As filed with the U.S. Securities and Exchange Commission on October 29, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARYA SCIENCES ACQUISITION CORP IV*
(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1574672
(State or other Jurisdiction of Incorporation Or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

51 Astor Place, 10th Floor
New York, NY 10003
Tel.: (212) 284-2300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Adam Stone
51 Astor Place, 10th Floor
New York, New York 10003
Tel.: (212) 284-2300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Christian O. Nagler Peter Seligson Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800 Fax: (212) 446-4900	Graham Robinson Katherine D. Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 Tel: (202) 371-7000 Fax: (202) 661-8251

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Security		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
New Caritas Class A Common Stock(1)	19,186,500	(2)	$9.95	(3)	$190,905,675	$17,697	(4)
Total						$17,697

(1)
The number of shares of common stock of New Caritas (as defined below) being registered represents (i) 14,950,000 Class A ordinary shares issued in the initial public offering of ARYA (as defined below), which will be converted by operation of law into shares of Class A common stock, par value $0.0001 per share, of New Caritas (the “New Caritas Class A Common Stock”) in the Domestication (as defined below) (ii) 499,000 Class A ordinary shares issued in a private placement simultaneously with the closing of ARYA’s initial public offering which will be converted by operation of law into shares of New Caritas Class A Common Stock in the Domestication, and (iii) 3,737,500 Class B ordinary shares held by ARYA’s initial shareholders which will be converted by operation of law into shares of New Caritas Class A Common Stock in the Domestication.

(2)
Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of ARYA on the Nasdaq Capital Market on October 25, 2021 ($9.95 per Class A ordinary share). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(4)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0000927.

*
Immediately prior to the consummation of the Business Combination described in the proxy statement/prospectus forming part of this registration statement, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), intends to effect a deregistration under the Cayman Islands Companies Act (2021 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which ARYA’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Caritas Therapeutics, Inc.” upon the consummation of the Domestication. As used herein, “New Caritas” refers to ARYA after giving effect to the Domestication.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 29, 2021

PRELIMINARY PROSPECTUS

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF ARYA SCIENCES ACQUISITION CORP IV

PROSPECTUS FOR 19,186,500 SHARES OF COMMON STOCK OF ARYA SCIENCES ACQUISITION CORP IV (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED CARITAS THERAPEUTICS, INC. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated September 29, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Amicus”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”) and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), a copy of which is attached to this proxy statement/prospectus as Annex A, including the domestication of ARYA as a Delaware corporation (the “Domestication”). As described in this proxy statement/prospectus, ARYA’s shareholders are being asked to consider a vote upon each of the Domestication and the Business Combination, among other items. As used in this proxy statement/prospectus, “New Caritas” refers to ARYA after giving effect to the consummation of the Domestication.
The Business Combination Agreement provides for, among other things, the following transactions: (i) a pre-closing reorganization of Amicus will be effected pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas (the “Pre-Closing Reorganization”), (ii) the Domestication and, in connection with the Domestication, (A) ARYA’s name will be changed to “Caritas Therapeutics, Inc.” (“New Caritas”, provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus), (B) each outstanding Class A ordinary share, par value $0.0001 per share of ARYA (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of ARYA (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New Caritas, (the “New Caritas Class A Common Stock”), and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication and (iii) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of common units (“Units”) equal to the Transaction Equity Security Amount (as defined in the accompanying proxy statement/prospectus) based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make an additional cash contribution of $50 million (the “Amicus Contribution Amount”) in exchange for a number of Units equal to the Amicus Contribution Equity Amount (as defined in the accompanying proxy statement/prospectus), (D) ARYA will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares (as defined in the accompanying proxy statement/prospectus) and (E) New Caritas will issue to Amicus GT a number of shares of Class B common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class B Common Stock”) (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT.
Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas.
This prospectus covers 19,186,500 shares of New Caritas Class A Common Stock. The number of shares of New Caritas Class A Common Stock that this prospectus covers represents the maximum number of shares that may be issued to holders of shares and equity awards of Caritas in connection with the Business Combination (as more fully described in this proxy statement/prospectus), together with the shares issued or issuable to the existing shareholders of ARYA in connection with the Business Combination.
ARYA’s public shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ARYD.” ARYA will apply for listing, to be effective at the time of the Business Combination, of New Caritas Class A Common Stock on Nasdaq under the proposed symbol “SPES”. It is a condition of the consummation of the Business Combination that ARYA receive confirmation from Nasdaq that New Caritas has been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that ARYA will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

The accompanying proxy statement/prospectus provides shareholders of ARYA with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of ARYA. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors“ beginning on page [●] of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated           , 2021, and

is first being mailed to ARYA’s shareholders on or about         , 2021.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003

Dear ARYA Sciences Acquisition Corp IV Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of ARYA Sciences Acquisitions Corp IV, a Cayman Islands exempted company (“ARYA”), at 9:00 a.m., Eastern Time, on            , 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

As further described in the accompanying proxy statement/prospectus, in connection with the Domestication (as defined below), on the Closing Date (as defined in the accompanying proxy statement/prospectus), among other things, (i) ARYA will change its name to “Caritas Therapeutics, Inc.” (provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus), (ii) all of the outstanding shares of ARYA will be converted into common stock of a domesticated Delaware corporation, and (iii) the governing documents of ARYA will be amended and restated. As used in the accompanying proxy statement/prospectus, “New Caritas” refers to ARYA after giving effect to the Domestication and the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement (as defined below).

At the extraordinary general meeting, ARYA shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Business Combination Agreement (and the transactions contemplated thereby) dated as of September 29, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Amicus”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”) and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:

(a)          A pre-closing reorganization of Amicus pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas (the “Pre-Closing Reorganization”).

(b)          On the Closing Date, (A) ARYA will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (“New Caritas”, provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus) (for further details, see the section entitled “Proposal No. 2—The Domestication Proposal”), (B) each outstanding Class A ordinary share, par value $0.0001 per share of ARYA (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of ARYA (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class A Common Stock”), and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication.

(c)          (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of common units (“Units”) equal to the Transaction Equity Security Amount (as defined in the accompanying proxy statement/prospectus) based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make an additional cash contribution of $50 million (the “Amicus Contribution Amount”) in exchange for a number of Units equal to Amicus Contribution Equity Amount (as defined in the accompanying proxy statement/prospectus), (D) ARYA will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares (as defined in the accompanying proxy statement/prospectus) and (E) New Caritas will issue to Amicus GT a number of Class B common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class B Common Stock”) (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT.

Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, ARYA entered into Subscription Agreements (the “Subscription Agreements”) with Perceptive Life Sciences Master Fund Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”) and certain other investors (the “Other PIPE Investors,” and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and ARYA has agreed to issue and sell to the PIPE Investors, an aggregate of 20,000,000 shares of New Caritas Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200 million (the “PIPE Financing”). The Perceptive PIPE Investor will fund $50 million in the PIPE Financing. The shares of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

ARYA will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

You will also be asked to consider and vote upon (a) a proposal to approve the Domestication (the “Domestication Proposal”), (b) the proposed new certificate of incorporation of New Caritas upon the Domestication, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, which is referred to herein as the “Charter Proposal”, (c) on a non-binding advisory basis, proposals related to material changes to ARYA’s existing amended and restated memorandum and articles of association (the “Existing Governing Documents”), which are referred to herein collectively as the “Advisory Governing Documents Proposals,” (d) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of New Caritas Class A Common Stock in connection with the Business Combination and the PIPE Financing, which is referred to herein as the “Nasdaq Proposal,” (e) a proposal to approve and adopt the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, which is referred to herein as the “Incentive Award Plan Proposal,” (f) a proposal to approve and adopt the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J, which is referred to herein as the “Employee Stock Purchase Plan Proposal,” and (g) a proposal to adjourn the extraordinary general meeting to a later date or dates to the extent necessary, which is referred to herein as the “Adjournment Proposal.”

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Award Plan Proposal and the Nasdaq Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if ARYA shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by ARYA from the trust account in connection with the Business Combination, together with the aggregate gross proceeds from the PIPE Financing and the Amicus Contribution Amount, equal no less than $300,000,000 after deducting any amounts paid to ARYA shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied (such aggregate proceeds, the “Aggregate Transaction Proceeds”, and such condition to the consummation of the Business Combination, the “Aggregate Transaction Proceeds Condition”).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing Date, including the A&R Company LLC Agreement, the Tax Receivable Agreement, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the Director Nomination Agreement, the Co-Development and Commercialization Agreement and the Transition Services Agreement (each as defined in the accompanying proxy statement/prospectus). See the section entitled “Business Combination Proposal—Related Agreements” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Existing Governing Documents, a holder of ARYA’s public shares (a “public shareholder”) may request that ARYA redeem all or a portion of such public shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company (“Continental”) in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, New Caritas will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of ARYA’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Caritas Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of ARYA— Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Concurrently with the execution of the Business Combination Agreement, ARYA, ARYA Sciences Holdings IV (the “Sponsor”),each of Messrs. Wider and Henderson and Ms. Trigg (collectively, the “Other Class B Shareholders” and with the Sponsor, the “initial shareholders”), each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (with the initial shareholders, the “Insiders”) and Amicus GT entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in the accompanying proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements and (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

As of the date of the accompanying proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will ARYA redeem public shares in an amount that would cause New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

ARYA is providing the accompanying proxy statement/prospectus and accompanying proxy card to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by ARYA’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of ARYA’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page [●] of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of ARYA has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby and “FOR” all other proposals presented to ARYA’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of ARYA, you should keep in mind that ARYA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of ARYA’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Joseph Edelman

Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated             , 2021 and is first being mailed to shareholders on or about           , 2021.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON                , 2021

TO THE SHAREHOLDERS OF ARYA SCIENCES ACQUISITION CORP IV:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “extraordinary general meeting”) of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), will be held at 9:00 a.m., Eastern Time, on                 , 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

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Proposal No. 1—The Business Combination Proposal—RESOLVED, as an ordinary resolution, that ARYA’s entry into the Business Combination Agreement, dated as of September 29, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Amicus”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”) and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things,” (a) a pre-closing reorganization of Amicus will be effected pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas (the “Pre-Closing Reorganization), (b) on the Closing Date (as defined in the accompanying proxy statement/prospectus), (A) ARYA will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating under the laws of the State of Delaware (the “Domestication”) upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (“New Caritas” , provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus), (B) each outstanding Class A ordinary share, par value $0.0001 per share of ARYA (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of ARYA (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class A Common Stock”), and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication, (c) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of common units (“Units”) equal to the Transaction Equity Security Amount (as defined in the accompanying proxy statement/prospectus) based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make an additional cash contribution of $50 million (the “Amicus Contribution Amount”) in exchange for a number of Units equal to Amicus Contribution Equity Amount (as defined in the accompanying proxy statement/prospectus), (D) ARYA will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares (as defined in the accompanying proxy statement/prospectus) and (E) New Caritas will issue to Amicus GT a number of shares of Class B common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class B Common Stock”) (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT such that following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R Company LLC Agreement, the Tax Receivable Agreement, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the Director Nomination Agreement, the Co-Development and Commercialization Agreement and the Transition Services Agreement, each in the form attached to the proxy statement/prospectus as Annex N, Annex O, Annex F, Annex E, Annex G, Annex H, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

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Proposal No. 2—The Domestication Proposal—RESOLVED, as a special resolution, that ARYA be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, ARYA be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of ARYA as a corporation in the State of Delaware, the name of ARYA be changed from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.”

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Proposal No. 3—The Charter Proposal—RESOLVED, as a special resolution, that, upon the Domestication, the amended and restated memorandum and articles of association of ARYA (“Existing Governing Documents”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation of “Caritas Therapeutics, Inc.” upon the Domestication, a copy of which is attached to the proxy statement/prospectus as Annex C (the “Proposed Certificate of Incorporation”).

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Advisory Governing Documents Proposals—to consider and vote upon, on a non-binding advisory basis, the following governance proposals regarding the Proposed Certificate of Incorporation (such proposals, collectively, the “Advisory Governing Documents Proposals”) and the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

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Proposal No. 4—Advisory Governing Documents Proposal A—RESOLVED, that an amendment to change the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 250,000,000 shares of New Caritas Class A Common Stock, par value $0.0001 per share, (b) 70,000,000 shares of New Caritas Class B Common Stock, par value $0.0001 per share and (c) 12,500,000 shares of preferred stock, par value $0.0001 per share, of New Caritas (“New Caritas Preferred Stock”) be approved on a non-binding advisory basis.

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Proposal No. 5—Advisory Governing Documents Proposal B—RESOLVED, that an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the Delaware General Corporation Law be approved on a non-binding advisory basis.

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Proposal No. 6—Advisory Governing Documents Proposal C—RESOLVED, that an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting be approved on a non-binding advisory basis.

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Proposal No. 7—Advisory Governing Documents Proposal D—RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication (a copy of which is attached to the proxy statement/prospectus as Annex C), including (i) changing the post-Business Combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” (which is expected to occur upon the consummation of the Domestication), (ii) making New Caritas’ corporate existence perpetual, (iii) electing for New Caritas to not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved on a non-binding advisory basis.

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Proposal No. 8—The Nasdaq Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of shares of New Caritas Class A Common Stock be approved.

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Proposal No. 9—The Incentive Award Plan Proposal—RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex I, be adopted and approved.

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Proposal No. 10—The Employee Stock Purchase Plan Proposal—RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex J, be adopted and approved.

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Proposal No. 11—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if ARYA shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by ARYA from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing and the Amicus Contribution Amount, equal no less than $300,000,000 after deducting any amounts paid to ARYA shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal, the Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on [●], 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of ARYA’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page [●] of this proxy statement/prospectus.

After careful consideration, the board of directors of ARYA has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, and “FOR” all other proposals presented to ARYA’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of ARYA, you should keep in mind that ARYA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request of ARYA that New Caritas redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)          hold public shares;

(ii)          submit a written request to Continental, ARYA’s transfer agent, in which you (i) request that New Caritas redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)          deliver your public shares to Continental, ARYA’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                          , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ARYA’s transfer agent, New Caritas will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of ARYA’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Caritas Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of ARYA—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Concurrently with the execution of the Business Combination Agreement, ARYA, ARYA Sciences Holdings IV (the “Sponsor”), each of Messrs. Wider and Henderson and Ms. Trigg (collectively, the “Other Class B Shareholders” and with the Sponsor, the “initial shareholders”), each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (with the initial shareholders, the “Insiders”) and Amicus GT entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in the accompanying proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements and (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements— Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will ARYA redeem public shares in an amount that would cause New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing ARYD.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of ARYA Sciences Acquisition Corp IV,

Joseph Edelman

Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning ARYA, without charge, by written request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, or by telephone request at (212) 284-2300; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing ARYA, ARYD.info@investor.morrowsodali.com or from the SEC through the SEC website at http://www.sec.gov.

In order for ARYA’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of ARYA to be held on                        , 2021, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by                       , 2021.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

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“A&R Company LLC Agreement” are to the amended and restated limited liability company agreement of Caritas, amended and restated by Caritas and Amicus GT at the Closing, that, among other things, provides Caritas unitholders (other than New Caritas) with the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas’ option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for shares of New Caritas Class A Common Stock or cash of equivalent value, in each case subject to certain restrictions set forth therein;

•	“AAV” are to adeno-associated viral;

•	“AE” are to adverse event;

•	“Amicus” are to Amicus Therapeutics, Inc., a Delaware corporation;

•	“Amicus 2007 Plan” are to Amicus’ Amended and Restated 2007 Equity Incentive Plan;

•	“Amicus Biologics” are to Amicus Biologics Inc., a Delaware corporation and wholly-owned subsidiary of Amicus;

•	“Amicus Contribution Amount” are to an amount in cash equal to $50,000,000;

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“Amicus Contribution Equity Amount” are to a number of Company Units (as defined in the Business Combination Agreement) or ARYA Class B Shares (as defined in the Business Combination Agreement), as applicable, equal to (a) the Amicus Contribution Amount, divided by (b) $10.00;

•	“Amicus Entities” are to Amicus, Amicus GT and prior to the Closing, Caritas;

•	“Amicus GT” are to Amicus GT Holdings, LLC, a Delaware limited liability corporation and wholly-owned subsidiary of Amicus;

•	“Amicus Indemnified Parties” are to Amicus, its affiliates, and their respective directors, officers, agents, employees, successors and assigns;

•	“Articles of Association” are to the amended and restated articles of association of ARYA;

•	“ARYA,” “we,” “us” or “our” are to ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company, prior to the consummation of the Business Combination;

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“ARYA Acquisition Proposal” are to (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which ARYA or any of its controlled affiliates, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, equity securities or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), (b) any equity, debt or similar investment in ARYA or any of its controlled affiliates or (c) any other “Business Combination” as defined in ARYA’s organizational documents;

•	“ARYA Board” are to ARYA’s board of directors;

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“ARYA Material Adverse Effect” are to any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of ARYA to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms;

•	“Assumed Business Liabilities” are to the collective liabilities set forth in Section 1.50 of the Business Combination Agreement;

•	“AT-GTX-701” are to Caritas’ engineered hGLA transgene;

•	“BBA” are to Bipartisan Budget Act of 2018;

•	“BLA” are to biologic product license application;

•	“Business Combination” are to the Domestication and other transactions contemplated by the Business Combination Agreement, collectively, including the PIPE Financing;

•	“Business Combination Agreement” are to that certain Business Combination Agreement, dated September 29, 2021, by and among ARYA, Amicus, Amicus GT and Caritas;

•	“Business Entities” are to Caritas, MiaMed, Amicus Biologics and Celenex;

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“Caritas” are to Caritas Therapeutics, LLC, a Delaware limited liability company and prior, to the consummation of the Business Combination, a wholly-owned subsidiary of Amicus GT, the entity that will hold all of the assets and entities that constitute the Gene Therapy Business;

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“Caritas Acquisition Proposal” are to (a) any direct or indirect acquisition (or similar transaction), in one or a series of transactions, (i) of or with any of the Business Entities or all or a material portion of the equity securities, either individually or in the aggregate, of any of the Business Entities or (ii) of all or a material portion of the assets, properties or rights, either individually or in the aggregate, related to or arising out of the Business (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, sale, transfer or license of assets, properties or rights, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in any of the Business Entities (in each case of clauses (a) and (b) other than pursuant to the Business Combination Agreement, the other agreements entered into in connection with the Business Combination of the transactions contemplated by the Business Combination Agreement);

•	“Caritas unitholders” are to the holders of Units;

•	“Cayman Islands Companies Act” are to the Companies Act (2021 Revision) of the Cayman Islands as the same may be amended from time to time;

•	“CBER” are to Center for Biologics Evaluation and Research;

•	“CDD” are to CDKL5 deficiency disorder;

•	“Celenex” are to Celenex Inc., a Delaware corporation;

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“Class A ordinary shares” are to the Class A ordinary shares, par value $0.0001 per share, of ARYA, which will automatically convert, on a one-for-one basis, into shares of New Caritas Class A Common Stock in connection with the Domestication;

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“Class B ordinary shares” or “founder shares” are to the 3,737,500 Class B ordinary shares, par value $0.0001 per share, of ARYA outstanding as of the date of this proxy statement/prospectus that were initially issued to our Sponsor in a private placement prior to our initial public offering and of which 90,000 were transferred to Messrs. Wider and Henderson and Ms. Trigg (30,000 shares each) in February 2021, and, in connection with the Domestication, will automatically convert, on a one-for-one basis, into shares of New Caritas Class A Common Stock;

•	“CLN1” are to CLN1 Batten disease;

•	“CLN3” are to CLN3 Batten disease;

•	“CLN6” are to CLN6 Batten disease;

•	“Closing” are to the closing of the Business Combination;

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“Closing Date” are to that date that is in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled “Business Combination Proposal—The Business Combination Agreement—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date as ARYA and Amicus may agree in writing;

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“Closing Date Contribution Amount” are to an amount equal to (a) the amount of cash in the trust account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the ARYA Share Redemptions and the payment of the Deferred Underwriting Commission payable to Goldman Sachs & Co. LLC and Jefferies LLC), less (b) the aggregate amount of cash required to fund ARYA Share Redemptions from the trust account and the Deferred Underwriting Commission payable to Goldman Sachs & Co. LLC and Jefferies LLC, plus (c) the Aggregate Closing PIPE Proceeds;

•	“CNS” are to central nervous system;

•	“Code” are to the Internal Revenue Code of 1986, as amended;

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“Co-Development and Commercialization Agreement” are to the co-development and commercialization agreement entered into by Amicus and Caritas concurrently with the Closing pursuant to which, among other things, (i) Amicus and Caritas will collaborate in the research and development of gene therapy product candidates for the treatment of Fabry disease and Pompe diseases, (ii) Caritas will grant Amicus an exclusive license under Caritas’ intellectual property to clinically develop and commercialize certain existing and future gene therapy candidates and (iii) Caritas will grant Amicus a right of first negotiation for Amicus to negotiate an exclusive license to develop and commercialize therapeutic products incorporating gene therapy technologies being developed by Caritas for certain muscular dystrophy indications, in each case, subject to the terms and conditions therein;

•	“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Award Plan Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•
“Contributed Business Assets” are to, collectively, all of Amicus’ and its affiliates’ respective right, title and interest, free and clear of any liens, in and to the assets, properties, claims and rights set forth in Section 1.92 of the Business Combination Agreement;

•	“DGCL” are to the Delaware General Corporation Law.

•
“Director Nomination Agreement” are to the director nomination agreement entered into by ARYA, Sponsor and Amicus concurrently with the Closing pursuant to which, among other things, (i) Amicus will be entitled to ongoing director designation rights with respect to the two director positions for which the Amicus initially designated directors in connection with the Closing, subject to customary fall-away thresholds based on Amicus’ continued ownership of New Caritas and (ii) Sponsor will be entitled to ongoing director designation rights with respect to the one director position for which Sponsor initially designated a director in connection with the Closing, subject to customary fall-away thresholds based on Sponsor’s continued ownership of New Caritas;

•
“Domestication” are to the transfer by way of continuation and deregistration of ARYA from the Cayman Islands and the continuation and domestication of ARYA as a corporation incorporated in the State of Delaware;

•	“engineered hGAA” are to an engineered hGAA transgene with a Lysosomal-Targeting Cell receptor binding motif;

•	“ERTs” are to enzyme replacement therapies;

•	“ESPP” are to the New Caritas 2021 Employee Stock Purchase Plan to be considered for adoption and approval by the shareholders pursuant to the Employee Stock Purchase Plan Proposal;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•
“extraordinary general meeting” are to the extraordinary general meeting of ARYA at 9:00 a.m., Eastern Time, on                       , 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, or at such other time, on such other date and at such other place to which the meeting may be adjourned;

•	“Existing Governing Documents” are to the Memorandum of Association and the Articles of Association;

•	“FCPA” are to U.S. Foreign Corrupt Practices Act;

•	“FDA” are to U.S. Food and Drug Administration;

•
“FL RE Holdings, LLC” are to Amicus Biologics after its conversion into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act whereupon it shall become a disregarded entity for U.S. federal income tax purposes, and, in connection therewith, its name shall be changed to a name to be mutually agreed by ARYA and Amicus;

•
“Gene Therapy Business” are to the business of investigating, manufacturing, researching, developing, testing, seeking, applying for and maintaining regulatory permits, commercializing, selling and marking products, product candidates, platforms or services arising out of Amicus’ gene therapy portfolio as operated by Amicus and its subsidiaries prior to the consummation of the Business Combination;

•	“GCP” are to Good Clinical Practice;

•	“GLP” are to Good Laboratory Practice;

v

•	“IND” are to Investigational New Drug application;

•	“initial public offering” are to ARYA’s initial public offering that was consummated on March 2, 2021;

•	“initial shareholders” are to Sponsor and each of Messrs. Wider and Henderson and Ms. Trigg;

•	“Insiders” are to the initial shareholders and each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov;

•
“Intermediate HoldCo” are to Amicus GT Intermediate Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus, which shall be formed immediately prior to the Closing for the purposes of effecting the Pre-Closing Reorganization;

•
“Investor Rights Agreement” are to the investor rights agreement entered into by ARYA, Caritas, the Perceptive PIPE Investor, the initial shareholders and Amicus GT concurrently with the execution of the Business Combination Agreement pursuant to which, among other things, the Perceptive PIPE Investor, Amicus and the initial shareholders (i) each agreed not to effect any sale or distribution of any equity securities of New Caritas (and, in the case of Amicus GT, the Units) held by any of them during the one-year lock-up period described therein and (ii) were granted certain registration rights with respect to their Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein;

•	“IPO” are to initial public offering;

•	“IRB” are to Institutional Review Board;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“LDs” are to lysosomal disorders;

•	“Memorandum of Association” are to the amended and restated memorandum of association of ARYA;

•	“MiaMed” are to MiaMed, Inc., a Delaware corporation;

•	“MPSIIIA” are to Mucopolysaccharidosis Type IIIA;

•	“MPSIIIB” are to Mucopolysaccharidosis Type IIIB;

•	“Nasdaq” are to the Nasdaq Capital Market;

•	“NCE” are to New Chemical Entity;

•	“NDA” are to new drug application;

•	“NCH” are to Nationwide Children's Hospital;

•	“New Caritas” are to Caritas Therapeutics, Inc. (f.k.a. ARYA Sciences Acquisition Corp IV) upon and after the Domestication;

•	“New Caritas Board” are to the board of directors of New Caritas;

•	“New Caritas Common Stock” are to the New Caritas Class A Common Stock and the New Caritas Class B Common Stock;

•	“New Caritas Class A Common Stock” are to the Class A common stock, par value $0.0001 per share, of New Caritas;

•	“New Caritas Class B Common Stock” are to the Class B common stock, par value $0.0001 per share of New Caritas;

•	“New Caritas Preferred Stock” are to the shares of preferred stock, par value $0.0001 per share of New Caritas;

•
“Net Outstanding Class A Shares” means a number equal to (a) the sum of (i) the number of New Caritas Class A Common Stock outstanding as of immediately prior to the Closing and (ii) the number of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements, minus (b) the number of New Caritas Class A Common Stock redeemed and cancelled in connection with the accompanying proxy statement/prospectus;

•	“NME” are to new molecular entity;

•	“ordinary shares” are to ARYA’s Class A ordinary shares and ARYA’s Class B ordinary shares;

•	“Orphan Drug Exclusivity” are to the seven-year exclusive marketing period in the U.S. for that product for that indication;

•	“Other Class B Shareholders” are to Todd Wider, Leslie Trigg and Michael Henderson;

•	“Other PIPE Investors” are to certain other investors in the PIPE Financing;

•	“Penn” are to the University of Pennsylvania;

•	“Perceptive Advisors” are to Perceptive Advisors, LLC, an affiliate of our Sponsor;

•	“Perceptive PIPE Investor” are to Perceptive Life Sciences Master Fund Ltd, a Cayman Islands exempted company;

•	“Perceptive Shareholders” are to the Sponsor and the Perceptive PIPE Investor;

•	“PFIC” are to passive foreign investment company;

•
“Philadelphia Facility Sublease” are to the sublease agreement to be entered into between Amicus and Caritas at the Closing with respect to the property leased by Amicus pursuant to that certain Lease, dated as of February 23, 2019, by and between Amicus and Wexford-SCEC 3675 Market Street, LLC, with commercial and other terms substantially consistent with the terms of the most recent drafts of such sublease agreement shared between Amicus and ARYA prior to the date hereof and with such changes or modifications thereto as mutually agreed to by Amicus and ARYA (such agreement not to be unreasonably withheld, conditioned or delayed by either Amicus or ARYA);

•
“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 20,000,000 shares of New Caritas Class A Common Stock for an aggregate purchase price of $200,000,000 to be consummated in connection with Closing;

•	“PIPE Investors” are to the Perceptive PIPE Investor and the Other PIPE Investors, collectively;

•	“PREA” are to Pediatric Research Equity Act of 2007;

•
“Pre-Closing Reorganization” are to the pre-closing reorganization of Amicus pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas immediately prior to the Closing;

•
“private placement shares” are to the 499,000 private placement shares outstanding as of the date of this proxy statement/prospectus that were issued to our Sponsor in a private placement simultaneously with the closing of our initial public offering, which are identical to the Class A ordinary shares sold in our initial public offering, subject to certain limited exceptions;

•	“pro forma” are to giving pro forma effect to the Business Combination, including the PIPE Financing;

•	“Proposed Bylaws” are to the proposed bylaws of New Caritas to be effective upon the Domestication attached to this proxy statement/prospectus as Annex D;

•	“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Caritas to be effective upon the Domestication attached to this proxy statement/prospectus as Annex C;

•	“Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“PRSUs” are to RSUs that are subject to one or more performance goals;

•	“public shareholders” are to holders of public shares, whether acquired in ARYA’s initial public offering or acquired in the secondary market;

•	“public shares” are to the currently outstanding 14,950,000 Class A ordinary shares of ARYA, whether acquired in ARYA’s initial public offering or acquired in the secondary market;

•	“R&D” are to research and development;

•	“redemption” are to each redemption of public shares for cash pursuant to the Existing Governing Documents;

•	“REMS” are to risk evaluation and mitigation strategy;

•	“ROU” are to right-of-use;

•	“RSUs” are to restricted stock units;

•	“SARs” are to stock appreciation rights;

•	“SEC” are to the Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“SPC” are to Supplemental Protection Certificate;

•	“Sponsor” are to ARYA Sciences Holdings IV, a Cayman Islands exempted limited company;

•
“Sponsor Letter Agreement” are to the sponsor letter agreement entered into by ARYA, the Insiders and Amicus GT concurrently with the execution of the Business Combination Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements, (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements and (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

•	“Subscription Agreements” are to the subscription agreements, entered into by ARYA and each of the PIPE Investors in connection with the PIPE Financing;

•
“Tax Receivable Agreement” are to the tax receivable agreement entered into concurrently with the Closing by New Caritas, Caritas, Amicus GT and the other persons from time to time that become a party thereto pursuant to which, among other things, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement;

•	“ThermoFisher” are to ThermoFisher Scientific;

•	“TRA Participants” are to Amicus GT and the other persons (other than New Caritas and Caritas) from time to time that become a party to the Tax Receivable Agreement;

•	“Transaction Equity Security Amount” means a number of Units or New Caritas Class B Common Stock, as applicable, equal to (a) $175,000,000 divided by (b) $10.00;

•
“Transition Services Agreement” are to the transition services agreement entered into by Amicus and Caritas concurrently with the Closing pursuant to which, among other things, (i)  Amicus and/or one or more of its affiliates will provide certain transitional services to Caritas and/or one or more of its affiliates and (ii) Caritas and/or one or more its affiliates will provide certain transitional services to Amicus and/or one or more of its affiliates, in each case in order to facilitate the orderly transition of Amicus’ gene therapy business to Caritas.

•	“transfer agent” are to Continental, ARYA’s transfer agent;

•
“trust account” are to the trust account established at the consummation of ARYA’s initial public offering that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

•
“Units” are, collectively, to (i) the limited liability company interests of Caritas that will be reclassified prior to the Closing into a number of common units equal to the Transaction Equity Security Amount (as defined in the Business Combination Agreement) based on a pre-transaction equity value for Caritas of $175,000,000 (ii) the common units of Caritas that will be issued to Amicus GT in exchange for the Amicus Contribution Amount (as defined in the Business Combination Agreement) and (iii) the common units of Caritas that will be issued to New Caritas in exchange for the Closing Date Contribution Amount (as defined in the Business Combination Agreement);

•	“Unmodified hGAA” are to unmodified wild-type hGAA; and

•	“U.S. GAAP” are the U.S. generally accepted accounting principles;

•	“2021 Plan” are to the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan to be considered for adoption and approval by the shareholders pursuant to the Incentive Award Plan Proposal.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF ARYA

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to ARYA’s shareholders. We urge shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at 9:00 a.m. Eastern Time, on                   , 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022.

Q.          Why am I receiving this proxy statement/prospectus?

A.
ARYA shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things, following the Pre-Closing Reorganization and on the Closing Date, (i) (A) the Domestication will occur and ARYA’s name will be changed to “Caritas Therapeutics, Inc.”, (B) each outstanding Class A ordinary share and each outstanding Class B ordinary share will become one share of New Caritas Class A Common Stock, and (C) ARYA will amend and restate its Existing Governing Documents by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation in connection with the Domestication and (ii) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing to be re-classified into a number of Units equal to the Transaction Equity Security Amount based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make the Amicus Contribution Amount in exchange for a number of Units equal to Amicus Contribution Equity Amount, (D) ARYA will contribute the Closing Date Contribution Amount  to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares and (E) New Caritas will issue to Amicus GT a number of New Caritas Class B Common Stock (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT. See “Business Combination Proposal.”

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read the Business Combination Agreement in its entirety.

The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, and each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

In connection with the Domestication, on the Closing Date, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of ARYA will be converted, on a one-for-one basis, into shares of New Caritas Class A Common Stock. See “Domestication Proposal.”

The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of ARYA?” below.

x

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q.          What proposals are shareholders of ARYA being asked to vote upon?

A.	At the extraordinary general meeting, ARYA is asking holders of its ordinary shares to consider and vote upon eleven (11) separate proposals:

•	a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•
a proposal to approve by special resolutions the amendment and restatement in their entirety and substitution in their place of the Existing Governing Documents with the Proposed Certificate of Incorporation;

•
the following governance proposals to approve, on a non-binding advisory basis, the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

•
an amendment to change the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share, and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 250,000,000 shares of New Caritas Class A Common Stock, (b) 70,000,000 shares of New Caritas Class B Common Stock and (c) 12,500,000 shares of New Caritas Preferred Stock;

•
an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the DGCL;

•	an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting; and

•	certain other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication;

•	a proposal to approve by ordinary resolution shares of New Caritas Class A Common Stock in connection with the Business Combination and the PIPE Financing in compliance with the Nasdaq Listing Rules;

•	a proposal to approve and adopt by ordinary resolution the 2021 Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP; and

•
a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information, please see “Business Combination Proposal,” “Domestication Proposal,” “Charter Proposal,” “Advisory Governing Documents Proposals,” “Nasdaq Proposal,” “Incentive Award Plan Proposal,” “Employee Stock Purchase Plan Proposal” and “Adjournment Proposal.”

ARYA will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of ARYA should read it carefully.

After careful consideration, the ARYA Board has determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are in the best interests of ARYA and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q.          Why is ARYA proposing the Business Combination?

A.
ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although ARYA may pursue an acquisition opportunity in any business, industry, sector or geographical location for purposes of consummating an initial business combination, ARYA has focused on North American companies in the life sciences and medical technology sectors. ARYA is not permitted under its Existing Governing Documents to effect a business combination solely with another blank check company or a similar type of company with nominal operations.

ARYA has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. ARYA has sought to acquire companies that: have a scientific or other competitive advantage in the markets in which they operate and which can benefit from access to additional capital as well as ARYA’s industry relationships and expertise; are ready to be public, with strong management, corporate governance and reporting policies in place; will likely be well received by public investors and are expected to have good access to the public capital markets; have significant embedded and/or underexploited growth opportunities; exhibit unrecognized value or other characteristics that ARYA believes have been misevaluated by the market based on its rigorous analysis and scientific and business due diligence review; and will offer attractive risk-adjusted equity returns for ARYA shareholders.

Based on its due diligence investigations of the Gene Therapy Business, including the financial and other information provided by Amicus in the course of negotiations, the ARYA Board believes that the Gene Therapy Business meets the criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination.”

Although the ARYA Board believes that the Business Combination with Caritas presents a unique business combination opportunity and is in the best interests of ARYA and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to the Business Combination and ARYA.”

Q.          Did the ARYA Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.
No. The ARYA Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, ARYA’s management, the members of the ARYA Board and the other representatives of ARYA have substantial experience in evaluating the operating and financial merits of companies similar to the Gene Therapy Business, including in connection with the business combinations of ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II and ARYA Acquisition Corp III. In addition, the ARYA Board considered financial and product data of a group of publicly traded gene therapy companies selected based on the experience and professional judgement of ARYA’s management team, which included Taysha Gene Therapies, Inc., Passage Bio, Inc. and other companies that were similar to the Gene Therapy Business. Investors will be relying solely on the judgment of the ARYA Board in valuing the Gene Therapy Business and assuming the risk that the ARYA Board may not have properly valued such business. For purposes of determining the ultimate valuation reflected in the non-binding term sheet, ARYA considered the disruptive nature of the Gene Therapy Business’ technology as well as the potential market opportunity and relied principally on the information received from Amicus, the comparable gene therapy businesses and the precedent gene therapy transactions that the ARYA Board reviewed. For a more detailed description of the process by which the parties to the transaction agreed to a $175 million valuation for Caritas and the ARYA Board’s consideration of Caritas’ projected financial information and other data in connection with ultimately approving the transaction and determining that the transaction satisfied the 80% test, see “Business Combination Proposal—Background to the Business Combination” and “—The ARYA Board’s Reasons for the Business Combination”.

Q.          What will Caritas’ and ARYA’s equityholders receive in return for the Business Combination with ARYA?

A.
Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas. In accordance with the terms and subject to the conditions of the Business Combination Agreement, all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the Business Combination Agreement) will be re-classified into a number of Units equal to the Transaction Equity Security Amount (as defined in the Business Combination Agreement) based on a pre-transaction equity value for Caritas of $175,000,000.

This organizational structure will allow Amicus GT to retain a direct equity ownership in Caritas, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Units. Amicus GT will also hold a number of shares of New Caritas Class B Common Stock equal to the number of Units it holds. Such shares of New Caritas Class B Common Stock will have no economic value and will entitle the holder thereof to one (1) vote per share at any meeting of the stockholders of New Caritas. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of ARYA will, by contrast, hold their equity ownership in ARYA, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and ARYA” for additional information on our organizational structure, including the Tax Receivable Agreement. The A&R Company LLC Agreement will provide Caritas unitholders (other than New Caritas) the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas’ option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for an equal number of shares of New Caritas Class A Common Stock or cash of equivalent value, subject to certain adjustments and restrictions set forth therein.

Below is an overview of the securities received in the Business Combination, which is not intended to be comprehensive. For further detail, see “Description of the Company’s Securities” and “The Business Combination Proposal — A&R Company LLC Agreement”.

Security	Voting Rights	Dividend and Distribution Rights	Rights Upon Liquidation	Conversion/ Exchange Rights
New Caritas Class A Common Stock	One vote per share	Ratable	Ratable	N/A
New Caritas Class B Common Stock	One vote per share	None	None	N/A
Units	None	Ratable	Ratable
Reedemable, together with an equal number of shares of New Caritas Class B Common Stock, or, at New Caritas' option, exchangeable, together with an equal number of shares of New Caritas Class B Common Stock, shares of New Caritas Class A Common Stock or cash of equivalent value (subject to certain adjustments and restrictions)

Q.          What is the Tax Receivable Agreement?

A.
Concurrently with the completion of the Business Combination, New Caritas will enter into the Tax Receivable Agreement with Caritas and the TRA Participants. Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New Caritas’ obligation, and not that of Caritas. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Caritas exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including upon a change of control). For more information on the Tax Receivable Agreement, please see the section entitled “Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Q.          How will the combined company be managed following the business combination?

A.
Following the Closing, it is expected that the current management of Caritas will become the management of New Caritas, and the New Caritas Board will consist of seven (7) directors, which will be divided into three classes (Class I, II and III) with Class I and Class II each initially consisting of two (2) directors and Class III initially consisting of three (3) directors. Pursuant to the Business Combination Agreement, the New Caritas Board will consist of two (2) individuals designated by Amicus, one of whom will be a Class I director and the other a Class II director, one (1) individual determined by Sponsor to serve as a Class III director, and four other individuals which will be mutually agreed by ARYA and Amicus and will be designated to such other class positions as mutually agreed by ARYA and Amicus. Please see the section entitled “Management Following the Business Combination” for further information.

Q.          What equity stake will current ARYA shareholders and Amicus and its affiliates hold in New Caritas immediately after the consummation of the Business Combination?

A.
As of the date of this proxy statement/prospectus, there are (i) 14,950,000 Class A ordinary shares outstanding and issued in ARYA’s initial public offering, (ii) 499,000 Class A ordinary shares outstanding and issued in a private placement simultaneously with the closing of ARYA’s initial public offering, and (iii) 3,737,500 Class B ordinary shares outstanding and issued to ARYA’s initial shareholders. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination), ARYA’s fully-diluted share capital would be 19,186,500 ordinary shares.

The following table illustrates varying ownership levels in New Caritas Class A Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 19,186,500 shares of New Caritas Class A Common Stock are issued to the holders of ARYA shares (including the Perceptive Shareholders) at Closing, which would be the number of shares of New Caritas Class A Common Stock issued to these holders if Closing were to occur on January 15, 2022; (ii) 20,000,000 shares of New Caritas Class A Common Stock are issued in the PIPE Financing; and (iii) the Units held by Amicus GT have been exchanged for 22,500,000 shares of New Caritas Class A Common Stock. Based on these assumptions, and assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, there would be approximately 61,686,500 shares of New Caritas Class A Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New Caritas will be different.

	Share Ownership in New Caritas
	No redemptions	Maximum redemptions(1)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
ARYA public shareholders(2)	24.2%	9.7%
Perceptive PIPE Investor and our initial shareholders(3)(4)	15.0%	17.9%
Other PIPE Investors(5)	24.3%	29.0%
Amicus and its affiliates(6)	36.5%	43.5%

(1)
Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds Condition to be met.

(2)	Excludes shares acquired by certain public investors in connection with the PIPE Financing.

(3)
Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing. The Perceptive PIPE Investor, which holds 26,559,443 shares of Amicus’ common stock, does not have beneficial ownership over the securities in New Caritas held by Amicus and its affiliates.

(4)
Includes 4,236,500 shares held by the initial shareholders originally acquired prior to or in connection with ARYA’s initial public offering (including 30,000 shares held by each of Todd Wider, Leslie Trigg and Michael Henderson).

(5)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.

(6)
Excludes shares held by the Perceptive Shareholders. Assumes exchange of Units for shares of New Caritas Class A Common Stock on a 1-for-1 basis and the concurrent cancellation of an equal number of shares of voting, non-economic shares of New Caritas Class B Common Stock. For further details, see “Business Combination Proposal—Consideration to Amicus GT in the Business Combination.”

Q.            Why is ARYA proposing the Domestication?

A.
Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of ARYA and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q.           What amendments will be made to the current constitutional documents of ARYA?

A.
The consummation of the Business Combination is conditional, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, ARYA’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace ARYA’s Existing Governing Documents, in each case, under Cayman Islands law with the Proposed Certificate of Incorporation, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Certificate of Incorporation
Authorized Shares (Advisory Governing Documents Proposal A)
The share capital under the Existing Governing Documents is US$50,000 divided into 479,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.

The Proposed Certificate of Incorporation authorizes 250,000,000 shares of New Caritas Class A common stock, 70,000,000 New Caritas Class B Common Stock and 12,500,000 shares of New Caritas Preferred Stock.

	See paragraph 8 of the Memorandum of Association.	See Article IV, Section A of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Certificate of Incorporation
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Advisory Governing Documents Proposal B)
The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Certificate of Incorporation authorizes the board of directors to issue shares of preferred stock from time to time in one or more series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

	See paragraph 8 of the Memorandum of Association and Article 3 of the Articles of Association.	See Article IV, Section C of the Proposed Certificate of Incorporation.
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Advisory Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders, but prohibits the ability of stockholders to act by written consent in lieu of a meeting.

	See Articles 14 and 15 of our Articles of Association.	See Article V, Section A and Article VI, Section A of the Proposed Certificate of Incorporation.
Corporate Name (Advisory Governing Documents Proposal D)	The Existing Governing Documents provide the name of the company is “ARYA Sciences Acquisition Corp IV”	The Proposed Certificate of Incorporation will provide that the name of the corporation will be “Caritas Therapeutics, Inc.”
	See paragraph 1 of our Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.
Perpetual Existence (Advisory Governing Documents Proposal D)
The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by March 2, 2023 (twenty-four months after the closing of ARYA’s initial public offering), ARYA will cease all operations except for the purposes of winding up and will redeem the shares issued in ARYA’s initial public offering and liquidate its trust account.

The Proposed Certificate of Incorporation does not limit the duration of the corporation’s existence to a specified date. Therefore, the corporation will have perpetual existence, which is the default under the DGCL.

	See Article 38 of our Articles of Association.	This is the default rule under the DGCL.

	Existing Governing Documents	Proposed Certificate of Incorporation
Takeovers by Interested Stockholders (Advisory Governing Documents Proposal D)	The Existing Governing Documents do not provide restrictions on takeovers of ARYA by a related shareholder following a business combination.
The Proposed Certificate of Incorporation contains a provision opting out of Section 203 of the DGCL, and therefore, New Caritas will not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders.

This is the default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Advisory Governing Documents Proposal D)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 38 of our Articles of Association.

Q.          How will the Domestication affect my ordinary shares?

A.
In connection with the Domestication, on the Closing Date prior to Closing, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of ARYA will be converted, on a one-for-one basis, into shares of New Caritas Class A Common Stock. See “Domestication Proposal.”

Q.          What are the U.S. federal income tax consequences of the Domestication?

A.
As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as ARYA, this result is not entirely free from doubt. In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F), and subject to the discussion of the “passive foreign investment company” (“PFIC”) rules below, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders” below) generally will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•
a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 generally should not recognize any gain or loss and will not be required to include any part of ARYA’s earnings in income;

•
a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally should recognize gain (but not loss) in respect of the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its public shares provided certain other requirements are satisfied; and

•
a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, generally should be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code (participation exemption).

ARYA does not expect to have significant cumulative earnings and profits through the date of the Domestication.

Furthermore, even if the Domestication qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code, a U.S. Holder of public shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares for shares of New Caritas Class A Common Stock pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of New Caritas Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding public shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and, if applicable, an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “U.S. Federal Income Tax Considerations”.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s shares of New Caritas Class A Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. As more fully described in the section entitled “U.S. Federal Income Tax Considerations,” because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, the uncertainty regarding the application of certain provisions of the PFIC rules and the inherently factual nature of the PFIC status of ARYA, counsel is unable to opine on the application of these rules to a U.S. Holder on the receipt of New Caritas Class A Common Stock in exchange for public shares in the Domestication. All holders are urged to consult their tax advisor on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q.          Do I have redemption rights?

A.
If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have agreed to waive their redemption rights with respect to all of their ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q.          How do I exercise my redemption rights?

A.	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)          hold public shares;

(ii)          submit a written request to Continental, ARYA’s transfer agent, in which you (i) request that we redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)          deliver your public shares to Continental, our transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                     , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, ARYA’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of [●], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place following the Domestication and, accordingly, it is shares of New Caritas Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

Q.          What are the U.S. federal income tax consequences of exercising my redemption rights?

A.
We expect that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of New Caritas Class A Common Stock will be treated as selling such shares of New Caritas Class A Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of New Caritas Class A Common Stock that such U.S. Holder owns or is deemed to own prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption by any public shareholder, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “U.S. Federal Income Tax Considerations—U.S. Holders.” All holders of our public shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q.          What happens to the funds deposited in the trust account after consummation of the Business Combination?

A.
Following the closing of our initial public offering, an amount equal to $149,500,000 ($10.00 per Class A ordinary share) of the net proceeds from our initial public offering and the sale of the private placement shares was placed in the trust account. As of June 30, 2021, funds in the trust account totaled approximately $149,519,811 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Business Combination) or (ii) the redemption of all of the public shares if we are unable to complete a business combination by March 2, 2023, subject to applicable law.

If our initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of New Caritas, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q.          What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.
Our public shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

In no event will New Caritas redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing or if we would not have funds legally available therefor.

Additionally, as a result of redemptions, the trading market for the New Caritas Class A Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.

Q.          What conditions must be satisfied to complete the Business Combination?

A.
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) ARYA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by Nasdaq of our initial listing application in connection with the Business Combination (also see “Risk Factors—Nasdaq may not list New Caritas’ securities on its exchange, which could limit investors’ ability to make transactions in New Caritas’ securities and subject New Caritas to additional trading restrictions.”); (vi) the absence of any law or order of an authority of competent jurisdiction or other legal restraint or prohibition that prohibits or prevents the consummation of the transactions contemplated by the Business Combination Agreement and (vii) the effectiveness of the registration statement of which this registration statement/proxy statement forms a part. Therefore, unless these conditions are waived by both ARYA and Amicus, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q.          When do you expect the Business Combination to be completed?

A.
It is currently expected that the Business Combination will be consummated in the fourth quarter of 2021 or early 2022. This date depends, among other things, on the approval of the proposals to be put to ARYA shareholders at the extraordinary general meeting. However, such extraordinary general meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the extraordinary general meeting and we elect to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if ARYA shareholders redeem an amount of public shares such that the Aggregate Transaction Proceeds Condition would not be satisfied. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q.          What happens if the Business Combination is not consummated?

A.
ARYA will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If ARYA is not able to consummate the Business Combination with Caritas nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws.

Q.          Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A.	Our shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q.          What do I need to do now?

A.
We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.          How do I vote?

A.
If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q.          If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q.          When and where will the extraordinary general meeting be held?

A.
The extraordinary general meeting will be held at 9:00 a.m., Eastern Time, on                       , 2021, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, unless the extraordinary general meeting is adjourned.

Q.          How will the COVID-19 pandemic impact in-person voting at the general meeting?

A.
We intend to hold the extraordinary general meeting in person. However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving coronavirus (COVID-19) situation. As a result, we may impose additional procedures or limitations on meeting attendees. We plan to announce any such updates in a press release filed with the SEC and on our proxy website at                          , and we encourage you to check this website prior to the meeting if you plan to attend.

Q.          Will shareholders of ARYA be able to ask questions during the general meeting?

A.
Shareholders of ARYA will be able to ask questions about the Business Combination during the general meeting, as time and restrictions to the meeting format due to the evolving coronavirus (COVID-19) situation permit.

Q.          What impact will the COVID-19 Pandemic have on the Business Combination?

A.
Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on the business of ARYA and Amicus, and there is no guarantee that efforts by ARYA and Amicus to address the adverse impacts of the coronavirus will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others. If ARYA or Amicus is unable to recover from a business disruption on a timely basis, the Business Combination and New Caritas’ business, financial condition and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus outbreak and become more costly. Each of ARYA and Amicus may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations. For more information about COVID-19-related risks to the consummation of the Business Combination, see “Risk Factors—Risks Related to the Business Combination and ARYA.”

Q.          Who is entitled to vote at the extraordinary general meeting?

A.
We have fixed [●], 2021 as the record date for the extraordinary general meeting. If you were a shareholder of ARYA at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q.          How many votes do I have?

A.
ARYA shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 19,186,500 ordinary shares issued and outstanding, of which 14,950,000 were issued and outstanding public shares.

Q.          What constitutes a quorum?

A.
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 9,593,251 ordinary shares would be required to achieve a quorum.

Q.          What vote is required to approve each proposal at the extraordinary general meeting?

A.	The following votes are required for each proposal at the extraordinary general meeting:

(i)
Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ii)
Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)
Charter Proposal: The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

(iv)
Advisory Governing Documents Proposals: The approval, on a non-binding advisory basis, of each of the Advisory Governing Documents Proposals requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(v)
Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vi)
Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vii)
Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(viii)
Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Q.          What are the recommendations of the ARYA Board?

A.
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ARYA and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q.          How do Sponsor and the other initial shareholders intend to vote their shares?

A.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholders have agreed to vote all their shares in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, our initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold.

Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q.          What happens if I sell my ARYA ordinary shares before the extraordinary general meeting?

A.
The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q.          May I change my vote after I have mailed my signed proxy card?

A.
Yes. Shareholders may send a later-dated, signed proxy card to our general counsel at our address set forth below so that it is received by our general counsel prior to the vote at the extraordinary general meeting (which is scheduled to take place on                           , 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to our general counsel, which must be received by our general counsel prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.          What happens if I fail to take any action with respect to the extraordinary general meeting?

A.
If you fail to vote with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder of New Caritas. If you fail to vote with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder of ARYA. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q.          What should I do if I receive more than one set of voting materials?

A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q.          Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.
ARYA will pay the cost of soliciting proxies for the extraordinary general meeting. ARYA has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. ARYA has agreed to pay Morrow a fee of $30,000, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. ARYA will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. ARYA’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.          Where can I find the voting results of the extraordinary general meeting?

A.
The preliminary voting results will be announced at the extraordinary general meeting. ARYA will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.          Who can help answer my questions?

A.	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: ARYD.info@investor.morrowsodali.com

You also may obtain additional information about ARYA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, ARYA’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                        , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal—The Business Combination Agreement.”

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “we,” “us,” “our” and other similar terms refer to Caritas and its subsidiaries prior to the Business Combination and to New Caritas and its consolidated subsidiaries after giving effect to the Business Combination.

Company Overview

Caritas is a patient-dedicated, clinical-stage biotechnology company focused on discovering, developing, and delivering novel, next generation gene therapies for rare genetic diseases. Our vision is for Caritas (from the Latin word for compassion) to become one of the world’s preeminent next-generation genetic medicine companies. Our mission is to transform the lives of children and adults living with rare genetic diseases by harnessing the power of next-generation genetic medicine and gene therapy technologies through advanced protein engineering and innovative gene therapy vector technologies. We have created and will continue to invent and develop multiple platform technologies to address some of the most vexing and intractable challenges with gene therapies to date.  These include challenges such as delivery, durability, manufacturability, immunogenicity and safety. We have established an industry leading portfolio of potential therapies for people living with rare metabolic diseases through a license with NCH and a strategic research collaboration with Penn. Our pipeline includes gene therapy programs in rare LDs, specifically: CLN6, CLN3, CLN1, Pompe disease, Fabry disease, MPSIIIB and MPSIIIA, as well as other rare neurological disorders such as CDD and Angelman syndrome. In addition, our collaboration with Penn provides us with access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

Caritas has a diversified portfolio of clinical and preclinical rare disease development programs.  Our proprietary platform technologies and protein engineering capabilities enable us to develop innovative, clinically differentiated gene therapies. We have an exclusive relationship with Penn to develop gene therapies for multiple rare genetic disorders. Caritas has a fully designed, ready-to-build, state-of-the-art clinical manufacturing facility with commercial expansion capabilities. Our co-development and commercialization agreement with Amicus will provide access to an established orphan disease platform with development and commercial capabilities. Importantly, Caritas combines an experienced public company leadership team with a fully built out gene therapy discovery, research and development team.  Through the end of 2023, we will aim to begin pivotal studies in CLN6/CLN3, complete three IND applications and identify two IND candidates.

The Parties to the Business Combination

ARYA

ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA has neither engaged in any operations nor generated any revenue to date. Based on ARYA’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On March 2, 2021, ARYA consummated an initial public offering of 14,950,000 Class A ordinary shares at an offering price of $10.00 per share, and a private placement with Sponsor of 499,000 private placement shares at an offering price of $10.00 per share.

Following the closing of ARYA’s initial public offering, an amount equal to $149,500,000 of the net proceeds from its initial public offering and the sale of the private placement shares was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of June 30, 2021, funds in the trust account totaled approximately $149,519,811 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ARYA’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if ARYA does not complete a business combination by March 2, 2023, or (iii) the redemption of all of the public shares if ARYA is unable to complete a business combination by March 2, 2023 , subject to applicable law.

ARYA’s public shares are currently listed on Nasdaq under the symbol “ARYD”.

ARYA’s principal executive office is located at 51 Astor Place, 10th Floor, New York, NY 10003, and its telephone number is (212) 284-2300. ARYA’s corporate website address is https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Caritas Therapeutics, LLC

Caritas is a newly-formed Delaware limited liability company and, prior to the Business Combination, a wholly-owned subsidiary of Amicus GT.

Caritas’ principal executive office is located at 3675 Market Street, Philadelphia, Suite 1400, PA 19104, and its telephone number is (215) 921-7600. Prior to the consummation of the Business Combination, Caritas will not own any material assets or operate any business. Following the consummation of the Business Combination, Caritas will no longer be a wholly-owned subsidiary of Amicus GT and will become the operating company in the combined company’s “Up-C” structure and will hold all of the entities and assets constituting the Gene Therapy Business.

Amicus GT Holdings, LLC

Amicus GT is a newly-formed Delaware limited liability company and wholly-owned subsidiary of Amicus.

Amicus GT’s principal executive office is located at 3675 Market Street, Philadelphia, PA 19104, and its telephone number is (215) 921-7600. Prior to the consummation of the Business Combination, Amicus GT will not own any material assets or operate any business. Following the consummation of the Business Combination, Amicus GT will continue to be a wholly-owned subsidiary of the Amicus and will hold a direct interest in Caritas.

Proposals to be Put to the Shareholders of ARYA at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of ARYA and certain transactions contemplated by the Business Combination Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, among other things, following the Pre-Closing Reorganization and on the date of Closing, promptly following the consummation of the Domestication, (i) (A) ARYA’s name will be changed to “Caritas Therapeutics, Inc.”, (B) each outstanding Class A ordinary share and each outstanding Class B ordinary share will become one share of New Caritas Class A Common Stock and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication and (ii) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing to be re-classified into a number of Units equal to the Transaction Equity Security Amount based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make the Amicus Contribution Amount in exchange for a number of Units equal to Amicus Contribution Equity Amount, (D) ARYA will contribute the Closing Date Contribution Amount to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares and (E) New Caritas will issue to Amicus GT a number of shares of New Caritas Class B Common Stock (which will have no economic value but will entitle the holder thereof to one vote per share) equal to the number of Units held by Amicus GT. Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas.

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination,” the ARYA Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for ARYA’s initial public offering, including that the businesses of Caritas had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) ARYA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by Nasdaq of our initial listing application in connection with the Business Combination (also see “Risk Factors—Nasdaq may not list New Caritas’ securities on its exchange, which could limit investors’ ability to make transactions in New Caritas’ securities and subject New Caritas to additional trading restrictions.”); (vi) the absence of any law or order of an authority of competent jurisdiction or other legal restraint or prohibition that prohibits or prevents the consummation of the transactions contemplated by the Business Combination Agreement and (vii) the effectiveness of the registration statement of which this registration statement/proxy statement forms a part. Therefore, unless these conditions are waived by both ARYA and Amicus, the Business Combination Agreement could terminate and the Business Combination may not be consummated. For further details, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Domestication Proposal

As discussed in this proxy statement/prospectus, ARYA will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the board of directors of ARYA has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of ARYA’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ARYA is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New Caritas will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Governing Documents and the Proposed Certificate of Incorporation. The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.”

For further details, see “Domestication Proposal,” “Charter Proposal” and “Advisory Governing Documents Proposals.”

The Charter Proposal

ARYA will ask its shareholders to approve the amendment and restatement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Certificate of Incorporation, under the DGCL, including the authorization of the change in authorized share capital as indicated therein and the change of name of ARYA to “Caritas Therapeutics, Inc.” We encourage shareholders to carefully consult the information set out below under “The Charter Proposal” of this proxy statement/prospectus and a complete copy of the Proposed Certificate of Incorporation that is attached hereto as Annex C.

Advisory Governing Documents Proposals

ARYA will ask its shareholders to approve, on a non-binding advisory basis, the following governance proposals in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Certificate of Incorporation, under the DGCL. The ARYA Board has unanimously approved each of the Advisory Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of New Caritas after the Business Combination. A brief summary of each of the Advisory Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Certificate of Incorporation.

•
Advisory Governing Documents Proposal A—an amendment to change in the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share to (a) 250,000,000 shares of New Caritas Class A Common Stock, (b) 70,000,000 shares of New Caritas Class B Common Stock and (c) 12,500,000 shares of New Caritas Preferred Stock.

•
Advisory Governing Documents Proposal B—an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the DGCL.

•	Advisory Governing Documents Proposal C—an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting.

•
Advisory Governing Documents Proposal D—certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication, including (i) changing the post-Business Combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii)  making New Caritas’ corporate existence perpetual, (iii) electing for New Caritas to not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the ARYA Board believes is necessary to adequately address the needs of New Caritas after the Business Combination.

The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out in the section entitled “Advisory Governing Documents Proposals” and the full text of the Proposed Certificate of Incorporation of New Caritas, attached hereto as Annex C.

Nasdaq Proposal

ARYA will ask its shareholders to approve, by ordinary resolution, the Nasdaq Proposal. Our public shares are listed on Nasdaq and, as such, we are seeking shareholder approval for issuance of New Caritas Class A Common Stock in connection with the Business Combination and the PIPE Financing pursuant to Nasdaq Listing Rule 5635.

For additional information, see “Nasdaq Proposal.”

Incentive Award Plan Proposal

ARYA will ask its shareholders to approve by ordinary resolution, the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan, or the “2021 Plan.” The 2021 Plan will be adopted in connection with the Business Combination Agreement and will become effective upon the Closing. The 2021 Plan, if approved by shareholders, will allow New Caritas to provide equity awards as part of New Caritas’ compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased stockholder value. For additional information, see “Incentive Award Plan Proposal.” The full text of the 2021 Plan is attached hereto as Annex I.

Employee Stock Purchase Plan Proposal

ARYA will ask its shareholders to approve, by ordinary resolution, the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, or the “ESPP.” The ESPP will be adopted in connection with the Business Combination and will become effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP will provide eligible employees an opportunity to purchase New Caritas Class A Common Stock at a discount through accumulated contributions of their earned compensation. For additional information, see “Employee Stock Purchase Plan Proposal.” The full text of the ESPP is attached hereto as Annex J.

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize ARYA to consummate the Business Combination, the ARYA Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal, the Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

The ARYA Board’s Reasons for the Business Combination

ARYA was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The ARYA Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the ARYA Board and management to identify, acquire and operate one or more businesses. The members of the ARYA Board and management have extensive transactional experience, particularly in the healthcare and life sciences industries.

In particular, the ARYA Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

A.	Development of next-generation genetic medicines.
B.	Strong gene therapy pipeline founded on deep expertise and platform technologies.
C.	Broad research collaboration with University of Pennsylvania with exclusive rights to new generation AAV technologies and strategic relationship with Thermo Fisher.
D.	Strategic Collaboration with Amicus.
E.	Experienced public company leadership team and multidisciplinary management team.
F.	Advantages of a standalone gene therapy program.
G.	Results of due diligence and attractive valuation.

The ARYA Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

A.	the risk that the potential benefits of the Business Combination may not be fully achieved;

B.	the risks and costs to ARYA if the Business Combination is not completed;

C.	the fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting other business combination proposals;

D.	the risk that ARYA’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;

E.	the post-business combination corporate governance and the terms of the Investor Rights Agreement and the Director Nomination Agreement;

F.	the limited review undertaken by the ARYA Board;

G.	the fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within ARYA’s control;

H.	potential litigation challenging the Business Combination;

I.	the fees and expenses associated with completing the Business Combination; and

J.	various other risks associated with the Business Combination, the business of ARYA and the business of Caritas described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of, ARYA and its shareholders.

For more information about the ARYA Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination Proposal—the ARYA Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Business Combination Agreement. For additional information, see “Business Combination Proposal—Related Agreements.”

PIPE Financing

ARYA entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and ARYA has agreed to issue and sell to the PIPE Investors, an aggregate of 20,000,000 shares of New Caritas Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200,000,000. The Perceptive PIPE Investor will fund $50,000,000 in the PIPE Financing. The shares of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ARYA will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, ARYA, Caritas, the Perceptive PIPE Investor, the initial shareholders and Amicus GT entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the initial shareholders and Amicus (i) each agreed not to effect any sale or distribution of any equity securities of New Caritas (and, in the case of Amicus GT, the Units) held by any of them during the one-year lock-up period described therein and (ii) were granted certain registration rights with respect to their Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein. For additional information, see “Business Combination Proposal—Related Agreements—Investor Rights Agreement.”

Director Nomination Agreement

Concurrently with the Closing, ARYA, Sponsor and Amicus will enter into the Director Nomination Agreement, pursuant to which, among other things, (i) Amicus will be entitled to ongoing director designation rights with respect to the two director positions for which Amicus initially designated directors in connection with the Closing, subject to customary fall-away thresholds based on Amicus’ continued ownership of New Caritas and (ii)  Sponsor will be entitled to ongoing director designation rights with respect to the one director position for which Sponsor initially designated a director in connection with the Closing, subject to customary fall-away thresholds based on Sponsor’s continued ownership of New Caritas. For additional information, see “Business Combination Proposal—Related Agreements—Director Nomination Agreement.”

Co-Development and Commercialization Agreement

Concurrently with the Closing, Amicus and Caritas will enter into the Co-Development and Commercialization Agreement pursuant to which, among other things, (i) Amicus and Caritas will collaborate in the research and development of gene therapy product candidates for the treatment of Fabry disease and Pompe diseases, (ii) Caritas will grant Amicus an exclusive license under Caritas’ intellectual property to clinically develop and commercialize certain existing and future gene therapy candidates and (iii) Caritas will grant Amicus a right of first negotiation for Amicus to negotiate an exclusive license to develop and commercialize therapeutic products incorporating gene therapy technologies being developed by Caritas for certain muscular dystrophy indications, in each case, subject to the terms and conditions therein.

Transition Services Agreement

Concurrently with the Closing, Amicus and Caritas will enter into the Transition Services Agreement pursuant to which, among other things, (i)  Amicus and/or one or more of its affiliates will provide certain transitional services to Caritas and/or one or more of its affiliates and (ii) Caritas and/or one or more its affiliates will provide certain transitional services to Amicus and/or one or more of its affiliates, in each case in order to facilitate the orderly transition of the Gene Therapy Business to Caritas.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, ARYA, the Insiders and Amicus GT entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements and (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The A&R Company LLC Agreement

At the Closing, Caritas and Amicus GT, its sole equity holder, will execute the A&R Company LLC Agreement that, among other things, provides Caritas unitholders (other than New Caritas) with the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas’ option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for shares of New Caritas Class A Common Stock or cash of equivalent value, in each case subject to certain restrictions set forth therein.

The Tax Receivable Agreement

Concurrently with the completion of the Business Combination, New Caritas will enter into the Tax Receivable Agreement with Caritas and the TRA Participants. Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New Caritas’ obligation, and not that of Caritas. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Caritas exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control).

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of ARYA and Amicus, respectively.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination.

Note: Subsidiaries of Amicus Therapeutics, Inc. that are not relevant to the Gene Therapy Business and Amicus public shareholders are omitted from this diagram for simplicity.

Amicus Therapeutics, Inc.
Other PIPE Investors
ARYA Sciences Holdings IV
ARYA Public Investors
Amicus GT Holdings, LLC
Caritas Therapeutics, Inc.
Caritas Therapeutics, LLC
MiaMed, LLC
Celenex, LLC
FL RE Holdings, LLC

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow Amicus GT to retain a direct equity ownership in Caritas, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Units. Amicus GT will also hold a number of shares of New Caritas Class B Common Stock equal to the number of Units it holds. Such shares of New Caritas Class B Common Stock will have no economic value and will entitle the holder thereof to one (1) vote per share at any meeting of the stockholders of New Caritas. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of ARYA will, by contrast, hold an equal number of shares of New Caritas Class A Common Stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and ARYA” for additional information on our organizational structure, including the Tax Receivable Agreement. The A&R Company LLC Agreement will provide Caritas unitholders (other than New Caritas) with the right to exchange all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas’ option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for shares of New Caritas Class A Common Stock or cash of equivalent value, in each case subject to certain restrictions set forth therein.

Ownership of New Caritas

As of the date of this proxy statement/prospectus, there are 19,186,500 ordinary shares issued and outstanding, which includes an aggregate of 499,000 private placement shares and 3,737,500 Class B ordinary shares. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination), ARYA’s fully-diluted share capital would be 19,186,500 ordinary shares.

The following table illustrates varying ownership levels in New Caritas Class A Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 20,000,000 shares of New Caritas Class A Common Stock are issued in the PIPE Financing; and (ii) the Units held by Amicus GT have exchanged for 22,500,000 shares of New Caritas Class A Common Stock.. Based on these assumptions, and assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, there would be approximately 61,686,500 shares of New Caritas Class A Common Stock outstanding immediately following the consummation of the Business Combination.  If the actual facts are different than these assumptions, the ownership percentages in New Caritas will be different.

	Share Ownership in New Caritas
	No redemptions	Maximum redemptions(1)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
ARYA public shareholders(2)	24.2%	9.7%
Perceptive PIPE Investor and our initial shareholders(3)(4)	15.0%	17.9%
Other PIPE Investors(5)	24.3%	29.0%
Amicus and its affiliates(6)	36.5%	43.5%

(1)
Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds Condition to be met.

(2)	Excludes shares acquired by certain public investors in connection with the PIPE Financing.

(3)
Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing. The Perceptive PIPE Investor, which holds 26,559,443 shares of Amicus’ common stock, does not have beneficial ownership over the securities in New Caritas held by Amicus and its affiliates.

(4)
Includes 4,236,500 shares held by the initial shareholders originally acquired prior to or in connection with ARYA’s initial public offering (including 30,000 shares held by each of Todd Wider, Leslie Trigg and Michael Henderson).

(5)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.

(6)
Excludes shares held by the Perceptive Shareholders. Assumes exchange of Units for shares of New Caritas Class A Common Stock on a 1-for-1 basis and the concurrent cancellation of an equal number of shares of voting, non-economic shares of New Caritas Class B Common Stock.

For further details, see “Business Combination Proposal—Consideration to Amicus GT in the Business Combination.”

Date, Time and Place of Extraordinary General Meeting of ARYA’s Shareholders

The extraordinary general meeting of ARYA, will be held at 9:00 a.m., Eastern Time, on                       , 2021, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

ARYA shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on [●], 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 19,186,500 ordinary shares issued and outstanding, of which 14,950,000 were issued and outstanding public shares.

Quorum and Vote of ARYA Shareholders

A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 9,593,251 ordinary shares would be required to achieve a quorum.

The initial shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The proposals presented at the extraordinary general meeting require the following votes:

(i)          Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(ii)          Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(iii)          Charter Proposal: The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

(iv)          Advisory Governing Documents Proposals: The approval, on a non-binding advisory basis, of each of the Advisory Governing Documents Proposals requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(v)          Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vi)          Incentive Award Plan Proposal: The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(vii)          Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

(viii)          Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of ARYA that New Caritas redeem all or a portion of its public shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)          hold public shares;

(ii)          submit a written request to Continental, ARYA’s transfer agent, in which you (i) request that New Caritas redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)          deliver your public shares to Continental, ARYA’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m. Eastern Time on                       , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ARYA’s transfer agent, New Caritas will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Caritas Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of ARYA— Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements— Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

Appraisal Rights

ARYA shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. ARYA has engaged Morrow to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of ARYA—Revoking Your Proxy.”

Interests of ARYA Directors and Executive Officers in the Business Combination

When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for the 3,737,500 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor paid $4,990,000 for its private placement shares, and that those private placement shares would be worthless if a business combination is not consummated by March 2, 2023;

•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if ARYA fails to complete an initial business combination by March 2, 2023;

•	the fact that the Investor Rights Agreement will be entered into by Messrs. Wider and Henderson and Ms. Trigg;

•	the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase 5,000,000 shares in the PIPE Financing;

•
the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to ARYA in an aggregate amount of up to $1,500,000 may be converted into private placement shares in connection with the consummation of the Business Combination;

•	the continued indemnification of ARYA’s directors and officers and the continuation of ARYA’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 2, 2023;

•
the fact that if the trust account is liquidated, including in the event ARYA is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that ARYA may be entitled to distribute or pay over funds held by ARYA outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•
certain of our officers and directors are affiliates of Perceptive Advisors, which, after its purchase of 3,438,114 shares of common stock of Amicus for approximately $35.0 million in a private placement on September 29, 2021, has an approximate 9.5% equity stake in Amicus. See “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for additional information on interests of ARYA’s directors and executive officers.

The initial shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements— Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Recommendation to Shareholders of ARYA

The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ARYA and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of January 15, 2022, and (i) assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination and (ii) assuming that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination.

No Redemption

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account(1)	$149,500	Amicus GT consideration(3)	$175,000
Amicus Contribution Amount	50,000	Estimated Transaction Fees and Expenses(4)	23,000
Issuance to Amicus GT (2)	175,000
PIPE Financing	200,000	Remaining Cash on Balance Sheet	376,500
Total Sources	$574,500	Total Uses	$574,500

(1)	Totals might be affected by rounding. Approximate, excluding any interest earned on cash in trust account.

(2)	Shares exchangeable for the Units issued to Amicus GT are at a deemed value of $10.00 per share.

(3)	Allocation of equity consideration to Amicus GT in exchange for contribution of the Gene Therapy Business (but excluding the Amicus Contribution Amount).

(4)	Fees and expenses for both ARYA and Amicus, includes deferred underwriting fees from ARYA’s IPO.

Maximum Redemption

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account	$50,000	Amicus GT Consideration (3)	$175,000
Amicus Contribution Amount	50,000	Estimated Transaction Fees and Expenses	23,000
Issuance to Amicus GT (2)	175,000
PIPE Financing	200,000	Remaining Cash on Balance Sheet	277,000
Total Sources	$475,000	Total Uses	$475,000

(1)	Totals might be affected by rounding.

(2)	Shares exchangeable for the Units issued to Amicus GT are at a deemed value of $10.00 per share.

(3)	Allocation of equity consideration to Amicus GT in exchange for contribution of the Gene Therapy Business (but excluding the Amicus Contribution Amount).

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of ARYA as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Caritas immediately following the Domestication will be the same as those of ARYA immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in conformity with U.S. GAAP. Under this method of accounting, ARYA has been treated as the “acquired” company for financial reporting purposes. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•	the pre-combination equity holder of Caritas, Amicus, will indirectly be the largest single shareholder of New Caritas;

•	Certain members of the senior management of Amicus and the Gene Therapy Business will comprise the new senior management of Caritas; and

•	Operations of the Gene Therapy Business will comprise the ongoing operations of New Caritas.

Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Caritas with the Business Combination being treated as the equivalent of Caritas issuing stock for the net assets of ARYA, accompanied by a recapitalization. The net assets of ARYA will be stated at historical costs, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The ARYA portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 14, 2021 ARYA and Amicus filed the required forms under the HSR Act with the Antitrust Division and the FTC and on [●], 2021, the applicable 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Caritas’ assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ARYA cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ARYA cannot assure you as to its result.

None of ARYA and Amicus are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

ARYA is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. ARYA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, ARYA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ARYA’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of ARYA’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

Risk Factors

In evaluating the proposals to be presented at the ARYA extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

In particular, such risks related to the Gene Therapy Business following the business combination include, but are not limited to, the following:

•	New Caritas has a history of operating losses, New Caritas expects to continue to incur losses and New Caritas may never be profitable;

•
if New Caritas is not able to obtain, or if there are delays in obtaining, required regulatory approvals, New Caritas will not be able to commercialize its product candidates, and New Caritas’ ability to generate revenue will be materially impaired;

•
any of New Caritas’ product candidates that receive regulatory approval may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success;

•	New Caritas faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do;

•
following the receipt of marketing approval of any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, which would harm New Caritas’ business;

•	New Caritas’ product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval;

•
New Caritas’ success depends substantially on clinical trial results demonstrating safety and efficacy of New Caritas’ product candidates to the satisfaction of regulatory authorities. New Caritas may be unable to obtain positive clinical trial results and regulatory approvals for any of its product candidates;

•	conducting clinical trials and obtaining regulatory approvals is complex and exposes New Caritas’ business to numerous risks, including potential unexpected costs and delays;

•	initial results from a clinical trial do not ensure that the trial will be successful and success in preclinical or early stage clinical trials does not ensure success in later-stage clinical trials;

•	New Caritas may not be successful in maintaining or establishing collaborations, which could adversely affect its ability to develop and, particularly in international markets, commercialize products;

•
if New Caritas is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection is not sufficiently broad, New Caritas’ competitors could develop and commercialize technology and products similar or identical to the technology and products of New Caritas, and New Caritas’ ability to successfully commercialize its technology and products may be adversely affected;

•	New Caritas’ rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to New Caritas by others; and

•	the novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread may negatively impact New Caritas’ business and operations.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined financial information has been derived from the unaudited pro forma combined balance sheet for the six months ended June 30, 2021 and the unaudited pro forma combined statement of operations for the six months ended June 30, 2021 included in “Unaudited Pro Forma Combined Financial Information.”

The selected unaudited pro forma combined financial information should be read in conjunction with the unaudited pro forma combined balance sheet and the unaudited pro forma combined statement of operations, and the accompanying notes. In addition, the unaudited combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of ARYA and Amicus, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, ARYA is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Caritas with the Business Combination being treated as the equivalent of Caritas issuing stock for the net assets of ARYA, accompanied by a recapitalization. The net assets of ARYA are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Gene Therapy Business as operated by Amicus in future reports of New Caritas.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of ARYA’s ordinary shares:

•	Assuming No Redemption: This presentation assumes that no ARYA shareholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemption:  This scenario assumes that 9,950,000 Class A ordinary shares are redeemed for an aggregate redemption payment of approximately $99,500,000 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the minimum aggregate Business Combination and PIPE Financing proceeds of $300.0 million, consisting of ARYA trust account funds, PIPE Financing proceeds and the Amicus Contribution Amount, to be delivered at the closing of the Business Combination and the PIPE Financing.

	Pro forma
(in thousands, except per share amounts)	No redemption scenario	Maximum redemption scenario
Statement of Operations Data—For the Six Months Ended June 30, 2021
Total operating expenses	$65,367	$65,367
Loss from operations	$(65,367)	$(65,367)
Net loss	$(65,367)	$(65,367)
Net loss attributable to non-controlling interests	$(23,859)	$(28,435)
Net loss attributable to New Caritas	$(41,508)	$(36,932)
Basic and diluted net loss per share	$(1.06)	$(1.26)
Weighted-average New Caritas Class A Common Stock outstanding	39,186,500	29,236,500

	Historical		Pro forma
(in thousands, except per share amounts)	ARYA	Caritas	No redemption scenario	Maximum redemption scenario
Balance Sheet Data—As of June 30, 2021
Total current assets	$1,292	$1,995	$379,674	$280,174
Total assets	$150,812	$47,175	$424,854	$325,354
Total current liabilities	$185	$14,811	$14,996	$14,996
Total liabilities	$5,418	$42,959	$43,144	$43,144
Class A ordinary shares, subject to possible redemption	$140,394	$—	$—	$—
Non-controlling interest	$—	$—	$140,745	$167,737
Total stockholders’ equity (deficit)	$5,000	$4,216	$240,965	$114,473
Total stockholders’ equity adjusted for non-controlling interest	$5,000	$4,216	$381,710	$282,210

COMPARATIVE PER SHARE DATA

The following table sets forth:

•	historical per share information of ARYA for the six months ended June 30, 2021;

•	historical per share information of Caritas for the six months ended June 30, 2021; and

•
unaudited pro forma per share information of the combined company for the six months ended June 30, 2021 after giving effect to the Business Combination and PIPE Financing, assuming two redemption scenarios as follows:

•	Assuming No Redemption: This presentation assumes that no ARYA shareholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemption: This scenario assumes that 9,950,000 Class A ordinary shares are redeemed for an aggregate redemption payment of approximately $99,500,000 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide a minimum aggregate amount of proceeds of $300.0 million, consisting of ARYA trust account funds, PIPE Financing proceeds and the Amicus Contribution Amount, to be delivered at closing of the Business Combination and the PIPE Financing.

The following table is also based on the assumption that 20,000,000 shares of New Caritas Class A Common Stock are issued to the PIPE Investors upon the consummation of the PIPE Financing pursuant to its Subscription Agreement. If the actual facts are different than this assumption, the below numbers will be different.

The historical information should be read in conjunction with “Caritas’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited financial statements and the related notes of Caritas and ARYA contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New Caritas would have been had the Business Combination been completed or to project New Caritas results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of New Caritas would have been had the Business Combination been completed nor the book value per share for any future date or period.

			Pro Forma Combined
	ARYA (Historical)	Caritas (Historical)	No Redemption	Maximum Redemption
As of and for the Six Months Ended June 30, 2021 (1)
Book Value per share (2)	$0.97	$42,160	$6.15	$3.92
Net loss per share of Class A Common Stock - basic and diluted (3)			$(1.06)	$(1.26)
Weighted average shares outstanding of Class A Common Stock - basic and diluted			39,186,500	29,236,500
Weighted average shares outstanding of Class B Common Stock - basic and diluted			22,500,000	22,500,000
Net loss per share of Class A ordinary shares - basic and diluted (3)	$(0.00)
Weighted average shares outstanding of Class A ordinary shares - basic and diluted	15,449,000
Net loss per share of Class B ordinary shares - basic and diluted (3)	$(0.11)
Weighted average shares outstanding of Class B ordinary shares - basic and diluted	3,581,390
Net loss per unit - basic and diluted (3)		$(615,330)
Weighted average units outstanding - basic and diluted		100

(1)	There were no cash dividends declared in the period presented.
(2)	Book value per share is calculated as total equity divided by:
•	Class A and B ordinary shares outstanding at June 30, 2021 for ARYA (excluding Class A shares subject to redemption);
•	Units outstanding at June 30, 2021 for Caritas;
•	Class A Common shares outstanding at June 30, 2021 for the pro forma information.
(3) Net income (loss) per common share are based on:
•	Weighted average number of Class A ordinary shares outstanding for the six months ended June 30, 2021 for ARYA;
•	Weighted average number of Class B ordinary shares outstanding for the six months ended June 30, 2021 for ARYA;
•	Weighted average number of units outstanding for the six months ended June 30, 2021 for Caritas;
•	Weighted average number of Class A common shares outstanding for the six months ended June 30, 2021 for the pro forma information;
•
Class B common shares outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

			Pro Forma Combined
	ARYA (Historical)	Caritas (Historical)	No Redemption	Maximum Redemption
As of and for the Year Ended December 31, 2020 (1)
Book Value per share (2)		$40,851	$6.07	$3.82
Net loss per share of Class A Common Stock - basic and diluted (3)			$(2.44)	$(2.91)
Weighted average shares outstanding of Class A Common Stock - basic and diluted			39,186,500	29,236,500
Weighted average shares outstanding of Class B Common Stock - basic and diluted			22,500,000	22,500,000
Net loss per unit - basic and diluted (3)		$(1,298,410)
Weighted average units outstanding - basic and diluted		100

(1)	There were no cash dividends declared in the period presented.
(2)	Book value per share is calculated as total equity divided by:
•	Class A and B ordinary shares outstanding at December 31, 2020 for ARYA (excluding Class A shares subject to redemption);
•	Units outstanding at December 31, 2020 for Caritas;
•	Class A Common shares outstanding at December 31, 2020 for the pro forma information.
(3) Net income (loss) per common share are based on:
•	Weighted average number of Class A ordinary shares outstanding for the year ended December 31, 2020 for ARYA;
•	Weighted average number of Class B ordinary shares outstanding for the year ended December 31, 2020 for ARYA;
•	Weighted average number of units outstanding for the year ended December 31, 2020 for Caritas;
•	Weighted average number of Class A common shares outstanding for the year ended December 31, 2020 for the pro forma information;
•	Class B common shares outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements with respect to (i) Caritas’ commercialization of its current and future product candidates, (ii) trends in the genomic medicine industry, (iii) Caritas’ targeted customers and suppliers and the expected arrangements with them, (iv) Caritas’ projected operational performance, including relative to its competitors, (v) the Business Combination, (vi) the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company; and (vii) other statements regarding ARYA’s, Amicus’ or Caritas’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words” anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ARYA, Amicus and Caritas. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of ARYA’s final prospectus relating to its initial public offering, dated February 25, 2021, the factors described under the heading “Risk Factors” in this proxy statement/prospectus, other documents filed by ARYA from time to time with the SEC, and any risk factors made available to you in connection with the Business Combination. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of ARYA, Amicus and Caritas), and other assumptions, that may cause Caritas’ or ARYA’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions that will be described in any proxy statement/prospectus relating to Caritas and the Business Combination, include, but are not limited to:

•
Caritas’ assumptions about the size and timing of the market opportunity for its product candidates, which is based, in part, on third-party survey data and reports commissioned by Caritas, and Caritas’ assumptions about the portion of such market opportunity that Caritas can capture and the timing thereof;

•	Caritas’ ability to obtain required regulatory approvals for its product candidates;

•	inability to gain acceptance of any approved product candidates by physicians, patients, third-party payors and others in the medical community;

•	competition in the discovery, development and commercialization of products;

•	FDA and other regulatory approval of biosimilar products that compete with Caritas’ product candidates;

•	unfavorable pricing regulations, third-party coverage and reimbursement practices with respect to future products;

•	difficulty predicting the time cost of product candidate development;

•	ability to demonstrate safety and efficacy of product candidates in clinical trials;

•	reliance on third parties to conduct certain preclinical development activities and clinical trials and the potential failure of those third parties in meeting deadlines for such trials;

•	delays or difficulties enrolling patients in clinical trials;

•	the possibility that product candidates could cause undesirable side effects;

•	the possibility that any product candidate for which marketing approval is obtained could be subject to restrictions or withdrawal from the market;

•	negative public opinion and increased regulatory scrutiny of genomic medicines and their impact on public perception of the safety of Caritas’ product candidates;

•	inability to obtain or maintain designations for expedited regulatory pathways for some or all Caritas’ current product candidates;

•	inability to obtain or maintain regulatory approves in foreign jurisdictions;

•	inability to enter into agreements for clinical and commercial supply with third-party manufacturers on acceptable terms;

•	inability of third-party manufacturers to successfully manufacture clinical or commercial supply;

•	inability to establish or maintain collaborations;

•	unavailability of materials necessary to manufacture Caritas’ product candidates on commercially reasonable terms;

•	inability to obtain and maintain patent protection for technology and future products;

•	inability to register trademarks in all potential markets;

•	inability to protect the confidentiality of trade secrets;

•	governmental responses to the COVID-19 pandemic;

•	inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements;

•	inability to prevent computer system failures or security breaches;

•	potential product liability claims;

•	failure to hire, retain and motivate key executives and qualified personnel;

•	the significant increased expenses and administrative burden as a public company;

•	the potential need for substantial future funding to finance operations and the inability to be able to obtain such financing or acceptable terms or at all;

•	potential future acquisitions which could disrupt the Caritas’ business;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination;

•
the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against ARYA and Amicus following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

•
satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”) relating to the Business Combination Agreement having expired or been terminated; (iii) ARYA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing; (iv) the Aggregate Transaction Proceeds Condition; (v) the approval by Nasdaq of our initial listing application in connection with the Business Combination (also see “Risk Factors—Nasdaq may not list New Caritas’ securities on its exchange, which could limit investors’ ability to make transactions in New Caritas’ securities and subject New Caritas to additional trading restrictions.”); (vi) the effectiveness of the registration statement of which this registration statement/proxy statement forms a part; and (vii) the consummation of the Domestication;

•
changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•	the ability to meet stock exchange listing standards following the consummation of the Business Combination;

•	the risk that the Business Combination disrupts current plans and operations of Caritas as a result of the announcement and consummation of the Business Combination;

•	the ability to recognize the anticipated benefits of the Business Combination;

•	costs related to the Business Combination;

•	the ability of the combined company to grow and manage growth profitably and retain its key employees;

•	changes in applicable laws or regulations;

•	the amount of redemption requests made by ARYA’s shareholders;

•	the projected financial information, growth rate and market opportunity of Caritas and New Caritas;

•	the possibility that Caritas or the combined company may be adversely affected by other economic, business, and/or competitive factors; and

•	other factors detailed under the section entitled “Risk Factors.”

There may be additional risks that neither ARYA, Amicus nor Caritas presently know or that ARYA, Amicus and Caritas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, they could cause actual results to differ materially from these forward-looking statements. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Shareholders are cautioned not to put undue reliance on forward-looking statements, and ARYA, Amicus and Caritas assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ARYA, Amicus nor Caritas gives any assurance that either ARYA or Caritas will achieve its expectations. Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

RISK FACTORS

ARYA shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Risks Related to Caritas’ Business Following the Business Combination

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to the Gene Therapy Business prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

We are a clinical-stage gene therapy company focused on discovering, developing, and delivering novel medicines for rare diseases. We have a limited operating history and have not yet generated revenues from the sales of our product candidates.

Our ability to generate material revenue and become profitable depends upon our ability to successfully commercialize our product candidates, including any that we may in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for our product candidates, we do not know when any of these product candidates will generate revenue for us, if at all and we may not meet our current revenue and operating expense guidance. Our ability to generate revenue from our current or future product and product candidates depends on a number of factors, including our ability to:

•	successfully complete development activities, including the necessary preclinical studies and clinical trials, with respect to our gene therapies;

•
complete and submit regulatory submissions to the FDA, EMA, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the Prescription Drug Marketing Act (“PDMA”) and others and obtain regulatory approval for our product candidates;

•	complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities.

•
develop and maintain a commercial organization capable of sales, marketing, and distribution for any product candidates we intend to market ourselves, in the countries where we have chosen to commercialize the product candidates;

•	manufacture clinical and commercial quantities of our products at acceptable cost levels;

•	obtain a commercially viable price for our products;

•	obtain coverage and adequate reimbursement from third parties, including government payors; and

•
successfully satisfy post-marketing requirements that the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other foreign regulatory authorities may impose for any of our other product candidates that may receive regulatory approval, including pediatric trials and patient registries;

In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or achieve the safety and efficacy endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Furthermore, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate significant revenues from the sale of our products, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

If we require substantial additional capital to fund our operations and we fail to obtain necessary financing, we may be unable to complete the development and commercialization of our product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts, when required or on acceptable terms, we could also be required to:

•	significantly delay, scale back, or discontinue the development or the commercialization of our product candidates or one or more of our other research and development initiatives;

•
seek additional collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable, or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms our rights to our technologies, or product candidates that we otherwise would seek to develop or commercialize ourselves or with Amicus;

•	significantly curtail operations; or

•	enter into strategic partnerships on unfavorable terms, including sale of our assets for less than full value.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this "Risk Factors" section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the scope, progress, results, and costs of preclinical development, laboratory testing, and clinical trials for our product candidates and any other product candidates that we may in-license or acquire;

•	the significant cost of manufacturing our product candidates for our preclinical studies, clinical trials, and commercial supply;

•	the cost of transferring manufacturing technologies for our gene therapies to contract manufacturing organizations (“CMOs”);

•
the outcome, timing, and cost of the regulatory approval process by the FDA, EMA, the Pharmaceutical and Medical Devices Agency (“PMDA”) and other foreign regulatory authorities, including the potential for regulatory authorities to require that we perform more studies than those that we currently anticipate for our product and product candidates;

•	the cost of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the cost of defending any claims asserted against us;

•	the emergence of competing technologies and other adverse market developments;

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our ability to satisfy financial obligations and commitments arising out of our collaboration agreement with Penn and our co-development and commercialization agreement with Amicus, as well as any commercialization activities for products associated with those agreements;

•	the costs of commercialization activities for products not associated with the Penn and Amicus collaboration agreements, including maintaining sales, marketing and distribution capabilities; and

•	the extent to which we acquire or invest in additional businesses, products, and technologies.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, receivables or royalty financings, strategic collaborations and alliances, restructuring and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt, receivables, and royalty financings may be coupled with an equity component, such as warrants to purchase stock, which could also result in dilution of our existing stockholders' ownership. The incurrence of indebtedness could also result in certain restrictive covenants, such as limitations on our ability to incur further debt, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could have a material adverse effect on our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we raise additional funds through strategic collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our technologies that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for our stockholders to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage company. Our operating history is short, and to date has been limited to building our team, business planning, raising capital, establishing our intellectual property portfolio, determining which diseases to pursue, advancing our product candidates and conducting preclinical studies and clinical trials.

We face the problems, expenses, difficulties, complications and delays normally associated with a pre-commercial biopharmaceutical company, many of which are beyond our control. Accordingly, Caritas’ prospects should be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business developing technologies in an industry that is characterized by a number of market entrants and intense competition. Because of our size and limited resources, we may not possess the ability to successfully overcome many of the risks and uncertainties frequently encountered by pre-commercial companies involved in the rapidly evolving field of gene therapy. If our research and development efforts are successful, we may also face the risks associated with the shift from development to commercialization of new products based on innovative technologies. There can be no assurance that we will be successful in developing and commercialization of our product candidates.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

We have a pipeline of gene therapies in development to treat rare metabolic diseases. The activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, commercialization and reimbursement are subject to comprehensive regulation by the EMA, the PMDA, the FDA, and other regulatory agencies in the U.S. and by comparable authorities in other countries. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing them.

Securing marketing approval for all our product candidates requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. We will continue to rely on third parties to assist us with filing and supporting the applications necessary to obtain marketing approvals for product candidates in this process. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that any of our product candidates are not effective or only moderately effective, or have undesirable or unintended side effects, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval or that prevent or limit commercial use.

Obtaining approval for all of our product candidates is highly uncertain and we may fail to obtain regulatory approval in any or all jurisdictions. The review processes and the processes of regulatory authorities, including the FDA, EMA and PMDA, are extensive, lengthy, expensive, and uncertain, and such regulatory authorities may delay, limit, or deny approval of any of our product candidates for many reasons, including, but not limited to:

•	our failure to demonstrate to the satisfaction of the applicable regulatory authorities that any of our product candidates are safe and effective for a particular indication;

•	the results of clinical trials may not meet the level of statistical significance or other efficacy or safety parameters required by the applicable regulatory authorities for approval;

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the applicable regulatory authority may disagree with the number, design, size, conduct, or implementation of our clinical trials or conclude that the data fail to meet statistical or clinical significance;

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the applicable regulatory authority may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the product candidate's clinical and other benefits outweigh its safety risks;

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the applicable regulatory authority may disagree with our interpretation of data from preclinical studies or clinical trials, and may reject conclusions from preclinical studies or clinical trials, or determine that primary or secondary endpoints from clinical trials were not met, or reject safety conclusions from such studies or trials;

•	the applicable regulatory authority may not accept data generated at one or more of our clinical trial sites;

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the applicable regulatory authority may determine that we did not properly oversee our clinical trials or follow the regulatory authority's advice or recommendations in designing and conducting our clinical trials;

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an advisory committee, if convened by the applicable regulatory authority, may recommend against approval of our application or may recommend that the applicable regulatory authority require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority may still not approve the product candidate;

•	the applicable regulatory authority may only approve a limited label for less than the full indicated population, as a second line or rescue therapy, or impose other label restrictions; and

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the applicable regulatory authority may identify deficiencies in the chemistry, manufacturing, and control sections of our application, our manufacturing processes, facilities, or analytical methods or those of our third-party contract manufacturers, and this may lead to significant delays in the approval of our product candidates or to the rejection of our applications altogether.

The process of obtaining marketing approvals is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If the market opportunities for any of our product candidates that receive regulatory approval are smaller than we believe they are, then our revenues may be adversely affected, and our business may suffer.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not ever become profitable.

Each of the diseases that our most advanced product candidates are being developed to address is rare. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates.

Currently, most reported estimates of the prevalence of these diseases are based on studies of small subsets of the population of specific geographic areas, which are then extrapolated to estimate the prevalence of the diseases in the broader world population. In addition, as new studies are performed the estimated prevalence of these diseases may change. There can be no assurance that the prevalence of Fabry disease, Pompe disease, Batten disease or other rare diseases in the study populations, particularly in these newer studies, accurately reflects the prevalence of these diseases in the broader world population. If our estimates of the prevalence of Fabry disease, Pompe disease, Batten disease, or other rare diseases or of the number of patients who may benefit from treatment with our product candidates prove to be incorrect, the market opportunities for our product candidates may be smaller than we believe they are, our prospects for generating revenue at our guidance levels may be adversely affected and our business may suffer.

Any of our product candidates that receive regulatory approval may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Any of our product candidates that receive regulatory approval may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to competitive or alternative gene therapies;

•	the prevalence and severity of any side effects;

•	the ability to offer product candidates for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our competing product candidates and treatments; and

•	sufficient third-party coverage or reimbursement.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement may be affected by political, economic and regulatory developments in the U.S., E.U., U.K. and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of any of our product candidates that receive marketing approval and we may fail to meet our revenue targets.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

We face competition with respect to our current product candidates, and any products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology and gene therapy companies worldwide. For example, several large pharmaceutical and biotechnology companies currently market and sell products for the treatment of lysosomal storage disorders, including Fabry disease. These products include Amicus’ Galafold® (Migalastat HCl), Sanofi Aventis' Fabrazyme® and Takeda’s Replagal®, as well as other Fabry treatment products in development. In addition, Sanofi markets and sells Myozyme® , Lumizyme® and Nexviazyme for the treatment of Pompe disease. We are also aware of other enzyme replacement and substrate reduction therapies in development by third parties for Pompe, as well as potential gene therapies for both Fabry and Pompe and our other product candidates.

Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or noncompetitive. Our competitors may also obtain FDA, EMA, or other regulatory approval for their products more rapidly than we may obtain approval for ours, could achieve regulatory exclusivity and block us from approval and marketing any products for a significant period of time. There can be no assurance that developments by others will not render our product candidates or any acquired products obsolete or noncompetitive either during the research phase or once the products reaches commercialization.

We believe that many competitors, including academic institutions, government agencies, public and private research organizations, large pharmaceutical companies and smaller more focused companies, are attempting to develop therapies for many of our target indications. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, prosecuting intellectual property rights and marketing approved products than we do. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business. In addition, if we obtain regulatory approvals for our product candidates, manufacturing efficiency and marketing capabilities are likely to be significant competitive factors. We currently rely on third-party manufacturers for all of our product candidates. Further, many of our competitors have substantial resources and expertise in conducting collaborative arrangements, sourcing in-licensing arrangements, manufacturing and acquiring new business lines or businesses that are greater than our own.

A variety of risks associated with international operations could materially adversely affect our business.

Any of our product candidates that may be approved in the future for commercialization in the E.U., U.K. or in other foreign countries are or will be subject to additional risks related to international operations or entering into international business relationships, including:

•	different regulatory requirements for maintaining approval of drugs in foreign countries;

•	reduced protection for contractual and intellectual property rights in some countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anti-corruption laws in other jurisdictions;

•	tighter restrictions on privacy and the collection and use of patient data;

•	the impact of BREXIT on regulatory standards and operations; and

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business interruptions resulting from geopolitical actions (including war and terrorism), pandemic diseases (such as the recent spread of COVID-19 “coronavirus”), or natural disasters (including earthquakes, typhoons, floods and fires).

In addition, there are complex regulatory, tax, labor and other legal requirements imposed by the E.U., U.K., and many of the individual countries in Europe, Asia and Latin America with which we will need to comply. Many U.S.-based biopharmaceutical companies have found the process of marketing their own products in Europe and other international geographies to be very challenging.

Following the receipt of marketing approval of any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations and practices that govern marketing approvals, pricing, commercialization, coverage and reimbursement for novel drug products vary widely from country to country and product to product. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries, including almost all of the member states of the European Economic Area, require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, including the European market, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted and approved products are subject to re-reviews, class reviews and other governmental controls which can negatively impact pricing originally approved. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact any revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. Payors and manufacturers must develop different pricing models for the growing number of gene therapies. Current pricing for gene therapies may not be sustainable in the future which would have a negative impact on our revenues and business.

Our ability to commercialize any product candidate successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the European and U.S. healthcare industries and elsewhere is cost containment. It is currently unknown what impact, if any proposed changes by the federal and state governments in the U.S. and similar changes in foreign countries may have on pricing and reimbursement, particularly with respect to government programs such as Medicare and Medicaid and Pharmacy Benefit Managers for commercial plans, and including reimportation, reference pricing and limitations on manufacturer price increases.

Prices at which we or our customers may seek reimbursement for our products can be subject to challenge, reduction or denial by the government and other payers. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for pharmaceutical products. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize, and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for, or the price of any product candidate for which we obtain marketing approval. Obtaining reimbursement for our product candidates when approved may be particularly difficult because of the higher prices typically associated with drugs directed at smaller orphan populations of patients and the pricing and reimbursement of competitive products. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product for which we obtain marketing approval.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act. For example, the Tax Act enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code, commonly referred to as the individual mandate. The Trump administration issued executive orders which sought to reduce burdens associated with the Affordable Care Act and modified how it was implemented. Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to subsequent legislation, the 2% Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court which heard oral arguments in the case on November 10, 2020. On June 17, 2021, the U.S. Supreme Court ruled that challengers to the Affordable Care Act lacked standing, thereby dismissing the suit and leaving the Affordable Care Act in effect.

 Further changes to and under the Affordable Care Act remain possible, although the Biden administration has signaled that it plans to build on the Affordable Care Act and expand the number of people who are eligible for subsidies under it. President Biden indicated that he intends to undo changes to the Affordable Care Act made by the Trump administration and to advocate for legislation to build on the Affordable Care Act. It is unknown precisely what form any such changes or any law would take, and how or whether it may affect our business in the future. We expect that changes or additions to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry.

We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if approved, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain and maintain profitability of our product candidates, if approved.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk when we commercially sell any products that we develop, including those which may arise from misuse or malfunction of, or design flaws in, such products, whether or not such problems directly relate to the products and services we have provided. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	regulatory investigations, prosecutions or enforcement actions that could require costly recalls or product modifications;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	increased insurance costs, or an inability to maintain appropriate insurance coverage;

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substantial monetary awards to trial participants or patients, including awards that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available, and would damage our ability to obtain liability insurance at reasonable costs, or at all, in the future;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. On occasion, large judgments have been awarded in lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or a series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our available cash and adversely affect our business.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products.

Notwithstanding our large investment in gene therapies to date and anticipated future expenditures in related proprietary technologies, we have not yet developed, and may never successfully develop, any marketed drugs using gene therapy approaches. As a result of pursuing the development and commercialization of certain gene therapy product candidates, we may fail to develop product candidates that may offer greater commercial potential or for which there is a greater likelihood of success. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development.

Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

Only a few gene therapy products have been approved in the U.S., E.U., and U.K. We focus our research and development efforts on gene therapy platforms, and our future success depends on the successful development of these therapeutic approaches. There can be no assurance that any development problems we experience in the future related to our gene therapies will not cause significant delays or unanticipated costs, or that such development problems can be solved. In addition, the clinical study requirements of the FDA, the EMA, and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as our gene therapies can be more expensive and take longer than for other, better known or more extensively studied pharmaceutical or other product candidates. Approved products include Spark’s gene therapy product, which received approval from the FDA in 2017, GlaxoSmithKline’s Strimvelis, and Novartis’ and Gilead’s CAR-T therapies, which received approval from the FDA in 2017, Avexis’ Zolgemsa which received FDA approval in 2019, Bluebird Bio’s Zynteglo which received E.U. and U.K. approval in 2019, and Juno Therapeutic's CAR-T therapy, Breyanzi, which received approval in 2021. Given the few precedents of approved gene therapy products, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in the U.S., the E.U., the U.K. or other jurisdictions.

Approvals by the EMA and the European Commission may not be indicative of what the FDA may require for approval. Regulatory requirements governing gene and cell therapy products have evolved and may continue to change in the future. For example, the FDA has established the Office of Tissues and Advanced Therapies, or OTAT, formerly known as the Office of Cellular, Tissue and Gene Therapies, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In addition, the FDA can put an investigational new drug application, or IND, on clinical hold if the information in an IND is not sufficient to assess the risks in patients or a safety issue emerges in preclinical or clinical studies. Before a clinical study can begin at any institution, that institution’s institutional review board, or IRB, and its Institutional Biosafety Committee, if funded by NIH, will have to review the proposed clinical study to assess the safety of the study. Moreover, serious adverse events or developments in clinical trials of product candidates conducted by others may cause the FDA or other regulatory bodies to initiate a clinical hold on our clinical trials or otherwise change the requirements for approval of any of our product candidates. These regulatory review agencies, committees and advisory groups and the new requirements and guidelines they promulgate may lengthen the regulatory review process, require us to perform additional or larger studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval studies, limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Our success depends substantially on clinical trial results demonstrating safety and efficacy of our product candidates to the satisfaction of regulatory authorities. We may be unable to obtain positive clinical trial results and regulatory approvals for any of our product candidates.

We are a clinical-stage biotechnology company with no approved products and no product revenues. We have ongoing clinical trials evaluating product candidates that use our platform technologies in gene therapy   and we anticipate initiating additional clinical trials in the future on other product candidates. We are substantially dependent on the results of these clinical trials, and there is no guarantee that final results of clinical trials conducted on our product candidates now or in the future will demonstrate the safety and efficacy of any of our product candidates. In addition, none of our product candidates have obtained regulatory approval. Obtaining positive clinical trial results and regulatory approvals is expensive, lengthy, challenging and unpredictable and may never occur for any of our product candidates. If we fail to obtain positive clinical trial results and regulatory approvals for our product candidates, our anticipated revenues from our product candidates and our prospects for profitability would be adversely affected, which would likely cause the market price of New Caritas Class A Common Stock to significantly decline.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, EMA, PMDA or other foreign regulatory authorities, or do not otherwise produce favorable results, we may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

In connection with seeking marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

In addition, the regulatory pathways for gene therapies are evolving. In some cases, the FDA will approve gene therapies based on Phase 2 clinical trial data. If, however, the FDA decides we need to complete Phase 3 clinical trial(s), we may need to expend significantly more capital to pursue FDA approval of gene therapies. If we are required to conduct additional clinical trials or other testing of our product candidates that we develop beyond those tests and trials that we contemplate; if we are unable to successfully complete our clinical trials or other testing; if the results of these trials or tests are not positive or are only modestly positive; or if there are safety concerns, we may:

•	choose not to seek regulatory approval in the U.S., E.U., U.K. or other key jurisdictions;

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements, safety strategies or restrictions, such as a requirement of a risk evaluation and mitigation strategy, or REMS; or

•	have the product removed from the market after obtaining regulatory approval.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential regulatory approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials including ongoing clinical trials of CLN6 and CLN3 that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or patients may drop out of these clinical trials at a higher rate than we anticipate;

•	we may be unable to enroll a sufficient number of patients in our trials to ensure adequate statistical power to detect any statistically significant treatment effects;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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regulators, institutional review boards, or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

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regulators, institutional review boards, or independent ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; or

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the trials.

Our product development costs will increase if we experience delays in testing or regulatory approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, allow our competitors to bring products to market before we do, or impair our ability to successfully commercialize our product candidates, and so may harm our business and results of operations.

Conducting clinical trials and obtaining regulatory approvals is complex and exposes our business to numerous risks, including potential unexpected costs and delays.

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates to the satisfaction of regulatory authorities in order to obtain regulatory approvals necessary for commercialization. We have limited experience in conducting later stage clinical trials and may not possess the necessary resources and expertise to complete such trials. Clinical trials are expensive, lengthy and unpredictable. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage. Events that may prevent successful or timely completion of clinical development and regulatory approval include, among others:

•	delays in reaching a consensus with regulatory authorities on clinical trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or contract research organizations (“CROs”), and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board, or IRB, or independent ethics committee approval at each clinical trial site;

•	delays in recruiting and enrolling suitable patients to participate in our clinical trials;

•	delays in clinical trial activities due to the evolving COVID-19 global pandemic and the diversion of healthcare resources to fight the pandemic;

•	imposition of clinical holds by regulatory authorities as a result of serious adverse events or after an inspection of clinical trial operations or trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with the Good Clinical Practice regulations of the U.S. FDA, or applicable regulatory guidelines in the EU and other countries;

•
delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions, or as a result of manufacturing or formulation changes to our product candidates;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	selections of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•
occurrences of serious adverse events or other safety concerns associated with product candidates that are viewed to outweigh their potential benefits, result in approval delays or other regulatory restrictions, or harm our reputation;

•	occurrences of serious adverse events or other safety concerns in clinical trials of the same class of agents conducted by other sponsors;

•	failures to demonstrate that product candidates are safe and effective for their proposed indication;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	unexpected costs and expenses and lack of sufficient funding to develop our product candidates; and

•	losses of licenses to critical intellectual properties.

We have not yet reached agreement with regulatory authorities on the complete development pathway for certain product candidates, and such authorities have the ability to change decisions or guidance with respect to approvable endpoints, particularly as the technology continues to develop in these areas. For example, we are aware of another company developing a gene therapy to treat hemophilia A that the FDA recommended complete its Phase 3 study and submit two-year follow-up safety and efficacy data on all study participants notwithstanding the company’s contention that it and the FDA had previously agreed on the extent of data necessary to support a BLA.

Due to the novelty of certain product candidates and their technologies, the endpoints needed to support regulatory approvals will likely be different from those originally anticipated. Any inability to successfully complete preclinical and clinical development of our product candidates, or complete such trials in the time frames anticipated, could result in additional costs to us or impair our ability to generate revenues from product sales or achieve regulatory and commercialization milestones and royalties, or shorten any periods during which we may have exclusivity.

Even if a product candidate successfully obtains approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Also, any regulatory approval of our product candidates, once obtained, may be withdrawn. If we are unable to obtain and maintain regulatory approvals for our product candidates in one or more jurisdictions, or if any approval contains significant limitations, we would not be able to generate anticipated revenues and may struggle to become profitable, which would have an adverse effect on our business operations and financial conditions.

We rely on third parties to conduct certain preclinical development activities and our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates or certain preclinical development activities of our product candidates. We rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators and collaboration partners, to perform these functions. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for certain preclinical and clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register certain ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within particular timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Similar GCP and transparency requirements apply in the E.U. and U.K. Failure to comply with such requirements, including with respect to clinical trials conducted outside the E.U., U.K. and U.S., can also lead regulatory authorities to refuse to take into account clinical trial data submitted as part of a marketing authorization application (“MAA”).

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

We also rely on other third parties to obtain, store and distribute drug supplies for our preclinical development activities and clinical trials. In addition, in some instances we are required to purchase clinical supplies from our competitors, who may refuse to allow this purchase or do so at prohibitively high prices. Any performance failure on the part of our distributors or inability to secure supply from our competitors could delay preclinical and clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

Extensions, delays, suspensions or terminations of our preclinical development activities or our clinical trials as a result of the performance of our independent clinical investigators and CROs will delay, and make more costly, regulatory approval for any product candidates that we may develop. Any change in a CRO during an ongoing preclinical development activity or clinical trial could seriously delay that trial and potentially compromise the results of the activity or trial.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials. Each of the diseases that our lead product candidates are intended to treat are characterized by small patient populations, which could result in slow enrollment of clinical trial participants. In addition, our competitors have ongoing clinical trials for product candidates that could be competitive with our product candidates. As a result, potential clinical trial sites may elect to dedicate their limited resources to participation in our competitors' clinical trials and not ours, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

Patient enrollment is affected by other factors including:

•	severity of the disease under investigation;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of the Company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

Initial results from a clinical trial do not ensure that the trial will be successful and success in preclinical or early stage clinical trials does not ensure success in later-stage clinical trials.

We will only obtain regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable non-U.S. regulatory authority, in well-designed and conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain duration and results. A failure of one or more of our clinical trials may occur at any stage of testing.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials or preliminary stages of clinical trials. For some of our product candidates, we have no safety or efficacy data in humans. There can be no assurance that the results seen in preclinical studies for any product candidates, including CLN6 and CLN3, will result in success in clinical trials. When administered in humans, the product candidates may perform differently than in preclinical studies. Product candidates may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies or animal studies, and may interact with human biological systems in unforeseen, ineffective or harmful ways. We may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials.

Initial results from a clinical trial do not necessarily predict final results. We cannot be assured that our clinical trials will ultimately be successful. In addition, patients may not be compliant with trial protocols or they may withdraw from the clinical trial at any time for any reason. Data from initial or preliminary clinical trials are  based on a small patient sample and therefore may not be predictive of future results. For example, preliminary results from initial patients in the CLN3 trial were recently reported. Results from these initial patients may not be predictive of results of the full data set, we may not be able to demonstrate safety and efficacy and the FDA, EMA and other regulatory authorities may not accept existing data as sufficient for approval. In addition, while the clinical trials of our product candidates are designed based on the available relevant information, in view of the uncertainties inherent in drug development, such clinical trials may not be designed with focus on indications, patient populations, dosing regimens, safety or efficacy parameters or other variables that will provide the necessary safety or efficacy data to support regulatory approval to commercialize the resulting product candidates. This is particularly the case for emerging gene therapies where we do not yet have a defined regulatory pathway and as such, there can be no assurance that regulators in the U.S., E.U., U.K., Japan or other jurisdictions will accept the existing gene therapy clinical data sets as support for approval or that future trials will support approvals. In addition, individual patient responses to the dose administered of a product candidate may vary in a manner that is difficult to predict. Also, the methods we select to assess particular safety or efficacy parameters may not yield statistical precision in estimating our product candidates' effects on study participants. Even if we believe the data collected from clinical trials of our product candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways. Accordingly, the FDA or foreign regulatory authorities could interpret these data in different ways from us or our partners, which could delay, limit or prevent regulatory approval.

In addition, certain of our product candidates are being developed for the treatment of diseases in which there is little clinical experience, which increases the difficulty in selecting appropriate endpoints and the risk that regulatory authorities may not consider the endpoints of clinical trials to provide clinically meaningful results. As a result, if the FDA requires different endpoints than the endpoints we anticipate using or have used in our clinical trials, or a different analysis of those endpoints, it may be more difficult for us to obtain, or we may be delayed in obtaining, FDA approval of our product candidates. If we are not successful in commercializing any of our product candidates, or are significantly delayed in doing so, our business will be materially harmed.

At some point in the future, we may decide to operate our own manufacturing facility which would require significant resources and we may fail to successfully operate our facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

We have no experience in operating our own manufacturing facility and instead have relied solely on third parties for the manufacturing of clinical supplies. There can be no assurance that any facility that we build, maintain or operate will meet FDA, EMA or other regulatory requirements, produce products that meet quality standards or that sufficient quantities can be produced to meet clinical or commercial demand.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.

Undesirable side effects caused by our product candidates, including CLN6 and CLN3, could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA, EMA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing our product candidates and generating revenues from their sales. In addition, if we or others identify undesirable side effects caused by our product candidates after receipt of marketing approval:

•	regulatory authorities may require the addition of restrictive labeling statements;

•	regulatory authorities may withdraw their approval of the product; and

•	we may be required to change the way the product is administered, or additional clinical trials may be required.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from its sale or adversely affect our reputation.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties or other enforcement actions if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA, EMA, PMDA and other regulatory authorities. For example, the FDA's requirements include submissions of safety and other post-marketing information and reports, registration requirements, Current Good Manufacturing Practices, or cGMP, requirements relating to manufacturing, quality control, quality assurance and complaints and corresponding maintenance of records and documents, requirements regarding the distribution of samples to healthcare professionals and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or may be subject to significant conditions of approval, including the requirement of a REMS. The FDA also may impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. The labeling, advertising, promotion, marketing and distribution of a drug, biologic, or gene therapy product also must be in compliance with FDA requirements which include, among others, promotional activities, standards and regulations for direct-to-consumer advertising, promotional activities involving the internet, and industry sponsored scientific and educational activities. In general, all product promotion must be consistent with the labeling approved by the FDA for such product, contain a balanced presentation of information on the product's uses, benefits, risks, and important safety information and limitations on use, and otherwise not be false or misleading. The FDA has very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing a company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution. Failure to comply with applicable FDA requirements and restrictions also may subject a company to adverse publicity and enforcement action by the FDA, the U.S. Department of Justice ("DOJ") or the Office of the Inspector General of the U.S. Department of Health and Human Services ("HHS") as well as state authorities. This could subject us to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes its products.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	changes to or restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to implement a REMS;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions; or

•	the imposition of civil or criminal penalties.

Non-compliance with E.U. and U.K. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the E.U.'s and U.K.'s requirements regarding the protection of personal information can also lead to significant penalties and sanctions and business restrictions.

If we, or our suppliers, third-party contractors, clinical investigators or collaborators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we or our collaborators may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

Negative public opinion and increased regulatory scrutiny of genomic medicines may damage public perception of the safety of our product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Genetically modified products, including gene therapies, are currently subject to public debate and heightened regulatory scrutiny given the novelty of such technology.  Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may be slow to gain, if at all, the acceptance of the public or the medical community.

Our success with regulatory authorities and acceptance in the medical community will likely depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, prescribing treatments that involve the use of our product candidates, if approved, in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available.

In the event regulatory approval for genetically modified products developed using our technology is obtained, our success will also depend on public acceptance of the use of genetically modified drug products. Claims that genetically modified products are unsafe for consumption or pose a danger to the environment may influence public attitudes and may impact the ability of our genetically modified products to gain public acceptance. More restrictive government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. For example, earlier gene therapy trials led to several well-publicized adverse events, including cases of leukemia and death seen in other trials using other vectors. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products or our competitors’ products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

We may seek designations for some or all of our current product candidate for expedited regulatory pathways, but we may be unable to obtain such designations or, where obtained, we may be unable to maintain the designations or obtain or maintain the benefits associated with such designations.

The FDA and comparable foreign regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that we will successfully obtain or maintain such designations for any of our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a therapy that is intended to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation of a product candidate as a Breakthrough Therapy provides potential benefits that include intensive guidance on an efficient drug development program, beginning as early as Phase 1, organizational commitment involving senior managers; and eligibility for rolling review and priority review, if supported by clinical data at the time of regulatory submission. Breakthrough Therapy designation does not change the standards for product approval. There can be no assurance that we will receive Breakthrough Therapy designation for any product candidate or any particular indication. Additionally, other treatments from competing companies may obtain the designations and impact ability to develop and commercialize its product candidates, which may adversely impact our business, financial condition or results of operation.

In addition, we may seek Fast Track designation. If a drug or biologic candidate is intended for the treatment of a serious or life-threatening condition or disease and nonclinical or clinical data to demonstrate the potential to address unmet medical needs for the condition, the sponsor may apply for Fast Track designation. Under the Fast Track program, the sponsor of a new drug or biologic candidate may request that the FDA designate the candidate for a specific indication as a Fast Track drug or biologic concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the drug or biologic candidate qualifies for Fast Track designation within 60 calendar days of receipt of the sponsor’s request. Even if we do apply for and receive Fast Track designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. The FDA may rescind Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may also seek Accelerated Approval under the FDA’s Accelerated Approval programs. The FDA may approve a drug or biologic for a serious or life-threatening disease or condition that generally provides meaningful advantages over available treatments and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For therapies granted Accelerated Approval, post-marketing confirmatory trials have been required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence. Moreover, the FDA may withdraw approval of any product candidate or indication approved under the Accelerated Approval pathway if, for example:

•
the trial or trials required to verify the predicted clinical benefit of our product candidate fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post approval trial of our product candidate with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

We may also seek a regenerative medicine advanced therapy, or RMAT, designation for some of our product candidates. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

In Europe, the EMA has implemented the so-called “PRIME” (PRIority MEdicines) status in order support the development and accelerate the approval of complex innovative medicinal products addressing an unmet medical need. The PRIME status enables early dialogue with the relevant EMA scientific committees and, possibly, some payers; and thus reinforces the EMA’s scientific and regulatory support. It also opens accelerated assessment of the marketing authorization application (150 days instead of 210 days). The PRIME status, which is decided by the EMA, is reserved to medicines that may benefit from accelerated assessment, i.e. medicines of major interest from a public health perspective, in particular from a therapeutic innovation perspective and that target unmet medical need.

We may seek orphan drug designation for some or all of our product candidates across various indications, but may not be able to obtain or maintain orphan drug designation or to maintain the benefits associated with such a designation, including orphan drug exclusivity for our product candidates if approved. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the E.U., U.K., and the U.S., may designate drugs for relatively small patient populations as orphan drugs. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but, generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from approving another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The FDA defines “same drug” as a drug or biologic that contains the same active moiety and is intended for the same use. The applicable market exclusivity period for orphan drugs is ten years in the E.U. and U.K. and seven years in the U.S. The E.U. and U.K. exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In the E.U. and U.K., a "similar medicinal product" is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. Obtaining orphan drug exclusivity for our product candidates, in the E.U., U.K. and U.S., may be important to the product candidate's success. If a competitor to our product candidates obtains orphan drug exclusivity for and approval of a product with the same indications as our product candidates before we do and if the competitor's product is the same drug or a similar medicinal product as ours, we could be excluded from the market for a certain period of time.

Even if we obtain orphan drug exclusivity for one or more of our therapeutic candidates, we may not be able to maintain it. For example, the FDA can still approve other biologics that do not have the same principal molecular structural features or if a competitive product that is the same drug or a similar medicinal product as our product candidate is shown to be clinically superior to our product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated.

The FDA Reauthorization Act, signed into law in August 2017, authorizes the FDA to impose additional clinical trial requirements on manufacturers relating to orphan drug designation and/or pediatric indications.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which our operations may rely are subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new therapies to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Failure to obtain or maintain regulatory approval in foreign jurisdictions would prevent us from marketing our products abroad.

In order to market and sell our products in Europe and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the U.S. generally includes all of the risks associated with obtaining FDA approval. In addition, some countries outside the U.S. require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the U.S. on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Regulatory approvals in countries outside the U.S. do not ensure pricing approvals in those countries or in any other countries, and regulatory approvals and pricing approvals do not ensure that reimbursement will be obtained.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development programs involve the controlled use of hazardous materials, including microbial agents, corrosive, explosive and flammable chemicals and other hazardous compounds in addition to certain biological hazardous waste. Additionally, the activities of our third-party product manufacturers of our  product candidates if and when they reach commercialization, will also require the use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by local, state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In addition, although our collaborators have environmental compliance processes in place, and we include oversight of these processes in our business reviews, they may not ultimately comply with these laws. In the event of an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources or we could be subject to limitations or stoppages related to our use of these materials which may lead to an interruption of our business operations or those of our third-party contractors. While we believe that our existing insurance coverage is generally adequate for our normal handling of these hazardous materials, it may not be sufficient to cover pollution conditions or other extraordinary or unanticipated events. Furthermore, an accident could damage or force us to shut down our operations. Changes in environmental laws may impose costly compliance requirements on us or otherwise subject us to future liabilities and additional laws relating to the management, handling, generation, manufacture, transportation, storage, use and disposal of materials used in or generated by the manufacture of our product candidates or related to our clinical trials. In addition, we cannot predict the effect that these potential requirements may have on us, our suppliers and contractors or our customers.

Our relationships with healthcare providers, patients, patient organizations, charitable foundations and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery and corruption and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and payors play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Increasingly, patients, patient organizations and charitable foundations also can influence selection of and payment for therapies. Our anticipated arrangements with payors, healthcare providers, patient organizations, charitable foundations and patients may expose us to broadly applicable fraud and abuse, anti-bribery and corruption, and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we may obtain marketing approval. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal, state and foreign healthcare laws and regulations pertaining to fraud and abuse, anti-bribery and corruption, interaction with patient organizations, charitable foundations, and patients' rights are and will be applicable to our business. Restrictions under applicable federal, state and foreign healthcare laws and regulations may affect our ability to operate and expose us to areas of risk, including:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, arranging for, or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Several other countries, including the U.K., have enacted similar anti-kickback, fraud and abuse, and healthcare laws and regulations;

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The U.S. federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which imposes criminal liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute to defraud any healthcare benefit program or specific intent to violate it in order to have committed a violation.  In addition, HIPAA amended the Social Security Act to impose monetary penalties on any offers or transfers of remuneration to Medicare or Medicaid beneficiaries (patients) which is likely to influence the beneficiary's selection of particular supplier of government payable items. States, such as California have enacted their own privacy regulations and others may enact similar legislation. Similarly, the collection and use of personal health data in the E.U. is governed by the E.U. General Data Protection Regulation (the "GDPR"), with many requirements mandated by the GDPR for the consent of the individuals to whom the personal data relates, the information provided to the individuals, transfer of personal data within and outside of the E.U. and the security and confidentiality of the personal data. Failure to comply with the requirements of the GDPR may result in substantial fines and other administrative penalties. The GDPR increases our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and adversely affect our business, financial condition, results of operations and prospects;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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U.S. Foreign Corrupt Practices Act, which prohibit us and third parties working on our behalf from making payments to foreign government officials to assist in obtaining or retaining business. Specifically, the anti-bribery provisions of the FCPA prohibit the willful use of the mails or any means of instrumentality of interstate commerce corruptly in furtherance of any offer, payment, promise to pay, or authorization of the payment of money or anything of value to any person, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a foreign official to influence the foreign official in his or her official capacity, induce the foreign official to do or omit to do an act in violation of his or her lawful duty, or to secure any improper advantage in order to assist in obtaining or retaining business for or with, or directing business to, any person; and

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state and foreign equivalents of each of the above laws, including foreign anti-bribery and corruption laws and state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers; state laws which require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restricting payments that may be made to healthcare providers; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

While we do not plan to submit claims and our customers will make the ultimate decision on how to submit claims, in the U.S. we may provide reimbursement guidance and support regarding our product candidates for which we receive regulatory approval, to our customers and patients. If a government authority were to conclude that we provided improper advice to our customers and patients and/or encouraged the submission of false claims for reimbursement, we could face action by government authorities. Similarly, if a government authority were to conclude that our patient support efforts or interactions with charitable foundations were improper, we could face civil or criminal action by government authorities. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Nonetheless, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

We may encounter difficulties manufacturing our gene therapy products, which could impact timing and availability of clinical and commercial supply.

We may experience delays in developing a sustainable, reproducible and commercial-scale manufacturing process or transferring that process to commercial partners for our product candidates. There is intense competition for limited commercial manufacturing capacity in gene therapy and for base materials, such as plasmids, necessary to the manufacturing of gene therapy products. We do not currently have our own gene therapy manufacturing capacity and rely instead on commercial manufacturing partners. These commercial manufacturing partners are expanding rapidly and there can be no assurance that needed capacity will be available or that these partners will continue to meet evolving regulatory standards. Any delay in securing supply of these materials and the manufacturing slots with commercial partners may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. In addition, FDA and other regulatory bodies are continuing to evolve their guidance for gene therapy manufacturing and could impose rigorous requirements relating to the manufacturing and testing of clinical and commercial products that could add time, complexity and the risk that we or our manufacturing partners will be unable to meet these requirements.

Gene therapy products are inherently difficult to manufacture. The manufacture of gene therapy products is technically complex and necessitates substantial expertise and capital investment. Our program materials are manufactured using technically complex processes requiring specialized equipment and facilities, highly specific raw materials and other production constraints.

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We currently lack the resources and the capabilities to manufacture ourselves any of our product candidates on a clinical or commercial scale. We currently outsource all manufacturing and packaging of our preclinical and clinical product candidates to third parties. The manufacture of pharmaceutical and gene therapy products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. These problems include difficulties with production costs and yields and quality control, including stability of the product candidate. Further, our gene therapies may require new or specialized manufacturing with limited third-party manufacturers available to provide these services. The occurrence of any of these problems could significantly delay our clinical trials or the commercial availability of our product candidates.

We may be unable to enter into agreements for commercial supply with third-party manufacturers or may be unable to do so on acceptable terms. Even if we enter into these agreements, the manufacturers of each product candidate will be single source suppliers to us for a significant period of time.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:
•	reliance on the third party for regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third parties;

•	inability to manufacture product that meets the regulatory requirements for product approval;

•	inability to manufacture batches that meet specifications and quality standards;

•	inability to hire and retain the skilled workers necessary to manufacture our products;

•	impact on our reputation in the marketplace if manufacturers of our products, once commercialized, fail to meet the demands of our customers;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

The failure of any of our contract manufacturers to maintain high manufacturing standards could result in injury or death of clinical trial participants or patients using products. Such failure could also result in product liability claims, product recalls, product seizures or withdrawals, delays or failures in testing or delivery, cost overruns or other problems that could seriously harm our business or profitability.

The FDA and regulatory authorities in other jurisdictions require our contract manufacturers to comply with cGMP regulations. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our product candidates.

Our manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the U.S. Our failure or the failure of our third-party manufacturers, to comply with applicable regulations could significantly and adversely affect regulatory approval and supplies of our product candidates. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing our products.

If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive regulatory approval on a timely and competitive basis.

We may not be successful in maintaining or establishing collaborations, which could adversely affect our ability to develop and, particularly in international markets, commercialize products.

We are collaborating with physicians, academic institutions, hospitals, patient advocacy groups, foundations, government agencies in order to assist with the development of our product candidates. We plan to pursue similar activities in future programs and plan to evaluate the merits of retaining commercialization rights for ourselves or entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies. We also plan to enter into a collaboration agreement with Amicus, and we also may seek to establish other collaborations for the sales, marketing and distribution of certain of our products in all or select geographies. If we elect to seek additional collaborators in the future but are unable to reach agreements with suitable collaborators, we may fail to meet our business objectives for the affected product candidate or program. We face, and will continue to face, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts, if any, to establish and implement additional collaborations or other alternative arrangements. The terms of any additional collaborations or other arrangements that we establish, if any, may not be favorable to us.

Any collaboration that we enter into, including our existing collaboration arrangements and our planned collaboration with Amicus, may not be successful. The success of our current and future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. It is likely that any collaborators of ours will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks related to our current and possible future collaborations include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	disputes may arise between the collaborator and us as to the ownership of intellectual property arising during the collaboration;

•	we may grant exclusive rights to our collaborators, which would prevent us from collaborating with others;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Such terminations or expirations may adversely affect us financially and could harm our business reputation in the event we elect to pursue collaborations that ultimately expire or are terminated.

Materials necessary to manufacture our product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our product candidates.

We currently rely on the manufacturers of our product candidates to purchase from third-party suppliers the materials necessary to produce the compounds for our preclinical studies and clinical trials, and we rely, or will rely, on these other manufacturers for commercial distribution of our product and, if we obtain marketing approval, for any of our product candidates. Suppliers may not sell these materials to our manufacturers at the time we need them or on commercially reasonable terms and all such prices are susceptible to fluctuations in price and availability due to transportation costs, government regulations, price controls and changes in economic climate or other foreseen circumstances. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. We may enter into agreements to purchase certain materials and provide them to our manufacturers, with all the risks and uncertainties of supply associated with those purchases. If we or our manufacturers are unable to obtain these materials for our preclinical studies and clinical trials, product testing and potential regulatory approval of our product candidates would be delayed, significantly impacting our ability to develop and commercialize our product candidates. If our manufacturers or we are unable to purchase these materials for commercial distribution of our product or, after regulatory approval has been obtained, our product candidates, the commercial launch of our product and product candidates would be delayed or there would be a shortage in supply, which would materially affect our ability to generate revenues from the sale of our product candidates.

Manufacturing issues may arise that could increase product and regulatory approval costs or delay commercialization.

Manufacturing of our product and product candidates requires us or our manufacturing partners to conduct required stability and comparability testing. We or our partners may encounter product, packaging, equipment and process-related issues that may require refinement or resolution in order to successfully commercialize our product and proceed with our planned clinical trials and obtain regulatory approval for commercial marketing of our product candidates. In the future, we may identify impurities, which could result in increased scrutiny by regulatory authorities, delays in our clinical programs and regulatory approval, increases in our operating expenses or failure to obtain or maintain approval for our product candidates.

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the U.S. and in certain foreign jurisdictions related to our novel technologies, product and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any patents issued to us or our licensors will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	licenses from other third parties will not be required to commercialize patented products;

•	we will develop additional proprietary technologies that are patentable;

•	we will file patent applications for new proprietary technologies promptly or at all;

•	our patents will not expire prior to or shortly after commencing commercialization of a product;

•	the patents of others will not have a negative effect on our ability to do business; or

•	patent authorities will not identify deficiencies in our patent applications and refuse to grant our patents.

In addition, we cannot be assured that any of our pending patent applications will result in issued patents. In particular, we have filed patent applications in the U.S., the European Patent Office and other countries outside the U.S. that have not been issued as patents. These pending applications include, among others, some of the patent applications for our gene therapy platforms and product candidates. If patents are not issued in respect of our pending patent applications, we may not be able to stop competitors from marketing similar products in Europe and other countries in which we do not have issued patents.

In addition to patent protection outside of the U.S., we intend to seek orphan medicinal product designation of our product candidates and to rely on statutory data exclusivity provisions in jurisdictions outside the U.S. where such protections are available, including Europe. The patent rights that we own or have licensed relating to our product candidates are limited in ways that may affect our ability to exclude third parties from competing against us if we obtain regulatory approval to market these product candidates. In particular:

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We have several pending applications covering gene therapy. There can be no assurance that these applications will be allowed or that allowed applications will be issued or that the scope of such patents, if they issue, will be sufficient to protect our product. Composition of matter patents can provide protection for pharmaceutical products to the extent that the specifically covered compositions are important. For our product candidates for which we do not hold composition of matter patents, competitors who obtain the requisite regulatory approval can offer products with the same composition as our products so long as the competitors do not infringe any method of use patents that we may hold.

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For some of our product candidates the principal patent protection that covers or those we expect will cover our product candidate is a method of use patent. This type of patent only protects the product when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical to our product that is labeled for an indication that is outside of the patented method, or for which there is a substantial use in commerce outside the patented method.

The laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain patent protection in all major markets. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the U.S., the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office or become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the U.S. or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the E.U. and elsewhere may also result in clinical trial data submitted as part of an MAA becoming publicly available. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the E.U. and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Further, litigation, interferences, oppositions, inter partes reviews, administrative challenges or other similar types of proceedings are, have been and may in the future be necessary in some instances to determine the validity and scope of certain of our proprietary rights, and in other instances to determine the validity, scope or non-infringement of certain patent rights claimed by third parties to be pertinent to the manufacture, use or sale of our products. We may also face challenges to our patent and regulatory protections covering our products by third parties, including manufacturers of generics that may choose to launch or attempt to launch their products before the expiration of our patent or regulatory exclusivity. Litigation, interference, oppositions, inter partes reviews, administrative challenges or other similar types of proceedings are unpredictable and may be protracted, expensive and distracting to management. The outcome of such proceedings could adversely affect the validity and scope of our patent or other proprietary rights, hinder our ability to manufacture and market our products, require us to seek a license for the infringed product or technology or result in the assessment of significant monetary damages against us that may exceed amounts, if any, accrued in our financial statements. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products. Furthermore, payments under any licenses that we are able to obtain would reduce our profits derived from the covered products and services.

Additionally, our products, or the technologies or processes used to formulate or manufacture those products may now, or in the future, infringe the patent rights of third parties. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manufacture or sale of our products. We may need to obtain licenses for intellectual property rights from others and may not be able to obtain these licenses on commercially reasonable terms, if at all.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently issue and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our product candidates, technology or methods. Because of the number of patents issued and patent applications filed in our field, we believe there is a risk that third parties may allege they have patent rights encompassing our product candidates, technology or methods.

If any of these patents were to be asserted against us, while we do not believe that our product candidates would be found to infringe any valid claim of such patents, there is no assurance that a court would find in our favor. If we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a presumption of validity that attaches to every patent. This burden is high and would require us to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on infringement or validity. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business.

In order to avoid or settle potential claims with respect to any patent rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. Even if we prevail, the cost to us of any patent litigation or other proceeding could be substantial.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from any litigation could significantly limit our ability to continue our operations. Patent litigation and other proceedings may also absorb significant management time.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with Nationwide Children’s Hospital ("Nationwide Children’s") and University of Pennsylvania ("Penn") pursuant to which we license key intellectual property relating to our product candidates. We expect to enter into additional licenses in the future. Our existing licenses impose, and we expect that future licenses will impose, various diligences, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

The biotechnology and pharmaceutical industries, especially in the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions. We are aware of companies focused on developing gene therapies in various indications as well as several companies addressing other methods for delivering or modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In addition to our own patents, we have acquired licenses to certain patent rights and proprietary technology from third parties, including our current partners at Nationwide Children’s and Penn, that are important or necessary to the development of our technology and products, including technology related to our manufacturing process and our products and product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. Licenses to additional third-party technology that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread may negatively impact our business and operations.

The COVID-19 pandemic has substantially burdened healthcare systems worldwide which may impact progression of our clinical trials, development and manufacturing of our product and product candidates. Required inspections and reviews by regulatory agencies may also be delayed due to the focus of resources on COVID-19 as well as travel and other restrictions. Significant delays in the timing of our clinical trials and in regulatory reviews could adversely affect our ability to commercialize some assets in our product pipeline.  In addition, the conditions created by the pandemic may intensify other risks inherent in our business, including, among other things, risks related to drug pricing and access, intellectual property protection, product safety and efficacy concerns, product liability and other litigation, and the impact of adverse global and local economic conditions.

Our future success depends on our ability to retain the current Chief Executive Officer and other key executives at Amicus and to attract, retain and motivate qualified personnel.

We expect that John Crowley, will be our Chief Executive Officer. Mr. Crowley is currently the Chairman and Chief Executive Officer of Amicus, and has deep knowledge of our business and significant pharmaceutical industry experience. The loss of the services of Mr. Crowley might impede the achievement of our research, development and commercialization objectives and materially adversely affect our business and we may not be able to replace Mr. Crowley with a candidate with similar background and experience in the event of the loss of his service. We do not plan to maintain "key person" insurance on Mr. Crowley or any of our other executive officers.

We currently have no employees but expect that the experienced and qualified employees that currently work in Amicus’ gene therapy business will transfer to Caritas at the Closing and continue their employment in substantially similar capacities. We will be dependent upon the services of those initial employees to operate our business and execute our business plans. Recruiting and retaining additional qualified scientific, clinical and sales and marketing personnel will also be critical to our success, including our Research and Gene Therapy Center of Excellence in Philadelphia. In addition, establishing and maintaining a qualified finance and legal department is key to our ability to meet our regulatory obligations as a public company and important in any potential capital raising activities. Our industry has experienced a high rate of turnover in recent years. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel, particularly in New Jersey and Philadelphia and their surrounding areas. Although we believe we offer competitive salaries and benefits, we may have to increase spending in order to retain personnel. If we fail to retain our remaining qualified personnel or replace them when they leave, we may be unable to recruit replacements nor continue our development and commercialization activities.

We will also need to establish internal legal, financial and accounting teams and will rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As our development and commercialization strategies develop, we will need additional managerial, operational, sales, marketing, financial, technical operations and other resources. Our initial management, personnel and systems may not be adequate to support this future growth. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates and we may not be able to replace key personnel in the event of turnover. Future growth would impose significant added responsibilities on members of management, including:

•	managing the development and commercialization of any product candidates approved for marketing;

•	overseeing our ongoing preclinical studies and clinical trials effectively;

•
identifying, recruiting, maintaining, motivating and integrating additional employees, including any sales and marketing personnel engaged in connection with the commercialization of any approved product;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	managing our collaboration partners and associated joint steering committees;

•	managing any clinical or commercial collaborations with third parties;

•	improving our managerial, development, operational and financial systems and procedures;

•	monitoring and improving diversity, inclusion and pay-equity initiatives;

•	developing our compliance infrastructure and processes to ensure compliance with regulations applicable to public companies;

•	developing biologics and gene therapy manufacturing expertise; and

•	expanding our facilities.

As our operations expand, we will need to manage additional relationships with various strategic collaborators, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

Our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent conduct, harassment or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates:

•	FDA or similar regulations of foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities;

•	manufacturing standards;

•
federal and state healthcare fraud and abuse laws and regulations, anti-bribery and corruption laws, anti-discrimination and harassment laws, privacy and similar laws and regulations established and enforced by foreign regulatory authorities; or

•	laws that require the reporting of financial information or data accurately.

If our risk and compliance oversight methods are not effective, our business, financial condition and operating results may be adversely affected.

Our ability to identify, manage and respond to the various risks related to our business will be largely dependent on us establishing and maintaining compliance, risk, audit and reporting systems and procedures. The Board of Directors will have ultimate responsibility for risk oversight of the Company and will carry out this duty through its committees. We expect to establish an audit committee, nominating committee, compensation committee and science and technology committee, each of which will be delegated oversight authority by the Board of Directors with respect to issues in their applicable areas of expertise. These committees will be responsible for identifying, monitoring and reporting areas of concern to the full Board of Directors. At the Company level, we will establish a risk committee and our senior management team will similarly monitor risk through that committee. Membership of the risk committee is expected to consist primarily of key function heads who will be asked to bring to such committee relevant items for discussion that they or their teams have identified and the risk committee will report on risks and mitigation strategies  directly to the audit committee periodically and to the full Board of Directors on a yearly basis.

If our compliance oversight is not effective, or if we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. We cannot provide assurance that our policies and procedures will always be effective, or that our management, or the risk committee would be able to identify any such ineffectiveness. If our compliance and risk management strategies are not effective, our business, financial condition and operating results may be adversely affected.

Our business and operations would suffer in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our CROs, contract manufacturing organizations and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, security breaches, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations and could result in a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our commercialization of our product and our product candidate development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruptions or security breach were to result in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant unexpected losses, expenses and liabilities, we could face litigation or suffer reputational harm and the further development of our product candidates could be delayed.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders' ownership, increase our debt, or cause us to incur significant expense.

As part of our business strategy, we may continue to pursue acquisitions or licenses of assets or businesses, or strategic alliances and collaborations, to expand our existing technologies and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations, and cash flows. We may not be able to find suitable acquisition or licensing candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be obtained or independently developed by a competitor, our competitive position would be harmed.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, equity holders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. For example, we and certain of our current and former officers have previously been parties to securities class action lawsuits against us, all of which have been settled or dismissed. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided against us or settled by us, may result in liability material to our Consolidated Financial Statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

We may be exposed to employment-related claims and losses which could have an adverse effect on our business.

As we continue to increase the size of our workforce, the risk of potential employment-related claims will also increase. As such, we may be subject to claims, allegations or legal proceedings related to employment matters including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination or retaliation, local, state or federal labor law violations, injury, and wage violations. In the event we are subject to one or more employment-related claims, allegations or legal proceedings, we may incur substantial costs, losses or other liabilities in the defense, investigation, settlement or other disposition of such claims. In addition to the economic impact, we may also suffer reputational harm as a result of such claims, allegations and legal proceedings and the investigation, defense and prosecution of such claims, allegations and legal proceedings could cause substantial disruption in our business and operations. While we do have policies and procedures in place to reduce our exposure to these risks, there can be no assurance that such policies and procedures will be effective or that we will not be exposed to such claims, allegations or legal proceedings.

Risks Related to Ownership of New Caritas’ Common Stock

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

An active trading market for New Caritas’ common stock may never develop or be sustained.

We cannot assure you that an active trading market for New Caritas’ common stock will develop on the Nasdaq or elsewhere. If an active trading market does not develop, or develops but is not maintained, you may have difficulty selling any of New Caritas’ common stock due to the limited public float. Accordingly, we cannot assure you of your ability to sell your shares of New Caritas’ common stock when desired or the prices that you may obtain for your shares.

Upon consummation of the Business Combination, the market price of New Caritas’ common stock may be volatile, which could result in substantial losses for investors.

Upon consummation of the Business Combination, the price of New Caritas’ common stock may fluctuate due to a variety of factors, including:

•	the timing of the launch and commercialization of New Caritas’ products and degree to which such launch and commercialization meets the expectations of securities analysts and investors;

•	actual or anticipated fluctuations in New Caritas’ operating results, including fluctuations in its quarterly and annual results;

•	operating expenses being more than anticipated;

•	the failure or discontinuation of any of New Caritas’ product development and research programs;

•
changes in the structure or funding of research at academic and research laboratories and institutions, including changes that would affect their ability to purchase New Caritas’ instruments or consumables;

•	the success of existing or new competitive businesses or technologies;

•	announcements about new research programs or products of New Caritas’ competitors;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	litigation and governmental investigations involving New Caritas, its industry or both;

•	regulatory or legal developments in the United States and other countries;

•	volatility and variations in market conditions in the life sciences technology sector generally, or the proteomics or genomics sectors specifically;

•	investor perceptions of New Caritas or its industry;

•	the level of expenses related to any of New Caritas’ research and development programs or products;

•
actual or anticipated changes in New Caritas’ estimates as to its financial results or development timelines, variations in its financial results or those of companies that are perceived to be similar to New Caritas or changes in estimates or recommendations by securities analysts, if any, that cover New Caritas’ common stock or companies that are perceived to be similar to New Caritas;

•	whether New Caritas’ financial results meet the expectations of securities analysts or investors;

•	the announcement or expectation of additional financing efforts;

•	sales of New Caritas’ common stock by New Caritas or by its insiders or other stockholders;

•	the expiration of the lock-up restrictions under the Investor Rights Agreement;

•	general economic, industry and market conditions; and

•	the COVID-19 pandemic, natural disasters or major catastrophic events.

Recently, stock markets in general, and the market for life sciences technology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations, particularly in light of the current COVID-19 pandemic. Broad market and industry factors may seriously affect the market price of New Caritas’ common stock, regardless of New Caritas’ actual operating performance. These fluctuations may be even more pronounced in the trading market for New Caritas’ common stock. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of New Caritas’ common stock price, it may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from its business.

Reports published by analysts, including projections in those reports that differ from New Caritas’ actual results, could adversely affect the price and trading volume of its common shares.

Securities research analysts may establish and publish their own periodic projections for New Caritas following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. The share price of New Caritas’ common stock may decline if New Caritas’ actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on New Caritas downgrades its stock or publishes inaccurate or unfavorable research about its business, the share price of New Caritas’ common stock could decline. If one or more of these analysts ceases coverage of New Caritas or fails to publish reports on it regularly, the share price or trading volume of New Caritas’ common stock could decline. While New Caritas expects research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of New Caritas, the market price and volume for New Caritas’ common shares could be adversely affected.

A significant portion of New Caritas’ total outstanding shares will be restricted from immediate resale upon the Closing but may be sold into the market in the near future. This could cause the market price of New Caritas’ common stock to drop significantly, even if New Caritas’ business is doing well.

Sales of a substantial number of shares of New Caritas’ common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Caritas’ common stock.

It is anticipated that, upon completion of the Business Combination, (i) ARYA’s initial shareholders and the Perceptive Shareholders will own approximately 39.2% of the outstanding New Caritas Class A Common Stock, (ii) the PIPE Investors other than the Perceptive PIPE Investor will own approximately 24.3% of the outstanding New Caritas Class A Common Stock, and (iii) Amicus GT will own approximately 36.5% of the outstanding New Caritas Class A Common Stock, on an as-converted basis, through its ownership of Units and New Caritas Class B Common Stock, in each case, assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 27.5%, 29.0% and 43.5%, respectively, assuming that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds condition to be met. These percentages assume that 19,186,500 shares of New Caritas Class A Common Stock are issued to the holders of ordinary shares of ARYA (including the Perceptive Shareholders) in respect of their existing ARYA shares at Closing. In addition, these percentages take into account the 20,000,000 shares of New Caritas’ common stock to be issued in the PIPE Financing. Based on these assumptions, and assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, there would be approximately 39,186,500 shares of New Caritas Class A Common Stock and  22,500,000 shares of New Caritas Class B Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New Caritas will be different.

Pursuant to the Investor Rights Agreement, after the consummation of the Business Combination and subject to certain exceptions, ARYA’s initial shareholders, the Perceptive Shareholders and Amicus GT will be restricted from selling or transferring any shares of New Caritas Class A Common Stock. However, these shares may be sold after the expiration of the respective applicable lock-up under the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and the Subscription Agreements, New Caritas will be required to file one or more registration statements shortly after the Closing to provide for the resale of the shares issued in the PIPE Financing and the shares of New Caritas Class A Common Stock held by the parties to the Investor Rights Agreement. As restrictions on resale end and the registration statements are available for use, the market price of New Caritas Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

New Caritas has broad discretion in the use of the net proceeds from the Business Combination and the PIPE Financing and may not use them effectively.

New Caritas cannot specify with certainty the particular uses of the net proceeds it will receive from the Business Combination and the PIPE Financing. New Caritas’ management will have broad discretion in the application of the net proceeds. New Caritas’ management may spend a portion or all of the net proceeds in ways that its stockholders may not desire or that may not yield a favorable return. The failure by New Caritas’ management to apply these funds effectively could harm its business, financial condition, results of operations and prospects. Pending their use, New Caritas may invest the net proceeds from the Business Combination and the PIPE Financing in a manner that does not produce income or that loses value.

New Caritas does not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in New Caritas Class A Common Stock to provide dividend income. New Caritas does not anticipate that it will pay any dividends to holders of its common stock in the foreseeable future. Instead, New Caritas plans to retain any earnings to maintain and expand its existing operations, fund its research and development programs and continue to invest in its commercial infrastructure. In addition, any future credit facility or financing New Caritas obtains may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on New Caritas Class A Common Stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase New Caritas Class A Common Stock.

The Proposed Certificate of Incorporation designates the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) as the exclusive forum for substantially all disputes between New Caritas and its stockholders, and also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit New Caritas’ stockholders’ ability to choose the judicial forum for disputes with New Caritas or its directors, officers, stockholders, or employees.

The Proposed Certificate of Incorporation provides that, unless New Caritas consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Caritas, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New Caritas to New Caritas or New Caritas’ stockholders, (iii) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas arising out of or relating to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless New Caritas gives an Alternative Forum Consent, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless New Caritas consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of New Caritas’ securities shall be deemed to have notice of and consented to the foregoing provisions. Although New Caritas believes these exclusive forum provisions benefit it by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New Caritas or any of its directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against New Caritas and its current and former directors, officers, stockholders, or other employees. In addition, a stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. New Caritas’ stockholders will not be deemed to have waived New Caritas’ compliance with the federal securities laws and the rules and regulations thereunder as a result of New Caritas’ exclusive forum provisions. Further, in the event a court finds the exclusive forum provision contained in the Proposed Certificate of Incorporation to be unenforceable or inapplicable in an action, New Caritas may incur additional costs associated with resolving such action in other jurisdictions, which could harm its results of operations.

Delaware law and provisions in New Caritas’ Proposed Governing Documents that will be in effect as of the Closing might discourage, delay or prevent a change in control of New Caritas’ company or changes in its management and, therefore, depress the trading price of New Caritas’ common stock.

New Caritas’ status as a Delaware corporation, the anti-takeover provisions of the DGCL and certain provisions of the Proposed Certificate of Incorporation may discourage, delay or prevent a change in control by prohibiting New Caritas from engaging in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the New Caritas Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of New Caritas outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers of New Caritas and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or subsequent to such time, the business combination is approved by the New Caritas Board and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested stockholder.

The Proposed Certificate of Incorporation provides that such limitations on potential transactions involving business combinations with any interested stockholder, as set forth in the preceding sentence, shall not apply if: (i) a stockholder becomes an interested stockholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (2) would not, at any time within the three-year period immediately prior to a business combination between New Caritas and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; (ii) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required pursuant to the Proposed Certificate of Incorporation of a proposed transaction which (1) constitutes (a) merger or consolidation of New Caritas (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of New Caritas is required), (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of New Caritas or of any direct or indirect majority-owned subsidiary of New Caritas (other than to any direct or indirect wholly-owned subsidiary or to New Caritas) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of New Caritas determined on a consolidated basis or the aggregate market value of all the outstanding stock of New Caritas or (c) proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of New Caritas, (2) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the New Caritas Board and (3) is approved or not opposed by a majority of the members of the New Caritas Board then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; or (iii) New Caritas does not have a class of voting stock that is (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder.

In addition, New Caritas’ Proposed Governing Documents contain provisions that may make the acquisition of New Caritas’ company more difficult, including the following:

•
the New Caritas Board will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause by the affirmative vote of holders of a majority of the outstanding New Caritas voting stock;

•
certain amendments to the Proposed Certificate of Incorporation will require the approval of holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding New Caritas voting stock, voting together as a single class;

•	any stockholder-proposed amendment to certain provisions of the Proposed Bylaws will require the approval of holders of a majority of the outstanding New Caritas voting stock ;

•	New Caritas’ stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	vacancies on the New Caritas Board will be able to be filled only by the majority of the remaining directors then in office, or by the sole remaining director, and not by stockholders;

•	only a majority of the New Caritas Board or the chief executive officer are authorized to call a special meeting of stockholders;

•	certain litigation against New Caritas can only be brought in Delaware;

•
the Proposed Certificate of Incorporation authorizes the issuance of preferred stock, the terms of which may be established by the New Caritas Board and shares of which may be issued, without the approval of the holders of New Caritas’ capital stock; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of New Caritas’ company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for New Caritas’ stockholders to receive a premium for their shares of New Caritas’ capital stock.

New Caritas will continue to be an “emerging growth company” and a “smaller reporting company” as of the closing of the Business Combination and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make New Caritas’ common stock less attractive to investors.

ARYA is an “emerging growth company,” as defined in the JOBS Act. For so long as New Caritas remains an emerging growth company following the closing of the Business Combination, it is permitted by SEC rules and plans to rely on exemptions from certain disclosure requirements that are applicable to other SEC registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information New Caritas provides stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this proxy statement/prospectus, not all of the executive compensation related information that would be required if ARYA was not an emerging growth company has been included. To the extent that New Caritas continues to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after New Caritas ceases to qualify as an emerging growth company, New Caritas will continue to be permitted to make certain reduced disclosures in New Caritas’ periodic reports and other documents that it files with the SEC. New Caritas cannot predict whether investors will find its common stock less attractive if it relies on these exemptions. If some investors find New Caritas’ common stock less attractive as a result, there may be a less active trading market for New Caritas’ common stock and its stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New Caritas has elected to avail itself of this exemption from new or revised accounting standards and, therefore, it will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, New Caritas’ financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

New Caritas will incur significant increased costs and management resources as a result of operating as the majority equity holder of Caritas and the publicly traded entity in the Up-C structure.

As the majority equity holder of Caritas and the publicly traded entity in the Up-C structure, New Caritas will incur significant legal, accounting, compliance and other expenses that it did not incur prior to the consummation of the Business Combination and these expenses may increase even more after it is no longer an “emerging growth company.” New Caritas’ management and other personnel will need to devote a substantial amount of time and incur significant expense in connection with compliance initiatives. For example, in anticipation of becoming a public company, New Caritas will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy. As a public company, New Caritas will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with New Caritas’ obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including SOX, and the related rules and regulations implemented by the SEC and the Nasdaq Stock Market, LLC, or Nasdaq, have increased legal and financial compliance costs and will make some compliance activities more time-consuming. New Caritas intends to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from New Caritas’ other business activities. If New Caritas’ efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against New Caritas, and its business may be harmed. In the future, it may be more expensive or more difficult for New Caritas to obtain director and officer liability insurance, and New Caritas may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for New Caritas to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

Risks Related to the Business Combination and ARYA

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Sponsor and our initial shareholders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor and each other initial shareholder, pursuant to the Sponsor Letter Agreement, has agreed, among other things, to vote all of their public shares and Class B ordinary shares in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, our initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares.

Neither the ARYA Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the ARYA Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that ARYA is paying for Caritas is fair to ARYA from a financial point of view. Neither the ARYA Board nor any committee thereof obtained a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, the ARYA Board and management conducted due diligence on Caritas and researched the industry in which Caritas operates. The ARYA Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of Caritas and the financial terms set forth in the Business Combination Agreement, and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the ARYA Board and management in valuing Caritas, and the ARYA Board and management may not have properly valued Caritas’ business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination.

Since being initially reported in China, the coronavirus (COVID-19) has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses, educational institutions and governmental entities, including in the United States and Canada. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the business of ARYA, Amicus and New Caritas, and there is no guarantee that efforts by ARYA, Amicus and New Caritas to address the adverse impact of COVID-19 will be effective. If ARYA or Amicus are unable to recover from a business disruption on a timely basis, the Business Combination and New Caritas’ business and financial conditions and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus pandemic and become more costly. Each of ARYA and Amicus may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.

Since the initial shareholders, including ARYA’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Caritas is appropriate as our initial business combination. Such interests include that Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.

When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and executive officers, have interests in such proposal that are different from, or in addition to (which may conflict with), those of ARYA shareholders generally.

These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for the 3,737,500 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor paid $4,990,000 for its private placement shares, and that those private placement shares would be worthless if a business combination is not consummated by March 2, 2023;

•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if ARYA fails to complete an initial business combination by March 2, 2023;

•	the fact that the Investor Rights Agreement will be entered into by Messrs. Wider and Henderson and Ms. Trigg;

•	the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase 5,000,000 shares in the PIPE Financing;

•
the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to ARYA in an aggregate amount of up to $1,500,000 may be converted into private placement shares in connection with the consummation of the Business Combination;

•	the continued indemnification of ARYA’s directors and officers and the continuation of ARYA’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 2, 2023;

•
the fact that if the trust account is liquidated, including in the event ARYA is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that ARYA may be entitled to distribute or pay over funds held by ARYA outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•
certain of our officers and directors are affiliates of Perceptive Advisors, which, after its purchase of 3,438,114 shares of common stock of Amicus for approximately $35.0 million in a private placement on September 29, 2021, has an approximate 9.5% equity stake in Amicus. See “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for additional information on interests of ARYA’s directors and executive officers.

The personal and financial interests of the initial shareholders as well as ARYA’s directors and executive officers may have influenced their motivation in identifying and selecting Caritas as business combination targets, completing an initial business combination with Caritas and influencing the operation of the business following the initial business combination. In considering the recommendations of the ARYA Board to vote for the proposals, its shareholders should consider these interests.

The exercise of ARYA’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ARYA’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require ARYA to agree to amend the Business Combination Agreement, to consent to certain actions taken by Caritas or to waive rights that ARYA is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Caritas’ business, a request by Caritas to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Caritas’ business and would entitle ARYA to terminate the Business Combination Agreement. In any of such circumstances, it would be at ARYA’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ARYA does not believe there will be any changes or waivers that ARYA’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, ARYA will circulate a new or amended proxy statement/prospectus and resolicit ARYA’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Amicus will have continued involvement in our business after the completion of the Business Combination, as a shareholder and through certain agreements with us and its interests may deviate from the interests of New Caritas and its other shareholders.

Based on the assumptions discussed in “Business Combination Proposal—Ownership of New Caritas,” upon the completion of the Business Combination, Amicus GT, will own, collectively, approximately 36.5% of the outstanding New Caritas Class A Common Stock, on an as-exchanged basis, assuming that none of ARYA’s outstanding public shares are redeemed in connection with the Business Combination or approximately 43.5% of the outstanding New Caritas Class A Common Stock, on an as-exchanged basis, assuming that all of ARYA’s outstanding public shares are redeemed in connection with the Business Combination. Despite its ownership in New Caritas, Amicus may have interests that are different than yours. For example, because Amicus will have certain commercial and development relationships with New Caritas and will be involved in the transition of the business, Amicus may want New Caritas to pursue strategies or take certain actions that deviate from the interests of New Caritas and its other shareholders.

Subsequent to consummation of the Business Combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Caritas has identified all material issues or risks associated with Caritas, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Caritas. Accordingly, any shareholders of ARYA who choose to remain New Caritas stockholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Caritas, some of whom may be from ARYA and Amicus, and some of whom may join New Caritas following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Caritas.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of ARYA’s key personnel may remain with the target business in senior management or advisory positions following our business combination, we expect New Caritas’ current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

The unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Caritas’ actual financial position or results of operations would have been.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Caritas being considered the accounting acquirer in the Business Combination, and the cash and cash equivalents of Caritas at the Closing and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma combined financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Combined Financial Information.”

The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares may not allow us to complete the most desirable business combination or optimize the capital structure of New Caritas.

At the time of entering into the Business Combination Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) the approval of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; and (iii) the Aggregate Transaction Proceeds Condition. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

Sponsor, as well as Caritas, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

New Caritas will be a holding company and its only material asset after completion of the Business Combination will be its interest in Caritas, and it is accordingly dependent upon distributions made by Caritas to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

Upon completion of the Business Combination, New Caritas will be a holding company with no material assets other than its ownership of the Units in Caritas. As a result, New Caritas will have no independent means of generating revenue or cash flow. New Caritas’ ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of Caritas and its subsidiaries and the distributions it receives from Caritas. Deterioration in the financial condition, earnings or cash flow of Caritas and its subsidiaries for any reason could limit or impair Caritas’ ability to pay such distributions. Additionally, to the extent that New Caritas needs funds and Caritas and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Caritas is otherwise unable to provide such funds, it could materially adversely affect New Caritas’ liquidity and financial condition.

Caritas will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Units. Accordingly, New Caritas will be required to pay income taxes on its allocable share of any net taxable income of Caritas. Under the terms of the A&R Company LLC Agreement, Caritas is obligated to make tax distributions to holders of Units (including New Caritas) calculated at certain assumed tax rates. In addition to income taxes, New Caritas will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement, which could be significant, and some of which will be reimbursed by Caritas (excluding payment obligations under the Tax Receivable Agreement). To the extent that New Caritas is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial.

Additionally, although Caritas generally will not be subject to any entity-level U.S. federal income tax, it may be liable under certain U.S. federal income tax rules for adjustments to its tax liabilities in previous taxable years, absent an election to the contrary. In the event Caritas’ calculations of taxable income are incorrect, Caritas and/or its members, including New Caritas, in later years may be subject to material liabilities pursuant to these U.S. federal income tax rules and its related guidance.

New Caritas anticipates that the distributions it will receive from Caritas may, in certain periods, exceed New Caritas’ actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. New Caritas’ Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated (i) to pay dividends on New Caritas’ Class A Common Stock, (ii) contribute such excess cash amounts to Caritas in exchange for a number of Units or equity securities of Caritas on a value-for-value basis, and cause New Caritas to distribute New Caritas Class A Common Stock (or other equity securities, as applicable) or (iii) retain such excess cash. New Caritas will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders.

Dividends on New Caritas’ Common Stock, if any, will be paid at the discretion of New Caritas Board, which will consider, among other things, New Caritas’ available cash, available borrowings and other funds legally available therefor, taking into account the retention of any amounts necessary to satisfy the obligations of New Caritas that will not be reimbursed by Caritas, including taxes and amounts payable under the Tax Receivable Agreement and any restrictions in then applicable bank financing agreements. Financing arrangements may include restrictive covenants that restrict New Caritas’ ability to pay dividends or make other distributions to its stockholders. In addition, Caritas is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Caritas (with certain exceptions) exceed the fair value of its assets. Caritas’ subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Caritas. If Caritas does not have sufficient funds to make distributions, New Caritas’ ability to declare and pay cash dividends may also be restricted or impaired.

Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay to TRA Participants 85% of the savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, and those payments may be substantial.

The TRA Participants may in the future exchange their Units, together with the cancellation of an equal number of shares of New Caritas Class B Common Stock, for shares of New Caritas Class A Common Stock (or cash) pursuant to the A&R Company LLC Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Investor Rights Agreement. These sales, purchases, redemptions and exchanges are expected to result in increases in New Caritas’ allocable share of the tax basis of the tangible and intangible assets of Caritas. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that New Caritas would otherwise be required to pay in the future had such sales and exchanges never occurred.

In connection with the Closing, New Caritas will enter into the Tax Receivable Agreement, which generally provides for the payment by it of 85% of certain tax benefits, if any, that New Caritas realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and certain other tax attributes of Caritas and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligation of New Caritas and not of Caritas. The actual increase in New Caritas’ allocable share of Caritas’ tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the New Caritas Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of New Caritas’ income. While many of the factors that will determine the amount of payments that New Caritas will make under the Tax Receivable Agreement are outside of its control, the payments New Caritas will make under the Tax Receivable Agreement could be substantial and could have a material adverse effect on New Caritas’ financial condition. Any payments made by New Caritas under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to New Caritas. To the extent that New Caritas is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, New Caritas’ future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits New Caritas realizes or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New Caritas determines, and the IRS or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that New Caritas takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by New Caritas are disallowed, the TRA Participants will not be required to reimburse New Caritas for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by New Caritas, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by New Caritas may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that New Caritas might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances New Caritas could make payments under the Tax Receivable Agreement in excess of New Caritas’ actual income or franchise tax savings, which could materially impair New Caritas’ financial condition.

Moreover, the Tax Receivable Agreement provides that, subject to certain exceptions, in the event that (i) New Caritas exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of New Caritas or Caritas occur (as described in the Tax Receivable Agreement), or (iii) New Caritas materially breaches any of its material obligations under the Tax Receivable Agreement, including a failure to make a payment required to be made pursuant to the Tax Receivable Agreement within 3 months of its payment date, and does not cure such breach within 10 business days following receipt by New Caritas of written notice thereof, New Caritas’ obligations under the Tax Receivable Agreement will accelerate and New Caritas will be required to make a lump-sum cash payment to the TRA Participants equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to New Caritas’ future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that New Caritas realizes subsequent to such payment because such payment would be calculated assuming, among other things, that New Caritas would have certain tax benefits available to it and that New Caritas would be able to use the potential tax benefits in future years. There may be a material negative effect on New Caritas’ liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that New Caritas realizes.

          Furthermore, New Caritas’ obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Caritas is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Caritas management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Caritas after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Caritas Class A Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The public stockholders will experience immediate dilution as a consequence of the issuance of New Caritas Class A Common Stock as consideration in the PIPE Financing and may experience additional dilution in the future.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of ARYA securities, and may adversely affect prevailing market prices for the New Caritas Class A Common Stock.

Additionally, certain directors, officers and employees of New Caritas will have rights to purchase or receive shares of New Caritas Class A Common Stock as a result of equity awards granted under the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan. The Caritas Therapeutics, Inc. 2021 Incentive Equity Plan awards are described in further detail in the section entitled “The Incentive Award Plan Proposal - Principal Provisions of the 2021 Plan.” The issuance of shares of New Caritas Class A Common Stock pursuant to these awards will dilute the percentage ownership of New Caritas’ public stockholders.

Nasdaq may not list New Caritas’ securities on its exchange, which could limit investors’ ability to make transactions in New Caritas’ securities and subject New Caritas to additional trading restrictions.

An active trading market for New Caritas’ securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have New Caritas’ securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements. Even if New Caritas’ securities are listed on Nasdaq, New Caritas may be unable to maintain the listing of its securities in the future.

If New Caritas fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, Caritas would not be required to consummate the Business Combination. In the event that Caritas elected to waive this condition, and the Business Combination was consummated without New Caritas’ securities being listed on the Nasdaq or on another national securities exchange, New Caritas could face significant material adverse consequences, including:

•	a limited availability of market quotations for New Caritas’ securities;

•	reduced liquidity for New Caritas’ securities;

•
a determination that New Caritas Class A Common Stock is a “penny stock” which will require brokers trading in New Caritas Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Caritas’ securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Caritas’ securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

We are subject to and New Caritas will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ARYA’s costs and the risk of noncompliance and will increase both New Caritas’ costs and the risk of non-compliance.

We are and New Caritas will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New Caritas’ efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Caritas’ disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to the Consummation of the Domestication

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Domestication may result in adverse tax consequences for holders of public shares.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of New Caritas Class A Common Stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—Non-U.S. Holders” below) may become subject to withholding tax on any dividends paid or deemed paid on shares of New Caritas Class A Common Stock after the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as ARYA, this result is not entirely clear. Accordingly, due to the absence of direct guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its public shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New Caritas Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its public shares surrendered in exchange therefor.

In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result: a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 generally should not recognize any gain or loss and will not be required to include any part of ARYA’s earnings in income in respect of the Domestication; a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, which represent less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally should recognize gain (but not loss) in respect of the Domestication, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the public shares held directly by such U.S. Holder; and a U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) public shares with a fair market value of $50,000 or more, which represent 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, generally should be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder provided certain other requirements are satisfied; however, any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code (participation exemption).

Furthermore, even if the Domestication qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code, a U.S. Holder of public shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares for shares of New Caritas Class A Common Stock pursuant to the Domestication under PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of New Caritas Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding public shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and, if applicable, an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication under “U.S. Federal Income Tax Considerations—U.S. Holders—PFIC Considerations.”

All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “U.S. Federal Income Tax Considerations.”

Upon consummation of the Business Combination, the rights of holders of New Caritas Class A Common Stock arising under the DGCL as well as the Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New Caritas Class A Common Stock will arise under the Proposed Governing Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New Caritas Class A Common Stock could differ from the rights that holders of Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New Caritas becomes involved in costly litigation, which could have a material adverse effect on New Caritas.

In addition, there are differences between the Proposed Governing Documents of New Caritas and the current constitutional documents of ARYA.  For a more detailed description of the rights of holders of New Caritas Class A Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Caritas are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, and we urge you to read them.

Delaware law and New Caritas’ Proposed Governing Documents contain certain provisions, including antitakeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Governing Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Caritas Board and therefore depress the trading price of New Caritas Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Caritas board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Governing Documents include provisions regarding:

•
the ability of the New Caritas Board to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences, powers and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of New Caritas’ directors, and the indemnification of New Caritas’ directors and officers;

•
a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders after such date and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•
the requirement that a special meeting of stockholders may be called only by the Chairperson of the New Caritas Board, the New Caritas Chief Executive Officer, the New Caritas President or the New Caritas Board acting pursuant to a resolution adopted by a majority of the entire New Caritas Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•
the ability of the New Caritas Board to amend the bylaws, which may allow the New Caritas Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•
advance notice procedures with which stockholders must comply to nominate candidates to the New Caritas Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Caritas Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Caritas.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Caritas Board or management.

In addition, New Caritas will not be subject to Section 203 of the DGCL.

The Proposed Certificate of Incorporation will designate the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) as the sole and exclusive forum for substantially all disputes between New Caritas and its stockholders, which could limit New Caritas’ stockholders’ ability to obtain a favorable judicial forum for disputes with New Caritas or its directors, officers, stockholders, employees or agents.

The Proposed Certificate of Incorporation provides that, unless New Caritas provides an Alternative Forum Consent, the Court of Chancery of the State of Delaware  will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Caritas, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New Caritas to New Caritas or New Caritas’ stockholders, (iii) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas arising out of or relating to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless New Caritas gives an Alternative Forum Consent, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933, as amended.

This choice of forum provision in the Proposed Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Caritas or any of New Caritas’ directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Caritas may incur additional costs associated with resolving such action in other jurisdictions, which could harm New Caritas’ business, results of operations and financial condition.

Risks Related to Redemptions

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Public Shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i) holds public shares; (ii) submits a written request to Continental, ARYA’s transfer agent, in which it (a) requests that New Caritas redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number and address; and (iii) delivers its public shares to Continental, ARYA’s transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                    , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, ARYA’s transfer agent, will need to act to facilitate this request. It is ARYA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because ARYA does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ARYA’s transfer agent, New Caritas will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of ARYA—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of ARYA’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite ARYA’s compliance with the proxy rules, a public shareholder fails to receive ARYA’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that ARYA is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of ARYA—Redemption Rights” for additional information on how to exercise your redemption rights.

ARYA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of ARYA’s shareholders do not support it.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that ARYA will not redeem public shares in an amount that would cause ARYA’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), and the Aggregate Closing Transaction Proceeds must be no less than $300 million (including the Amicus Contribution Amount and the PIPE Financing).

As a result, ARYA may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by ARYA or the persons described above have been entered into with any such investor or holder. ARYA will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, ARYA will require each public shareholder seeking to exercise redemption rights to certify to ARYA whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to ARYA at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ARYA makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over ARYA’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ARYA if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if ARYA consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. ARYA cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge ARYA’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, ARYA’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

ARYA can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in ARYA share price, and may result in a lower value realized now than a shareholder of ARYA might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

Risks if the Adjournment Proposal is Not Approved

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the ARYA Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The ARYA Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the ARYA Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

Unless the context otherwise requires, any reference in the below section of this proxy statement/prospectus to the “we,” “us” or “our” refers to ARYA and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Caritas and its consolidated subsidiaries following the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes, and other financial information included elsewhere within this proxy statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If we are not able to complete the Business Combination with Caritas nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share.

If we are not able to complete the Business Combination with Caritas nor able to complete another business combination by March 2, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of a business combination (including the closing of the Business Combination), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 2, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, and (iii) the redemption of our public shares if we have not consummated an initial business by March 2, 2023, subject to applicable law and as further described herein. Public shareholders who redeem their public shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by March 2, 2023, with respect to such public shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

If we do not consummate an initial business combination by March 2, 2023, our public shareholders may be forced to wait until after March 2, 2023 before redemption from the trust account.

If we are unable to consummate our initial business combination by March 2, 2023 (as such date may be extended pursuant to our Existing Governing Documents), we will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond March 2, 2023 (as such date may be extended pursuant to our Existing Governing Documents), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Governing Documents. Our Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through March 2, 2023, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share.

As of June 30, 2021, we had $757,247 in cash held outside the trust account to fund our working capital requirements. The funds available to us outside of the trust account may not be sufficient to allow us to operate until March 2, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares.

EXTRAORDINARY GENERAL MEETING OF ARYA

General

ARYA is furnishing this proxy statement/prospectus to ARYA’s shareholders as part of the solicitation of proxies by the ARYA Board for use at the extraordinary general meeting of ARYA to be held on                    , 2021, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to ARYA’s shareholders on or about                           , 2021 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides ARYA’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held at 9:00 a.m., Eastern Time, on                   , 2021 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, unless the extraordinary general meeting is adjourned.

Purpose of the ARYA Extraordinary General Meeting

At the extraordinary general meeting, ARYA is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Business Combination Agreement and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•
a proposal to approve by special resolution the amendment and restatement in their entirety and substitution in their place of the Existing Governing Documents with the Proposed Certificate of Incorporation;

•
the following governance provisions to approve on a non-binding advisory basis, the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

•
an amendment to change the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share, and (iii)1,000,000 preference shares, par value $0.0001 per share, to  (a) 250,000,000 shares of New Caritas Class A Common Stock, par value $0.0001 per share, (b) 70,000,000 shares of New Caritas Class B Common Stock, par value $0.0001 per share and (c) 12,500,000 shares of preferred stock, par value $0.0001 per share, of New Caritas;

•
an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the DGCL;

•	an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting; and

•	certain other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication;

•	a proposal to approve by ordinary resolution shares of New Caritas Class A Common Stock issued in connection with the Business Combination and the PIPE Financing pursuant to Nasdaq Listing Rule 5635;

•	a proposal to approve and adopt by ordinary resolution the 2021 Plan;

•	a proposal to approve and adopt by ordinary resolution the ESPP; and

•
a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal, the Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

Recommendation of the ARYA Board

The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ARYA and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

ARYA shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on [●], 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 19,186,500 ordinary shares issued and outstanding, of which 14,950,000 were issued and outstanding public shares.

Quorum

A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 9,593,251 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to ARYA but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter at the extraordinary general meeting.

The approval of the Advisory Governing Documents Proposals on a non-binding advisory basis requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal, the Employee Stock Purchase Plan Proposal and the Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals is conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on any other proposal.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the ARYA Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•
You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ARYA can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an ARYA shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify ARYA’s general counsel in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing ARYD.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of ARYA that New Caritas redeem all or a portion of its public shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)           hold public shares;

(ii)          submit a written request to Continental, ARYA’s transfer agent, in which you (i) request that New Caritas redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)         deliver your public shares to Continental, ARYA’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                          , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ARYA’s transfer agent, New Caritas will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Caritas Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of New Caritas Class A Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The initial shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The closing price of public shares on  , 2021, the most recent closing price, was $ . For illustrative purposes, as of [●], 2021, funds in the trust account plus accrued interest thereon totaled approximately $[●] or $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ARYA cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Our shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

ARYA is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. ARYA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ARYA will bear the cost of the solicitation.

ARYA has hired Morrow to assist in the proxy solicitation process. ARYA will pay that firm a fee of $30,000 plus disbursements. Such fee will be paid with non-trust account funds.

ARYA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ARYA will reimburse them for their reasonable expenses.

ARYA Initial Shareholders’ Transactions

As of the date of this proxy statement/prospectus, there are 19,186,500 ordinary shares issued and outstanding, which includes an aggregate of 499,000 private placement shares held by the Sponsor and 3,737,500 Class B ordinary shares held by the initial shareholders, including Sponsor.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Caritas net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BUSINESS COMBINATION PROPOSAL

Overview

We are asking our shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). ARYA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued of ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (which we refer to, collectively, as the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries of the representations and warranties in this proxy statement/prospectus as characterizations of the actual state of facts about ARYA, ARYA Sponsor, Amicus, Amicus GT or Caritas or the business of investigating, manufacturing, researching, developing, testing, seeking, applying for and maintaining regulatory permits, commercializing, selling and marking products, product candidates, platforms or services arising out of Amicus’ gene therapy portfolio (which we refer to as the “Gene Therapy Business”)

On September 29, 2021, ARYA, Amicus, Amicus GT and Caritas entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

(a)	Prior to the Closing, each of Amicus and Amicus GT shall cause the following actions to occur (which we refer to, collectively, as the “Pre-Closing Reorganization”):

i.	Amicus shall cause the cancellation of the intercompany receivables that it holds from MiaMed, Amicus Biologics and Celex;

ii.
MiaMed shall be converted into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act and become a disregarded entity for U.S. federal income tax purposes;

iii.
Amicus shall form Intermediate HoldCo, which will elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes effective as of its formation, as a direct and wholly owned subsidiary;

iv.	Amicus shall make a capital contribution of all of the issued and outstanding equity securities of Amicus Biologics to Intermediate HoldCo;

v.	Amicus Biologics shall be converted into FL RE Holdings, LLC;

vi.	Amicus shall make a capital contribution of all of the issued and outstanding equity securities of Celenex to Amicus GT;

vii.
Celenex shall be converted into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act and become a disregarded entity for U.S. federal income tax purposes;

viii.	Amicus shall make a capital contribution of all of the issued and outstanding equity securities of MiaMed to Amicus GT;

ix.	Intermediate HoldCo shall make a capital contribution of all of the issued and outstanding equity securities of FL RE Holdings, LLC to Amicus GT;

x.
Amicus GT shall make a capital contribution of all of the issued and outstanding equity securities of Celenex, MiaMed and FL RE Holdings, LLC to Caritas, with each such company becoming a direct and wholly owned subsidiary of Caritas;

xi.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, Amicus shall, and shall cause its affiliates (other than, for the avoidance of doubt, the Business Entities) to transfer, convey, assign and deliver to Caritas the Contributed Business Assets, and Caritas shall assume, and thereafter satisfy, discharge and perform when due, the Assumed Business Liabilities;

1.	Amicus and its affiliates shall retain the following assets, properties, claims and rights (collectively, the “Excluded Assets”):

a.	all cash, cash equivalents, credit cards and bank accounts of Amicus or any of its affiliates (other than, for the avoidance of doubt, the Business Entities);

b.
except as set forth in the provisions of the Business Combination Agreement describing the post-Closing employee benefit plans that will be assumed by New Caritas, the sponsorship of, and all assets or contracts maintained pursuant to or in connection with, all employee benefit plans;

c.	all intellectual property other than the specified intellectual property that will be contributed to Caritas in accordance with the Business Combination Agreement;

d.	all insurance policies and rights thereunder, other than the specified insurance policies that will be contributed to Caritas in accordance with the Business Combination Agreement;

e.	certain assets, properties and rights that are specified in the Business Combination Agreement; and

f.	all other assets, properties and rights of Amicus or any of its affiliates that are not specified as Contributed Business Assets in the Business Combination Agreement; and

2.	Amicus shall retain and remain responsible for all of the following liabilities (collectively, the “Excluded Liabilities”):

a.	all pre-Closing taxes;

b.
all liabilities to the extent related to or arising out of any indebtedness of the Business Entities existing at or prior to the Closing or of Amicus, Amicus GT or any of their respective affiliates (other than the Business Entities) existing at any time;

c.	all employee and contractor related liabilities arising on or prior to the Closing;

d.	all liabilities in respect of any action related to or arising out of the conduct of the Gene Therapy Business or the operation of the Contributed Business Assets prior to the Closing;

e.
except as set forth in the provisions of the Business Combination Agreement describing the post-Closing employee benefit plans that will be assumed by New Caritas, all liabilities  related to or arising out of certain matters specified in the disclosure schedules or any employee benefit plans;

f.	all liabilities related to or arising out of any noncompliance by Amicus or any of its affiliates, employees or agents with any applicable law;

g.
each Change of Control Payment (as defined in the Business Combination Agreement) to the extent related to any contracts or other arrangements in effect prior to the Closing and that are not otherwise agreed in writing by ARYA;

h.	all liabilities allocated to Amicus pursuant to provisions of the Business Combination Agreement governing the allocation of certain Shared Contracts;

i.	all Amicus transaction expenses to the extent that there are not enough remaining funds available after Caritas has paid ARYA’s transaction expenses up to a maximum amount of $25,000,000; and

j.
all other liabilities of Amicus or any of its affiliates or to the extent related to or arising out of the Contributed Business Assets or the Gene Therapy Business, in each case, that are not specified in the Business Combination Agreement.

xii.
in accordance with the terms of the Business Combination Agreement, transfer the employment of each individual who is employed by the Amicus Entities or any of their Affiliates who is either (a) specified in the Amicus disclosure schedules or (b) has been reasonably and in good faith determined by Amicus to be necessary to the operation of the Gene Therapy Business prior to the Closing Date (which we refer to, collectively, as the “Business Employees”), to a Business Entity;

(b)
On the Closing Date, prior to the Closing, ARYA will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.”, it shall cause its name to change to such other name mutually agreed to by ARYA and Amicus); and

(c)
At the Closing, (i) Amicus GT and Caritas shall cause Caritas’ existing limited liability company agreement to be amended and restated to be in the form of the A&R Company LLC Agreement attached as an exhibit to the Business Combination Agreement, to, among other things, admit New Caritas as a member of Caritas and to re-classify Caritas’ existing limited liability company membership interests into 17,500,000 Units, and (ii) substantially concurrently with the actions described in clause (i), (x) Amicus shall contribute the Amicus Contribution Amount in exchange for 5,000,000 Units, (y) ARYA shall contribute to Caritas an amount equal to (A) the amount of cash in ARYA’s trust account as of immediately prior to the Closing, less (B) the aggregate amount of cash required to fund any redemptions by the holders of New Caritas Class A Common Stock that choose to exercise their redemption rights in connection with the Business Combination (which we refer to as the “ARYA Shareholder Redemption”) and pay the deferred underwriting expenses as set forth in the Investment Management Trust Agreement, plus (C) the aggregate amount received pursuant to the PIPE Financing (as defined below) (which we refer to collectively as the “Closing Date Contribution Amount”) in exchange for a number of Units equal to (A) the sum of 20,000,000 plus the number of shares of New Caritas Class A Common Stock outstanding as of immediately prior to the Closing minus (B) the number of shares of New Caritas Class A Common Stock redeemed and cancelled in connection with the ARYA Shareholder Redemption (which we refer to as the “Net Outstanding ARYA Class A Shares”) and (z) ARYA shall issue 22,500,000 shares of New Caritas Class B Common Stock to Amicus GT.

In connection with the foregoing and substantially concurrently with the execution of the Business Combination Agreement, ARYA entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and ARYA has agreed to issue and sell to the PIPE Investors, an aggregate of 20 million shares of New Caritas Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200 million (which we refer to as the “PIPE Financing”). The Perceptive PIPE Investor has agreed to fund $50 million in the PIPE Financing on the terms and subject to the conditions contained in the applicable Subscription Agreement. The shares of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ARYA will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow Amicus GT to retain a direct equity ownership in Caritas, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Units, as discussed in further detail above. Amicus GT will also hold a number of New Caritas Class B Common Stock equal to the number of Units held by it in Caritas, which will have no economic value, but which will grant Amicus GT one (1) vote per share at any meeting of the shareholders of New Caritas. The A&R Company LLC Agreement will provide Caritas unitholders (other than New Caritas) with the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas' option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for shares of New Caritas Class A Common Stock or cash of equivalent value, in each case subject to certain restrictions set forth therein. Those investors who held Class A ordinary shares or Class B ordinary shares prior to the Domestication will, by contrast, have their shares converted into shares of New Caritas Class A Common Stock, as discussed in further detail below. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and ARYA” for additional information on our organizational structure, including the Tax Receivable Agreement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing of the Business Combination, including the Transition Services Agreement, the Co-Development and Commercialization Agreement, the A&R Company LLC Agreement, the Tax Receivable Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement, the Subscription Agreements, the Director Nomination Agreement and the Philadelphia Facility Sublease (each as defined in the accompanying proxy statement/prospectus). See “—Related Agreements” for more information.

Effect of the Domestication on Existing ARYA Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the Closing on the Closing Date:

•	each issued and outstanding Class A ordinary share of ARYA will be converted, on a one-for-one basis, into New Caritas Class A Common Stock;

•	each issued and outstanding Class B ordinary share of ARYA will be converted, on a one-for-one basis, into New Caritas Class A Common Stock;

•
the governing documents of ARYA will become the certificate of incorporation and the bylaws as described in this proxy statement/prospectus and attached to the Business Combination Agreement and ARYA’s name will change to “Caritas Therapeutics, Inc.” (provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus).

Consideration to Amicus GT in the Business Combination

As further discussed above, the 17,500,000 Units held by Amicus GT as a result of the re-classification of Caritas’ existing limited liability company interests that is to occur at Closing, plus the 5,000,000 Units held by Amicus GT as a result of the contribution of the Amicus Contribution Amount, are redeemable, together with an equal number of shares of New Caritas Class B Common Stock by Amicus GT for cash, at New Caritas’ option or exchangeable together with an equal number of shares of New Caritas Class B Common Stock, for shares of New Caritas Class A Common Stock or cash of equivalent value, subject to certain adjustments and restrictions set forth in the A&R Company LLC Agreement.

Aggregate New Caritas Proceeds

The PIPE Financing proceeds, the Amicus Contribution Amount and the Closing Date Contribution Amount contributed by New Caritas to Caritas will be used for general corporate purposes by Caritas after the Business Combination.

Closing of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables on a date no later than the third (3rd) business day after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions described below under the section entitled “—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Amicus and ARYA may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, the waiver of the following conditions:

•
the waiting period under the HSR Act relating to the transactions contemplated by the Business Combination Agreement having expired, been terminated or obtained (or deemed, by applicable law, to have been obtained), as applicable;

•
no law or order of an authority of competent jurisdiction or other legal restraint or prohibition shall be in effect that prohibits or prevents the consummation of the transactions contemplated by the Business Combination Agreement;

•
the approval by the affirmative vote of the holders of the requisite number of ordinary shares of ARYA entitled to vote (which we refer to as the “Required ARYA Shareholder Approval”) being obtained in accordance with ARYA’s Governing Documents and applicable law for the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Required Governing Document Proposal and the Incentive Equity Plan Proposal;

•
this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•
after giving effect to the transactions contemplated by the Business Combination Agreement (including the funding of the PIPE Financing) ARYA having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing;

•
ARYA’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Closing, ARYA satisfying any applicable initial and continuing listing requirements of Nasdaq, and ARYA not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Closing, and the shares of New Caritas Class A Common Stock approved for listing on Nasdaq;

•
the amount equal to (a) the amount of cash in ARYA’s trust account as of immediately prior to the Closing, less (b) the aggregate amount of cash required to fund the ARYA Shareholder Redemption, plus (C) the PIPE Financing, plus (D) the Amicus Contribution Amount being equal to or greater than $300,000,000.

Other Conditions to the Obligations of ARYA

The obligation of ARYA to consummate the Closing is subject to the satisfaction, or, if permitted by applicable law, the waiver of the following further conditions:

•
the Amicus Entities shall have performed and complied in all material respects with all of their respective covenants and agreements under the Business Combination Agreement required to be performed by them at or prior to the Closing;

•
all of the representations and warranties of the Amicus Entities (other than the Amicus Fundamental Representations, the Amicus Capitalization Representations and the Amicus MAE Representation (each as defined below)) being true and correct, in each case disregarding all qualifications and exceptions set forth in the Business Combination Agreement relating to “materiality” or an Amicus Material Adverse Effect, in all respects as of the date of the Business Combination Agreement and the Closing Date as though made on and as of the Closing Date (provided that to the extent any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct as of such earlier date), except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amicus Material Adverse Effect;

•
the representations and warranties of the Amicus Entities regarding the capitalization of the Business Entities, Amicus GT’s valid, good and marketable title to all of the existing and outstanding Units free and clear of all liens, and the ownership by the Business Entities of equity securities in any other Person (collectively, the “Amicus Capitalization Representations”) being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Business Combination Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that to the extent any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct (except for de minimis inaccuracies) as of such earlier date);

•
the representation and warranty regarding the absence of an “Amicus Material Adverse Effect” (the “Amicus MAE Representation”) since June 30, 2021 being true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date, provided that this condition will be deemed satisfied if there is no Amicus Material Adverse Effect that is continuing;

•
all of the representations and warranties regarding the existence and power of the Amicus Entities, the authority of the Amicus Entities to execute and deliver the Business Combination Agreement and each of the additional agreements thereto to which each of them is or will be a party and to consummate the transactions contemplated by the Business Combination Agreement, their brokers’ fees, the Business Entities’ organization and qualification, the business purpose of Caritas and the business activities of the Business Entities, the sufficiency and title to the Contributed Business Assets, and the sufficiency of the patents, trademarks, copyrights, domain names, trade secrets and all other intellectual property that is exclusively related to, exclusively held for use with, or used exclusively in connection with the Business (which we refer to, collectively, as the “Contributed Business IP”) being true and correct, in each case disregarding all qualifications and exceptions set forth in the Business Combination Agreement relating to “materiality” or Amicus Material Adverse Effect, in all material respects as of the date of the Business Combination Agreement and the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•	since the date of the Business Combination Agreement, no Amicus Material Adverse Effect has occurred that is continuing;

•	ARYA must have received a certificate executed by an authorized officer of Amicus confirming that the conditions set forth in the first six bullet points in this section have been satisfied.

•
ARYA must have received the Transition Services Agreement, duly executed by the Amicus Entities and their affiliates party to the Transition Services Agreement and the Business Entities party to the Transition Services Agreement;

•
ARYA must have received the Co-Development and Commercialization Agreement duly executed by Amicus and their affiliates party to the Co-Development and Commercialization Agreement and Caritas and the other Business Entities party to the Co-Development and Commercialization Agreement;

•	ARYA must have received the Tax Receivable Agreement duly executed by Caritas and Amicus GT;

•	ARYA must have received the A&R Company LLC Agreement duly executed by Caritas and Amicus GT;

•	ARYA must have received the Philadelphia Facility Sublease duly executed by Amicus and Caritas;

•	ARYA must have received the Director Nomination Agreement duly executed by Amicus; and

•	The Pre-Closing Reorganization shall have been consummated in accordance with the terms of the Business Combination Agreement.

Other Conditions to the Obligations of the Amicus Entities

The obligations of the Amicus Entities to consummate the Closing are subject to the satisfaction, or, if permitted by applicable law, the waiver of all of the following further conditions:

•	ARYA shall have performed and complied in all material respects with all of its covenants and agreements under the Business Combination Agreement required to be performed by it at or prior to Closing;

•
all of the representations and warranties of ARYA (other than the ARYA Fundamental Representations and the ARYA MAE Representation, each as defined below) being true and correct, in each case disregarding all qualifications and exceptions set forth in the Business Combination Agreement relating to “materiality” or ARYA Material Adverse Effect, in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an ARYA Material Adverse Effect;

•
the representations and warranties regarding the existence and power of ARYA, the authority of ARYA to execute and deliver the Business Combination Agreement, and each of the additional agreements thereto which it is or will be a party and to consummate the transactions contemplated by the Business Combination Agreement, certain representations and warranties regarding ARYA’s finders’ fees and the capitalization of ARYA (collectively, the “ARYA Fundamental Representations”) being true and correct, in each case disregarding all qualifications and exceptions set forth in the Business Combination Agreement relating to “materiality” or ARYA Material Adverse Effect, in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the representation and warranty regarding the absence of an ARYA Material Adverse Effect since June 30, 2021 (the “ARYA MAE Representation”) being true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date); provided, however, that this condition shall be deemed to be satisfied if no ARYA Material Adverse Effect is continuing;

•
the Amicus Entities must have received a certificate duly executed by an authorized officer of ARYA confirming that the conditions set forth in the first four bullets are satisfied, in a form and substance reasonably satisfactory to Amicus;

•	the Amicus Entities must have received the Transition Services Agreement duly executed by ARYA;

•	the Amicus Entities must have received the Co-Development and Commercialization Agreement duly executed by ARYA;

•	the Amicus Entities must have received the Tax Receivable Agreement duly executed by ARYA;

•	the Amicus Entities must have received the A&R Company LLC Agreement duly executed by ARYA; and

•	the Amicus Entities must have received the Director Nomination Agreement duly executed by ARYA and the ARYA Sponsor.

Representations and Warranties

Under the Business Combination Agreement, each of the Amicus Entities made customary representations and warranties to ARYA with respect to the Amicus Entities and relating to, among other things: their existence and power; authorization; consents and approvals; finders’ fees; and information supplied.

Under the Business Combination Agreement, each of the Amicus Entities made customary representations and warranties to ARYA with respect to the Gene Therapy Business and the Business Entities and relating to, among other things: their existence and power; capitalization; assumed names; financial statements, absence of undisclosed liabilities; business activities; internal controls; absence of certain changes; sufficiency and title to assets; litigation; material contracts; licenses and permits; compliance with laws; intellectual property; data privacy and security; employees; employee plans; real and personal property; tax matters; environmental matters;  insurance; transactions with affiliates; compliance with international trade and anti-corruption laws; material suppliers; and regulatory compliance.

Under the Business Combination Agreement, ARYA made customary representations and warranties to the Amicus Entities relating to, among other things: their existence and power; authorization; consents and approvals; finders’ fees; capitalization; the trust account; SEC documents; financial statements and internal controls; absence of undisclosed liabilities; litigation; business activities; employee plans; compliance with laws; tax matters; absence of certain changes, the PIPE Financing; transactions with affiliates; information supplied; certain business practices; trade controls; and investigation.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of each Amicus Entity and ARYA are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of each Amicus Entity and ARYA are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, an “Amicus Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the results of operations, assets, liabilities, or condition (financial or otherwise) of the Gene Therapy Business or (b) the ability of any Amicus Entity to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an Amicus Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes in the business or economic conditions in the United States, or the global economy generally; (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism; (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes in the financial, banking, capital or securities markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries; (iv) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Gene Therapy Business operates; (v) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including its impact on the relationships of the Gene Therapy Business, contractual or otherwise, with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 3.3(a) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 8.2(b) of the Business Combination Agreement to the extent it relates to such representations and warranties); (vi) any failure by the Gene Therapy Business to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (iv) or (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or (vii) may be taken into account in determining whether an Amicus Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Gene Therapy Business relative to other participants operating in the industries or markets in which the Gene Therapy Business operates.

Under the Business Combination Agreement, certain representations and warranties of ARYA are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, an “ARYA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of ARYA to consummate the transactions contemplated by the Business Combination Agreement in accordance with its terms. However, (a) in no event shall (i) any change, event, effect or occurrence to the extent relating to any of the Amicus Entities, the Business Entities or the Gene Therapy Business; (ii) the ARYA Shareholder Redemption, in and of itself; or (iii) any breach of any covenants, agreements or obligations of a PIPE Investor under a PIPE Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment obligation in its PIPE Subscription Agreement when required), in and of itself, constitute an ARYA Material Adverse Effect and (b) no change, event, effect or occurrence that is generally applicable to “SPACs” shall be taken into account in determining whether an ARYA Material Adverse Effect has occurred or is reasonably likely to occur, except to the extent any such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on ARYA relative to other similarly situated “SPACs.”

Covenants of the Parties

Covenants of the Amicus Parties Prior to Closing

Each Amicus Entity made certain covenants under the Business Combination Agreement, including, among others, the following:

•
subject to certain exceptions or as consented to in writing by ARYA (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing, each Amicus Entity will and will cause its affiliates to, operate the Gene Therapy Business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve substantially intact their respective properties, assets, operations and relationships with authorities, employees, suppliers and other material business relations, in each case, to the extent primarily related to the Gene Therapy Business or otherwise constituting or related to the Contributed Business Assets, the Business Employees or any individual independent contractor or agency worker of the Amicus Entities or any of their affiliates who is primarily dedicated to the Gene Therapy Business (which we refer to, collectively, as the “Business Contractors”);

•
subject to certain exceptions, prior to the Closing, each Amicus Entity will and will cause its affiliates to, not do any of the following without ARYA’s consent (such consent not to be unreasonably withheld, conditioned or delayed in the case of the first, fifth, sixth, eighth, ninth, eleventh, thirteenth, fifteenth, sixteenth, eighteenth, nineteenth, twentieth, twenty-third, and twenty-fifth sub-bullets below):

•	amend, modify, restate or supplement the governing documents of any Business Entity, other than as expressly contemplated by the Business Combination Agreement;

•
transfer, issue, sell, grant or otherwise dispose of or subject to a lien any equity securities of any Business Entity or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Business Entity to issue, deliver or sell any equity securities of any Business Entity;

•
declare, set aside, make or pay any dividend on or make any other distribution or payment in respect of any equity securities of any Business Entity or repurchase or redeem any outstanding equity securities of any Business Entity;

•
subject to certain exceptions, sell, assign, abandon, dispose of, license or transfer any Contributed Business Assets or any other assets or properties related to or arising out of the Gene Therapy Business (other than intellectual property);

•
subject to certain exceptions, materially increase or decrease the amount of any bonus, salary or other compensation or benefits payable or to become payable to any current or former employee, officer, director or other individual service provider of the Gene Therapy Business, including any Business Employee or Business Contractor;  take any action to accelerate the timing or vesting of any payments or benefits payable or to become payable to any such person; grant or promise to grant any bonuses, commissions, change in control payments or other compensatory payments or benefits to any such person; establish, adopt, enter into, commence participation in, fund, terminate, increase the coverage or benefits available under, or materially amend any employee benefit plan; or hire or engage any Business Employee or Business Contractor with compensation in excess of a certain threshold;

•
enter into any collective bargaining or similar agreement related to the terms and conditions of one or more Business Employees’ employment or the Gene Therapy Business, or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any Business Employees;

•	implement or announce any mass layoffs, furloughs, plant closings, or reductions in force affecting any group of Business Employees or Business Contractors;

•
fail to maintain the real property of the Gene Therapy Business to be contributed to Caritas in substantially the same condition as of the date of the Business Combination Agreement subject to certain exceptions, or amend, modify, extend, renew or terminate any lease or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property of the Gene Therapy Business to be contributed to Caritas or to which any Business Entity is a party or bound or that would adversely affect the rights of Caritas or the obligations of Amicus under any lease or the Philadelphia Sublease following the Closing;

•
subject to certain exceptions, obtain, create, assume or incur any loan or other indebtedness primarily related to the Gene Therapy Business, or otherwise constituting or related to the assets of the Gene Therapy Business to be contributed to Caritas, the Business Employees or the Business Contractors to which any Business Entity or their affiliates could have any liabilities following the Closing; forgive, cancel or compromise any material debt or claim or waive or release any right of material value, in each case to the extent primarily related to the Gene Therapy Business; or grant any indemnity, bond, or other guarantee for the benefit of any person by any Business Entity, otherwise primarily related to the Gene Therapy Business;

•
merge, consolidate, combine or amalgamate any Business Entity with any person or otherwise have any Business Entity acquired or purchased (or acquire or purchase) any business entity or organization; or have any Business Entity purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization;

•
subject to certain exceptions, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person by a Business Entity or make any loans, advances, or guarantees for the benefit of any Business Employee or Business Contractor;

•
with respect to any Business Entity or to the extent primarily related to the Gene Therapy Business, the Contributed Business Assets, the Business Employees, the Business Contractors or Assumed Business Liabilities, (i) make, change or revoke any material tax election, (ii) enter into any settlement or compromise with any taxing authority relating to any material tax matter, (iii) abandon or fail to conduct any material tax action in respect of a material amount of taxes or a material tax return, (iv) file any amended tax return in respect of a material amount of taxes, (v) consent to any extension or waiver of the statutory period of limitations applicable to a material amount of taxes or material tax return, (vi) enter into any tax sharing agreement, (vii) adopt or change a method of tax accounting with respect to material taxes of any Business Entity or to the extent otherwise related to the Gene Therapy Business, or (viii) change an accounting period with respect to a material amount of taxes of any Business Entity or to the extent otherwise related to the Gene Therapy Business;

•
settle or compromise, or enter into any settlement, conciliation or other similar contract with respect to, any action, or enter into any consent decree or settlement agreement with any authority, in each case, to the extent primarily related to the Gene Therapy Business, or otherwise constituting or related to any Contributed Business Asset, Business Employee or Business Contractor, or to which any Business Entity is subject or would be party or bound, as applicable, in each case, other than settlements or compromises of any action that (i) would involve the payment of less than $1,000,000, in the aggregate, (ii) that does not impose, or by its terms will not impose at any point in the future, any material, non-monetary obligations on the Gene Therapy Business or any Business Entity (or ARYA or any of its affiliates following the Closing) and (iii) that is otherwise paid in full by the Amicus Entities prior to the Closing or would constitute Excluded Liabilities;

•	assign, sell, transfer, abandon, let lapse, license (except for non-exclusive licenses) or otherwise dispose of, any Contributed Business IP, other than in the ordinary course of business;

•
commit or authorize any commitment to make any capital expenditures primarily related to the Gene Therapy Business or related to the Contributed Business Assets, the Business Employees or the Business Contractors in excess of certain thresholds;

•	subject to certain exceptions, disclose any material trade secrets primarily used or held for use in the Gene Therapy Business;

•	make any change in any Business Entity’s accounting methodology, practice or policy other than changes required by U.S. GAAP or applicable law;

•
waive or release any noncompetition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any Business Employee, Business Contractor or former employee or independent contractor of the Gene Therapy Business;

•
subject to certain exceptions, transfer the employment of any employee of the Amicus Entities (other than the Business Entities) who is not a Business Employee to a Business Entity or modify such individual’s duties and responsibilities such that they would become a Business Employee; or transfer the employment of a Business Employee out of any Business Entity or change the job duties or responsibilities of such person so that the person no longer satisfies the definition of Business Employee or terminate the employment or engagement of (other than for cause), furlough or temporarily layoff any Business Employee or Business Contractor;

•
amend, modify or terminate any Gene Therapy Business contract (subject to certain exceptions pursuant to the terms of such contract) required to be set forth in Section 4.10(a) of the Amicus disclosure schedules (which we refer to as a “Material Business Contract”), waive any material benefit or right under any Material Business Contract, or enter into any contract that would constitute a Material Business Contract, or consummate any other transaction or make any other payments that, if reflected in a contract, would be required to be disclosed in the Amicus disclosure schedules;

•
cause the Business Entities to engage in any business or activities or incur any liabilities that would be required to be disclosed in the Amicus disclosure schedules if engaged in or incurred prior to the date of the Business Combination Agreement;

•
subject to certain exceptions, authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Business Entity;

•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement or any additional agreement pursuant to the Business Combination Agreement; and

•	subject to certain exceptions, make or enter into any contract providing for any change of control payment.

•
Prior to the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, each Amicus Entity shall not, and shall cause its representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Business Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Business Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Business Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any equity securities, of any Business Entity or any other person for the purpose of a public offering with respect to the Gene Therapy Business; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing.

•
The Amicus Entities shall cause the Pre-Closing Reorganization to occur no later than immediately prior to the Closing and keep ARYA and its representatives reasonably apprised of the status of the reorganization;

•
Prior to the Closing and as part of the Pre-Closing Reorganization, the Amicus Entities shall, and shall cause their respective affiliates, as applicable, to transfer the employment of each Business Employee who is not employed by a Business Entity to Caritas or another Business Entity designated in writing by ARYA prior to the Closing Date. Each Business Employee who is actively employed by a Business Entity immediately prior to the Closing and who continues to be so employed as of immediately following the Closing shall be referred to as a “Transferred Employee”;

•
Prior to the Closing, Caritas and Amicus shall cause Caritas to adopt employee welfare benefit plans substantially identical to those employee welfare benefit plans covering the Business Employees prior to the Closing; and

•
Prior to the Closing, Caritas and Amicus shall adopt or cause to be adopted a tax-qualified defined contribution 401(k) plan sponsored by Caritas and any other ancillary documentation and take any other actions necessary for the operation of such plan.

Covenants of the Amicus Parties Following the Closing

•
In the event that the assignment or other transfer of any asset that would be a Contributed Business Asset would be prohibited under applicable law or would require consent and such consent has not been obtained at or prior to the Closing, Amicus and Amicus GT shall, and shall cause their affiliates to, obtain such consent and until such consent is obtained, provide Caritas and its affiliates the maximum allowable use of such non-assignable asset including by establishing an agency or similar arrangement;

•
From and after the Closing, Amicus shall, and shall cause its affiliates to, provide ARYA and its representatives with copies of or access to (i) any books and records used in connection with the Gene Therapy Business but that were not contributed to Caritas (which we refer to as “Comingled Books and Records”), and (ii) any employee records pertaining to a Business Employee that were not contributed to Caritas (which we refer to as “Comingled Employee Records”), in each case, to the extent permitted by applicable law;

•
From and after the Closing for the shortest of (a) six years, (b) Amicus’ standard record retention policy period or (c) such time period as may be required by applicable law, Amicus shall, and shall cause its affiliates to, hold and not to destroy or dispose of any Comingled Books and Records or Comingled Employee Records, without first providing ARYA with 30 days’ prior written notice and the opportunity to surrender such records to ARYA, subject to certain limitations;

•
Effective as of the Closing, Amicus shall grant Caritas a non-exclusive, royalty-free and fully paid-up, worldwide, perpetual, irrevocable and non-terminable, right and license to use, practice and otherwise exploit and all licensed intellectual property solely in conduct of the Gene Therapy Business and any and all natural evolutions and extensions within the field of gene therapy, or otherwise within the field of gene therapy.

Amicus Restrictive Covenants

•
During the period beginning as of the Closing Date and ending on the twelve (12) month anniversary of the Closing Date (which we refer to as the “Restrictive Covenant Period”), subject to certain exceptions, Amicus and its affiliates shall not (i) acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or in any manner engage in the Gene Therapy Business (which we refer to, collectively, as being the “Restricted Business”) anywhere in the world, (ii) conduct or engage in a business that competes with the Restricted Business or (iii) take any action that is designed to discourage any business relation of the Gene Therapy Business from maintaining the same business relationships with Caritas or any of its affiliates after the Closing as it maintained with such person prior to the Closing or at any time during the Restrictive Covenant Period;

•
During the Restrictive Covenant Period, subject to certain exceptions, Amicus and its affiliates shall not, directly or indirectly, (i) solicit, recruit, induce or encourage any Transferred Employee (as defined below) to leave the employ of Caritas or any of its affiliates, (ii) hire, employ or otherwise engage any Transferred Employee or (iii) in any other way adversely interfere with the relationship between any Business Entity or any of its affiliates, on the one hand, and any Transferred Employee, on the other;

Covenants of ARYA Prior to the Closing

ARYA made certain covenants under the Business Combination Agreement, including, among others, the following:

•
subject to certain exceptions or as consented to in writing by Amicus (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, ARYA will, and will cause its subsidiaries to, not (including, in connection with the Domestication or the PIPE Financing) do any of the following:

•	create or form a subsidiary;

•	adopt any amendments, supplements, restatements or modifications to the ARYA trust agreement or the governing documents of ARYA;

•	acquire any business entity or organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

•
declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of ARYA;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•
(i) make, change or revoke any material tax election, (ii) enter into any settlement or compromise with any authority relating to any material tax matter, (iii) abandon or fail to conduct any material tax action in respect of a material amount of taxes or a material tax return, (iv) file any amended tax return in respect of a material amount of taxes, (v) consent to any extension or waiver of the statutory period of limitations applicable to a material amount of taxes or material tax return, (vi) enter into any tax sharing agreement, (vii) adopt or change a method of tax accounting with respect to material taxes, or (viii) change an accounting period with respect to a material amount of taxes;

•	incur, create, assume or guarantee any indebtedness of another person, or issue or sell any debt securities, in each case in excess of a certain threshold;

•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, ARYA or any of its subsidiaries.

•	issue any equity securities of ARYA or grant any additional stock options, warrants or stock appreciation rights with respect to its equity securities;

•	enter into, amend, modify or renew any ARYA related party transaction (other than with respect to incurrence of indebtedness);

•
engage in any activities or business, other than activities or business or incur any liabilities other than (i) in connection with or incidental or related to its incorporation or continuing corporate (or similar) existence or it being (or continuing to be) a U.S. public company listed on Nasdaq; (ii) permitted pursuant to or in accordance with Section 6.2 of the Business Combination Agreement (including those actions contemplated by, incurred in connection with or otherwise incidental to the Business Combination Agreement), the Transition Services Agreement, the Co-Development and Commercialization Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement, the Subscription Agreements, the Director Nomination Agreement, the Philadelphia Facility Sublease, the performance of covenants or agreements pursuant to the Transition Services Agreement, the Co-Development and Commercialization Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement, the Subscription Agreements, the Director Nomination Agreement, and the Philadelphia Facility Sublease, or the consummation of the transactions contemplated pursuant to such agreements); or (iii) those that are administrative, ministerial or otherwise immaterial in nature;

•	make any change in accounting methodology, practice or policy other than changes required by U.S. GAAP or applicable law;

•
waive, release, assign, settle or compromise any action pending or threatened against ARYA or any of their respective directors or officers that would materially and adversely affect ARYA after the Closing Date;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reorganization or similar transaction; and

•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement;

•
As promptly as reasonably practicable following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, ARYA will (i) cause the registration statement of which this proxy statement/prospectus forms a part to be mailed to the ARYA shareholders, (ii) use reasonable best efforts to solicit proxies from the ARYA shareholders in favor of the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Required Governing Document Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing and (iii) duly give notice of, and use reasonable best efforts to duly convene and hold, a meeting of its shareholders, in accordance with the governing documents of ARYA and applicable law, for purposes of obtaining the ARYA Shareholder Approval and providing its applicable shareholders with the opportunity to elect to effect the ARYA Shareholder Redemption in accordance with ARYA’s governing documents;

•
ARYA shall use its reasonable best efforts to: (i) cause the shares of New Caritas Class A Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq and (ii) satisfy all applicable initial and continuing listing requirements of Nasdaq;

•
Upon the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to Closing, ARYA shall deliver to the trustee all documents, certificates or other notices required to be delivered to the trustee pursuant to the Investment Management Trust Agreement and shall cause the trustee to (i) pay all amounts (if any) payable to the ARYA shareholders pursuant to the ARYA Shareholder Redemption; (ii) pay the deferred underwriting expenses as set forth in the Investment Management Trust Agreement; (iii) pay all remaining amounts to ARYA or to such other recipients as ARYA or to such other recipients as ARYA designates (as approved by Amicus); and (iv) terminate the trust account following the completion of the actions described in clauses (i) through (iii);

•
ARYA shall purchase, at or prior to the Closing, and maintain, for a period of six years following the Closing, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance for the benefit of those persons covered by any comparable insurance policies of ARYA in effect as of the date of the Business Combination Agreement with respect to matters occurring on or prior to the Closing;

•
The ARYA Board will approve and adopt the Post-Closing Incentive Equity Plan with any changes or modifications thereto as Amicus and ARYA may mutually agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed by either Amicus or ARYA, as applicable), in the manner prescribed under the applicable laws, effective as of one (1) day prior to the Closing Date, and ARYA will reserve 9,000,000 shares of New Caritas Class A Common Stock for issuance pursuant to the Post-Closing Incentive Equity Plan and providing for a ten year annual “evergreen” replenishment of the shares of New Caritas Class A Common Stock reserved for issuance pursuant to the Post-Closing Incentive Equity Plan, in an amount, which when added to the shares of New Caritas Class A Common Stock reserved for issuance under the Post-Closing Incentive Equity Plan immediately prior to such replenishment, shall equal 5% of the then-outstanding shares of New Caritas Class A Common Stock;

•
The ARYA Board will approve and adopt the Post-Closing Employee Stock Purchase Plan with any changes or modifications thereto as Amicus and ARYA may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Amicus or ARYA, as applicable), in the manner prescribed under applicable laws, effective as of one (1) day prior to the Closing Date, reserving the number of shares of New Caritas Class A Common Stock set forth therein for issuance pursuant to the Post-Closing Employee Stock Purchase Plan; and

•
Prior to the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, ARYA shall not, and shall cause its representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to any transaction constituting a “Business Combination” as defined in ARYA’s governing documents as in effect as of the date hereof (which we refer to as an “ARYA Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an ARYA Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding an ARYA Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek any of the foregoing.

ARYA Restrictive Covenants

•
During the Restrictive Covenant Period, subject to certain exceptions, ARYA and its affiliates shall not (i) acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or in any manner engage in Amicus’ business of investigating, manufacturing, researching, developing, testing, seeking, applying for, obtaining and maintaining regulatory permits for, commercializing, selling and marketing none-gene therapy medicines for Fabry and Pompe disease (which we refer to as the “Retained Business”) anywhere in the world, (ii) conduct or engage in a business that competes with the Retained Business or (iii) take any action that is designed to discourage any business relation of the Retained Business from maintaining the same business relationships with Amicus GT or any of its Affiliates after the Closing as it maintained with such person prior to the Closing or at any time during the Restrictive Covenant Period; and

•
During the Restrictive Covenant Period, subject to certain exceptions, ARYA and its affiliates shall not, directly or indirectly, (i) solicit, recruit, induce or encourage any employee who is (a) actively employed by Amicus or any of its affiliates immediately prior to the Closing and who continues to be so employed as of immediately following the Closing and (b) is not a Transferred Employee or an inactive Business Employee to leave the employ of Amicus or any of its affiliates (which we refer to as a “Retained Employee”), (ii) hire, employ or otherwise engage any Retained Employee or (iii) in any other way adversely interfere with the relationship between Amicus or any of its affiliates, on the one hand, and any Retained Employee, on the other.

Covenants of New Caritas Following the Closing

•
From and after the Closing for a period of six (6) years, New Caritas shall, and shall cause its representatives to, provide Amicus and its representatives with access to (i) any books and records of the Gene Therapy Business and (ii) any employee records pertaining to a Business Employee, in each case, that were contributed to Caritas and to the extent related to the operation of the Gene Therapy Business prior to the Closing and necessary in connection with any action, preparation of financial statements or SEC, stock exchange or bank regulatory reporting obligations;

•
From and after the Closing for the shortest of (a) six years, (b) New Caritas’ standard record retention policy period or (c) such time period as may be required by applicable law, New Caritas shall, and shall cause its affiliates to, hold and not to destroy or dispose of any books and records that were contributed to Caritas to the extent any such books and records relate to Excluded Assets or Excluded Liabilities, without first providing Amicus with 30 days’ prior written notice and the opportunity to such surrender such records to Amicus, subject to certain limitations;

•
New Caritas shall maintain the indemnification, exculpation and advancement of expenses provisions in favor of the current or former directors, officers, employees and agents of New Caritas for a period of six years after the Closing Date;

•
For the one (1)-year period immediately following the Closing, Caritas or its Affiliate shall cause each Transferred Employee to be provided with salary or wages and annual cash bonus opportunities and employee benefits, in each case, that are no less favorable in the aggregate to those provided to such Transferred Employees immediately prior to the Closing;

•	Caritas shall pay to Amicus any refunds for taxes relating to the Business Entities or otherwise to the Gene Therapy Business for pre-Closing tax periods; and

•
New Caritas shall cause each Transferred Employee to receive credit for such Transferred Employee’s service with Amicus or an affiliate prior to the purposes of eligibility, vesting and determination of the level of benefits under any plan providing 401(k) benefits, severance, vacation or paid time off in which such Transferred Employee participates following the Closing to the same extent such service was recognized by Amicus or an affiliate immediately prior to the Closing for the same purpose under the analogous employee benefit plan.

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among others, the following:

•	using reasonable best efforts to consummate the Business Combination;

•	keeping certain information confidential for a period of eighteen (18) months, in addition to any obligations set forth in the existing non-disclosure agreements;

•	making public announcements;

•	providing each party reasonable access to books, records, properties and employees;

•
cooperating regarding any assets that are misallocated between the parties, resulting in any such asset being inadvertently retained by Amicus or any of its affiliates or contributed to either of Caritas or any of its affiliates, and any relevant liability being assumed by Caritas or any of its affiliates, or Amicus or any of its affiliates;

•
reasonably cooperating with the parties and their representatives in any prosecution, contest or defense of any action by or against a third party in connection with any fact, situation, circumstance or transaction relating to, in connection with or arising from, with respect to New Caritas or any of its affiliates, any Excluded Assets or Excluded Liabilities, or, with respect to Amicus or any of its affiliates, the pre-Closing conduct of the Gene Therapy Business or operation of the Contributed Business Assets; such cooperation to include commercially reasonable efforts to make available pertinent personnel, to participate in meetings, to provide such testimony and access to their respective books and records and to take such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense;

•
using reasonable best efforts to obtain or structure an arrangement for Caritas and its affiliates to, from and after the Closing, obtain the claims, rights and benefits, and assume the corresponding liabilities and obligations, of such portion of any contract set forth on Section 6.17 of the Amicus disclosure schedules that is related to or arising out of the Gene Therapy Business with terms and conditions materially similar to those terms and conditions applicable as of the date of the Business Combination Agreement, or, if entered into after the date of the Business Combination Agreement, as of immediately prior to the Closing, as reasonably determined by Amicus and New Caritas in good faith;

•
prior to the Closing, (i) using commercially reasonable efforts to, effective as of the Closing, have Amicus and any of its affiliates removed as guarantor of or obligor of liabilities arising after the Closing with respect to the matter set forth on Section 6.15(d) of the Amicus disclosure schedules (which we refer to as the “Existing Amicus Guaranty”) and (ii) to the extent required to obtain a release of Amicus or any of its affiliates as a guarantor or obligator of liabilities arising after the Closing under the Existing Amicus Guaranty, ARYA shall execute a guarantee agreement, with respect to New Caritas being a guarantor of liabilities in respect of the Existing Amicus Guaranty to the extent arising after the Closing;

•	using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements;

•	cooperating in connection with certain tax matters and filings;

•	cooperating to provide financial statements and related information in connection with accounting matters and SEC filings;

•	establishing a transition planning team;

•	cooperating in good faith to finalize the Philadelphia Facility Sublease;

•	negotiating in good faith and reasonably cooperating to finalize the schedules to the Co-Development and Commercialization Agreement;

•
making any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by the Business Combination Agreement promptly (and in any event within ten (10) business days) following the date the Business Combination Agreement;

•
taking all actions within their respective power as may be necessary or appropriate such that effective immediately after the Closing, the New Caritas Board shall consist of seven (7) board members as in accordance with the terms set forth in Section 6.11 of the Business Combination Agreement and described below under the section entitled “—Board of Directors”; and

•	preparing and filing with the SEC, this registration statement/proxy statement on Form S-4 relating to the Business Combination.

Board of Directors

Following the Closing, it is expected that the New Caritas Board will consist of seven (7) directors, which will be divided into three classes (Class I, II and III) with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of three (3) directors. Pursuant to the Business Combination Agreement and prior to the effectiveness of the Registration Statement, the New Caritas Board will consist of one (1) individual determined by the ARYA Sponsor; two (2) individuals determined by Amicus; and four (4) individuals determined mutually by New Caritas and Amicus.

Survival of Representations, Warranties and Covenants

The representations and warranties in the Business Combination Agreement made by the Amicus Entities relating to sufficiency of the Contributed Business Assets, the Contributed Business IP and the Business Employees survive the Closing for a period from and after the Closing until the date that is ninety (90) days following the completion of the final consolidated audited statements of New Caritas for the fiscal year ended 2022. There is an associated indemnification by Amicus and Amicus GT for any losses suffered by New Caritas, its affiliates, and their respective directors, officers, agents, employees, successors and assigns (which we refer to, collectively, as the “New Caritas Indemnified Parties”) arising from a breach of any such representations and warranties, which indemnity is not subject to any caps, baskets or deductibles.

The covenants and agreements in the Business Combination Agreement made by Amicus or Amicus GT that apply or contemplate performance on or prior to the Closing survive the Closing for a one-year period and the covenants and agreements made by the Amicus or Amicus GT that apply or contemplate performance, in whole or in part, following the Closing, survive the Closing in accordance with their respective terms, or if there is no term as to survival, indefinitely or the longer period of time permitted by law. There is an associated indemnification by Amicus and Amicus GT for any loss suffered by a New Caritas Indemnified Party arising out of a breach of any of such covenants or agreements, which is not subject to any caps, baskets or deductibles.

The covenants and agreements in the Business Combination Agreement made by New Caritas that apply or contemplate performance, in whole or in part, following the Closing, survive the Closing in accordance with their respective terms, or if there is no term as to survival, indefinitely or the longer period of time permitted by law. There is an associated indemnification by New Caritas and the Business Entities for any loss suffered by Amicus, its affiliates, and their respective directors, officers, agents, employees, successors and assigns (which we refer to, collectively, as the “Amicus Indemnified Parties”) arising out of a breach of any of such covenants or agreements, which is not subject to any baskets or deductibles but is subject to an aggregate cap of $175,000,000 with respect to any indemnification obligation of New Caritas under the Business Combination Agreement.

The Business Combination Agreement also provides for indemnification by New Caritas relating to any losses suffered by an Amicus Indemnified Party arising out of an Assumed Business Liability, which is not time limited (except with respect to post-Closing taxes, which shall survive for sixty (60) days after the expiration of the applicable statute of limitations) or subject to any baskets or deductibles but is subject to an aggregate cap of $175,000,000 with respect to any indemnification obligation of New Caritas under the Business Combination Agreement.

Amicus and Amicus GT have a reciprocal obligation to indemnify the New Caritas Indemnified Parties for any losses suffered by any of them arising out of an Excluded Liability, which is not time limited (except with respect to pre-Closing taxes, which shall survive for sixty (60) days after the expiration of the applicable statute of limitations) or subject to any caps, baskets or deductibles.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of ARYA and Amicus;

•
by ARYA, subject to certain exceptions, if any of the representations or warranties made by any of the Amicus Entities are not true and correct or if any of the Amicus Entities fail to perform or comply with any covenant or agreement on the part of such Amicus Entity set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of ARYA, as described in the section entitled “—Conditions to Closing of the Business Combination” above would not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failure (or failures) to perform such covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice of such breach, failure to perform, or failure to cure is delivered to Amicus by ARYA and (ii) March 29, 2022 (which we refer to as the “Termination Date”);

•
by Amicus, subject to certain exceptions, if any of the representations or warranties made by ARYA are not true and correct or if ARYA has failed to perform or comply with any covenant or agreement under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Amicus, as described in the section entitled “—Conditions to Closing of the Business Combination” above would not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failure (or failures) to perform such covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice of such breach, failure to perform, or failure to cure is delivered to ARYA by Amicus and (ii) the Termination Date;

•	by either ARYA or Amicus, subject to certain exceptions, if the Closing shall not have occurred on or prior to the Termination Date;

•
by either ARYA or Amicus, if any authority shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; and

•	by either ARYA or Amicus if the Required ARYA Shareholder Approval is not obtained at the extraordinary general meeting (including any adjournment of the meeting).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except (i) in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, (ii) for customary obligations that survive the termination of the Business Combination Agreement (such as confidentiality obligations) and (iii) the Confidentiality Agreement, which shall survive such termination and remain a valid and binding obligation of the parties in accordance with its terms.

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated by the Business Combination Agreement, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Amicus shall pay, or cause to be paid, all Amicus Entity expenses and ARYA shall pay, or cause to be paid, all ARYA expenses and (ii) if the Closing occurs, then Caritas shall pay, or cause to be paid (A) any ARYA transaction expenses which remain unpaid, up to a maximum of $25,000,000 and (B) any Amicus Entity transaction expenses in an amount not to exceed the difference of $25,000,000 minus the amount of any unpaid ARYA transaction expenses.

Governing Law

The Business Combination Agreement is construed and enforced in accordance with and governed by the laws (both substantive and procedural) of the State of Delaware, without giving effect to its conflict of laws principles  (except that the laws of the Cayman Islands also apply to the Domestication).

Amendments

The Business Combination Agreement may not be amended, supplemented or modified, except by a writing signed by (i) each of ARYA and Amicus prior to the Closing and (ii) ARYA, ARYA Sponsor and Amicus following the Closing.

Ownership of ARYA Immediately Following the Business Combination

As of the date of this proxy statement/prospectus, there are 19,186,500 ordinary shares issued and outstanding, which includes an aggregate of 499,000 private placement shares and 3,737,500 Class B ordinary shares. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of ARYA’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination), ARYA’s fully-diluted share capital would be 19,186,500 ordinary shares.

The following table illustrates varying ownership levels in New Caritas Class A Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 19,186,500 shares of New Caritas Class A Common Stock are issued to the holders of ARYA shares at Closing; (ii) 20,000,000 shares of New Caritas Class A Common Stock are issued in the PIPE Financing; and (iii) the Units held by Amicus GT have converted into 22,500,000 shares of New Caritas Class A Common Stock. If the actual facts are different than these assumptions, the ownership percentages in ARYA will be different.

	Share Ownership in ARYA
	No redemptions	Maximum redemptions(1)
	Percentage of Outstanding Shares	Percentage of Outstanding Shares
ARYA public shareholders(2)	24.2%	9.7%
Perceptive PIPE Investor and our initial shareholders(3)(4)	15.0%	17.9%
Other PIPE Investors(5)	24.3%	29.0%
Amicus GT (6)	36.5%	43.5%

(1)	Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination.
(2)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing and shares held by the Initial Shareholders.
(3)	Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(4)	Includes 4,236,500 shares held by the Initial Shareholders originally acquired prior to or in connection with ARYA’s initial public offering.
(5)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(6)
Assumes converison of Units for shares of New Caritas Class A Common Stock on a 1-to-1 basis and the concurrent cancellation of an equal number of shares of voting, non-economic shares of New Caritas Class B Common Stock.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of its terms. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of the Subscription Agreements, A&R Company LLC Agreement, Investor Rights Agreement, Tax Receivable Agreement, Director Nomination Agreement, Co-Development and Commercialization Agreement, and the Transition Services Agreement are attached hereto as Annex F, Annex N, Annex G, Annex O, Annex H, Annex L and Annex M, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, ARYA has entered into Subscription Agreements, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and ARYA has agreed to issue and sell to the PIPE Investors, an aggregate of 20,000,000 shares of New Caritas Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200,000,000. The Perceptive PIPE Investor will fund $50,000,000 in the PIPE Financing. The shares of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ARYA will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the Closing of the Business Combination.

Amended & Restated Limited Liability Company Agreement

Following the closing of the Business Combination, New Caritas will operate its business through Caritas.  At the Closing, New Caritas and Amicus GT will enter into the Amended and Restated Limited Liability Company Agreement of Caritas (the “A&R Company LLC Agreement”).  The rights and obligations of the holders of Units will be set forth in the A&R Company LLC Agreement.  The form of the A&R Company LLC Agreement is attached to this proxy statement / prospectus as Annex N, which, as agreed to by the parties, modifies the existing Caritas limited liability company agreement

Management of Caritas

The A&R Company LLC Agreement provides that Caritas shall be managed by a board of managers (which we refer to as the “Caritas Board of Managers”) that shall at all times consist of the same number of managers as the New Caritas Board and the same individuals as the New Caritas Board. Except as otherwise specifically required under the A&R Company LLC Agreement, the Caritas Board of Managers will have full and complete control of all affairs of Caritas. The Caritas Board of Managers will manage and control all business activities and operations of Caritas and control the day-to-day management of the business of Caritas and its subsidiaries.

Caritas Exchange Rights

Following completion of the Business Combination, under the A&R Company LLC Agreement, the holders of Units (other than New Caritas) will have the right to require Caritas to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash based on the volume-weighted average of the daily sale prices for the ten (10) consecutive trading days immediately preceding the designated valuation date; provided, that New Caritas shall have the right, in its sole discretion, to elect to acquire some or all of such Units (together with an equal number of shares of New Caritas Class B Common Stock) in exchange for New Caritas Class A Common Stock or cash of equivalent value, subject to the terms and conditions of the A&R Company LLC Agreement. In addition, New Caritas generally will have the right to require, upon a change of control of New Caritas, each holder of Units to exercise its exchange right with respect to some or all of its Units or sell or otherwise transfer its Units to the purchaser(s) in such change of control. As the holders of Units cause such Units to be redeemed or exchanged, holding other assumptions constant, New Caritas’ membership interest in Caritas will correspondingly increase, the number of shares of New Caritas Class A Common Stock outstanding will increase, and the number of shares of New Caritas Class B Common Stock will decrease.

Distributions and Allocations

Under the A&R Company LLC Agreement, subject to the obligations of Caritas to reimburse New Caritas for its corporate and other overhead expenses, the Caritas Board of Managers will have the right to determine when distributions (including tax distributions) will be made to the Caritas unitholders (including New Caritas) and the amount of any such distributions.  Pursuant to the terms of the A&R Company LLC Agreement, New Caritas shall not distribute any amounts in respect of New Caritas Class A Common Stock in excess of New Caritas’ share of distributions from Caritas without the consent of specified Caritas unitholders.

The Caritas unitholders, including New Caritas, will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of Caritas. Net income and losses of Caritas generally will be allocated to the Caritas unitholders on a pro rata basis in accordance with their respective percentage ownership of Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss, or deduction be allocated disproportionately in certain circumstances. To the extent the funds of Caritas are legally available for distribution, and subject to any restrictions contained in any credit agreement to which Caritas or its subsidiaries is bound, the Board of Managers of Caritas will have the discretion to cause Caritas to make pro rata cash distributions to the Caritas unitholders, including New Caritas, in an amount generally intended to allow the Caritas unitholders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Caritas (and, in the case of New Caritas, certain obligations under the Tax Receivable Agreement), based on certain assumptions and conventions. In addition, the A&R Company LLC Agreement will require Caritas to reimburse New Caritas for its corporate and other overhead expenses.

Issuance of Equity

The A&R Company LLC Agreement will provide that, except in certain specified circumstances, at any time New Caritas issues a share of New Caritas Class A Common Stock or any other equity security, the net proceeds received by New Caritas with respect to such issuance, if any, shall be concurrently contributed to Caritas, and Caritas shall issue to New Caritas new Units. Conversely, if at any time, any shares of New Caritas Class A Common Stock are redeemed, repurchased or otherwise acquired, Caritas shall redeem, repurchase or otherwise acquire an equal number of Units held by New Caritas, upon substantially the same terms and for the same price, as the shares of New Caritas Class A Common Stock redeemed, repurchased or otherwise acquired.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, ARYA, the initial shareholders, the Perceptive PIPE Investor and Amicus GT entered into the Investor Rights Agreement, pursuant to which, among other things, the Perceptive Shareholders and Amicus GT were granted certain customary registration rights with respect to their respective shares of New Caritas Class A Common Stock.

In particular, the Investor Rights Agreement provides for the following registration rights:

•
Demand registration rights. Subject to certain exceptions (i) Amicus GT or (ii) the Perceptive Shareholders holding at least a majority in interest of the then-outstanding number of registrable securities held by all Perceptive Shareholders, may make a written demand for registration of all or part of their registrable securities on Form S-3 (or, if Form S-3 is not available to be used by New Caritas at such time, on Form S-1 or another appropriate form permitting registration of such registrable securities for resale by such demanding shareholders). There are no limits on the number or frequency of demand registrations by the parties that are entitled to demand registration rights.

•
Shelf registration rights. Holders of shares of New Caritas Class A Common Stock that are parties to the Investor Rights Agreement will be entitled to include such shares in the Resale Shelf Registration Statement to be filed by New Caritas no later than forty five (45) days following the Closing Date, subject to the terms described above in “Sponsor Registration Rights Agreement — Shelf Registration Rights.”

•
Piggyback registration rights. At any time after the Closing Date, if New Caritas proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, parties to the Investor Rights Agreement are entitled to include their registrable securities in such registration statement.

•
Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by New Caritas and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Investor Rights Agreement contains customary cross-indemnification provisions, under which New Caritas is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Caritas, and holders of registrable securities are obligated to indemnify New Caritas for material misstatements or omissions attributable to them.

Holders of shares of New Caritas Class A Common Stock that are parties to the Investor Rights Agreement are subject to a lock-up period that will terminate on the date that is 365 days after the Closing Date. Subject to certain exceptions, during the lock-up period, the holders will be restricted from transferring any shares of New Caritas Class A Common Stock beneficially owned or owned of record by such holder.

Director Nomination Agreement

At the Closing, New Caritas, the ARYA Sponsor and Amicus will enter into the Director Nomination Agreement, pursuant to which, among other things, (a) Amicus shall have the right to designate one (1) designee as a Class I director of the New Caritas Board and one (1) designee as a Class II director of the New Caritas Board, and (b) the ARYA Sponsor shall have the right to designate one (1) designee as a Class III director of the New Caritas Board.

If Amicus and its affiliates’ beneficial ownership of the total outstanding voting stock of New Caritas falls below 15% but remains equal to or greater than 5%, Amicus shall then have the right to designate one (1) designee as a Class II director of the New Caritas Board. Amicus shall not have a right to designate any directors of the New Caritas Board if it and its affiliates’ beneficial ownership of the total outstanding voting stock of New Caritas falls below 5%.

ARYA Sponsor shall not have a right to designate any directors of the New Caritas Board if it and its affiliates’ beneficial ownership of the total outstanding voting stock of New Caritas falls below 5%.

Co-Development and Commercialization Agreement

At the Closing, Amicus and New Caritas will enter into a Co-Development and Commercialization Agreement in substantially the form attached as Annex L to this proxy statement/prospectus as agreed to at the signing of the Business Combination Agreement. Under such agreement, the parties will collaborate on the development and commercialization of certain gene therapy drug candidates for the treatment of Fabry and Pompe disease. In order to facilitate the parties’ collaboration, New Caritas will grant to Amicus (i) an exclusive license under certain New Caritas intellectual property to clinically develop and commercialize New Caritas’ existing gene therapy candidates for Fabry and Pompe disease; (ii) an exclusive option to obtain a license to clinically develop and commercialize any future gene therapy candidates for Fabry and Pompe disease for which New Caritas conducts research and development activities; and (iii) a right of first negotiation to negotiate an exclusive license to develop and commercialize any therapeutic products incorporating gene therapy technologies that are being developed by New Caritas for certain muscular dystrophy indications (other than Fabry and Pompe disease) identified in the agreement. The parties will share equally (i.e., on a 50:50 basis) all development costs, agreed upon out-of-pocket costs and expenses, and net revenues resulting from the parties’ activities under the collaboration.

Transition Services Agreement

At the Closing, Amicus and New Caritas will enter into a Transition Services Agreement in substantially the form attached as Annex M to this proxy statement/prospectus as agreed to at the signing of the Business Combination Agreement. Under such agreement, the parties will provide each other with transitional services, which generally include services relating to information technology, human resources, legal, procurement, and regulatory affairs, in order to facilitate the orderly transition of the Gene Therapy Business from Amicus and/or one or more of its affiliates to New Caritas and/or one or more of its affiliates.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the ARYA Sponsor, ARYA, Todd Wider, Michael Henderson, Leslie Trigg, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov and Amicus GT Holdings entered into the Sponsor Letter Agreement, pursuant to which the ARYA Sponsor and each of Todd Wider, Michael Henderson, Leslie Trigg, Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Tax Receivable Agreement

Concurrently with the completion of the Business Combination and as a condition precedent to the Closing, New Caritas will enter into the tax receivable agreement (the “Tax Receivable Agreement”) with Caritas, Amicus GT and the other persons from time to time that become a party thereto (such other persons and Amicus GT, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New Caritas’ obligation, and not that of Caritas. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Caritas exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control). The increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to New Caritas and, therefore, may reduce the amount of U.S. federal, state and local tax that New Caritas would otherwise be required to pay in the future. Actual tax benefits realized by New Caritas may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

Background to the Business Combination

ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In conducting a targeted search for a business combination target, as described in greater detail below, ARYA utilized the global network and investing, industry and sector, and transaction experience of Sponsor, ARYA’s management and the ARYA Board. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among ARYA, Amicus and their respective representatives and advisors.

In January 2021, prior to the closing of ARYA’s initial public offering, ARYA issued 3,737,500 founder shares to Sponsor in exchange for a capital contribution of $25,000, and Sponsor subsequently transferred 30,000 founder shares to each of Messrs. Wider and Henderson and Ms. Trigg. On February 25, 2021 ARYA completed its initial public offering of 14,950,000 Class A ordinary shares at a price of $10.00 per share generating gross proceeds of $149.5 million before underwriting discounts and expenses. Concurrently with the closing of its initial public offering, ARYA completed the private placement of 499,000 private placement shares at a price of $10.00 per private placement share to Sponsor. The private placement shares sold in the private placement are substantially identical to the public shares sold in the initial public offering, except that Sponsor has agreed not to transfer, assign or sell any of the private placement shares (except to certain permitted transferees) until 30 days after the completion of ARYA’s initial business combination. Prior to the consummation of ARYA’s initial public offering, neither ARYA, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving ARYA.

Following the completion of its initial public offering and, at the direction of the ARYA Board, ARYA’s directors and management commenced a focused search for potential business combination targets, leveraging ARYA’s management’s and directors’ and Sponsor’s network of investment bankers, private equity firms and hedge funds (including Perceptive Advisors and its affiliates) and numerous other business relationships. The focus of this targeted search was potential business combination targets in the life sciences and medical technology sectors, which ARYA’s directors and management believed, based on their experience, could satisfy certain key criteria for a business combination target, including, among others: (a) scientific or other competitive advantages in the markets in which they operate and which could benefit from access to additional capital as well as ARYA management’s industry relationships and expertise; (b) readiness to be public, with, among other potential attributes, strong management and corporate governance in place; (c) likelihood to be well received by public investors and  expected to have good access to the public capital markets; (d) significant embedded and/or underexploited growth opportunities; (e) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and  financial due diligence review; or (f) the ability to offer attractive risk-adjusted equity returns for ARYA’s shareholders.

In its search for a potential business combination target, ARYA identified three potential business combination targets (including the Gene Therapy Business) that it believed could satisfy one or more of its key criteria for a business combination target and engaged in preliminary due diligence on each and evaluated and analyzed each as a potential business combination target based on, among other things, publicly available information and other market research available to ARYA management and representatives of Sponsor and ARYA management’s and director’s existing knowledge of the potential targets as a result of their network and existing relationships.  This preliminary diligence, evaluation and analysis with respect to each potential business combination target identified was focused on business, operational and financial matters, including, among other things, product candidate pipelines, other potential product or service offerings, technology, market potential and financial information.

With respect to the two potential business combination targets other than the Gene Therapy Business, ARYA engaged in preliminary discussions with respect to a potential business combination involving each such target and, in the case of one of the potential targets, ARYA entered into a confidentiality agreement and engaged in further business, operational and financial due diligence with respect to that target, which included, among others, review of financial data, discussions with management and review of scientific data with respect to such target’s product candidate pipelines.   Following these preliminary discussions, and based on its due diligence, evaluation and analysis of each such potential target, ARYA submitted non-binding term sheets with respect to each and further discussed and explored a potential business combination on terms that it believed could satisfy one or more of its key criteria for a business combination.  ARYA ceased exploration of, and discussions with, these potential business combination targets because of, among other things, (a) in the case of one target, the inability to reach agreement on terms acceptable to both ARYA and such target and such target’s desire to explore other strategic transactions; and (b) in the case of the other target, ARYA’s directors’ and management’s belief, based on their preliminary due diligence, evaluation and analysis of such potential target and the Gene Therapy Business and the terms of the non-binding term sheets vis-a-vis such target and the Gene Therapy Business, respectively, that the Gene Therapy Business was a more attractive potential business combination target that could best satisfy ARYA’s key criteria for a business combination target, including, in particular, (i) scientific or other competitive advantages in the markets in which it operates; (ii) readiness to be public, with, among other potential attributes, strong management and corporate governance in place and (iii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review.

With respect to the Gene Therapy Business,  on April 5, 2021, Mr. Campbell, President and Chief Operating Officer of Amicus, reached out to Mr. Stone, a director of ARYA and the Chief Executive Officer of ARYA, via email in regard to coordinating a videoconference meeting to provide a general update on Amicus’ business, as well as potential strategic transactions involving the Gene Therapy Business, and, on April 14, Messrs. Crowley, Chief Executive Officer of Amicus, Campbell and Ms. Quimi, Chief Financial Officer of Amicus, along with other Amicus representatives, held a videoconference meeting during which Messrs. Stone, Edelman, Chief Executive Officer of Perceptive, and other Perceptive representatives indicated that they would be interested in exploring a potential transaction involving the Gene Therapy Business and ARYA. Messrs. Stone and Crowley determined that additional discussions and the exploration of a potential business combination between the Gene Therapy Business and ARYA were warranted and that, in order to facilitate such discussions and exploration concerning a potential business combination, Amicus would provide representatives of ARYA with access to an online data room for purposes of conducting preliminary business, operational and financial due diligence with respect to the Gene Therapy Business.

On April 21, 2021, Amicus provided representatives of ARYA with access to a limited online data room for purposes of conducting preliminary business, operational and financial due diligence with respect to the Gene Therapy Business.

Between May 3, 2021 and May 27, 2021, representatives of ARYA held multiple telephonic and videoconference meetings with representatives of Amicus to discuss the Gene Therapy Business, as well as the high-level framework for a potential business combination among the parties, and during this same time period, representatives of ARYA engaged in further business, operational and financial due diligence with respect to the Gene Therapy Business. On May 27, 2021, representatives of Amicus invited ARYA to submit proposed terms for a business combination among the parties by June 7, 2021.

On June 7, 2021, representatives of ARYA provided representatives of Amicus with a draft, non-binding term sheet with respect to the potential business combination.

Between June 7, 2021 and July 2, 2021, representatives of ARYA and Kirkland & Ellis LLP (“K&E”), counsel to ARYA, on the one hand, and representatives of Amicus and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Amicus, on the other hand, held multiple telephonic and videoconference meetings and exchanged multiple revised drafts of the non-binding term sheet. Over the same period of time, ARYA and Amicus came to agreement on the outstanding business issues in the non-binding term sheet, including, among others: (a) the pre-transaction equity value of the Gene Therapy Business (which the parties agreed would be a fixed equity value of $175 million with no adjustments); (b) the structure of a potential business combination (which the parties agreed would, subject to confirmatory due diligence, be an “Up-C” structure), as well as the high-level framework for defining the scope of the Gene Therapy Business and the universe of its assets, liabilities, employees and other rights; (c) the post-closing New Caritas Board composition (which the parties initially agreed would be a seven person board of directors, consisting of one individual designated by Sponsor, two directors designated by Amicus and four directors mutually agreed to by both Sponsor and Amicus); (d) a 12-month post-Closing lock-up period applicable to Amicus, Sponsor, the Perceptive PIPE Investor and the Other Class B Shareholders; (e) the high level framework of the Co-Development and Commercialization Agreement that would govern, among other things, the collaboration of the parties with respect to the development, commercialization and manufacturing of certain Gene Therapy Business product candidates (including the high-level framework with respect to the allocation of cost and profit sharing, the formation of certain committees to oversee the collaboration efforts of the parties and Amicus’ right of first negotiation to collaborate on the development or commercialization of certain Gene Therapy Business product candidates not subject to the Co-Development and Co-Commercialization Agreement); (f) the key closing conditions, including the amount and components of the minimum cash condition (which the parties agree would be a mutual $300 million minimum cash condition) and a one-way condition in favor of ARYA with respect to the completion of the Pre-Closing Reorganization; and (g) the entry into a transition services agreement to support the respective parties’ businesses for a mutually agreed period of time following the Closing.

During this same time period, representatives of ARYA continued to conduct business, operational and financial due diligence with respect to the Gene Therapy Business (including its potential product and service offerings and related technology), the market for similar products and public financing markets in connection with exploring the potential business combination.

On June 17, 2021, Messrs. Stone, Altman, a director of ARYA and the Chief Financial Officer of ARYA, and Poukalov, the Chief Business Officer of ARYA and other representatives of Sponsor held a videoconference meeting with Messrs. Crowley and Campbell, Ms. Quimi and other representatives of Amicus and Goldman Sachs & Co. LLC (“Goldman”) as financial advisor to Amicus, to discuss, among other things, the terms of the draft, non-binding term sheet, as well as the process with respect to, and the potential benefits of, a business combination with ARYA.

On July 2, 2021, ARYA and Amicus agreed to the final terms of the non-binding term sheet, and each determined to further evaluate, negotiate and pursue a potential business combination.  This determination by ARYA was based on, among other things: (a) ARYA’s directors’ and management’s belief, based on its analysis and review and initial due diligence and the terms of the non-binding term sheet, that the Gene Therapy Business met certain of its key criteria in a business combination target, including, in particular: (i) scientific or other competitive advantages in the markets in which it operates (including the Gene Therapy Business’ proprietary technologies in the market for gene therapy directed at rare genetic diseases); (ii) readiness to be public, with, among other potential attributes, strong management with public company experience and corporate governance in place and (iii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and  business, operational and financial due diligence review (including ready-to-build manufacturing facilities with commercial expansion capabilities to support commercialization and growth of key products);  (b) the level of engagement by, and advanced negotiations and discussions with, Amicus, including with respect to having a preliminary agreement on key terms and conditions of a potential transaction; and (c) Amicus’ preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummating a business combination.

 On July 13, 2021, Messrs. Stone, Altman, and Poukalov and representatives of Sponsor had a meeting with Messrs. Crowley and Campbell and Mmes. Quimi and Rosenberg  from Amicus’ management team, as well as other representatives of Amicus, at Amicus’ headquarters in Philadelphia, Pennsylvania to discuss, among other things, the expected process and timing with respect to the entry into definitive documentation with respect to the business combination and the transition of the Gene Therapy Business to a stand-alone company, including the PIPE marketing and financing process, the assets, rights and employees constituting the Gene Therapy Business, initial business, operational and financial due diligence discussions with respect to the Gene Therapy Business and the other key work streams with respect to the business combination.

On July 19, 2021, Amicus executed a non-disclosure agreement with ARYA pursuant to which ARYA and Amicus agreed to exchange confidential information for purposes of further evaluating and, as each party saw fit, negotiating, pursuing and consummating a potential business combination transaction.

On July 19, 2021, representatives of ARYA, K&E, Jefferies LLC (“Jefferies”), as placement agent in connection with the PIPE Financing and financial advisor to ARYA, Cooley LLP (“Cooley”), as counsel to Jefferies, Amicus, Goldman , and Skadden conducted a videoconference meeting during which the parties and their respective representatives and advisors discussed the timeline and process to signing definitive agreements providing for a potential business combination, and discussed and tentatively agreed on a work plan ultimately leading to such definitive agreements in late August or September 2021.

Between the date of the videoconference on July 19, 2021 and September 27, 2021, representatives and advisors of each of ARYA and Amicus conducted twice-weekly telephonic and videoconference meetings to discuss progress on, and provide updates with respect to, key work streams and other aspects of the potential business combination and, as needed, further refine the transaction timeline and steps and related work plan. In addition, during this same time period, a smaller subset of representatives and advisors of Amicus and ARYA met on a regular – often daily – basis for the purposes of, among other things, reviewing the Gene Therapy Business’ technology and business (including the transition thereof), the transition of the Gene Therapy Business to a stand-alone company and discussing the contemplated business combination transaction.

On July 22, 2021, Amicus provided additional representatives of ARYA and its advisors with access to the online data room previously made available to certain representatives of ARYA on April 21, 2021 for purposes of conducting further business, financial, operational, accounting, legal, tax, intellectual property and other due diligence with respect to the Gene Therapy Business.

Between July 22, 2021 and September 24, 2021, representatives of ARYA conducted further business, operational and  financial due diligence with respect to the Gene Therapy Business and, over the same period of time, ARYA’s legal, tax and other advisors conducted due diligence with respect to Amicus and the Gene Therapy Business, in each case, based on information available in the data room, written responses from representatives of Amicus and customary due diligence calls with representatives and advisors of Amicus.  Each of K&E, PricewaterhouseCoopers Advisory Services LLC (“PWC”), who conducted business, tax and accounting due diligence for ARYA, and King & Spalding LLP, who conducted regulatory due diligence for ARYA, provided ARYA with a due diligence report summarizing its key findings with respect to its due diligence review of the Gene Therapy Business.   These reports were provided to the ARYA Board in advance of the videoconference meeting of the ARYA Board on September 24, 2021 (as further described below).

On August 11, 2021, on behalf of ARYA, K&E distributed the first draft of the Business Combination Agreement to Skadden.

Between August 11, 2021 and September 27, 2021, K&E, on the one hand, and Skadden, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement.  Over the same period of time, K&E and Skadden and other representatives and advisors for ARYA and Amicus held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) the universe and scope of, as well as the standard for determining, the Amicus assets, rights and employees constituting the Gene Therapy Business, as well as the liabilities associated with the Gene Therapy Business that would be assumed by New Caritas and Caritas from and after the Closing; (b) the scope, survival period and terms of the post-closing indemnification obligations of the respective parties; (c) the scope, duration and terms of the restrictive covenants that would be applicable to Amicus and New Caritas respectively following the Closing; (d) the terms of an intellectual property license with respect to certain existing and future gene therapy candidates developed or being developed by the Gene Therapy Business; (e) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; (f) the governance structure of Caritas following the Closing of the potential business combination (with the parties ultimately agreeing that Caritas would be governed by the same board as New Caritas); (g) Amicus’ contributing $50 million of cash as part of the equity financing in connection with the business combination; (h) each of Sponsor and Amicus being entitled to continuing director designation rights following the Closing, subject to applicable ownership thresholds; and (i) the size and terms of the Post-Closing Incentive Equity Plan and Post-Closing Employee Stock Purchase Plan. For further information related to the final resolution of items (a) through (i), please see the section entitled “Business Combination Proposal—The Business Combination Agreement.”

During the same time period, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, K&E and Skadden exchanged revised drafts of the ancillary documents related to the Business Combination Agreement, including the A&R Company LLC Agreement, the Proposed Organizational Documents, the Investor Rights Agreement, the Tax Receivable Agreement, the Transition Services Agreement, the Co-Development and Commercialization Agreement, the Director Nomination Agreement and the Sponsor Letter Agreement and engaged in negotiations of such documents and agreements. Over the same period of time, K&E and Skadden and other representatives and advisors for ARYA and Amicus held numerous telephonic and videoconference meetings regarding certain terms and conditions of the ancillary agreements.  For further information related to the ancillary agreements, please see the section entitled “—Related Agreements”

Beginning in early September, representatives of Jefferies as the placement agent, held conversations with prospective investors with respect to the PIPE Financing to review the Gene Therapy Business and address questions from potential investors. ARYA and Amicus came to agreement on the target size and terms of the equity financing and K&E, Skadden and Cooley exchanged drafts of the form of Subscription Agreement to be entered into by PIPE Investors in connection with the PIPE Financing. On September 17, 2021, a draft of the form of Subscription Agreement was distributed to prospective PIPE Investors. Between September 17, 2021 and September 24, 2021, K&E, Skadden and Cooley collectively negotiated the terms and exchanged drafts of the Subscription Agreements with the PIPE Investors and their respective representatives and advisors, including with respect to the registration rights and indemnities set forth therein, and responded to follow-up questions and comments related thereto, including with respect to the closing process and the expected timeline for consummating the business combination. During this same time period, the prospective PIPE Investors conveyed to Jefferies their proposed subscription amounts, and ARYA, Amicus and Jefferies determined final allocations with respect to the aggregate committed equity financing of $250 million, of which $200 million of the commitments would be from PIPE Investors (including the $50 million committed by the Perceptive PIPE Investor) and $50 million of the commitments would be from Amicus.

Between August 30, 2021 and September 24 2021, representatives and advisors of ARYA and Amicus exchanged numerous revised drafts of, and held various calls and meetings to discuss, the PIPE investor presentation, research analyst coverage and outstanding information requests related thereto.

On September 17, 2021, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, ARYA’s management and representatives of Sponsor in attendance.  At the meeting, ARYA’s management,  representatives of Sponsor and representatives of K&E provided the ARYA directors with an overview of the potential Business Combination (including the potential benefits and the risks related thereto), the valuation of the combined company as implied by the terms of the potential business combination, including the PIPE Financing, and comparison of such valuation relative to certain publicly traded companies, the key terms of the potential transaction documents and the due diligence process and initial findings with respect to the Gene Therapy Business. Representatives from K&E also reviewed with the ARYA directors their fiduciary duties in connection with the potential business combination and the ARYA directors disclosed, discussed and acknowledged actual and potential conflicts of interests of the ARYA directors with respect to the potential business combination, including Perceptive Advisors’ existing approximate 9.7% ownership interest in Amicus.  Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of the independent directors to further discuss the potential business combination.

On September 24, 2021, a videoconference meeting of the ARYA Board was held with representatives of K&E, ARYA’s management and representatives of Sponsor in attendance.  At the meeting, ARYA’s management, representatives of K&E and representatives of Sponsor provided the ARYA directors with an update on the potential business combination and the process and timing thereof, including an update on the PIPE Financing process and Amicus potentially participating in the equity financing in connection with the deal. ARYA management also disclosed that the potential equity financing to be provided by Amicus in connection with the deal would be funded by a private investment in public equity by Amicus that would be announced concurrently with the announcement of the potential business combination (the “Amicus PIPE”), that the potential equity financing was one of the potential uses of the proceeds of the Amicus financing and that Perceptive Advisors intended to participate in the Amicus PIPE, which could constitute a conflict of interest.  In addition, the ARYA directors were provided an overview of the due diligence process and findings with respect to the Gene Therapy Business. The ARYA directors discussed and acknowledged the Amicus PIPE, including Perceptive Advisors’ participation.  Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of independent directors with K&E to further discuss, among other things, the potential business combination and other transactions and the legal due diligence findings with respect to the Gene Therapy Business.

On September 25, 2021, a final version of the Subscription Agreement was distributed to the prospective PIPE Investors, which reflected the outcome of negotiations between ARYA, Amicus and the prospective PIPE Investors and their respective representatives and advisors. On September 27, 2021, the prospective PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts, ARYA and Amicus determined final investment allocations with respect to the PIPE Financing and the PIPE Investors delivered executed Subscription Agreements to K&E.

Throughout the process of discussions between Amicus and ARYA regarding the potential business combination, the Amicus board held periodic meetings at which the directors received updates on, and discussed and provided feedback with respect to, the potential sale of the Gene Therapy Business, including with respect to the terms presented in the non-binding term sheet described above and the drafts of the transaction agreements.   On September 27, 2021, Amicus held a videoconference meeting of its board with representatives of Skadden to review the terms of the transaction, including the key terms of the various transaction documents and the matters that remained unresolved.  The Amicus board approved the terms of the transaction as presented and authorized management to continue to work to finalize the open terms and agreements.

On September 28, 2021, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, ARYA’s management and representatives of Sponsor in attendance. At the meeting, the ARYA directors were provided with an overview of the proposed business combination (including the potential benefits and the risks related thereto), the key terms of the other proposed transaction documents, the valuation of the combined company as implied by the terms of the potential business combination (including and comparison of such valuation relative to certain publicly traded companies) and the proposed resolutions to approve the Business Combination.  Representatives from K&E also reviewed with the ARYA directors their fiduciary duties in connection with the proposed business combination, and the ARYA directors acknowledged the conflicts of interests of the ARYA directors with respect to the proposed Business Combination (including Perceptive Advisors’ existing ownership interest in Amicus and its participation in the Amicus PIPE). ARYA’s independent directors (Messrs. Wider, Henderson and Ms. Trigg) also held an executive session of independent directors with K&E to further discuss the business combination and the proposed resolutions to, if the ARYA Board saw fit, approve the Business Combination prior to a motion being made to so approve such resolutions. Following the executive session of ARYA’s independent directors the full ARYA Board and other participants in the meeting reconvened and, based on the factors cited in “—Reasons for the Business Combination” and in light of the fact that the implied fair market value of Caritas in the business combination was in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account), ARYA’s independent directors, in a separate vote, and the entire ARYA Board each unanimously adopted and approved, among other resolutions, resolutions (a) determining that it is in the best interests of ARYA to negotiate, execute and deliver the Business Combination Agreement and the ancillary documents thereto and to consummate the transactions contemplated by each of the Business Combination Agreement and the ancillary documents thereto; (b) approving the Business Combination Agreement and ancillary documents thereto and approving ARYA’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, including the Domestication and the PIPE Financing; (c) authorizing and approving, subject to requisite approval of ARYA shareholders, the Post-Closing Incentive Equity Plan and Post-Closing Employee Stock Purchase Plan; (d) authorizing the calling of an extraordinary general meeting of ARYA shareholders on such date, location and time as determined by ARYA’s management; and (e) recommending that the ARYA shareholders vote in favor of the Business Combination Proposal, Domestication Proposal, the Charter Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal.

The ARYA Board did not obtain a third-party valuation or fairness opinion in connection with its resolution to approve the Business Combination but determined that ARYA’s management, the members of the ARYA Board and the other representatives of ARYA had substantial experience in evaluating the operating and financial and business merits of companies similar to New Caritas and reviewed certain financial and product information of the Gene Therapy Business and compared it to certain publicly traded companies as well as precedent gene therapy company transactions, selected based on the experience and the professional judgement of ARYA’s management, and concluded that the experience and background of ARYA’s management, the members of the ARYA Board and the other representatives and advisors of ARYA enabled the ARYA Board to make the necessary analyses and determinations regarding the Business Combination and the other matters for approval.

On September 29, 2021, the parties entered into the Business Combination Agreement and the related ancillary documents and the PIPE Investors (including the Perceptive PIPE Investor) executed and delivered the Subscription Agreements, which provided for binding subscriptions to purchase an aggregate of 20 million shares of New Caritas Common Stock at $10.00 per share.

On September 29, 2021, ARYA and Amicus issued a joint press release announcing the execution and delivery of the Business Combination Agreement, and ARYA filed two separate Current Reports on Form 8-K, the first of which included as exhibits (a) a joint press release, dated September 29, 2021, (b) an investor presentation providing information on the Gene Therapy Business and a summary of certain key terms of the business combination, and (c) a transcript of a conference call with investors and the second of which included as exhibits the Business Combination Agreement and certain related ancillary documents.

The ARYA Board’s Reasons for the Business Combination

The ARYA Board, in evaluating the transaction with Amicus with respect to the Gene Therapy Business, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the Domestication, are advisable, fair to and in the best interests of ARYA and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination and the Domestication, the ARYA Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ARYA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ARYA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ARYA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The members of the ARYA Board are well qualified to evaluate the transaction with Amicus with respect to the Gene Therapy Business. They have extensive transactional experience, particularly in the healthcare and life sciences industries.

A.          Development of next-generation genetic medicines. The ARYA Board believes that New Caritas has the potential to transform the lives of children and adults living with rare genetic diseases by harnessing the power of next-generation genetic medicine and gene therapy technologies through advanced protein engineering and innovative gene therapy vector technologies. Through its 60+ scientists and experienced development and leadership teams, New Caritas will develop and advance a series of novel platform technologies to address the key challenges to the safe and efficient gene transfer necessary for next-generation gene therapies. These include proprietary platform technologies and protein engineering capabilities designed to address delivery, safety, durability, and manufacturability of clinically differentiated gene therapies.

B.          Strong gene therapy pipeline founded on deep expertise and platform technologies. The ARYA Board believes that New Caritas will be one of the world’s preeminent next-generation genetic medicine companies because its gene therapy pipeline is founded on deep expertise and platform technologies in protein engineering and rare disease biology. The pipeline is led by two Batten disease programs with clinical proof of concept in CLN6 and CLN3, six active preclinical programs, including Fabry disease, Pompe disease, and CDKL5 Deficiency Disorder (CDD), as well as multiple discovery programs.

C.          Broad research collaboration with University of Pennsylvania with exclusive rights to new generation AAV technologies and strategic relationship with Thermo Fisher. The ARYA Board believes that New Caritas has the potential to successfully address a significant, unmet need in biomedical science through strong collaboration with the University of Pennsylvania. New Caritas will have exclusive, global rights to gene therapy programs for nearly 50 rare genetic diseases through its broad collaboration with Dr. Jim Wilson and the University of Pennsylvania team, including a majority of next-generation lysosomal disease programs as well as 11 more prevalent rare diseases. Among these are Angelman Syndrome, Duchenne Muscular Dystrophy, Rett Syndrome, Myotonic Dystrophy and select other muscular dystrophies. Dr. Jim Wilson will become a senior scientific and strategic advisor to New Caritas. Further, New Caritas’ strategic relationship with Thermo Fisher will allow for manufacturing of New Caritas gene therapies in the near future while New Caritas creates its own, state-of-the-art gene therapy manufacturing facility with commercial expansion capabilities.

D.          Strategic Collaboration with Amicus. The ARYA Board believes that the strategic relationship with Amicus will provide for an attractive risk and cost sharing partnership with Amicus that will provide access to an established orphan disease commercial platform. Following the Business Combination, Amicus will become the largest shareholder in New Caritas and retain co-development and commercialization rights to the Fabry and Pompe gene therapy programs. Over the course of members of the ARYA Board’s long-standing relationship with Amicus, the ARYA Board has come to believe in Amicus’ innovative science and experienced leadership team and its ability to help New Caritas through collaboration.

E.          Experienced public company leadership team and multidisciplinary management team. The ARYA Board believes that the proposed management team and gene therapy discovery, research and development team for New Caritas is proven, experienced and well-positioned to successfully lead New Caritas after the Business Combination and transform the field of genetic medicine.

F.          Advantages of a standalone gene therapy program. The ARYA Board believes that as a new, independent entity with approximately 120 employees, New Caritas will be better positioned to pursue its strategic priorities, accelerate its programs and discovery work, as well as adequately fund its manufacturing capabilities. The ARYA Board believes that after the Business Combination, New Caritas will be among the best funded gene therapy players with resources to fund operations into 2024.

G.          Results of due diligence and attractive valuation. The ARYA Board considered the scope of the due diligence investigations conducted by the ARYA management team and its advisors and evaluated the results thereof and information available to it related to the Gene Therapy Business, including attractive projected financial information. See “—Certain Company Projected Financial Information.”

The ARYA Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

A.          Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

B.          Liquidation of ARYA. The risks and costs to ARYA if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ARYA being unable to effect a business combination by March 2, 2023 and force ARYA to liquidate.

C.          Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting other business combination proposals, which restricts ARYA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

D.          Shareholder vote. The risk that ARYA’s shareholders may fail to provide the votes necessary to effect the Business Combination.

E.          Post-Business Combination corporate governance; terms of the Director Nomination Agreement. The corporate governance provisions of the Business Combination Agreement, the Director Nomination Agreement and the material provisions of the Proposed Governing Documents. See the section entitled “—Related Agreements—Director Nomination Agreement” for detailed discussions of the terms and conditions of these documents.

F.           Limitations of review. That the ARYA Board did not obtain an opinion from any independent investment banking or accounting firm analyzing whether the contributions to be made by Amicus in exchange for its interest in ARYA is fair to ARYA or its shareholders from a financial point of view. Accordingly, the ARYA Board considered that ARYA may not have properly valued the Gene Therapy Business.

G.          Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within ARYA’s control, including approval by ARYA shareholders, the expiration of the waiting period under the HSR Act and approval by Nasdaq of the initial listing application in connection with the Business Combination.

H.          Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

I.           Fees and expenses. The fees and expenses associated with completing the Business Combination.

J.           Other risks. Various other risks associated with the Business Combination, the business of ARYA and the Gene Therapy Business described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See the section entitled “Interests of ARYA’s Directors and Executive Officers in the Business Combination” for detailed discussions of these interests.

The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement, the Business Combination and the Domestication, were advisable, fair to, and in the best interests of, ARYA and its shareholders.

Summary of ARYA Financial Analysis

In connection with approving the Business Combination Agreement in September 2021, the ARYA Board reviewed certain financial and product information of publicly traded gene therapy companies selected based on the experience and professional judgement of ARYA’s management team as being comparable to New Caritas.

The following is a summary of the material comparable company analysis prepared by ARYA and reviewed by the ARYA Board. In reviewing these companies, the ARYA Board recognized that although each of the companies was comparable based on its status as a publicly traded gene therapy company, there were material differences among many of the companies based on, among other factors, the breadth and novelty of their technology platform and scientific approach, the stage of clinical development, the breadth and scope of their product pipeline, and the addressable patient population of the specific rare genetic diseases being targeted.  Among the comparable companies, ARYA’s management identified Taysha Gene Therapies, Inc. and Passage Bio, Inc. as the gene therapy companies that were  particularly relevant as valuation comparables for New Caritas based on their similar AAV9 Gene Therapy approaches,  the similar size of their clinical and preclinical portfolios, the prevalence of the underlying diseases being targeted, the technical and regulatory  risks associated with their current clinical programs, and their comparable balance sheet and funding needs.

In connection with its financial analysis, the ARYA Board also reviewed certain recent precedent gene therapy transactions.

In performing its analysis, ARYA’s management team made assumptions with respect to, among other things, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of ARYA, Amicus or any other parties to the Business Combination. None of Amicus, ARYA, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Gene Therapy Business do not purport to be appraisals or reflect the prices at which New Caritas’ securities may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

In September 2021, the ARYA Board reviewed the following financial data for the comparable publicly traded gene therapy companies for purposes of confirming and validating the $175 million pre-money valuation reflected in the Business Combination Agreement. ARYA reviewed the share price as of July 1, 2021, market capitalization, net cash, enterprise value, percentage of 52-week high, cash raised pre-IPO, IPO proceeds, cash raised post-IPO, number of public financing rounds and product information, including the lead product, indication, prevalence of indication per 100,000 persons, phase of development, vector, clinical compounds and preclinical compounds (collectively, the “Product Information”), of each of the comparable gene therapy companies, which ARYA management deemed relevant based on its professional judgment and expertise, and compared them to those of the Gene Therapy Business, determined in accordance with the valuation analysis described above. The Product Information related to the Gene Therapy Business was provided to ARYA by Amicus and was used by ARYA to compare the Gene Therapy Business with the comparable gene therapy companies.

										Product Information
Company(1)	Share Price($) (07/01/21)	Market Cap ($m)	Net Cash ($m)	Enterprise Value ($m)	% of 52-week High	Cash Raised pre-IPO ($m)	IPO Proceeds	Cash Raised Post-IPO(2) ($m)	# of Public Rounds	Lead Product	Indication	Prevalence (per 100,000)	Phase of Development	Vector	Clinical Compounds	Preclinical Compounds
Comparable Companies
4D Molecular Therapeutics, Inc.	24.09	$644	$244	$401	44%	$202	$193	na	1	4D-125	XLRP	2.5	1	AAV4D- 125	3	3
Freeline Therapeutics Holdings plc	8.23	$295	$165	$130	44%	$313	$159	na	1	FLT180a	Hemophilia B	5	1/2	AAVS3	2	2
MeiraGTx Holdings plc	16.00	$709	$147	$561	87%	$12	$75	$139	3	AAV-RPGR	XLRP	2.5	1/2	AAV2/5	6	2
Passage Bio, Inc.	14.95	$805	$408	$397	48%	$245	$216	$279	3	PGBM01	GM1 Gangliosidosis	0.7	1/2	AAVhu68	3	1
Rocket Pharmaceuticals Inc.	46.23	$2,931	$399	$2,532	69%	$42	-	$68	2	RP-L102	Fanconi Anemia	0.6	2	LVV	5	0
Sio Gene Therapies Inc.	2.70	$188	$110	$78	47%	na	$315	$330	5	AXO-AAV-GM1	GM1 Gangliosidosis	0.7	2	AAV9	3	0
Solid Biosciences Inc.	3.77	$416	$246	$170	33%	$93	$125	$175	3	SGT-001	DMD	9.9	1/2	AAV9	1	1
Taysha Gene Therapies, Inc.	21.00	$796	$171	$625	63%	$134	$157	na	1	TSHA-120	Giant Axonal Neuropathy	< 0.001	1/2	AAV9	3	9
uniQure N.V.	31.26	$1,438	$570	$868	60%	$68	$92	$733	6	AMT-061	Hemophilia B	5	3	AAV5	2	8

Mean		$914	$273	$640	55%	$139	$167	$287	3						3	3
Median		$709	$244	$401	48%	$113	$158	$227	3						3	2

Caritas Therapeutics (pre-money)		$175	$0	$175	-					AT- GTX- 501	CLN6 Batten Disease CLN3 Batten Disease	< 0.0011	1/2	AAV9	2	8
Caritas Therapeutics (post-money)(3)		$617	$375	$242	-					AT- GTX- 501	CLN6 Batten Disease CLN3 Batten Disease	< 0.0011	1/2	AAV9	2	8

(1)
While certain facets of the selected companies are comparable to New Caritas, the ARYA management team believes that Taysha Gene Therapies, Inc. and Passage Bio, Inc. represent the most suitable comparables for New Caritas

(2)	Does not include at the market (“ATM”) offerings.
(3)	Assumes $200 PIPE Financing at $10 per share with a $50m contribution by Amicus; no redemptions.

Sources: Capital IQ, Pitchbook, Orphanet & scientific literature, company filings and websites.

As noted above, based on Taysha Gene Therapies, Inc.’s and Passage Bio, Inc.’s similar characteristics to the Gene Therapy Business and a comparison of Taysha Gene Therapies, Inc.’s and Passage Bio, Inc.’s financial information and Product Information, the ARYA Board determined that Taysha Gene Therapies, Inc. and Passage Bio, Inc. were the most comparable companies. In addition, the ARYA Board noted that Taysha Gene Therapies, Inc.’s and Passage Bio, Inc.’s September 2021 enterprise values of approximately $625 million and $397 million, respectively, as indicated in the above table, supported the reasonableness and attractiveness of the $175 million valuation of the Gene Therapy Business. The $175 million valuation of the Gene Therapy Business represented a 56% discount to the enterprise valuation of Passage Bio, Inc. and a 72% discount to the enterprise value of Taysha Gene Therapies, Inc. and also represented a 70% discount to the mean enterprise value of the comparable gene therapy companies and a 56% discount to the median enterprise value of the comparable gene therapy companies selected by the ARYA management team.

Precedent Gene Therapy Transactions

In order to support the valuation and attractiveness of the Business Combination, the ARYA Board also reviewed the precedent gene therapy transactions below.

			Transaction Terms							Product Information
Announcement Date	Target	Acquiror	Upfront ($m)	Contingent ($m)	Total ($m)	Cash Raised pre-IPO ($m)	IPO Proceeds	Cash Raised Post-IPO(1) ($m)	# of Public Rounds	Lead Product	Indication	Prevalence (per 100,000)	Phase of Development	Vector	Clinical Compounds	Preclin. Compounds
15-Dec-20	Prevail	Eli Lily	880	160	1,040	$125	$125	na	1	PR001	PD-GBA	14.4	1/2	AAV9	2	2
26-Oct-20	AskBio	Bayer	2,000	2,000	4,000	235	na	na	na	AAV2/8LSPhGAA	Pompe	1.7	1/2	AAV2/8	3	4
02-Dec-19	Audentes Therapeutics	Astellas	2,747	-	2,747	134	75	201	2	AT132	XLMM	2	1/2 complete	AAV8	1	4
04-Mar-19	Nightstar Therapeutics	Biogen	877	-	877	112	86	na	1	NSR-REP1	Choroideremia	0.75	3	AAV2	2	5
25-Feb-19	Spark Therapeutics	Roche	4,348	-	4,348	133	161	181	2	Luxturna	Leber’s congenitala-maurosis	0.75	Approved	AAV2	3	3
09-Apr-18	AveXis	Novartis	8,023	-	8,023	-	109	650	3	Zolgensma	SMA-1	1	3	AAV9	2	4

Mean			3,146	1,080	3,506	148	111	344	2			3			2	4
Median			2,374	1,080	3,374	133	109	201	2			1			2	4

	Caritas Therapeutics		$175	-	$175	$0	$375	$375	–	AT- GTX- 501	CLN6 Batten Disease CLN3 Batten Disease	< 0.001 1	1/2	AAV9	2	8

(1)	Does not include ATM offerings.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents that any business acquired by ARYA have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of the Gene Therapy Business generally used to approve the transaction, the ARYA board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of ARYA and its shareholders and appropriately reflected the Gene Therapy Business’ value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as the Gene Therapy Business’ potential for future growth in revenue and profits. The ARYA Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Caritas met this requirement.

Interests of ARYA’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for the 3,737,500 Class B ordinary shares currently owned by the initial shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•	the fact that Sponsor paid $4,990,000 for its private placement shares, and that the private placement shares would be worthless if a business combination is not consummated by March 2, 2023;

•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if ARYA fails to complete an initial business combination by March 2, 2023;

•	the fact that the Investor Rights Agreement has been entered into by the initial shareholders;

•	the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase 5,000,000 shares in the PIPE Financing;

•
the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to ARYA in an aggregate amount of up to $1,500,000 may be converted into private placement shares in connection with the consummation of the Business Combination;

•	the continued indemnification of ARYA’s directors and officers and the continuation of ARYA’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 2, 2023;

•
the fact that if the trust account is liquidated, including in the event ARYA is unable to complete an initial business combination by March 2, 2023, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that ARYA may be entitled to distribute or pay over funds held by ARYA outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•
certain of our officers and directors are affiliates of Perceptive Advisors, which, after its purchase of 3,438,114 shares of common stock of Amicus for approximately $35.0 million in a private placement on September 29, 2021, has an approximate 9.5% equity stake in Amicus.

The initial shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, ARYA’s initial shareholders own approximately 22.1% of the issued and outstanding ordinary shares. See “Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Caritas and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Caritas’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Certain Engagements in Connection with the Business Combination and Related Transactions

In addition, Goldman and Jefferies (together with their respective affiliates) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, Goldman, Jefferies and their respective affiliates have provided various investment banking and other commercial dealings services unrelated to the Business Combination or the PIPE to ARYA and its affiliates, and have received customary compensation in connection therewith. In addition, Goldman and Jefferies and their affiliates may provide investment banking and other commercial dealings to ARYA, Amicus and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of their business activities, Goldman, Jefferies and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ARYA or Amicus, or their respective affiliates. Goldman, Jefferies and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization because Caritas has been determined to be the accounting acquirer under U.S. GAAP. Under this method of accounting, ARYA has been treated as the “acquired” company for financial reporting purposes. This determination was primarily because (i) the pre-combination equity holder of Caritas, Amicus, will indirectly be the largest single shareholder of New Caritas; (ii) certain members of the senior management of Amicus and the Gene Therapy Business will comprise the new senior management of Caritas; and (iii) operations of the Gene Therapy Business will comprise the ongoing operations of New Caritas. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Caritas with the Business Combination being treated as the equivalent of Caritas issuing equity for the net assets of ARYA, accompanied by a recapitalization, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Amicus portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 14, 2021, ARYA and Amicus filed the required forms under the HSR Act with the Antitrust Division and the FTC and on [●], 2021, the applicable 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Caritas’ assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ARYA cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ARYA cannot assure you as to its result.

None of ARYA or Amicus are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that ARYA’s entry into the Business Combination Agreement, dated as of September 29, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Amicus”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”) and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, (a) a pre-closing reorganization of Amicus will be effected pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas (the “Pre-Closing Reorganization”), (b) on the Closing Date (as defined in the accompanying proxy statement/prospectus), (A) ARYA will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating under the laws of the State of Delaware (the “Domestication”) upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (“New Caritas”, provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus), (B) each outstanding Class A ordinary share, par value $0.0001 per share of ARYA (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of ARYA (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class A Common Stock”), and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication, (c) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of common units (“Units”) equal to the Transaction Equity Security Amount (as defined in the accompanying proxy statement/prospectus) based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make an additional cash contribution of $50 million (the “Amicus Contribution Amount”) in exchange for a number of Units equal to Amicus Contribution Equity Amount (as defined in the accompanying proxy statement/prospectus), (D) ARYA will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares (as defined in the accompanying proxy statement/prospectus) and (E) New Caritas will issue to Amicus GT a number of shares of Class B common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class B Common Stock”) (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT such that following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R Company LLC Agreement, the Tax Receivable Agreement, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the Director Nomination Agreement, the Co-Development and Collaboration Agreement and the Transition Services Agreement, each in the form attached to the proxy statement/prospectus as Annex N, Annex O, Annex F, Annex E, Annex G, Annex H, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT THE ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the board of directors of ARYA has unanimously approved, and ARYA shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of ARYA’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, ARYA will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ARYA will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the Effective Time, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of ARYA will be converted, on a one-for-one basis, into shares of New Caritas Class A Common Stock.

The Domestication Proposal, if approved, will approve a change of ARYA’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ARYA is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New Caritas will be governed by the DGCL. We encourage shareholders to carefully consult the information on the Proposed Governing Documents set out below under “Comparison of Corporate Governance and Shareholder Rights.” The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents and we encourage shareholders to carefully consult the information set out below under “Advisory Governing Documents Proposals,” the Existing Governing Documents of ARYA, attached hereto as Annex B and the Proposed Certificate of Incorporation of New Caritas, attached hereto as Annex C.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of ARYA and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•
Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•
Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Caritas, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Caritas’ stockholders from possible abuses by directors and officers.

•
Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Caritas’ incorporation in Delaware may make New Caritas more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Caritas to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of ARYA as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Caritas immediately following the Domestication will be the same as those of ARYA immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that ARYA be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, ARYA be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of ARYA as a corporation in the State of Delaware, the name of ARYA be changed from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

CHARTER PROPOSAL

Overview

ARYA is asking its shareholders to adopt the Proposed Certificate of Incorporation in the form attached hereto as Annex C, which, in the judgment of the ARYA Board, is necessary to adequately address the needs of ARYA following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the Amended and Restated Memorandum and Articles of Association of ARYA under Cayman Islands law and the Proposed Certificate of Incorporation under the DGCL, please see “Advisory Governing Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex C.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of ARYA currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation (a copy of which is attached to this proxy statement/prospectus as Annex C) including the authorization of the change in authorized share capital as indicated therein and the change of name to ‘Caritas Therapeutics, Inc.’”

Required Vote With Respect to the Charter Proposal

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Charter Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSALS

If each of the following Advisory Governing Documents Proposals and the Condition Precedent Proposals are approved and the Business Combination is to be consummated, ARYA will replace the Existing Governing Documents with the Proposed Certificate of Incorporation.

ARYA’s shareholders are asked to consider, vote upon and approve, on a non-binding advisory basis, four (4) separate governance proposals, also referred to herein as Advisory Governing Documents Proposals, in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation. In the judgment of the ARYA Board, these proposals are necessary to adequately address the needs of ARYA and its shareholders following the consummation of the Business Combination and the Domestication. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, ARYA intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.

The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation for New Caritas. This summary is qualified in its entirety by reference to the complete text of the Existing Governing Documents of ARYA, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms. Additionally, as the Existing Governing Documents are governed by Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	Existing Governing Documents	Proposed Certificate of Incorporation
Authorized Shares (Advisory Governing Documents Proposal A)
The share capital under the Existing Governing Documents is US$50,000 divided into 479,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share.

The Proposed Certificate of Incorporation authorizes 250,000,000 shares of New Caritas Class A Common Stock, 70,000,000 shares of New Caritas Class B Common Stock and 12,500,000 shares of New Caritas Preferred Stock.

	See paragraph 8 of the Memorandum of Association.	See Article IV, Section A of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Advisory Governing Documents Proposal B)
The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Certificate of Incorporation authorizes the board of directors to issue shares of preferred stock from time to time in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

	Existing Governing Documents	Proposed Certificate of Incorporation
	See paragraph 8 of the Memorandum of Association and Article 3 of the Articles of Association.	See Article IV, Section C of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Advisory Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders, but prohibits the ability of stockholders to act by written consent in lieu of a meeting.

	See Articles 14 and 15 of our Articles of Association.	See Article V, Section A and Article VI, Section A of the Proposed Certificate of Incorporation.

Corporate Name (Advisory Governing Documents Proposal D)	The Existing Governing Documents provide the name of the company is “ARYA Sciences Acquisition Corp IV”	The Proposed Certificate of Incorporation provides that the name of the corporation will be “Caritas Therapeutics, Inc.”

	See paragraph 1 of our Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Advisory Governing Documents Proposal D)
The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by March 2, 2023 (twenty-four months after the closing of ARYA’s initial public offering), ARYA will cease all operations except for the purposes of winding up and will redeem the shares issued in ARYA’s initial public offering and liquidate its trust account.

The Proposed Certificate of Incorporation does not limit the duration of the corporation’s existence to a specified date. Therefore, the corporation will have perpetual existence, which is the default under the DGCL.

	See Article 38 of our Articles of Association.	This is the default rule under the DGCL

	Existing Governing Documents	Proposed Certificate of Incorporation
Takeovers by Interested Stockholders (Advisory Governing Documents Proposal D)	The Existing Governing Documents do not provide restrictions on takeovers of ARYA by a related shareholder following a business combination.
The Proposed Certificate of Incorporation contains a provision opting out of Section 203 of the DGCL, and therefore, New Caritas will not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders.

See Article I of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Advisory Governing Documents Proposal D)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 38 of our Articles of Association.

ADVISORY GOVERNING DOCUMENTS PROPOSAL A—ADVISORY VOTE ON THE APPROVAL OF AN AMENDMENT TO CHANGE AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Advisory Governing Documents Proposal A—an advisory vote on the amendment to approve the change in the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 250,000,000 shares of New Caritas Class A Common Stock, (b) 70,000,000 shares of New Caritas Class B Common Stock and (c) 12,500,000 shares of New Caritas Preferred Stock. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

As of the date of this proxy statement/prospectus, there are 19,186,500 ordinary shares issued and outstanding, which includes an aggregate of 499,000 private placement shares and 3,737,500 Class B ordinary shares held by the initial shareholders, including Sponsor.

In connection with the Domestication, on the Closing Date prior to the Effective Time, each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of ARYA will be converted, on a one-for-one basis, into shares of New Caritas Class A Common Stock.

In order to ensure that New Caritas has sufficient authorized capital for future issuances, the Proposed Certificate of Incorporation of New Caritas changes the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000, par value $0.0001 per share preference shares to (a) 250,000,000 shares of New Caritas Class A Common Stock, (b) 70,000,000 shares of New Caritas Class B Common Stock and (c) 12,500,000 shares of New Caritas Preferred Stock, par value $0.0001 per share.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New Caritas, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New Caritas that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for New Caritas to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Vote Required for Approval

The approval of Advisory Governing Documents Proposal A, on an advisory basis in a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Advisory Governing Documents Proposal A is an advisory vote, and therefore, is not binding on ARYA or New Caritas or their respective boards of directors (separate and apart from the approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote, ARYA intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to change the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 250,000,000 shares of New Caritas Class A Common Stock, (b) 70,000,000 shares of New Caritas Class B Common Stock and (c) 12,500,000 shares of New Caritas Preferred Stock be approved on a non-binding advisory basis.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNING DOCUMENTS PROPOSAL A ON AN ADVISORY BASIS IN A NON-BINDING VOTE.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL B—ADVISORY VOTE ON THE APPROVAL OF A PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW CARITAS AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Advisory Governing Documents Proposal B—an advisory vote on an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the DGCL. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

Our shareholders are also being asked to approve, on an advisory, non-binding vote, Advisory Governing Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Caritas after the Business Combination.

Advisory Governing Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the New Caritas Board, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New Caritas, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide New Caritas with needed flexibility to issue shares in the future in a timely manner and under circumstances the New Caritas Board considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the New Caritas Board to render it more difficult or to discourage an attempt to obtain control of New Caritas and entrench its management, which may adversely affect the market price of New Caritas stock. If, in the due exercise of its fiduciary obligations, for example, the New Caritas Board was to determine that a takeover proposal was not in the best interests of New Caritas, such preferred stock could be issued by New Caritas without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the New Caritas Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Caritas Board to issue the authorized preferred stock on its own volition will also enable New Caritas to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Caritas currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Caritas Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal B, on an advisory basis in a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Advisory Governing Documents Proposal B is an advisory vote, and therefore, is not binding on ARYA or New Caritas or their respective boards of directors (separate and apart from the approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote, ARYA intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the New Caritas Board and as may be permitted by the DGCL be approved, on a non-binding advisory basis.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNING DOCUMENTS PROPOSAL B ON AN ADVISORY BASIS IN A NON-BINDING VOTE.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL C—ADVISORY VOTE ON THE APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Advisory Governing Documents Proposal C—an advisory vote on an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting.

Our shareholders are also being asked to approve, on an advisory, non-binding vote, Advisory Governing Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Caritas after the Business Combination.

The Proposed Certificate of Incorporation stipulates that any action required or permitted to be taken by the stockholders of New Caritas must be effected at a duly called annual or special meeting of stockholders of New Caritas, and may not be effected by any consent in writing by such stockholders.

This summary is qualified in its entirety by reference to the complete text of the Proposed Certificate of Incorporation of New Caritas, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.

Reasons for the Amendments

Under the Proposed Certificate of Incorporation, New Caritas’ stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Caritas’ organizational documents outside of a duly called special or annual meeting of the stockholders of New Caritas. Further, our board of directors believes that eliminating stockholders’ ability to act by written consent will reduce the time and effort the New Caritas Board and management would need to devote to stockholder proposals, which time and effort could distract New Caritas’ directors and management from other important company business.

In addition, the elimination of New Caritas’ stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the New Caritas Board only at a duly called meeting of stockholders. However, this proposal is not in response to any effort of which ARYA is aware to obtain control of New Caritas, and ARYA and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations (other than those set forth in the Proposed Governing Documents). Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other efforts to take control of New Caritas. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Caritas Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal C, on an advisory basis in a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Advisory Governing Documents Proposal C is an advisory vote, and therefore, is not binding on ARYA or New Caritas or their respective boards of directors (separate and apart from the approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote, ARYA intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting be approved on a non-binding advisory basis.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNING DOCUMENTS PROPOSAL C ON AN ADVISORY BASIS IN A NON-BINDING VOTE.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL D—ADVISORY VOTE ON THE APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED CERTIFICATE OF INCORPORATION

Overview

Advisory Governing Documents Proposal D—advisory vote on certain other changes in connection with (i) changing the post-Business Combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” (which is expected to occur upon the consummation of the Domestication in connection with the Business Combination), (ii) making New Caritas’ corporate existence perpetual, (iii) electing for New Caritas to not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the ARYA Board believes are necessary to adequately address the needs of New Caritas after the Business Combination.

Our shareholders are also being asked to approve, on an advisory, non-binding vote, Advisory Governing Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Caritas after the Business Combination.

The Proposed Certificate of Incorporation will be further amended in connection with the Business Combination to provide that the name of the corporation will be “Caritas Therapeutics, Inc.” In addition, the Proposed Certificate of Incorporation will make New Caritas’ corporate existence perpetual.

New Caritas will elect to not be governed by  Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless certain conditions are met. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders. By including such an opt-out provision in the Proposed Certificate of Incorporation, New Caritas will not be subject to Section 203 of the DGCL.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New Caritas will not be a blank check company.

Approval of each of the Advisory Governing Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the consummation of the Domestication, in the wholesale replacement of ARYA’s Existing Governing Documents with New Caritas’ Proposed Certificate of Incorporation.

While certain material changes between the Existing Governing Documents and the Proposed Certificate of Incorporation have been unbundled into distinct Advisory Governing Documents Proposals or otherwise identified in this Advisory Governing Documents Proposal D, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Advisory Governing Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Governing Documents of New Caritas, attached hereto as Annex C and Annex D, as well as the information set forth under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” is desirable to reflect the Business Combination with Caritas and to clearly identify New Caritas as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New Caritas’ corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Caritas following the Business Combination.

Business Combinations with Interested Stockholders

New Caritas will not be  governed by Section 203 of the DGCL. Our board of directors believes that while the provisions of Section 203 of the DGCL may provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New Caritas without paying a fair premium to all stockholders.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Certificate of Incorporation does not include the requirement to dissolve New Caritas and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and our board of directors believes it is the most appropriate period for New Caritas following the Business Combination. In addition, certain other provisions in our Existing Governing Documents require that proceeds from ARYA’s initial public offering be held in the trust account until a business combination or liquidation of ARYA has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal D, on an advisory basis in a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

As discussed above, a vote to approve Advisory Governing Documents Proposal D is an advisory vote, and therefore, is not binding on ARYA or New Caritas or their respective boards of directors (separate and apart from the approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote, ARYA intends that the Proposed Certificate of Incorporation in the form set forth on Annex C will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal and the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication (a copy of which is attached to the proxy statement/prospectus as Annex C), including (i) changing the post-Business Combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” (which is expected to occur upon the consummation of the Domestication), (ii) making New Caritas’ corporate existence perpetual, (iii) electing for New Caritas to not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved on a non-binding advisory basis.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNING DOCUMENTS PROPOSAL D ON AN ADVISORY BASIS IN A NON-BINDING VOTE.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NASDAQ PROPOSAL

Overview

The Nasdaq Proposal—to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the Nasdaq Stock Exchange Listing Rules (each, a “Nasdaq Listing Rule”) 5635(a), (b), (c) and (d), the issuance of shares of New Caritas Class A Common Stock in connection with the Business Combination and the PIPE Financing, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635(a), (b), (c) or (d) (such proposal, the “Nasdaq Proposal”).

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Under Nasdaq Listing Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Business Combination Agreement, ARYA currently expects to issue an estimated 124,482,062 shares of New Caritas Class A Common Stock (assuming that none of ARYA’s outstanding public shares are redeemed) in connection with the Business Combination and the PIPE Financing. For further details, see “Business Combination Proposal— Consideration to Amicus GT in the Business Combination” and “Incentive Award Plan Proposal.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because Sponsor currently owns greater than 5% of ARYA’s ordinary shares, Sponsor and Perceptive PIPE Investor are considered substantial shareholders of ARYA under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Financing, Perceptive PIPE Investor is expected to be issued 5,000,000 shares of New Caritas Class A Common Stock.

In the event that this proposal is not approved by ARYA shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by ARYA shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Caritas Class A Common Stock pursuant to the Business Combination Agreement, New Caritas will not issue such shares of New Caritas Class A Common Stock.

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of shares of New Caritas Class A Common Stock be approved.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE INCENTIVE AWARD PLAN PROPOSAL

We are seeking shareholder approval for the 2021 Plan. The 2021 Plan is being adopted in connection with the Business Combination Agreement and will become effective upon the Closing. The 2021 Plan, if approved by shareholders, will allow New Caritas to provide equity awards as part of New Caritas’ compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased stockholder value. Non-approval of the 2021 Plan will compel New Caritas to significantly increase the cash component of employee compensation following the Closing to continue to attract and retain key employees because New Caritas would need to replace components of compensation Amicus previously delivered in equity awards, which would therefore reduce New Caritas’ operating cash flow.

Both of the Boards of ARYA and Amicus and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the 2021 Plan increase New Caritas’ ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, helps New Caritas to recruit, reward, motive, and retain talented personnel. Both of the Boards of ARYA and Amicus and their respective compensation committees believe that the approval of the 2021 Plan is essential to New Caritas’ continued success, and in particular, New Caritas’ ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which New Caritas will compete. Such awards also are crucial to New Caritas’ ability to motivate employees to achieve its goals.

The following is a summary of the principal features of the 2021 Plan. This summary does not contain all of the terms and conditions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan as set forth in Annex I attached to this proxy statement/prospectus.

Principal Provisions of the 2021 Plan

Awards.   The 2021 Plan authorizes the award of: (i) stock options (both incentive stock options and nonstatutory stock options), (ii) SARs, (iii) restricted stock, (iv) RSUs, (v) stock grants, (vi) other stock-based awards, and (vii) performance awards. Incentive stock options may be granted only to employees. All other types of awards may be issued to employees, directors, consultants, and other service providers.

Shares Subject to 2021 Plan.   Subject to adjustment, as described below, the aggregate number of shares of New Caritas Class A Common Stock that may be issued under the 2021 Plan is the sum of: (i) 9,000,000, (ii) an increase on the later of January 1, 2022 or sixty (60) days following the consummation of the transactions contemplated by the Business Combination Agreement equal to 5% of the New Caritas Common Stock issued and outstanding on the day immediately preceding such increase and (iii) an annual increase on January 1, 2023 and each anniversary of such date prior to the termination of the 2021 Plan, equal to the lesser of (x) 5% of the New Caritas Common Stock issued and outstanding on the day immediately preceding such increase and (y) such smaller number of shares of New Caritas Common Stock as determined by New Caritas’ board of directors. No more than 9,000,000 shares of New Caritas Common Stock may be issued under the 2021 Plan through incentive stock options. Any shares of New Caritas Class A Common Stock issued by New Caritas through the assumption or substitution of outstanding grants in connection with our acquisition of another entity will not reduce the maximum number of shares of New Caritas Class A Common Stock available for delivery under the 2021 Plan.

To the extent an award granted under the 2021 Plan expires, terminates, is canceled, or is forfeited for any reason, the shares underlying the award (only to the extent of such expiration, termination, cancellation or forfeiture) will be available for new grants under the 2021 Plan. In addition, shares that are withheld for the payment of taxes or in satisfaction of the exercise price for a stock option award will become available for new grants under the 2021 Plan. Shares subject to a stock-settled SAR that are not delivered to a grantee upon settlement of the SAR, and shares associated with an award that is cash-settled, will also become available for new grants under the 2021 Plan.

In order to comply with foreign law, the New Caritas compensation committee may modify the terms of awards made to foreign participants or establish supplements or alterative versions of the 2021 Plan, provided that no such action may increase the number of shares available for grant under the 2021 Plan.

Eligibility.   Any of our employees, directors, consultants, and other service providers, and those of our affiliates, are eligible to participate in the 2021 Plan. As of the Closing, New Caritas expects to employ or engage approximately [NUMBER] employees, [NUMBER] directors, [NUMBER] consultants and [NUMBER] other service providers, all of whom would be eligible to participate in the 2021 Plan. Participants will be selected in the discretion of the compensation committee.

Administration.   We expect that the 2021 Plan will be administered by the New Caritas compensation committee, but the board of directors may itself exercise any of the powers and responsibilities assigned to the compensation committee under the 2021 Plan. The compensation committee will have the authority to, among other things, interpret the 2021 Plan and award agreements, select grantees, determine the vesting, payment, and other terms of awards, and modify or amend awards (including accelerating the vesting of awards and determining whether any applicable performance goals are satisfied). The compensation committee may delegate to one or more of officers the authority to issue awards under the 2021 Plan to grantees who are not executive officers, subject to applicable law and parameters established by the compensation committee.

Adjustments.   In the event of certain corporate events or transactions (such as a merger, consolidation, sale of all or substantially all of the property of New Caritas, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to New Caritas Class A Common Stock or other securities) resulting in changes to the number or type of shares outstanding under the 2021 Plan, the compensation committee will make appropriate and proportionate adjustments or substitutions to the maximum number and kind of shares that may be issued under the 2021 Plan, the number and kind of shares subject to outstanding awards, the exercise price of outstanding stock options and SARs (without change in the aggregate purchase price as to which such awards remain exercisable), the performance goals applicable to any outstanding performance award, and/or any other affected terms and conditions of the 2021 Plan or outstanding awards.

Vesting Conditions.   The compensation committee determines the vesting conditions for awards. Vesting conditions may include the continued employment or service of the participant, the attainment of specified individual or corporate performance goals, or other factors in the compensation committee’s discretion.

Stock options.   The 2021 Plan provides for the grant of both incentive stock options and nonstatutory stock options.  A stock option entitles the holder to purchase from us a stated number of shares of New Caritas Class A Common Stock. An incentive stock option (“ISO”) may only be granted to our employees or the employees of our affiliates. The compensation committee will specify the number of shares of New Caritas Class A Common Stock subject to each stock option and the exercise price for such stock option, provided that the exercise price may not be less than the fair market value of a share of New Caritas Class A Common Stock on the date the stock option is granted. However, for an ISO granted to any 10% stockholder, the exercise price shall not be less than 110% of the fair market value of New Caritas Class A Common Stock on the date the stock option is granted.

Generally, stock options may be exercised in whole or in part through a cash payment. The compensation committee, however, may in its discretion permit payment of the exercise price through other methods. For example, the compensation committee may permit the stock option holder to surrender previously acquired shares, or to “net settle” the stock option, which involves the cancellation of a portion of the stock option to cover the cost of exercising the balance of the stock option.

All stock options shall be exercisable in accordance with the terms of the applicable award agreement. The maximum term of a stock option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% stockholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of New Caritas Class A Common Stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as nonstatutory stock options.

Stock Appreciation Rights.   A SAR provides for a payment, in cash or shares of New Caritas Class A Common Stock or a combination of both, to the holder based upon the difference between the fair market value of New Caritas Class A Common Stock on the date of exercise and a predetermined base price in the award agreement, multiplied by the number of shares. The base price of a SAR must be at least equal to the fair market value of a share of New Caritas Class A Common Stock on the date of grant. SARs may not have a term that is longer than 10 years from the date of grant.

Restricted Stock.   An award of restricted stock is an issuance of shares of New Caritas Class A Common Stock subject to forfeiture restrictions that lapse based on the satisfaction of service and/or performance conditions. The price, if any, of each share subject to an award of restricted stock will be determined by the compensation committee. At all times prior to lapse of any risk of forfeiture applicable to the award of restricted stock, a participant will have the rights of a stockholder, including the right to vote the shares of restricted stock. At the discretion of the compensation committee, participants may be entitled to dividend rights paid in the form of cash or shares for unvested restricted stock, if such restricted stock ultimately vests. Unless the compensation committee otherwise provides, such amounts will be paid, if at all, without interest or other earnings.

Restricted Stock Units.   RSUs represent the right to receive shares of New Caritas Class A Common Stock at a specified time in the future, following the satisfaction of specified service and/or performance conditions. No holder of RSUs will have the rights of a stockholder with respect to those RSUs, such as the right to vote, unless the specified service and/or performance conditions have been fulfilled and shares have been issued. At the discretion of the compensation committee, the award agreement may provide dividend equivalent payments or unit credits.

Stock Grants.   Stock grants are awards that are not subject to forfeiture conditions. Stock grants can be issued in cash, other property or services, or any combination, at the discretion of the compensation committee. Stock grants may be awarded in circumstances the compensation committee deems appropriate, such as recognition of significant contributions to the company or in lieu of compensation otherwise already due, subject to applicable law.

Other Stock Based Awards.   At the discretion of compensation committee, other stock based awards may be granted to participants. The award agreement will determine the terms and conditions of each such award, including, as applicable, the term, any exercise or purchase price, and vesting conditions. Payment relating to other stock based awards may be made in cash, shares, or a combination of both, at the discretion of the compensation committee.

Performance Awards.   Performance awards may be granted as shares of New Caritas Class A Common Stock, a specified number of other awards, or a combination. Any award granted under the 2021 Plan may be designated as a performance award by conditioning the vesting or settlement of the award upon the satisfaction of one or more performance goals. Performance awards can be earned upon achievement or satisfaction of individual or corporate performance goals determined by the compensation committee. The compensation committee may specify other terms of the performance award in the award agreement, such as treatment under a change of control.

Effect of Termination of Service on Awards.   Generally, retirement under the 2021 Plan means a termination of service (other than by the Company for cause) after the participant has attained at least 5 years of continuous service, is at least 55 years old, and the sum of the participant’s age and years of service is at least 67 years.

Unless otherwise provided by the compensation committee, if a participant terminates service with us (or our affiliates) due to death, disability, or retirement:

•
Any unvested stock options and SARs that would have become vested and exercisable prior to the second anniversary of the participant’s termination based solely on the participant’s continued service through that time, will become exercisable on the initially scheduled vesting date. All of the participant’s vested stock options and SARs (including those that vest pursuant to the preceding sentence) will remain exercisable until the earlier of the fourth anniversary of the termination date and the original expiration date of the term of the award. Stock options and SARs that will not become exercisable at any time following termination of service will be forfeited.

•
Any unvested shares of restricted stock or RSUs that were initially scheduled to vest within the two years following the participant’s termination of service based solely on the participant’s continued service, will vest, and all other shares of restricted stock and RSUs will be forfeited. For any RSUs that are subject to one or more performance goals (“PRSUs”), however, upon death, disability or retirement, a pro-rated portion of the PRSU (based on the number of days worked during the performance period) will remain outstanding and eligible to become vested, if at all, based on the satisfaction of the applicable performance goals at the end of the performance period.

Unless otherwise provided by the compensation committee, if a participant terminates service with us (or our affiliates) for any other reason:

•
Unvested stock options, SARs, restricted stock, RSUs and PRSUs will generally be forfeited immediately as of the termination date. Vested stock options and SARs will generally remain exercisable until the earlier of 90 days following the termination and the original expiration date of the term of the award.

The effect of a termination of service on other awards will be determined by the compensation committee.

Change of control.   Upon or in anticipation of a change of control (which includes certain merger, asset or stock transactions, certain changes in our board of directors’ composition, a liquidation or dissolution of the Company and any other event deemed by our board of directors to constitute a change of control), the compensation committee may in its sole discretion take such actions as it deems appropriate with respect to outstanding awards under the 2021 Plan, contingent upon the occurrence of such change of control. Such actions may include (among other things) the acceleration of award vesting, the assumption or substitution of awards, the cancellation of unexercised or unvested awards (with or without consideration), permitting any stock options or SARs to be fully vested and immediately exercisable for a reasonable period in advance of the change of control (and to the extent not exercised, to be cancelled upon the closing of the change of control), the redemption or cash out of awards, the cancellation of underwater stock options or SARs for no consideration, the modification of performance conditions, or any other action that the compensation committee determines to be appropriate under the circumstances. In the discretion of our compensation committee, any cash or other substitute consideration payable upon redemption or cash out of an award may be subjected to substantially identical vesting terms that applied to the original award, or earn-out, escrow, holdback, or similar arrangements comparable to those applicable to stockholders in connection with the change of control. The compensation committee has discretion and need not treat all outstanding awards in an identical manner.

Prohibition on Repricing.   Neither the compensation committee nor the board of directors may: (i) implement any cancellation/re-grant program where stock options or SARs outstanding under the 2021 Plan are exchanged for new stock options or SARs with a lower exercise or base price per share; (ii) cancel outstanding stock options or SARs under the 2021 Plan with exercise prices or base prices per share in excess of the then-current fair market value in exchange for consideration payable in our equity securities or cash; or (iii) otherwise directly reduce the exercise or base price in effect for outstanding stock options or SARs under the 2021 Plan, without in each case obtaining stockholder approval.

Withholding for Payment of Taxes.  The 2021 Plan provides for the withholding and payment by a participant of any taxes required by applicable law to be withheld. If permitted by the compensation committee, the 2021 Plan generally permits a participant to satisfy this requirement by having the Company reduce the number of shares of New Caritas Class A Common Stock otherwise deliverable to the participant.

Company Policies.   Awards under the 2021 Plan (whether vested or unvested) will be subject to the Company’s stock ownership policies, hedging and pledging policies, and any current or future clawback, recoupment or similar applicable policy, law, or exchange listing requirement in effect from time to time.

Transferability.   Except for certain estate planning transfers authorized by the compensation committee, awards granted under the 2021 Plan are generally nontransferable except by will or by the laws of descent and distribution.

Amendment and Termination.   The board of directors may amend the 2021 Plan or an award outstanding thereunder at any time, except that generally, no amendment may be made without the participant’s consent if it will reduce the number of shares subject to an award, increase the purchase price applicable to shares subject to an award, adversely affect provisions relating to vesting or exercisability or of the shares subject to such award, or otherwise materially adversely affect the provisions applicable to an award, or result in an ISO no longer being treated as such.

The board is also bound by the requirements of NASDAQ and applicable law and therefore will not make an amendment to the 2021 Plan without stockholder consent, to the extent stockholder consent for the amendment is required by NASDAQ or other applicable law.

The 2021 Plan will terminate ten years after it is approved by stockholders, unless it is terminated earlier by the board of directors in its discretion.

Federal Income Tax Consequences

The federal income tax consequences of the issuance and exercise or settlement of awards under the 2021 Plan are as described below. The following information is only a summary of the tax consequences of the awards. This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular participant in light of his or her personal circumstances. Participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership and exercise of the awards, and the ownership and disposition of any underlying securities. The federal income tax consequences described below may vary with the types of grants made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws. Tax laws are subject to change. Generally, all amounts taxable as ordinary income to participants under the 2021 Plan in respect of awards are expected to be deductible by the Company as compensation at the same time the participant recognizes the ordinary income, subject to the limitations of Section 162(m) of the Code.

Stock Options and Stock Appreciation Rights.   Upon exercise of a nonstatutory stock option, the excess of the fair market value of the stock at the date of exercise over the exercise price is taxable to a participant as ordinary income. Similarly, upon exercise of a SAR, the value of the shares or cash received is taxable to the participant as ordinary income. Upon exercise of an ISO, the participant will not have taxable income, except that alternative minimum tax may apply. When there is a disposition of the shares subject to the ISO, provided that such disposition occurs at least two years after the date of ISO grant and at least one year after the date of exercise, the difference, if any, between the sale price of the shares and the exercise price of the stock option, is treated as long-term capital gain or loss. If the participant does not satisfy these holding period requirements, a “disqualifying disposition” occurs, and the participant will recognize ordinary income in the year of the disposition in an amount equal to the excess of the fair market value of the shares at the time the stock option was exercised over the exercise price of the stock option. In that case, any gain realized in excess of the fair market value at the time of exercise will be short or long-term capital gain, depending on whether the shares were sold more than one year after the stock option was exercised.

Restricted Stock.   Generally, unvested shares of restricted stock received under the 2021 Plan will be considered subject to a substantial risk of forfeiture for U.S. federal income tax purposes. If a participant who receives such shares of restricted stock does not make the election described below, the participant realizes no taxable income upon the receipt of shares of restricted stock. When the forfeiture restrictions with respect to the restricted stock lapse, the participant will realize ordinary income equal to the fair market value of the shares at that time. A participant’s tax basis in shares of restricted stock will be equal to their fair market value when the forfeiture restrictions lapse, and the participant’s holding period for the shares will begin when the forfeiture restrictions lapse. Upon sale of the shares, the participant will realize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands.

Participants receiving shares of restricted stock may make an election under Section 83(b) of the Code with respect to the shares. By making a Section 83(b) election, the participant elects to realize compensation income with respect to the shares when the shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the participant receives them (valued without taking the restrictions into account). By making a Section 83(b) election, the participant will realize no additional compensation income with respect to the shares when the forfeiture restrictions lapse and will instead recognize gain or loss with respect to the shares when they are sold. The participant’s tax basis in the shares with respect to which a Section 83(b) election is made will be equal to their fair market value when received by the participant, and the participant’s holding period for such shares begins at that time. If, however, the shares are subsequently forfeited, the participant will not be entitled to claim a loss with respect to the shares to the extent of the income realized by the participant upon the making of the Section 83(b) election. To make a Section 83(b) election, a participant must file an appropriate form of election with the IRS and with his or her employer, each within 30 days after shares of restricted stock are received.

Restricted Stock Units.   When shares of common stock or cash with respect to RSU awards (including PRSUs) are delivered to the participant, the value of the shares or cash is taxable to the participant as ordinary income.

Other Stock-Based Awards and Performance Awards.   The taxation of other stock-based awards and performance awards will depend upon the design of such awards.

Equity Compensation Plan Information

As of December 31, 2020, ARYA had no equity compensation plans or outstanding equity awards.

New Plan Benefits

If the 2021 Plan is approved by shareholders, we expect that the following restricted stock unit and stock option grants will be made on or about sixty days following the Closing, once New Caritas registers the securities being offered under the 2021 Plan on a Form S-8. The vesting terms for the grants will be determined by the New Caritas compensation committee at that time, but our current expectation is that (i) stock options will vest 25% on the first anniversary of the applicable vesting commencement date, and the remaining 75% ratably in 36 monthly installments thereafter, and (ii) RSUs will vest on the first four anniversaries of the applicable vesting commencement date. We expect that the stock options will have a ten year term and that stock options will have an exercise price equal to the fair market value of a share of New Caritas Class A Common Stock on the date of grant. In the event that we make additional new hires over the coming months, we expect that such individuals will receive grants under the 2021 Plan.

New Plan Benefits Table
Caritas Therapeutics, Inc. 2021 Incentive Equity Plan

Restricted Stock Units

Name and Position	Dollar Value ($)*
John Crowley, CEO	13,500,000
David Clark, Chief Innovation and Administrative Officer	6,000,000
Jill Weimer, Chief Science Officer	6,000,000
Executive Group	28,500,000
Non-Executive Director Group	0
Non-Executive Officer Employee Group	9,667,250

Stock Options

Name and Position	Dollar Value ($)*
John Crowley, CEO	13,500,000
David Clark, Chief Innovation and Administrative Officer	0
Jill Weimer, Chief Science Officer	0
Executive Group	13,500,000
Non-Executive Director Group(1)	$4,500,000
Non-Executive Officer Employee Group	43,500

*The intended dollar value of each grant is shown in the tables above. The number of shares subject to each grant will not be ascertainable until the date of grant, as it will depend on the fair market value of New Caritas Class A Common Stock at such time.

(1) Although New Caritas does not currently have non-employee directors, for purposes of this table the amount shown represents an initial grant of $500,000 in stock options and an annual retainer of $250,000 in stock options for six (6) non-executive directors expected to join following the Closing. See "New Caritas Director Compensation" for further discussion.

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex I, be adopted and approved.”

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Incentive Award Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Recommendation of the Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors or executive officers may result in a conflict of interest on the part of such director(s) or executive officer(s) between what he, she or they may believe is in the best interests of ARYA and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s directors and executive officers may have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

We are seeking shareholder approval for the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, or the “ESPP.” The ESPP is being adopted in connection with the Business Combination and will become effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP provides a significant incentive to eligible employees by providing them with an opportunity to purchase New Caritas Class A Common Stock at a discount through accumulated contributions of their earned compensation. Both of the Boards of ARYA and Amicus and their respective compensation committees believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The ARYA Board has approved the ESPP, subject to the approval of ARYA’s shareholders. If ARYA’s shareholders do not approve the ESPP, New Caritas may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New Caritas from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve which we are asking the shareholders to approve is 1,000,000 shares of New Caritas Class A Common Stock, with an annual renewal during the term of the ESPP equal to 1% of the New Caritas Common Stock issued and outstanding on the date immediately preceding such increase (but in no event more than 1,500,000 shares of New Caritas Class A Common Stock on each such occasion) or such smaller number as determined by the board. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New Caritas Board or its compensation committee.

The ARYA Board has approved the ESPP, subject to the approval of ARYA’s shareholders.

Summary of the 2021 Employee Stock Purchase Plan

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP as set forth in Annex J attached to this proxy statement/prospectus.

Administration.   Subject to the express provisions of the ESPP, the compensation committee will have the authority to construe and interpret the ESPP, prescribe, amend, and rescind rules relating to the ESPP’s administration and take any other actions necessary or desirable for the administration of the ESPP and to facilitate compliance with Section 423 of the Code and other applicable law.

Stock Subject to the ESPP.   Subject to adjustment as provided in the ESPP, a total of 1,000,000 shares of New Caritas Class A Common Stock will be authorized and reserved for issuance under the ESPP. In addition, subject to prior approval by the board of directors in each instance, (i) on January 1, 2022 and each anniversary of such date thereafter during the term of the ESPP, the number of shares of New Caritas Class A Common Stock authorized and reserved for issuance under the ESPP shall be increased by a number of shares of New Caritas Class A Common Stock equal to the lesser of (x) 1% of the New Caritas Common Stock issued and outstanding on the day immediately preceding such increase (but in no event more than 1,500,000 shares of New Caritas Class A Common Stock on each such occasion) and (y) such smaller number of shares of New Caritas Class A Common Stock as determined by the board of directors. Such shares of New Caritas Class A Common Stock may be newly issued shares, treasury shares or shares acquired on the open market. In the event that any dividend or other distribution (whether in the form of cash, New Caritas Class A Common Stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of New Caritas Class A Common Stock or our other securities, or other change in our structure affecting the New Caritas Class A Common Stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, the compensation committee will, in such manner as it deems equitable, adjust the number of shares and class of New Caritas Class A Common Stock that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the numerical limits described above.

Eligibility.   Generally, employees who customarily are employed for at least twenty hours per week and for more than five months in any calendar year will be eligible to participate in the ESPP. As of the Closing, New Caritas expects to employ approximately 90 such employees, who would be eligible to participate in the ESPP.

Notwithstanding the foregoing, the compensation committee may exclude from participation in the ESPP or any offering period employees who are (i) “highly compensated employees” within the meaning of Section 414(q) of the Code, or (ii) citizens or residents of a foreign jurisdiction where the grant of an option under the ESPP to such employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the ESPP to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. No employee may be granted options to purchase shares of New Caritas Class A Common Stock under the ESPP if such employee (x) immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (y) holds rights to purchase shares of New Caritas Class A Common Stock under all of our employee stock purchase plans (in accordance with Section 423(b)(8) of the Code) that accrue at a rate exceeding $25,000 (determined as of the option grant date) for each calendar year in which such rights are outstanding.

Grant and exercise of options.   The ESPP provides for six (6) month offering periods, commencing on or about January 1st and July 1st of each year, unless specified otherwise by our compensation committee. Eligible employees may elect to become a participant in the ESPP by submitting an enrollment form, pursuant to which an employee may elect to enroll in the ESPP, authorize a new level of payroll deductions, or stop payroll deductions and withdraw from an offering period. However, a participant may not purchase more than 5,000 shares during each offering period.

During each offering period for which a participant has enrolled, the participant may contribute through payroll deductions in an amount equal to (i) between 1% and 15% (or such other maximum percentage as determined by the compensation committee), in whole percentages, of his or her compensation, or (ii) a fixed dollar amount, in each case, on each pay day occurring during such offering period. A participant’s compensation for purposes of the ESPP includes base salary and base wages (including overtime). No interest shall accrue on or be payable with respect to the payroll deductions of a participant in the ESPP. Payroll deductions would be made before deduction for any salary deferral contributions made by the employee to any tax-qualified or nonqualified deferred compensation plan, cafeteria plan or similar arrangement.

On the last trading day of each offering period, a participant’s option to purchase shares of New Caritas Class A Common Stock will be exercised automatically. The per-share purchase price will be the lesser of (i) eighty-five percent (85%) of the fair market value of one share of New Caritas Class A Common Stock on the first trading day of the applicable offering period and (ii) eighty-five percent (85%) of the fair market value of one share of common stock on the last trading day of the applicable offering period. As soon as reasonably practicable after the last day of each offering period, we will arrange for the delivery to each participant of the shares of New Caritas Class A Common Stock purchased upon exercise of his or her option. We may require that the shares of New Caritas Class A Common Stock be deposited and/or retained for a specified period of time with a financial services firm or other agent we designate as broker. Neither payroll deductions nor rights with respect to the exercise of an option or to receive shares of New Caritas Class A Common Stock are transferable, other than by will, by the laws of descent and distribution, or by written designation of a beneficiary with the compensation committee.

The market value of a share of Class A ordinary shares of ARYA as of October 26, 2021 was $9.96.

Termination of Employment and Withdrawal from the ESPP.   Participants may elect to withdraw from the ESPP at any time and receive back any of their contributions, without interest, not used to purchase shares of New Caritas Class A Common Stock; provided that if a participant wishes to withdraw his or her funds prior to purchase, he or she must submit a revised enrollment form to us at least fifteen (15) days prior to the end of the then-current offering period. Participants who terminate employment for any reason before the end of an offering period will be deemed to have withdrawn from the ESPP and the payroll deductions in the participant’s notional account that have not been used to purchase shares of New Caritas Class A Common Stock will be returned to the participant.

Amendment and Termination of the ESPP.   The compensation committee may amend or terminate the ESPP at any time for any reason. If the ESPP is terminated, the compensation committee may elect to terminate the outstanding offering period either immediately, or after shares of New Caritas Class A Common Stock have been purchased on the last trading day of the current offering period (which may, in the discretion of the compensation committee, be accelerated) and all amounts that have not been used to purchase shares of New Caritas Class A Common Stock will then be returned to participants as soon as administratively practicable. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization, or other corporate event described in Section 424 of the Code, each outstanding option will be assumed, or an equivalent option substituted by the successor corporation, or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the offering period with respect to which the option relates will be shortened by setting a new purchase date that occurs before the date of the applicable transaction. Unless terminated earlier pursuant to the terms of the ESPP, the ESPP will have a term of 10 years following the ESPP’s effective date.

Federal Income Tax Consequences

The federal income tax consequences of participation in the ESPP are as described below. The following information is only a summary of the tax consequences of participation in the ESPP. This summary does not address all aspects of U.S. federal taxation that may be relevant to a particular participant in light of his or her personal circumstances. Participants should consult with their own tax advisors with respect to the tax consequences of participation in the ESPP. The summary does not address the effects of taxes imposed under state, local, or foreign tax laws. Tax laws are subject to change.

Amounts deducted from a participant’s pay under the ESPP are part of a participant’s regular compensation and remain subject to federal, state and local income and employment taxes. The purchase of shares under the ESPP is not a taxable event. Instead, a participant will become subject to tax upon the sale or other disposition of the shares. The rules for determining the amount and character of the income are summarized below.

Generally, to meet the requirements for beneficial tax treatment under Section 423 of the Code, a participant must not dispose of shares acquired under the ESPP until the later of (1) one year after the date such shares were purchased, or (2) two years after the start of the applicable offering period. If the participant disposes of the shares after this required holding period, the participant will recognize ordinary income at the time of disposition equal to the lesser of: (1) the purchase price discount determined as of the start of the offering period, and (2) the excess of the price realized upon disposition of the shares over the price paid.   The sum of this ordinary income and the purchase price paid for the shares is the participant’s “basis” in the shares; any amount realized upon disposition in excess of the participant’s basis in the shares will be taxable as long term capital gain.

If the participant disposes of the shares before the expiration of the required holding period, the participant must include as ordinary income at the time of disposition the difference between the price paid for the shares and the fair market value of the shares at the time of purchase. This amount must be reported as ordinary income even if the participant made no profit or realized a loss on the sale of the shares or gave them away as a gift. Any additional gain (or loss) on the sale of the shares is taxable as either long-term or short-term capital gain (or loss), as the case may be.  Different rules apply in the case of the participant’s death during the offering period and while still employed, or prior to selling shares acquired under the ESPP.

New Caritas will not be entitled to a deduction with respect to shares purchased under the ESPP and for which the required holding period is satisfied.  If the required holding period is not satisfied, New Caritas will be entitled to a tax deduction equal to the ordinary income recognized by the participant.

New Plan Benefits

We cannot determine the benefits or amounts that will be received or allocated to certain groups of our employees because benefits under the ESPP depend on employees’ elections to participate and the fair market value of shares of common stock at various future dates. However, non-employee directors would not receive any amount or benefit pursuant to the ESPP, because non-employee directors are not eligible to participate in the ESPP.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex J, be adopted and approved.”

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Recommendation of the Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s executive officers may result in a conflict of interest on the part of such executive officer(s) between what he, she or they may believe is in the best interests of ARYA and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s executive officers may have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the ARYA Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (ii) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (iii) if ARYA shareholders redeem an amount of public shares such that the Aggregate Transaction Proceeds Condition would not be satisfied. See “Business Combination Proposal—Interests of ARYA’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the ARYA Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if ARYA shareholders redeem an amount of public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by ARYA from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing and the Amicus Contribution Amount, equal no less than $300,000,000 after deducting any amounts paid to ARYA shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.”

Recommendation of the ARYA Board

THE ARYA BOARD UNANIMOUSLY RECOMMENDS THAT ARYA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal— Interests of ARYA’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to holders of our public shares (other than our Sponsor or any of its affiliates) as a consequence of the (i) Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New Caritas Class A Common Stock after the Domestication. This section applies only to holders that hold their public shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:

•          financial institutions or financial services entities;

•          broker-dealers;

•          S corporations;

•          taxpayers that are subject to the mark-to-market accounting rules;

•          tax-exempt entities;

•          governments or agencies or instrumentalities thereof;

•          insurance companies;

•          regulated investment companies or real estate investment trusts;

•          expatriates or former long-term residents of the United States;

•          persons that actually or constructively own 5% or more of our voting shares or 5% or more of the total value of all classes of our shares (except as specifically addressed below);

•          persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee share incentive plans or otherwise as compensation;

•          persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•          persons whose functional currency is not the U.S. dollar;

•          controlled foreign corporations, within the meaning of section 957 of the Code (“CFCs”);

•          persons who purchase stock in New Caritas as part of the PIPE Financing;

•          accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•          PFICs.

This discussion is based on current U.S. federal income tax law, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Amicus prior to the Business Combination, including holders of our public shares that also hold, directly or indirectly, equity interests in Caritas. With respect to the consequences of holding shares of New Caritas Class A Common Stock, this discussion is limited to holders who acquire such shares of New Caritas Class A Common Stock in connection with the Domestication. We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our public shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding our public shares, we urge you to consult your tax advisor.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS AND OWNERSHIP AND DISPOSITION OF SHARES OF NEW CARITAS CLASS A COMMON STOCK.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of our public shares or New Caritas Class A Common Stock, as applicable, and is, for U.S. federal income tax purposes:

•          an individual citizen or resident of the United States;

•          a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•          an estate whose income is subject to U.S. federal income tax regardless of its source; or

•          a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders

The discussion under this heading "—Effects of the Domestication on U.S. Holders" constitutes the opinion of Kirkland & Ellis LLP, United States tax counsel to ARYA, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of public shares as a result of the Domestication, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of ARYA.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, changing our name to “Caritas Therapeutics, Inc.”

The Domestication generally should qualify as an F Reorganization. However, due to the absence of direct guidance on the statutory conversion of a corporation holding only investment-type assets such as ARYA, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, U.S. Holders of public shares generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “—Effects of Section 367(b) to U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if ARYA (i) transferred all of its assets and liabilities to New Caritas in exchange for all of the outstanding common stock of New Caritas; and then (ii) distributed the common stock of New Caritas to the shareholders of ARYA in liquidation of ARYA. The taxable year of ARYA should be deemed to end on the date of the Domestication.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, subject to the PFIC rules discussed below: (i) a U.S. holder’s tax basis in a share of New Caritas Class A Common Stock received by the U.S. Holder in the Domestication should generally be the same as its  tax basis in the public share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of New Caritas Class A Common Stock should generally include such U.S. Holder’s holding period for the public share surrendered in exchange therefor.

If the Domestication fails to qualify as an F reorganization, subject to the PFIC rules discussed below, a U.S. Holder generally would recognize gain or loss with respect to a public share in an amount equal to the difference, if any, between the fair market value of the corresponding share of New Caritas Class A Common Stock received in the Domestication and the U.S. Holder's adjusted tax basis in its public share surrendered in exchange therefor. In such event, such U.S. Holder's basis in the share of New Caritas Class A Common Stock would be equal to the fair market value of such share on the date of the Domestication and such U.S. Holder's holding period for such share of New Caritas Class A Common Stock would begin on the day following the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their public share are urged to consult with their tax advisors with respect to the potential tax consequences to the of the Domestication and exercise of redemption rights in their particular circumstances.

Effects of Section 367(b) to U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a tax-deferred “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication. Because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the fact that these tests are generally applied based on the relevant facts at the time of the completion of the Domestication, Kirkland & Ellis LLP is unable to opine on the application of Section 367(b) of the Code to a U.S. Holder on the receipt of New Caritas Class A Common Stock in exchange for public shares in the Domestication.

A.	U.S. Holders That Hold 10% or More of ARYA

A U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the public shares it directly owns, within the meaning of Treasury Regulations under Section 367(b) of the Code. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its public shares is the net positive earnings and profits of ARYA (as determined under Treasury Regulations under Section 367 of the Code) attributable to such public shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such public shares. Treasury Regulations under Section 367 of the Code provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in the Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s untaxed earnings and profits generated during the period the foreign corporation was treated as a CFC and the shareholder held the block of stock.

ARYA does not expect to have significant, cumulative earnings and profits through the date of the Domestication. If ARYA’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its public shares. If ARYA’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such 10% U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend as a result of the application of Section 245A of the Code. Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.

B.	U.S. Holders That Own Public Shares with a Fair Market Value of More than $50,000 And Own Less than 10% of ARYA

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, but is not a 10% U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares of New Caritas Class A Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such shares of New Caritas Class A Common Stock over the U.S. Holder’s adjusted tax basis in the public shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its public shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from ARYA establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s public shares and (B) a representation that the U.S. Holder has notified ARYA (or New Caritas) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to New Caritas no later than the date such tax return is filed. In connection with this election, we will endeavor to provide each U.S. Holder eligible to make such an election with information regarding ARYA’s earnings and profits upon written request.

ARYA does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that ARYA had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its public shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C.	U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value less than $50,000 generally would not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally would not be required to include any part of the “all earnings and profits amount” in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under “—Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A.	Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to ARYA prior to the Domestication, interest income earned by ARYA would be considered passive income and cash held by ARYA would be considered a passive asset.

B.	PFIC Status of ARYA

Because ARYA is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, ARYA believes that it likely was a PFIC for its most recent taxable year ended December 31, 2020 (or if the Business Combination is consummated in 2022, the taxable year ending December 31, 2021) and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

C.	Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of public shares upon the Domestication if (i) ARYA were classified as a PFIC at any time during such U.S. Holder’s holding period for such public shares and (ii) the U.S. Holder had not timely made (a) a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned such public shares or in which ARYA was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such public shares. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•          the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s public shares;

•          the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which ARYA was a PFIC, will be taxed as ordinary income;

•          the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•          if applicable, an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under the “—Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of public shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their public shares have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its public shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of ARYA, whether or not such amounts are actually distributed to such shareholders in any taxable year. Due to the uncertainty regarding the application of 1291(f) of the Code, Kirkland & Ellis LLP is unable to opine on the application of the PFIC rules to a U.S. Holder on the receipt of New Caritas Class A Stock in exchange for public shares in the Domestication.

D.	QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of public shares will depend on whether the U.S. Holder makes a timely and effective election to treat ARYA as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of public shares during which ARYA qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to ARYA is contingent upon, among other things, the provision by ARYA of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their public shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367(b) to U.S. Holders.”

The impact of the PFIC rules on a U.S. Holder of public shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the public shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to public shares.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of public shares (which will be exchanged for shares of New Caritas Class A Common Stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of New Caritas Class A Common Stock will depend on whether the redemption qualifies as a sale of the shares of New Caritas Class A Common Stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s shares of New Caritas Class A Common Stock redeemed, such U.S. Holder will generally be treated in the same manner as described under “—Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock” below.

The redemption of shares of New Caritas Class A Common Stock generally will qualify as a sale of the shares of New Caritas Class A Common Stock redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in New Caritas or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only shares of New Caritas Class A Common Stock actually owned by such U.S. Holder, but also shares of New Caritas Class A Common Stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to shares of New Caritas Class A Common Stock owned directly, shares of New Caritas Class A Common Stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares of New Caritas Class A Common Stock such U.S. Holder has a right to acquire by exercise of an option.

The redemption of shares of New Caritas Class A Common Stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New Caritas’ outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of New Caritas’ outstanding voting shares that such U.S. Holder actually and constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50% of the total combined voting power of New Caritas Class A Common Stock. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the shares of New Caritas Class A Common Stock actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the shares of New Caritas Class A Common Stock actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and properly waives in accordance with specific rules, the attribution of the shares of New Caritas Class A Common Stock owned by certain family members and such U.S. Holder does not constructively own any other shares of New Caritas Class A Common Stock. The redemption of shares of New Caritas Class A Common Stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New Caritas. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the shares of New Caritas Class A Common Stock, the U.S. federal income tax consequences of which are described below under “— Distributions on Shares of New Caritas Class A Common Stock”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed New Caritas Class A Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis possibly in other shares constructively owned by it.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR SHARES OF NEW CARITAS CLASS A COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

Distributions on Shares of New Caritas Class A Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of New Caritas Class A Common Stock, to the extent the distribution is paid out of New Caritas’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Caritas Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Caritas Class A Common Stock and will be treated as described under “—Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock” below.

Dividends that New Caritas pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period and certain other requirements are satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Caritas pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of New Caritas Class A Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock

Upon a sale or other taxable disposition of shares of New Caritas Class A Common Stock which, in general, would include a redemption of shares of New Caritas Class A Common Stock that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Caritas Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the shares of New Caritas Class A Common Stock may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Caritas Class A Common Stock so disposed of.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or New Caritas Class A Common Stock that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New Caritas Class A Common Stock by a non-U.S. Holder after the Domestication.

Effects of the Domestication on Non-U.S. Holders

ARYA does not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of public shares.

Effects to Non-U.S. Holders of Exercising Redemption Rights

Because the Domestication will occur immediately prior to the redemption of non-U.S. Holders that exercise redemption rights with respect to our public shares, the U.S. federal income tax consequences to a non-U.S. Holder of shares of New Caritas Class A Common Stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of New Caritas Class A Common Stock will depend on whether the redemption qualifies as a sale of the shares of New Caritas Class A Common Stock redeemed, as described above under “Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of shares of New Caritas Class A Common Stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “—Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock.” If such a redemption does not qualify as a sale of shares of New Caritas Class A Common Stock, and the non-U.S. Holder is treated as receiving a distribution, the U.S. federal income tax consequences will be as described below under “Non-U.S. Holders— Distributions on Shares of New Caritas Class A Common Stock.”

Distributions on Shares of New Caritas Class A Common Stock

In general, any distributions made to a non-U.S. Holder with respect to shares of New Caritas Class A Common Stock, to the extent paid out of New Caritas’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New Caritas Class A Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New Caritas Class A Common Stock, which will be treated as described under “Non-U.S. Holder—Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock.” Dividends paid by New Caritas to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

Sale, Exchange or Other Disposition of Shares of New Caritas Class A Common Stock

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of New Caritas Class A Common Stock unless:

(i)
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of the COVID pandemic) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)
New Caritas is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the shares of New Caritas Class A Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding shares of New Caritas Class A Common Stock.

If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of New Caritas Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of New Caritas Class A Common Stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Caritas will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Caritas to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether New Caritas will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Caritas Class A Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including public shares and shares of New Caritas Class A Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which public shares and shares of New Caritas Class A Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, public shares and shares of New Caritas Class A Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our securities. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New Caritas Class A Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in public shares or shares of New Caritas Class A Common Stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet of New Caritas as of June 30, 2021 and the unaudited pro forma combined statement of operations of New Caritas for the six months ended June 30, 2021 and for the year ended December 31, 2020 present the combination of the financial information of ARYA and Caritas after giving effect to the Business Combination, PIPE Financing and related adjustments described in the accompanying notes. ARYA and Caritas are collectively referred to herein as the “Companies.” “New Caritas” refers to ARYA and its consolidated subsidiaries subsequent to the Business Combination and the PIPE Financing.

The unaudited pro forma combined balance sheet as of June 30, 2021 combines the historical balance sheet of ARYA and the historical balance sheet of Caritas as of June 30, 2021 on a pro forma basis as if the Business Combination and the PIPE Financing had been consummated on June 30, 2021.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statement of operations of ARYA for the six months ended June 30, 2021 and the unaudited statement of operations of Caritas for the six months ended June 30, 2021 and the historical statement of operations of ARYA for the period from August 24, 2020 (inception) through December 31, 2020 and the historical statement of operations of Caritas for the year ended December 31, 2020, respectively, giving effect to the transaction as if the Business Combination and the PIPE Financing had been consummated on January 1, 2020.

The pro forma financial information has been prepared by us in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11 and should be read in conjunction with the accompanying notes.

The unaudited pro forma combined financial information has been presented for illustrative purposes only and does not necessarily reflect what New Caritas’ financial condition or results of operations would have been had the Business Combination and the PIPE Financing occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New Caritas. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma combined financial information and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma combined financial information contained herein assumes that the ARYA shareholders approve the Business Combination. ARYA’s shareholders may elect to redeem their shares for cash even if they approve the Business Combination. ARYA cannot predict how many of its shareholders will exercise their right to have their Class A ordinary shares redeemed for cash. As a result, New Caritas has elected to provide the unaudited pro forma combined financial information under two different redemption scenarios, which produce different allocations of total New Caritas equity between holders of the ordinary shares. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma combined financial information, the first scenario, or “no redemption scenario,” assumes that none of ARYA’s shareholders will exercise their right to have their ARYA shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their shares redeemed for cash. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Caritas is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is based on and should be read in conjunction with the historical financial statements of each of ARYA and Caritas and the notes thereto, as well as the disclosures contained in the sections titled “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Caritas’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the related notes of Caritas and ARYA contained elsewhere in this proxy statement/prospectus.

Business Combination

On September 29, 2021, Amicus, ARYA, Amicus GT and Caritas entered into a business combination agreement. As a result of the proposed business combination, ARYA will be renamed Caritas Therapeutics, Inc. (or “New Caritas”), and will acquire an equity interest in Caritas. In addition, immediately after the completion of the business combination, certain investors have agreed to subscribe for and purchase an aggregate of $200 million of common stock of New Caritas. The combined company is expected to receive gross proceeds of at least $300 million at the closing of the transaction (assuming the maximum redemptions are effected by shareholders of ARYA) and will operate under the new Caritas management team. The $300 million of gross proceeds expected to be received at the closing includes $50 million of additional cash contributed by Amicus. The boards of directors of both ARYA and Amicus have approved the proposed transaction. Completion of the transaction, which is expected in the fourth quarter of 2021 or early 2022, is subject to approval of ARYA’s shareholders, delivery of the minimum $300 million in cash proceeds, and the satisfaction or waiver of certain other customary closing conditions.

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow Amicus GT to retain a direct equity ownership in Caritas, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Units, as discussed in further detail above. Amicus GT will also hold a number of New Caritas Class B Common Stock equal to the number of Units held by it in Caritas, which will have no economic value, but which will grant Amicus GT one (1) vote per share at any meeting of the shareholders of New Caritas. The A&R Company LLC Agreement will provide Caritas unitholders (other than New Caritas) with the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash based on the volume-weighted average of the daily sale prices for the ten (10) consecutive trading days immediately preceding the designated valuation date; provided, that New Caritas shall have the right, in its sole discretion, to elect to acquire some or all of such Units (together with an equal number of shares of New Caritas Class B Common Stock in exchange for New Caritas Class A Common Stock or cash of equivalent value, subject to the terms and conditions of the A&R Company LLC Agreement. Those investors who held Class A ordinary shares or Class B ordinary shares prior to the Domestication will, by contrast, have their shares converted into shares of New Caritas Class A Common Stock, as discussed in further detail below. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment.

PIPE Subscription Financing

ARYA entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and ARYA has agreed to issue and sell to the PIPE Investors, an aggregate of 20,000,000 shares of New Caritas Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200,000,000. The Perceptive PIPE Investor will fund $50,000,000 in the PIPE Financing. The shares of New Caritas Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ARYA will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Tax Receivable Agreement

Concurrently with the completion of the Business Combination, New Caritas will enter into the Tax Receivable Agreement with Caritas and the TRA Participants. Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New Caritas’ obligation, and not that of Caritas. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Caritas exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control).

Due to uncertainty regarding whether New Caritas will have sufficient taxable income to realize all or any portion of the tax benefits that are subject to the Tax Receivable Agreement, the unaudited pro forma condensed combined financial information does not assume that any TRA Participant will become entitled to a payment under the Tax Receivable Agreement or that any redemptions of Units or exchanges of Units for cash or shares of New Caritas Class A Common Stock will occur. Therefore, the unaudited condensed combined pro forma financial information does not reflect any increases in tax basis in Caritas' assets or any liabilities that New Caritas may incur under the Tax Receivable Agreement.

Should New Caritas change its assessment of realizability of any tax benefits that are subject to the Tax Receivable Agreement in future periods, resulting in expected cash tax savings, the resulting Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income. Other remeasurements of the Tax Receivable Agreement liability (for example, due to change in tax rates) will be recorded through income as well.

UNAUDITED PRO FORMA
COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(in thousands)

			No Redemption			Maximum Redemption
	ARYA (Historical)	Caritas (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$757	$-	$149,520	A	$377,144	$(99,500)	K	$277,644
			(5,233)	B
			(5,900)	C
			(12,000)	D
			200,000	E
			50,000	F
Prepaid expenses and other current assets	535	1,995	-		2,530	-		2,530
Total current assets	1,292	1,995	376,387		379,674	(99,500)		280,174
Operating lease right-of-use assets	-	6,316	-		6,316	-		6,316
Property and equipment, net	-	38,851	-		38,851	-		38,851
Investments held in Trust Account	149,520	-	(149,520)	A	-	-		-
Other non-current assets	-	13	-		13	-		13
Total assets	$150,812	$47,175	$226,867		$424,854	$(99,500)		$325,354
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$6	$905	$-		$911	$-		$911
Accrued expenses and other liabilities	179	9,737	-		9,916	-		9,916
Current portion of operating lease liability	-	4,169	-		4,169	-		4,169
Total current liabilities	185	14,811	-		14,996	-		14,996
Operating lease liabilities	-	26,694	-		26,694	-		26,694
Contingent consideration payable	-	1,403	-		1,403	-		1,403
Deferred underwriting commissions	5,233	-	(5,233)	B	-	-		-
Other non-current liabilities	-	51	-		51			51
Total liabilities	5,418	42,959	(5,233)		43,144	-		43,144
Class A ordinary shares subject to possible redemption	140,394	-	(140,394)	G	-	-		-
Non-controlling interest			140,745	L	140,745	26,992	L	167,737
Stockholders’ equity:
New Caritas Class A common stock			2	E	4	0	K	4
			2	G
			0	H
New Caritas Class B common stock			2	F	2			2
Preference shares	-	-	-		-	-		-
Class A ordinary shares	-	-	0	G	-	-		-
Class B ordinary shares	-	-	0	H	-	-		-
Additional paid-in capital	5,386	-	(5,900)	C	240,959	(99,500)	K	114,467
			(12,000)	D		(26,992)	L
			199,998	E
			49,998	F
			140,392	G
			0	H
			4,216	I
			(386)	J
			(140,745)	L
Member's equity		4,216	(4,216)	I	-			-
Accumulated deficit	(386)	-	386	J	-			-
Total stockholders’ equity	5,000	4,216	231,749		240,965	(126,492)		114,473
Total stockholders’ equity	5,000	4,216	372,494		381,710	(99,500)		282,210
Total liabilities and stockholders’ equity	$150,812	$47,175	$226,867		$424,854	$(99,500)		$325,354

UNAUDITED PRO FORMA
COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in thousands, except share and per share amounts)

			No Redemption			Maximum Redemption
	ARYA (Historical)	Caritas (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating expenses:
Research and development	$-	$42,107	$66	BB	$42,173	$-		$42,173
General and administrative	393	16,611	3,375	BB	20,379	-		20,379
Changes in fair value of contingent consideration payable	-	679	-		679	-		679
Depreciation and amortization	-	2,136	-		2,136	-		2,136
Total operating expenses	393	61,533	3,441		65,367	-		65,367
Loss from operations	(393)	(61,533)	(3,441)		(65,367)	-		(65,367)
Other income (expense), net	20	-	(20)	AA	-	-		-
Net loss	$(373)	$(61,533)	$(3,461)		$(65,367)	$-		$(65,367)
Net loss attributable to non-controlling interests			(23,859)	CC	(23,859)	(4,576)	CC	(28,435)
Net loss attributable to New Caritas					$(41,508)			$(36,932)
Weighted average shares outstanding of Class A Common Stock					39,186,500	(9,950,000)	DD	29,236,500
Basic and diluted net loss per share – Class A Common Stock					$(1.06)	$-		$(1.26)
Weighted average shares outstanding of Class B Common Stock					22,500,000	-		22,500,000
Weighted average shares outstanding of Class A ordinary shares	15,449,000
Basic and diluted net loss per share - Class A ordinary shares	$(0.00)
Weighted average shares outstanding of Class B ordinary shares	3,581,390
Basic and diluted net loss per share - Class B ordinary shares	$(0.11)
Weighted average units outstanding, basic and diluted		100
Net loss per unit, basic and diluted		$(615)

UNAUDITED PRO FORMA
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

			No Redemption			Maximum Redemption
	ARYA (Historical)	Caritas (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined

Operating expenses:
Research and development	$-	$97,921	$398	AAA	$98,319	$-		$98,319
General and administrative	14	27,674	20,250	AAA	47,938	-		47,938
Changes in fair value of contingent consideration payable	-	117	-		117	-		117
Depreciation and amortization	-	4,129	-		4,129	-		4,129
Total operating expenses	14	129,841	20,648		150,503	-		150,503
Loss from operations	(14)	(129,841)	(20,648)		(150,503)	-		(150,503)
Other income (expense), net	-	-	-		-	-		-
Net loss	$(14)	$(129,841)	$(20,648)		$(150,503)	$-		$(150,503)
Net loss attributable to non-controlling interests			(54,934)	BBB	(54,934)	(10,535)	BBB	(65,469)
Net loss attributable to Caritas					$(95,569)			$(85,034)
Weighted average shares outstanding of Class A Common Stock					39,186,500	(9,950,000)	CCC	29,236,500
Basic and diluted net loss per share – Class A Common Stock					$(2.44)	$-		$(2.91)
Weighted average shares outstanding of Class B Common Stock					22,500,000	-		22,500,000
Weighted average units outstanding, basic and diluted		100
Net loss per unit, basic and diluted		$(1,298)

Note 1-Description of the Business Combination

On September 29, 2021, ARYA entered into the Business Combination Agreement with Amicus, Amicus GT and Caritas. In connection with the Business Combination, ARYA will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (“New Caritas”). After giving effect to the Business Combination, New Caritas will own, directly or indirectly, all of the issued and outstanding equity interests of Caritas other than the interest retained by Amicus GT.

At the Closing, (i) Amicus GT and Caritas shall cause Caritas’ existing limited liability company agreement to be amended and restated to be in the form of the A&R Company LLC Agreement attached as an exhibit to the Business Combination Agreement, to, among other things, admit New Caritas as a member of Caritas and to re-classify Caritas’ existing limited liability company membership interests into common units (the “Units”) 17,500,000 of which will be issued to Amicus GT in exchange for the Gene Therapy Business contributed to Caritas, and (ii) substantially concurrently with the actions described in clause (i), (x) Amicus shall contribute $50,000,000 (which we refer to as the “Amicus Contribution Amount”) in exchange for 5,000,000 Units, (y) ARYA shall contribute to Caritas an amount equal to (A) the amount of cash in ARYA’s trust account as of immediately prior to the Closing, less (B) the aggregate amount of cash required to fund any redemptions by the holders of New Caritas Class A Common Stock that choose to exercise their redemption rights in connection with the Business Combination (which we refer to as the “ARYA Shareholder Redemption”) and pay the deferred underwriting expenses as set forth in the Investment Management Trust Agreement, plus (C) the aggregate amount received pursuant to the PIPE Financing (as defined below) (which we refer to the “Closing Date Contribution Amount”) in exchange for a number of Units equal to (A) the sum of 20,000,000 plus the number of shares of New Caritas Class A Common Stock outstanding as of immediately prior to the Closing minus (B) the number of shares of New Caritas Class A Common Stock redeemed and cancelled in connection with the ARYA Shareholder Redemption and (z) ARYA shall issue 22,500,000 shares of New Caritas Class B Common Stock to Amicus GT.  In addition, immediately prior to the completion of the Business Combination, certain investors have agreed to subscribe for and purchase an aggregate of $200.0 million of common stock of New Caritas (the “PIPE Financing”).

Following the Closing, the holders of shares of New Caritas Class A Common Stock will own a direct controlling interests in the combined results of New Caritas and Caritas while Amicus GT as the sole holder of New Caritas Class B Common Stock will own an indirect economic interest in New Caritas shown as non-controlling interest in the financial statements of New Caritas. The indirect economic interest is held by Amicus GT in the form of Units that can be redeemed for New Caritas Class A Common Stock together with the cancellation of an equal number of New Caritas Class B Common Stock. The non-controlling interest will decrease as Caritas Units and the associated shares of New Caritas Class B Common Stock are redeemed for cash, or, at New Caritas’ option exchanged for shares of New Caritas Class A Common Stock or cash of equivalent value. The respective controlling interests and non-controlling interests in New Caritas and Caritas depend on the level of redemptions in the ARYA Shareholder Redemption. The possible range of controlling interests is 56.5-63.5% and the possible range of non-controlling interests is 36.5-43.5%. For purposes of the unaudited pro forma condensed combined financial information, 63.5% controlling interest and 36.5% non-controlling interests has been used assuming no redemption scenario. For the maximum redemption scenario, 56.5% controlling interest and 43.5% non-controlling interest has been applied.

The following summarizes the number of shares of New Caritas Class A Common Stock outstanding following the consummation of the Business Combination and the PIPE Financing under the two scenarios:

	No redemption scenario		Maximum redemption scenario (1)
Shareholder	Shares	%	Shares	%
ARYA public shareholders (2)	14,950,000	24.2%	5,000,000	9.7%
Perceptive PIPE Investor and our Initial Shareholders (3)(4)	9,236,500	15.0%	9,236,500	17.9%
Other PIPE Investors (5)	15,000,000	24.3%	15,000,000	29.0%
Amicus GT (6)	22,500,000	36.5%	22,500,000	43.5%
Total	61,686,500	100%	51,736,500	100.0%

(1)	Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination.
(2)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing and shares held by the initial shareholders.

(3)	Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(4)	Includes 4,236,500 shares held by the Initial Shareholders originally acquired prior to or in connection with ARYA’s initial public offering.
(5)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(6)
Assumes conversion of Units for shares of New Caritas Class A Common Stock on a 1-to-1 basis and the concurrent cancellation of an equal number of shares of voting, non-economic shares of New Caritas Class B Common Stock.

Note 2-Basis of Presentation

The accompanying unaudited pro forma combined financial information gives effect to the Business Combination and related PIPE Financing. Pro forma transaction accounting adjustments are included only to the extent they are adjustments that reflect the accounting for the Business Combination and related PIPE Financing in accordance with U.S. GAAP.

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ARYA is expected to be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Caritas will represent a continuation of the financial statements of Caritas with the Business Combination treated as the equivalent of Caritas issuing stock for the net assets of ARYA, accompanied by a recapitalization. The net assets of ARYA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Gene Therapy Business as operated by Amicus in future reports of New Caritas. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•	The pre-combination equity holder of Caritas, Amicus, will indirectly be the largest single shareholder of New Caritas;

•	Certain members of the senior management of Amicus and the Gene Therapy Business will comprise the new senior management of Caritas; and

•	Operations of the Gene Therapy Business will comprise the ongoing operations of New Caritas.

Under the reverse recapitalization model, the Business Combination will be treated as Caritas issuing equity for the net assets of ARYA, with no goodwill or intangible assets recorded.

The unaudited pro forma combined financial information has been prepared using the assumptions below with respect to the potential redemption of ARYA’s Class A ordinary shares into cash:

•	Assuming No Redemption: This presentation assumes that no ARYA shareholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemption: This scenario assumes that 9,950,000 Class A ordinary shares are redeemed for an aggregate redemption payment of approximately $99.5 million at an assumed redemption price of approximately $10.0 per share. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the minimum aggregate Business Combination and PIPE Financing proceeds of $300.0 million, consisting of ARYA trust account funds, PIPE Financing proceeds and Amicus Contribution Amount to be delivered at Closing of the Business Combination and the PIPE Financing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma combined financial information will be different.

Note 3 - Pro Forma Adjustments

Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2021

The adjustments included in the unaudited pro forma combined balance sheet as of June 30, 2021 are as follows:

A. Reflects the liquidation and reclassification of $149.5 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general use by New Caritas following the Closing, assuming no redemption.

B. Reflects the payment of $5.2 million of deferred underwriters’ fees incurred during ARYA’s IPO due upon the Closing.

C. Represents preliminary estimated direct and incremental transaction costs of $5.9 million incurred by Caritas prior to, or concurrent with, the Closing.

D. Represents preliminary estimated direct and incremental transaction costs of $12.0 million incurred by ARYA prior to, or concurrent with, the Closing that are to be cash settled upon Closing in accordance with the Business Combination Agreement, excluding the $5.2 million of deferred underwriting fees related to the ARYA initial public offering as described in adjustment note (B).

E. Reflects the proceeds of $200.0 million from the issuance and sale of 20.0 million shares of New Caritas Class A Common Stock at $10.00 per share pursuant to the Subscription Agreements entered into with the PIPE Investors in connection with the PIPE Financing.

F. Reflects the $50.0 million cash contribution by Amicus to Caritas and issuance of the 22,500,000 ARYA shares of New Caritas Class B Common Stock. Shares exchangeable for the New Caritas Class B Common Stock are at a deemed value of $10.00 per share.  $175.0 million represents the allocation of equity consideration to Amicus GT in exchange for contribution of the Gene Therapy Business (but excluding the Amicus Contribution Amount).

G. Reflects the reclassification of Class A ordinary shares subject to possible redemption to permanent equity immediately prior to the Closing.

H. Reflects the conversion of 3,737,500 ARYA Class B ordinary shares into shares of New Caritas Class A Common Stock.

I. Reflects the reclassification of Caritas’ historical member’s equity to additional paid-in capital.

J. Reflects the elimination of ARYA’s historical accumulated deficit.

K. Represents the maximum redemption scenario in which 9,950,000 shares of Class A Common Stock are redeemed for $99.5 million allocated to common stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of $10.00 per share.

L. Equity adjustments for the non-controlling interest in the Business Combination under no and maximum redemption scenarios:

		No Redemption		Maximum Redemption
(in thousands)	Total Equity	NCI @ 36.5%	Controlling Interest @ 63.5%	NCI @ 43.5%	Controlling Interest @ 56.5%
Historical Members Equity (Caritas)	$4,216	$1,539	$2,677	$1,834	$2,382
Historical Stockholders' Equity (ARYA)	5,000	1,825	3,175	2,175	2,825
Pro forma adjustments				-	-
Investments held in trust	149,520	54,575	94,945	65,041	84,479
PIPE Investors' equity	200,000	73,000	127,000	87,000	113,000
Amicus Contribution Amount	50,000	18,250	31,750	21,750	28,250
Payment of transaction costs	(23,133)	(8,444)	(14,689)	(10,063)	(13,070)
Total pro forma adjustments to shareholders' equity/member's capital in connection with the Business Combination	$385,603	$140,745	$244,858	$167,737	$217,866

Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the Six months Ended June 30, 2021:

The adjustments included in the unaudited pro forma combined statement of operations for the six months ended June 30, 2021 are as follows:

AA. Represents the elimination of investment income related to the investments held in the ARYA trust account.

BB. Represents adjustments for additional share-based compensation expense related to expected new grants of restricted stock units to retirement-eligible employees of $3.4 million and $0.1 million included in General and Administrative and Research and Development, respectively.

CC. Represents the adjustment for the non-controlling interest in the Business Combination of 36.5% (43.5% in the “Maximum Redemption” presentation).

DD. Represents the maximum redemption scenario in which 9,950,000 shares of Class A Common Stock are redeemed for $99.5 million allocated to common stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of $10.00 per share.

Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2020:

The adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2020 are as follows:

AAA. Represents adjustments for additional share-based compensation expense related to expected new grants of restricted stock units to retirement-eligible employees of $20.3 million and $0.4 million included in General and Administrative and Research and Development, respectively.

BBB. Represents adjustments for the non-controlling interest in the Business Combination of 36.5% (43.5% in the “Maximum Redemption” presentation).

CCC. Represents the maximum redemption scenario in which 9,950,000 shares of Class A Common Stock are redeemed for $99.5 million allocated to common stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of $10.00 per share.

Note 4 - Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and other related events, assuming such additional shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire periods presented. Under the maximum redemption scenario, the shares of New Caritas Class A Common Stock assumed to be redeemed by ARYA public stockholders are eliminated as of January 1, 2020.

The unaudited pro forma combined financial information has been prepared assuming the no redemption and maximum redemption scenarios:

	For the Six Months June 30, 2021
	No Redemption	Maximum Redemption (1)
Pro forma net loss attributable to New Caritas	$(41,508)	$(36,932)
Basic and diluted weighted average shares outstanding – Class A	39,186,500	29,236,500
Pro forma net loss per Class A Common Stock - Basic and Diluted (2)	$(1.06)	$(1.26)

Weighted average shares outstanding - basic and diluted
ARYA public shareholders (3)	14,950,000	5,000,000
Perceptive PIPE Investor and our Initial Shareholders (4)(5)	9,236,500	9,236,500
Other PIPE Investors (6)	15,000,000	15,000,000
	39,186,500	29,236,500

(1)	Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination.
(2)
Class B common shares outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

(3)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing and shares held by the initial shareholders.
(4)	Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(5)	Includes 4,236,500 shares held by the Initial Shareholders originally acquired prior to or in connection with ARYA’s initial public offering.
(6)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.

	For the Year Ended December 31, 2020
	No Redemption	Maximum Redemption (1)
Pro forma net loss attributable to New Caritas	$(95,569)	$(85,034)
Basic and diluted weighted average shares outstanding – Class A	39,186,500	29,236,500
Pro forma net loss per Class A Common Stock - Basic and Diluted (2)	$(2.44)	$(2.91)

Weighted average shares outstanding - basic and diluted
ARYA public shareholders (3)	14,950,000	5,000,000
Perceptive PIPE Investor and our Initial Shareholders (4)(5)	9,236,500	9,236,500
Other PIPE Investors (6)	15,000,000	15,000,000
	39,186,500	29,236,500

(1)	Assumes that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination.
(2)
Class B common shares outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

(3)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing and shares held by the initial shareholders.
(4)	Includes 5,000,000 shares acquired by the Perceptive PIPE Investor in the PIPE Financing.
(5)	Includes 4,236,500 shares held by the Initial Shareholders originally acquired prior to or in connection with ARYA’s initial public offering.
(6)	Excludes shares acquired by the Perceptive PIPE Investor in the PIPE Financing.

INFORMATION ABOUT ARYA

We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Business Combination Agreement on September 29, 2021. We intend to finance the Business Combination through the issuance of New Caritas Class A Common Stock.

Our sponsor is an affiliate of Perceptive Advisors, a leading life sciences focused investment firm with over $12 billion of regulatory assets under management as of March 31, 2021. Since its launch in 1999, Perceptive Advisors has focused exclusively on the healthcare industry. Our founders are the founder and management of Perceptive Advisors. Joseph Edelman, our Chairman, founded Perceptive Advisors in 1999. Adam Stone, our Chief Executive Officer, is the Chief Investment Officer of Perceptive Advisors, Michael Altman, our Chief Financial Officer, is a Managing Director at Perceptive Advisors and Konstantin Poukalov, our Chief Business Officer, is a Managing Director at Perceptive Advisors. Perceptive Advisors’ investment activity is focused on identifying both private and public companies in the life sciences and medical technology sectors and currently has investments in over 180 companies. The team at Perceptive Advisors consists of trained scientists, physicians and financial analysts who are passionately committed to identifying innovation that can drive critical change to current treatment paradigms. Perceptive Advisors invests across the capital structure and throughout a company’s growth cycle which provides access to a broad universe of management teams and companies seeking flexible capital solutions. Perceptive Advisors is also an active investor in pre-IPO financing rounds known as “crossovers.” Perceptive Advisors has invested in over 110 private companies since 2013 and in 2020 met with over 250 private companies in evaluation of private growth financing rounds, crossovers, and pre-IPO analysis. On March 2, 2021, we consummated an initial public offering of 14,950,000 Class A ordinary shares at an offering price of $10.00 per share, and a private placement with Sponsor of 499,000 private placement shares at an offering price of $10.00 per share.

Following the closing of our initial public offering, an amount equal to $149,500,000 of the net proceeds from its initial public offering and the sale of the private placement shares was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of June 30, 2021, funds in the trust account totaled approximately $149,519,811 and were held in money market funds. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if ARYA does not complete a business combination by March 2, 2023, or (iii) the redemption of all of the public shares if ARYA is unable to complete a business combination by March 2, 2023, subject to applicable law.

ARYA’s public shares are currently listed on Nasdaq under the symbol “ARYD”.

Financial Position

As of June 30, 2021, we had approximately $149.5 million held in the trust account, not taking into account payment of $5,232,500 of deferred underwriting fees. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using ARYA’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Our Business Combination

Fair Market Value of Target Business

The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

We are providing our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The amount in the trust account was approximately $10.00 per public share as of September 29, 2021. The per share amount we will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that we will pay to the underwriters of our initial public offering, but will be payable only to the extent there are funds legally available therefor. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holders and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Further, we will not proceed with redeeming our public shares, even if a public shareholder has properly elected to redeem its shares, if the Business Combination does not close. The Redemptions referred to herein shall take effect as repurchases under the Existing Governing Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Governing Documents provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

We have until March 2, 2023 to complete a business combination. If we are unable to consummate an initial business combination by March 2, 2023, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares or private placement shares they hold if we fail to consummate an initial business combination by March 2, 2023 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination by March 2, 2023).

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 2, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of our initial public offering held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of our initial public offering and the sale of the private placement shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our initial public offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. At June 30, 2021, we had access to up to $149.5 million from the proceeds of the initial public offering and the sale of the private placement shares with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per public share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

See “Risk Factors—Risks Related to the Business Combination and ARYA—If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Directors and Executive Officers

Our officers and directors are as follows:

Name	Age	Position
Joseph Edelman	65	Chairman
Adam Stone	41	Chief Executive Officer and Director
Michael Altman	39	Chief Financial Officer and Director
Konstantin Poukalov	37	Chief Business Officer
Todd Wider	56	Director
Leslie Trigg	50	Director
Michael Henderson	31	Director

Joseph Edelman serves as the Chairman of our board of directors. Mr. Edelman is Founder, Chief Executive Officer and Portfolio Manager of Perceptive Advisors. He has also served as Chairman of the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021 and ARYA Sciences Acquisition Corp V (Nasdaq: ARYE) since March 2021, and served as the Chairman of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020 and ARYA Sciences Acquisition Corp III from August 2020 to June 2021. Prior to founding Perceptive Advisors, Mr. Edelman was a Senior Analyst at Aries Fund, a Paramount Capital Asset Management biotechnology hedge fund, from 1994 through 1998. Prior to that position, Mr. Edelman was a Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994. Mr. Edelman started his career in the healthcare sector of the securities industry as a Biotechnology Analyst at Labe, Simpson from 1987 to 1990. Mr. Edelman earned an MBA from New York University and a BA, magna cum laude, in psychology from the University of California San Diego.

We believe that Mr. Edelman’s broad operational and transactional experience make him well qualified to serve as the Chairman of our board of directors.

Adam Stone, our Chief Executive Officer and a member of our board of directors, joined Perceptive Advisors in 2006 and has acted as Chief Investment Officer since 2012 and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Mr. Stone currently also serves as the Chief Executive Officer and as a member of the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021 and ARYA Sciences Acquisition Corp V (Nasdaq: ARYE) since March 2021, as well as on the board of directors of Solid Biosciences (Nasdaq: SLDB), Renovia, and Xontogeny, which are portfolio companies of Perceptive Advisors. Following the consummation of the business combination of ARYA Sciences Acquisition Corp. with Immatics Biotechnologies GmbH in July 2020, Mr. Stone also serves on the supervisory board of Immatics N.V. (Nasdaq: IMTX). Previously, Mr. Stone served as the Chief Executive Officer and as a member of the board of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020 and ARYA Sciences Acquisition Corp III from August 2020 to June 2021. Prior to joining Perceptive Advisors, Mr. Stone was a Senior Analyst at Ursus Capital from 2001 to 2006 where he focused on biotechnology and specialty pharmaceuticals. Mr. Stone graduated, with honors, from Princeton University with a BA in molecular biology.

We believe that Mr. Stone’s broad operational and transactional experience, and his position as Chief Executive Officer, make him well qualified to serve on our board of directors.

Michael Altman, CFA, our Chief Financial Officer and a member of our board of directors, joined Perceptive Advisors in 2007, is a Managing Director on the investment team and is a member of the internal investment committee of Perceptive Advisors’ credit opportunities fund. Mr. Altman’s focus is on medical devices, diagnostics, digital health and specialty pharmaceuticals. Mr. Altman also serves on the boards of directors of Vitruvius Therapeutics and Lyra Therapeutics (Nasdaq: LYRA), which are portfolio companies of Perceptive Advisors. Mr. Altman has also served as the Chief Financial Officer and on the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021 and ARYA Sciences Acquisition Corp V (Nasdaq: ARYE) since March 2021, and served as Chief Financial Officer and as a member of the board of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020 and ARYA Sciences Acquisition Corp III from August 2020 to June 2021. Since June 2021, Mr. Altman also serves as a director of Nautilus Biotechnology, Inc. (Nasdaq: NAUT). Mr. Altman graduated from the University of Vermont with a BS in Business Administration.

We believe that Mr. Altman’s broad operational and transactional experience make him well qualified to serve on our board of directors.

Konstantin Poukalov, our Chief Business Officer, joined Perceptive Advisors in 2019 and is a Managing Director at Perceptive Advisors focused on various strategies across the Perceptive platforms. Mr. Poukalov also serves as the Chief Business Officer of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021 and ARYA Sciences Acquisition Corp V (Nasdaq: ARYE) since March 2021, as well as  on the boards of directors of Lyra Therapeutics (Nasdaq: LYRA), Landos Biopharma, Inc. and LianBio, which are portfolio companies of Perceptive Advisors. Mr. Poukalov also served as Chief Business Officer of ARYA Sciences Acquisition Corp III from August 2020 to June 2021. Prior to joining Perceptive, Mr. Poukalov served as Executive Vice President and Chief Financial Officer of Kadmon Holdings (NYSE: KDMN) from 2014 to 2018. From 2012 to 2014, Mr. Poukalov served as Kadmon’s Vice President, Strategic Operations. Prior to joining Kadmon, Mr. Poukalov was a member of the healthcare investment banking group at Jefferies LLC from 2009 to 2012, focusing on companies across the life sciences and biotechnology sectors. Prior to Jefferies, Mr. Poukalov was a member of UBS Investment Bank, focusing on the healthcare industry, from 2006 to 2009. Mr. Poukalov graduated from Stony Brook University with a Bachelor of Engineering in Electrical Engineering.

Todd Wider has served on our board of directors since August 2020. Dr. Wider is the Executive Chairman and Chief Medical Officer of Emendo Biotherapeutics, which focuses on highly specific and differentiated gene editing. Dr. Wider has served on the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021 and Abeona Therapeutics Inc. (Nasdaq: ABEO) since May 2015. Dr. Wider previously consulted with a number of entities in the biotechnology space. Dr. Wider is an active, honorary member of the medical staff of Mount Sinai Hospital in New York, where he worked for over 20 years, and is a plastic and reconstructive surgeon who focused on cancer surgery. Dr. Wider received an MD from Columbia College of Physicians and Surgeons, where he was Rudin Fellow, and an AB, with high honors and Phi Beta Kappa, from Princeton University. He did his residency in general surgery and plastic and reconstructive surgery at Columbia Presbyterian Medical Center, and postdoctoral fellowships in complex reconstructive surgery at Memorial Sloan Kettering Cancer Center, where he was Chief Microsurgery Fellow, and in craniofacial surgery at the University of Miami. Dr. Wider is also a principal in Wider Film Projects, a documentary film company focusing on producing films with sociopolitical resonance.

We believe that Dr. Wider’s experience in the healthcare and life sciences industries make him well qualified to serve on our board of directors.

Leslie Trigg has served on our board of directors since February 2021. Ms. Trigg has served as the President and Chief Executive Officer of Outset Medical Inc. (“Outset”) (Nasdaq: OM) since November 2014. Ms. Trigg joined Outset from Warburg Pincus, a private equity firm, where she was an Executive in Residence from March 2012 to March 2014. Prior to that, Ms. Trigg served in several roles at Lutonix (acquired by CR Bard), a medical device company, from January 2010 to February 2012, most recently as Executive Vice President, and as Chief Business Officer of AccessClosure (acquired by Cardinal Health), a medical device company, from September 2006 to June 2009. She also previously held positions with FoxHollow Technologies (acquired by ev3/Covidien), a manufacturer of devices to treat peripheral artery disease, Cytyc, a diagnostic and medical device company, Pro-Duct Health (acquired by Cytyc), a medical device company, and Guidant, a cardiovascular medical device company. Ms. Trigg holds a BS degree from Northwestern University and an MBA from The Haas School of Business, UC Berkeley.

Michael Henderson has served on our board of directors since February 2021. Dr. Henderson has served as Chief Business Officer of BridgeBio Pharma Inc (“BridgeBio”) (Nasdaq: BBIO) since January 2020. Prior to holding that position, he spent two years serving as BridgeBio’s Senior Vice President, Asset Acquisition, Strategy and Operations. Dr. Henderson joined BridgeBio as Vice President of Asset Acquisition, Strategy and Operations in April 2016. Dr. Henderson also serves as the Chief Executive Officer of certain of BridgeBio’s subsidiaries, QED Therapeutics, Inc. and Origin Biosciences, Inc. Prior to BridgeBio, Dr. Henderson worked at McKinsey & Company from January 2015 to April 2016 and prior to that, he co-founded PellePharm, Inc., in August 2011. Dr. Henderson received his B.A. with high honors in global health with a citation in Spanish from Harvard University and his M.D. with a scholarly concentration in health services and policy from Stanford University where he was a member of both the Ignite and Leadership in Health Disparities Programs.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes (Class I, II and III). Only one class of directors will be elected in each year, and each class (except for those directors appointed prior to our first annual general meeting of shareholders) will serve a three-year term. The term of office of the first class of directors, consisting of Leslie Trigg, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Michael Henderson and Todd Wider, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Joseph Edelman, Adam Stone and Michael Altman, will expire at our third annual meeting of shareholders.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Class B ordinary shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Class B ordinary shares may remove a member of the board of directors for any reason.

Pursuant to an agreement to be entered into prior to the closing of our initial public offering, our Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for election to our board of directors, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We established an audit committee of the board of directors. Todd Wider, Leslie Trigg and Michael Henderson serve as members of our audit committee. Our board of directors has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. Todd Wider serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq and our board of directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•
reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

We established a nominating committee of our board of directors. The members of our nominating committee are Todd Wider, Leslie Trigg and Michael Henderson, and Leslie Trigg serves as chairman of the nominating committee. Our board of directors has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We established a compensation committee of our board of directors. The members of our compensation committee are Todd Wider, Leslie Trigg and Michael Henderson, and Michael Henderson serves as chairman of the compensation committee.

Our board of directors has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

Conflicts of Interest

Under Cayman Islands law, directors and officers of a Cayman Islands company owe certain duties to the company, including, but not limited to, the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at shareholder meetings.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of our sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Joseph Edelman	Perceptive Advisors, LLC	Hedge Fund	Chief Executive Officer and Portfolio Manager
	ARYA Sciences Acquisition Corp IV	Special Purpose Acquisition Company	Chairman
	ARYA Sciences Acquisition Corp V	Special Purpose Acquisition Company	Chairman

Adam Stone	Perceptive Advisors, LLC	Hedge Fund	Chief Investment Officer
	Solid Biosciences	Pharmaceuticals	Director
	Renovia	Healthcare	Director
	Xontogeny	Biotechnology	Director
	Immatics N.V.	Biotechnology	Director
	ARYA Sciences Acquisition Corp IV	Special Purpose Acquisition Company	Chief Executive Officer and Director
	ARYA Sciences Acquisition Corp V	Special Purpose Acquisition Company	Chief Executive Officer and Director

Michael Altman	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Vitruvius Therapeutics	Pharmaceuticals	Director
	Covid Apollo Project LLC	Medical Diagnostics	Director
	Lyra Therapeutics	Healthcare	Director
	Nautilus Biotechnology, Inc.	Biotechnology	Director
	ARYA Sciences Acquisition Corp IV	Special Purpose Acquisition Company	Chief Financial Officer and Director
	ARYA Sciences Acquisition Corp V	Special Purpose Acquisition Company	Chief Financial Officer and Director

Konstantin Poukalov	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Lyra Therapeutics	Healthcare	Director
	Landos Biopharma, Inc.	Healthcare	Director
	LianBio	Healthcare	Director
	ARYA Sciences Acquisition Corp IV	Special Purpose Acquisition Company	Chief Business Officer
	ARYA Sciences Acquisition Corp V	Special Purpose Acquisition Company	Chief Business Officer

Todd Wider	Abeona Therapeutics, Inc.	Pharmaceuticals	Director
	Emendo Biotherapeutics	Biopharmaceuticals	Director
	ARYA Sciences Acquisition Corp IV	Special Purpose Acquisition Company	Director
Leslie Trigg	Outset Medical Inc.	Medical Devices	President and Chief Executive Officer

Michael Henderson	BridgeBio Pharma Inc	Pharmaceuticals	Chief Business Officer

Potential investors should also be aware of the following other potential conflicts of interest:

•
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•
Our sponsor subscribed for founder shares and private placement shares in connection with our initial public offering. In February 2021, our sponsor transferred 30,000 founder shares to each of Todd Wider, Leslie Trigg and Michael Henderson. Our sponsor and our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, private placement shares and any public shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our initial public offering or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. Additionally, our sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within the required time period. If we do not complete our initial business combination within the required time period, the private placement shares will be worthless. Except as described herein, our sponsor and our management team have agreed not to transfer, assign or sell any of their founder shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement shares will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and director nominees will own ordinary shares directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our Sponsor, officers or directors or making the acquisition through a joint venture or other form of shared ownership with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our Sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our Sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Further, since the consummation of our initial public offering, we reimburse an affiliate of our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor has agreed to vote its founder shares, and it and the members of our management team have agreed to vote any shares purchased during or after the offering, in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation and Director Compensation and Other Interests

In February 2021, our Sponsor transferred 30,000 founder shares to each of Todd Wider, Leslie Trigg and Michael Henderson. None of our executive officers or directors have received any cash compensation for services rendered to us. Since the consummation of our initial public offering and until the earlier consummation of our initial business combination and our liquidation, we will reimburse our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from New Caritas. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Caritas to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of ARYA or its subsidiaries or any other individual having a relationship with ARYA which in the opinion of the ARYA Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our board of directors has determined that Joseph Edelman, Todd Wider, Leslie Trigg and Michael Henderson are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to our knowledge, threatened against us or any members of our management team in their capacity as such.

Properties

We currently maintain our executive offices at 51 Astor Place, 10th Floor, New York, New York 10003. The cost for our use of this space is included in the $10,000 per month fee we pay to our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations. Upon consummation of the Business Combination, the principal executive offices of New Caritas will be located at 3675 Market Street, Philadelphia, PA 19104.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Periodic Reporting and Audited Financial Statements

ARYA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, ARYA’s annual reports contain financial statements audited and reported on by ARYA’s independent registered public accounting firm.

We are required to evaluate our internal control procedures as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

ARYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “ARYA,” “we,” “us” or “our” refer to ARYA prior to the consummation of the Business Combination. The following discussion and analysis of ARYA’s financial condition and results of operations should be read in conjunction with ARYA’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Our sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company.

Our registration statement for our initial public offering was declared effective on February 25, 2021. On March 2, 2021, we consummated the initial public offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the Underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.7 million, inclusive of approximately $5.2 million in deferred underwriting commissions.

Simultaneously with the closing of the initial public offering, we consummated the private placement (the “private placement”) of 499,000 private placement shares, at a price of $10.00 per private placement share to our sponsor, generating gross proceeds of approximately $5.0 million.

Upon the closing of the initial public offering and the private placement, $149.5 million ($10.00 per Unit) of the net proceeds of the initial public offering and certain of the proceeds of the private placement were placed in a trust account, located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the trust account as described below.

If we have not completed a business combination within 24 months from the closing of the initial public offering, or March 2, 2023 or with respect to any other provision relating to the rights of public shareholders, unless we provide the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Business Combination Agreement on September 29, 2021. We intend to finance the Business Combination through a combination of (i) proceeds from the Amicus Contribution Amount, (ii) cash held in the trust account net of redemptions and deferred underwriting discounts and (iii) gross proceeds from the PIPE Financing.

The issuance of additional shares in a business combination:

•
may significantly dilute the equity interest of investors in our initial public offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

•	may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

•
could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our Class A ordinary shares.

Similarly, if we issue debt or otherwise incur significant debt, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As of June 30, 2021, we had approximately $757,000 in cash held outside of the trust account, approximately $149.5 million in cash held in the trust account. Further, we expect to continue to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete the Business Combination will be successful.

Results of Operations

Our entire activity since inception through June 30, 2021 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2021, we had a net loss of approximately $162,000, which consisted of approximately $167,000 general and administrative expenses partially offset by approximately $5,000 of net gains, dividends and interest on investments held in trust account. For the six months ended June 30, 2021, we had a net loss of approximately $373,000, which consisted of approximately $392,000 in general and administrative expenses partially offset by approximately $19,000 of net gains, dividends and interest on investments held in trust account.

Going Concern Consideration

At June 30, 2021, we had approximately $757,000 in our operating bank account, and working capital of approximately $1.1 million.

Our liquidity needs to date have been satisfied through a contribution of $25,000 from our Sponsor to cover certain of our offering costs in exchange for the issuance of the founder shares, the loan proceeds of $161,000 from our Sponsor pursuant to a note agreement (the “Note”), and the proceeds from the consummation of the private placement not held in the Trust Account. We repaid the Note in full on March 2, 2021. In addition, in order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. As of June 30, 2021, there were no amounts outstanding under any working capital loan.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or our officers and directors to meet our needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.

We continue to evaluate the impact of the COVID-19 pandemic and have concluded that the specific impact is not readily determinable as of the date of the balance sheet included in our financial statements included elsewhere in this proxy statement/prospectus. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Related Party Transactions

Founder Shares

On January 4, 2021, our sponsor paid $25,000 to cover certain expenses and offering costs on behalf of our company in consideration of 3,737,500 Class B ordinary shares, par value $0.0001 per share. In February 2021, the sponsor transferred an aggregate of 90,000 founder shares to our independent directors. The sponsor agreed to forfeit up to 487,500 founder shares to the extent that the over-allotment option was not exercised in full by the underwriters of our initial public offering, so that the founder shares would represent 20.0% of our issued and outstanding ordinary shares (excluding the private placement shares) after our initial public offering. The underwriters of our initial public offering fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 founder shares were no longer subject to forfeiture.

The holders of our founder shares agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until the earlier to occur of: (i) one year after the completion of the initial business combination and (ii) subsequent to the initial business combination, (A) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (B) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of our initial public offering, we consummated the private placement of 499,000 private placement shares, at a price of $10.00 per private placement share to the sponsor, generating gross proceeds of approximately $5.0 million. The private placement shares will not be transferable or salable until 30 days after the completion of our initial business combination. A portion of the proceeds from the private placement shares was added to the proceeds from our initial public offering held in the trust account.

The sponsor and our officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement shares until 30 days after the completion of the initial business combination.

Related Party Loans

On March 2, 2021, the sponsor agreed to loan us an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. We borrowed $161,000 under the Note and fully repaid this Note on March 2, 2021.

In addition, in order to finance transaction costs in connection with a business combination, the sponsor or an affiliate of the sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required in the form of working capital loans. If we complete a business combination, we may repay the working capital loans out of the proceeds of the trust account released to us. Otherwise, the working capital loans may be repaid only out of funds held outside the trust account. In the event that a business combination does not close, we may use a portion of the proceeds held outside the trust account to repay the working capital loans but no proceeds held in the trust account would be used to repay the working capital loans. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into shares of the post business combination entity at a price of $10.00 per share. The shares would be identical to the private placement shares. To date, we have no outstanding borrowings under the working capital loans.

Administrative Support Agreement

Commencing on the date the registration statement relating to our initial public offering became effective through the earlier of consummation of the initial business combination and our liquidation, we reimburse the sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. We incurred approximately $30,000 and $41,000 for these services and are included in general and administrative expenses in the accompanying statement of operations for the three and six months ended June 30, 2021, respectively.

Other Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than for an agreement to pay our sponsor fees of $10,000 per month for administrative support services and as described above.

Registration and Shareholder Rights

The holders of founder shares, private placement shares, and securities that may be issued upon conversion of working capital loans, if any, are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of a business combination. However, the registration and shareholder rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the founder shares, in accordance with the letter agreement our initial shareholders entered into and (ii) in the case of the private placement shares, 30 days after the completion of our business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters of our initial public offering a 45-day option from the final prospectus relating to our initial public offering to purchase up to 1,950,000 additional public shares to cover over-allotments at the initial public offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on March 2, 2021.

The underwriters were paid a cash underwriting discount of $0.20 per public share, or $3.0 million in the aggregate, paid upon the closing of the initial public offering. In addition, $0.35 per public share, or approximately $5.2 million in the aggregate, will be payable to the Underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the initial public offering and the sale of the private placement shares held in the trust account will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company has identified the following as its critical accounting policies:

Investment Securities Held in Trust Account

Upon the closing of the Initial Public Offering and the private placement, we were required to place net proceeds of the Initial Public Offering and certain of the proceeds of the private placement in a trust account, which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by management, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the trust account. Investments held in trust account are classified as trading securities, which are presented on the balance sheet at fair value at the end of the reporting period. Gains and losses resulting from the change in fair value of trading securities is included in investment income on trust account in the accompanying statement of operations. The estimated fair values of investments held in trust account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

Class A Ordinary Shares Subject to Possible Redemption

Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021, 14,039,388 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Net Income (Loss) Per Ordinary Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the periods. Our statement of operations include a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net income per ordinary share, basic and diluted, for Class A ordinary shares is calculated by dividing the net gain, dividends and interest on investments held in trust account, net of applicable taxes available to be withdrawn from the trust account, resulting in net loss of approximately $162,000 for the three months ended June 30, 2021 and net loss of approximately$373,000 for the six months ended June 30, 2021 by the weighted average number of Class A ordinary shares outstanding for the period. Net loss per ordinary share, basic and diluted for Class B ordinary shares is calculated by dividing the net loss, less income attributable to Class A ordinary shares by the weighted average number of Class B ordinary shares outstanding for the periods.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

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Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

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Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of June 30, 2021, the carrying values of cash, prepaid expenses and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in trust account is comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less and are recognized at fair value. The fair value of investments held in trust account is determined using quoted prices in active markets.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the executive officer compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

INFORMATION ABOUT CARITAS

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary section to “Caritas,” “we,” “us,” “our” and other similar terms refer to the Gene Therapy Business as operated by Amicus and its consolidated subsidiaries prior to the Business Combination and to New Caritas and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

Caritas is a patient-dedicated, clinical-stage biotechnology company focused on discovering, developing, and delivering novel, next generation gene therapies for rare genetic diseases. Our vision is for Caritas (from the Latin word for compassion) to become one of the world’s preeminent next-generation genetic medicine companies. Our mission is to transform the lives of children and adults living with rare genetic diseases by harnessing the power of next-generation genetic medicine and gene therapy technologies through advanced protein engineering and innovative gene therapy vector technologies. We have created and will continue to invent and develop multiple platform technologies to address some of the most vexing and intractable challenges with gene therapies to date.  These include challenges such as delivery, durability, manufacturability, immunogenicity and safety. We have established an industry leading portfolio of potential therapies for people living with rare metabolic diseases through a license with NCH and a strategic research collaboration with Penn. Our pipeline includes gene therapy programs in rare LDs, specifically: CLN6, CLN3, CLN1, Pompe disease, Fabry disease, MPSIIIB and MPSIIIA, as well as other rare neurological disorders such as CDD and Angelman syndrome. In addition, our collaboration with Penn provides us with access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

Caritas has a diversified portfolio of clinical and preclinical rare disease development programs.  Our proprietary platform technologies and protein engineering capabilities enable us to develop innovative, clinically differentiated gene therapies. We have an exclusive relationship with Penn to develop gene therapies for multiple rare genetic disorders. Caritas has a fully designed, ready-to-build, state-of-the-art clinical manufacturing facility with commercial expansion capabilities. Our co-development and commercialization agreement with Amicus will provide access to an established orphan disease platform with development and commercial capabilities. Importantly, Caritas combines an experienced public company leadership team with a fully built out gene therapy discovery, research and development team.  Through the end of 2023, we will aim to begin pivotal studies in CLN6/CLN3, complete three IND applications and identify two IND candidates.

In the Business Combination, we will combine with ARYA. The funds that will be contributed to Caritas in the Business Combination will allow us to execute on our clinical development plan and implement the build out of our planned manufacturing facility.

Our Strategy

Our strategy is to create, manufacture, test, and deliver the highest quality medicines for people living with rare metabolic, CNS and neuromuscular diseases through internally developed, acquired, or in-licensed products and product candidates that have the potential to provide significant benefits to patients, make obsolete current treatments, and be first- or best-in-class in genetic and genomic medicine.

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Harness the power of advanced protein engineering technologies to transform the lives of patients with genetic diseases. We have identified our targets using our modern protein engineering platforms to generate bespoke solutions and create proteins and transgenes to enhance potency through improved expression, activity, cross-correction, targeting, and immune protection to overcome a number of the current challenges facing the gene therapy space and improve the lives of children and adults living with devastating genetic diseases.

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Leverage our relationships with strategic partners. We have established an industry leading gene therapy portfolio of medicines to address significant unmet needs of people living with rare diseases through a license with NCH and a research collaboration with Penn. Our broad strategic relationship with Amicus and the transfer of our gene therapy programs will result in a fully integrated R&D organization and a long-term collaboration in Fabry and Pompe diseases. We also intend to leverage Penn’s wealth of knowledge in the gene therapy space to synergize and deliver best-in-class therapies by virtue of improved AAV delivery, safety, durability, and manufacturability.

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Progress our lead product candidates rapidly through clinical development to commercialization. We believe we will set up the capabilities to quickly progress our candidates through clinical development. Our pipeline is led by two clinical stage programs in CLN6 and CLN3 Batten disease that leverage proven AAV technologies and platforms from NCH and Sanford Research. We have IND candidates declared in Fabry disease and look to advance these towards clinical studies through our collaborations with Penn and Amicus.

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Leverage our R&D engine to expand our pipeline through the identification of further product candidates in our core areas. We plan to broaden our pipeline by utilizing our science, R&D capabilities, and partnerships to progress candidates in additional therapeutic areas within our core focus areas.  Our partnership with Penn has resulted in multiple active preclinical programs for devastating rare diseases such as CDD, CLN1, MPSIIIB, MPSIIIA, and Angelman syndrome.

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Build scalable manufacturing capabilities and utilize our strategic partnerships to evaluate next-generation platform technologies. We are working with our strategic partners to support our clinical manufacturing capabilities and are exploring new technologies. We are taking steps to increase our manufacturing capabilities to support our gene therapy programs and have begun design of our own manufacturing facility. During 2020 and thus far in 2021, our global supply chains have not been interrupted and we have maintained our ability to manufacture our clinical supply during the COVID-19 pandemic.

Our Approach

The gene therapy field has struggled for decades with key hurdles related to delivery, safety, durability, and manufacturability. We seek to address opportunities in each of these areas with innovative engineering, manufacturing, and analytic platforms in order to produce therapies with optimal safety and efficacy:

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Delivery: Incomplete transduction is a major factor limiting efficacy in first-generation gene therapies; with only <10-50% transduction in target cells, gene replacement with a wild type transgene leaves many cells untreated. Our cross-correction strategies circumvent this problem by turning transduced cells into therapeutic protein “factories” that secrete transgene product for uptake into untransduced local and distal neighbors.

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Safety: Dose-limiting toxicity presents what is perhaps the principal safety concern for AAV gene therapies, with recent reports of safety signals in liver, dorsal root ganglia, and other tissues following high dose administration of AAV.   We utilize potent cross-correcting transgenes coupled with efficient capsids to enable greater efficacy with lower doses. Moreover, we deploy multiple strategies for deimmunization, safe vector design, and stringent manufacturing and analytics to minimize the potential for toxicity.

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Durability: As a lack of durability is one of the key challenges within the gene therapy field, our goal is not only to enhance the stability, expression and distribution of our transgenes themselves, but to also ensure that the expression is maintained for the long-term. To accomplish this, we target transgene expression to long-lived cells that will not turn over and diminish transgene expression such as what is seen in liver-directed approaches. Our deimmunization approaches also minimize the potential for destruction of transduced cells upon recognition of “non-self” transgene products.

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Manufacturability: Optimal efficacy and safety depends on optimal quality during manufacturing. We are developing next-generation manufacturing platforms that can deliver highly pure, potent vectors at scale, and have developed a robust platform for downstream analytics including a matrix potency assay platform that assesses infectivity, transgene expression, and biological effect for each of our programs.

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Immunogenicity:  Immunogenicity concerns limit treatable patient populations, prevent repeated dosing, and impede efficacy due to elimination of transduced cells and neutralization of therapeutic transgene protein products. We are developing approaches to modulate and evade immune responses, with the goal of yielding more effective, durable therapies and enabling innovative approaches, such as repeat dosing.

Our Team

Caritas will be led by John F. Crowley, current Chairman and Chief Executive Officer of Amicus who will become the Chief Executive Officer of Caritas.  The highly experienced founding executive team will also include Jill Weimer, Ph.D., current Chief Science Officer at Amicus who will become Chief Science Officer at Caritas; David M. Clark, current Chief People Officer at Amicus who will become Chief Innovation and Administrative Officer at Caritas; and Samantha Prout, current Global Controller at Amicus who will become Senior Vice President for Finance and Principal Financial and Accounting Officer at Caritas. Dr. James M. Wilson, MD and Ph.D., current Director of the Gene Therapy Program at the Rose H. Weiss Orphan Disease Center and Professor of Medicine and Pediatrics in the Department of Medicine at Penn, will become Senior Scientific Advisor to Caritas.

Caritas will have approximately 120 full-time employees, approximately 90 of whom will transfer from Amicus.  We will recruit to fill the approximately 30 open roles.  Initially, there will be a Transition Services Agreement between Caritas and Amicus, pursuant to which each entity will provide certain services to the other, based on predefined schedules and cost allocations.

Our headquarters will include a state-of-the-art laboratory and office space in Philadelphia, Pennsylvania, which will be subleased from Amicus.

Our Pipeline

The following table summarizes our current portfolio of product candidates.

Our Clinical Programs in CLN6 and CLN3 Batten Disease

Our lead programs that have progressed to clinical trials are AAV9 gene therapies for Batten disease and derive from technologies that came out of NCH and Sanford Research.

CLN6 was our first gene therapy program that progressed to clinical trial, and, thus far, we have treated and followed 13 children with CLN6 for several years.  CLN6 is a late-infantile form of Batten disease with an early onset of symptoms typically between two and four years of age. CLN6 is a relatively small overall patient population worldwide. By the age of 10, if untreated, these children will usually have lost all ability to walk, think, talk, and see and will experience childhood mortality.  We estimate there are approximately 500 up to 1,000 patients worldwide living with CLN6. Early data suggest that this first-generation gene therapy approach may slow the progression of the disease in children.

The 13 patients enrolled in our Phase 1/2 study for CLN6 have received a one-time intrathecal administration of AT-GTX-501. In October 2020, interim results were reported for the 13 patients from this program, demonstrating that treatment with AT-GTX-501 was well tolerated. The majority of AEs were mild and unrelated to treatment. No pattern of AEs related to AAV or anti-CLN6 immunogenicity was observed. Interim efficacy data based on evaluation using the Hamburg Motor and Language scores suggested a slowing of disease progression for 12 of the 13 patients at the 12-month timepoint and for eight of the 13 patients at the 24-months timepoint. Additional, interim clinical data was reported on various components of Hamburg Seizure and Vision scores in most patients from baseline to month 12 or 24, compared to the progression expected in matched untreated patients. Two study participants passed away during the long term follow up period from disease-related complications deemed by the investigator as unrelated to AT-GTX-501.

CLN3 was our second gene therapy program into the clinic, and we have treated and followed four children with CLN3 for over a year. CLN3 is the juvenile form of Batten disease with an onset of symptoms typically between the ages of four and eight, where children also typically experience progressive loss of function during childhood and mortality during early adulthood.  We estimate there are approximately 3,000 up to 5,000 patients worldwide with CLN3, making it the most prevalent form of Batten disease and also one of the most prevalent genetic causes of blindness and brain disease in children.

In the fourth quarter of 2018, the initiation of a Phase 1/2 was announced to evaluate the safety and efficacy of a single intrathecal administration of AT-GTX-502 in patients with CLN3. In the Phase 1/2 study, a total of three patients were dosed in the low- dose group, and based on the safety profile to date, the data safety monitoring board agreed to begin enrollment for a high-dose cohort. One patient is currently dosed in the high-dose cohort. In February 2021, initial safety for the first four patients up to 15 months post-administration of AT-GTX-502 and preliminary efficacy data for the first three patients in the low-dose cohort for up 15 months post-administration as well as one patient in the high-dose cohort for up to 3 months post-administration of drug was announced. Initial results of the study suggest that AT-GTX-502 was well tolerated and suggested potential early signs of disease stabilization compared to a natural history dataset.

For both CLN6 and CLN3, there are currently no approved disease-modifying therapies. We are driven by the possibility of being able to provide a first-in-class AAV treatment for affected children. We are currently finalizing the clinical and registration paths in discussions with key regulatory agencies and are working diligently on our commercial manufacturing process with our partner, ThermoFisher, with the goal of advancing these gene therapies to as many children as quickly as possible.

In the first quarter of 2020, the FDA granted Fast Track designation to our therapy referred to as AT-GTX-502 for the treatment of pediatric patients less than 18 years of age with CLN3 Batten disease. In September 2020 and February 2021, the European Medicines Agency granted Priority Medicines designation and the FDA granted Fast Track Designation, to AT-GTX-501 for the treatment of patients with CLN6 Batten disease.

Our Product Candidates

In addition to our clinical programs, we have established a robust pipeline of preclinical candidates utilizing proprietary platform technologies that we will focus on in the coming years. We plan to regularly reassess our pipeline to prioritize programs where there is significant unmet medical need, where our technology is most advanced and where there is the best likelihood of helping patients. Through our relationship with Penn, we have the rights to utilize Penn technology in approximately 50 rare disease programs including Duchenne Muscular Dystrophy, Rett syndrome and Myotonic Dystrophy.

Within our lysosomal disease platform, our most developed program is in Fabry disease where we have engineered a GLA enzyme with enhanced stability, which has demonstrated significantly better substrate reduction in preclinical models than the unmodified wild-type GLA transgene. In Pompe disease, we have taken the approach of engineering a GAA transgene that includes a novel targeting moiety for efficient uptake through the CIMPR receptor, which has also demonstrated significantly better substrate reduction in preclinical models than the unmodified wild-type GAA transgene.  We also have ongoing preclinical studies in CLN1, MPSIIIA and MPSIIIB with engineered transgenes.

Our lead program within our broader CNS/neuromuscular franchise is in CDD, a devastating pediatric seizure disorder. This disorder is being diagnosed with increasing frequency, and a recent newborn screening suggests that up to 1 in 40,000 are born with CDD. We are exploring the potential of cell-penetrating peptides to generate engineered gene products that allow CDKL5 to cross-correct and have, thus far, generated compelling proof of concept preclinical data.

We have also recently begun discovery efforts together with Penn in Angelman syndrome and are using a number of engineering strategies to develop a more potent UBE3A gene therapy. Angelman syndrome represents a significant opportunity in terms of market size, with more than 30,000 patients estimated in commercial markets, and no currently approved disease modifying therapies.

Gene Therapy for the Treatment of Fabry Disease

Through our collaboration with Penn and Amicus, we are developing AT-GTX-701, which utilizes a proprietary, next-generation AAV capsid to deliver an optimized GLA gene encoding the alpha-Gal A enzyme for Fabry disease.  Fabry disease is a lysosomal disorder that is X-linked and caused by mutations in GLA that cause alpha-Gal A enzyme to be either absent or deficient. When alpha-Gal A is disrupted, GL-3 and lyso-Gb3 accumulate, leading to cellular damage, causing the various pathologies associated with Fabry disease. Fabry disease leads to progressive, irreversible organ damage, typically involving multiple tissues including the nervous, cardiac, and renal systems. Symptoms typically begin at an early age and can be severe, resulting in significant clinical, humanistic, and healthcare costs. Fabry disease requires lifelong medical intervention to manage its devastating complications.

Preclinical data from our AAV gene therapy for the treatment of Fabry disease utilized an engineered GLA transgene for greater stability and demonstrated high levels of GLA activity and robust GL-3 reduction in a mouse model of Fabry disease. This was followed by a second preclinical study that assessed a range of single doses of AAV in Gla knockout Fabry disease mouse model with either wild-type hGLA or AT-GTX- 701. In this study, AT-GTX- 701 demonstrated stable homodimer formation and enhanced temperature and plasma stability compared to the unmodified hGLA. AT-GTX-701 demonstrated significantly greater lyso-Gb3/GL-3 substrate reduction across all tissues sampled including kidney, heart, and DRG, with reductions at low dose being equal to or greater than the reductions observed at higher doses with unmodified hGLA. This study also provided the first known evidence for DRG storage reduction in a Fabry disease mouse model treated with an AAV gene therapy.

Fabry disease is a relatively rare disorder. The annual incidence of Fabry disease in newborn males has been historically estimated to be 1:40,000- 1:60,000 (Journal of the American Medical Association January 1999 and The Metabolic and Molecular Bases of Inherited Disease 8th edition 2001). However, more recent newborn screening studies in Italy, Taiwan, Austria, Spain and the U.S., which collectively screened more than 500,000 male and female newborns, found the incidence of GLA mutations to be between 1:2,445 to 1:8,454, more than ten times higher than previous estimates for classic patients (American Journal of Human Genetics 2006, Human Mutation 2009, the Lancet 2011, Journal of Pediatrics 2017, and JAMA Pediatrics 2018).

With respect to Fabry disease, there are approved therapies manufactured by Sanofi Genzyme (Fabrazyme), Takeda Shire (Replagal) and Amicus (Galafold). In addition, we are aware of other late clinical stage, early clinical stage and experimental drugs, including gene therapies, which are being developed for the treatment of Fabry disease by other companies. However, we consider our approach in gene therapy for Fabry disease to potentially be best in class due to the properties described above.

Gene Therapy for the Treatment of Pompe Disease

We are also advancing a next-generation gene therapy treatment for Pompe disease through our collaboration with Penn and Amicus. Pompe disease is a lysosomal disorder that results from a deficiency in a lysosomal enzyme, GAA, which is responsible for glycogen catabolism. Pompe disease can be severe and   debilitating and is characterized by progressive muscle weakness throughout the body, particularly in the heart and skeletal muscles. Disease presentation varies, ranging from a rapidly fatal infantile form with severe cardiac involvement to a more slowly progressive, late-onset form primarily affecting skeletal muscle. All forms are characterized by severe muscle weakness that worsens over time. In the early-onset form, patients are usually diagnosed shortly after birth and often experience enlargement of the heart and severe muscle weakness. In late-onset Pompe disease, symptoms may not appear until late childhood or adulthood, and patients often experience progressive muscle weakness.

According to reported estimates of the Acid Maltase Deficiency Association, the United Pompe Foundation, and the Lysosomal Disease Program at Massachusetts General Hospital, there are 5,000-10,000 patients with Pompe disease worldwide. Currently, three products, each ERTs, are approved for the treatment of Pompe disease: alglucosidase alfa (Myozyme and Lumizyme) and avalglucosidase alfa (Nexviazyme) by Sanofi. Long-term results with Myozyme and Lumizyme have shown that, although they can decrease mortality, prevent deterioration of respiratory function, and increase ambulatory capacity, results are highly variable. Significant morbidity may be present even after treatment, particularly in patients in whom treatment is initiated later in the disease course. Even infantile-onset patients who begin ERT very early in life typically develop progressive myopathy resulting in significant disability. These shortcomings are believed to result from inefficient biodistribution and cellular uptake of the ERTs.

In an initial preclinical study, Pompe disease knockout mice were treated intravenously with single-dose AAVs encoding either unmodified hGAA or an engineered hGAA. The engineered hGAA AAV gene therapy demonstrated more robust and consistent glycogen reduction compared in all key tissues. In the CNS, only the engineered hGAA AAV gene therapy yielded robust glycogen reduction in neuronal cells, suggesting this strategy may offer key benefits for treating neuronal aspects of the disease. This preclinical study provided initial validation for combining engineered transgenes with novel AAV gene therapy technologies and demonstrates the potential of the approach as a next-generation therapy for Pompe disease.

CDKL5 Deficiency Disorder

We are researching a potential first-in-class genetic medicine for CDD consisting of a CDKL5 protein engineered for cross correction, delivered as a gene therapy, through our collaboration with Penn. CDKL5 is a gene on the X-chromosome encoding the CDKL5 protein that regulates the expression of several essential proteins for normal brain development. Genetic mutations in the CDKL5 gene result in CDKL5 protein deficiency and CDD. This disorder manifests clinically as persistent seizures starting in infancy, followed by severe impairment in neurological development. Most children affected by CDD cannot walk or care for themselves and may also suffer from scoliosis, visual impairment, sensory issues, and gastrointestinal complications. The prevalence of mutations in CDKL5 is estimated at approximately 1 in 40,000–60,000 live births and is four times higher in women than in men. There is currently no approved targeted therapy for the underlying pathophysiology of CDD, and treatment is largely symptomatic.

Angelman Syndrome

We are also exploring an AAV gene therapy for Angelman syndrome, a neurological disorder caused by the lack of a functional UBE3A gene in certain areas of the brain. Angelman patients are impacted by motor and balance issues, seizures, and developmental delay, all initiating early in life. There are currently no treatments that can cure the disease or address the underlying genetic defect, and patients rely on symptomatic medications for seizure control. Our novel gene therapy strategy utilizes an engineered cross-correcting version of the UBE3A protein in order to treat as many target cells as possible. With this approach, we aim to deliver sustained UBE3A function in the brain and subsequently restore neuronal function.

 Other Preclinical Gene Therapies

We have a number of additional gene therapies in active preclinical development. Our strategy is to utilize our innovative program engineering approaches to develop first or best in class AAV gene therapies for other rare devastating diseases.

Manufacturing

We will continue leveraging our relationships with Penn and ThermoFisher to supply our gene therapy products.  Our partnerships with these contract manufacturers not only ensure that our products are manufactured according to Good Manufacturing Practices, or GMP, but also allow us to leverage the established supply chains and quality assurance systems of our partners ensuring our gene therapies are manufactured with well characterized materials and reagents. Although we currently rely on contract manufacturers, we have personnel with extensive manufacturing and quality experience to oversee our contract manufacturers providing an added layer of oversight and quality assurance. Together with our partners we have implemented appropriate controls for assuring the quality of both active biopharmaceutical ingredients and final drug products. Product specifications will be established    in accordance with regulatory bodies at the time of product registration.

While our third-party manufacturers have met our current manufacturing requirements, including supplying sufficient quantities of material to support our anticipated clinical trials, we are taking steps to increase our manufacturing capabilities to support our gene therapy programs. We have completed design, and are poised to begin construction, of a new state of the art gene therapy manufacturing facility to be based in Orlando, Florida, at the Lake Nona Medical Innovation Center.  The facility, designated as “MFG1,” is expected to support GMP manufacturing, upstream and downstream process development, analytical and quality control laboratories, and office space. MFG1 is expected to support adherent (iCellis) and suspension (500L Sub) gene therapy manufacturing platforms with sufficient capacity to support small-scale commercial production.

We aim to be among the world's leaders in gene therapy manufacturing science.  We believe current manufacturing methods are not sufficient to meet the demands of larger patient populations. We are actively pursuing the development of the next generation of gene therapy manufacturing platforms and analytics to provide high quality and well characterized gene therapies to larger patient populations.  While we develop our next generation manufacturing capabilities, we will also continue to leverage the manufacturing and process science from Dr.  Wilson’s lab at Penn and continue our relationship with ThermoFisher with secured capacity for clinical and commercial manufacturing as well as our long-term plasmid supply agreement with Aldevron, LLC.

Collaboration with Amicus

In connection with the Business Combination, we will enter into the Co-Development and Commercialization Agreement pursuant to which, among other things, (i) Caritas and Amicus will collaborate in the research and development of gene therapy product candidates for the treatment of Fabry disease and Pompe disease, (ii) Caritas will grant Amicus an exclusive license under Caritas’ intellectual property to clinically develop and commercialize certain existing and future gene therapy candidates and (iii) Caritas will grant Amicus a right of first negotiation to negotiate an exclusive license to develop and commercialize therapeutic products incorporating gene therapy technologies being developed by Caritas for certain muscular dystrophy indications. This collaboration will be overseen through a joint steering committee.

While both companies will maintain operational control over their respective work products, we believe this collaboration will reduce Caritas’ development risks through the cost sharing arrangement and subsequent corresponding profit split contemplated by the Co-Development and Commercialization Agreement.  The collaboration will allow Caritas to leverage Amicus’ global commercial, medical affairs and patient advocacy teams.

Other Collaboration and License Agreements

We have acquired rights to develop and commercialize our product candidates through licenses granted by various parties. The following summarizes our material rights and obligations under those licenses:

Nationwide Children's Hospital

In September 2018, Amicus acquired the rights and related intellectual property of ten gene therapy programs through the acquisition of Celenex. In connection with the Business Combination, Celenex will be a wholly-owned subsidiary of Caritas.  Celenex has an exclusive license agreement with NCH. Under this license agreement, NCH is eligible to receive development and sales-based milestones of up to $7.8 million for each product and royalties on commercial sales.

University of Pennsylvania

In October 2018, a collaboration agreement was entered into between Amicus and Penn to pursue R&D of novel gene therapies which was later expanded to include Pompe disease, Fabry disease, CDD, CLN1, Angelman syndrome, MPSIIIB, and MPSIIIA. In connection with the Business Combination, this agreement will be assigned to Caritas.  This collaboration with Penn will provide us with exclusive disease-specific access and option rights to develop potentially disruptive new gene therapy platform technologies and programs for most LDs and a broader portfolio of rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

Under the collaboration agreement with Penn, Penn is eligible to receive certain milestone, royalty and discovery research payments with respect to licensed products for each indication. Milestone payments are payable following the achievement of certain development and commercial milestone events in each indication, up to an aggregate of $88.0 million per indication. Royalty payments are based on net sales of licensed products on a licensed product-by-licensed product and country-by-country basis. We will provide $10.0 million each year over the next five years to fund the discovery research program.

MiaMed

In July 2016, Amicus acquired MiaMed. MiaMed was a pre-clinical biotechnology company focused on developing protein replacement therapy for CDD and related diseases. As part of the acquisition, Amicus was obligated to pay up to an additional $83.0 million in connection with the achievement of certain clinical, regulatory, and commercial milestones, for a potential aggregate deal value of $89.5 million. Following Amicus’ acquisition, MiaMed’s CDD technology was subsequently determined to also have gene therapy applicability. In connection with the Business Combination, MiaMed will be a wholly-owned subsidiary of Caritas.

Intellectual Property

Patents and Trade Secrets

Our success depends in part on our ability to maintain proprietary protection surrounding our product candidates, technology, and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, including for both new inventions and improvements of existing technology that are important to the development of our business, unless such proprietary position would be better protected using trade secrets. Our patent strategy includes obtaining patent protection, where possible, on compositions of matter, methods of manufacture, methods of use, combination therapies, dosing and administration regimens, formulations, therapeutic monitoring, screening methods, and assays. We also rely on trade secrets, know-how, continuing technological innovation, in-licensing, and partnership opportunities to develop and maintain our proprietary position. Lastly, we monitor third parties for activities that may infringe our proprietary rights, as well as the progression of third-party patent applications that may have the potential to create barriers to our products or otherwise interfere with the development of our business. If any of these patents were to be asserted against us, there is no assurance that a court would find in our favor or that, if we choose or are required to seek a license, a license to any of these patents would be available to us on acceptable terms or at all.

We own or hold license rights to several issued patents and numerous pending and issued applications, filed in the U.S., Europe, Japan, and other jurisdictions that are related our programs:

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From the Celenex technology, we have an exclusive license to composition-of-matter and intrathecal method of treatment patent applications covering the gene therapy for treating Batten disease that are pending in the U.S., Europe, Japan, and other jurisdictions. Any patents issued from these applications will expire in 2033 or 2040. The patent covering an intrathecal method of treatment, which expires in 2033, has issued in Europe and Japan.

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From our agreement with Penn, we have a license to Penn’s patent portfolio pertaining to vector and other platform technologies for treating Pompe disease, Fabry disease, CDD, CLN1, MPSIIIB, as well as a next generation program in MPSIIIA. Any patents issued from these applications will expire in 2039.

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We own several U.S. patents and applications that cover gene therapy (e.g., Pompe disease, Fabry disease, CDD, MPSIIIB and MPSIIIA) and our proprietary protein engineering platform technology. Issued U.S. patents will expire in 2039 or 2040.

Patent term extensions and adjustments, supplementary protection certificates, and pediatric exclusivity periods are not reflected in the expiration dates listed above and may extend protection.

We cannot be certain, however, that issued patents will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

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Individual patents extend for varying periods depending on the effective date of filing of the patent application or the date of patent issuance, and the legal term of the patents in the countries in which they are obtained. Generally, patents issued in the U.S. are effective for 20 years from the earliest nonprovisional filing date. This period may be shortened by terminal disclaimer or further extended by patent term adjustment or extension. The term of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest nonprovisional filing date.

The U.S. Drug Price Competition and Patent Term Restoration Act of 1984, and amendments thereto, more commonly known as the Hatch-Waxman Act, provides for an extension of one patent, known as a Hatch-Waxman statutory extension, for each NCE to compensate for a portion of the time spent in clinical development and regulatory review. However, the maximum extension is five years, and the extension cannot extend the patent beyond 14 years from the NDA approval. Similar extensions are available in European countries, known as SPC extensions, Japan, and other countries. However, in the U.S. we will not know what, if any, extensions are available until a drug is approved.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The Patient Protection and Affordable Care Act, or Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the Public Health Services Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

The patent positions of companies like ours are generally uncertain and involve complex legal, technical, scientific, and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in promptly filing patent applications on new discoveries, and in obtaining effective claims and enforcing those claims once granted. We focus special attention on filing patent applications for formulations and delivery regimens for our products in development to further enhance our patent exclusivity for those products. We seek to protect our proprietary technology and processes, in part, by contracting with our employees, collaborators, scientific advisors, and our commercial consultants to ensure that any inventions resulting from the relationship are disclosed promptly, maintained in confidence until a patent application is filed, and preferably until publication of the patent application, and assigned to us or subject to a right to obtain a license. We do not know whether any of our owned patent applications or those patent applications that are licensed to us will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, invalidated, circumvented, or be found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products and reduce the term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing, and regulatory review of a potential product, it is possible that any related patent may expire prior to or shortly after commencing commercialization, thereby reducing the advantage of the patent to our business and products.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our trade secret technology and processes, in part, by entering into confidentiality agreements with commercial partners, collaborators, employees, consultants, scientific advisors, and other contractors, and by contracting with our employees and some of our commercial consultants to ensure that we own any trade secrets resulting from such employment or consulting. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be discovered independently by others. To the extent that our consultants, contractors, or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

Overview

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. In addition, several large pharmaceutical companies are increasingly focused on developing therapies for the treatment of rare diseases through organic growth, acquisitions, and partnerships. While we believe that our technologies, knowledge, experience, and scientific resources, provide us with competitive advantages, we face potential competition from many different sources, including commercial enterprises, academic institutions, government agencies, and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with both existing and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise associated with research and development, regulatory approvals, and marketing approved products. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, and/or are less expensive than products that we may develop. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive to buyers.

Major Competitors in the Gene Therapy

The gene therapy drug development space is a highly competitive and rapidly changing technological field. As a significant unmet need exists in LDs, neuromuscular and neurodevelopmental disorders, there are many small and large, pharmaceutical and biotechnology companies focused on developing medicines for the treatments of these diseases.  The key competitive factors affecting the success of our product candidates are likely to be efficacy, safety, convenience, and price.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The following table lists companies with existing gene therapies targeted to the diseases we are targeting and publicly available information on the status of their clinical-stage product offerings:

Competitor(1)	Indication	Product	Status	2020 Sales

Avrobio	Fabry disease	AVR-RD-01	Phase 1/2	N/A
Freeline	Fabry disease	FLT190	Phase 1/2	N/A
Sangamo	Fabry disease	ST-920	Phase 1/2	N/A
4D Molecular Therapeutics	Fabry disease	4D-310	Phase 1/2	N/A
AskBio (Bayer)	Pompe disease	ACTUS-101	Phase 1/2	N/A
Audentes (Astellas)	Pompe disease	AT845	Phase 1/2	N/A
Spark (Roche)	Pompe disease	SPK3006	Phase 1/2	N/A
Lysogene	MPSIIIA	LYS-SAF302	Phase 2/3	N/A
Abeona Therapeutics	MPSIIIA	ABO-102	Phase 1/2	N/A
Abeona Therapeutics	MPSIIIB	ABO-101	Phase 1/2	N/A
Taysha Gene Therapies	CLN1	TSHA-118	IND Open	N/A

(1) Reflects commercial products and product candidates for which IND has been filed or are in clinical development.

Government Regulation

FDA Approval Process

In the U.S., biopharmaceutical products, including gene therapies, are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, Public Health Services Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biopharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to file a marketing application, the issuance of a Complete Response letter or a decision to not approve a pending BLA, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, litigation, government investigation, and criminal prosecution.

Biopharmaceutical product development in the U.S. typically involves nonclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the biopharmaceutical product for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required varies substantially based upon the type, complexity, and novelty of the product or disease. Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics, potential safety, and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls, and at least one proposed clinical trial protocol. Long-term preclinical safety evaluations, such as animal tests of reproductive toxicity and carcinogenicity, continue during the IND phase of development.

A 30-day review period after the submission and receipt of an IND is required prior to the commencement of clinical testing in humans. The IND becomes effective 30 days after its receipt by the FDA, and trials may begin at that point unless the FDA notifies the sponsor that the investigations are subject to a clinical hold.

Clinical trials usually involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with applicable government regulations, GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials to support a BLA for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or, for certain disease states, patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on pharmacodynamics effects and effectiveness.

Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance, and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of efficacy and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients over longer treatment periods, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

The FDA has established the Office of Tissue and Advanced Therapies within the CBER to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER in its review.

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving gene therapies. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by 10 years of annual queries, either in person or by questionnaire. NIH and the FDA have a publicly accessible database, the Genetic Modification Clinical Research Information System, which includes information on gene therapy trials and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these trials.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA for the determination of efficacy and safety. FDA approval of the BLA is required before marketing of the product may begin in the U.S. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee; although for orphan drugs these fees are waived, and the holder of an approved BLA may also be subject to annual product and establishment user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Marketing applications are assigned review status during the filing period. Review status could be either standard or priority. Most such applications for standard review are reviewed within 12 months under PDUFA V (two months for filing plus ten months for review). The FDA attempts to review a drug candidate that is eligible for priority review within six months, as discussed below. The review process may be extended by the FDA for three additional months to evaluate major amendments submitted during the pre- specified PDUFA V review clock. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an Advisory Committee for public review, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an Advisory Committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA may also undertake an audit of nonclinical and clinical trial sites. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA or BLA contains data that provide substantial evidence that the drug is safe and effective in the indication studied and to be marketed. During the product approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the product candidate. A REMS could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

After the FDA evaluates the BLA and the manufacturing facilities, it issues an approval letter or a complete response letter. Complete response letters outline the deficiencies in the submission that prevent approval and may require substantial additional testing or information for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in an amendment submitted to the BLA, the FDA will then issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type and extent of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require substantial post-approval commitments or requirements to conduct additional testing and/or surveillance to monitor the drug's safety or efficacy and may impose other conditions, including distribution and labeling restrictions which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, problems are identified following initial marketing, or post-marketing commitments are not met.

Other Regulatory Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post- approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the internet. Products approved under Subpart H or Subpart E carry additional post-marketing considerations and requirements.

Drugs may be promoted only for approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, new safety information, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA, or BLA supplement before the change can be implemented. New efficacy claims require submission and approval of a BLA supplement for each new indication.

The efficacy claims typically require new clinical data similar to those included in the original application. The FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. Additional exclusivity may be granted for new efficacy claims.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post- marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, and surveillance to monitor the effects of an approved product, or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to cGMP, after approval. Drug manufacturers and certain subcontractors are required to register their establishments with FDA and certain state agencies and are subject to routine inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The first BLA applicant with FDA orphan drug designation for a particular active ingredient to receive FDA approval of the designated drug for the disease indication for which it has such designation, is entitled to an Orphan Drug Exclusivity in the U.S. for that product, for that indication. During  the seven-year period, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug Exclusivity or if the license holder cannot supply sufficient quantities of the product. Orphan Drug Exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition, provided that the sponsor has conducted appropriate clinical trials required for approval. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee for the orphan indication.

Pediatric Information

Under the PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Fast Track Designation

Under the Fast Track program, the sponsor of an IND may request the FDA to designate the drug candidate as a Fast Track drug if it is intended to treat a serious condition and fulfill an unmet medical need. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor's request. Once the FDA designates a drug as a Fast Track candidate, it is required to facilitate the development and expedite the review of that drug by providing more frequent communication with and guidance to the sponsor.

In addition to other benefits such as greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug's BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's review period as specified under PDUFA V for filing and reviewing an application does not begin until the last section of the BLA has been submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

Breakthrough Therapy designation is intended to expedite the development and review of a candidate that is planned for use to treat a serious or life- threatening disease or condition when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A Breakthrough Therapy designation conveys all of the Fast Track program features, as well as more intensive FDA guidance on an efficient drug development program. The FDA also has an organizational commitment to involve senior management in such guidance.

Priority Review

Under FDA policies, a drug candidate is eligible for priority review, or review within six months from filing for an NME or six months from submission for a non-NME if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis, or prevention of a disease. A Fast Track designated drug candidate would ordinarily meet the FDA's criteria for priority review. The FDA makes its determination of priority or standard review during the 60-day filing period after an initial BLA submission.

Accelerated Approval

Under the FDA's accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint.  Failure to conduct required post- approval studies or confirm a clinical benefit during post-marketing studies, could lead the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Anti-Kickback, False Claims Laws, the Prescription Drug Marketing Act and Other Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes as well as regulations related to payments and transfers of value to healthcare providers, the protection of the security and privacy of protected health information, and other compliance efforts. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services, reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

U.S. Foreign Corrupt Practices Act

The FCPA prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business abroad or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Healthcare Reform

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.

In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the Affordable Care Act  is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum Medicaid rebate for both branded and generic drugs, expanded the 340B program, and revised the definition of AMP, which could increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also extended Medicaid drug rebates, previously due only on fee-for-service Medicaid utilization, to include the utilization of Medicaid managed care organizations as well and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs. On February 1, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the Affordable Care Act. These regulations became effective on April 1, 2016. Since that time, there have been significant ongoing efforts to modify or eliminate the Affordable Care Act through executive orders, congressional action and judicial challenges.

Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken.

Further legislative and regulatory changes under the Affordable Care Act remain possible, as the President Biden administration has signaled that it plans to build on the Affordable Care Act and expand the number of people who are eligible for subsidies under it. It is unknown what form any such changes or any law would take, and how or whether it may affect our business in the future. We expect that changes or additions to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry.

The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each individual pharmaceutical manufacturer pays a prorated share of the branded prescription drug fee, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Furthermore, the law requires manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” The BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole,” by increasing from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.

The Public Health Service’s 340B drug pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. The Affordable Care Act expanded the 340B program to include additional types of covered entities: certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, each as defined by the Affordable Care Act. Because the 340B ceiling price is determined based on AMP and Medicaid drug rebate data, revisions to the Medicaid rebate formula and AMP definition could cause the required 340B discounts to increase.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives as well. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for pharmaceutical products.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Human Capital

Caritas is a team of compassionate problem solvers dedicated to finding cures for people living with rare diseases. Our passion for making a difference unites us. We believe in each other and foster an environment of innovation, teamwork and respect for one another. Supporting our employees is an essential part of our core values and culture. We strive to be role models in the advancement of diversity and inclusion in the workplace. Our unique experiences, cultures, and backgrounds are what make us leaders in putting patients at the forefront of what we do and pushing ideas as far and fast as possible.

Caritas expects to have approximately 120 employees, with approximately 90 of them already identified from Amicus.  Of those identified employees, a majority (85%) are in R&D and technical operations with the remaining (15%) in general and administrative departments.  The expected initial executive team consists of four executives:  two of whom are women, one of whom is a member of the LGBTQ+ community, and one of whom is a veteran of the U.S. military.  At the non-executive levels, the identified employees represent 54% women and 46% men.  The identified employees represent a diverse workforce with approximately 35% being people of color.  Years of service and tenure for employees transferring from Amicus will continue at Caritas.

Our talent is an essential driver of the Caritas business, and we are dedicated to attracting, developing and retaining our employees.  Under the current proposals, we aim to offer competitive compensation and benefit packages that motivate employees and protect shareholder interests.  We expect to reward employees for what they do (their performance) and how they do it (their leadership).  All employees are expected to be shareholders of the publicly traded company and their annual short-term incentive award would be tied to individual performance and company performance, reinforcing an atmosphere of teamwork, innovation and cooperation.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in 2021. Our headquarters is 3675 Market Street, Suite 1400, Philadelphia, PA 19104 and our telephone number is (215) 921-7600. Our website address is www.caritas-rx.com. We will make available free of charge on our website our annual, quarterly, and current reports, including amendments to such reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the U.S. Securities and Exchange Commission.

Information relating to our corporate governance, including our code of business conduct, corporate governance guidelines, and information concerning our senior management team, board of directors, including board committees and committee charters, and transactions in our securities by directors and executive officers, is expected to be available on our website at www.caritas-rx.com and in print to any stockholder upon request. Any waivers or material amendments to the code of business conduct will be posted promptly on our website following the code of business conduct’s adoption.

Item 2.	PROPERTIES

The following table contains information about our current significant leased properties as of December 31, 2020.

Location	Approximate Square Feet	Use	Lease expiry date
Philadelphia, Pennsylvania, U.S.	50,816	Office and laboratory	September 2034
Orlando, Florida, U.S.	32,022	Office and laboratory	February 2040 (1)

(1) Includes renewal options on lease which we are reasonably certain to exercise.

Following the closing, Caritas will also own 5.19 acres of undeveloped land in Orlando, Florida, at the Lake Nona Medical Innovation Center, which is expected to be the site of a future manufacturing facility.

We believe that our current office and laboratory facilities are adequate and suitable for our current and anticipated needs. We believe that, to the extent required, we will be able to lease or buy additional facilities at commercially reasonable rates.

Item 3.	LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

Item 4.	MINE SAFETY DISCLOSURES

None.

CARITAS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Caritas’ financial condition and results of operations together with Caritas’ audited financial statements and notes thereto. Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for Caritas’ business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Caritas’ actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Caritas’ forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this Caritas Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Caritas,” “we,” “us,” “our” and other similar terms refer to Caritas prior to the Business Combination and to New Caritas and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

Caritas is a patient-dedicated, clinical-stage biotechnology company focused on discovering, developing, and delivering novel, next generation gene therapies for rare genetic diseases. Our vision is for Caritas (from the Latin word for compassion) to become one of the world’s preeminent next-generation genetic medicine companies. Our mission is to transform the lives of children and adults living with rare genetic diseases by harnessing the power of next-generation genetic medicine and gene therapy technologies through advanced protein engineering and innovative gene therapy vector technologies. We have created and will continue to invent and develop multiple platform technologies to address some of the most vexing and intractable challenges with gene therapies to date.  These include challenges such as delivery, durability, manufacturability, immunogenicity and safety. We have established an industry leading portfolio of potential therapies for people living with rare metabolic diseases through a license with NCH and a strategic research collaboration with Penn. Our pipeline includes gene therapy programs in rare LDs, specifically: CLN6, CLN3, CLN1, Pompe disease, Fabry disease, MPSIIIB and MPSIIIA, as well as other rare neurological disorders such as CDD and Angelman syndrome. In addition, our collaboration with Penn provides us with access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

Caritas has a diversified portfolio of clinical and preclinical rare disease development programs.  Our proprietary platform technologies and protein engineering capabilities enable us to develop innovative, clinically differentiated gene therapies. We have an exclusive relationship with Penn to develop gene therapies for multiple rare genetic disorders. Caritas has a fully designed, ready-to-build, state-of-the-art clinical manufacturing facility with commercial expansion capabilities. Our co-development and commercialization agreement with Amicus will provide access to an established orphan disease platform with development and commercial capabilities. Importantly, Caritas combines an experienced public company leadership team with a fully built out gene therapy discovery, research and development team.  Through the end of 2023, we will aim to begin pivotal studies in CLN6/CLN3, complete three IND applications and identify two IND candidates.

 We do not have any products available for commercial sale, and we have not generated any revenue from our gene therapy portfolio or other sources. Our ability to generate revenue sufficient to achieve profitability, if ever, will depend on the successful development and eventual commercialization of our potential therapies, which we expect, if it ever occurs, will take a number of years. The research and development efforts require significant amounts of additional capital and adequate personnel infrastructure. There can be no assurance that our research and development activities will be successfully completed, or that our potential therapies will be commercially viable.

We have incurred significant losses since the commencement of our operations.  Our net loss was $129.8 million in 2020 and $61.5 million for the six months ended June 30, 2021 and we expect to continue to incur significant expenses and operating losses for the foreseeable future as we continue our efforts to identify product candidates and seek regulatory approvals within our gene therapy portfolio. These losses have resulted primarily from costs incurred in connection with research and development activities and to a lesser extent from general and administrative costs associated with our operations. Our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our research and development activities.

As a result, we will require additional financing to fund our ongoing activities. We may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate certain of our research and development programs. There can be no assurances that other sources of financing would be available. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our research and development efforts.

Impact of COVID-19 Pandemic

The Gene Therapy Business has not been significantly impacted from the novel coronavirus (“COVID-19”) pandemic.  We have maintained operations, secured our supply chain for our programs, as well as maintained the operational integrity of our clinical trials, with minimum disruptions. Our ability to continue to operate without any significant disruptions will depend on the continued health of our employees and the continued operation of our supply chain. However, our results of operations in future periods may be negatively impacted by unknown future impacts from the COVID-19 pandemic.

Proposed Business Combination Transaction

On September 29, 2021, Amicus, ARYA, Amicus GT and Caritas entered into a business combination agreement. As a result of the proposed business combination, ARYA will be renamed to Caritas Therapeutics, Inc. (or “New Caritas”), and will acquire an equity interest in Caritas. In addition, immediately after the completion of the business combination, certain investors have agreed to subscribe for and purchase an aggregate of $200 million of common stock of New Caritas. The combined company is expected to receive gross proceeds of at least $300 million at the closing of the transaction (assuming the maximun redemptions are effected by shareholders of ARYA) and will operate under the new Caritas management team. The $300 million of gross proceeds expected to be received at the closing includes $50 million of additional cash contributed by Amicus. The boards of directors of both ARYA and Amicus have approved the proposed transaction. Completion of the transaction, which is expected in the fourth quarter of 2021 or early 2022, is subject to approval of ARYA’s shareholders, delivery of the minimum $300 million in cash proceeds, and the satisfaction or waiver of certain other customary closing conditions.

Results of Operations for the Year Ended December 31, 2020

The financial statements have been extracted from the accounting records of Amicus. The historical results of operations, financial position, and cash flows may not be indicative of what we would have been had we been a separate stand‑alone entity, nor are they indicative of what the results of operations, financial position and cash flows may be in the future.

Costs directly related to us have been entirely attributed to us in the accompanying financial statements. R&D salaries, wages and benefits costs were recorded based on the estimated percentage of time R&D employees worked on gene therapy programs. We also received services and support from other functions of Amicus. Our operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support have been allocated to us using methodologies based on proportionate share of R&D expenses related to the gene therapy programs as compared to the R&D expenses of Amicus as a whole. These allocated costs are primarily related to corporate administrative expenses, non-R&D employee related costs, including salaries and other benefits, for corporate and shared employees and other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, human resources, facilities, and other corporate and infrastructural services. These allocated costs are recorded primarily in R&D, and general and administrative (“G&A”) expenses in the Statements of Operations and Comprehensive Loss.

The following table provides selected financial information for the Company:

	Years Ended December 31,
(in thousands)	2020	2019	Change
Operating expenses:
Research and development	$97,921	$60,941	$36,980
General and administrative	27,674	20,168	7,506
Changes in fair value of contingent consideration payable	117	107	10
Depreciation and amortization	4,129	1,763	2,366
Total operating expenses	129,841	82,979	46,862
Net loss	$(129,841)	$(82,979)	$(46,862)

Research and Development Expense

We expense research and development costs as incurred. Research and development expense consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

The following table summarizes our research and development expenses:

	Years Ended December 31,
(in thousands)	2020	2019
Third-party direct project expenses
Batten disease	$19,059	$11,998
Fabry disease	5,800	1,473
Pompe disease	7,656	6,016
Research and discovery fees	10,000	7,500
General program expenses and other pre-clinical programs	24,754	12,538
Total third-party direct project expenses	67,269	39,525
Other project costs
Personnel costs	24,628	16,131
Lease and other costs	6,024	5,285
Total other project costs	30,652	21,416
Total research and development costs	$97,921	$60,941

Research and development expense increased $37.0 million during the year ended December 31, 2020 compared to the prior year. The increase was primarily due to (i) the strategic alignment of manufacturing activities and the expense of a manufacturing prepaid agreement of $9 million; (ii) additional spend on the Batten disease programs of $7.1 million, primarily related to increased contract manufacturing costs as the clinical programs progress and the $1 million indication fee for CLN1; (iii) additional spend in the Fabry disease program of $4.3 million, primarily driven by increased clinical research and contract manufacturing spend; (iv) additional pre-clinical activities in MPSIIIA and MPSIIIB; and (v) an additional research and discovery fee payment of $2.5 million given the timing of the initiation of those fees.  In addition, there was an increase to personnel costs of $8.5 million driven by a higher percentage allocation to gene therapy programs of approximately 34% compared to 23% for December 31, 2020 and 2019, respectively.

General and Administrative Expense

General and administrative expense increased $7.5 million during the year ended December 31, 2020 compared to the prior year. The increase was primarily driven by the increase in allocation percentage from 21.3% for 2019 to 31.8% for 2020.

Depreciation and Amortization

Depreciation and amortization increased $2.4 million during the year ended December 31, 2020 compared to the prior year. The increase was primarily due to the increase in research equipment, furniture and fixtures and leasehold improvements that were put in service during the fourth quarter of 2019 with the opening of the Philadelphia, Pennsylvania office.

Results of Operations for the Six Months Ended June 30, 2021

These financial statements have been extracted from the accounting records of Amicus. The historical results of operations, financial position, and cash flows may not be indicative of what we would have been had we been a separate stand‑alone entity, nor are they indicative of what the results of operations, financial position and cash flows may be in the future.

Costs directly related to us have been entirely attributed to us in the accompanying financial statements. R&D salaries, wages and benefits costs were recorded based on the estimated percentage of time R&D employees worked on gene therapy programs. We also received services and support from other functions of Amicus. Our operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support have been allocated to us using methodologies based on proportionate share of R&D expenses related to the gene therapy programs as compared to the R&D expenses of Amicus as a whole. These allocated costs are primarily related to corporate administrative expenses, non-R&D employee related costs, including salaries and other benefits, for corporate and shared employees and other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, human resources, facilities, and other corporate and infrastructural services. These allocated costs are recorded primarily in R&D, and G&A expenses in the Statements of Operations and Comprehensive Loss.

The following table provides selected financial information for the Company:

	Six Months Ended June 30,
(in thousands)	2021	2020	Change
Operating expenses:
Research and development	$42,107	$50,819	$(8,712)
General and administrative	16,611	13,269	3,342
Changes in fair value of contingent consideration payable	679	47	632
Depreciation and amortization	2,136	2,034	102
Total operating expenses	61,533	66,169	(4,636)
Net loss	$(61,533)	$(66,169)	$4,636

Research and Development Expense

We expense research and development costs as incurred. Research and development expense consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

The following table summarizes our research and development expenses:

	Six Months Ended June 30,
(in thousands)	2021	2020
Third-party direct project expenses
Batten Disease	$11,666	$9,822
Fabry Disease	3,119	3,441
Pompe Disease	2,643	8,051
Research and discovery fees	5,000	5,000
General program expenses and other pre-clinical programs	6,244	9,177
Total third-party direct project expenses	28,672	35,491
Other project costs
Personnel costs	10,376	12,259
Lease and other costs	3,059	3,069
Total other project costs	13,435	15,328
Total research and development costs	$42,107	$50,819

Research and development expense decreased $8.7 million during the six months ended June 30, 2021 as compared to the same period in the prior year. The decrease was primarily due to (i) the timing of our clinical research and manufacturing costs of $5.4 million associated with the Pompe disease program and (ii) reduced personnel costs of $1.9 million, primarily due to realignment of strategic priorities.  This was partially offset by an increase in the Batten disease programs of $1.8 million primarily driven by increased manufacturing and clinical research costs.

General and Administrative Expense

General and administrative expense increased $3.3 million during the six months ended June 30, 2021 compared to the same period in the prior year. The increase was primarily driven by the increase in allocation percentage from 32.0% as of June 30, 2020 to 33.1% as of June 30, 2021 and an increase in overall share-based compensation expense.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. Our net loss was $129.8 million for the year ended December 31, 2020 and $61.5 million for six months ended June 30, 2021. We have funded our operations to date primarily through the support from Amicus. Our primary uses of cash to date have been to fund our research and development activities, business planning, establishing and maintaining our intellectual property portfolio, capital investments related to the Philadelphia, Pennsylvania office and laboratory facility and providing general and administrative support for our operations.

Funding Requirements

We expect to incur losses from operations for the foreseeable future primarily due to research and development expenses, including expenses related to conducting research activities, pre-clinical expenses and clinical trials. Our future capital requirements will depend on a number of factors, including:

•	the scope, progress, results and costs of our clinical trials, including but not limited to CLN6 and CLN3;

•	the cost of manufacturing drug supply for our clinical and preclinical studies;

•
the future results of on-going preclinical research and subsequent clinical trials for gene therapy treatments for CDD, Pompe disease, Fabry disease, MPSIIIB, MPSIIIA, and other pipeline candidates we may identify from time to time, including our ability to obtain regulatory approvals;

•	any changes in regulatory standards relating to the review of our product candidates; and our ability to timely obtain such required regulatory approvals;

•	the number and development requirements of other product candidates that we pursue;

•	the emergence of competing technologies and other adverse market developments;

•	our ability, and the ability of our third-party manufacturers, to manufacture or supply sufficient quantities of clinical products;

•
the costs of future commercialization activities, if any, including establishing sales, marketing, manufacturing and distribution capabilities, for any of our product candidates for which we receive marketing approval;

•	our ability to achieve the degree of market acceptance necessary for future commercial success of our product candidates for which we receive marketing approval, if any;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	the impact of litigation that may be brought against us or of litigation that we may pursue against others;

•	the extent to which we acquire or invest in businesses, products, and technologies;

•
our ability to successfully integrate acquired products and technologies into our business, including the possibility that the expected benefits of the transactions will not be fully realized by us or may take longer to realize than expected;

•	our ability to establish and maintain collaborations, partnerships or other similar arrangements and to obtain or satisfy any milestone, royalty, or other payments from any such collaborations;

•
the extent to which our business could be adversely impacted by the effects of COVID-19 outbreak, including due to actions by us, governments, suppliers or other third parties to control the spread of COVID-19, or by other health epidemics or pandemics; and

•	changes in accounting standards.

We have not been capitalized with sufficient funding to conduct our operations.  We have no available cash or credit facilities. We are dependent upon Amicus to provide services and funding to support our operations until, at least, such time as external financing is completed.  We expect to incur significant expenses and operating losses for the foreseeable future as we continue our efforts to identify product candidates and seek regulatory approvals within our gene therapy portfolio.

Additional financing will be needed to fund our ongoing activities.  We may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts. We may be unable to raise additional funds or enter into such other arrangements or arrangement when needed on favorable terms, or at all.  If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate certain of our research and development programs.  There can be no assurances that other sources of financing would be available or that Amicus will continue to financially support our operations. Due to these uncertainties, there is substantial doubt about our ability to continue as a going concern.

Our future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing; (ii) the success of our research and development programs; (iii) the development of competitive therapies by other biotechnology and pharmaceutical companies, (iv) our ability to attract and retain key employees, (v) our ability to manage growth of the organization; (vi) our ability to protect its proprietary technology; and ultimately (vii) regulatory approval and market acceptance of our product candidates.

Cash Flow Discussion for the Year Ended December 31, 2020

	Years Ended December 31,
(in thousands)	2020	2019
Net cash used in operating activities	$(107,063)	$(42,625)
Net cash used in investing activities	(3,758)	(39,250)
Net cash provided by financing activities	110,821	81,875
Net increase (decrease) in cash and cash equivalents	$-	$-

Operating Activities

During the year ended December 31, 2020, net cash used in operating activities was $107.1 million, due to our operating loss of $129.8 million and an increase of $7.8 million in prepaid program expenses, partially offset by $15.7 million of share-based compensation, $9.9 million in other non-current assets and liabilities primarily related to the strategic alignment of manufacturing activities and the expense of a manufacturing agreement and $4.1 million of depreciation on research equipment and leasehold improvements.

During the year ended December 31, 2019, net cash used in operating activities was $42.6 million, due to our operating loss of $83.0 million, partially offset by a $14.4 million impact in other non-current assets and liabilities related to the Philadelphia, Pennsylvania office lease, $14.2 million increase in accrued expenses and other current liabilities mainly related to timing of accrued program costs, and $9.4 million of share-based compensation.

Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $3.8 million, primarily due to purchases of research equipment and leasehold improvements related to the Philadelphia, Pennsylvania office and laboratory facility.

During the year ended December 31, 2019, net cash used in investing activities was $39.3 million, primarily due to capital expenditures for furniture and fixtures and leasehold improvements associated with the opening of the office in Philadelphia, Pennsylvania.

Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was driven by the net proceeds from Amicus of $110.8 million.

During the year ended December 31, 2019, net cash provided by financing activities was driven by the net proceeds from Amicus of $81.9 million.

Cash Flow Discussion for the Six Months Ended June 30, 2021
	Six Months Ended June 30
(in thousands)	2021	2020
Net cash used in operating activities	$(50,132)	$(57,083)
Net cash used in investing activities	(1,098)	(1,915)
Net cash provided by financing activities	51,230	58,998
Net increase (decrease) in cash and cash equivalents	$-	$-

Operating Activities

During the six months ended June 30, 2021, net cash used in operating activities was $50.1 million, due to our operating loss of $61.5 million and a net decrease of $2.2 million in prepaid program expenses, accounts payable, accrued expenses and other current liabilities, which was primarily driven by accrued program costs, partially offset by $10.4 million of share-based compensation and $2.1 million of depreciation on our research equipment and leasehold improvements.

During the six months ended June 30, 2020, net cash used in operating activities was $57.1 million, due to our operating loss of $66.2 million, partially offset by a $6.8 million of share-based compensation and $2.0 million of depreciation on our research equipment and leasehold improvements.

Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities was $1.1 million, due to construction in progress for the buildout of the Florida facilities.

During the six months ended June 30, 2020, net cash used in investing activities was $1.9 million, due to purchases of research equipment and leasehold improvements related to the Philadelphia, Pennsylvania office and laboratory facility.

Financing Activities

During the six months ended June 30, 2021, net cash provided by financing activities was driven by the net proceeds from Amicus of $51.2 million.

During the six months ended June 30, 2020, net cash provided by financing activities was driven by the net proceeds from Amicus of $59.0 million.

Financial Uncertainties Related to Potential Future Payments

Collaborative Agreements, Contingent License Agreement Milestone Payments and Royalties

University of Pennsylvania

In October 2018, a collaboration agreement was entered into with Penn to pursue research and development of novel gene therapies which was later expanded to include Pompe disease, Fabry disease, CDD, CLN1, Angelman syndrome, MPSIIIB and MPSIIIA. This collaboration with Penn will provide us with exclusive disease-specific access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies. Under the collaboration agreement with Penn, Penn is eligible to receive certain milestone, royalty and discovery research payments with respect to licensed products for each indication. Milestone payments are payable following the achievement of certain development and commercial milestone events in each indication, up to an aggregate of $88.0 million per indication. Royalty payments are based on net sales of licensed products on a licensed product-by-licensed product and country-by-country basis. We will provide $10.0 million each year over the next five years  to fund the discovery research program.

Nationwide Children's Hospital

In September 2018, Amicus acquired the rights and related intellectual property of ten gene therapy programs through the acquisition of Celenex. In connection with the Business Combination, Celenex will be a wholly-owned subsidiary of Caritas. Celenex has an exclusive license agreement with NCH. Under this license agreement, NCH is eligible to receive development and sales-based milestones of up to $7.8 million for each product and royalties on commercial sales.

MiaMed

In July 2016, Amicus acquired MiaMed. MiaMed was a pre-clinical biotechnology company focused on developing protein replacement therapy for CDD and related diseases. Following Amicus’ acquisition, MiaMed’s CDD technology was subsequently determined to also have gene therapy applicability. As part of the transactions, we may be obligated to pay up to an additional $83.0 million in connection with the achievement of certain clinical, regulatory, and commercial milestones, for a potential aggregate deal value of $89.5 million. In connection with the Business Combination, MiaMed will be a wholly-owned subsidiary of Caritas.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating lease obligations (2)	$139,013	$3,854	$10,240	$10,675	$114,244
Purchase obligations(3)	7,950	2,650	5,300	-	-
Other contractual obligations(3)	12,000	4,000	8,000	-	-
Total fixed contractual obligations (1)	$158,963	$10,504	$23,540	$10,675	$114,244

(1) This table does not include (a) any milestone payments which may become payable to third parties under license agreements as the timing and likelihood of such payments are not known, (b) any royalty payments to third parties as the amounts of such payments, timing, and/or the likelihood of such payments are not known, (c) amounts, if any, that may be committed in the future to construct additional facilities, (d) agreements with clinical research organizations and other outside contractors who are partially responsible for conducting and monitoring our clinical trials for our drug candidates. These contractual obligations are not reflected in the table above because we may terminate them without penalty, and (e) contracts that are entered into in the ordinary course of business which are not material in the aggregate in any period presented above.

(2) Represents the future payments on operating leases for properties.

(3) Represents minimum purchase commitments due to third parties. These contractual purchase obligations are in addition to amounts included within our December 31, 2020 Consolidated Balance Sheet and excludes variable purchases that exceed fixed minimum quantities and for the periods that can be canceled without payment penalties.

(4) Represents minimum manufacturing capacity commitments due to third parties. These contractual capacity obligations are in addition to amounts included within our December 31, 2020 Consolidated Balance Sheet and excludes periods that can be canceled without payment penalties.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2020 and 2019 and June 30, 2021 and 2020.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements included within this prospectus, which we have prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following discussion represents our critical accounting policies.

Research and Development

We expect to continue to incur substantial research and development expenses as we continue to develop our product candidates. Research and development expense consists of:

•	internal costs associated with our research and clinical development activities;

•	fees owed to third-party contract research organizations in connection with preclinical, toxicology studies and clinical trials;

•	payments we make to contract manufacturers, investigative sites, and consultants in connection with clinical trials;

•	technology license costs;

•	manufacturing development costs;

•	personnel-related expenses, including salaries, benefits, travel, and related costs for the personnel involved in drug discovery and development;

•	activities relating to regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials; and

•	facilities and other allocated expenses, which include direct and allocated expenses for rent, facility maintenance, as well as laboratory and other supplies.

We have multiple research and development projects ongoing at any one time. We utilize our internal resources, employees, and infrastructure across multiple projects. We record and maintain information regarding external, out-of-pocket research and development expenses on a project-specific basis.

We expense research and development costs as incurred, including payments made to date under our license agreements. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing, and costs of the efforts that will be necessary to complete the remainder of the development of our product candidates. As a result, we are not able to reasonably estimate the period, if any, in which material net cash inflows may commence from our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the conduct, duration, and cost of clinical trials, which vary significantly over the life of a project as a result of evolving events during clinical development, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the results of our clinical trials; and

•	any mandate by the FDA or other regulatory authority to conduct clinical trials beyond those currently anticipated.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals, and the expense of filing, prosecuting, defending, and enforcing any patent claims or other intellectual property rights. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay, or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of the foregoing variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development, regulatory approval, and commercialization of that product candidate. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those which we currently anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Drug development takes several years and millions of dollars in development costs.

Leases

Our leases are for office space. The leases have varying terms, some of which could include options to renew, extend, and early terminate. We determine if an arrangement is a lease at contract inception. Operating leases are included in ROU assets and lease liabilities on the Balance Sheets.

ROU assets represent our right to control the use of an explicitly or implicitly identified asset for a period of time and lease liabilities represent our obligation to make lease payments arising from the lease. Control of an underlying asset is conveyed to us if we obtain the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use Amicus’ incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lease payments included in the measurement of the lease liability are comprised of fixed payments. Variable lease payments are excluded from the ROU asset and lease liability and are recognized in the period in which the obligation for those payments is incurred. Variable lease payments are presented in the Statements of Operations and Comprehensive Loss in the same line item as expenses arising from fixed lease payments for operating leases. We have leases that include lease and non-lease components, which we account for as a single lease component for all underlying asset categories.

The lease terms for our leases include the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that we are reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Leases with an initial term of 12 months or less are not recorded on the Balance Sheets. We recognize lease expense for these leases on a straight-line basis over the lease term. We apply this policy to underlying asset categories.

Share-based Compensation

We recognize share-based compensation expense for grants under the Amicus 2007 Plan, which provides for the granting of restricted stock units and stock options to purchase common stock in Amicus to employees, directors, advisors, and consultants at a price to be determined by Amicus’ Board of Directors. The Amicus 2007 Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of Amicus’ business. Under the provisions of the Amicus 2007 Plan, no stock option will have a term in excess of 10 years. The Board of Directors of Amicus, or its committee, is responsible for determining the individuals to be granted stock options, the number of stock options each individual will receive, the stock option price per share, and the exercise period of each stock option. Stock options granted pursuant to the Amicus 2007 Plan generally vest 25% on the first-year anniversary date of grant and the remainder ratably on a monthly basis over the next three years thereafter and may be exercised in whole or in part for 100% of the shares vested at any time after the date of grant.

Restricted stock units awarded under the Amicus 2007 Plan are generally subject to graded vesting and are contingent on an employee's continued service. RSUs are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions.  The cost of the RSUs is expensed, which is determined to be the fair market value of the shares of common stock underlying the RSUs at the date of grant, ratably over the period during which the vesting restrictions lapse.

The Black-Scholes option pricing model is used when estimating the grant date fair value for stock-based awards. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was based on the historical volatility of Amicus. The average expected life is determined using our actual historical data. The risk-free interest rate is based on U.S. Treasury, zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

Recent Accounting Pronouncements

See Note 2 to our audited and unaudited financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures about Market Risk

Inflation generally affects us by increasing our cost of labor and research and development contracts. We do not believe that inflation has had a material effect on our financial results during the periods presented.

CARITAS EXECUTIVE COMPENSATION

As of the date hereof, no executive officers or directors of Caritas have received any compensation from Caritas in respect of services to Caritas.  Compensation for executive officers, directors and other employees of Caritas following the Closing will be provided pursuant to a compensation program to be developed by Caritas.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation paid by Amicus Therapeutics, Inc. to John Crowley (who will be our Chief Executive Officer following the Closing), David Clark and Jill Weimer, who are anticipated to be our two most highly compensated executive officers other than the Chief Executive Officer (collectively, our “named executive officers” or “NEOs”).  These numbers reflect Amicus compensation from fiscal years 2018, 2019 and 2020 for Mr. Crowley and the 2020 fiscal year for Mr. Clark and Dr. Weimer.  This compensation was paid by Amicus in respect of each executive’s services to Amicus. Compensation of the named executive officers from Caritas following the Closing can be expected to differ from the historical disclosure provided below.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus(1) ($)		Stock Awards(2) ($)	Option Awards(2) ($)	Change in Pension Value & Non- Qualified Deferred Compensation Earnings		All Other Compensation ($)		Total ($)
John F. Crowley Chief Executive Officer	2020	719,514	(3)	514,800	(3)	5,479,971	2,492,491	1,282,843	(3)	825,505	(4)	11,315,124
	2019	656,770		476,815		5,327,948	2,334,850	234,775		821,505		9,852,663
	2018	637,640		445,710		3,861,699	1,654,347	—		820,567		7,419,963

David Clark Chief Innovation and Administrative Officer	2020	427,354		206,886		1,242,124	564,962	0		35,011	(5)	2,476,337

Jill Weimer Chief Science Officer	2020	290,915		134,442		1,480,652	332,327	0		19,746	(6)	2,258,082

(1)	The 2020 amount represents Amicus bonuses earned in 2020 and paid in 2021.

(2)
The grant date fair value of time-based Amicus restricted stock unit awards (“RSUs”), performance based Amicus restricted stock unit awards (“PRSUs”) and stock option awards granted to the named executive officers was computed by Amicus in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Amicus chose the Black-Scholes option pricing model when estimating the grant date fair value for stock-based awards requiring certain assumptions with respect to selected model inputs. Expected volatility was based on Amicus’ historical volatility since their initial public offering in 2007, average expected life and option forfeitures were based on Amicus’ actual historical data, and risk-free interest rate was based on U.S. Treasury, zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. These amounts reflect the Amicus stock price at the time of the grant. The following table provides information regarding the 2020 PRSUs based on the expected performance outcomes (and is the grant date fair value of the award, as reflected in the Summary Compensation Table) and maximum performance outcomes:

Name and Principal Position	Grant Date Fair Value for 2020 PRSUs (i.e., Based on Expected Performance) ($)	Value at Grant Date Assuming Maximum Performance ($)
John F. Crowley	3,028,744	6,057,488
David Clark	686,515	1,373,029
Jill Weimer	403,834	807,668

Mr. Crowley participated in the Amicus Non-Qualified Cash Deferral Plan and Amicus Amended and Restated Restricted Stock Unit Deferral Plan. This amount includes $109,827 investment losses determined by the hypothetical investments elected by Mr. Crowley in fiscal year 2020 under the Non-Qualified Cash Deferral Plan and $1,392,670 in earnings, represented as the difference between the vesting date value of deferred RSUs and their value as of December 31, 2020 or their value as of the delivery date with respect to 101,626 shares that were delivered to Mr. Crowley on February 1, 2020.

(3)
Includes $14,250 of 401(k) employer match, $800,000 of monthly medical payments pursuant to Mr. Crowley’s Amicus employment agreement to help defray the substantial out-of-pocket medical expenses incurred by Mr. Crowley and his family, $750 for health care savings account, $6,005 in life insurance premiums and $4,500 for executive health benefits received.

(4)
Includes $13,693 of 401(k) employer match, $750 for health care savings account, $1,068 in life insurance premiums, $4,500 for executive health benefits received and $15,000 for financial consulting services.

(5)	Includes $14,519 of 401(k) employer match, $727 in life insurance premiums and $4,500 for executive health benefits received.

Narrative Disclosure to Summary Compensation Table

For its 2018, 2019 and 2020 fiscal years, as applicable, Amicus compensated the Caritas named executive officers in respect of their service to Amicus in the form of base salaries, cash bonuses, Amicus equity awards, non-qualified deferred compensation and broad-based employee benefits. Compensation of the named executive officers from Caritas following the Closing can be expected to differ from the compensation historically provided under the Amicus compensation programs.

Base Salary.   Base salaries set forth in the Summary Compensation Table were set and paid by Amicus and were determined by the Compensation and Leadership Development Committee of the Amicus Board of Directors.

Annual Cash Bonuses.  Cash bonuses set forth in the Summary Compensation Table were paid pursuant to the Amicus annual bonus program and were based on a combination of Amicus corporate and individual performance metrics.

Equity Awards. Amicus equity awards were made by the Compensation and Leadership Development Committee of the Amicus Board of Directors under Amicus’ equity compensation plans and consisted of stock options, RSUs and PRSUs.  The treatment of these Amicus awards in connection with the transactions is described under the heading “Certain Relationships and Related Person Transactions – Treatment of Legacy Amicus Equity Awards”.

Employee Benefits.   Prior to the Closing, each of the named executive officers was generally eligible to participate in the Amicus employee benefits program, including health and welfare benefits, and a 401(k) retirement plan and financial consulting services.

Caritas Employment Arrangements

Contingent upon the closing, Caritas is expected to enter into employment agreements providing, among other things, severance benefits and change of control arrangements to the NEOs pursuant to the terms described below. Although the terms and conditions of those agreements are not expected change until the agreements are executed and become effective, changes to the terms and conditions described below may occur.

John F. Crowley.  Mr. Crowley is expected to enter into an employment agreement with Caritas which will provide that he will serve as Caritas’ Chief Executive Officer. The agreement provides for an annual base salary of $575,000 and a target annual bonus of 55% of the annual base salary. The agreement also provides for an initial “Founder’s Equity Grant” consisting of 50% RSUs and 50% stock options which will be with respect to a number of shares equal to not less than 4.5% of the fully diluted post-money value of the Company following the Closing, with an anticipated grant date value equal to $27,000,000, to be granted pursuant to the 2021 Plan being adopted in connection with the Business Combination Agreement. The portion of the Founder’s Equity Grant consisting of RSUs will generally vest over four years in equal annual installments, and the portion of the Founder’s Equity Grant consisting of stock options will generally vest over four years, with 25% of such stock options to vest on the first annual vesting date and in equal monthly installments thereafter (in each case subject to continued employment).  The agreement is also expected to provide for additional annual equity grants under the 2021 Plan to be issued on or about the first day of January beginning in 2023 and for at least the calendar years 2024 and 2025.  Any such future equity grants will consist of 50% RSUs and 50% stock options with a minimum target annual value of $3,000,000 or such other value or equity mix as may be determined by the New Caritas Board in its absolute discretion.

The agreement will continue in effect following its effectiveness until either Mr. Crowley or Caritas provides written notice of termination to the other in accordance with the terms of the agreement. Upon the termination of his employment by Caritas without cause (as defined in the agreement) other than within twelve months after a change of control (as defined in the agreement and which does not include the Business Combination), Mr. Crowley will be entitled to receive (i) a severance payment in an amount equal to one and one half times his then current base salary, payable in a lump sum within thirty calendar days, (ii) an additional payment equal to 150% of the target bonus for the year in which the termination occurs, pro-rated for the number of days actually worked in the year of termination, payable in a lump sum within thirty calendar days, and (iii) to the extent Mr. Crowley is enrolled in any of Caritas’ group health benefits plans on the effective date of termination, thirty-six months of continued coverage for Mr. Crowley and his dependents with premiums fully paid by Caritas over such period, which benefits will not be reduced in any manner, including but not limited to the coverage previously provided to Mr. Crowley and his dependents under his prior employment agreement with Amicus (which we refer to as the “Continuing Medical Benefit”). Further, the vesting of all stock options and RSUs then held by Mr. Crowley will accelerate to the extent any such awards would have vested within twelve months of Mr. Crowley’s termination. Mr. Crowley is not entitled to severance payments if Caritas terminates him for cause at any time or if he resigns without good reason (as defined in the agreement) other than within 12 months after a change of control.

Further, if upon the termination of Mr. Crowley’s employment by the company other than for cause, or if Mr. Crowley resigns for good reason, in each case within twelve months following a change of control, Mr. Crowley will be entitled to receive (i) a severance payment in an amount equal to two times his then current base salary, payable in a lump sum within thirty calendar days, (ii) an additional payment equal to 200% of the target bonus for the year in which the termination occurs, payable in a lump sum within thirty calendar days, and (iii) the Continuing Medical Benefit. Further, the vesting of all remaining unvested New Caritas stock options, RSUs, and PRSUs then held by Mr. Crowley would accelerate, with any PRSUs to vest at the applicable performance targets or such greater amounts as determined by the Caritas Board in its sole discretion.

If Mr. Crowley’s employment ceases due to death or inability to work, Mr. Crowley will be entitled, to the extent Mr. Crowley is enrolled in any of Caritas’ group health benefits plans on the effective date of termination, continued participation in such plans for him and his dependents for a period of twelve months following the date of termination, with premiums fully paid by Caritas over such period.

Other Named Executive Officers

David Clark and Jill Weimer.  Mr. Clark and Dr. Weimer are expected to become Caritas’ Chief Innovation and Administrative Officer and Chief Science Officer, respectively, and are expected to enter into employment agreements with Caritas. The agreements provide for an annual base salary of $453,482 for Mr. Clark and $430,000 for Dr. Weimer, annual target bonus of 45% of their base salary, and Founders Equity Grants consisting solely of RSUs equal to, in each case, not less than 1% of the fully diluted post-money value of the Company following the Closing, and in each case with an anticipated grant date value equal to $6,000,000, to be granted pursuant to the 2021 Plan being adopted in connection with the Business Combination Agreement.  Additionally, Mr. Clark and Dr. Weimer will be eligible for future equity grants to be issued on or about the first day of January beginning in 2023 and for at least the calendar years 2024 and 2025. Any such future equity grants will, in each case, consist of 50% RSUs and 50% stock options with a minimum target annual value of $1,000,000 or such other value or equity mix as may be determined by the New Caritas Board in its absolute discretion.

The agreements with Mr. Clark and Dr. Weimer will continue in effect following their effectiveness until either such named executive officer or Caritas provides written notice of termination to the other in accordance with the terms of the agreement. Under the agreements with Mr. Clark and Dr. Weimer, if either named executive officer is terminated by Caritas without cause other than within twelve months after a change of control, then such named executive officer will have the right to receive (i) a lump sum payment of an amount equal to such executive’s annual base salary, payable within sixty calendar days, (ii) an amount equal to the target bonus for such executive officer, pro‑rated for the number of days actually worked in the year of termination, payable in a lump sum within seventy-five calendar days, (iii) vesting of stock option and RSU awards then held by such named executive officer to the extent any such awards would have vested within twelve months of such named executive officer’s termination, and (iv) to the extent the named executive officer was enrolled in any of Caritas’ group health benefits plans as of the effective date of their termination, continued eligibility and participation in such plans for twelve months with premiums paid by Caritas over such period.

In addition, if either Mr. Clark or Dr. Weimer is terminated other than for cause within twelve months following a change of control or, if within twelve months following a change of control, the named executive officer resigns for good reason, then such named executive officer has the right to receive (i) a lump sum payment of an amount equal to one and one-half times such executive’s annual base salary, payable within sixty calendar days, (ii) an amount equal to 150% of such executive officer’s target annual bonus, payable in a lump sum within seventy-five calendar days, (iii) any outstanding unvested New Caritas stock options, RSUs and PRSUs then held by the named executive officer will accelerate and fully vest, with any PRSUs to vest at the applicable performance targets or such greater amounts as determined by the Caritas Board in its sole discretion, and (iv) to the extent the named executive officer was enrolled in any of Caritas’ group health benefits plans as of the effective date of their termination, continued eligibility and participation in such plans for eighteen months with premiums paid by Caritas over such period.

Finally, if the employment of either of Mr. Clark or Dr. Weimer ceases due to death or inability to work, such named executive officer or such named executive officer’s eligible dependents, if any, will be entitled to continuation of health care coverage under COBRA with premiums to be subsidized by the Company for up to twelve months.

As a condition to the payment of the foregoing severance benefits (not including continued health care coverage upon termination due to death or inability to work), a departing named executive officer will be required to execute and not revoke a general release of claims against the Company and its affiliates. Each named executive officer is bound by non‑disclosure, inventions transfer, non‑solicitation and non‑competition covenants that will generally prohibit such executive officer from competing with Caritas or from soliciting Caritas’ customers or employees during the term of his or her employment and for twelve months after termination of employment.

Outstanding Amicus Equity Awards at Fiscal Year-End

The following table presents the outstanding Amicus equity awards held by each of the named executive officers as of December 31, 2020.  The treatment of these Amicus equity awards in connection with the transactions is described in under the heading “Certain Relationships and Related Person Transactions – Amicus Equity Awards”.

	Stock Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)(2)		Market Value of Units of Stock That Have Not Vested ($)(4)	Number of Unearned Units of Stock That Have Not Vested (#)(3)		Market Value of Unearned Units of Stock That Have Not Vested ($)(4)
John F. Crowley Chief Executive Officer	108,557	—		6.45	2/15/2022	50,813	(5)	$1,173,272
	136,378	—		4.38	6/4/2022	53,303	(6)	1,230,766
	1,538	—		3.53	1/28/2023	175,108	(8)	4,043,244
	31,439	—		3.82	6/26/2024	256,673	(10)	5,926,580
	230,000	—		11.19	1/2/2025				80,327	(12)	$1,854,750
	230,000	—		15.96	6/1/2025				78,389	(13)	1,810,002
	250,000	—		11.74	1/4/2026				58,370		1,347,763
	83,333	—		6.10	6/15/2026				116,739		2,695,504
	83,333	—		7.93	6/15/2026				64,169		1,481,662
	56,596	5,889	(5)	5.13	1/3/2027				64,167		1,481,616
	112,326	41,750	(6)	15.67	1/3/2028				128,337		2,963,301
	171,591	186,535	(8)	10.04	1/2/2029
	—	403,409	(10)	9.55	1/2/2030
David Clark
Chief Innovation and Administrative Officer	45,948	38,894	(7)	12.84	10/09/2028	28,006	(7)	646,659
	36,949	40,185	(8)	10.04	1/2/2029	37,716	(8)	870,862
	—	91,439	(10)	9.55	1/2/2030	58,179	(10)	1,343,353
									16,883	(13)	389,828
									12,572		290,287
									25,144		580,575
									14,545		335,844
									14,544		335,821
									29,090		671,688
Jill Weimer
Chief Science Officer	—	20,922	(9)	12.06	6/17/2029	16,269	(9)	375,651
	—	53,787	(10)	9.55	1/2/2030	34,223	(10)	790,209
						50,301	(11)(14)	1,161,450
									8,556		197,558
									8,555		197,535
									17,112		395,116

(1)
25% of the total number of shares subject to the stock option vest on the first anniversary of the date of grant; the remainder vest 1/36th per month thereafter, subject generally to the participant’s continuous service with Amicus through the applicable vesting date.

(2)
Vesting of RSUs is subject generally to the participant’s continuous service with Amicus through the applicable vesting date with the following schedule, unless otherwise indicated in footnote #14: 25% of the total number of shares vest on the first anniversary of the grant date, with 25% on each successive grant date anniversary for the next three years.

(3)
Vesting of PRSUs is generally subject to the attainment of performance goals applicable to such awards and the participant’s continuous service with Amicus. In accordance with SEC rules, the amount shown in the table above assumes performance at target level, unless otherwise indicated in footnote #12 or #13.

(4)	The market value is based on the Amicus closing stock price of $23.09 on December 31, 2020.

(5)	The date of grant was January 3, 2017.

(6)	The date of grant was January 3, 2018.

(7)	The date of grant was October 9, 2018.

(8)	The date of grant was January 2, 2019.

(9)	The date of grant was June 17, 2019.

(10)	The date of grant was January 2, 2020.

(11)	The date of grant was August 17, 2020.

(12)
On January 15, 2021, the Amicus Compensation and Leadership Development Committee determined that the total shareholder return (“TSR”) Goal applicable to the 2018 PRSU grants had been achieved on December 31, 2020 at 150.7% of the target amount; accordingly, such PRSUs are reported in the table above at 150.7% of target.

(13)
On April 6, 2021, the Amicus Compensation and Leadership Development Committee determined that the Revenue Goal applicable to the 2019 PRSU grants had been achieved on December 31, 2020 at 134.3% of the target amount; accordingly, such PRSUs are reported in the table above at 134.3% of target.

(14)
The Amicus Compensation and Leadership Development Committee granted Dr. Weimer a special RSU award with a grant date of August 17, 2020, the vesting of which is subject generally to Dr. Weimer’s continuous service with Amicus through the applicable vesting dates on the following schedule: 50% of the total number of shares vest on the second anniversary of the grant date, and the remaining 50% vest on the third anniversary of the grant date.

Additional Narrative Disclosure

Treatment of Legacy Amicus Equity Awards

All Amicus employees transferring to Caritas, including the NEOs, will have a portion of their Amicus time-based equity awards accelerated, and the time to exercise their accelerated Amicus stock options extended (but in any event no later than the applicable expiration date of such stock options). Further detail regarding the treatment of legacy Amicus equity compensation and service-time based benefits for transferring Amicus employees is described under the heading “Certain Relationships and Related Person Transactions – Amicus Equity Awards”.

Continuation of Years of Service

Years of service with Amicus are expected to apply in full at Caritas for purposes of equity award vesting (for example, five years of service at Amicus will be treated as five years of service at Caritas).

2021 Plan

All participants under the 2021 Plan, including each named executive officer, would generally be eligible for the retirement benefits set forth below upon termination of employment (other than termination for cause), if at the time of such termination:

•	the participant has attained at least five years of continuous service;
•	the participant is at least 55 years of age; and
•	the sum of the participant’s age and years of service is equal to or greater than 67 years.
Participants who satisfy the above criteria, would be eligible for the following retirement benefits:

•
Stock Options: Any unvested stock options will continue to vest until the second anniversary of the participant’s separation, and all vested stock options (including those eligible to vest pursuant to the preceding clause) will remain exercisable until the earlier of (i) the fourth anniversary of the date of such separation, and (ii) the original expiration date of the term of the stock option; any stock options not exercised in such period will be forfeited with no further compensation due to the participant.

•
RSUs: Any unvested RSUs that would vest up to the second anniversary of the participant’s separation, will have accelerated vesting, and the shares will be delivered to the participant upon separation; any unvested RSUs beyond the two-year date will be forfeited with no further compensation.

•
PRSUs: A prorated portion of the participant’s PRSUs (based on the participant’s period of service during the performance period) would remain eligible to vest and become delivered based upon satisfaction of the goals applicable to such PRSUs.

For a full description of the 2021 Plan, please see the section titled “The Incentive Award Plan Proposal – Principal Provisions of the 2021 Plan”.

NEW CARITAS DIRECTOR COMPENSATION

None of New Caritas’ non-employee directors received compensation in connection with service at Caritas prior to the Closing.  Following the Closing, non-employee director compensation will be determined by the New Caritas Board as determined in its sole discretion from time to time. Each non-employee member of the New Caritas Board is expected to receive the following cash compensation for board services during 2022, as applicable:

•	$40,000 per year for service as a member of the New Caritas Board;

•
$17,500 per year for service as Lead Independent Director(provided, however, that such compensation would be $30,000 per year for service if the New Caritas Board has an independent (non-executive) chair);

•	$15,000 per year for service as chairperson of the Audit Committee (inclusive of committee membership fees described below);

•	$10,000 per year for service as chairperson of the Compensation Committee or the Science and Technology Committee (inclusive of committee membership fees described below);

•	$8,000 per year for service as chairperson of the Nominating and Governance Committee (inclusive of committee membership fees described below); and

•
$7,500 per year for service as a member of the Audit Committee, $4,000 per year for service as a member of the Nominating and Governance Committee, and $5,000 per year for service as a member of the Compensation Committee or Science and Technology Committee

The proposed annual equity retainer for non-employee Caritas directors is expected to have a fair value equal to $250,000 and consist of stock options granted under the 2021 Plan that will vest after one year.  Newly appointed directors are anticipated to receive an initial grant of stock options under the 2021 Plan with a fair value of $500,000, which will vest 25% on the first anniversary of the grant date and then monthly over four years.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of New Caritas following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
John F. Crowley	54	Chief Executive Officer
Samantha Prout	43	Senior Vice President Finance, Principal Accounting Officer & Principal Financial Officer
David Clark	46	Chief Innovation and Administrative Officer
Jill Weimer	46	Chief Science Officer
Non-Employee Directors
[●]		Director
[●]		Director
[●]		Director
[●]		Director
[●]		Director
[●]		Director

(1)	Expected to be a member of the audit committee, effective upon the Closing.

(2)	Expected to be a member of the compensation committee, effective upon the Closing.

(3)	Expected to be a member of the nominating and corporate governance committee, effective upon the Closing.

Executive Officers

John F. Crowley, 54, the expected Chief Executive Officer of Caritas, served as a Director, Chairman and Chief Executive Officer at Amicus since February 2010 and Chief Executive Officer since January 2005, except for the period from April 2011 through August 2011 during which time he served as Executive Chairman. Mr. Crowley has also served as a director of Amicus since August 2004, except for the period from September 2006 to March 2007 when he was in active duty service in the United States Navy (Reserve). Mr. Crowley was President and Chief Executive Officer of Orexigen Therapeutics, Inc. from September 2003 to December 2004. He was President and Chief Executive Officer of Novazyme Pharmaceuticals, Inc., from March 2000 until that company was acquired by Genzyme Corporation in September 2001; thereafter he served as Senior Vice President of Genzyme Therapeutics until December 2002. Currently, Mr. Crowley serves as a member of the Board of Directors of Intellia Therapeutics, Inc. (NASDAQ: NTLA). Mr. Crowley received a B.S. degree in Foreign Service from Georgetown University’s School of Foreign Service, a J.D. from the University of Notre Dame Law School, and an M.B.A. from Harvard Business School.

Samantha Prout, 43, the expected Senior Vice President, Principal Financial and Accounting Officer of Caritas, served as Amicus’ Vice President and Global Controller since March of 2020, and Principal Accounting Officer since June of 2018. Ms. Prout joined the Company in March of 2018 and held the positions of both Senior Director & Global Controller and Executive Director & Global Controller prior to her promotion to Vice President. Prior to joining Amicus, Ms. Prout spent nearly three years at NRG Energy, first as Controller for Home Solar division, then as the Director of Financial Reporting. Prior to joining NRG Energy, Ms. Prout spent over 15 years at KPMG LLP, the final nine as an Audit Senior Manager serving the life science practice in New Jersey. Ms. Prout received a Bachelor of Arts from Gettysburg College and is a certified public accountant in New Jersey.

David M. Clark, 46, the expected Chief Innovation and Administrative Officer of Caritas, served as Amicus’ Chief People Officer since October 2018. Mr. Clark was previously Vice President of Global Human Resources (HR) at Alibaba, headquartered in Hangzhou, China, from September 2016 to August 2018. Prior to that, Mr. Clark spent eight years at American Express, where he was Senior Vice President of Human Resources and Chief Learning Officer. While there, Mr. Clark was a senior HR Business Partner and led the transformation of learning, leadership development and performance management. Previously, Mr. Clark was a Commissioned Officer on the White House senior staff. As Deputy Assistant to the President of the United States, he led the recruitment and development of the 4,000 most senior leaders in the U.S. government. Mr. Clark received a B.S. in political science from Indiana State University. He is an Eagle Scout and serves on the National Executive Board of the Boy Scouts of America. Mr. Clark is also the Chairman-Emeritus of the Board of the Make-A-Wish Foundation of America.

Jill Weimer, PhD, 46, the expected Chief Science Officer of Caritas, joined Amicus in June 2019 as the Senior Vice President of Discovery Research and Gene Therapy Science before being promoted to Chief Science Officer in September 2021. Dr. Weimer is a developmental neuroscientist by training and started her academic research program at Sanford Research and the University of South Dakota in 2009 as Assistant Scientist/Assistant Professor (and more recently in 2019 promoted to Scientist/Professor), focused on the molecular mechanisms mediating development of the cerebral cortex and how disruption in these processes can lead to a whole host of neural pediatric disorders, including Batten’s disease and Neurofibromatosis Type 1. She plays a unique dual role holding leadership positions with both Amicus and Sanford Research, serving since 2016 in the role of Senior Director of Therapeutic Development at Sanford. Work in Dr. Weimer’s lab help led to the first ever gene therapy trial programs for CLN3 and CLN6 Batten disease, programs that are both now being developed by Amicus. Dr. Weimer received her bachelor’s degree and Ph.D. in neuroscience from the University of Rochester. She completed her postdoctoral training in the Neuroscience Research Center at the University of North Carolina in Chapel Hill with a focus on developmental neuroscience. Dr. Weimer also serves as a scientific advisor to a number of rare disease foundation as well as serving as the President of the Alumni Council for her alma mater, the University of Rochester School of Medicine and Dentistry.

Non-Employee Directors

[to come]

Family Relationships

[to come]

Composition of the Board of Directors Following the Business Combination

In accordance with the terms of the Proposed Certificate of Incorporation and Proposed Bylaws, the New Caritas Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a 3-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors. [●]and [●] will be Class I directors, [●]and [●] will be Class II directors and [●], [●] and [●] will be Class III directors.

Director Independence

Under the Nasdaq listing standards, a majority of the members of the New Caritas Board must qualify as “independent,” as affirmatively determined by the New Caritas Board. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the New Caritas Board upon consummation of the Business Combination other than [●] and [●] will qualify as an independent director under Nasdaq listing standards.

Role of the New Caritas Board of Directors in Risk Oversight

Upon the Closing, one of the key functions of the New Caritas Board will be informed oversight of the risk management process. The New Caritas Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Caritas Board as a whole, as well as through various standing committees of the New Caritas Board that address risks inherent in their respective areas of oversight. In particular, the New Caritas Board will be responsible for monitoring and assessing strategic risk exposure and the New Caritas audit committee will have the responsibility to consider and discuss major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The New Caritas compensation committee will be responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The compensation committee will also assess and monitor whether compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

Following the consummation of the Business Combination, it is anticipated that the New Caritas Board will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

Upon consummation of the Business Combination, it is anticipated that the members of the New Caritas audit committee will be [●] and [●] is expected to serve as the chairperson of the audit committee. Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee. The rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors for audit committee purposes, and it is anticipated that each member will qualify as an independent director for audit committee purposes under applicable rules. Each of [●] is financially literate and it is anticipated that each of [●] will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Following the consummation of the Business Combination, the audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate New Caritas’ independent registered public accounting firm;

•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent registered public accounting firm;

•	evaluate the independence and qualifications of New Caritas’ independent registered public accounting firm;

•	review the New Caritas financial statements, and discuss with management and New Caritas’ independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•
review and discuss with management and New Caritas’ independent registered public accounting firm the quality and adequacy of New Caritas’ internal controls and New Caritas’ disclosure controls and procedures;

•	discuss with management New Caritas’ procedures regarding the presentation of New Caritas’ financial information, and review earnings press releases and guidance;

•	oversee the design, implementation and performance of New Caritas’ internal audit function, if any;

•	set hiring policies with regard to the hiring of employees and former employees of New Caritas’ independent registered public accounting firm and oversee compliance with such policies;

•	review, approve and monitor related party transactions;

•	review and monitor compliance with New Caritas’ code of business conduct and consider questions of actual or possible conflicts of interest of New Caritas’ directors and officers;

•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by New Caritas’ employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and New Caritas’ independent registered public accounting firm the adequacy and effectiveness of New Caritas’ legal, regulatory and ethical compliance programs; and

•	review and discuss with management and New Caritas’ independent registered public accounting firm New Caritas’ guidelines and policies to identify, monitor and address enterprise risks.

The New Caritas audit committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon consummation of the Business Combination, the New Caritas compensation committee will consist of at least three members of the New Caritas Board, all of which will be independent directors. The members of the compensation committee are expected to be [●] and [●] is expected to serve as the chairperson of the compensation committee.

Following consummation of the Business Combination, the New Caritas compensation committee will, among other things:

•	review and approve or recommend to the New Caritas Board for approval the compensation for the New Caritas executive officers, including the New Caritas chief executive officer;

•	review, approve and administer the New Caritas employee benefit and incentive equity plans;

•	advise the New Caritas Board on stockholder proposals related to executive compensation matters;

•	establish and review the compensation plans and programs of New Caritas’ employees, and ensure that they are consistent with New Caritas’ general compensation strategy;

•	oversee the management of risks relating to executive compensation plans and arrangements;

•	monitor compliance with any stock ownership guidelines;

•	approve the creation or revision of any clawback policy;

•	review and approve or recommend to the New Caritas Board for approval non-employee director compensation; and

•	review executive compensation disclosure in New Caritas’ SEC filings and prepare the compensation committee report required to be included in New Caritas’ annual proxy statement.

The New Caritas compensation committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Upon consummation of the Business Combination, the New Caritas nominating and corporate governance committee will consist of at least two members of the New Caritas Board, all of which will be independent directors. The members of the nominating and corporate governance committee are expected to be [●] and [●] is expected to serve as the chairperson of the nominating and corporate governance committee.

Following consummation of the Business Combination, the New Caritas nominating and corporate governance committee will, among other things:

•	review, assess and make recommendations to the New Caritas Board regarding desired qualifications, expertise and characteristics sought of board members;

•	identify, evaluate, select or make recommendations to the New Caritas Board regarding nominees for election to the New Caritas Board;

•	develop policies and procedures for considering stockholder nominees for election to the New Caritas Board;

•	review New Caritas’ succession planning process for the New Caritas chief executive officer and any other members of the New Caritas executive management team;

•	review and make recommendations to the New Caritas Board regarding the composition, organization and governance the New Caritas Board and its committees;

•	review and make recommendations to the New Caritas Board regarding the New Caritas corporate governance guidelines and corporate governance framework;

•	oversee director orientation for new directors and continuing education for the New Caritas directors;

•	oversee New Caritas’ Environmental, Social and Governance (“ESG”) programs and related disclosures and communications;

•	oversee the evaluation of the performance of the New Caritas Board and its committees; and

•	administer policies and procedures for communications with the non-management members of the New Caritas Board.

The New Caritas nominating and corporate governance committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Director Compensation

The New Caritas Board or the New Caritas compensation committee will determine the annual compensation to be paid to the members of the New Caritas Board following the completion of the Business Combination.

Executive Compensation

Following the Closing, New Caritas intends to develop an executive compensation program that is designed to align compensation with New Caritas’ business objectives and the creation of stockholder value, while enabling New Caritas to attract, motivate and retain individuals who contribute to the long-term success of New Caritas.

Decisions on the executive compensation program will be made by the New Caritas compensation committee of the New Caritas Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of ARYA ordinary shares as of the record date and of New Caritas Class A Common Stock immediately following consummation of the Business Combination by:

•	each person known by ARYA to be the beneficial owner of more than 5% of ARYA’s outstanding ordinary shares on the record date;

•	each person known by ARYA who may become the beneficial owner of more than 5% of New Caritas’ outstanding Common Stock immediately following the Business Combination;

•	each of ARYA’s current executive officers and directors;

•	each person who is currently expected to become an executive officer or a director of New Caritas upon consummation of the Business Combination;

•	all of ARYA’s current executive officers and directors as a group; and

•	all of New Caritas’ currently expected executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security.

			After Business Combination
	Prior to Business Combination(1)		Assuming No Redemptions(2)			Assuming Maximum Redemptions(3)
Name and Address of Beneficial Owners	Ordinary Shares	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power
Directors and officers prior to the Business Combination(4):
Joseph Edelman(5)(6)	—	—	5,000,000	—	8.1%	5,000,000	—	9.7%
Adam Stone(7)	4,146,500	21.7%	4,146,500	—	6.7%	4,146,500	—	8.0%
Michael Altman(7)	4,146,500	21.7%	4,146,500	—	6.7%	4,146,500	—	8.0%
Konstantin Poukalov(5)	—	—	—	—	—	—	—	—
Todd Wider(8)	30,000	*	30,000	—	*%	30,000	—	*
Leslie Trigg(8)	30,000	*	30,000	—	*%	30,000	—	*
Michael Henderson(8)	30,000	*	30,000	—	*%	30,000	—	*
All directors and officers prior to the Business Combination (seven persons)	4,236,500	22.1%	9,236,500	—	15.0%	9,236,500	—	17.9%
Directors and officers after the Business Combination(9):
John F. Crowley	—	—	—	—	—	—	—	—
Samantha Prout	—	—	—	—	—	—	—	—
David M. Clark	—	—	—	—	—	—	—	—
Jill Weimer	—	—	—	—	—	—	—	—
All directors and officers after the Business Combination as a group ([●] persons)(10)	—	—	—	—	—	—	—	—
Five Percent Holders:
ARYA Sciences Holdings IV(11)	4,146,500	21.7%	4,146,500	—	6.7%	4,146,500	—	8.0%
Amicus GT(12)	—	—	—	22,500,000	36.5%	—	22,500,000	43.5%
Perceptive Life Sciences Master Fund Ltd.(6)	—	—	5,000,000	—	8.1%	5,000,000	—	9.7%

*	Less than 1%.

(1)
Prior to the Business Combination, the percentage of beneficial ownership of ARYA on the record date is calculated based on (i) 15,449,000 Class A ordinary shares and (ii) 3,737,500 Class B ordinary shares, in each case, outstanding as of such date.

(2)
The expected beneficial ownership of New Caritas immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith is based on an estimated 61,686,500 shares of New Caritas Class A Common Stock outstanding as of the Closing, and consists of (i) 15,449,000 Class A ordinary shares that will convert into a like number of shares of New Caritas Class A Common Stock, (ii) 3,737,500 Class B ordinary shares that will convert into a like number of shares of New Caritas Class A Common Stock, and (iii) 20,000,000 shares of New Caritas Class A Common Stock that will be issued in the PIPE Financing, and (iv) the 22,500,000 Units held by Amicus GT have converted into 22,500,000 shares of New Caritas Class A Common Stock.

(3)
The expected beneficial ownership of New Caritas immediately upon consummation of the Business Combination, assuming that 9,950,000 of ARYA’s outstanding public shares are redeemed in connection with the Business Combination, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds Condition to be met, is based on an estimated 51,736,500 shares of New Caritas Class A Common Stock outstanding as of such date, and consists of (i) 5,499,000 Class A ordinary shares that will convert into a like number of shares of New Caritas Class A Common Stock, (ii) 3,737,500 Class B ordinary shares that will convert into a like number of shares of New Caritas Class A Common Stock, and (iii) 20,000,000 shares of New Caritas Class A Common Stock that will be issued in the PIPE Financing, and the 22,500,000 Units held by Amicus GT have converted into 22,500,000 shares of New Caritas Class A Common Stock.

(4)	Unless otherwise noted, the business address of each of the following entities or individuals is 51 Astor Place, 10th Floor, New York, NY 10003.

(5)	Does not include any shares indirectly owned by this individual because of his ownership interest in ARYA’s Sponsor.

(6)
Upon consummation of the Business Combination, includes 5,000,000 shares of New Caritas Class A Common Stock which Perceptive Life Sciences Master Fund Ltd. (the “Master Fund”) will be purchasing in connection with the PIPE Financing. Perceptive Advisors LLC (the “Advisor”) serves as the investment manager of Master Fund. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of such securities, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(7)
The shares reported are held in the name of ARYA’s Sponsor. ARYA’s Sponsor is governed by a board of directors consisting of two directors, Messrs. Stone and Altman. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the shares held of record by ARYA’s Sponsor and may be deemed to have shared beneficial ownership of such shares.

(8)	Prior to the Business Combination, includes 30,000 Class B ordinary shares. Immediately upon consummation of the Business Combination, includes 30,000 shares of New Caritas Class A Common Stock.

(9)	Unless otherwise noted, the business address of each of the directors and officers following the Business Combination is 3675 Market Street, Philadelphia, PA 19104.

(10)	[●].

(11)	Prior to the Business Combination, includes (i) 3,647,500 Class B ordinary shares and (ii) 499,000 Class A ordinary shares.

(12)	The shares reported will be held in the name of Amicus GT, which is a wholly-owned subsidiary of, and controlled by, Amicus Therapeutics, Inc.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Described below are any transactions occurring since January 1, 2019 and any currently proposed transactions to which either ARYA or Amicus was a party and in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of ARYA or Amicus’ total assets, as applicable, at year-end for the last two completed fiscal years; and

•
a director, executive officer, holder of more than 5% of the outstanding capital stock of ARYA or Amicus, or any member of such person’s immediate family had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections titled “The Business Combination—Interests of ARYA’s Directors and Executive Officers in the Business Combination” beginning on page [●] of this proxy statement/prospectus, “Information About ARYA—Executive Compensation and Director Compensation and Other Interests” beginning on page [●] of this proxy statement/prospectus, “Caritas Executive Compensation” beginning on page [●] of this proxy statement/prospectus, and “Caritas Director Compensation” beginning on page [●] of this proxy statement/prospectus.

Certain Relationships and Related Person Transactions—ARYA

Class B Ordinary Shares

On January 4, 2021, the Sponsor paid $25,000 to cover certain offering costs of ARYA in consideration of 3,737,500 Class B ordinary shares. The Sponsor has agreed to forfeit up to 487,500 Class B ordinary shares to the extent that the over-allotment option was not exercised in full by the underwriters in the initial public offering. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters in the initial public offering so that the Class B ordinary shares would represent 20.0% of ARYA’s issued and outstanding ordinary shares (excluding the private placement shares and assuming the initial shareholders did not purchase any units in the initial public offering) after the initial public offering. On March 2, 2021, the underwriters in the initial public offering exercised their over-allotment option in full; thus, these Class B ordinary shares were no longer subject to forfeiture.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (A) one year after the completion of an initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of ARYA’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which ARYA completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of the initial public offering, the Sponsor purchased an aggregate of 499,000 private placement shares at a price of $10.00 per private placement unit in a private placement, generating gross proceeds of approximately $5.0 million. A portion of these proceeds were added to the proceeds from the IPO.

The private placement shares are subject to the lock-up period described in the Investor Rights Agreement that was executed by the Sponsor in connection with the execution of the Business Combination Agreement.

Related Party Loans

On March 2, 2021, Sponsor agreed to loan ARYA an aggregate of up to $300,000 to cover expenses related to ARYA’s initial public offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the completion of the initial public offering. Sponsor paid an aggregate of approximately $161,000 to cover for expenses on ARYA’s behalf under the Note. On March 2, 2021, ARYA repaid the Note in full.

In addition, in order to finance transaction costs in connection with an intended initial business combination, Sponsor or an affiliate of Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into shares of the post-business combination company at a price of $10.00 per share at the option of the lender. These shares would be identical to the private placement shares. To date, ARYA had no outstanding borrowings under this arrangement.

Administrative Services Agreement

Effective March 2, 2021, ARYA entered into an agreement to pay monthly expenses of $10,000 for office space, administrative services and support services to Sponsor. The agreement terminates upon the earlier of the completion of a business combination or the liquidation of ARYA. ARYA incurred approximately $41,000 in general and administrative expenses for the six months ended June 30, 2021.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, ARYA, Caritas, the Perceptive PIPE Investor, the initial shareholders and Amicus GT entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the initial shareholders and Amicus (i) each agreed not to effect any sale or distribution of any equity securities of New Caritas (and, in the case of Amicus GT, the Units) held by any of them during the one-year lock-up period described therein and (ii) were granted certain registration rights with respect to their Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein. For additional information, see “Business Combination Proposal—Related Agreements—Investor Rights Agreement.”

Director Nomination Agreement

Concurrently with the Closing, ARYA, Sponsor and Amicus will enter into the Director Nomination Agreement, pursuant to which, among other things, (i) Amicus will be entitled to ongoing director designation rights with respect to the two director positions for which Amicus initially designated directors in connection with the Closing, subject to customary fall-away thresholds based on Amicus’ continued ownership of New Caritas and (ii)  Sponsor will be entitled to ongoing director designation rights with respect to the one director position for which Sponsor initially designated a director in connection with the Closing, subject to customary fall-away thresholds based on Sponsor’s continued ownership of New Caritas. For additional information, see “Business Combination Proposal—Related Agreements—Director Nomination Agreement.”

Co-Development and Commercialization Agreement

Concurrently with the Closing, Amicus and Caritas will enter into the Co-Development and Commercialization Agreement pursuant to which, among other things, (i) Amicus and Caritas will collaborate in the research and development of gene therapy product candidates for the treatment of Fabry disease and Pompe diseases, (ii) Caritas will grant Amicus an exclusive license under Caritas’ intellectual property to clinically develop and commercialize certain existing and future gene therapy candidates and (iii) Caritas will grant Amicus a right of first negotiation for Amicus to negotiate an exclusive license to develop and commercialize therapeutic products incorporating gene therapy technologies being developed by Caritas for certain muscular dystrophy indications, in each case, subject to the terms and conditions therein. For additional information, see “Business Combination Proposal—Related Agreements—Co-Development and Commercialization Agreement.”

Transition Services Agreement

Concurrently with the Closing, Amicus and Caritas will enter into the Transition Services Agreement pursuant to which, among other things, (i)  Amicus and/or one or more of its affiliates will provide certain transitional services to Caritas and/or one or more of its affiliates and (ii) Caritas and/or one or more its affiliates will provide certain transitional services to Amicus and/or one or more of its affiliates, in each case in order to facilitate the orderly transition of Amicus’ gene therapy business to Caritas. For additional information, see “Business Combination Proposal—Related Agreements—Transition Services Agreement.”

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, ARYA, the Insiders and Amicus GT entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (iii) each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements and (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.  For additional information, see “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement.”

The A&R Company LLC Agreement

At the Closing, Caritas and Amicus GT, its sole equity holder will execute the A&R Company LLC Agreement that, among other things, provides Caritas unitholders (other than New Caritas) with the right to redeem all or a portion of their Units (together with an equal number of shares of New Caritas Class B Common Stock) for cash, or, at New Caritas’ option, to exchange such Units (together with an equal number of shares of New Caritas Class B Common Stock) for shares of New Caritas Class A Common Stock or cash of equivalent value, in each case subject to certain restrictions set forth therein. For additional information, see “Business Combination Proposal—Related Agreements—The A&R Company LLC Agreement.”

The Tax Receivable Agreement

Concurrently with the completion of the Business Combination, New Caritas will enter into the tax receivable agreement (the “Tax Receivable Agreement”) with Caritas, Amicus GT and the other persons from time to time that become a party thereto (such other persons and Amicus GT, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New Caritas will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New Caritas actually realizes (computed using certain simplifying assumptions) as a result of the increases in New Caritas’ allocable share of tax basis of the tangible and intangible assets of Caritas and its subsidiaries related to any exchanges of Units for cash or shares of New Caritas Class A Common Stock, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. All such payments to the TRA Participants will be New Caritas’ obligation, and not that of Caritas. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Caritas exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including a change of control). For additional information, see “Business Combination Proposal—Related Agreements—The Tax Receivable Agreement.”

PIPE Financing

At Closing, the Perceptive PIPE Investor will purchase $50,000,000 of New Caritas Class A Common Stock in a private placement in connection with the PIPE Financing. The funds from the PIPE Financing will be used as part of the consideration to New Caritas’ equity holders in connection with the Business Combination, and any excess funds from such private placement would be used for working capital in New Caritas. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Certain Relationships and Related Person Transactions—Amicus

Amicus Contribution Amount

In connection with the execution of the Business Combination Agreement, effective as of September 29, 2021, Amicus agreed to make a cash contribution of $50,000,000 to Caritas in exchange for 5,000,000 Units to be issued to Amicus GT at the Closing.  For additional information, see “Business Combination Proposal—Business Combination Agreement.”

Individuals who are expected to serve as executive officers of New Caritas upon consummation of the Business Combination (John Crowley, who will serve as Chief Executive Officer, David Clark, who will serve as Chief Innovation and Administrative Officer, Jill Weimer, who will serve as Chief Science Officer and Samantha Prout, who will serve as Principal Financial and Accounting Officer, have certain interests in the Business Combination which are described below.

John F. Crowley Strategic Advisor Agreement

Amicus will enter into a Strategic Advisor Agreement with John F. Crowley (the “Strategic Advisor Agreement”) in connection with the consummation of the Business Combination, pursuant to which, following the Closing, Mr. Crowley will provide services to Amicus as Chairman Emeritus and Chief Strategic Advisor (or in such other position as may be mutually agreed upon by the parties) for an initial term of two years (which term may be extended for an additional year by mutual agreement). Upon its execution in connection with the consummation of the Business Combination, the Strategic Advisor Agreement will supersede Mr. Crowley’s prior employment agreement with Amicus. As consideration for the services to be provided under the Strategic Advisor Agreement, Amicus will pay Mr. Crowley an annual base salary of $300,000 (subject to increase). Mr. Crowley will not be eligible to participate in the Amicus bonus program. Under the Strategic Advisor Agreement, Mr. Crowley will be eligible to receive a grant of restricted stock units with respect to Amicus common stock with a value of $1.4 million at grant, vesting as to 50% of the units on each of the first two anniversaries of the date of grant, generally subject to continued service with Amicus.

The Strategic Advisor Agreement provides that in the event of a termination of Mr. Crowley’s employment by Amicus during the term without Cause (as defined in the Strategic Advisor Agreement), Mr. Crowley will be entitled to accrued payments and benefits under the Strategic Advisor Agreement as well as a severance payment equal to 1.5 times his then-current annual base salary, plus accelerated vesting of unvested equity compensation from Amicus and certain continued health benefits following termination. If such termination (or a resignation for Good Reason (as defined in the Strategic Advisor Agreement)) occurs during the twelve month period following a Change in Control Event (as defined in the Strategic Advisor Agreement), then the severance payment will be 2 times his then current annual base salary.

The Strategic Advisor Agreement will also provide for certain continued health benefits in the event that Mr. Crowley’s employment under the Strategic Advisor Agreement ends under other circumstances. For additional information, see “Management Following the Business Combination.”

John F. Crowley Caritas Employment Agreement

Mr. Crowley is expected to enter into an employment agreement with Caritas (the “Crowley New Caritas Agreement”) which will provide that he will serve as Caritas’ Chief Executive Officer. The Crowley New Caritas Agreement provides for an annual base salary of $575,000 and a target annual bonus of 55% of the annual base salary.  The Crowley New Caritas Agreement also provides for an initial “Founder’s Equity Grant” consisting of 50% restricted stock units and 50% stock options which shall be with respect to a number of shares equal to not less than 4.5% of the fully diluted post-money of the Company following the Closing.  The portion of the Founder’s Equity Grant consisting of restricted stock units shall vest over four years in equal annual installments and the portion of the Founder’s Equity Grant consisting of stock options shall generally vest over four years in equal monthly installments thereafter (in each case subject to continued employment).  The Crowley New Caritas Agreement is also expected to provide for additional annual equity grants to be issued on or about the first day of January beginning in 2023 and for at least the calendar years 2024 and 2025.  Any such Future Equity Grants will consist of 50% restricted stock units and 50% stock options with a minimum target annual value of $3,000,000 or such other value or equity mix as may be determined by the New Caritas Board of Directors in its absolute discretion.

The Crowley New Caritas Agreement will continue in effect following its effectiveness until either Mr. Crowley or Caritas provide written notice of termination to the other in accordance with the terms of the Crowley New Caritas Agreement. Upon the termination of his employment by Caritas other than for Cause (as defined in the Crowley New Caritas Agreement) or within 12 months after a Change in Control (as defined in the Crowley New Caritas Agreement), Mr. Crowley will be entitled to receive (i) a severance payment in an amount equal to 1.5 times his then current base salary payable in a lump sum within thirty (30) calendar days [in accordance with the company’s regular payroll practices, (ii) an additional payment equal to 150% of the target bonus for the year in which the termination occurs, pro-rated for the number of days actually worked in the year of termination  and (iii) to the extent Mr. Crowley is enrolled in any of Caritas’ group health benefits plans on the effective date of termination, thirty-six (36) months of continued coverage for Mr. Crowley and his dependents with premiums fully paid by Caritas over such period. Further, the vesting of all stock options and restricted stock units then held by Mr. Crowley will accelerate by twelve months. Mr. Crowley is not entitled to severance payments if Caritas terminates him for cause or if he resigns without Good Reason (as defined in the Crowley New Caritas Agreement).

Further, if upon the termination of Mr. Crowley’s employment by New Caritas other than for cause, or if Mr. Crowley resigns for good reason, in each case within twelve months following a change of control of New Caritas, then Mr. Crowley has the right to receive (i) a severance payment in an amount equal to two (2) times his then current base salary payable within thirty (30) calendar days, (ii) an additional payment equal to 200% of the target bonus for the year in which the termination occurs and (iii) certain extended health care benefits. Further, the vesting of all remaining unvested New Caritas stock options, restricted stock units and performance restricted stock units then held by Mr. Crowley would accelerate.

Finally, if Mr. Crowley’s employment ceases due to his inability to work, Mr. Crowley will be entitled, to the extent Mr. Crowley is enrolled in any of Caritas’ group health benefits plans on the effective date of termination, continued participation in such plans for him and his dependents for a period of twelve (12) months following the date of termination, with premiums fully paid by Caritas over such period.

Other Executive Officers

Mr. Clark, Dr. Weimer and Ms. Prout are expected to become New Caritas’ Chief Innovation and Administration Officer, Chief Science Officer and Principal Financial Officer, respectively, and are expected to enter into employment agreements with Caritas (each, an “Executive Officer Caritas Agreement” and collectively, the “Executive Officer Caritas Agreements”). The Executive Officer Caritas Agreements provide for annual base salaries of ($453,482 for Clark, $430,000 for Weimer and $350,000 for Prout), annual target bonuses as a percentage of base salary (45% for Clark, 45% for Weimer and 35% for Prout) and Founders Equity Grants (with terms similar to the Crowley Founders Equity Grant described above) with a value of New Caritas shares of  $6 million for Mr. Clark, $6 million for Dr. Weimer and $3 million for Ms. Prout, plus eligibility for future equity grants to be issued on or about the first day of January beginning in 2023 and for at least the calendar years 2024 and 2025, consisting of 50% RSUs and 50% stock options with a minimum target annual value of $1,000,000 for Clark, $1,000,000 for Weimer and $400,000 for Prout (or such other value or equity mix as may be determined by the New Caritas Board of Directors).

Under the Executive Officer Caritas Agreements, if the employment of an executive officer is terminated by Caritas without cause (other than within 12 months following a Caritas Change of Control (as defined in the Executive Officer Caritas Agreements)), then such executive officer will have the right to receive the following:

•	lump sum payment of an amount equal to such executive’s annual base salary, payable within sixty (60) calendar days;
•	an amount equal to the target bonus for such executive officer, pro-rated for the number of days actually worked in the year of termination;
•	vesting of stock option and restricted stock unit awards then held by them will automatically accelerate by twelve months; and
•	certain extended health care benefits.

In addition, each Executive Officer Caritas Agreement provides that if an executive officer is terminated other than for cause within 12 months following a Caritas change of control or, if within 12 months following a change of control, the executive officer resigns for Good Reason (as defined in the Executive Officer Caritas Agreements), then such officer has the right to receive the following:

•	lump sum payment of an amount equal to 1.5 times such executive’s annual base salary, payable within sixty (60) calendar days;
•	an amount equal to 150% of such executive officer’s target annual bonus;
•	any outstanding unvested stock options, restricted stock units and performance restricted stock units held by the executive officer will accelerate and fully vest; and
•
to the extent the executive officer was enrolled in any of Caritas’ group health benefits plans as of the effective date of their termination, continued eligibility and participation in such plans for twelve (12) months with premiums paid by Caritas over such period.

Finally, if the employment of the executive officers ceases due to death or disability, such executive or such executive’s eligible dependents, if any, will be entitled to continuation of health care coverage under COBRA with premiums to be subsidized by Caritas for up to 12 months as a condition to the payment of the foregoing severance benefits, a departing executive officer will be required to execute a general release of claims against Caritas and its affiliates. Each executive officer is bound by non‑disclosure, inventions transfer, non‑solicitation and non‑competition covenants that will generally prohibit such executive officer from competing with Caritas during the term of his or her employment and for twelve months after termination of employment.

Treatment of Legacy Amicus Equity Awards

In connection with the Business Combination, the individuals who will serve as the executive officers of Caritas will be credited with additional vesting of equity compensation awards granted with respect to their service to Amicus.  Additional vesting of Amicus equity awards could occur in the event of a change in control of Amicus following the consummation of the Business Combination.

Executive Officer	Stock Options (# of shares/weighted average exercise price) (1)	Restricted Stock Units (# of shares) (1)	Performance Restricted Stock Units (# of shares, subject to actual performance) (1)
John F. Crowley (2)	-	-	-
David Clark	102,994 / $12.77	69,352	85,548
Jill Weimer	74,249 / $12.36	96,682	48,628
Other executive officers	26,096 / $13.81	59,678	-

(1)	Shares were determined on a pro forma basis using January 15, 2022 as an estimated closing date.

(2)
No acceleration upon Closing since Mr. Crowley will remain an Amicus employee and continue to vest in accordance with the vesting schedule for awards. Upon termination of the Strategic Advisor Arrangement, unvested equity awards would vest.

Amicus Building Lease Guaranty

On February 25, 2019, Amicus entered into a guaranty, pursuant to which, Amicus agreed to guarantee the performance of its wholly-owned subsidiary, Amicus Biologics, of all covenants, duties and obligations provided in that certain building Lease Agreement, dated February 25, 2019, by and between Amicus Biologics and Lake Nona Innovation Center I, LLC (including rental amount payments, the total expense for which was approximately $820,723.92 and $733,837.50 for the years ended December 31, 2020 and 2019, respectively).

Amicus Policies for Approval of Related Person Transactions

Amicus’ board of directors maintains a formal written policy for the review of any relationship, arrangement, transaction or series of transactions involving Amicus (or any of its subsidiaries) and any related person who has or will have a direct or indirect interest, which is referred to as a “related person transaction”. Amicus has delegated the review and approval of such related person transactions to its audit and compliance committee. Under the policy, a “related person” is any (i) Amicus director or director nominee, (ii) named executive officer reported in Amicus’ most recent proxy filing, (iii) Section 16 officer of Amicus, (iv) immediate family member of (i)-(iii), (v) beneficial owner of more than 5% of Amicus’ capital stock, (vi) firm, corporation or other entity in which any of the foregoing is employed or is a general partner or principal, or acts in a similar position in which such person(s) collectively have a 10% or greater beneficial ownership interest.

Before a related person transaction is entered into, provided such transaction or series of transactions is “material” (above $50,000), the material facts as to each related person's relationship or interest in the transaction must be disclosed to the committee for review, consideration and approval. The committee approves only those material related person transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of Amicus, and do not violate Amicus' code of conduct. No member of the audit and compliance committee that is the subject of a related person transaction is permitted to participate in any discussion, review or approval of such transaction.

New Caritas Policies and Procedures for Related Person Transactions

Upon the Closing, it is anticipated that the New Caritas Board will adopt a written Related Person Transactions Policy that sets forth New Caritas’ policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.”  For purposes of the anticipated New Caritas policy only, a “related person transaction” is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Caritas or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any related person has a material interest. Transactions involving compensation for services provided to New Caritas as an employee, consultant or director will not be considered related person transactions under this policy.

For purposes of the anticipated New Caritas policy only, a “related person” is defined as any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Caritas’ voting securities (including New Caritas Class A Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Caritas’ voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New Caritas’ audit committee (or, where review by New Caritas’ audit committee would be inappropriate, to another independent body of the New Caritas Board) for review.  To identify related person transactions in advance, New Caritas will rely on information supplied by New Caritas’ executive officers, directors and certain significant stockholders.  In considering related person transactions, New Caritas’ audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to New Caritas;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

New Caritas’ audit committee will approve only those transactions that it determines are fair to New Caritas and in New Caritas’ best interests.  The Business Combination and all transactions described in connection therewith were, and will be, entered into prior to the adoption of any New Caritas Related Person Transactions Policy.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

ARYA is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New Caritas, your rights will differ in some regards as compared to when you were a shareholder of ARYA.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ARYA and New Caritas according to applicable law and/or the organizational documents of ARYA and New Caritas. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Caritas attached hereto as Annex C and Annex D to this proxy statement/prospectus, respectively, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to ARYA and New Caritas.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued do not, in certain circumstances, require acquirer stockholder approval.

Certain mergers in which one entity owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters
Generally, unless a corporation’s governing documents provide a different standard, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights
Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger if the merger consideration is stock of the surviving entity or a publicly traded entity; stockholders generally will have appraisal rights if the merger consideration is cash.
Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business, subject to certain procedural requirements.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including complying with exclusive forum provisions as per the Proposed Bylaws).
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers
A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.
A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors
Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, certain unlawful repurchases or dividends, or transactions in which a director receives an improper personal benefit.
Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF NEW CARITAS SECURITIES

The following summary of certain provisions of New Caritas securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Authorized Capitalization

General

The authorized capital stock of New Caritas will consist of 250,000,000 shares of New Caritas Class A Common Stock, 70,000,000 shares of New Caritas Class B Common Stock and 12,500,000 shares of New Caritas Preferred Stock. New Caritas expects to have approximately 31,190,000 shares of New Caritas Class A Common Stock and 22,500,000 shares of New Caritas Class B Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of ARYA’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination, or approximately 21,240,000 shares of New Caritas Class A Common Stock and 22,500,000 shares of New Caritas Class B Common Stock outstanding immediately after the consummation of the Business Combination, assuming holders of ARYA public shares have exercised redemption rights with respect to 9,950,000 shares, which is the estimated maximum number of shares that may be redeemed while still enabling the Aggregate Transaction Proceeds Condition to be met.

The following summary describes certain material provisions of New Caritas capital stock and is qualified in its entirety by the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively). You are urged to read the Proposed Certificate of Incorporation and the Proposed Bylaws in their entirety as well as the applicable provisions of the DGCL.

New Caritas Class A Common Stock

Voting rights. Each share of New Caritas Class A Common Stock will be entitled to one vote per share on all matters (including the election of directors) submitted to a vote at a meeting of stockholders, unless otherwise required by law or the Proposed Certificate of Incorporation. Except as otherwise required by the DGCL or the Proposed Certificate of Incorporation, the holders of New Caritas Class A Common Stock and New Caritas Class B Common Stock will vote together as a single class on all matters on which stockholders are generally entitled to vote. The Proposed Certificate of Incorporation and the Proposed Bylaws do not provide for cumulative voting rights. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. Notwithstanding the foregoing, except as otherwise required by the DGCL, holders of New Caritas Class A Common Stock shall not be entitled to vote on any amendment to the Proposed Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the DGCL or the Proposed Certificate of Incorporation Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders except as otherwise required by law or provided by the Proposed Certificate of Incorporation.

Dividend rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of New Caritas Class A Common Stock will be entitled to receive ratably, in proportion to the number of shares of New Caritas Class A Common Stock held by them, such dividends and other distributions, if any, as may be declared from time to time by our board of directors out of legally available funds.

Rights upon liquidation. Upon a liquidation event, holders of New Caritas Class A Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of New Caritas’ debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other rights. Holders of New Caritas Class A Common Stock will have no preemptive, conversion, subscription or other rights, and as of the closing of the Business Combination there will be no redemption or sinking fund provisions applicable to the New Caritas Class A Common Stock. The rights, preferences and privileges of the holders of the New Caritas Class A Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that New Caritas may designate in the future.

New Caritas Class B Common Stock

Voting rights. Each share of New Caritas Class B Common Stock will be entitled to one vote per share on all matters (including the election of directors) submitted to a vote at a meeting of stockholders, unless otherwise required by law or the Proposed Certificate of Incorporation. Except as otherwise required by the DGCL or the Proposed Certificate of Incorporation, the holders of New Caritas Class B Common Stock and New Caritas Class A Common Stock will vote together as a single class on all matters on which stockholders are generally entitled to vote. Generally, all matters to be voted on by stockholders must be approved by a majority (or in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, except as otherwise required by the DGCL, holders of New Caritas Class B Common Stock shall not be entitled to vote on any amendment to the Proposed Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the DGCL or the Proposed Certificate of Incorporation Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Dividend rights. Dividends and other distributions shall not be declared or paid on the Class B Common Stock.

Rights upon liquidation. The holders of shares of Class B Common Stock shall not be entitled to receive any assets of New Caritas in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Caritas.

Other rights. The holders of shares of New Caritas Class B Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B Common Stock.

Issuance and Retirement of New Caritas Class B Common Stock. In the event that (1) any Unit is consolidated or otherwise cancelled or retired or (2) any outstanding share of New Caritas Class B Common Stock held by a holder of a corresponding Unit otherwise shall cease to be held by such holder, in each case, whether as a result of exchange, reclassification, redemption or otherwise, then the corresponding share(s) of New Caritas Class B Common Stock (in the case of (1)) or such share of New Caritas Class B Common Stock (in the case of (2)) shall automatically and without further action on the part of New Caritas or any holder of New Caritas Class B Common Stock be transferred to New Caritas for no consideration and thereupon shall be retired and restored to the status of authorized but unissued shares of New Caritas Class B Common Stock.

Preferred Stock

The New Caritas Board will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights  (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of New Caritas Common Stock and the likelihood that holders of New Caritas Class A Common Stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of New Caritas or other corporate action. Upon Closing, no shares of preferred stock will be outstanding, and New Caritas has no present plan to issue any shares of preferred stock.

Election of Directors and Vacancies; Board of Directors

Subject to the rights of the holders of New Caritas Preferred Stock, the number of directors of the New Caritas Board shall be fixed only by resolution of the New Caritas Board acting pursuant to a resolution adopted by a majority of the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships, which shall be divided into three (3) classes as nearly equal in size as is practicable, designated Class I, II and III. Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the votes cast. All directors will be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation, death or removal.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New Caritas Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Caritas Board resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified.

Subject to the rights, if any, of any series of New Caritas Preferred Stock, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding New Caritas voting stock.

In addition to the powers and authority expressly conferred upon them by statute or by the Proposed Certificate of Incorporation or Proposed Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by New Caritas, subject, nevertheless, to the provisions of the DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws adopted and in effect from time to time; provided, however, that no Bylaw adopted will invalidate any prior act of the directors of New Caritas which would have been valid if such Bylaw had not been adopted.

Quorum

The Proposed Bylaws provide that the holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New Caritas. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Caritas to first negotiate with the New Caritas Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New Caritas’ stockholders. However, they also give the New Caritas Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Caritas Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of New Caritas Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New Caritas Board to issue shares to persons friendly to New Caritas management, which issuance could render more difficult or discourage an attempt to obtain control of New Caritas by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of New Caritas management and possibly deprive stockholders of opportunities to sell their shares of New Caritas Class A Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

The Proposed Certificate of Incorporation provides that unless otherwise required by law, and subject to the rights of the holders of any series of New Caritas Preferred Stock, special meetings of the stockholders of New Caritas may be called only by a majority of the New Caritas Board or the chief executive officer. The Proposed Bylaws provide that unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Proposed Bylaws also provide that unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the New Caritas Board or of any committee thereof may be taken without a meeting, if all members of the New Caritas Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the New Caritas Board or committee.

In addition, the Proposed Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New Caritas Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the New Caritas secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New Caritas’ outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Proposed Certificate of Incorporation provides that New Caritas reserves the right to amend, alter, change or repeal any provision contained in the Propose Certificate of Incorporation; provided, however, that the following provisions may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock of New Caritas , voting together as a single class:

•	the provisions requiring that any action to be taken by New Caritas’ stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	the provision requiring that special meetings of the stockholders be called only by a majority of the New Caritas Board or the chief executive officer;

•	the provision regarding calling special meetings of stockholders;

•	the provisions outlining the powers of the New Caritas Board;

•
the provision providing that, at each annual meeting of stockholders, directors shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal, unless any such meeting is not held, in which case, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL;

•
the provision providing that the number of directors that constitutes the entire New Caritas Board shall be fixed only by resolution of the New Caritas Board s acting pursuant to a resolution adopted by a majority of the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorship;

•	the provisions dividing the New Caritas Board into three classes, each of which stands for election once every three years;

•	the provisions providing that a director may only be removed from the New Caritas Board for cause only by the affirmative vote of a majority of the outstanding voting stock;

•
the provisions providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•
the provisions providing that, to the fullest extent permitted by the DGCL, directors shall be limited in their liability to the New Caritas and New Caritas’ stockholders, and, to the fullest extent permitted by the DGCL, New Caritas shall indemnify any director, officer, employee or agent of New Caritas who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of New Caritas or is or was serving at the request of New Caritas as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise;

•	the provisions regarding New Caritas’ election to not be governed by Section 203 of the DGCL and limitations on its engagement in any business combinations with any interested stockholders; and

•	the provisions regarding the approval requirements for amendments to the Proposed Certificate of Incorporation and the Proposed Bylaws.

The Proposed Certificate of Incorporation provides that as long as there are any shares of New Caritas Class B Common Stock issued and outstanding, the existence of New Caritas Class A Common Stock and New Caritas Class B Common Stock, and the rights, preferences and privileges conferred upon the holders of New Caritas Class A Common Stock and New Caritas Class B Common Stock may not be amended, altered, repealed or rescinded, in whole or in part, or any provision inconstant therewith may be adopted, only by the unanimous affirmative vote of all of the holders of New Caritas Class B Common Stock

The Proposed Bylaws may be amended, modified or repealed (A) by the affirmative vote of a majority of the entire New Caritas Board (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the New Caritas Board) or (B) without the approval of the New Caritas Board, by the affirmative vote of the holders of a majority of the outstanding New Caritas voting stock.

Delaware Anti-Takeover Statute

New Caritas will not be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless certain conditions are met. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders. By including such an opt-out provision in the Proposed Certificate of Incorporation, New Caritas will not be subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation limits the liability of the directors of New Caritas to the fullest extent permitted by the DGCL, and the Proposed Bylaws provide that New Caritas will indemnify them to the fullest extent permitted by such law. ARYA has entered into indemnification agreements with its directors and officers and New Caritas expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the New Caritas Board. Under the terms of such indemnification agreements, New Caritas will be required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New Caritas or any of its subsidiaries or was serving at New Caritas’ request in an official capacity for another entity. Any claims for indemnification by New Caritas’ directors and officers may reduce New Caritas’ available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation provides that, unless New Caritas provides an Alternative Forum Consent, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Caritas, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of  New Caritas to New Caritas or New Caritas’ stockholders, (iii) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas arising out of or relating to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against New Caritas or any current or former director, officer, stockholder, employee or agent of New Caritas governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless New Caritas gives an Alternative Forum Consent, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933, as amended.

Transfer Agent

The transfer agent for New Caritas Class A Common Stock will be Continental Stock Transfer & Trust Company.

Listing

New Caritas has applied to list its Class A common stock on Nasdaq under the symbol “SPES”.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW CARITAS CLASS A COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Caritas Class A Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Caritas at the time of, or at any time during the three months preceding, a sale and (ii) New Caritas is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Caritas was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Caritas Class A Common Stock shares for at least six months but who are affiliates of New Caritas at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Caritas Class A Common Stock then outstanding; or

•	the average weekly reported trading volume of the New Caritas Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Caritas under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Caritas.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their Class B ordinary shares and private placement shares, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, New Caritas will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New Caritas’ Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Caritas’ Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Caritas Board, (ii) otherwise properly brought before such meeting by or at the direction of the New Caritas Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in New Caritas’ Proposed Bylaws. To be timely for New Caritas’ annual meeting of stockholders, New Caritas’ secretary must receive the written notice at New Caritas’ principal executive offices:

•	not later than the 90th day; and

•	not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Caritas’ 2021 annual meeting) or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting is first made whichever first occurs. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Chairman of the New Caritas Board or other person presiding at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the required procedure, and so declare to the meeting and the defective nomination shall be disregarded.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Caritas begins to print and send out its proxy materials for such 2021 annual meeting (and New Caritas will publicly disclose such date when it is known).

Stockholder Director Nominees

New Caritas’ Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New Caritas’ Proposed Bylaws. In addition, the stockholder must give timely notice to New Caritas’ secretary in accordance with New Caritas’ Proposed Bylaws, which, in general, require that the notice be received by New Caritas’ secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the ARYA Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003. Following the Business Combination, such communications should be sent in care of New Caritas, 3675 Market Street, Philadelphia, PA 19104. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York, has passed upon the validity of the securities of New Caritas offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of ARYA Sciences Acquisition Corp IV as of January 4, 2021 and December 31, 2020 for the periods from January 1, 2021 through January 4, 2021 and from August 24, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Caritas Therapeutics, LLC at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, ARYA and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of ARYA’s annual report to shareholders and ARYA’s proxy statement. Upon written or oral request, ARYA will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that ARYA delivers single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that ARYA delivers single copies of such documents in the future. Shareholders may notify ARYA of their requests by calling or writing ARYA at its principal executive offices at 51 Astor Place, 10th Floor, New York, New York 10003 or (212) 284-2300.

ENFORCEABILITY OF CIVIL LIABILITY

ARYA is a Cayman Islands exempted company. If ARYA does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon ARYA. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against ARYA in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, ARYA may be served with process in the United States with respect to actions against ARYA arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of ARYA’s securities by serving ARYA’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for ARYA’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

ARYA has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

ARYA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ARYA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ARYA’s corporate website at https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to ARYA has been supplied by ARYA, and all such information relating to Caritas has been supplied by Caritas. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: ARYD.info@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meeting, or no later than                       , 2021.

All information contained in this document relating to ARYA has been supplied by ARYA and all such information relating to Caritas has been supplied by Amicus. Information provided by ARYA or Amicus does not constitute any representation, estimate or projection of the other.

Audited Financial Statements for ARYA Sciences Acquisition Corp IV

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of January 4, 2021 and December 31, 2020	F-3

Statements of Operations for the period from January 1, 2021 through January 4, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020	F-4

Statements of Changes in Shareholder’s Equity (Deficit) for the period from August 24, 2020 (inception) through January 4, 2021	F-5

Statements of Cash Flows for the period from January 1, 2021 through January 4, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
ARYA Sciences Acquisition Corp IV

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ARYA Sciences Acquisition Corp IV (the “Company”) as of January 4, 2021 and December 31, 2020, the related statements of operations, changes in shareholder’s equity and cash flows for the periods from January 1, 2021 through January 4, 2021 and from August 24, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 4, 2021 and December 31, 2020, and the results of its operations and its cash flows for the period from January 1, 2021 through January 4, 2021 and from August 24, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

New York, New York
February 10, 2021

ARYA SCIENCES ACQUISITION CORP IV
BALANCE SHEETS

	January 4, 2021	December 31, 2020
Assets
Current assets:
Prepaid expenses	$1,604	$1,750
Total current assets	1,604	1,750
Deferred offering costs associated with proposed public offering	40,705	40,705
Total assets	$42,309	$42,455

Liabilities and Shareholder's Equity
Current liabilities:
Accounts payable	$—	$25,000
Accrued expenses	19,778	19,778
Due to related party	11,216	11,216
Total current liabilities	30,994	55,994

Commitments and Contingencies

Shareholder's Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; none issued and outstanding	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding(1)	374	—
Additional paid-in capital	24,626	—
Accumulated deficit	(13,685)	(13,539)
Total shareholder's equity (deficit)	11,315	(13,539)
Total Liabilities and Shareholder's Equity (Deficit)	$42,309	$42,455

(1)	This number includes up to 487,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 4 and 6).

The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF OPERATIONS

	For The Period From January 1, 2021 Through January 4, 2021	For The Period From August 24, 2020 (inception) Through December 31, 2020
General and administrative expenses	$146	$13,539
Net loss	$(146))	(13,539))

Weighted average shares outstanding, basic and diluted(1)	3,250,000	—

Basic and diluted net loss per share	$0.00	—

(1)
This number excludes an aggregate of up to 487,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 4 and 6).

The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

	For The Period From August 24, 2020 (inception) Through January 4, 2021
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - August 24, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(13,539)	(13,539)
Balance - December 31, 2020	—	$—	—	$—	$—	$(13,539)	$(13,539)
Issuance of Class B ordinary shares to Sponsor(1)	—	—	3,737,500	374	24,626	—	25,000
Net loss	—	—	—	—	—	(146)	(146)
Balance - January 4, 2021	—	$—	3,737,500	$374	$24,626	$(13,685)	$11,315

(1)	This number includes up to 487,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 4 and 6).

The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CASH FLOWS

	For The Period From January 1, 2021 Through January 4, 2021	For The Period From August 24, 2020 (inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(146)	$(13,539)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid in advance by related party	—	11,216
Changes in operating assets and liabilities:
Prepaid expenses	146	(1,750)
Accrued expenses	—	4,073
Net cash used in operating activities	—	—

Net change in cash	—	—

Cash - beginning of the period	—	—
Cash - end of the period	$—	$—

Supplemental disclosure of noncash investing and financing activities:
Issuance of Class B ordinary shares to Sponsor in exchange for payment of outstanding accounts payable balance	$25,000	$—
Deferred offering costs included in accounts payable	$—	$25,000
Deferred offering costs included in accrued expenses	$—	$15,705

The accompanying notes are an integral part of these financial statements.

Note 1 — Description of Organization and Business Operations

ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of January 4, 2021, the Company had not commenced any operations. All activity for the period from August 24, 2020 (inception) through January 4, 2021 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering (the “Proposed Public Offering”) of 13,000,000 Class A ordinary shares (each, a “Public Share” and collectively, the “Public Shares”) at $10.00 per Public Share (or 14,950,000 Public Shares if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 460,000 Class A ordinary shares (or 499,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full) (each, a “Private Placement Share” and collectively, the “Private Placement Shares”), at a price of $10.00 per Private Placement Share in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Public Share sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Shares, will be held in a trust account (“Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).

These Public Shares will be classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Proposed Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. Subsequent to the consummation of the Proposed Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Proposed Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Proposed Public Offering (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering, at which time the Company will have sufficient working capital, or one year from the issuance of these financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Weighted average shares at January 4, 2021 were reduced for the effect of an aggregate of 487,500 Class B ordinary shares that are subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). At January 4, 2021 and December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Deferred Offering Costs Associated with the Proposed Public Offering

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

The Company follows the guidance for accounting for income taxes under FASB ASC 740, “Income Taxes.” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 4, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 13,000,000 Public Shares (or 14,950,000 Public Shares if the underwriter’s over-allotment option is exercised in full) at a price of $10.00 per Public Share.

Note 4 — Related Party Transactions

Founder Shares

On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent director nominees. The Sponsor has agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares and assuming the initial shareholders do not purchase any Public Shares in the Proposed Public Offering) after the Proposed Public Offering.

The initial shareholders will agree, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

The Sponsor will agree to purchase an aggregate of 460,000 Private Placement Shares (or 499,000 Private Placement Shares if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per Private Placement Share ($4.6 million in the aggregate, or approximately $5.0 million if the underwriters’ over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. The Private Placement Shares will not be transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Related Party Loans

The Sponsor paid for certain expenses on behalf of the Company totaling approximately $11,000 as of December 31, 2020 and the Company recorded such amount in due to related party in the accompanying balance sheets. On January 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Proposed Public Offering pursuant to a promissory note (the “Note”), and reclassify the outstanding amount due to related party as borrowing under the Note. This loan is non-interest bearing and payable on the earlier of June 30, 2021 or the completion of the Proposed Public Offering. As of January 4, 2021 and December 31, 2020, the Company had borrowed approximately $11,000 from the Sponsor.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of January 4, 2021 and December 31, 2020, the Company had no outstanding borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date that the Company’s securities are first listed on Nasdaq through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company will reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Shares and Private Placement Shares that may be issued upon conversion of Working Capital Loans, will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed upon consummation of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’ s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the final prospectus relating to the Proposed Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to an underwriting discount of $0.20 per Public Share, or $2.6 million in the aggregate (or approximately $3.0 million in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, $0.35 per Public Share, or approximately $4.55 million in the aggregate (or approximately $5.2 million in the aggregate if the underwriters’ over-allotment option is exercised in full) will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Shareholder’s Equity (Deficit)

Class A Ordinary Shares — The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of January 4, 2021 and December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 4, 2021, the Company issued 3,737,500 Class B ordinary shares, of which up to 487,500 shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares and assuming the initial shareholders do not purchase any shares in the Proposed Public Offering) (See Note 4).

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Proposed Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of January 4, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Note 7 — Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after the balance sheet dates up to February 10, 2021, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements. In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent director nominees. Subsequent to the balance sheet dates, the Company borrowed $150,000 on the Note.

Unaudited Condensed Interim Financial Statements of ARYA Sciences Acquisition Corp IV:

Condensed Balance Sheets as of June 30, 2021 and December 31, 2020	F-15

Unaudited Condensed Statement of Operations for the three and six months ended June 30, 2021	F-16

Unaudited Condensed Statements of Changes in in Shareholders Equity for the three and six months ended June 30, 2021	F-17

Unaudited Condensed Statement of Cash Flows for the six months ended June 30, 2021	F-18

Notes to Unaudited Condensed Financial Statements	F-19

ARYA SCIENCES ACQUISITION CORP IV
CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
Assets	(Unaudited)
Current assets:
Cash	$757,247	$-
Prepaid expenses	534,675	1,750
Total current assets	1,291,922	1,750
Deferred offering costs	-	40,705
Investments held in Trust Account	149,519,811	-
Total Assets	$150,811,733	$42,455

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$6,500	$25,000
Accrued expenses	178,847	19,778
Due to related party	-	11,216
Total current liabilities	185,347	55,994
Deferred underwriting commissions	5,232,500	-
Total liabilities	5,417,847	55,994

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 14,039,388 and 0 shares subject to possible redemption at $ 10.00 per share at June 30, 2021 and December 31, 2020, respectively	140,393,880	-

Shareholders' Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 1,409,612 and 0 shares issued and outstanding (excluding 14,039,388 and 0 shares subject to possible redemption) at June 30, 2021 and December 31, 2020, repectively	141	-
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 and 0 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	374	-
Additional paid-in capital	5,385,709	-
Accumulated deficit	(386,218)	(13,539)
Total shareholders' equity	5,000,006	(13,539)
Total Liabilities and Shareholders' Equity	$150,811,733	$42,455

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

	For the three months ended	For the six months ended
	June 30, 2021	June 30, 2021

General and administrative expenses	$166,913	$392,490
Loss from operations	(166,913)	(392,490)
Unrealized gain on investments held in Trust Account	4,485	19,811
Net loss	$(162,428)	$(372,679)

Basic and diluted weighted average shares outstanding of Class A ordinary shares	15,449,000	15,449,000
Basic and diluted net income per share, Class A ordinary share	$0.00	$0.00
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	3,581,390
Basic and diluted net loss per share, Class B ordinary share	$(0.04)	$(0.11)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2020	-	$-	-	$-	$-	$(13,539))	$(13,539))
Issuance of Class B ordinary shares to Sponsor	-	-	3,737,500	374	24,626	-	25,000
Sale of Class A ordinary shares in initial public offering, gross	14,950,000	1,495	-	-	149,498,505	-	149,500,000
Offering costs	-	-	-	-	(8,734,896)	-	(8,734,896)
Sale of private placement shares to Sponsor in private placement	499,000	50	-	-	4,989,950	-	4,990,000
Shares subject to possible redemption	(14,055,631)	(1,406)	-	-	(140,554,904)	-	(140,556,310)
Net loss	-	-	-	-	-	(210,251)	(210,251)
Balance - March 31, 2021 (unaudited)	1,393,369	$139	3,737,500	$374	$5,223,281	$(223,790))	$5,000,004
Shares subject to possible redemption	16,243	2	-	-	162,428	-	162,430
Net loss	-	-	-	-	-	(162,428)	(162,428)
Balance - June 30, 2021 (unaudited)	1,409,612	$141	3,737,500	$374	$5,385,709	$(386,218)	$5,000,006

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021

Cash Flows from Operating Activities:
Net loss	$(372,679)
Unrealized gain on investments held in Trust Account	(19,811)
Changes in operating assets and liabilities:
Prepaid expenses	(530,925)
Accounts payable	6,500
Accrued expenses	104,774
Due to related party	-
Net cash used in operating activities	(812,141)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(149,500,000)
Net cash used in investing activities	(149,500,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	127,075
Repayment of note payable to related party	(161,216)
Proceeds received from initial public offering, gross	149,500,000
Proceeds received from private placement	4,990,000
Offering costs paid	(3,386,471)
Net cash provided by financing activities	151,069,388

Net change in cash	757,247

Cash - beginning of the period	-
Cash - end of the period	$757,247

Supplemental disclosure of noncash investing and financing activities:
Issuance of Class B ordinary shares to Sponsor in exchange for payment of outstanding accounts payable balance	$25,000
Offering costs included in prepaid expenses	$2,000
Offering costs included in accrued expenses	$70,000
Offering costs paid by related party under promissory note	$22,925
Deferred underwriting commissions	$5,232,500
Value of Class A ordinary shares subject to possible redemption	$140,716,410
Change in value of Class A ordinary shares subject to possible redemption	$(322,530)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 - Description of Organization and Business Operations

ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

All activity for the period from August 24, 2020 (inception) through June 30, 2021 was related to the Company’s formation and initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021.  On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or March 2, 2023 (the “Combination Period”), or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Capital Resources

As of June 30, 2021, the Company had approximately $757,000 in its operating bank account, and working capital of approximately $1.1 million.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $161,000 from the Sponsor pursuant to the Note (as defined in Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note upon closing of the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of June 30, 2021, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021 or any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of June 30, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in unrealized gain on investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of June 30, 2021, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s marketable securities held in Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and are recognized at fair value. The fair value of marketable securities held in Trust Account is determined using quoted prices in active markets.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, As of June 30, 2021, 14,039,388  Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Income Taxes

FASB ASC Topic 740, “Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2021, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net loss per ordinary shares

Net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the periods.

The unaudited condensed statements of operations include a presentation of loss per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Class A ordinary shares for the period is calculated by dividing the unrealized gain on investments held in Trust Account, by the weighted average number of Class A ordinary shares outstanding for the period.

Net loss per share, basic and diluted for Class B ordinary shares for the period is calculated by dividing the net loss, less net gain attributable to Class A ordinary shares, resulting in an adjusted net loss, by the weighted average number of Class B ordinary shares outstanding for the period.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s unaudited condensed financial statements.

Note 3 - Initial Public Offering

On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 4 - Related Party Transactions

Founder Shares

On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering.  The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Founder Shares were no longer subject to forfeiture.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.

The Private Placement Shares are not be transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares have been added to the proceeds from the Initial Public Offering held in the Trust Account.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Related Party Loans

The Sponsor paid for certain expenses on behalf of the Company totaling approximately $11,000 as of December 31, 2020 and the Company recorded such amount in due to related party in the accompanying balance sheet. On March 2, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”), and reclassify the outstanding amount due to related party as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the Initial Public Offering.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon the consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of June 30, 2021, the Company had no outstanding borrowings under the Working Capital Loans.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Administrative Support Agreement

Commencing on the date that the Company’s registration statement relating to its Initial Public Offering was declared effective through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. The Company incurred approximately $30,000 and $41,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three and six months ended June 30, 2021, respectively.

Note 5 - Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Shares and Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s Initial Shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the Initial Public Offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.

The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 - Shareholders’ Equity

Preference Shares - The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Class A Ordinary Shares - The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of June 30, 2021 and December 31, 2020, there were 1,409,612 and 0 Class A ordinary shares outstanding, excluding 14,039,388 and 0 Class A ordinary shares subject to possible conversion that were classified as temporary equity in the accompanying condensed balance sheets, respectively.

Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 4, 2021, the Company issued 3,737,500 Class B ordinary shares, of which up to 487,500 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) (See Note 4). The Company had 3,737,500 and 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 7 - Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$149,514,019	$-	$-
Cash equivalents – money market funds	5,792	-	-
	$149,519,811	$-	$-

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy for the six months ended June 30, 2021. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less.

Note 8 - Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the unaudited condensed financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

CARITAS THERAPEUTICS, LLC

Carve-out Financial Statements

As of and for the Years Ended December 31, 2020 and 2019

CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM￼

To the Member and the Board of Directors of Caritas Therapeutics, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Caritas Therapeutics, LLC (“Caritas” or the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, member’s equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations since inception, has not been capitalized with sufficient funding to conduct its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Iselin, New Jersey
October 29, 2021

CARITAS THERAPEUTICS, LLC￼
BALANCE SHEETS

(USD in thousands)

	December 31,
	2020	2019
ASSETS
Current assets:
Prepaid program expenses	$9,477	$1,667
Total current assets	9,477	1,667
Property and equipment, less accumulated depreciation of $8,826 and $4,653, respectively	39,703	39,166
Operating lease right-of use assets	6,571	6,991
Other non-current assets	14	9,014
Total assets	$55,765	$56,838

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,921	$2,519
Accrued expenses and other current liabilities	17,237	15,961
Operating lease liabilities	3,558	3,855
Total current liabilities	23,716	22,335
Operating lease liabilities	27,197	26,476
Contingent consideration payable	724	607
Other non-current liabilities	43	27
Total liabilities	51,680	49,445
Commitments and contingencies
Equity:
Member’s equity attributable to Caritas Therapeutics, LLC consists of 100 units authorized and outstanding at December 31, 2020 and 2019, respectively	4,085	7,393
Total equity	4,085	7,393
Total liabilities and equity	$55,765	$56,838

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS￼

(USD in thousands, except unit amounts)

	Year Ended December 31,
	2020	2019
Operating expenses:
Research and development	$97,921	$60,941
General and administrative	27,674	20,168
Changes in fair value of contingent consideration payable	117	107
Depreciation and amortization	4,129	1,763
Total operating expenses	129,841	82,979
Loss from operations	(129,841)	(82,979)
Loss before income taxes	(129,841)	(82,979)
Income tax	-	-
Net loss	$(129,841)	$(82,979)
Total other comprehensive income	-	-
Comprehensive loss	$(129,841)	$(82,979)

Weighted average units outstanding – basic and diluted	100	100

Net loss per unit – basic and diluted	$(1,298)	$(830)

See accompanying notes to Financial Statements.

      CARITAS THERAPEUTICS, LLC
STATEMENTS OF EQUITY

(USD in thousands)

	Member’s Equity	Total Equity
Balance as of January 1, 2019	$(900)	$(900)
Net loss	(82,979)	(82,979)
Net contributions from member	91,272	91,272
Balance as of December 31, 2019	7,393	7,393
Net loss	(129,841)	(129,841)
Net contributions from member	126,533	126,533
Balance as of December 31, 2020	$4,085	$4,085

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
STATEMENTS OF CASH FLOWS

(USD in thousands)

	Years Ended December 31,
	2020	2019
Operating Activities
Net loss	$(129,841)	$(82,979)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,129	1,763
Share-based compensation	15,712	9,397
Non-cash changes in the fair value of contingent consideration payable	117	107
Changes in operating assets and liabilities:
Prepaid program expenses	(7,810)	(1,557)
Accounts payable	402	2,049
Accrued expenses and other current liabilities	368	14,242
Other non-current assets and liabilities	9,860	14,353
Net cash used in operating activities	(107,063)	(42,625)
Investing Activities
Capital expenditures	(3,758)	(39,250)
Net cash used in investing activities	(3,758)	(39,250)
Financing Activities
Proceeds from net member contributions	110,821	81,875
Net cash provided by financing activities	110,821	81,875
Net change in cash and cash equivalents at the end of the period	-	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$-	$-
Supplemental disclosures of cash flow information
Capital expenditures unpaid at the end of the period	$909	$1,678
Tenant improvements paid through lease incentives	$470	$19,388

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Business

The accompanying Financial Statements and notes have been prepared to include certain assets and liabilities of Amicus Therapeutics, Inc. (“Amicus”) on the basis described within “– Note 2. Summary of Significant Accounting Policies” with certain wholly-owned subsidiaries of Amicus, that were included with Caritas Therapeutics, LLC, as follows: Miamed, Inc.; Celenex, Inc.; and Amicus Biologics, Inc., as well as certain gene therapy assets and liabilities allocated to the Company. These are collectively referred to herein as the Balance Sheets, Statements of Operations and Comprehensive Loss, Statements of Equity and Statements of Cash Flows of Caritas Therapeutics, LLC (“Caritas” or the “Company”).

The Company was formed on September 24, 2021 in connection with the acquisition of the gene therapy business by ARYA.  Historically and throughout the periods presented, the gene therapy business was owned by Amicus and its subsidiaries.  The Company has no assets or liabilities, other than those associated with its formation, and will conduct no operations until the completion of the acquisition. The gene therapy business has historically operated as a part of Amicus and not as a separate stand-alone entity or group.

Caritas is a patient-dedicated, clinical-stage biotechnology company focused on discovering, developing and delivering novel, next generation gene therapies for rare genetic diseases.  The Company has established an industry leading portfolio of potential therapies for people living with rare metabolic diseases through a license with Nationwide Children’s Hospital (“Nationwide Children’s”) and a strategic research collaboration with the University of Pennsylvania (“Penn”). The Company’s pipeline includes gene therapy programs in rare lysosomal disorders (“LDs”), specifically: CLN6, CLN3, and CLN1 for Batten disease, Pompe disease, Fabry disease, Mucopolysaccharidosis Type IIIB (“MPSIIIB”), Mucopolysaccharidosis Type IIIA (“MPSIIIA”), as well as other rare neurological disorders such as CDKL5 deficiency disorder (“CDD”) and Angelman syndrome. In addition, the Company’s collaboration with Penn provides the Company with access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are comprised of the Company’s activities distributed across multiple legal entities of Amicus.

These Financial Statements have been extracted from the accounting records of Amicus. The historical results of operations, financial position, and cash flows may not be indicative of what such results of operations, financial position, and cash flows would actually have been had the Company been a separate standalone entity, nor are they indicative of what the results of operations, financial position and cash flows may be in the future.

The accompanying Financial Statements reflect the assets and liabilities that are directly attributable to the Company. The assets and liabilities excluded from the accompanying Financial Statements consist of:

●
Cash provided by Amicus to fund operations. Amicus uses a centralized approach to cash management and financing of its operations. Accordingly, none of the cash or cash equivalents has been reflected in these Financial Statements.

●
Other assets and liabilities at Amicus which are not directly related to, or are not specifically owned by, or are not commitments, of the Company, including fixed assets and leases shared by the Company with other businesses of Amicus.

●
Amicus’ third-party debt and the related interest expense have not been allocated to these Financial Statements as the Company was not the legal obligor of the third-party debt and Amicus’ borrowings were not directly attributable to the Company.

Earnings per share data has not been presented in the Financial Statements because the Company does not operate, historically, as a separate legal entity with its own capital structure.

Costs directly related to the Company have been entirely attributed to the Company in the accompanying Financial Statements. Research and development (“R&D”) salaries, wages and benefits costs were recorded based on the estimated percentage of time R&D employees worked on gene therapy programs. The Company also received services and support from other functions of Amicus. The Company’s operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support have been allocated to the Company using methodologies based on proportionate share of R&D expenses related to the gene therapy programs as compared to the R&D expenses of Amicus as a whole. These allocated costs are primarily related to corporate administrative expenses, non-R&D employee related costs, including salaries and other benefits, for corporate and shared employees, and other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, human resources, facilities, and other corporate and infrastructural services. These allocated costs are recorded primarily in R&D, and general and administrative (“G&A”) expenses in the Statements of Operations and Comprehensive Loss.

The Company believes the assumptions and allocations underlying the Financial Statements are reasonable and appropriate under the circumstances.

Consolidation

The Financial Statements include the accounts of the Company and subsidiaries that form Caritas. Intercompany accounts and transactions are eliminated in consolidation.

Segment Information

The Company currently operates in one business segment focused on the discovery and development of [novel medicines through its gene therapy portfolio for rare diseases. The Company is not organized by market and is managed and operated as one business. The Company does not operate any separate lines of business or separate business entities with respect to its programs. Accordingly, the Company does not accumulate discrete financial information with respect to separate service lines, and thus there is one reporting unit.

Going Concern

Since inception, the Company has incurred significant net losses. The Company incurred net losses of $129.8 million and $83.0 million for the years ended December 31, 2020 and 2019, respectively.  The Company has not been capitalized with sufficient funding to conduct its operations.  Since the Company has no available cash or credit facilities, the Company is dependent upon Amicus and its affiliates to provide services and funding to support the operations of the Company until, at least, such time as external financing is obtained.  The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its gene therapy portfolio.

The Company will need additional financing to fund its ongoing activities.  The Company may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.  The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, or at all.  If the Company is unable to raise capital when needed or on attractive terms, the Company could be forced to delay, reduce or eliminate certain of the Company’s research and development programs.  There can be no assurances that other sources of financing would be available or that Amicus will continue to financially support the Company’s operations. Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. The Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from the outcome of the uncertainties discussed above.

The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing as discussed above; (ii) the success of its research and development programs; (iii) the development of competitive therapies by other biotechnology and pharmaceutical companies; (iv) the Company’s ability to manage growth of the organization; (v) the Company’s ability to protect its proprietary technology; and ultimately (vi) regulatory approval and market acceptance of the Company’s product candidates.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Additionally, the Company assessed the impact the COVID-19 pandemic has had on its operations and financial results as of December 31, 2020. The Company’s analysis was informed by the facts and circumstances as they were known to the Company. This assessment considered the impact COVID-19 may have on financial estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses. Based on this assessment, the Company’s operations have not been significantly impacted. However, the Company’s results of operations in future periods may be negatively impacted by unknown future impacts from COVID-19.

Contingent Consideration Payable

Contingent consideration payments in asset acquisitions are recognized when the contingency is resolved and the consideration is paid or becomes payable. This does not apply in circumstances when the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the basis in the asset acquired. Upon recognition of the contingent consideration payments, the amount is included in the cost of the acquired asset or group of assets. Contingent consideration in business combinations is initially recorded at fair value and remeasured each reporting period.  The contingent consideration recorded in the Company’s financial statements is from a prior business combination by Amicus, certain operations of which are part of the Company. The Company determines the fair value of contingent acquisition consideration payable on the acquisition date using a probability-based income approach utilizing an appropriate discount rate. The contingent consideration payable is shown as a long-term liability on the Company’s Balance Sheets. The fair value of the contingent consideration payable is determined each period end and the resulting change is recorded in the Statements of Operations and Comprehensive Loss.

Fair Value Measurements

The Company records certain liability balances under the fair value measurements as defined by the FASB guidance. Current FASB fair value guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, current FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions that market participants assumptions would use in pricing assets or liabilities (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at measurement date. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Contingent Liabilities

On an ongoing basis, the Company may be involved in various claims and legal proceedings. On a quarterly basis, the Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. Because of uncertainties related to claims and litigation, accruals will be based on the Company’s best estimates based on available information. On a periodic basis, as additional information becomes available, or based on specific events such as the outcome of litigation or settlement of claims, the Company may reassess the potential liability related to these matters and may revise these estimates, which could result in material adverse adjustments to the Company’s operating results.

Currently, the Company is not party to any legal proceedings.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the respective assets, which range from three to five years, or the lesser of the related initial term of the lease or useful life for leasehold improvements.

The initial cost of property and equipment consists of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to income in the period in which the costs are incurred. Major replacements, improvements, and additions are capitalized in accordance with Company policy.

Leases

The Company’s leases are for office space. The leases have varying terms, some of which could include options to renew, extend, and terminate the lease. The Company determines if an arrangement is a lease at contract inception. Operating leases are included in right-of-use (“ROU”) assets and lease liabilities on the Balance Sheets.

ROU assets represent the Company’s right to control the use of an explicitly or implicitly identified asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses Amicus’ incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lease payments included in the measurement of the lease liability are comprised of fixed payments. Variable lease payments are excluded from the ROU asset and lease liability and are recognized in the period in which the obligation for those payments is incurred. Variable lease payments are presented in the Statements of Operations and Comprehensive Loss in the same line item as expenses arising from fixed lease payments for operating leases. The Company has leases that include lease and non-lease components, which the Company accounts for as a single lease component for all underlying asset categories. The Company presents the net operating lease activity within other non-current assets and liabilities within the Statements of Cash Flows.

The lease terms for the Company’s leases include the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Leases with an initial term of 12 months or less are not recorded on the Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to underlying asset categories.

Share-based Compensation

The Company recognizes share-based compensation expense for grants under Amicus’ equity plan to employees.  At December 31, 2020, Amicus had one equity-based employee compensation plan, which is described more fully in “– Note 5. Share-Based Compensation.”

 The Company applies the fair value method of measuring share-based compensation, which requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Income Taxes

The Company is organized as a limited liability company under the Internal Revenue Code. Its taxable income or loss for federal and state income tax purposes is included in the determination of the taxable income of the respective member. As such, a tax provision or temporary differences is not reflected in the Company’s financial statements. Also, the Company has not recorded any unrecognized tax benefits or related interest or penalties as of and for the years ended December 31, 2020 and 2019, in accordance with accounting standards for uncertainty in income taxes. Although it is difficult to predict what would occur to change the Company’s unrecognized tax benefits, the Company believes that there should be no change during the next twelve months.

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the member, Amicus GT Holdings, LLC, shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.  Caritas has one class of common units. Amicus GT Holdings, LLC, owns 100 common units, which consists of all of the common units issued and outstanding.

Risks and Uncertainties

The Company relies, and expects to continue to rely, on a small number of vendors to provide services, supplies and materials related to its research and development programs. These research and development programs could be adversely affected by a significant interruption in these services or the availability of materials.

Recent Accounting Developments

The Company has evaluated recent accounting pronouncements and believes that none of them will have a material effect on the Company’s Financial Statements or related disclosures.

3.	Property and Equipment

Property and equipment consist of the following:

(In thousands)	December 31, 2020	December 31, 2019
Leasehold improvements	$21,363	$20,898
Research equipment	15,330	13,066
Construction in progress	5,858	4,040
Land	3,190	3,190
Furniture and fixtures	1,392	1,389
Computer equipment	1,079	928
Computer software	251	242
Vehicles	66	66
Gross property and equipment	48,529	43,819
Less: Accumulated depreciation	(8,826)	(4,653)
Net property and equipment	$39,703	$39,166

Depreciation expense was approximately $4.1 million and $1.8 million for the years ended December 31, 2020 and 2019, respectively.

4.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

(In thousands)	December 31, 2020	December 31, 2019
Accrued programs	$11,484	$10,665
Accrued compensation and benefits	4,844	3,954
Accrued capital	909	1,342
Total accrued expenses	$17,237	$15,961

5.	Share-Based Compensation

Amicus’ Amended and Restated 2007 Equity Incentive Plan (the “Plan”) provides for the granting of restricted stock units and stock options to purchase common stock in Amicus to employees, directors, advisors, and consultants at a price to be determined by Amicus’ Board of Directors. The Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of Amicus’ business. Under the provisions of the Plan, no stock option will have a term in excess of 10 years. The Board of Directors of Amicus, or its committee, is responsible for determining the individuals to be granted stock options, the number of stock options each individual will receive, the stock option price per share, and the exercise period of each stock option. Stock options granted pursuant to the Plan generally vest 25% on the first-year anniversary date of grant and the remainder ratably on a monthly basis over the next three years thereafter and may be exercised in whole or in part for 100% of the shares vested at any time after the date of grant.

Restricted stock units awarded under the Plan are generally subject to graded vesting and are contingent on an employee’s continued service. RSUs are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions.  The cost of the RSUs is expensed, which is determined to be the fair market value of the shares of common stock underlying the RSUs at the date of grant, ratably over the period during which the vesting restrictions lapse.

The Black-Scholes option pricing model is used when estimating the grant date fair value for stock-based awards. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was based on the historical volatility of Amicus. The average expected life is determined using actual historical data. The risk-free interest rate is based on U.S. Treasury, zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

The fair value of the stock options granted is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31, 2020	Year ended December 31, 2019
Expected stock price volatility	75.1%	74.1%
Risk-free interest rate	1.6%	2.4%
Expected life of stock options (years)	5.67	5.68
Expected annual dividend per share	$0.00	$0.00

For the years ended December 31, 2020 and 2019, the share-based compensation expense allocated to the Company was $15.7 million and $9.4 million, respectively.  The following table summarizes information related to share-based compensation expense recognized in the Statements of Operations and Comprehensive Loss related to the equity awards:

(In thousands)	Year ended December 31, 2020	Year ended December 31, 2019
Share-based compensation expense recognized in:
Research and development expense	$6,993	$3,967
General and administrative expense	8,719	5,430
Total share-based compensation expense	$15,712	$9,397

6.	Leases

The Company currently has two operating leases directly related to it for office space under agreements expiring at various dates through 2040, which includes renewal options that the Company is reasonably certain to exercise.

For the years ended December 31, 2020 and 2019, operating lease expense was $4.8 million and $4.1 million, respectively, primarily generated from the directly related office leases. For the year ended December 31, 2020, the Company paid $4.2 million for amounts included in the measurement of operating lease liabilities directly related to the Company. No payments were made for amounts included in the measurement of operating lease liabilities directly related to the Company in 2019.  The Company recorded a right-of-use asset of $9.2 million in 2019 for two directly related office leases.

(In thousands, except year and discount rate)	December 31, 2020	December 31, 2019
Operating lease ROU asset, net	$6,571	$6,991

Current portion of the operating lease liability	$3,558	$3,855
Non-current portion of the operating lease liability	27,197	26,476
Total operating lease liability	$30,755	$30,331

Weighted-average remaining lease terms (years)	23.2	24.2
Weighted-average discount rate	13.5%	13.5%

As of December 31, 2020, the future minimum operating lease payments were as follows for the directly related office space:

(In thousands)	Operating Lease
2021	$3,854
2022	5,067
2023	5,173
2024	5,282
2025	5,393
Thereafter	114,244
Total Lease Payment	139,013
Lease incentives	(28,939)
Less imputed interest	(79,319)
Total operating lease liability	$30,755

As of December 31, 2019, the future minimum operating lease payments were as follows for the directly related office space:

(In thousands)	Operating Lease
2020	$4,182
2021	4,934
2022	5,037
2023	5,143
2024	5,252
Thereafter	119,195
Total Lease Payment	143,743
Lease incentives	(28,939)
Less imputed interest	(84,473)
Total operating lease liability	$30,331

There are no commitments under finance leases for the years ended December 31, 2020 and 2019.

7.	Asset and Liabilities Measured at Fair Value

The Company’s financial assets and liabilities are measured at fair value and classified within the fair value hierarchy which is defined as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly.
●	Level 3 — Inputs that are unobservable for the asset or liability.

As of December 31, 2020 and 2019, the Company did not have any Level 1, 2 or 3 assets, nor Level 1 or 2 liabilities. The Level 3 liabilities are identified in the following table:

(In thousands)	December 31, 2020	December 31, 2019
Contingent consideration payable	$724	$607

The contingent consideration payable resulted from a prior business combination by Amicus. The most recent valuation was determined using a probability weighted discounted cash flow valuation approach. Gains and losses are included in the Statements of Operations and Comprehensive Loss.  The contingent consideration payable has been classified as a Level 3 recurring liability as its valuation requires substantial judgment and estimation of factors that are not currently observable in the market. If different assumptions were used for the various inputs to the valuation approach, the estimated fair value could be significantly higher or lower than the fair value the Company determined.

The following significant unobservable inputs were used in the valuation of the contingent consideration payable as of December 31, 2020:

Valuation Technique	Unobservable Input	Range
Probability weighted discount cash flow	Discount rate	7.5%
	Probability of achievement of milestones	2.5% - 5.0%
	Projected year of payments	2024 - 2026

Contingent consideration liabilities are remeasured to fair value each reporting period using discount rates, probabilities of payment, and projected payment dates. Projected contingent payment amounts related to clinical and regulatory based milestones are discounted back to the current period using a discounted cash flow model. Increases in discount rates and the time to payment may result in lower fair value measurements. Increases or decreases in any of those inputs together, or in isolation, may result in a significantly lower or higher fair value measurement. There is no assurance that any of the conditions for the milestone payments will be met.

The following table shows the change in the balance of contingent consideration payable for the years ended December 31, 2020 and 2019, respectively:

(In thousands)	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of the period	$607	$500
Changes in fair value during the period, included in the Statements of Operations and Comprehensive Loss	117	107
Balance, end of the period	$724	$607

8.	Related Party Transactions and Shared Service Costs

Transactions entered into between the Company and Amicus have been included within the Financial Statements and are considered related party transactions and have been adjusted to Equity within the Balance Sheet and Statements of Cash Flows as they represent an investment to the Company. The components of the net transfers from Amicus as of December 31, 2020 and 2019 are as follows:

(In thousands)	Year ended December 31, 2020	Year ended December 31, 2019
Corporate allocations
Research and development	$24,628	$16,131
Selling, general and administrative	27,673	20,158
Accounts payable and general financing activities	74,232	54,983
Net increase in contributions from member	$126,533	$91,272

9.	Commitments and Contingencies

The Company’s significant contractual obligations and commitments that are expected to have an impact on the Company’s liquidity and cash flows in future periods are described in detail within “– Note 6. Leases” and “– Note 7. Assets and Liabilities Measured at Fair Value.” Additionally, the Company has a development and manufacturing services agreement with ThermoFisher, which has minimum annual capacity and purchase commitments of $6.7 million through 2023. This purchase obligation is in addition to amounts included within our December 31, 2020 Consolidated Balance Sheet, and excludes variable purchases that exceed fixed minimum quantities and for the periods that can be canceled without payment penalties.

10.	Collaborative and Licensing Arrangements

University of Pennsylvania

In October 2018, a collaboration agreement was entered into with Penn to pursue research and development of novel gene therapies which was later expanded to include Pompe disease, Fabry disease, CDD, CLN1, Angelman syndrome, MPSIIIB, and MPSIIIA. This collaboration with Penn will provide us with exclusive disease-specific access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies. Under the collaboration agreement with Penn, Penn is eligible to receive certain milestone, royalty and discovery research payments with respect to licensed products for each indication. Milestone payments are payable following the achievement of certain development and commercial milestone events in each indication, up to an aggregate of $88.0 million per indication. Royalty payments are based on net sales of licensed products on a licensed product-by-licensed product and country-by-country basis. The Company will provide $10.0 million each year over the next five years to fund the discovery research program.

Nationwide Children’s Hospital

In September 2018, Amicus acquired the rights and related intellectual property of ten gene therapy programs through the acquisition of Celenex, Inc. (“Celenex”). In connection with the Business Combination, Celenex will be a wholly-owned subsidiary of Caritas.  Celenex has an exclusive license agreement with NCH. Under this license agreement, NCH is eligible to receive development and sales-based milestones of up to $7.8 million for each product and royalties on commercial sales.

MiaMed

In July 2016, Amicus acquired MiaMed, Inc. (“MiaMed”). MiaMed was a pre-clinical biotechnology company focused on developing protein replacement therapy for CDD and related diseases. Following Amicus’ acquisition, MiaMed’s CDD technology was subsequently determined to also have gene therapy applicability. As part of the transaction, the Company may be obligated to pay up to an additional $83.0 million in connection with the achievement of certain clinical, regulatory, and commercial milestones, for a potential aggregate deal value of $89.5 million.

11.	Earnings Per Share

The Company has one class of common membership units. The units have no par value and have identical rights, obligations and privileges. Income and losses are allocated to all members based upon their respective percentage of units held. As of December 31, 2020 and 2019, the Company had 100 common units authorized, issued, and outstanding. Earnings per share data has been presented retrospectively, assuming the Company's shares have been outstanding for the entire period.

12.	Subsequent Events

The Company evaluated subsequent events through October 29, 2021, the date on which these Financial Statements were available to be issued, to ensure that these Financial Statements include appropriate disclosure of events both recognized in the Financial Statements as of December 31, 2020 and events which occurred subsequently but were not recognized in the Financial Statements.

CARITAS THERAPEUTICS, LLC

Carve-out Financial Statements (Unaudited)

As of and for the Six Months Ended June 30, 2021 and 2020

CARVE-OUT FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 and 2020 (UNAUDITED)

CARITAS THERAPEUTICS, LLC
BALANCE SHEETS
(Unaudited)
(USD in thousands)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Prepaid program expenses	$1,995	$9,477
Total current assets	1,995	9,477
Property and equipment, less accumulated depreciation of $10,956 and $8,826, respectively	38,851	39,703
Operating lease right-of use assets	6,316	6,571
Other non-current assets	13	14
Total assets	$47,175	$55,765
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$905	$2,921
Accrued expenses and other current liabilities	9,737	17,237
Operating lease liabilities	4,169	3,558
Total current liabilities	14,811	23,716
Operating lease liabilities	26,694	27,197
Contingent consideration payable	1,403	724
Other non-current liabilities	51	43
Total liabilities	42,959	51,680
Commitments and contingencies
Equity:
Member’s equity attributable to Caritas Therapeutics, LLC consists of 100 units authorized and outstanding at June 30, 2021 and December 31, 2020	4,216	4,085
Total equity	4,216	4,085
Total liabilities and equity	$47,175	$55,765

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(USD in thousands, except unit amounts)

	Six Months Ended June 30,
	2021	2020
Operating expenses:
Research and development	$42,107	$50,819
General and administrative	16,611	13,269
Changes in fair value of contingent consideration payable	679	47
Depreciation and amortization	2,136	2,034
Total operating expenses	61,533	66,169
Loss from operations	(61,533)	(66,169)
Loss before income taxes	(61,533)	(66,169)
Income tax	-	-
Net loss	$(61,533)	$(66,169)
Total other comprehensive income	-	-
Comprehensive loss	$(61,533)	$(66,169)

Weighted average units outstanding – basic and diluted	100	100

Net loss per unit – basic and diluted	$(615)	$(662)

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
STATEMENTS OF EQUITY
(Unaudited)
(USD in thousands)

Six Months Ended June 30, 2021

	Member’s Equity	Total Equity
Balance as of December 31, 2020	$4,085	$4,085
Net loss	(61,533)	(61,533)
Net contributions from member	61,664	61,664
Balance as of June 30, 2021	$4,216	$4,216

Six Months Ended June 30, 2020

	Member’s Equity	Total Equity
Balance as of December 31, 2019	$7,393	$7,393
Net loss	(66,169)	(66,169)
Net contributions from member	65,754	65,754
Balance as of June 30, 2020	$6,978	$6,978

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
STATEMENTS OF CASH FLOWS
(Unaudited)
(USD in thousands)

	Six Months Ended June 30,
	2021	2020
Operating Activities
Net loss	$(61,533)	$(66,169)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,136	2,034
Share-based compensation	10,434	6,756
Non-cash changes in the fair value of contingent consideration payable	679	47
Changes in operating assets and liabilities:
Prepaid program expenses	7,482	1,479
Accounts payable	(2,087)	536
Accrued expenses and other current liabilities	(7,614)	(2,310)
Other non-current assets and liabilities	371	544
Net cash used in operating activities	(50,132)	(57,083)
Investing Activities
Capital expenditures	(1,098)	(1,915)
Net cash used in investing activities	(1,098)	(1,915)
Financing Activities
Proceeds from net member contributions	51,230	58,998
Net cash provided by financing activities	51,230	58,998
Net change in cash and cash equivalents at the end of the period	-	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$-	$-
Supplemental disclosures of cash flow information
Capital expenditures unpaid at the end of the period	$186	$495
Tenant improvements paid through lease incentives	$67	$455

See accompanying notes to Financial Statements.

CARITAS THERAPEUTICS, LLC
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1.	Description of the Business

 On September 24, 2021, Amicus Therapeutics, Inc. (“Amicus”) formed Caritas Therapeutics, LLC (“Caritas” or the “Company”) and intends to contribute to Caritas its interest in its wholly owned subsidiaries Miamed, Inc., Celenex, Inc., and Amicus Biologics, Inc. together with its other gene therapy assets and liabilities, which collectively represent Amicus’ gene therapy business. The accompanying financial statements reflect the historical financial position, results of operations, changes in equity and cash flows of Miamed, Inc.; Celenex, Inc.; and Amicus Biologics, Inc., as well as the other gene therapy assets and liabilities.

The gene therapy business has historically operated as a part of Amicus and not as a separate stand-alone entity or group. These financial statements have been prepared on the basis that Amicus will contribute its interest in Miamed, Inc., Celenex, Inc. and Amicus Biologics, Inc. and the other gene therapy assets and liabilities to Caritas prior to closing the business combination transaction with ARYA Sciences Acquisition Corp IV (“ARYA IV”), a special purpose acquisition company or SPAC, sponsored by Perceptive Advisors. See “-Note 2. Summary of Significant Accounting Policies” for further information about the financial statements’ basis of presentation.

Caritas is a patient-dedicated, clinical-stage biotechnology company focused on discovering, developing and delivering novel, next generation gene therapies for rare genetic diseases.  The Company has established an industry leading portfolio of potential therapies for people living with rare metabolic diseases through a license with Nationwide Children’s Hospital (“Nationwide Children’s”) and a strategic research collaboration with the University of Pennsylvania (“Penn”). The Company’s pipeline includes gene therapy programs in rare lysosomal disorders (“LDs”), specifically: CLN6, CLN3, and CLN1 for Batten disease, Pompe disease, Fabry disease, Mucopolysaccharidosis Type IIIB (“MPSIIIB”), Mucopolysaccharidosis Type IIIA (“MPSIIIA”), as well as other rare neurological disorders such as CDKL5 deficiency disorder (“CDD”) and Angelman syndrome. In addition, the Company’s collaboration with Penn provides the Company with access and option rights to potential treatments for a broader portfolio of more prevalent rare diseases, including Rett Syndrome, Duchenne Muscular Dystrophy, Myotonic Dystrophy, and select other muscular dystrophies.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and are comprised of the Company’s activities distributed across multiple legal entities of Amicus. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the United States Securities and Exchange Commission (“SEC”).  Accordingly, they do not include all of the information and disclosures required by GAAP for complete financial statements.  The Company believes that the disclosures provided herein are adequate to make the information presented not misleading when these unaudited condensed financial statements are read in conjunction with the December 31, 2020 audited financial statements. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting solely of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations, comprehensive loss, and cash flows for the periods presented. Intercompany accounts and transactions are eliminated in consolidation.

These Financial Statements have been extracted from the accounting records of Amicus. The historical results of operations, financial position, and cash flows may not be indicative of what such results of operations, financial position, and cash flows would actually have been had the Company been a separate standalone entity, nor are they indicative of what the results of operations, financial position and cash flows may be in the future.

The accompanying Financial Statements reflect the assets and liabilities that are directly attributable to the Company. The assets and liabilities excluded from the accompanying Financial Statements consist of:

●
Cash provided by Amicus to fund operations. Amicus uses a centralized approach to cash management and financing of its operations. Accordingly, none of the cash or cash equivalents has been reflected in these Financial Statements.

●
Other assets and liabilities at Amicus which are not directly related to, or are not specifically owned by, or are not commitments of the Company, including fixed assets and leases shared by the Company with other businesses of Amicus.

●
Amicus’ third-party debt and the related interest expense have not been allocated to these Financial Statements as the Company was not the legal obligor of the third-party debt and Amicus’ borrowings were not directly attributable to the Company.

Earnings per share data has not been presented in the Financial Statements retrospectively, assuming the Company’s shares have been outstanding for the entire period.

Costs directly related to the Company have been entirely attributed to the Company in the accompanying Financial Statements. Research and development (“R&D”) salaries, wages and benefits costs were recorded based on the estimated percentage of time R&D employees worked on gene therapy programs. The Company also received services and support from other functions of Amicus. The Company’s operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support have been allocated to the Company using methodologies based on proportionate share of R&D expenses related to the gene therapy programs as compared to the R&D expenses of Amicus as a whole. These allocated costs are primarily related to corporate administrative expenses, non-R&D employee related costs, including salaries and other benefits, for corporate and shared employees, and other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, human resources, facilities, and other corporate and infrastructural services. These allocated costs are recorded primarily in R&D, and general and administrative (“G&A”) expenses in the Statements of Operations and Comprehensive Loss.

The Company believes the assumptions and allocations underlying the Financial Statements are reasonable and appropriate under the circumstances.

Going Concern

Since inception, the Company has incurred significant net losses. The Company incurred net losses of $61.5 million and $66.2 million for the six months ended June 30, 2021 and 2020, respectively.  The Company has not been capitalized with sufficient funding to conduct its operations.  Since the Company has no available cash or credit facilities, the Company is dependent upon Amicus and its affiliates to provide services and funding to support the operations of the Company until, at least, such time as external financing is obtained.  The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its gene therapy portfolio.

The Company will need additional financing to fund its ongoing activities.  The Company may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.  The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, or at all.  If the Company is unable to raise capital when needed or on attractive terms, the Company could be forced to delay, reduce or eliminate certain of the Company’s research and development programs.  There can be no assurances that other sources of financing would be available or that Amicus will continue to financially support the Company’s operations. Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. The Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from the outcome of the uncertainties discussed above.

The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing as discussed above; (ii) the success of its research and development programs; (iii) the development of competitive therapies by other biotechnology and pharmaceutical companies; (iv) the Company’s ability to manage growth of the organization; (v) the Company’s ability to protect its proprietary technology; and ultimately (vi) regulatory approval and market acceptance of the Company’s product candidates.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Additionally, the Company assessed the impact the COVID-19 pandemic has had on its operations and financial results as of June 30, 2021. The Company’s analysis was informed by the facts and circumstances as they were known to the Company. This assessment considered the impact COVID-19 may have on financial estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses. Based on this assessment, the Company’s operations have not been significantly impacted. However, the Company’s results of operations in future periods may be negatively impacted by unknown future impacts from COVID-19.

Contingent Consideration Payable

Contingent consideration payments in asset acquisitions are recognized when the contingency is resolved and the consideration is paid or becomes payable. This does not apply in circumstances when the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the basis in the asset acquired. Upon recognition of the contingent consideration payments, the amount is included in the cost of the acquired asset or group of assets. Contingent consideration in business combinations is initially recorded at fair value and remeasured each reporting period.  The contingent consideration recorded in the Company’s financial statements is from a prior business combination by Amicus, certain operations of which are part of the Company. The Company determines the fair value of contingent acquisition consideration payable on the acquisition date using a probability-based income approach utilizing an appropriate discount rate. The contingent consideration payable is shown as a long-term liability on the Company’s Balance Sheets. The fair value of the contingent consideration payable is determined each period end and the resulting change is recorded in the Statements of Operations and Comprehensive Loss.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the respective assets, which range from three to five years, or the lesser of the related initial term of the lease or useful life for leasehold improvements.

The initial cost of property and equipment consists of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to income in the period in which the costs are incurred. Major replacements, improvements, and additions are capitalized in accordance with Company policy.

Leases

The Company’s leases are for office space. The leases have varying terms, some of which could include options to renew, extend, and terminate the lease. The Company determines if an arrangement is a lease at contract inception. Operating leases are included in right-of-use (“ROU”) assets and lease liabilities on the Balance Sheets.

ROU assets represent the Company’s right to control the use of an explicitly or implicitly identified asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses Amicus’ incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lease payments included in the measurement of the lease liability are comprised of fixed payments. Variable lease payments are excluded from the ROU asset and lease liability and are recognized in the period in which the obligation for those payments is incurred. Variable lease payments are presented in the Statements of Operations and Comprehensive Loss in the same line item as expenses arising from fixed lease payments for operating leases. The Company has leases that include lease and non-lease components, which the Company accounts for as a single lease component for all underlying asset categories. The Company presents the net operating lease activity within other non-current assets and liabilities within the Statements of Cash Flows.

The lease terms for the Company’s leases include the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Leases with an initial term of 12 months or less are not recorded on the Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to underlying asset categories.

Share-based Compensation

The Company recognizes share-based compensation expense for grants under Amicus’ equity plan to employees.  At June 30, 2021, Amicus had one equity-based employee compensation plan, which is described more fully in “– Note 3. Share-Based Compensation.”

 The Company applies the fair value method of measuring share-based compensation, which requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Risks and Uncertainties

The Company relies, and expects to continue to rely, on a small number of vendors to provide services, supplies and materials related to its research and development programs. These research and development programs could be adversely affected by a significant interruption in these services or the availability of materials.

Recent Accounting Developments

The Company has evaluated recent accounting pronouncements and believes that none of them will have a material effect on the Company’s Financial Statements or related disclosures.

3.	Share-Based Compensation

Amicus’ Amended and Restated 2007 Equity Incentive Plan (the “Plan”) provides for the granting of restricted stock units and stock options to purchase common stock in Amicus to employees, directors, advisors, and consultants at a price to be determined by Amicus’ Board of Directors. The Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of Amicus’ business. Under the provisions of the Plan, no stock option will have a term in excess of 10 years. The Board of Directors of Amicus, or its committee, is responsible for determining the individuals to be granted stock options, the number of stock options each individual will receive, the stock option price per share, and the exercise period of each stock option. Options granted pursuant to the Plan generally vest 25% on the first-year anniversary date of grant and the remainder ratably on a monthly basis over the next three years thereafter and may be exercised in whole or in part for 100% of the shares vested at any time after the date of grant.

Restricted stock units awarded under the Plan are generally subject to graded vesting and are contingent on an employee’s continued service. RSUs are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions.  The cost of the RSUs is expensed, which is determined to be the fair market value of the shares of common stock underlying the RSUs at the date of grant, ratably over the period during which the vesting restrictions lapse.

The Black-Scholes option pricing model is used when estimating the grant date fair value for stock-based awards. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was based on the historical volatility of Amicus. The average expected life is determined using actual historical data. The risk-free interest rate is based on U.S. Treasury, zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

The fair value of the stock options granted is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended June 30, 2021	Six months ended June 30, 2020
Expected stock price volatility	66.4%	75.2%
Risk-free interest rate	0.5%	1.6%
Expected life of stock options (years)	5.4	5.7
Expected annual dividend per share	$—	$—

For the six months ended June 30, 2021 and 2020, the share-based compensation expense allocated to the Company was $10.4 million and $6.8 million, respectively.  The following table summarizes information related to share-based compensation expense recognized in the Statements of Operations and Comprehensive Loss related to the equity awards:

(In thousands)	Six months ended June 30, 2021	Six months ended June 30, 2020
Share-based compensation expense recognized in:
Research and development expense	$3,305	$2,894
General and administrative expense	7,129	3,862
Total share-based compensation expense	$10,434	$6,756

4.	Asset and Liabilities Measured at Fair Value

The Company’s financial assets and liabilities are measured at fair value and classified within the fair value hierarchy which is defined as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly.
●	Level 3 — Inputs that are unobservable for the asset or liability.

As of June 30, 2021 and December 31, 2020, the Company did not have any Level 1, 2 or 3 assets, nor Level 1 or 2 liabilities. The Level 3 liabilities are identified in the following table:

(In thousands)	June 30, 2021	December 31, 2020
Contingent consideration payable	$1,403	$724

The contingent consideration payable resulted from a prior business combination by Amicus. The most recent valuation was determined using a probability weighted discounted cash flow valuation approach. Gains and losses are included in the Statements of Operations and Comprehensive Loss.  The contingent consideration payable has been classified as a Level 3 recurring liability as its valuation requires substantial judgment and estimation of factors that are not currently observable in the market. If different assumptions were used for the various inputs to the valuation approach, the estimated fair value could be significantly higher or lower than the fair value the Company determined.

The following significant unobservable inputs were used in the valuation of the contingent consideration payable as of June 30, 2021:

Valuation Technique	Unobservable Input	Range
Probability weighted discount cash flow	Discount rate	7.5%
	Probability of achievement of milestones	2.5% - 5.0%
	Projected year of payments	2023 - 2028

Contingent consideration liabilities are remeasured to fair value each reporting period using discount rates, probabilities of payment, and projected payment dates. Projected contingent payment amounts related to clinical and regulatory based milestones are discounted back to the current period using a discounted cash flow model. Increases in discount rates and the time to payment may result in lower fair value measurements. Increases or decreases in any of those inputs together, or in isolation, may result in a significantly lower or higher fair value measurement. There is no assurance that any of the conditions for the milestone payments will be met.

The following table shows the change in the balance of contingent consideration payable for the six months ended June 30, 2021 and 2020, respectively:

(In thousands)	Six months ended June 30, 2021	Six months ended June 30, 2020
Balance, beginning of the period	$724	$607
Changes in fair value during the period, included in the Statements of Operations and Comprehensive Loss	679	47
Balance, end of the period	$1,403	$654

5.	Related Party Transactions and Shared Service Costs

Transactions entered into between the Company and Amicus have been included within the Financial Statements and are considered related party transactions and have been adjusted to Equity within the Balance Sheet and Statements of Cash Flows as they represent an investment to the Company. The components of the net transfers from Amicus as of June 30, 2021 and 2020 are as follows:

(In thousands)	Six months ended June 30, 2021	Six months ended June 30, 2020
Corporate allocations
Research and development	$10,376	$12,259
Selling, general and administrative	16,611	13,269
Accounts payable and general financing activities	34,677	40,226
Net increase in contributions from member	$61,664	$65,754

6.	Earnings Per Share

The Company has one class of common membership units. The units have no par value and have identical rights, obligations and privileges. Income and losses are allocated to all members based upon their respective percentage of units held. The Company had 100 common units authorized, issued, and outstanding upon creation. Earnings per share data has presented retrospectively, assuming the Company’s shares have been outstanding for the entire period.

7.	Subsequent Events

The Company evaluated subsequent events through October 29, 2021, the date on which these Financial Statements were available to be issued, to ensure that these Financial Statements include appropriate disclosure of events both recognized in the Financial Statements as of June 30, 2021 and events which occurred subsequently but were not recognized in the Financial Statements.

ANNEXES

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

DATED

SEPTEMBER 29, 2021

BY AND AMONG

ARYA SCIENCES ACQUISITION CORP IV,

AMICUS THERAPEUTICS, INC.,

AMICUS GT HOLDINGS, LLC

AND

CARITAS THERAPEUTICS, LLC

A-i

(cont’d)

A-ii

(cont’d)

Page

6.13	Post-Closing Incentive Equity Plan; Post-Closing Employee Stock Purchase Plan	A-87
6.14	Pre-Closing Reorganization; Excluded Assets and Liabilities	A-88
6.15	Limitation on Assignment of Contributed Business Assets; Third-Party Consents	A-90
6.16	Misallocated Assets	A-92
6.17	Shared Contracts	A-92
6.18	Restrictive Covenants	A-93
6.19	Related Party Transactions	A-96
6.20	Insurance Coverage	A-96
6.21	Lien Releases	A-97
6.22	Litigation Support	A-97
6.23	Cooperation Regarding Financial Statements and Related Information	A-98
6.24	Transition Committee	A-99
6.25	Intellectual Property License	A-99
6.26	Philadelphia Facility Sublease	A-100
6.27	Co-Development and Commercialization Agreement	A-100

Article VII EMPLOYEE MATTER COVENANTS		A-100

7.1	Employee Matters Covenant.	A-100
7.2	No Third-Party Beneficiaries	A-103

Article VIII CONDITIONS TO CLOSING		A-104

8.1	Conditions to the Obligations of the Parties	A-104
8.2	Conditions to Obligations of ARYA	A-104
8.3	Conditions to Obligations of the Amber Entities	A-106
8.4	Frustration of Closing Conditions	A-107

Article IX TERMINATION		A-107

9.1	Termination	A-107
9.2	Effect of Termination	A-108

Article X INDEMNIFICATION		A-108

10.1	Survival	A-108
10.2	Indemnification by Amber GT Parent and Amber GT	A-109
10.3	Indemnification by ARYA	A-109
10.4	Indemnification Procedures	A-110
10.5	Exclusive Remedy	A-112
10.6	Additional Indemnification Provisions	A-112
10.7	Limitation of Liability	A-113
10.8	Manner of Payments	A-113

A-iii

(cont’d)

Page

Article XI MISCELLANEOUS		A-113

11.1	Notices	A-113
11.2	Amendments; Waivers	A-115
11.3	Arm’s-Length Bargaining; No Presumption against Drafter	A-115
11.4	Publicity	A-116
11.5	Expenses	A-117
11.6	No Assignment or Delegation	A-117
11.7	Governing Law	A-117
11.8	Counterparts; Electronic Signatures	A-117
11.9	Knowledge of Amber GT Parent; Knowledge of ARYA	A-118
11.10	Entire Agreement	A-118
11.11	Exhibits and Schedules	A-118
11.12	Severability	A-118
11.13	Construction; Interpretation	A-119
11.14	Third-Party Beneficiaries	A-119
11.15	Trust Account Waiver	A-120
11.16	Submission to Jurisdiction	A-120
11.17	Remedies	A-121
11.18	Waiver of Jury Trial	A-121
11.19	Non-Recourse	A-122

Annexes & Exhibits

Exhibit A	-	Form of PIPE Subscription Agreement
Exhibit B	-	Form of A&R Company LLC Agreement
Exhibit C	-	Form of Tax Receivables Agreement
Exhibit D	-	Form of Director Nomination Agreement
Exhibit E	-	Form of Co-Development and Commercialization Agreement
Exhibit F	-	Form of Transition Services Agreement
Exhibit G	-	Form of ARYA Post-Closing Certificate of Incorporation
Exhibit H	-	Form of ARYA Post-Closing Bylaws
Exhibit I-1	-	Form of Post-Closing Incentive Equity Plan
Exhibit I-2	-	Form of Post-Closing Employee Stock Purchase Plan

Annex A	-	PIPE Investors

A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (the “Agreement”), dated as of September 29, 2021 (the “Effective Date”), is made by and among ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company, Amicus, Inc. a Delaware corporation (“Amber GT Parent”), Amicus GT Holdings, LLC, a Delaware limited liability company (“Amber GT”), and Caritas Therapeutics, LLC, a Delaware limited liability company (the “Company”). ARYA, Amber GT Parent, Amber GT and the Company shall be referred to herein from time to time collectively as the “Parties” or individually as a “Party.”

W I T N E S E T H:

A.           WHEREAS, ARYA is a blank check company incorporated as a Cayman Islands exempted company on August 24, 2020, and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

B.            WHEREAS, pursuant to the Governing Documents of ARYA, ARYA is required to provide an opportunity for its shareholders to have their outstanding ARYA Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the ARYA Shareholder Approval;

C.            WHEREAS, as of the date of this Agreement, ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “ARYA Sponsor”), and the Other Class B Shareholders collectively own 3,737,500 ARYA Class B Shares;

D.            WHEREAS, (a) Amber GT is a direct and wholly owned Subsidiary of Amber GT Parent formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Additional Agreements and, from and after the Closing, holding Equity Securities in the Company and ARYA and (b) the Company is, as of the date hereof, a direct and wholly owned Subsidiary of Amber GT formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Additional Agreements and, from and after the Closing, operating the Business;

E.            WHEREAS, concurrently with the execution of this Agreement, the ARYA Sponsor, the Other Class B Shareholders, ARYA and Amber GT are entering into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the ARYA Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby, (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection with respect to the ARYA Class B Shares held by him, her or it (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise) and (c) subject to, and conditioned upon the occurrence of and effective as of, the Closing terminate certain existing agreements or arrangements, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

F.            WHEREAS, prior to the Closing, Amber GT Parent shall cause the Pre-Closing Reorganization to occur on the terms and subject to the conditions set forth in this Agreement;

G.            WHEREAS, on the Closing Date, prior to the Closing, ARYA shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (2021 Revision) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

H.            WHEREAS, concurrently with the execution of this Agreement, each of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands exempted company (the “Perceptive PIPE Investor”) and each of the investors set forth on Annex A hereto (collectively with the Perceptive PIPE Investor, the “PIPE Investors”) are entering into a Subscription Agreement, substantially in the form attached hereto as Exhibit A (collectively, the “PIPE Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and ARYA has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately prior to the Closing, the number of ARYA Class A Shares set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the equity financing under all PIPE Subscription Agreements, collectively, the “PIPE Investment”), in each case, on the terms and subject to the conditions set forth therein;

I.            WHEREAS, at the Closing, (a) ARYA shall contribute the Closing Date Contribution Amount to the Company and, in exchange therefor, the Company shall issue to ARYA the number of Company Units determined pursuant to this Agreement, (b) Amber GT Parent shall contribute, or cause to be contributed, the Amber GT Parent Contribution Amount and, in exchange therefor, the Company shall issue to Amber GT the number of Company Units determined pursuant to this Agreement with respect thereto, and (c) in connection with the contribution and issuance described above, (i) ARYA shall issue to Amber GT the number of shares of ARYA Class B Shares determined pursuant to this Agreement, (ii) Amber GT, Amber GT Parent, ARYA and the Company shall enter into the Amended and Restated Limited Liability Company Agreement of the Company, substantially in the form attached hereto as Exhibit B (the “A&R Company LLC Agreement”), to, among other things, (A) recapitalize the authorized Equity Securities of the Company such that, from and after the Closing, the authorized classes of Equity Securities of the Company will consist of Company Units, with the applicable, rights, preferences and obligations set forth in the A&R Company LLC Agreement, and (B) appoint the individuals that are members of the ARYA Board immediately after the Closing to the board of managers of the Company and (iii) the Existing Company LLC Interests held by Amber GT (which, for the avoidance of doubt, constitute as of the date hereof, and will constitute at all times prior to the Closing, all of the issued and outstanding Equity Securities of the Company) shall be reclassified into the number of Company Units determined pursuant to this Agreement, in the case of each of clause (a), (b) and (c), on the terms and subject to the conditions set forth in this Agreement;

J.            WHEREAS, concurrently with the execution of this Agreement, each of ARYA, the Company, the Perceptive PIPE Investor, the ARYA Sponsor, the Other Class B Shareholders and Amber GT Parent are each entering into the Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the Perceptive PIPE Investor, the ARYA Sponsor, Amber GT and the Other Class B Shareholders will each, subject to, and conditioned upon the occurrence of, the Closing, (a) agree not to effect any sale or distribution of any Equity Securities of ARYA and, in the case of Amber GT, the Company held by any of them during the lock-up period described therein and (b) will be granted certain registration rights with respect to their respective ARYA Shares, in each case, on the terms and subject to the conditions set forth therein;

K.            WHEREAS, at the Closing, Amber GT, the Company and ARYA will enter into the Tax Receivable Agreement, substantially in the form attached hereto as Exhibit C (the “Tax Receivable Agreement”);

L.            WHEREAS, at the Closing, ARYA, ARYA Sponsor and Amber GT Parent will enter into a director nomination agreement, substantially in the form attached hereto as Exhibit D (the “Director Nomination Agreement”), pursuant to which, among other things, each of Amber GT Parent and the ARYA Sponsor will have the right to nominate individuals to the director seats held by the Amber GT Parent Designees or the ARYA Sponsor Designees, as applicable, in each case, on the terms and subject to the conditions therein;

M.            WHEREAS, the board of directors of ARYA (the “ARYA Board”) has (a) approved this Agreement, the Additional Agreements to which ARYA is or will be a party and the transactions contemplated hereby and thereby (including the Domestication) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication) by the holders of ARYA Shares entitled to vote thereon; and

N.            WHEREAS, (a) the board of directors of Amber GT Parent has approved this Agreement, the Additional Agreements to which it is or will be a party and the transactions contemplated hereby and thereby (including the Pre-Closing Reorganization), (b) the board of directors of Amber GT has approved this Agreement, the Additional Agreements to which Amber GT is or will be a party and the transactions contemplated hereby and thereby (including the Pre-Closing Reorganization) and (c) Amber GT, as the sole member of the Company, has approved this Agreement, the Additional Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Pre-Closing Reorganization) (the “Company Sole Member Consent”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties accordingly agree as follows:

Article I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1           “A&R Company LLC Agreement” has the meaning set forth in the recitals.

1.2           “Action” means any lawsuit, litigation, action, inquiry, audit, examination or investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) by or before or otherwise involving any Authority.

1.3           “Additional Agreements” means the Transition Services Agreement, the Co-Development and Commercialization Agreement, the A&R Company LLC Agreement, the Tax Receivable Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement, the PIPE Subscription Agreements, the Director Nomination Agreement, the Philadelphia Facility Sublease and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

1.4           “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. Notwithstanding the foregoing or anything to the contrary herein, (a) for the avoidance of doubt, (i) prior to the Closing, each Business Entity shall be deemed to be an Affiliate of each of Amber GT Parent and Amber GT and (ii) from and after the Closing, each Business Entity shall be deemed to be an Affiliate of ARYA (and, for the avoidance of doubt, not an Affiliate of Amber GT Parent or Amber GT), and (b) the Affiliates of the ARYA Sponsor shall be deemed to include Perceptive Advisors LLC, a Delaware limited liability company, and its Affiliates.

1.5           “Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds received (or deemed received) by ARYA (or one or more of its designees) in respect of the PIPE Investment (whether prior to or on the Closing Date and without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds). For the avoidance of doubt, any cash proceeds received (or deemed received) by ARYA in respect of any amounts funded under a PIPE Subscription Agreement prior to the Closing Date shall constitute, and be taken into account for purposes of determining, the Aggregate Closing PIPE Proceeds.

1.6           “Aggregate Closing Transaction Proceeds” means an amount equal to (a) the amount of cash in the Trust Account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to any ARYA Share Redemptions and the payment of the Deferred Underwriting Commission payable to Goldman Sachs & Co. LLC and Jefferies LLC), minus (b) the aggregate amount of cash required to fund ARYA Share Redemptions from the Trust Account, plus (c) the Aggregate Closing PIPE Proceeds, plus (d) the aggregate cash proceeds received (or deemed received) by the Company in respect of Amber GT Parent Contribution.

1.7           “Agreed Designee” has the meaning set forth in Section 6.11(b).

1.8           “Agreement” has the meaning set forth in the preamble.

1.9           “Amber Biologics” has the meaning set forth in Section 2.1(a).

1.10         “Amber Confidential Information” has the meaning set forth in Section 6.5(j).

1.11         “Amber Disclosure Schedules” means the disclosure schedules to this Agreement delivered to ARYA by the Amber Entities on the date of this Agreement.

1.12         “Amber Entities” means, collectively, Amber GT Parent, Amber GT and, prior to the Closing, the Company.

1.13         “Amber Entity Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to ARYA pursuant to the terms this Agreement or any Additional Agreement) by any Amber Entity in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of its covenants or agreements in this Agreement or any Additional Agreements or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Amber Entity or any of its Affiliates and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Amber Entity pursuant to this Agreement or any Additional Agreement.

1.14         “Amber Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Existence and Power), Section 3.2 (Authorization), Section 3.4 (Finders’ Fees), Section 4.1 (Existence and Power), Section 4.2 (Capitalization), Section 4.5 (Business Activities), Section 4.7 (Absence of Certain Changes), Section 4.8(a) and Section 4.8(c) (Tangible Personal Property; Sufficiency and Title to Assets) and Section 4.13(b) (Intellectual Property).

1.15         “Amber GT” has the meaning set forth in the preamble.

1.16         “Amber GT Parent” has the meaning set forth in the preamble.

1.17         “Amber GT Parent Contribution Amount” means an amount in cash equal to $50,000,000.

1.18         “Amber GT Parent Contribution Equity Amount” means a number of Company Units or ARYA Class B Shares, as applicable, equal to (a) the Amber GT Parent Contribution Amount, divided by (b) $10.00.

1.19         “Amber GT Parent Designee” has the meaning set forth in Section 6.11(b).

1.20         “Amber Indemnified Parties” has the meaning set forth in Section 10.3(a).

1.21            “Amber Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the results of operations, assets, Liabilities or condition (financial or otherwise) of the Business, or (b) the ability of any Amber Entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an Amber Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Business operates, (v) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships of the Business, contractual or otherwise, with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 3.3(a) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 8.2(b) to the extent it relates to such representations and warranties), (vi) any failure by the Business to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (iv) or (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or (vii) may be taken into account in determining whether an Amber Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Business relative to other participants operating in the industries or markets in which the Business operates.

1.22         “Amber Related Party” has the meaning set forth in Section 4.21.

1.23         “Amber Related Party Transactions” has the meaning set forth in Section 4.21.

1.24         “Anti-Corruption Laws” has the meaning set forth in Section 4.22.

1.25         “ARYA” means (a) prior to the consummation of the Domestication, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company, and (b) from and after the consummation of the Domestication, ARYA as domesticated in Delaware, and anticipated to be named “Caritas Therapeutics, Inc.,” a Delaware corporation. Any reference to ARYA in this Agreement or any Additional Agreement shall be deemed to refer to clause (a) or (b), as the context so requires.

1.26         “ARYA Acquisition Proposal” means any transaction or series of related transactions constituting a “Business Combination” (as defined in ARYA’s Governing Documents as in effect as of the date hereof). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby shall constitute an ARYA Acquisition Proposal.

1.27         “ARYA Board” has the meaning set forth in the recitals.

1.28          “ARYA Board Recommendation” has the meaning set forth in Section 6.7.

1.29          “ARYA Class A Shares” means (a) prior to the consummation of the Domestication, ARYA’s Class A ordinary shares and (b) from and after the consummation of the Domestication, shares of Class A common stock, par value $0.0001 per share, of ARYA as contemplated pursuant to the ARYA Post-Closing Certificate of Incorporation. Any reference to the ARYA Class A Shares or the ARYA Shares in this Agreement or any Additional Agreement shall be deemed to refer to clause (a) or clause (b) of this definition, as the context so requires.

1.30         “ARYA Class B Shares” means (a) prior to the consummation of the Domestication, ARYA’s Class B ordinary shares and (b) from and after the consummation of the Domestication, shares of Class B common stock, par value $0.0001 per share, of ARYA as contemplated pursuant to the ARYA Post-Closing Certificate of Incorporation. Any reference to the ARYA Class B Shares or the ARYA Shares in this Agreement or any Additional Agreement shall be deemed to refer to clause (a) or clause (b) of this definition, as the context so requires.

1.31         “ARYA D&O Persons” has the meaning set forth in Section 6.10(a).

1.32         “ARYA Designee” has the meaning set forth in Section 6.11(b).

1.33         “ARYA Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Amber Entities by ARYA on the date of this Agreement.

1.34         “ARYA Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to an Amber Entity pursuant to the terms of this Agreement or any Additional Agreement) by ARYA in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreement, the performance of its covenants or agreements in this Agreement or any Additional Agreement or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of ARYA and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to ARYA pursuant to this Agreement or any Additional Agreement. Notwithstanding the foregoing or anything to the contrary herein, ARYA Expenses shall not include any Amber Entity Expenses.

1.35         “ARYA Financial Statements” has the meaning set forth in Section 5.9(b).

1.36         “ARYA Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Existence and Power), Section 5.2 (Authority), Section 5.5 (Finders’ Fees) and Section 5.6 (Capitalization).

1.37         “ARYA Indemnified Parties” has the meaning set forth in Section 10.2.

1.38         “ARYA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of ARYA to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. Notwithstanding the foregoing or anything to the contrary herein, (a) in no event shall (i) any change, event, effect or occurrence to the extent relating to any of the Amber Entities, the Business Entities or the Business, (ii) any ARYA Share Redemption, in and of itself, or (iii) any breach of any covenants, agreements or obligations of a PIPE Investor under a PIPE Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required), in and of itself, constitute an ARYA Material Adverse Effect and (b) no change, event, effect or occurrence that is generally applicable to “SPACs” shall be taken into account in determining whether an ARYA Material Adverse Effect has occurred or is reasonably likely to occur, except to the extent any such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on ARYA relative to other similarly situated “SPACs”.

1.39         “ARYA Post-Closing Bylaws” has the meaning set forth in Section 2.1(b).

1.40         “ARYA Post-Closing Certificate of Incorporation” has the meaning set forth in Section 2.1(b).

1.41         “ARYA Related Party” has the meaning set forth in Section 5.17.

1.42         “ARYA Related Party Transactions” has the meaning set forth in Section 5.17.

1.43         “ARYA SEC Documents” has the meaning set forth in Section 5.9(a).

1.44         “ARYA Share Redemption” means the election of an eligible holder of ARYA Class A Shares (as determined in accordance with ARYA’s Governing Documents and the Investment Management Trust Agreement) to redeem all or a portion of such holder’s ARYA Class A Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the cash in the Trust Account (as determined in accordance with ARYA’s Governing Documents and the Investment Management Trust Agreement) in connection with the transactions contemplated by this Agreement and the Additional Agreements.

1.45         “ARYA Shareholder Approval” means, collectively, the Required ARYA Shareholder Approval and the Other ARYA Shareholder Approval.

1.46         “ARYA Shareholders Meeting” has the meaning set forth in Section 6.7.

1.47         “ARYA Shares” means, collectively, the ARYA Class A Shares and the ARYA Class B Shares.

1.48         “ARYA Sponsor” has the meaning set forth in the recitals.

1.49         “ARYA Sponsor Consent” means the consent of the ARYA Sponsor with respect to the entry by ARYA into this Agreement, as required pursuant to that certain letter agreement, dated February 25, 2021, by and among ARYA, the ARYA Sponsor and the other Persons party thereto.

1.50         “Assumed Business Liabilities” means, subject to Section 6.14(c) and subject to, and without limitation of, any covenants, agreements or obligations of Amber GT Parent or any of its Affiliates under any Additional Agreement, all of the following Liabilities:

(a)            all Post-Closing Taxes;

(b)            all Liabilities under, or otherwise to the extent related to or arising out of, the Contributed Business Contracts after the Closing (including, for the avoidance of doubt, all Liabilities specifically allocated to ARYA pursuant to Section 6.17), except for any such Liabilities to the extent related to or arising out of any breach or other violation of any Contributed Business Contract prior to the Closing;

(c)            (i) except for any Liabilities retained by Amber GT Parent or any of its Affiliates pursuant to Article VII, all Liabilities related to or arising out of the employment of any Transferred Employees by the Company or its Affiliates after the Closing and (ii) all other Liabilities related to Transferred Employees specifically assumed by ARYA or any of its Affiliates pursuant to Article VII;

(d)            all Liabilities to the extent related to or arising out of the matters listed on Section 1.50 of the Amber Disclosure Schedules; and

(e)            all other Liabilities that are not the subject of clause (a) through clause (d) of this Section 1.50 to the extent related to or arising out of the conduct of the Business or the operation of the Contributed Business Assets, in each case, by ARYA or its Affiliates after the Closing.

1.51         “Authority” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).

1.52         “Books and Records” has the meaning set forth in Section 1.92(f).

1.53         “Business” means the business of investigating, manufacturing, researching, developing, testing, seeking, applying for, obtaining and maintaining Regulatory Permits, commercializing, selling and marketing products, product candidates, platforms or services arising out of the Gene Therapy Portfolio (including the Gene Therapy Products). Unless the context requires otherwise or as expressly set forth herein, any reference to the Business in this Agreement or any Additional Agreement shall be deemed to refer to the Business as conducted or operated by the Amber Entities and their Affiliates (prior to the Closing) or the Business as conducted or operated by the Business Entities and their Affiliates (after the Closing), as applicable.

1.54         “Business Acquisition Proposal” means: (a) any direct or indirect acquisition or similar transaction, in one or a series of transactions, (i) of or with any of the Business Entities or of all or a material portion of the Equity Securities, either individually or in the aggregate, of any of the Business Entities or (ii) of all or a material portion of the assets, properties or rights related to or arising out of the Business or any material assets, properties or rights, either individually or in the aggregate, related to or arising out of the Business (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, sale, transfer or license of assets, properties or rights, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any equity or similar investment in any of the Business Entities. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby shall constitute a Business Acquisition Proposal.

1.55         “Business Combination” has the meaning set forth in Section 1.26.

1.56         “Business Combination Proposal” has the meaning set forth in Section 6.7.

1.57         “Business Confidential Information” has the meaning set forth in Section 6.5(i).

1.58         “Business Contractor” means any individual natural Person independent contractor or agency worker of the Amber Entities or any Affiliate of the Amber Entities who is primarily dedicated to the Business.

1.59         “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

1.60         “Business Employee” means each individual who is employed by the Amber Entities or any of their Affiliates and who either (a) is set forth on Section 1.60 of the Amber Disclosure Schedules, or (b) has been reasonably and in good faith determined by Amber GT Parent to be necessary to the operation of the Business prior to the Closing Date; provided, that, in the case of clause (b), and without otherwise limiting or affecting the obligations (or the standard of determination) of Amber GT Parent in clause (b), Amber GT Parent shall: (x) provide prior written notice to ARYA of any such proposed determination, including the identity of each such individual, (y) provide ARYA a reasonable opportunity to comment and consult on such proposed determination, and (z) consider in good faith and take into account the comments and view of ARYA with respect to each such individual prior to making any such determination.

1.61         “Business Employees List” has the meaning set forth in Section 4.15(a).

1.62         “Business Entities” means, collectively, the Company and the Other Business Entities.

1.63         “Business Insurance Policies” has the meaning set forth in Section 4.20.

1.64         “Business Permits” has the meaning set forth in Section 4.11.

1.65         “Business Product” means each existing platform, program or product candidate that has been or is being researched, tested, developed, manufactured or commercialized by or on behalf of the Business, including all Gene Therapy Products set forth on Section 1.65 of the Amber Disclosure Schedules.

1.66         “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any regulations or administrative or other guidance published with respect thereto by any Authority.

1.67         “CBA” means any collective bargaining agreement or other Contract with any labor union or labor organization.

1.68         “Celenex” has the meaning set forth in Section 2.1(a).

1.69         “Change of Control Payment” means any success, change of control, retention, transaction bonus or other similar payment or amount that (a) is payable to or may become payable to any Business Employee or Business Contractor (in each case, regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Additional Agreement) and (b) with respect to which, following the Closing, any Business Entity or any Affiliate thereof has or may have any Liability (without, for the avoidance of doubt, taking into account any indemnities (or similar arrangements) hereunder or under any Additional Agreements).

1.70         “Change of Control Transaction” means any transaction or series of related transactions that results, directly or indirectly, in the shareholders of a Person as of immediately prior to such transaction(s) holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

1.71         “Closing” has the meaning set forth in Section 2.2.

1.72         “Closing Company Financial Statements” has the meaning set forth in Section 4.4(b).

1.73         “Closing Date” has the meaning set forth in Section 2.2.

1.74         “Closing Date Contribution Amount” means an amount equal to (a) the amount of cash in the Trust Account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the ARYA Share Redemptions and the payment of the Deferred Underwriting Commission payable to Goldman Sachs & Co. LLC and Jefferies LLC), less (b) the aggregate amount of cash required to fund ARYA Share Redemptions from the Trust Account and the Deferred Underwriting Commission payable to Goldman Sachs & Co. LLC and Jefferies LLC, plus (c) the Aggregate Closing PIPE Proceeds.

1.75         “Closing Filing” has the meaning set forth in Section 11.4(b).

1.76         “Closing Press Release” has the meaning set forth in Section 11.4(b).

1.77         “Co-Development and Commercialization Agreement” means the Co-Development and Commercialization Agreement, substantially in the form attached as Exhibit E hereto and with such modifications, amendments or supplements as may be mutually agreed to in writing by each of ARYA and Amber GT Parent, to be entered into by Amber GT Parent, Amber GT and certain of their Affiliates identified therein, on the one hand, and ARYA, the Company and certain of their Affiliates identified therein, on the other hand, at the Closing.

1.78         “Code” means the Internal Revenue Code of 1986.

1.79         “Commingled Books and Records” has the meaning set forth in Section 6.5(e).

1.80         “Commingled Employee Records” has the meaning set forth in Section 6.5(f).

1.81         “Company” has the meaning set forth in the preamble.

1.82         “Company 401(k) Plan” has the meaning set forth in Section 7.1(d).

1.83         “Company Sole Member Consent” has the meaning set forth in the recitals.

1.84         “Company Units” means the “Common Units” of the Company (as defined in the A&R Company LLC Agreement).

1.85         “Competing Business” means, (i) with respect to Amber GT Parent and its Affiliates, a business that competes directly or indirectly with the Restricted Business and (ii) with respect to ARYA and its Affiliates, a business that competes directly or indirectly with the Retained Business.

1.86         “Computer Systems” means the computer hardware, Software, systems and information technology infrastructure (including telecommunications) controlled, owned, licensed or leased by the Amber Entities or their Affiliates.

1.87         “Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of July 19, 2021, by and between Amber GT Parent and ARYA.

1.88         “Confidentiality Period” has the meaning set forth in Section 6.5(i).

1.89         “Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, an Authority or other Person.

1.90         “Contracts” means all legally-binding contracts, agreements, notes, indentures, leases, licenses and sublicenses, commitments, undertakings or other arrangements, in each case, whether oral or written, but not including any Employee Benefit Plan (other than any Contracts with respect to a Change of Control Payment).

1.91         “Contributed Books and Records” has the meaning set forth in Section 1.92(f).

1.92         “Contributed Business Assets” means, subject to Section 6.14(b), the following assets, properties, claims and rights (whether tangible, intangible or otherwise and wherever located) of Amber GT Parent or any of its Affiliates:

(a)         all of the following Intellectual Property to the extent owned by Amber GT Parent or any of its Affiliates: (i) all Patents filed prior to the Closing Date that are Related to the Business, including those Patents set forth on Section 1.92(a)(i) of the Amber Disclosure Schedules, together with any extensions, supplemental protection certificates, reexaminations, reissues, renewals, divisionals, continuations, continuations-in-part, revisions and foreign counterparts that claim priority to any of the foregoing or to which any of the foregoing claim priority (the “Contributed Patents”); (ii) all Trademarks that are Related to the Business, including those Trademarks set forth on Section 1.92(a)(ii) of the Amber Disclosure Schedules, including all translations, adaptations, and combinations thereof, and all common law rights, registrations, applications for registration thereof, together with any extensions and renewals thereof, and together with the goodwill associated with any of the foregoing (the “Contributed Trademarks”); (iii) all Copyrights that are Related to the Business, including those Copyrights set forth on Section 1.92(a)(iii) of the Amber Disclosure Schedules (the “Contributed Copyrights”); (iv) all Internet domain name registrations that are Related to the Business, including those Internet domain name registrations set forth on Section 1.92(a)(iv) of the Amber Disclosure Schedules (the “Contributed Domain Names”); (v) all Trade Secrets that are Related to the Business, including those Trade Secrets set forth on Section 1.92(a)(v) of the Amber Disclosure Schedules (the “Contributed Trade Secrets”); and (vi) all other Intellectual Property that is Related to the Business (irrespective of whether within or outside of any of clauses (i) through (v)) (all such Intellectual Property, together with the Contributed Patents, Contributed Trademarks, Contributed Copyrights, Contributed Trade Secrets and Contributed Domain Names, collectively, the “Contributed Business IP”);

(b)         all Regulatory Permits Related to the Business, including the Regulatory Permits set forth on Section 1.92(b) of the Amber Disclosure Schedules (the “Contributed Regulatory Permits”), all other Business Permits and all rights or claims related to or arising under any of the foregoing;

(c)         all Gene Therapy Portfolio Contracts, all other Contracts Related to the Business, including the Contracts set forth on Section 1.92(c) of the Amber Disclosure Schedules (the “Contributed Business Contracts”), and all rights or claims related to or arising under any of the foregoing;

(d)         all machinery, equipment, office equipment and supplies and all other items of tangible personal property (including any furniture, furnishings, fixtures, vehicles, tools, components, laptops, tablets and smartphones) that are Related to the Business or otherwise primarily utilized by a Business Employee;

(e)         the Contributed Real Property;

(f)         subject to Section 6.5(d) and Section 6.5(e), all books and records (financial, laboratory and otherwise), customer and supplier lists, advertising, marketing or other promotional materials, billing records, distribution lists, manuals, safety data, clinical trial (or similar) data and patient data and related programs (including patient support and market research programs and related databases), records, files and documents related to the preparation, filing prosecution, granting, maintenance or defense of any Contributed Business IP, any specifications, data and other documentation constituting or concerning the Business Products (or any “know how” or similar items with respect thereto), and all Business or Business Product complaint files and adverse event files (collectively, the “Books and Records”), in each case, owned, in possession of or controlled by Amber GT Parent or any of its Affiliates and to the extent relating to, held for use with or used in connection with the Business or the other Contributed Business Assets (the “Contributed Books and Records”); provided that (i) the Contributed Books and Records shall not include (A) the Contributed Business Employee Records (the treatment of which is set forth in Section 1.92(g) below), and (B) any Books and Records the transfer of which would be prohibited by applicable Law, and (ii) the Amber Entities may redact any information, documents or materials in Contributed Books and Records to the extent relating to or constituting Excluded Assets or Excluded Liabilities.

(g)         subject to Section 6.5(d) and Section 6.5(f), all employee or personnel files, in each case, owned, in possession of or controlled by Amber GT Parent or any of its Affiliates and to the extent related to any Business Employee (collectively, the “Contributed Business Employee Records”); provided that the Contributed Business Employee Records shall not include any files the transfer of which would be prohibited by applicable Law;

(h)         all inventory, biological drug substances and biological drug products, finished goods, raw materials, works in progress, packaging and labeling materials, supplies and parts Related to the Business;

(i)         all credits, prepaid expenses or assets, deferred charges, securities deposits or other prepaid items Related to the Business;

(j)         the goodwill and other intangible assets Related to the Business;

(k)        all Actions available to or being pursued by Amber GT Parent or any of its Affiliates to the extent related to or arising out of the conduct of the Business or the operation of the other Contributed Business Assets, whether arising by way of counterclaim or otherwise;

(l)         all proceeds received from and after the date hereof under Amber GT Parent’s or any of its Affiliates insurance policies or programs to the extent related to the damage or destruction of any assets, properties or rights prior to the Closing that are, or would have been but for such damage or destruction, included in the other Contributed Business Assets;

(m)       all assets, properties and rights described on Section 1.92(m) of the Amber Disclosure Schedules; and

(n)         without expanding or otherwise modifying any of the assets, properties or rights contemplated by clauses (a) through (n) of this definition, all other assets, properties and rights (including any tangible embodiments of any Contributed Business IP) that are Related to the Business (other than, for the avoidance of doubt, any such other assets, properties or rights that constitute Excluded Assets).

1.93         “Contributed Business Contracts” has the meaning set forth in Section 1.92(c).

1.94         “Contributed Business Employee Records” has the meaning set forth in Section 1.92(g).

1.95         “Contributed Business IP” has the meaning set forth in Section 1.92(a).

1.96         “Contributed Copyrights” has the meaning set forth in Section 1.92(a).

1.97         “Contributed Domain Names” has the meaning set forth in Section 1.92(a).

1.98         “Contributed Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of the Amber Entities or any of their Affiliates set forth on Section 4.17(b) of the Amber Disclosure Schedules.

1.99         “Contributed Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Amber Entities or any of their Affiliates set forth on Section 4.17(a) of the Amber Disclosure Schedules.

1.100       “Contributed Patents” has the meaning set forth in Section 1.92(a).

1.101       “Contributed Real Property” means, collectively, the Contributed Leased Real Property and the Contributed Owned Real Property.

1.102       “Contributed Regulatory Permits” has the meaning set forth in Section 1.92(b).

1.103       “Contributed Trademarks” has the meaning set forth in Section 1.92(a).

1.104       “Contributed Trade Secrets” has the meaning set forth in Section 1.92(a).

1.105       “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

1.106       “Copyrights” has the meaning set forth in Section 1.143.

1.107       “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

1.108       “Data Security Requirements” means the following, in each case to the extent applicable to the conduct of the Business: (a) all Privacy Laws; (b) the rules, policies, and procedures of the Amber Entities and their Affiliates regarding any Personal Information that is accessed, collected, stored, shared, secured, distributed, transferred, destroyed, processed or used by the Amber Entities or any of their Affiliates; (c) industry standards to the extent binding; and (d) Contracts that any of the Amber Entities or any of their Affiliates has entered or by which is otherwise bound regarding any Personal Information accessed, collected, stored, shared, secured, distributed, transferred, destroyed, processed or used by the Amber Entities or their Affiliates.

1.109       “Deferred Underwriting Commission” has the meaning ascribed to such term in the Underwriting Agreement, dated February 25, 2021, by and among ARYA, Goldman Sachs & Co. LLC and Jefferies LLC

1.110       “DGCL” means the Delaware General Corporate Law.

1.111       “Director Nomination Agreement” has the meaning set forth in the recitals.

1.112       “Disabling Code” means computer code or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any Software or hardware or Computer System or to misuse, gain unauthorized access to or misappropriate any business or personal information, including worms, bombs, backdoors, clocks, timers or other disabling device code, or designs or routines that cause Software or information to be erased, inoperable, or otherwise incapable of being used, either automatically, with passage of time or upon command.

1.113       “Domestication” has the meaning set forth in the recitals.

1.114       “Domestication Proposal” has the meaning set forth in Section 6.7.

1.115       “Effective Date” has the meaning set forth in the preamble.

1.116       “Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of the United States Employee Retirement Security Act of 1974 (“ERISA”), whether or not subject to ERISA), each pension, retirement, profit-sharing, savings, health, welfare, post-employment welfare, bonus, incentive, commission, stock option, stock appreciation right, phantom stock, restricted stock unit, performance stock unit, other equity or equity-based, deferred compensation, severance, retention, accident, disability, employment, change of control, deal bonus, stock purchase, restricted stock, separation, consulting, vacation paid time off, fringe benefit and each other benefit or compensatory plan, program, policy, Contract or arrangement, in each case that is sponsored, maintained, contributed or entered into by, or for which there is any liability to, any Amber Entity or any of its Affiliates, in each case, for the benefit of any Business Employee or any Business Contractor.

1.117       “Environmental Laws” means all Laws relating to pollution, public or worker health or safety, the protection of the environment, or the use, storage, handling, release or disposal of, or exposure to any Hazardous Materials.

1.118       “Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation right, phantom stock, restricted stock unit, performance stock unit, restricted stock, profit participation or similar rights) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

1.119       “ERISA” has the meaning set forth in Section 1.116.

1.120       “Exchange Act” means the U.S. Securities Exchange Act of 1934.

1.121       “Excluded Assets” has the meaning set forth in Section 6.14(b).

1.122       “Excluded Liabilities” has the meaning set forth in Section 6.14(c).

1.123       “Existing Company LLC Interests” means the “Common Units” of the Company (as defined in the Existing Company LLCA).

1.124       “Existing Company LLCA” means the Limited Liability Company Agreement of the Company, dated as of September 24, 2021, by and between the Company and Amber GT.

1.125       “FCPA” has the meaning set forth in Section 4.22.

1.126       “FDA” means the U.S. Food and Drug Administration.

1.127       “Financial Statements” has the meaning set forth in Section 4.4(a).

1.128       “FL RE Holdings, LLC” has the meaning set forth in Section 2.1(a).

1.129       “Fraud” means common law fraud under the Laws of the State of Delaware.

1.130       “GAAP” means U.S. generally accepted accounting principles.

1.131       “Gene Therapy” means in vivo gene therapy for the delivery of DNA or RNA for the treatment of a specific disease or condition and all associated signs, symptoms, stages or progression (including precursor conditions), including, in vivo and ex vivo gene therapy via adenoviruses, adeno-associated viruses, lentiviruses and other viral or non-viral vectors, gene editing and other technologies related to inducing breaks in a DNA or RNA sequence, or substituting, replacing, activating or deleting a particular base or set of bases of a DNA or RNA sequence.

1.132       “Gene Therapy Portfolio” means (a) the Intellectual Property assets, properties and rights licensed under, and intangible assets and other assets, properties and rights of any of Amber GT Parent or one or more of its Affiliates related to or arising out of, the Gene Therapy Portfolio Contracts and (b) the Contributed Business IP (including, in respect of the foregoing (a) and (b), for the avoidance of doubt, any platform or product candidates developed under or utilizing any such assets, properties or rights).

1.133       “Gene Therapy Portfolio Contracts” means the Contracts set forth on Section 1.133 of the Amber Disclosure Schedules.

1.134       “Gene Therapy Products” means all products that primarily utilize Gene Therapy.

1.135       “Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or that govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

1.136       “Hazardous Material” means any pollutants, contaminants, or other materials, substances or wastes that are regulated by or for which Liability or standards of conduct may be imposed under any Environmental Law, including oil, petroleum, petroleum-derived substances, radiation and radioactive materials, noise, odors, mold and microbial matter, polychlorinated biphenyls, radon, urea formaldehyde, perfluoroalkyl and polyfluoroalkyl substances, and asbestos or any materials containing asbestos.

1.137       “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

1.138       “Inactive Business Employee” has the meaning set forth in Section 7.1(c).

1.139       “Incentive Equity Plan Proposal” has the meaning set forth in Section 6.7.

1.140       “Indebtedness” means, as of any time, with respect to any Person: (a) all obligations of such Person for borrowed money (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees, costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person for the deferred purchase price of property, assets or services, including “earn-outs” and “seller notes” (other than, for the avoidance of doubt, trade accounts payable incurred in the ordinary course), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all liabilities for capitalized leases, (g) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, (h) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

1.141       “Indemnified Party” has the meaning set forth in Section 10.4(a).

1.142       “Indemnifying Party” has the meaning set forth in Section 10.4(a).

1.143       “Intellectual Property” means (together with all rights in or to) all of the following, anywhere in the world: any (a) trademarks, service marks, trade names, domain names, trade dress, URLs, social media accounts, logos and other source identifiers, including registration thereof or application for registration therefor, together with the goodwill symbolized by any of the foregoing (clause (a), collectively, “Trademarks”), (b) patents, patent applications (including provisional applications) and all improvements thereto, and statutory invention registrations, including all divisionals, continuations, continuations-in-part, renewals, reissues, extensions, certificates of reexamination, utility models and supplementary protection certificates, (clause (b), collectively, “Patents”), (c) trade secrets, know-how, and other confidential, proprietary or sensitive information, including unpatented technology, inventions (whether or not patentable or reduced to practice), data and databases, ideas, processes, methods, techniques, research and development, source code, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, and price and cost information (clause (c), collectively, “Trade Secrets”), (d) formulae, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries), (e) rights in Software, (f) published and unpublished works of authorship, whether copyrightable or not, moral rights and mask works, copyright, copyright registration, application for copyright registration (clause (f), collectively, “Copyrights”), (g) any other type of proprietary intellectual property right, (h) all registrations and applications for registration of any of the foregoing clauses (a) through (g) and (h) all copies and tangible embodiments of any of the foregoing clauses (a) through (g) (in whatever form or medium).

1.144       “Intellectual Property License” has the meaning set forth in Section 6.25(a).

1.145       “Intended Tax Treatment” has the meaning set forth in Section 6.12(c).

1.146       “Intermediate HoldCo” has the meaning set forth in Section 2.1(a).

1.147       “Internal Controls” has the meaning set forth in Section 4.6(a).

1.148       “Investment Company Act” means the Investment Company Act of 1940.

1.149       “Investment Management Trust Agreement” means the investment management trust agreement, dated March 2, 2021, by and between ARYA and the Trustee.

1.150       “Investor Rights Agreement” has the meaning set forth in the recitals.

1.151       “IPO” has the meaning set forth in Section 11.15.

1.152       “JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

1.153       “Latest Balance Sheet” has the meaning set forth in Section 4.4(a).

1.154       “Law” means any federal, national, state, local, foreign, national, multinational or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, Order, rule, code, regulation or other binding directive, guidance issued, promulgated or enforced by an Authority having jurisdiction over a given matter.

1.155       “Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which any of the Amber Entities or any of their Affiliates holds any Contributed Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any of the Amber Entities or their Affiliates thereunder.

1.156       “Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Action or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

1.157       “Licensed Intellectual Property” has the meaning set forth in Section 6.25(d)(i).

1.158       “Lien” means any mortgage, lien, license or sub-license, pledge, charge, security interest or other similar encumbrance or interest of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.159       “Losses” means all losses, costs, interest, Taxes, charges, expenses (including reasonable and out-of-pocket attorneys’ fees), obligations, Liabilities, damages, settlement payments, awards, judgments, fines and penalties.

1.160       “Material Business Contract” has the meaning set forth in Section 4.10(b).

1.161       “Material Supplier” has the meaning set forth in Section 4.24.

1.162       “MiaMed” has the meaning set forth in Section 2.1(a).

1.163       “Nasdaq” means The Nasdaq Capital Market LLC.

1.164       “Nasdaq Proposal” has the meaning set forth in Section 6.7.

1.165       “Net Outstanding ARYA Class A Shares” means a number equal to (a) the sum of (i) the number of ARYA Class A Shares outstanding as of immediately prior to the Closing (and after, for the avoidance of doubt, the consummation of the Domestication and the conversion of ARYA Class B Shares into ARYA Class A Shares as contemplated hereby) and (ii) the number of ARYA Class A Shares to be issued pursuant to the PIPE Subscription Agreements, minus (b) the number of ARYA Class A Shares redeemed and cancelled in connection with the ARYA Share Redemptions.

1.166       “Non-Assignable Assets” has the meaning set forth in Section 6.15(a).

1.167       “Notice of Claim” means a written notice that specifies with reasonable specificity and detail the circumstances (then known) giving rise to the Losses (or potential Losses) that are being claimed by an Indemnified Party (including (a) if applicable, the breach of any Specified Representations or any covenant or agreement set forth in this Agreement, (b) the applicable subsection of Section 10.2 or Section 10.3(a) under which the Indemnified Party is claiming Losses and (c) whether such claim is a Third-Party Claim) and, to the extent then quantifiable, an estimate as to the amount of Losses that are indemnifiable hereunder or reasonably expected to be indemnifiable hereunder (provided that any such estimate shall not affect any Indemnified Party’s rights to, or an Indemnified Party’s obligations with respect to, any indemnity under Article X).

1.168       “Notice of Dispute” has the meaning set forth in Section 10.4(a).

1.169       “OFAC” has the meaning set forth in Section 1.221.

1.170       “Officers” has the meaning set forth in Section 6.11(a).

1.171       “Order” means any decree, order, judgment, ruling, writ, judicial or arbitral award, injunction, subpoena, verdict, determination or decision entered, issued or rendered by an Authority.

1.172       “Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the ordinary course of business the principal subject matter of which is not Tax.

1.173       “Other ARYA Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of ARYA Shares entitled to vote thereon, whether in person or by proxy at the ARYA Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ARYA and applicable Law.

1.174       “Other Business Entities” means, collectively, MiaMed, Celenex and Amber Biologics.

1.175       “Other Class B Shareholders” means Todd Wider, Leslie Trigg and Michael Henderson.

1.176       “Other Governing Document Proposals” has the meaning set forth in Section 6.7.

1.177       “Other Transaction Proposals” means each Transaction Proposal, other than the Required Transaction Proposals.

1.178       “Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Amber Entities or any of their Affiliates.

1.179       “Parent 401(k) Plan” has the meaning set forth in Section 7.1(d).

1.180       “Party” or “Parties” has the meaning set forth in the preamble.

1.181       “Patents” has the meaning set forth in Section 1.143.

1.182       “Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Authority (including IRS Notice 2020-65).

1.183       “PCAOB” means the Public Company Accounting Oversight Board.

1.184       “Perceptive PIPE Investor” has the meaning set forth in the recitals.

1.185       “Perceptive Shareholders” means, collectively, the ARYA Sponsor and the Perceptive PIPE Investor.

1.186       “Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of an Authority.

1.187       “Permitted Liens” means the following Liens: (a) all covenants, conditions, restrictions, easements, rights of way encumbrances and other similar matters of record affecting title to any Contributed Real Property which, in each case, do not materially impair or interfere with the value, use or occupancy of such Contributed Real Property or the operation of the Business thereon; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business (i) that are not yet due or payable, (ii) that are not material in amount or effect on the Business, and (iii) that have not resulted, directly or indirectly, from a breach, default or violation by any Amber Entity or any of its Affiliates of any Contract, Law or Order; (c) Liens for Taxes, assessments or governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings (provided that, in each case, appropriate reserves required pursuant to GAAP have been made in respect thereof); (d) zoning, building codes and other land-use Laws regulating the use or occupancy of any Contributed Real Property or the activities conducted thereon that are imposed by any Authority having jurisdiction over any Contributed Real Property and that are not violated by the current use or occupancy of such Contributed Real Property and that, in each case, do not materially impair or interfere with the use or occupancy of such Contributed Real Property or the operation of the Business thereon; and (e) non-exclusive licenses to Intellectual Property granted in the ordinary course of business and that do not adversely affect the use of such Intellectual Property by the Business or are otherwise de minimis in amount or effect to the Business.

1.188       “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including an Authority.

1.189       “Personal Information” means all data or other information that, alone or in combination with other data or information, can be reasonably used to identify (directly or indirectly) an individual, household, computer or device, including any personally identifiable data (e.g., name, address, phone number, email address, financial account number, payment card data, government issued identifier, and health or medical information), or that is otherwise considered personally identifiable information under applicable laws.

1.190       “Philadelphia Facility Sublease” means the sublease agreement to be entered into between Amber GT Parent and the Company at the Closing with respect to the property leased by Amber GT pursuant to that certain Lease, dated as of February 23, 2019, by and between Amber GT Parent and Wexford-SCEC 3675 Market Street, LLC, with commercial and other terms substantially consistent with the terms of the most recent drafts of such sublease agreement shared between Amber GT Parent and ARYA prior to the date hereof and with such changes or modifications thereto as mutually agreed to by Amber GT Parent and ARYA (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA).

1.191       “PIPE Investment” has the meaning set forth in the recitals.

1.192       “PIPE Investors” has the meaning set forth in the recitals.

1.193       “PIPE Subscription Agreements” has the meaning set forth in the recitals.

1.194       “Post-Closing Employee Stock Purchase Plan” has the meaning set forth in Section 6.13.

1.195       “Post-Closing Incentive Equity Plan” has the meaning set forth in Section 6.13.

1.196        “Post-Closing Tax Period” means each taxable period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

1.197       “Post-Closing Taxes” means (a) all non-income Taxes imposed on Amber GT Parent or any of its Affiliates (other than the Business Entities) with respect to the Business Entities, the Contributed Business Assets, or the Business, in each case that are attributable to any Post-Closing Tax Period (such Taxes for a Straddle Period to be apportioned in accordance with Section 6.12(d)) and (b) all Liabilities for Transfer Taxes, other than Pre-Closing Reorganization Transfer Taxes.

1.198       “Pre-Closing Reorganization” has the meaning set forth in Section 2.1(a).

1.199       “Pre-Closing Reorganization Transfer Taxes” means any Transfer Taxes to the extent related to, incurred in connection with or arising from the Pre-Closing Reorganization.

1.200       “Pre-Closing Tax Period” means each taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

1.201       “Pre-Closing Taxes” means, without duplication, (a) all Taxes imposed on or with respect to the Business Entities, the Contributed Business Assets or the Business, in each case that are attributable to any Pre-Closing Tax Period (such Taxes for a Straddle Period to be apportioned in accordance with Section 6.12(d)), (b) all Taxes (other than Post-Closing Taxes) of Amber GT Parent or any of its Affiliates (other than the Business Entities), (c) Taxes imposed on any Business Entity as a result of having been a member of any “affiliated group” (as defined in Section 1504 of the Code) (or any similar provision of Law) of which such Business Entity is or was a member on or prior to the Closing under or by reason of Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) and (d) all Pre-Closing Reorganization Transfer Taxes; provided that this clause (d) is the only clause of this definition that includes Transfer Taxes.

1.202       “Pre-Transaction Equity Value” means $175,000,000.

1.203       “Privacy Laws” means HIPAA, the HITECH Act, the European Union’s General Data Protection Regulation (EU) 2016/679, the California Consumer Privacy Act of 2018, and any similar or analogous federal, state or foreign Laws relating to the access, collection, storage, sharing, securing, distribution, transfer, destruction, processing and use of Personal Information (including any security breach notification requirements and Laws).

1.204       “Prospectus” has the meaning set forth in Section 11.15.

1.205       “Public Health Laws” means all applicable Laws relating to the development, pre-clinical testing, nonclinical testing, manufacture, production, analysis, distribution, importation, exportation, use, handling, quality, sale or promotion of any drug, including any biologic, or medical device, placebo, or other article (including any ingredient or component of the foregoing products) subject to regulation under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 262 et seq.), or similar federal, state or foreign Laws.

1.206       “Public Shareholders” has the meaning set forth in Section 11.15.

1.207       “Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Additional Agreements and containing a prospectus and proxy statement of ARYA.

1.208       “Regulatory Permits” means all Permits granted by the FDA or any comparable Authority (whether U.S. or non-U.S.), or an institutional review board or independent ethics committee, including biomarker qualification determinations, drug development tool qualifications, investigational new drug applications, new drug applications, abbreviated new drug applications, biologics license applications, device premarket approval applications, device premarket notifications, investigational device exemptions, and other comparable national or foreign manufacturing approvals and authorizations.

1.209       “Reimbursement Remainder” means an amount equal to (a) $25,000,000, minus (b) the Unpaid ARYA Transaction Expenses. For the avoidance of doubt, if the Unpaid ARYA Transaction Expenses are equal to or in excess of $25,000,000, then the Reimbursement Remainder shall be $0.

1.210       “Related to the Business” means exclusively relating to, exclusively held for use with, or exclusively in connection with the Business, in each case, as the context requires.

1.211       “Remedies Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, and subject, as to enforceability to general equity principles (whether considered in a proceeding in equity or at Law).

1.212       “Representatives” means, with respect to a Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives.

1.213       “Required ARYA Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of ARYA Shares entitled to vote thereon, whether in person or by proxy at the ARYA Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ARYA and applicable Law.

1.214       “Required Governing Document Proposal” has the meaning set forth in Section 6.7.

1.215       “Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Required Governing Document Proposal and the Incentive Equity Plan Proposal.

1.216          “Restricted Business” has the meaning set forth in Section 6.18(a).

1.217          “Restrictive Covenant Period” has the meaning set forth in Section 6.18(a).

1.218          “Retained Business” means Amber GT Parent’s business of investigating, manufacturing, researching, developing, testing, seeking, applying for, obtaining and maintaining Regulatory Permits for, commercializing, selling and marketing non-gene therapy medicines for Fabry disease and Pompe disease.

1.219          “Retained Employee” means any employee who is (i) actively employed by Amber GT Parent or any of its Affiliates immediately prior to the Closing and who continues to be so employed as of immediately following the Closing and (ii) is not a Transferred Employee or, for the purposes of Section 6.18(g), an Inactive Business Employee pursuant to the terms of this Agreement.

1.220          “Retained Names” means the Trademarks set forth in Section 1.219 of the Amber Disclosure Schedules, and any Trademarks related thereto or containing or comprising any of the foregoing, including any Trademarks derivative thereof or confusingly similar thereto, or any telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing.

1.221          “Sanctioned Country” means any country or region that is, or has been in the last five (5) years prior to the date of this Agreement, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea region of Ukraine).

1.222          “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; (b) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

1.223          “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

1.224          “Schedules” means, collectively, the Amber Disclosure Schedules and the ARYA Disclosure Schedules.

1.225          “SEC” means the Securities and Exchange Commission.

1.226          “Securities Act” means the Securities Act of 1933.

1.227          “Shared Contracts” means each Contract to which an Amber Entity or any of its Affiliates is a party to or bound materially relating to the Business or that is otherwise material to the operation or conduct of the Business, but not exclusively relating to, exclusively held for use with, or exclusively used in connection with the Business, and not otherwise a Contributed Business Contract, a Contract for which services will be provided pursuant to the Transition Services Agreement or an Employee Benefit Plan.

1.228          “Shared Contractual Liabilities” means all Liabilities in respect of Specified Shared Contracts from and after the later of (a) the Closing and (b) the time at which the Company or one of its Affiliates obtains all of the claims, rights and benefits under a Specified Shared Contract.

1.229          “Signing Filing” has the meaning set forth in Section 11.4(b).

1.230          “Signing Press Release” has the meaning set forth in Section 11.4(b).

1.231          “Software” means all computer software, including all source code, object or executable code, firmware, software compilations, software implementations of algorithms, software tool sets, compilers, application programming interfaces, data, databases, software models and methodologies, development tools, files, records, technical drawings and programmer comments and annotations and data relating to the foregoing and any and all modifications, enhancements, updates, upgrades, releases, improvement and derivate works thereof and any documentation related thereto.

1.232          “Specified Representations” has the meaning set forth in Section 10.1.

1.233          “Specified Shared Contract” means each Shared Contract set forth on Section 6.17 of the Amber Disclosure Schedules.

1.234          “Sponsor Letter Agreement” has the meaning set forth in the recitals.

1.235          “Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

1.236          “Subsidiary” or “Subsidiaries” means (a) one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person and (b) any partnership, limited liability company, joint venture or other entity of which the respective Person or any Subsidiary is a general partner, manager, managing member or the equivalent.

1.237          “Tax Action” means any Action in respect of Taxes.

1.238          “Tax Claim” has the meaning set forth in Section 6.12(e).

1.239          “Tax Receivable Agreement” has the meaning set forth in the recitals.

1.240          “Tax Return” means any return, information return, declaration, or any similar statement, and any amendment thereto, including any attached Schedule and supporting information that is filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax.

1.241          “Tax Sharing Agreement” means any agreement or arrangement pursuant to which any Amber Entity, any Business Entity or any Affiliate of the foregoing is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or pay over to any other Person any amount determined by reference to actual or deemed Tax benefits, Tax assets or attributes or Tax savings.

1.242          “Tax(es)” means all U.S. federal, state, local, or non-U.S. net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, real property, personal property (tangible and intangible), sales, use, transfer, value added, alternative or add-on minimum, capital gains, ad valorem, franchise, capital, estimated, goods and services, premium, environmental or other taxes, assessments, duties or similar charges of any kind whatsoever in the nature of tax, including all interest, penalties and additions to tax imposed by or otherwise payable to any Taxing Authority with respect to the foregoing.

1.243          “Taxing Authority” means the U.S. Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.244          “Termination Date” has the meaning set forth in Section 9.1(d).

1.245          “Third-Party Claim” has the meaning set forth in Section 10.4(b).

1.246          “Trade Controls” means all U.S. and non-U.S. Laws relating to: (a) economic, trade, and financial sanctions, including those administered and enforced by OFAC, the U.S. Department of State, and the United Nations; (b) export, import, reexport, transfer, and retransfer controls, including those administered and enforced by the U.S. Department of Commerce Bureau of Industry and Security, U.S. Customs and Border Protection, and the United Nations; (c) antiboycott requirements; or (d) the prevention of money laundering.

1.247          “Trade Secrets” has the meaning set forth in Section 1.143.

1.248          “Trademarks” has the meaning set forth in Section 1.143.

1.249          “Transaction Equity Security Amount” means a number of Company Units or ARYA Class B Shares, as applicable, equal to (a) the Pre-Transaction Equity Value, divided by (b) $10.00.

1.250          “Transaction Proposals” has the meaning set forth in Section 6.7.

1.251          “Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

1.252          “Transferred Employee” has the meaning set forth in Section 7.1(b).

1.253          “Transition Committee” has the meaning set forth in Section 6.24.

1.254          “Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached as Exhibit H hereto and with such modifications, amendments or supplements in writing as may be mutually agreed to in writing by each of ARYA and Amber GT Parent, to be entered into by Amber GT Parent, Amber GT and certain of their Affiliates identified therein, on the one hand, and ARYA, the Company and certain of their Affiliates identified therein, on the other hand, at the Closing.

1.255          “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

1.256          “Trust Account” has the meaning set forth in Section 5.8(a).

1.257          “Trust Account Released Claims” has the meaning set forth in Section 11.15.

1.258          “Trustee” has the meaning set forth in Section 5.8(a).

1.259          “Unpaid Amber Entity Transaction Expenses” means the Amber Entity Expenses that are unpaid as of immediately prior to the Closing.

1.260          “Unpaid ARYA Transaction Expenses” means the ARYA Expenses that are unpaid as of immediately prior to the Closing. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Unpaid ARYA Transaction Expenses include any Excluded Liabilities.

1.261          “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

Article II
BUSINESS COMBINATION

2.1            Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)          Pre-Closing Reorganization. Prior to the Closing, each of Amber GT Parent and Amber GT shall cause the following transactions to occur: (i) Amber GT Parent shall cause the cancellation of the intercompany receivables that it holds from MiaMed, Inc., a Delaware corporation (“MiaMed”), Amber Biologics Inc., a Delaware corporation (“Amber Biologics”), and Celenex Inc., a Delaware corporation (“Celenex”), provided that, in each case, following the Closing, no Business Entity, ARYA or any of their respective Affiliates shall have any further liability with respect to such intercompany receivables or the cancellation thereof; (ii) MiaMed shall be converted into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act and become a disregarded entity for U.S. federal income Tax purposes; (iii) Amber GT Parent shall form Amicus GT Intermediate Holdings, LLC a Delaware limited liability company (“Intermediate HoldCo”) that will elect to be treated as an association taxable as a corporation for U.S. federal income Tax purposes effective as of its formation, as a direct and wholly owned Subsidiary; (iv) Amber GT Parent shall make a capital contribution of all of the issued and outstanding Equity Securities of Amber Biologics to Intermediate HoldCo; (v) Amber Biologics shall be converted into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act and become a disregarded entity for U.S. federal income Tax purposes, and, in connection therewith, Amber Biologics’s name shall be changed to a name to be mutually agreed by ARYA and Amber GT Parent (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or Amber GT Parent) (“FL RE Holdings, LLC”); (vi) Amber GT Parent shall make a capital contribution of all of the issued and outstanding Equity Securities of Celenex to Amber GT; (vii) Celenex shall be converted into a Delaware limited liability company in accordance with the DGCL and the Delaware Limited Liability Company Act and become a disregarded entity for U.S. federal income Tax purposes; (viii) Amber GT Parent shall make a capital contribution of all of the issued and outstanding Equity Securities of MiaMed to Amber GT; (ix) Intermediate HoldCo shall make a capital contribution of all of the issued and outstanding Equity Securities of FL RE Holdings, LLC to Amber GT; (x) Amber GT shall make a capital contribution of all of the issued and outstanding Equity Securities of Celenex, MiaMed and FL RE Holdings, LLC to the Company, with each such company becoming a direct and wholly owned Subsidiary of the Company; (xi) subject to Section 6.15, Amber GT Parent shall, and shall cause its Affiliates (other than, for the avoidance of doubt, the Business Entities) to, transfer, convey, assign and deliver to the Company all of Amber GT Parent’s and such Affiliates’ respective right, title and interest, free and clear of any Liens (other than Permitted Liens), in and to the Contributed Business Assets, and the Company shall assume, and thereafter satisfy, discharge and perform when due, the Assumed Business Liabilities; and (xii) in accordance with Section 7.1, transfer the employment of each Business Employee (other than any Inactive Business Employee) to a Business Entity (the transactions described in the foregoing clauses (i) through (xii), collectively, the “Pre-Closing Reorganization”). Notwithstanding anything to the contrary in the foregoing, Amber GT Parent shall be permitted to amend or modify the foregoing transactions with the prior written consent of ARYA (such consent not to be unreasonably withheld conditioned or delayed in the case of clauses (i) through (x)), provided that, without limiting the generality of the foregoing, it shall be deemed to be reasonable for ARYA to withhold, condition or delay its consent to any such amendment or modification that, individually or in the aggregate together with any other amendments or modifications, would reasonably be expected to (A) materially delay the transactions contemplated by this Agreement or by the Additional Agreements, (B) adversely affect, directly or indirectly, ARYA or any of its shareholders, the Business Entities following the Closing, the conduct or operations of the Contributed Business Assets following the Closing, the other rights or remedies of ARYA or the Business Entities following the Closing, or the obligations of any Amber Entity under this Agreement or the Additional Agreements (including, for the avoidance of doubt, the performance of, or compliance with, any covenants or agreements to the extent such covenants or agreements apply or require performance following the Closing) in each case, in any material respect or (C) result in the ARYA or any of the Business Entities being liable for, or having any obligations with respect to, any Excluded Liabilities.

(b)          Domestication. On the Closing Date, prior to the Closing, ARYA shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (2021 Revision), including by filing (i) with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to ARYA and the Company, together with the ARYA Post-Closing Certificate of Incorporation and (ii) making all filings required to be made with the Registrar of Companies in the Cayman Islands in connection with the Domestication. In connection with (and as part of) the Domestication, ARYA shall cause (i) each ARYA Class A Share and each ARYA Class B Share that is issued and outstanding immediately prior to the Domestication to be converted into one share of Class A common stock, par value $0.0001 per share, of ARYA, (ii) the Governing Documents of ARYA to become the certificate of incorporation, substantially in the form attached hereto as Exhibit G (with such changes as may be agreed in writing by ARYA and Amber GT Parent, the “ARYA Post-Closing Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit H (with such changes as may be agreed in writing by ARYA and Amber GT Parent, the “ARYA Post-Closing Bylaws”), and (iii) ARYA’s name to be changed to “Caritas Therapeutics, Inc.”; provided that, if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.,” it shall cause its name to change to such other name mutually agreed to by ARYA and Amber GT Parent (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or Amber GT Parent).

(c)          Existing Company LLC Interests Re-classification; Purchase of Company Units; Issuance of ARYA Class B Shares. At the Closing, (i) Amber GT and the Company shall cause the Existing Company LLCA to be amended and restated to be in the form of the A&R Company LLC Agreement and, in connection therewith, all of the Existing Company LLC Interests held by Amber GT Parent shall be re-classified into a number of Company Units equal to the Transaction Equity Security Amount, and (ii) substantially concurrently with clause (i), (x) Amber GT Parent shall contribute, or cause to be contributed, to the Company the Amber GT Parent Contribution Amount in exchange for a number of Company Units equal to the Amber GT Parent Contribution Equity Amount, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws, the A&R Company LLC Agreement and the Investor Rights Agreement), (y) ARYA shall contribute, or cause to be contributed, to the Company the Closing Date Contribution Amount in exchange for a number of Company Units equal to the Net Outstanding ARYA Class A Shares, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws, the A&R Company LLC Agreement and the Investor Rights Agreement) and (z) ARYA shall issue a number of ARYA Class B Shares equal to the sum of (A) the Transaction Equity Security Amount and (B) the Amber GT Parent Contribution Equity Amount to Amber GT, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws, the Governing Documents of ARYA and the Investor Rights Agreement).

2.2            Closing; Closing Date. Unless this Agreement is earlier terminated in accordance with Article IX, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 11.8 on a date no later than three (3) Business Days after the satisfaction or, to the extent permitted by applicable Law, waiver of all the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), or at such other place, date or time as Amber GT Parent and ARYA may mutually agree upon in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

2.3            Withholding. ARYA and the Company shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Tax Laws. To the extent that such withheld amounts are paid over to or deposited with the applicable Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. Prior to undertaking any such deduction or withholding pursuant to this Section 2.3, ARYA and the Company shall use commercially reasonable efforts to provide notice to the Person in respect of whom any such deduction or withholding is required and cooperate in good faith with such Person to obtain any reduction or relief from any such deduction or withholding.

Article III
REPRESENTATIONS AND WARRANTIES RELATING TO THE AMBER ENTITIES

Subject to Section 11.11, except as set forth in the Amber Disclosure Schedules, each of the Amber Entities hereby represents and warrants to ARYA, in each case, as of the date of this Agreement and as of the Closing, as follows:

3.1            Existence and Power. Each Amber Entity is a corporation, limited liability company, limited partnership or other applicable business entity duly incorporated, organized or formed, as applicable, validly existing in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation, organization or formation, as applicable. Each Amber Entity has all requisite power, authority and capacity, corporate and otherwise, and all Permits and Consents necessary and required to carry on the Business as presently conducted, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect.

3.2            Authorization. Each Amber Entity has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder and to consummate the transaction contemplated hereby. Each Amber Entity and each of its applicable Affiliates has the requisite corporate, limited liability company or other similar power and authority to execute and deliver each Additional Agreement to which it is or will be a party, to perform its covenants, agreements and obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each Amber Entity of this Agreement, the execution and delivery by each Amber Entity and each of their respective Affiliates of the Additional Agreements to which it is, or will be, a party, the performance by each Amber Entity and each of their respective Affiliates of its covenants, agreements and obligations under this Agreement or any Additional Agreements, as applicable, and the consummation by each Amber Entity and each of their respective Affiliates of the transactions contemplated hereby or thereby, as applicable, are within the respective corporate, limited liability company, or other similar powers and authority of each Amber Entity or each such Affiliate thereof, as applicable, and have been duly authorized by all necessary corporate (or similar) action on the part of each Amber Entity and each of such Affiliate. This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements to which an Amber Entity or any of its Affiliates, is, or will be, a party, will constitute, a valid and legally binding agreement of each Amber Entity or each Affiliate thereof, as applicable, enforceable against each such Amber Entity or Affiliate (assuming that this Agreement and the Additional Agreements to which each Amber Entity or each Affiliate thereof is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the non-Affiliated Persons party thereto), as applicable, in accordance with their respective terms, subject to the Remedies Exception.

3.3            Consents and Requisite Governmental Approvals; Non-Contravention.

(a)            None of the execution or delivery by any Amber Entity of this Agreement, the execution or delivery by any Amber Entity or any of their respective Affiliates of any Additional Agreement to which it is or will be a party, the performance by any Amber Entity or any of their respective Affiliates of any covenants, agreements or obligations under this Agreement or any Additional Agreements, as applicable, or the consummation of the transactions contemplated hereby or thereby, as applicable, does or will, directly or indirectly (with or without due notice or lapse of time or both): (i) contravene or conflict with any Governing Documents of an Amber Entity or any of its Affiliates, (ii) violate, or constitute a breach under, any Law or Order to which an Amber Entity or any of its Affiliates or any of its properties or assets are subject or bound (including, for the avoidance of doubt, any of the Contributed Business Assets), (iii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration or Consent under, any of the terms, conditions or provisions of (A) any Contract to which any Amber Entity or any of its Affiliates is a party or bound (including, for the avoidance of doubt, any Contributed Business Contract or any Leases) or (B) any Business Permit (including, for the avoidance of doubt, any Contributed Regulatory Permit) or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) (A) on any of the Contributed Business Assets (other than any Permitted Liens) or (B) on any Equity Securities of any of the Business Entities, except, in the case of clauses (ii) through (iii), as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect.

(b)            No Consent of any Authority is required on the part of any Amber Entity with respect to its execution or delivery of, or performance of its covenants, agreements or obligations under, this Agreement or the transactions contemplated hereby or on the part of any Amber Entity or any Affiliate thereof with respect to its execution or delivery of, or performance of its covenants, agreements or obligations under, any Additional Agreement to which it is or will be party or the consummation of the transactions contemplated thereby, except for (i) compliance with and filings under the HSR Act, or (ii) any other Consents the absence of which has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. There are no votes or other Consents of any class or series of Equity Securities of any Amber Entity or any Affiliate thereof required to adopt or approve this Agreement, the Additional Agreements, the performance of any of the covenants, agreements or obligations of any such Person hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, other than the Company Sole Member Consent.

3.4            Finders’ Fees. Except as set forth on Section 3.4 of the Amber Disclosure Schedules, there is no investment banker, broker, finder or other intermediary that has been retained by or on behalf of any Amber Entity or any of its Affiliates who is or may be entitled to any fee, commission or other payment or consideration in connection with the consummation of the transactions contemplated by this Agreement or the Additional Agreements.

3.5            Information Supplied. None of the information supplied or to be supplied by or on behalf of any Amber Entity or any of its Affiliates expressly for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the ARYA shareholders or at the time of the ARYA Shareholders Meeting, and in the case of any post-effective amendment thereto, at the time of such post-effective amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by the Amber Entities or any of their Affiliates with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the Amber Entities for use therein.

3.6            Investigation; No Other Representations.

(a)            Each Amber Entity, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, ARYA and (ii) it has been furnished with or given access to such documents and information about ARYA and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.

(b)            In entering into this Agreement and the Additional Agreements to which it is or will be a party, each Amber Entity has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article V and in the Additional Agreements to which it is or will be a party and no other representations or warranties of ARYA or any other Person, either express or implied, and each Amber Entity, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article V and in the Additional Agreements to which ARYA is a party and to which it is or will be a party, ARYA has not made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby.

3.7            Exclusivity of Representations and Warranties. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ARYA OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III, ARTICLE IV OR THE ADDITIONAL AGREEMENTS, NONE OF THE AMBER ENTITIES NOR ANY OTHER PERSON MAKES, AND EACH AMBER ENTITY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS OR THE CONTRIBUTED BUSINESS ASSETS THAT HAVE BEEN MADE AVAILABLE TO ARYA OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION RELATED TO THE BUSINESS OR THE CONTRIBUTED BUSINESS ASSETS BY OR ON BEHALF OF THE MANAGEMENT OF ANY OF THE AMBER ENTITIES OR ANY OF THEIR AFFILIATES OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ARYA IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY AMBER ENTITY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY AMBER ENTITY OR THE COMPANY OR ANY OTHER PERSON, AND, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV OR THE ADDITIONAL AGREEMENTS, EACH AMBER ENTITY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION THEREWITH. NOTWITHSTANDING ANYTHING SET FORTH IN THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV OR THE ADDITIONAL AGREEMENTS, NONE OF THE AMBER ENTITIES NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES TO ARYA REGARDING ANY PROJECTIONS OR THE FUTURE OR PROBABLE PROFITABILITY, SUCCESS, BUSINESS, OPPORTUNITIES, RELATIONSHIPS AND OPERATIONS OF THE COMPANY.

Article IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE BUSINESS

Subject to Section 11.11, except as set forth in the Amber Disclosure Schedules, each of the Amber Entities hereby represents and warrants to ARYA, in each case, as of the date of this Agreement and as of the Closing, as follows:

4.1            Existence and Power. Each Business Entity: (a) is a corporation, limited liability company, limited partnership or other applicable business entity duly incorporated, organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation, organization or formation, as applicable, (b) has all requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and assets and to carry on the Business as presently conducted, and (c) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of the Contributed Business Assets or the conduct of the Business requires such licensing or qualification, except, in the case of this clause (c), as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. Section 4.1 of the Amber Disclosure Schedules lists all jurisdictions in which each Business Entity is duly licensed or qualified to do business as of the date hereof. True, correct and complete copies of the Governing Documents of each Business Entity have been made available to ARYA, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Business Entity are in full force and effect, and none of the Business Entities is in breach or violation of any provision set forth in its Governing Documents.

4.2            Capitalization.

(a)            Section 4.2(a) of the Amber Disclosure Schedules sets forth a true, correct and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Business Entities issued and outstanding, and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the outstanding Equity Securities of each Business Entity have been or will be, in the case of the Company Units to be issued on the Closing Date on the terms and subject to the conditions herein, duly authorized and validly issued, and are, or will be, as applicable, fully paid and nonassessable. The Equity Securities of each Business Entity: (i) were not issued in violation of such Business Entity’s Governing Documents or any other Contract to which such Business Entity is bound, in each case, in any material respect; (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, in each case, in any material respect; (iii) have been offered, sold and issued in compliance in all material respects with applicable Law, including securities Laws, in each case, in any material respect; and (iv) are free and clear of all Liens (other than transfer restrictions under applicable Law or under such Business Entity’s Governing Documents). The Business Entities do not have outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, stock appreciation rights, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require such Business Entity to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such Business Entity. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Business Entities’ Equity Securities. No other class of Equity Securities of the Business Entities is authorized or issued or outstanding and, other than as set forth in Section 4.2(a) of the Amber Disclosure Schedules, there are no outstanding Equity Securities of any Business Entity.

(b)            Amber GT will have, immediately prior to the Closing, valid, good and marketable title to all of the Existing Company Units, free and clear of all Liens (other than transfer restrictions under applicable securities Laws or under the Governing Documents of the Company), and all of the outstanding Equity Securities of Amber GT are owned directly by Amber GT Parent.

(c)            Except as set forth on Section 4.2(c) of the Amber Disclosure Schedules, none of the Business Entities owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and none of the Business Entities are a partner or member of any partnership, limited liability company or joint venture.

(d)            Section 4.2(d) of the Amber Disclosure Schedules sets forth a list of all Change of Control Payments.

4.3            Assumed Names. Since January 1, 2019, none of the Amber Entities or any of their respective Affiliates has used the Retained Names to conduct the Business other than those set forth in Section 4.3 of the Amber Disclosure Schedules. Each Amber Entity and each Affiliate thereof (including the Business Entities) has filed appropriate “doing business as” certificates or similar filings in all applicable jurisdictions in which the operation or conduct of the Business would require such certificate or other filing, with respect to itself, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect.

4.4            Financial Statements; No Undisclosed Liabilities.

(a)            The Amber Entities have made available to ARYA true, correct and complete copies of (i) the unaudited balance sheets of the Business as of June 30, 2021 (the “Latest Balance Sheet”) and June 30, 2020, and the related unaudited statements of operations and comprehensive loss and cash flows of the Business for each of the six-month periods then ended and (ii) the unaudited balance sheets of the Business as of December 31, 2020 and December 31, 2019, and the related unaudited statements of operations and comprehensive loss, and cash flows of the Business for each year then ended (the financial statements described in clause (a) and clause (b), collectively, the “Financial Statements”), each of which are attached to Section 4.4(a) of the Amber Disclosure Schedules. The Financial Statements (including the notes thereto) (A) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are individually or in the aggregate material) and the absence of notes thereto), (B) fairly present, in all material respects, the financial position, results of operations and cash flows of the Business as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are, individually or in the aggregate, material)), and (C) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of this Agreement, at the time of filing the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement.

(b)            (i) The audited balance sheets of the Business as of December 31, 2020 and December 31, 2019, and the related audited statements of operations and comprehensive loss, and cash flows of the Business for each year then ended, and (ii) each of the other financial statements or similar reports of the Business, the Amber Entities or any of their respective Affiliates required to be included in the Registration Statement / Proxy Statement or any other filings to be made by ARYA or any of the Amber Entities with the SEC in connection with the transactions contemplated by this Agreement or any other Additional Agreement (clause (i) and (ii), collectively, the “Closing Company Financial Statements”), when delivered following the date of this Agreement in accordance with Section 6.23, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are individually or in the aggregate material) and the absence of notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Business as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are, individually or in the aggregate, material)), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Business’ auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of such delivery, at the time of filing the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement.

(c)            Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which are Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Action or violation of, or non-compliance with, Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance by the Business Entities of their respective covenants or agreements in this Agreement or any Additional Agreement to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Business, none of the Business Entities or the Amber Entities (as it relates to the operation or conduct of the Business) have any Liabilities.

4.5            Business Activities.

(a)            The Company was organized solely for the purposes of holding Equity Securities of the other Business Entities and the Contributed Business Assets and, from and after the Closing, conducting the Business and operating the Contributed Business Assets and has not conducted any activities or businesses other than the activities (i) in connection with or incidental or related to its organization or continuing corporate (or similar) existence, (ii) those incidental or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of its covenants or agreements in this Agreement or any Additional Agreement or the consummation of the transactions contemplated hereby or thereby, (iii) those that are administrative, ministerial or otherwise immaterial in nature or (iv) those set forth on Section 4.5(a) of the Amber Disclosure Schedules.

(b)            Except as set forth on Section 4.5(b) of the Amber Disclosure Schedules, (i) none of the Business Entities are party to or bound by any Contract or have any rights, properties or assets, other than those rights, properties or assets that constitute Contributed Business Assets or are otherwise related to conducting the Business or operating the Contributed Business Assets or rights under any Additional Agreement and (ii) none of the Business Entities have any Liabilities, other than those Liabilities related to conducting the Business or operating the Contributed Business Assets.

4.6            Internal Controls.

(a)            The Amber Entities and their applicable Affiliates have devised and maintain a system of internal accounting controls that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Financial Statements in accordance with GAAP (“Internal Controls”). The Internal Controls that are designed to provide, in all material respects, reasonable assurance that (i) transactions are executed only in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Business’ assets. None of the Amber Entities or any of their Affiliates nor an independent auditor of the Business has identified or been made aware of (A) any significant deficiency or material weakness in the system of Internal Controls utilized by the Amber Entities or any of their Affiliates, (B) any fraud that involves management or other employees who have a role in the preparation of the Financial Statements or the Internal Controls utilized by the Amber Entities or any of their Affiliates or (C) any claim or allegation regarding any of the foregoing. To the knowledge of Amber GT Parent, (i) there are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to adversely affect, in a material manner, the Amber Entities or their Affiliates’ ability to record, process, summarize and report financial information and (ii) there is no Fraud that involves the management of an Amber Entity or any of its Affiliates.

(b)            All Contracts, documents, and other papers or copies thereof delivered to ARYA by or on behalf of the Amber Entities and their Affiliates are true, correct and complete in all material respects. The Books and Records accurately and fairly, in all material respects, reflect the transactions by the Business. All accounts, books and ledgers of the Business that form the basis of the Financial Statements have been properly and accurately kept and completed in all material respects.

4.7            Absence of Certain Changes. During the period beginning June 30, 2021, and ending on the date of this Agreement, (a) no Amber Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Additional Agreement or in connection with the transactions contemplated hereby and thereby, (i) the Amber Entities and their Affiliates have conducted the Business and operated the Contributed Business Assets in the ordinary course in all material respects and (ii) none of the Amber Entities or any of their Affiliates have taken any action that would require the consent of ARYA if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b).

4.8             Tangible Personal Property; Sufficiency and Title to Assets.

(a)            The Contributed Business Assets, together with any rights, materials, goods and services provided by an Amber Entity or any of its Affiliates following the Closing pursuant to this Agreement, the Co-Development and Commercialization Agreement, the Transition Services Agreement and the Philadelphia Facility Sublease, (i) constitute all of the assets (tangible or intangible), rights, materials, goods and services that are necessary for or used in the conduct of the Business as it is conducted immediately prior to the Closing and (ii) will be sufficient for the conduct of the Business in all material respects immediately following the Closing in the manner in which it is conducted immediately prior the Closing; provided, however, that the representation and warranty set forth in this Section 4.8(a) is not made with respect to Intellectual Property or Computer Systems, which is the subject of Section 4.13(b) to the extent set forth therein.

(b)            All material tangible personal property Related to the Business have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto, in each case, except as is not and would not be reasonably expected to be, individually or in the aggregate, material to the Business.

(c)            The Amber Entities and their Affiliates collectively have, or as of immediately prior to the Closing will have, good and valid title to, or a valid leasehold or other interest in, all of the tangible Contributed Business Assets, in each case free and clear of all Liens (other than Permitted Liens).

4.9            Litigation. There is no, and since January 1, 2019, there has been no, Actions pending against, or to the knowledge of Amber GT Parent, threatened against, any Amber Entity or any of their respective Affiliates that relates to the Contributed Business Assets, the Assumed Business Liabilities or the operation or conduct of the Business or otherwise against any Business Entity that, if adversely decided or resolved, would or would reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. None of the Amber Entities or any of their Affiliates is subject to or bound by any material Order that relates to the Contributed Business Assets, the Assumed Business Liabilities or the operation or conduct of the Business, and none of the Business Entities is otherwise subject to or bound by any material Order. As of the date of this Agreement, there are no material Actions by an Amber Entity or any of its Affiliates that relates to the Contributed Business Assets, the Assumed Business Liabilities or the operation or conduct of the Business pending against any other Person, and there are no other material Actions by a Business Entity pending against any other Person.

4.10          Contracts.

(a)            Section 4.10(a) of the Amber Disclosure Schedules sets forth, as of the date of this Agreement, a list of the following Contracts, to which an Amber Entity or any of its Affiliates is a party to or bound by:

(i)             each Gene Therapy Portfolio Contract;

(ii)            each Contract relating to Indebtedness of any Business Entity or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Business Entity or the Contributed Business Assets;

(iii)           each Contract under which any Amber Entity or any of its Affiliates is lessee of or holds or operates, in each case, any tangible property (other than real property) related to or arising out of the Business, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(iv)            each Contract under which any Amber Entity or any of its Affiliates is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property) related to or arising out of the Business, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(v)             each (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, co-development, research and development or other similar Contract related to or arising out of the Business, in each case, that requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Business Entity in excess of $1,000,000 over the life of the Contract, (B) Contract Related to the Business pursuant to which Intellectual Property owned by any Person is licensed to an Amber Entity or any of its Affiliates, (C) Contract related to or arising out of the Business granting to any Person a license to Contributed Business IP (except, with respect to (A)-(C) of the foregoing, any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software or technology licenses or other Contract in which the grant of rights is incidental and not material to performance under such Contract) for any non-exclusive licenses granted to customers of the Business in the ordinary course of business) or (D) Contract that provides for any sale, assignment or transfer of ownership to or from a Third Party of Contributed Business IP that exists as of the Closing (other than assignments of Intellectual Property created or developed by employees or contractors on behalf of the Business and any other Contact in which the grant of rights is incidental or not material to performance under such Contract);

(vi)            each Contract that (A) limits or purports to limit, in any material respect, the freedom of the Business or any Business Entity to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of ARYA or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions related to the Business or (C) contains any other provisions restricting or purporting to restrict the ability of the Business or any Business Entity to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, ARYA or any of its Affiliates after the Closing;

(vii)           each Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Business or any Business Entity in an amount in excess of (A) $250,000 annually or (B) $500,000 over the life of the Contract;

(viii)          each Contract requiring the Business or any Business Entity to guarantee the Liabilities of any Person (other than the Business Entities to the extent related to the Business) or pursuant to which any Person (other than another Business Entity) has guaranteed the Liabilities of a Business Entity, in each case in excess of $500,000;

(ix)             each Contract under which the Business or any Business Entity has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(x)              each Contract required to be disclosed on Section 4.21 of the Amber Disclosure Schedules;

(xi)             each Contract with any Person (A) pursuant to which the Business or any Business Entity (or ARYA or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any investigation, manufacture, research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Amber Entity or any of its Affiliates granted to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Contributed Business Assets, Business Products or any Intellectual Property;

(xii)            each Contract providing for any Change of Control Payment;

(xiii)          each Contract for the disposition of any material assets or properties of the Business or for the acquisition of any material properties or assets that would constitute Contributed Business Assets if held by an Amber Entity or any of its Affiliates immediately prior to the Closing;

(xiv)           each settlement, conciliation or similar Contract related to the Business or the Contributed Business Assets (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with an Authority or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Business Entity (or ARYA or any of its Affiliates after the Closing);

(xv)            each Contract with an Authority related to the Business;

(xvi)           each Contract with a Material Supplier;

(xvii)          each other Contract that constitutes a Contributed Business Contract or a Shared Contract; and

(xviii)        each other Contract Related to the Business, the performance of which requires either (A) annual payments to or from any Amber Entity or any of its Affiliates in excess of $1,000,000 or (B) aggregate payments to or from any Amber Entity or any of its Affiliates in excess of $1,000,000 over the life of the Contract and, in each case, is not terminable by the applicable Amber Entity or Affiliate thereof without penalty upon less than thirty (30) days’ prior written notice.

(b)            Each Contract disclosed or required to be disclosed pursuant to Section 4.10(a) (each, a “Material Business Contract”) represents the valid and binding obligation of an Amber Entity or an Affiliates thereof and, to the knowledge of Amber GT Parent, represents the valid and binding obligations of the other parties thereto, and is in full force and effect, and none of the Amber Entities, any of their Affiliates or, to the knowledge of Amber GT Parent, any other party thereto, is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Business Contract. None of the Amber Entities or any of their Affiliates has assigned, delegated, or otherwise transferred any of their material rights or obligations with respect to any Material Business Contracts, or granted a power of attorney with respect thereto. The Amber Entities have made available to ARYA true, correct and complete copies of each Material Business Contract as of the date of this Agreement. As of the date hereof, none of the Amber Entities or any of their Affiliates has received any written, or to the knowledge of Amber GT Parent, oral notice to terminate any Material Business Contracts or to amend in any material respect, or not renew any Material Business Contract.

4.11          Licenses and Permits. Section 4.11 of the Amber Disclosure Schedules contains a true, correct and complete list of each material Permit that is required for the ownership or use of the Contributed Business Assets or the operation or conduct of the Business, in each case as conducted or owned by an Amber Entity or any of its Affiliates on the date hereof (collectively, the “Business Permits”), together with the name of the Authority issuing the same and the holder of the Business Permit. The Business Permits are valid and in full force and effect, and none of the Business Permits will be terminated or become terminable as a result of the transactions contemplated hereby, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. The Amber Entities and their Affiliates have all Business Permits necessary to operate the Business in the manner in which it is now operated, except where the absence of such permit has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. None of the Amber Entities or any of their Affiliates is in default or violation of any term, condition or provision of any Business Permit, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. Since January 1, 2019, none of the Amber Entities or their Affiliates has received any written notice of any Action or investigation relating to the revocation, nonrenewal, suspension or modification of any Business Permit, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect.

4.12          Compliance with Laws. Subject to Section 4.14, the Amber Entities and their Affiliates are, and since January 1, 2019, have been, in compliance in all material respects with all applicable Laws and Orders (to the extent applicable or related to their ownership of the Contributed Business Assets or the operation or conduct of the Business). Since January 1, 2019, to the extent applicable to its ownership of the Contributed Business Assets or the operation or conduct of the Business, none of the Amber Entities or their Affiliates has received any notice of or, to the knowledge of Amber GT Parent, been charged with any violation of any Laws, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Business.

4.13          Intellectual Property.

(a)            Section 4.13 of the Amber Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of all registered, patented or applied for Intellectual Property (including domain names) that are Contributed Business IP and owned by any Amber Entity or its Affiliates (whether exclusively or jointly with another Person) specifying as to each, as applicable: (A) the nature of such Intellectual Property (e.g., whether a Patent, Trademark, Copyright, or domain name); (B) the owner of such Intellectual Property; (C) the jurisdictions by or in which such Intellectual Property has been issued or registered or in which an application for such issuance or registration has been filed; (D) the applicable registration or serial number of such Intellectual Property; and (E) where such Intellectual Property is jointly owned with any other Person, the applicable joint owner. Since January 1, 2019, none of the Amber Entities or their Affiliates (to the extent applicable to their ownership of the Contributed Business IP or the operation or conduct of the Business) have received any written claims or been a party to any Action contesting the validity, use, ownership, enforceability or registrability of any of the Contributed Business IP. All of the registered Contributed Business IP is subsisting and, to the knowledge of Amber GT Parent, enforceable, valid and in full force and effect.

(b)            Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Business, the Amber Entities and their Affiliates exclusively own and possess, and the Company or another Business Entity will (i) exclusively own and possess at Closing, all right, title and interest to and in all Owned Intellectual Property that is Contributed Business IP, and (ii) at Closing have the right to use pursuant to the Co-Development and Commercialization Agreement, the Intellectual Property License, the Transition Services Agreement or a valid and enforceable written Contract set forth in Section 4.13(b) of the Amber Disclosure Schedules all other Intellectual Property used in or held for use by the Amber Entities in the Business, all of which Intellectual Property in clauses (i) and (ii) includes all Intellectual Property necessary for or material to the operation or conduct of the Business as currently conducted and as currently proposed to be conducted by the Amber Entities and their Affiliates, in the case of clause (i), free and clear of all Liens (other than Permitted Liens; provided that this Section 4.13(b) is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property).

(c)            (i) Since January 1, 2019, none of the Amber Entities or their Affiliates (to the extent applicable to their ownership of the Contributed Business IP or the operation or conduct of the Business) has been charged in, or been a defendant, in any Action, or received any written notice, relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of any third party by an Amber Entity or its Affiliates; (ii) there is no other material claim currently pending against any Amber Entity or its Affiliates of infringement of any Intellectual Property of a third party by any Amber Entity or its Affiliates related to or arising out of the Business; and (iii) to the knowledge of Amber GT Parent, as of the date hereof, there is currently no continuing, and since January 1, 2019 there has not been any, infringement, misappropriation, or violation by any other Person of any Owned Intellectual Property used or held for use in the Business or other Contributed Business IP.

(d)            To the knowledge of Amber GT Parent, as of the date hereof, neither the current operation or current conduct of the Business nor the current use by the Amber Entities or their Affiliates of any Owned Intellectual Property that is Contributed Business IP infringes, misappropriates, or violates, and has not since January 1, 2019 infringed, misappropriated, or violated, the Intellectual Property of any third party.

(e)            Since January 1, 2019, all employees, agents, consultants or contractors of the Amber Entities or their Affiliates who have contributed to or participated in the creation or development of any material Owned Intellectual Property exclusively used or held for use in the Business either: (i) is a party to a written, valid and enforceable “work-for-hire” agreement under which an Amber Entity or one of its Affiliates is deemed to be the owner or author of all Intellectual Property rights created or developed by such Person; or (ii) has executed a written assignment, or by operation of law has assigned, to an Amber Entity or one of its Affiliates all right, title and interest in and to all Intellectual Property created or developed by such Person. All employees, agents, consultants, contractors or other Persons to whom the Amber Entities or their Affiliates have granted access to any material Trade Secrets or confidential information included in the Contributed Business Assets are subject to obligations regarding non-disclosure and confidentiality. To the knowledge of Amber GT Parent, no Person is in material breach of any such agreement or obligation referenced in this Section 4.13(e) with respect to any Intellectual Property, Trade Secrets or confidential information that is material to the Business.

(f)             The Amber Entities and their Affiliates have taken reasonable measures to safeguard and maintain the confidentiality of all Trade Secrets and other Owned Intellectual Property that are confidential and material to the operation or conduct of the Business.

4.14          Information Technology and Data Matters.

(a)            Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the extent applicable to the operations of the Contributed Business Assets in the operation or conduct of the Business, (i) all Computer Systems are in good operating condition and operate in accordance with their applicable documentation in all material respects, and (ii) to the knowledge of Amber GT Parent, none of the Computer Systems contains any Disabling Code. The Amber Entities and their Affiliates (to the extent applicable to their ownership of the Contributed Business Assets in the operation or conduct of the Business) employ commercially reasonable protection and security measures (including commercially reasonable physical, organizational and technological measures) designed to protect the confidentiality, integrity and security of the Computer Systems and designed to detect and safeguard against Disabling Code. The Amber Entities and their Affiliates have in place business continuity and disaster recovery plans that are designed to minimize and mitigate the occurrence, duration and effect of any unscheduled unavailability of the Computer Systems to the extent related to the operation or conduct of the Business. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the knowledge of Amber GT Parent, to the extent related to the operation or conduct of the Business, there have been no (i) successful unauthorized intrusions or breaches of the security of the Computer Systems, (ii) prolonged periods of unscheduled unavailability of the Computer Systems, or (iii) failures, breakdowns or continued substandard performance of the Computer Systems, in each case that have caused any substantial disruption or interruption in or to the use of the Computer Systems, taken as a whole.

(b)            Since January 1, 2019, the Amber Entities and their Affiliates comply with, and have complied with, all Data Security Requirements in all material respects in the operation or conduct of the Business. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Business and to the extent applicable or related to the ownership of the Contributed Business Assets in the operation or conduct of the Business, none of the Amber Entities or any of their Affiliates has experienced any breach of security, phishing incident, ransomware or malware attack, or other incident in which confidential information, Trade Secrets or Personal Information, was, or to the knowledge of Amber GT Parent, may have been, accessed, disclosed, or exfiltrated in an unauthorized manner, and none of the Amber Entities or any of their Affiliates has received any written notices or complaints from any Person or been the subject of any material Action with respect thereto.

4.15          Employees.

(a)             Section 4.15(a)(i) of the Amber Disclosure Schedules provides a true, correct and complete list of all Business Employees as of the date hereof (as such Schedule may be updated prior to the Closing by Amber GT Parent in accordance with Section 7.1(a), the “Business Employees List”), and Section 4.15(a)(ii) of the Amber Disclosure Schedules provides a true, correct and complete list of each other employee of the Amber Entities or any of their Affiliates as of the date hereof who primarily provides services to the Business. The Business Employees List also sets forth a true, correct and complete list, in all material respects, of the following information for each such Business Employee as of the date hereof (and without, for the avoidance of doubt, giving effect to any updates pursuant to Section 7.1(a) after the date hereof): (i) employee identification number, (ii) current job title, (iii) current annual salary or hourly rate of pay, as applicable, (iv) annual target incentive compensation opportunity, (v) primary work location, (vi) hire date, (vii) leave status (including type of leave, start date and anticipated return date (if known)), (viii) work visa details (including type of work visa, dates of validity and sponsoring entity), and (ix) accrued, unused vacation, in each case to the extent permitted by applicable Law. To the knowledge of Amber GT Parent, no Business Employee with annualized compensation at or above $250,000 intends to terminate his or her employment or at any time within twelve (12) months of the date hereof or has provided notice of any such termination of employment. Section 4.15(a)(ii) of the Amber Disclosure Schedules provides a true, correct and complete list of all Business Contractors as of the date hereof.

(b)            The Business Employees are sufficient in number and skill to operate the Business as of immediately following the Closing in the same manner as the Business was operated immediately prior to Closing, taking into account the services that will be provided to the Business Entities under the Transition Services Agreement following the Closing.

(c)             None of the Amber Entities or any of their Affiliates (with respect to the Business Employees or to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business) is a party to, bound by, or subject to any CBA, and no Business Employees are represented by any labor union or other labor organization with respect to their employment. There are no, and since January 1, 2019, there have not been any actual, or, to the knowledge of Amber GT Parent, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting the Amber Entities or any of their Affiliates (with respect to the Business) or any union organizing activities with respect to the Business or any Business Employees.

(d)            To the knowledge of Amber GT Parent, no Business Employee, Business Contractor or former employee or independent contractor of the Business is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, non-solicitation agreement, restrictive covenant or similar obligation owed to (i) the Amber Entities or their Affiliates (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business) or (ii) any third party with respect to such Person’s right to be employed or engaged by the Amber Entities or their Affiliates (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business).

(e)             The Amber Entities and their Affiliates (with respect to the Business Employees or to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business) are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance.

(f)             Except as would not result in a material Liability, the Amber Entities and their Affiliates (with respect to the Business) have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation that has come due and payable to all Business Employees, Business Contractors and former employees and independent contractors of the Business under applicable Law, Contract or policy, and each individual who is providing, or since January 1, 2019, has provided, services for the Business and is, or was, classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, or exempt employee, in each case, is, and has been, properly classified and treated as such for all applicable purposes.

(g)            No mass layoffs, facility closures or shutdowns (whether voluntary or by Order), reductions-in-force, furloughs, temporary layoffs, material reductions in salary or wages or other material workforce changes affecting employees or independent contractors of the Business has occurred since March 1, 2020, or is currently, planned or announced, as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Authority in connection with or in response to COVID-19. None of the Amber Entities or any of their Affiliates (with respect to the Business) have otherwise experienced any material employment-related liability with respect to COVID-19.

4.16          Employment Benefit Plans.

(a)            Section 4.16(a) of the Amber Disclosure Schedules sets forth a true, correct and complete list of each material Employee Benefit Plan.

(b)            The Amber Entities have provided ARYA with, to the extent applicable, (i) true, correct and complete copies of each material Employee Benefit Plan, (ii) any related trust agreement or other funding instrument, (iii) the most recent IRS determination or opinion letter, (iv) any summary plan description, (v) any non-routine correspondence with any Authority since January 1, 2020, relating to any Employee Benefit Plan and (vi) the most recent financial statements and Form 5500 annual report (including attached schedules).

(c)             Each Employee Benefit Plan (and each related trust, insurance contract or fund) has in all material respects, been funded, administered and maintained, in form and operation, in accordance with its terms and with the applicable requirements of all applicable Law, including, without limitation (and where applicable) ERISA and the Code. None of the Business Entities has incurred any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and, to the knowledge of Amber GT Parent, no circumstances or events have occurred that could reasonably be expected to result in the imposition of any such penalties or Taxes.

(d)            All contributions, premiums or other payments that are due have been paid in all material respects on a timely basis with respect to each Employee Benefit Plan.

(e)             Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely on a favorable opinion letter from the Internal Revenue Service to the effect that such Employee Benefit Plan meets the requirements of Section 401(a) of the Code and no event has occurred and no condition exists with respect to the form or operation of such Employee Benefit Plan which could reasonably be expected to cause the loss of such qualified status of any such Employee Benefit Plan.

(f)             No member of the Business Entities maintains, sponsors, contributes to or has any Liability with respect to (i) any pension plan that is subject to Title IV of ERISA or (ii) any “multiemployer plan” (as such term is defined under Section 4001(a)(3) of ERISA), including as a consequence of at any time being considered a single employer under Section 414 of the Code or Section 4001(b) of ERISA with any other Person.

(g)            No Employee Benefit Plan provides nor do any Business Entities have any current or potential obligation to provide post-termination or post-ownership health, life or other welfare benefits to Business Employees other than as required under Section 4980B of the Code or any similar applicable law for which the covered individual pays the full cost of coverage.

(h)            Except as would not result in a Liability to the Business Entities, there do not exist any pending or, to the knowledge of Amber GT Parent, threatened claims (other than routine claims for benefits), suits, actions, disputes, audits or investigations with respect to any Employee Benefit Plan.

(i)              Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could (alone or in combination with any other event) (i) result in the forgiveness of any indebtedness of any current or former Business Employees, (ii) increase the amount or value of any compensation or benefits payable to any current or former Business Employees, (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding or forfeiture of any compensation or benefits to any current or former Business Employee under any Employee Benefit Plan or otherwise, or (iv) result in severance pay or any increase in severance pay upon any termination of employment.

(j)              Neither the execution and delivery of this Agreement nor the approval or consummation of the transactions contemplated by this Agreement could (either alone or in connection with any event) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k)             Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been maintained, in all material respects in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder and, to the knowledge of Amber GT Parent, no amount under any such Employee Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(l)              No Business Entity has any obligation to make a “gross-up” or similar payment in respect of any Taxes or related interest or penalties that may become payable under Section 4999 or 409A of the Code.

4.17          Real Property.

(a)             Section 4.17(a) of the Amber Disclosure Schedules sets forth the address of each Contributed Owned Real Property. With respect to each Contributed Owned Real Property: (i) an Amber Entity or one of its Affiliates (as the case may be) has good and marketable indefeasible fee simple title to such Contributed Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens: (ii) except as set forth in Section 4.17(a) of the Amber Disclosure Schedules, none of the Amber Entities or their Affiliates has leased or otherwise granted to any Person the right to use or occupy such Contributed Owned Real Property or any portion thereof; and (iii) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Contributed Owned Real Property or any portion thereof or interest therein. None of the Amber Entities or their Affiliates is a party to any agreement or option to purchase any real property or interest therein related to or arising out of the Business.

(b)            Section 4.17(b) of the Amber Disclosure Schedules sets forth the address of each Contributed Leased Real Property and a true, correct and complete list of all Leases (including the date and name of the parties to such Lease). The Amber Entities have delivered to ARYA a true, correct and complete copy of each such Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each Lease: (i) such Lease is valid, binding and in full force and effect, subject to the Remedies Exception and Permitted Liens; (ii) there exists no breach, default or event of default thereunder by any of the Amber Entities or any of their Affiliates party thereto; (iii) none of the parties to such Lease is in breach or default under such Lease and no party to such Lease has received notice of default or termination thereunder, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) none of the Amber Entities or their Affiliates has subleased, licensed or otherwise granted any Person the right to use or occupy the Contributed Leased Real Property or any portion thereof; and (v) none of the Amber Entities or any of their respective Affiliates has collaterally assigned or granted any other security interest in such Lease or any interest therein. The Contributed Leased Real Property is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the Contributed Leased Real Property.

(c)            The Contributed Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the Business.

4.18          Tax Matters.

(a)            All material Tax Returns required to be filed by or in respect of the Business have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes due and owing by or in respect of Amber GT Parent or any of its Affiliates related to the Business have been duly and timely paid in full to the appropriate Taxing Authority (or are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established with respect to such Taxes in the Financial Statements in accordance with GAAP).

(b)            Each of Amber GT Parent and its Affiliates has (i) complied in all material respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and (ii) duly and timely withheld or collected and paid over to the appropriate Taxing Authority all material Taxes required to be withheld or collected by them, in each case, to the extent related to the operation or conduct of the Business.

(c)            There is no Action with respect to a material amount of Taxes of Amber GT Parent or any of its Affiliates, in each case which Taxes relate to or arise out of the Business, that is currently pending or ongoing, or that has been threatened in writing, and has not been fully resolved.

(d)            No statute of limitations in respect of the assessment or collection of any material Taxes of Amber GT Parent or any of its Affiliates related to the Business has been waived or extended, which waiver or extension is in effect.

(e)            There is no Lien (other than Liens for Taxes not yet due and payable or that may be paid without penalty or other Permitted Liens) for Taxes related to or arising out of the Business upon any of the assets of Amber GT Parent or any of its Affiliates.

(f)             No claim or Action has been made in writing or commenced by a Taxing Authority in a jurisdiction where Amber GT Parent or any of its Affiliates has not paid any Tax or filed Tax Returns, in each case related to or arising out of the Business, asserting that Amber GT Parent or such Affiliate is or may be subject to Tax or required to file Tax Returns in such jurisdiction related to or arising out of the Business. None of the Business Entities currently has a permanent establishment (as defined in an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized. None of the Business Entities is required to pay Taxes on its net income in any country other than its country of organization.

(g)             No Business Entity is a party to any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement).

(h)             No election under Treasury Regulation Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) has been made with respect to the Business Entities.

(i)              None of the Business Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (iii) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (iv) installment sale or open transaction disposition made prior to the Closing or (v) prepaid amount or advanced payment received outside of the ordinary course of business, or deferred revenue accrued, prior to the Closing.

(j)              Each of the Business Entities is registered for the purposes of sales Tax, use Tax, value-added Taxes, or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(k)             None of the Business Entities (i) has engaged or participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and applicable Treasury Regulations thereunder, (ii) has any Liability for material Taxes of any Person (other than Amber GT Parent or any of its Affiliates) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a result of being (or having been) a member of an affiliated, consolidated, unitary, or other group for applicable Tax purposes, as a transferee or successor, by Contract or otherwise, or (iii) is subject to or has requested any private letter ruling (or similar ruling) from any Taxing Authority that is still in effect (or pending if requested).

(l)              In the two (2) years prior to the date of this Agreement, no Business Entity has been a “distributing corporation” or a “controlled corporation” (as such terms are used in Section 355 of the Code) in a distribution intended or purported to qualify in whole or in part for Tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(m)           (i) None of the Business Entities has deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act; (ii) none of the Business Entities has deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order; and (iii) none of the Business Entities nor any Affiliate that would be aggregated with such Business Entity and treated as one employer for purposes of Section 2301 of the CARES Act, has sought or obtained, or intends to seek or obtain a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, each Business Entity has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law.

(n)            None of the Business Entities (nor any predecessor thereof) was in existence prior to January 1, 1994.

4.19          Environmental Laws.

(a)            Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect, to the extent applicable to their ownership or operation of the Contributed Business Assets or the operation or conduct of the Business: (i) the Amber Entities and their Affiliates are currently and since January 1, 2019, have been in compliance with all Environmental Laws; (ii) without limiting the generality of the foregoing, the Amber Entities and their Affiliates have, since January 1, 2019, obtained, maintained and complied with, and are currently in compliance with, all Permits required pursuant to Environmental Laws for the ownership or use of the Contributed Business Assets or the operation or conduct of the Business; (iii) none of the Amber Entities or any of their respective Affiliates has received any notice, report or other information regarding any actual or alleged violation of or Liabilities under any Environmental Laws; (iv) there are no Actions pending or, to the knowledge of Amber GT Parent, threatened against any Amber Entity or any of its Affiliates with respect to violations of or Liabilities under Environmental Laws; (v) none of the Amber Entities, nor any of their predecessors or Affiliates, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released, owned or operated any property or facility contaminated by, or exposed any Person to any Hazardous Material so as to give rise to Liabilities under any Environmental Laws; and (vi) none of the Amber Entities or any of their respective Affiliates has assumed, undertaken, become subject to or provided an indemnity with respect to any Liability of any other Person relating to Environmental Laws.

(b)            The Amber Entities have delivered to ARYA all environmental and occupational safety and health related audits, assessments, reports and other material documents relating to the Business, the Contributed Business Assets or the current or former facilities or operations of the Business Entities that are in their possession or reasonable control.

4.20          Insurance. Section 4.20 of the Amber Disclosure Schedules sets forth a true, correct and complete list of all material insurance policies owned or held by a Business Entity or that otherwise provides for coverage of the Business or any of the Contributed Business Assets (the “Business Insurance Policies”). All such policies are in full force and effect, all premiums due and payable thereon have been paid in full in all material respects as of the date hereof, and copies of all such policies have been made available to ARYA. As of the date hereof, no claim by any Amber Entity or its Affiliates related to the Business or the Contributed Business Assets under a Business Insurance Policy is pending as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not or would not reasonably be expected to be, individually or in the aggregate, material to the Business. None of the Amber Entities or any of their respective Affiliates is in material breach or default under the terms of any such insurance policy (including any such breach or default with respect to the giving of notice of claims) and, to the knowledge of Amber GT Parent, no event has occurred that (with or without notice or the lapse of time or both) would constitute a material breach or material default. As of the date hereof, no written notice of pending material premium increase, cancellation, termination or non-renewal has been received by any Amber Entity or any of its Affiliates with respect to any such policy.

4.21          Affiliate Arrangements. Section 4.21(a) of the Amber Disclosure Schedules sets forth all Contracts between (a) any Business Entity, on the one hand, and (b) (i) any Amber Entity or any of their respective Affiliates (other than, for the avoidance of doubt any other Business Entity or the Company), (ii) any officer, director, employee, partner, member, manager or direct or indirect equityholder of any such Amber Entity or Affiliate or (iii) any family member of the foregoing Persons, on the other hand (each Person identified in sub-clause (ii) and (iii) of this clause (b), a “Amber Related Party”), other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b). Except as set forth on Section 4.21(b) of the Amber Disclosure Schedules, no Amber Related Party: (A) owns any material interest in any material asset or property used in the Business; (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person that is a Material Supplier, vendor, partner, customer, lessor or other material business relation of the Business, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the Business or (D) owes any material amount to, or is owed any material amount by, any Business Entity or the Business (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.21 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.21) are referred to herein as “Amber Related Party Transactions.”

4.22          Certain Business Practices. To the extent applicable or related to the ownership of the Contributed Business Assets or the operation or conduct of the Business, none of the Amber Entities or their Affiliates, nor, to the knowledge of Amber GT Parent, any director, officer, agent or employee of such Persons (in their capacities as such) has, since January 1, 2019, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 (“FCPA”), UK Bribery Act, or similar applicable Law prohibiting bribery or corruption (together with the FCPA, “Anti-Corruption Laws”) or (c) made any other unlawful payment. To the extent applicable or related to the ownership of the Contributed Business Assets or the operation or conduct of the Business, none of the Amber Entities or any of their Affiliates, nor, to the knowledge of Amber GT Parent, any director, officer, agent or employee of the Amber Entities or their Affiliates (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Amber Entities or their Affiliates) has, since January 1, 2019, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Amber Entities or their Affiliates in connection with any actual or proposed transaction related to or arising out of the Business, in each case in violation of any Anti-Corruption Law in any material respect. No material Action involving the Amber Entities or their Affiliates with respect to any Anti-Corruption Law is pending or, to the knowledge of Amber GT Parent, threatened with respect to the ownership, operation or conduct of the Business.

4.23          Trade Controls. To the extent applicable or related to their ownership of the Contributed Business Assets or the operation or conduct of the Business, none of the Amber Entities or their Affiliates, nor to the knowledge of Amber GT Parent, any director, officer, agent or employee of the Amber Entities or their Affiliates (in their capacities as such) has, since January 1, 2019, (i) been a Sanctioned Person, (ii) been organized, resident or located in a Sanctioned Country, (iii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or (iv) otherwise been in violation of Trade Controls in any material respect. Neither the Amber Entities nor their Affiliates have received, to the extent applicable or related to their ownership of the Contributed Business Assets or the operation or conduct of the Business, from any Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to an Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential material violation or wrongdoing related to Trade Controls.

4.24          Material Suppliers. Section 4.24 of the Amber Disclosure Schedules sets forth a true, correct and complete list of the top ten (10) largest suppliers of products or services related to or arising out of the Business to any of the Amber Entities or any of their Affiliates, based on amounts paid or payable with respect to (x) the twelve (12)-month period ending December 31, 2020, and (y) for the six (6)-month period ending June 30, 2021 (each, a “Material Supplier”). None of the Amber Entities or their Affiliates (i) is, or has been since December 31, 2019, engaged in any material dispute with any Material Supplier, or (ii) has received any written notice from any Material Supplier indicating that it intends to cancel, terminate, materially reduce or otherwise adversely modify in any material respect its relationship in respect to the Business or the Business Entities.

4.25          Regulatory Compliance.

(a)            All Regulatory Permits and applications for Regulatory Permits submitted by or in respect of the Business have been duly and timely submitted and are true, correct and complete in all respects, and all materials made available to ARYA with respect to the Regulatory Permits, including the plans, status, and results of development, investigation, manufacture, analysis, and other activities intended to support any Regulatory Permit are true, correct and complete in all respects, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect.

(b)            The Amber Entities and all Affiliates and, to the knowledge of Amber GT Parent, each third party that is a manufacturer, contractor or agent for any Business Product are in compliance in all material respects with all necessary Regulatory Permits (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business), and no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure to be in compliance in all material respects with the terms of any such Regulatory Permit required by the FDA or any other Authority under the Public Health Laws or any other comparable Laws. To the knowledge of Amber GT Parent, as of the date hereof, neither FDA nor any other Authority is considering limiting, suspending or revoking any Regulatory Permit.

(c)            All Gene Therapy Products are being and have been developed, investigated, manufactured, prepared, packaged, tested, labeled and distributed in compliance in all material respects with the Public Health Laws or any other applicable Law.

(d)            There is (and since January 1, 2019, there has been) no material Action or, to the knowledge of Amber GT Parent threatened against the Amber Entities and their Affiliates related to compliance with Public Health Laws, to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business. None of the Amber Entities or any of their Affiliates has, and since January 1, 2019, has not had, any material Liabilities for failure to comply with any Public Health Laws (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business).

(e)            Since January 1, 2019, none of the Amber Entities or any of their respective Affiliates or any third party that is a manufacturer, contractor or agent for any Business Product or any component thereof has undergone, or to the knowledge of Amber GT Parent, is currently undergoing, any inspection related to any Business Product or any other Authority investigation under any Public Health Law (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business).

(f)             Since January 1, 2019, no clinical trial site conducting a clinical trial sponsored by or on behalf of any Amber Entity or any Affiliate thereof has undergone, or is undergoing any inspection related to any Business Product.

(g)            Since January 1, 2019, no Business Products have been distributed that were upon their shipment by any Amber Entity adulterated or misbranded in violation of 21 U.S.C. § 331 or any other Authority’s jurisdiction. No Business Products have been seized, withdrawn or recalled, and no Business Products have been detained or subject to a suspension of research, manufacturing or distribution (other than in the ordinary course of business), and to the knowledge of Amber GT Parent, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, public health notification, safety alert or suspension of manufacturing or other activity relating to any Business Product or (ii) a termination, seizure or suspension of researching, clinical investigation, manufacturing or distributing of any Business Product, in either case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect. As of the date of this Agreement, no proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Business Product are pending or, to the knowledge of Amber GT Parent, threatened.

(h)          No Amber Entity or, to the knowledge of Amber GT Parent, any of its directors, officers, employees, individual independent contractors or other service providers, including clinical trial investigators, coordinators, monitors, Business Products or services, (i) have been excluded, disqualified, or debarred from any federal healthcare program (including Medicare or Medicaid) or any other federal program or any other healthcare program or reimbursement regulation or agreement or (ii) have received notice from the FDA, any other Authority or any health insurance institution with respect to debarment, disqualification (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business). None of the Amber Entities or, to the knowledge of Amber GT Parent, any of their officers, directors, employees, agents or contractors has been convicted of any crime or engaged in any conduct for which (A) debarment is mandated or permitted by 21 U.S.C. § 335a or (B) such Person could be excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act or any similar law (to the extent applicable to their ownership of the Contributed Business Assets or related to the operation or conduct of the Business). To the knowledge of Amber GT Parent, no officer or other employee or agent of any Amber Entity has (x) made any untrue statement of material fact or fraudulent statement to the FDA or any other Authority; (y) failed to disclose a material fact required to be disclosed to the FDA or any other Authority; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Authority to refuse to grant a Regulatory Permit for any Business Product.

Article V
REPRESENTATIONS AND WARRANTIES OF ARYA

Subject to (a) Section 11.11, except as set forth in the ARYA Disclosure Schedules, or (b) except as set forth in any ARYA SEC Document (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), ARYA hereby represents and warrants to the Amber Entities, in each case, as of the date of this Agreement and as of the Closing, as follows:

5.1          Existence and Power. ARYA is a corporation, limited liability company, limited partnership or other applicable business entity duly incorporated, organized or formed, as applicable, validly existing in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation, organization or formation, as applicable. ARYA has all power and authority, corporate and otherwise, and all material Permits and Consents required to own and operate its properties and assets and to carry on its business as presently conducted, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an ARYA Material Adverse Effect.

5.2          Authority. ARYA has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Additional Agreement to which it is or will be a party, to perform its covenants, agreements and obligations hereunder and thereunder and to consummate the transaction contemplated hereby and thereby. Subject to the receipt of the ARYA Shareholder Approval, the execution and delivery by ARYA of this Agreement, the execution and delivery by ARYA of the Additional Agreements to which it is, or will be, a party, the performance by ARYA under this Agreement or any Additional Agreements, and the consummation by ARYA of the transactions contemplated hereby or thereby, are within the respective corporate, limited liability company or other similar powers and authority of ARYA and have been duly authorized by all necessary corporate (or similar) action on the part of ARYA. This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements to which ARYA, is, or will be, a party, will constitute, a valid and legally binding agreement of ARYA (assuming that this Agreement and the Additional Agreements to which ARYA or any of its Affiliates is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against ARYA, in accordance with their respective terms, subject to the Remedies Exception.

5.3          Governmental Authorization. Except as set forth on Section 5.3 of the ARYA Disclosure Schedules, no Consent of any Authority is required on the part of ARYA with respect to ARYA’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement or the Additional Agreements to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (a) compliance with and filings under the HSR Act, (b) the filing with the SEC of (i) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, (c) such filings with and approvals of Nasdaq to permit the ARYA Class A Shares to be issued in connection with the transactions contemplated by this Agreement and the other Additional Agreements to be listed on Nasdaq, (d) such filings and approvals required in connection with the Domestication, (e) the ARYA Shareholder Approval and the ARYA Sponsor Consent or (f) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which, in each of clauses (a) through (f), has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an ARYA Material Adverse Effect.

5.4          Non-Contravention. Except as set forth on Section 5.4 of the ARYA Disclosure Schedules, none of the execution or delivery by ARYA of this Agreement, the execution or delivery by ARYA of any Additional Agreement to which it is or will be a party, the performance by ARYA under this Agreement or any Additional Agreements, as applicable, or the consummation of the transactions contemplated hereby or thereby, as applicable, does or will, directly or indirectly (with or without due notice or lapse of time or both) (a) contravene or conflict with any Governing Documents of ARYA, (b) violate, or constitute a breach under, any Law or Order to which ARYA or any of its properties or assets are subject or bound, (c) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract or Permits to which ARYA is a party or bound, as applicable, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any of ARYA’s assets, except, in the case of clauses (b) through (d), as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an ARYA Material Adverse Effect.

5.5          Finders’ Fees. Except as set forth on Section 5.5 of the ARYA Disclosure Schedules, there is no investment banker, broker, finder or other intermediary that has been retained by or on behalf of ARYA or any of its Affiliates who is or may be entitled to any fee, commission or other payment or consideration in connection with the consummation of the transactions contemplated by this Agreement or the Additional Agreements.

5.6          Capitalization.

(a)          Section 5.6(a) of the ARYA Disclosure Schedules sets forth a true, correct and complete statement of the number and class or series (as applicable) of the issued and outstanding prior to ARYA Shares prior to the consummation of the Domestication. As of the date hereof, no other shares of capital stock or other Equity Securities of ARYA are issued, reserved for issuance or outstanding. All issued and outstanding ARYA Shares (except to the extent such concepts are not applicable under the applicable Law of ARYA’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Domestication (i) have been duly authorized, validly issued, fully paid and nonassessable, (ii) were not issued in violation of ARYA’s Governing Documents or in material violation of any other Contract to which ARYA is bound, (iii) were not issued in material violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, and (iv) have been offered, sold and issued in compliance in all material respects with applicable Law, including securities Laws.

(b)          Immediately after the Closing, (i) the authorized capital stock of ARYA will consist of 250,000,000 Class A Shares, 70,000,000 Class B Shares and 12,500,000 shares of preferred stock, par value $0.0001, and (ii) all of the issued and outstanding ARYA Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which ARYA is a party or bound in any material respect.

(c)          Except as contemplated by this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 6.2 or issued, granted or entered into, as applicable, in accordance with Section 6.2, or as set forth on Section 5.6(c) of the ARYA Disclosure Schedules, there are no outstanding (i) subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of ARYA Shares or the equity interests of ARYA, or any other Contracts to which ARYA is a party or by which ARYA is bound obligating ARYA to issue or sell any shares of capital stock of, other equity interests in, or debt securities of, ARYA and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in ARYA. Except as set forth in ARYA’s Governing Documents or as contemplated by this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 6.2 or entered into in accordance with Section 6.2, there are no outstanding contractual obligations of ARYA to repurchase, redeem or otherwise acquire any securities or equity interests of ARYA.

5.7          Investment Company Act. ARYA is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. ARYA constitutes an “emerging growth company” within the meaning of the JOBS Act.

5.8          Trust Account.

(a)          As of the date hereof, ARYA has at least $149,500,000 in the trust fund established by ARYA for the benefit of its public shareholders in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company (the “Trustee”) acting as trustee. The funds held in the Trust are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the ARYA SEC Documents to be inaccurate, or that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of Deferred Underwriting Commissions or Taxes, (ii) the holders of Equity Securities of ARYA prior to the Closing Date who shall have elected to redeem their ARYA Class A Shares pursuant to the Governing Documents of ARYA or (iii) if ARYA fails to complete a Business Combination within the allotted time period set forth in the Governing Documents of ARYA and liquidates the Trust Account, subject to the terms of the Trust Agreement, ARYA (in limited amounts to permit ARYA to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of ARYA) and then the holders of Equity Securities of ARYA prior to the Closing Date). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of ARYA and the Investment Management Trust Agreement. As of the date hereof, ARYA has performed all material obligations required to be performed by it, and is not in material breach or default, or delinquent in performance in any material respect or any other respect (claimed or actual) in any material respect, under the Investment Management Trust Agreement, and, to the knowledge of ARYA, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Investment Management Trust Agreement. As of the date of this Agreement, there are no Actions pending, or to the knowledge of ARYA, threatened with respect to the Trust Account. Since March 2, 2021, ARYA has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of Deferred Underwriting Commissions or Taxes or (B) to the holders of Equity Securities of ARYA prior to the Closing Date who have elected to redeem their ARYA Class A Shares pursuant to the Governing Documents of ARYA, each in accordance with the terms of and as set forth in the Investment Management Trust Agreement), ARYA shall have no further obligation under either the Investment Management Trust Agreement or the Governing Documents of ARYA to liquidate or distribute any assets held in the Trust Account, and the Investment Management Trust Agreement shall terminate in accordance with its terms.

5.9          ARYA SEC Documents and Financial Statements; Internal Controls.

(a)          ARYA has filed on a timely basis all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by ARYA with the SEC since ARYA’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (the “ARYA SEC Documents”). The ARYA SEC Documents have been prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The ARYA SEC Documents did not, at the time they were filed with the SEC (except to the extent that information contained in any ARYA SEC Document has been or is revised or superseded by a later filed ARYA SEC Document, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)          The financial statements and notes contained or incorporated by reference in the ARYA SEC Documents (collectively, the “ARYA Financial Statements”) (i) fairly present in all material respects the financial position of ARYA as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited ARYA Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c)          Except as is not required in reliance on exemptions from various reporting requirements by virtue of ARYA’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its IPO, ARYA has (i) established and maintained, a system of “internal controls” over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability in all material respects of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and (ii) established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to ARYA is made known to the principal executive officer and principal financial officer by others within ARYA. ARYA maintains and, for all periods covered by ARYA Financial Statements, has maintained Books and Records in the ordinary course of business that are true, correct and complete and reflect the revenues, expenses, assets and liabilities of ARYA in all material respects.

(d)          ARYA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by ARYA to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ARYA.

(e)          ARYA is, and since the IPO through the date of this Agreement has been, in compliance in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The ARYA Class A Shares outstanding as of the date hereof are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Action pending or, to the knowledge of ARYA, threatened against ARYA by Nasdaq or the SEC, respectively, with respect to any intention to deregister ARYA Class A Shares or prohibit or terminate the listing of the ARYA Class A Shares on Nasdaq. None of ARYA nor any of its Affiliates has, as of the date hereof, taken any action that is designed to terminate the registration of ARYA Class A Shares under the Exchange Act.

(f)          Since its incorporation and through the date of this Agreement, ARYA has not received any written report, complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of ARYA, (ii) a “material weakness” in the internal controls over financial reporting of ARYA or (iii) any fraud that involves management or other employees of ARYA who have a significant role in the internal controls over financial reporting of ARYA.

(g)          Except for the Liabilities (i) set forth in Section 5.9(g) of the ARYA Disclosure Schedules, (ii) incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreement, the performance of its covenants or agreements in this Agreement or any Additional Agreement or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the ARYA Expenses and any Liabilities arising out of, or related to, any Action related to this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Actions (including derivative claims) arising out of, or related to, any of the foregoing), (iii) set forth or disclosed in the ARYA Financial Statements, (iv) that have arisen since the date of the most recent balance sheet included in the ARYA SEC Documents in the ordinary course of business, (v) that are either permitted pursuant to Section 6.2 or incurred in accordance with Section 6.2 or (vi) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to ARYA, ARYA does not have any Liabilities as of the date hereof.

5.10          Litigation. There are (and since its organization, incorporation or formation, as applicable, there has been) no material Actions pending against or, to the knowledge of ARYA, threatened against or involving ARYA that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to ARYA. As of the date of this Agreement, ARYA is not subject to or bound by any material Order. As of the date of this Agreement, there are no material Actions by ARYA pending against any other Person.

5.11          Business Activities. Since its incorporation, ARYA has not conducted any business activities other than activities (a) in connection with or incident or related to its incorporation, initial public offering, continuing corporate (or similar) existence or its registration under Section 12(b) of the Exchange Act and continued listing on Nasdaq, (b) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreement to which ARYA is or will be a party, the performance of its covenants or agreements in this Agreement or any Additional Agreement to which ARYA is or will be a party or the consummation of the transactions contemplated hereby or thereby, or (c) those that are administrative, ministerial or otherwise immaterial in nature.

5.12          Employee Benefit Plans. ARYA has never had any employees, and other than reimbursement of any out-of-pocket expenses incurred by ARYA’s officers and directors in connection with activities on ARYA’s behalf in an aggregate amount not in excess of the amount of cash held by ARYA outside of the Trust Account, ARYA does not have any unsatisfied material liability with respect to any ARYA employee. ARYA does not maintain or have any direct or indirect liability under any employee benefit plan.

5.13          Compliance with Laws. ARYA is (and since its organization, incorporation or formation, as applicable, has been) in compliance in all material respects with all applicable Laws. Since its formation, none of ARYA or any of its Affiliates has received any notice of or, to the knowledge of ARYA, been charged with any violation of any Laws, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to ARYA.

5.14          Tax Matters.

(a)          All material Tax Returns required to be filed by ARYA have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes due and owing by ARYA have been duly and timely paid in full to the appropriate Taxing Authority (or are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established with respect to such Taxes in ARYA’s financial statements in accordance with GAAP).

(b)          ARYA has (i) complied in all material respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and (ii) duly and timely withheld or collected and paid over to the appropriate Taxing Authority all material Taxes required to be withheld or collected by ARYA.

(c)          There is no Action with respect to a material amount of Taxes of ARYA that is currently pending or ongoing, or that has been threatened in writing, and has not been fully resolved.

(d)          No statute of limitations in respect of the assessment or collection of any material Taxes of ARYA has been waived or extended, which waiver or extension is in effect.

(e)          There is no Lien (other than Liens for Taxes not yet due and payable or that may be paid without penalty or other Permitted Liens) for Taxes upon any of the assets of ARYA.

(f)          No claim or Action has been made in writing or commenced by a Taxing Authority in a jurisdiction where ARYA has not paid any Tax or filed Tax Returns asserting that ARYA is or may be subject to Tax or required to file Tax Returns in such jurisdiction. ARYA does not currently have a permanent establishment (as defined in an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized. ARYA is not required to pay Taxes on its net income in any country other than its country of organization.

(g)          ARYA is not a party to any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement).

(h)          ARYA is not currently nor has it ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only ARYA.

(i)          ARYA will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (iii) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (iv) installment sale or open transaction disposition made prior to the Closing or (v) prepaid amount or advanced payment received outside of the ordinary course of business, or deferred revenue accrued, prior to the Closing.

(j)          ARYA is registered for the purposes of sales Tax, use Tax, value-added Taxes, or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(k)          ARYA (i) has not engaged or participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and applicable Treasury Regulations thereunder, (ii) does not have any Liability for material Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a result of being (or having been) a member of an affiliated, consolidated, unitary, or other group for applicable Tax purposes, as a transferee or successor, by Contract or otherwise, or (iii) is not subject to and has not requested any private letter ruling (or similar ruling) from any Taxing Authority that is still in effect (or pending if requested).

(l)          In the two (2) years prior to the date of this Agreement, ARYA has not been a “distributing corporation” or a “controlled corporation” (as such terms are used in Section 355 of the Code) in a distribution intended or purported to qualify in whole or in part for Tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(m)          ARYA has not (i) deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act; (ii) deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order or (iii) sought or obtained, nor does ARYA intend to seek or obtain, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, ARYA has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law.

5.15          Absence of Certain Changes. During the period beginning June 30, 2021 and ending on the date of this Agreement, (a) no ARYA Material Adverse Effect has occurred and (b) except (i) as expressly contemplated by this Agreement or any Additional Agreement, (ii) in connection with the transactions contemplated hereby and thereby, or (iii) in connection with or related to its formation, initial public offering or its evaluation or analysis of other potential business combinations prior to the date hereof, neither ARYA or any of its Affiliates has taken any action that would require the consent of Amber GT Parent if taken during the period from the date of this Agreement until the Closing pursuant to clauses (i) through (iv), (vii), (viii), (xiii) or (xiv) of Section 6.2(a) or clause (xvi) of Section 6.2(a) (to the extent related to the foregoing).

5.16          PIPE Investments. ARYA has made available to Amber GT Parent true, correct and complete copies of the PIPE Subscription Agreements (each as in effect as of the date hereof). As of the date of this Agreement, the PIPE Subscription Agreements (a) are in full force and effect without amendment or modification, (b) are the valid, binding and enforceable obligations of ARYA (or its applicable Affiliate) and, to the knowledge of ARYA, each other party thereto (except, in any case, as may be limited by Remedies Exceptions) and (c) have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts between ARYA and any PIPE Investor relating to any PIPE Subscription Agreement that would reasonably be expected to affect the obligations of the PIPE Investors to contribute to ARYA the applicable portion of the PIPE Investment set forth in the PIPE Subscription Agreements. As of the date hereof, assuming (i) the accuracy of the representations and warranties contained in Article III and Article IV, and with respect to each PIPE Investor (other than the Perceptive PIPE Investor), the representations and warranties of each PIPE Investor in the applicable PIPE Subscription Agreement, in each case, in all material respects, and (ii) the performance or compliance by the Amber Entities of their respective covenants, agreements and obligations to be performed or complied with at or prior to the Closing hereunder and, with respect to each PIPE Investor (other than the Perceptive PIPE Investor), the performance by each PIPE Investor of its covenants, agreements and obligations under the applicable PIPE Subscription Agreement, in each case, in all material respects (x) to the knowledge of ARYA, no facts or circumstances exist that would reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied or the PIPE Investment not being available to ARYA, on the Closing Date, (y) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of ARYA under any material term or condition of any PIPE Subscription Agreement and (y) ARYA has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition to be satisfied by it contained in any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement or the Additional Agreements) to the obligations of the PIPE Investors to contribute to ARYA the applicable portion of the PIPE Investment set forth in the PIPE Subscription Agreements on the terms therein.

5.17          Transactions with Affiliates. Section 5.17 of the ARYA Disclosure Schedules sets forth all Contracts between (a) ARYA, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of ARYA or any family member of any such officer, director or employee, on the other hand (each Person identified in this clause (b), a “ARYA Related Party”), other than (i) Contracts with respect to an ARYA Related Party’s employment with, or the provision of services to, ARYA or its Affiliates that were entered into in the ordinary course of business (including with regard to benefit plans, indemnification arrangements and other ordinary course compensation matters), (ii) Contracts with respect to an ARYA Related Party’s status as a holder of ARYA Shares or (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.2 or entered into in accordance with Section 6.2. Except as set forth on Section 5.17 of the ARYA Disclosure Schedules, no ARYA Related Party: (A) owns any material interest in any material asset or property used in the business of ARYA; (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of ARYA, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of ARYA or (D) owes any material amount to, or is owed any material amount by, ARYA (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 6.2(a) or entered into in accordance with Section 6.2(a)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.17 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 5.17) are referred to herein as “ARYA Related Party Transactions.”

5.18          Information Supplied. None of the information supplied or to be supplied by or on behalf of ARYA or any of its Affiliates expressly for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the ARYA shareholders or at the time of the ARYA Shareholders Meeting, and in the case of any post-effective amendment thereto, at the time of such post-effective amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing provisions of this Section 5.18, no representation or warranty is made by ARYA or any of its Affiliates with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of ARYA for use therein.

5.19          Certain Business Practices. ARYA has not, nor, to the knowledge of ARYA, has any Affiliate, director, officer, agent or employee of ARYA (in their capacities as such), since ARYA’s formation, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of Anti-Corruption Laws or (c) made any other unlawful payment. ARYA has not, nor, to the knowledge of ARYA, has any Affiliate, director, officer, agent or employee of ARYA or its Affiliates (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of ARYA or its Affiliates), since ARYA’s formation, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person in connection with any actual or proposed transaction, in each case in violation of any Anti-Corruption Law in any material respect. No material Action involving ARYA or its Affiliates with respect to any Anti-Corruption Law is pending or, to the knowledge of ARYA, threatened.

5.20          Trade Controls. None of ARYA or its Affiliates, nor any director, officer, agent or employee of ARYA or its Affiliates (in their capacities as such) has, since ARYA’s formation, (a) been a Sanctioned Person, (b) been organized, resident or located in a Sanctioned Country, (c) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or (d) otherwise been in violation of Trade Controls in any material respect. ARYA nor its Affiliates have: (i) received from any Authority or any other Person any notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to an Authority; or (iii) conducted any internal investigation or audit, in each case concerning any actual or potential material violation or wrongdoing related to Trade Controls.

5.21          Investigation; No Other Representation.

(a)          ARYA, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Business and (ii) it has been furnished with or given access to such documents and information about the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.

(b)          In entering into this Agreement and the Additional Agreements to which it is or will be a party, ARYA has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article III, Article IV and the Additional Agreements to which it is or will be a party and no other representations or warranties of the Amber Entities or any other Person, either express or implied, and ARYA, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article III, Article IV and the Additional Agreements to which it is or will be a party, none of the Amber Entities or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby.

5.22          Exclusivity of Representations and Warranties. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE AMBER ENTITIES OR ANY OF THEIR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, NEITHER ARYA, NOR ANY OTHER PERSON MAKES, AND ARYA EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ARYA THAT HAVE BEEN MADE AVAILABLE TO THE AMBER ENTITIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ARYA BY OR ON BEHALF OF THE MANAGEMENT OF ARYA OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY OF THE AMBER ENTITIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ARYA ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ARYA, AND, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, ARYA EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION THEREWITH. NOTWITHSTANDING ANYTHING SET FORTH IN THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS NEITHER ARYA NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE AMBER ENTITIES REGARDING ANY PROJECTIONS OR THE FUTURE OR PROBABLE PROFITABILITY, SUCCESS, BUSINESS, OPPORTUNITIES, RELATIONSHIPS AND OPERATIONS OF ARYA OR, FOLLOWING THE CLOSING, THE BUSINESS ENTITIES OR THE BUSINESS.

Article VI
COVENANTS OF THE PARTIES

6.1          Conduct of the Business Entities and the Business.

(a)          From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, except (x) as expressly contemplated by this Agreement or any Additional Agreement, (y) as required by applicable Law or (z) with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed), each Amber Entity shall, and shall cause its Affiliates to, conduct the Business in the ordinary course consistent with past practice in all material respects and use their commercially reasonable efforts to preserve substantially intact their respective properties, assets, operations and relationships with Authorities, employees, suppliers, and other material business relations, in each case, to the extent primarily related to the Business or otherwise constituting or related to the Contributed Business Assets, the Business Employees or the Business Contractors.

(b)          Without limiting the generality of the foregoing, from and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, except (w) as set forth on Section 6.1(b) of the Amber Disclosure Schedules, (x) as expressly contemplated by this Agreement or any Additional Agreement, (y) as required by applicable Law or (z) as consented to in writing by ARYA (such consent not to be unreasonably withheld, conditioned or delayed in the case of clauses (i), (v), (vi), (viii), (ix), (xi), (xiii), (xv), (xvi), (xviii), (xix), (xx), (xxiii) or (xxv) (to the extent related to any of the foregoing clauses)), each Amber Entity shall not, and shall cause its Affiliates not to, do the following:

(i)          amend, modify, restate or supplement the Governing Documents of any Business Entity (other than, for the avoidance of doubt, as expressly contemplated by this Agreement);

(ii)          transfer, issue, sell, grant or otherwise dispose of, or subject to a Lien, (A) any Equity Securities of any Business Entity or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Business Entity to issue, deliver or sell any Equity Securities of any Business Entity;

(iii)          declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Business Entity or repurchase or redeem any outstanding Equity Securities of any Business Entity;

(iv)          sell, assign, abandon, dispose of, license or transfer, any Contributed Business Assets, or any other assets or properties related to or arising out of the Business (other than Intellectual Property), other than dispositions or transfers of inventory in the ordinary course of business;

(v)          except as required by the terms of any existing Employee Benefit Plan as in effect on the date hereof and listed on Section 4.16(a) of the Amber Disclosure Schedules, as set forth on Section 6.1(b)(v) of the Amber Disclosure Schedules or for ordinary course actions consistent with past practice which are applicable to employees of Amber GT Parent and its Affiliates generally and for which Amber GT Parent and its Affiliates (excluding, for the avoidance of doubt, the Company) are solely obligated to pay (and do not disproportionately affect any Business Employees or Business Contractors), (A) materially increase or decrease the amount of any bonus, salary or other compensation or benefits payable or to become payable to any current or former employee, officer, director or other individual service provider of the Business, including any Business Employee or Business Contractor, (B) take any action to accelerate the timing or vesting of any payments or benefits, or the funding (other than ordinary course funding of the Parent 401(k) Plan benefits) of any payments or benefits payable or to become payable to any current or former employee, officer, director or other individual service provider of the Business, including any Business Employee or Business Contractor, (C) grant, or promise to grant, any bonuses, commission, change in control payments, deferred compensation, severance, deal bonus, retention or equity or equity-based rights or other compensatory payments or benefits to any current or former employee, officer, director or other individual service provider of the Business, including any Business Employee or Business Contractor, (D) establish, adopt, enter into, commence participation in, fund, terminate, increase the coverage or benefits available under, or materially amend any Employee Benefit Plan (or any plan or arrangement that would be an Employee Benefit Plan if in effect on the date of this Agreement), or (E) hire or engage any Business Employee or Business Contractor with total annualized compensation in excess of $250,000;

(vi)          (A) enter into any CBA related to the terms and conditions of one or more Business Employees’ employment or the Business or (B) recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any Business Employees;

(vii)          implement or announce any mass layoffs, furloughs, plant closings, or reductions in force affecting any group of Business Employees or Business Contractors;

(viii)          (A) fail to maintain the Contributed Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear casualty and condemnation excepted, or (B) amend, modify, extend, renew or terminate any Lease or enter into any new lease, sublease, license or other agreement for the use or occupancy of any Contributed Real Property or to which any Business Entity is a party or bound or that would adversely affect the rights of the Company, or the obligations of Amber GT Parent, under any Lease or the Philadelphia Sublease following the Closing;

(ix)          (A) obtain, create, assume or incur any loan or other Indebtedness primarily related to the Business or otherwise constituting or related to the Contributed Business Assets, the Business Employees or the Business Contractors or to which any Business Entity or any Affiliates thereof could, directly or indirectly, have any Liabilities following the Closing, (B) forgive, cancel or compromise any material debt or claim, or waive or release any right of material value, in each case to the extent primarily related to the Business or that would otherwise constitute or relate to a Contributed Business Asset, the Business Employees or the Business Contractors or (C) grant any indemnity, bond or other guarantee for the benefit of any Person by any Business Entity, otherwise primarily related to the Business or otherwise constituting or relating to the Contributed Business Assets, the Business Employees or the Business Contractors, or to which any Business Entity or any Affiliates thereof could, directly or indirectly, have any Liabilities, in each case of sub clauses (A)-(C), other than in the ordinary course of business in an aggregate amount not to exceed $1,000,000;

(x)          (A) merge, consolidate, combine or amalgamate any Business Entity with any Person or otherwise have any Business Entity acquired or purchased acquired by any other Person (whether by merger, consolidating with, purchase of Equity Securities or assets or otherwise) or (B) have any Business Entity purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(xi)          (A) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person by a Business Entity or (B) otherwise make any loans, advances, or guarantees for the benefit of, any Business Employee or Business Contractor, other than the reimbursement of expenses of Business Employees or Business Contractors in the ordinary course of business consistent with past practice, in each case of sub clauses (A) and (B), other than in the ordinary course of business in an aggregate amount not to exceed $1,000,000;

(xii)          with respect to any Business Entity or to the extent otherwise primarily related to the Business, the Contributed Business Assets, the Business Employees, the Business Contractors or Assumed Business Liabilities, (A) make, change, or revoke any material Tax election, (B) enter into any settlement or compromise with any Taxing Authority relating to any material Tax matter, (C) abandon or fail to conduct any material Tax Action in respect of a material amount of Taxes or a material Tax Return, (D) file any amended Tax Return in respect of a material amount of Taxes, (E) consent to any extension or waiver of the statutory period of limitations applicable to a material amount of Taxes or material Tax Return, (F) enter into any Tax Sharing Agreement, (G) adopt or change a method of Tax accounting with respect to material Taxes of any Business Entity or to the extent otherwise related to the Business, or (H) change an accounting period with respect to a material amount of Taxes of any Business Entity or to the extent otherwise related to the Business;

(xiii)          settle or compromise, or enter into any settlement, conciliation or other similar Contract with respect to, any Action, or enter into any consent decree or settlement agreement with any Authority, in each case, to the extent primarily related to the Business, or otherwise constituting or related to any Contributed Business Asset, Business Employee or Business Contractor, or to which any Business Entity is subject or would be party or bound, as applicable, in each case, other than settlements or compromises of any Action that (A) would involve the payment of less than $1,000,000, in the aggregate, (B) that does not impose, or by its terms will not impose at any point in the future, any material, non-monetary obligations on the Business or any Business Entity (or ARYA or any of its Affiliates following the Closing) and (C) that is otherwise paid in full by the Amber Entities prior to the Closing or would constitute Excluded Liabilities;

(xiv)          assign, sell, transfer, abandon, let lapse, license (except non-exclusive licenses granted in the ordinary course of business) or otherwise dispose of, any Contributed Business IP, other than in the ordinary course of business;

(xv)          not commit or authorize any commitment to make any capital expenditures primarily related to the Business or otherwise constituting or related to the Contributed Business Assets, the Business Employees or the Business Contractors in excess of $1,000,000 individually or $2,000,000 in the aggregate (except as set forth in the capital expenditure budget of the Business provided to ARYA as of the date hereof);

(xvi)          disclose any material Trade Secrets primarily used or held for use in the Business (other than pursuant to a written confidentiality agreement or other confidentiality obligations entered into in the ordinary course of business with reasonable protections of, and preserving all rights of the Business in or to, such Trade Secrets);

(xvii)          make any change in any Business Entity’s accounting methodology, practice or policy other than changes required by GAAP or applicable Law;

(xviii)          waive or release any noncompetition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any Business Employee, Business Contractor or former employee or independent contractor of the Business;

(xix)          except as contemplated in Section 7.1(b), (A) transfer the employment of any (x) employee of the Amber Entities (other than the Business Entities) who is not a Business Employee to a Business Entity or modify such individual’s duties and responsibilities such that they would become a Business Employee, or (y) Business Employee out of any Business Entity or change the job duties or responsibilities of any Business Employee such that the individual no longer satisfies the definition of a Business Employee, other than such actions that are taken in order to fill a vacancy for any position with total annualized compensation not greater than $300,000, or (B) terminate the employment or engagement of (other than for cause), furlough or temporarily layoff any Business Employee or Business Contractor;

(xx)            (A) amend, modify or terminate any Material Business Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Business Contract pursuant to its terms), (B) waive any material benefit or right under any Material Business Contract, (C) enter into any Contract that would constitute a Material Business Contract or (D) consummate any other transaction or make (or agree to make) any other payments that, if reflected in a Contract and existing on the date hereof, would be required to be disclosed on Section 4.21 of the Amber Disclosure Schedules;

(xxi)            cause the Business Entities to engage in any business or activities, or incur any Liabilities, that would be required to be disclosed on Section 4.5 of the Amber Disclosure Schedules if engaged in or incurred prior to the date hereof;

(xxii)            authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Business Entity;

(xxiii)           enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Additional Agreement;

(xxiv)           make or enter into any Contract providing for any Change of Control Payment, other than Change of Control Payments that do not exceed $25,000 individually or $100,000 in the aggregate with all other such Change of Control Payments under this Section 6.1(b)(xxiv); or

(xxv)            enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).

Notwithstanding anything in this Section 6.1(b) to the contrary, nothing set forth in this Agreement shall give ARYA, directly or indirectly, the right to control or direct the operations of the Business or the Business Entities prior to the Closing.

6.2            Conduct of the Business of ARYA.

(a)           From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, ARYA shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Additional Agreement (including, for the avoidance of doubt, in connection with the Domestication or the PIPE Investment), as required by applicable Law, as set forth on Section 6.2(a) of the ARYA Disclosure Schedules or as consented to in writing by Amber GT Parent (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(i)             create or form any Subsidiary;

(ii)            adopt any amendments, supplements, restatements or modifications to the Investment Management Trust Agreement or the Governing Documents of ARYA;

(iii)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(iv)           declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, its Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding of its Equity Securities;

(v)            split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(vi)           (A) make, change, or revoke any material Tax election, (B) enter into any settlement or compromise with any Taxing Authority relating to any material Tax matter, (C) abandon or fail to conduct any material Tax Action in respect of a material amount of Taxes or a material Tax Return, (D) file any amended Tax Return in respect of a material amount of Taxes, (E) consent to any extension or waiver of the statutory period of limitations applicable to a material amount of Taxes or material Tax Return, (F) enter into any Tax Sharing Agreement, (G) adopt or change a method of Tax accounting with respect to material Taxes, or (H) change an accounting period with respect to a material amount of Taxes;

(vii)          incur, create or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities (or warrants or other rights to acquire any debt securities), in each case of, other than in the ordinary course of business in an aggregate amount not to exceed $1,000,000;

(viii)         make any loans or advances to, or capital contributions in, any other Person, other than to, or in, ARYA or any of its Subsidiaries;

(ix)            issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(x)            (A) amend, modify or renew any Contract that constitutes an ARYA Related Party Transaction, other than the entry into any Contract with an ARYA Related Party with respect to the incurrence of Indebtedness permitted by Section 6.2(a)(vii) or (B) enter into any Contract that would constitute an ARYA Related Party Transaction;

(xi)            engage in any activities or business, or incur any Liabilities, other than with respect to any activities or businesses that are or any Liabilities, directly or indirectly, arising out of or related to any activities or businesses that are (A) either permitted under this Section 6.2 (including, for the avoidance of doubt, any activities or businesses contemplated by, incurred in connection with or that are otherwise incidental or attendant to this Agreement or any Additional Agreement, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with this Section 6.2, (B) in connection with or incident or related to its incorporation, continuing corporate (or similar) existence or it being (or continuing to be) a U.S. public company listed on Nasdaq, or (C) administrative, ministerial or otherwise immaterial in nature;

(xii)           make any change in accounting methodology, practice or policy other than changes required by GAAP or applicable Law;

(xiii)          waive, release, assign, settle or compromise any Action pending or threatened against ARYA or any of their respective directors or officers that would materially and adversely affect ARYA after the Closing Date;

(xiv)          authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement and the Additional Agreements);

(xv)          enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(xvi)         enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.2(a).

(b)            Notwithstanding anything in this Section 6.2 to the contrary, (i) nothing set forth in this Agreement shall give the Amber Entities, directly or indirectly, the right to control or direct the operations of ARYA and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, ARYA from using the funds held by ARYA outside the Trust Account from otherwise distributing or paying over any funds held by ARYA outside the Trust Account to the ARYA Sponsor or any of its Affiliates, in each case, prior to the Closing.

6.3            Efforts to Consummate.

(a)            Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement, including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article VIII and, in the case of any Additional Agreement to which such Party is contemplated to be a party after the date of this Agreement, to execute and delivery such Additional Agreement when required pursuant to this Agreement, and (ii) using reasonable best efforts to obtain the PIPE Investment on the terms and subject to the conditions set forth in the PIPE Subscription Agreements. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Authority or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Additional Agreements; provided, however, that in the case of any such Consents of any Person (other than an Authority), ARYA and its Affiliates (including, for the avoidance of doubt, from and after the Closing, the Business Entities) shall not be required to make any payments to secure any such Consent and shall not be required to amend, modify or supplement any Contract to which such Consent may relate, and Amber GT Parent, Amber GT and their respective Affiliates (including, prior to the Closing, the Business Entities) shall not take any of the foregoing actions without ARYA’s prior written consent. Amber GT Parent shall bear the costs incurred in connection with obtaining, filing or delivering such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Authority for additional information and documentary material that may be requested pursuant to the HSR Act. ARYA shall promptly inform Amber GT Parent of any communication between ARYA, on the one hand, and any Authority, on the other hand, and Amber GT Parent shall promptly inform ARYA of any communication between any Amber Entity or any Affiliate thereof, on the one hand, and any Authority, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Additional Agreement; provided that, for the avoidance of doubt, the foregoing shall not apply with respect to communications with any Taxing Authority following the Closing Date. Without limiting the foregoing, (x) to the extent available at the time of filing thereof, the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (y) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Authority not to consummate the transactions contemplated hereby or by the Additional Agreements, except with the prior written consent of ARYA and Amber GT Parent. Nothing in this Section 6.3 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Business Entity or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the measures set forth in the immediately preceding sentence with respect to such Party or with respect to any other Party or any of its Affiliates, except with ARYA’s and Amber GT Parent’s prior written consent.

(b)            From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, ARYA, on the one hand, and the Amber Entities, on the other hand, shall give counsel for Amber GT Parent (in the case of ARYA) or ARYA (in the case of any Amber Entity), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Authority relating to the transactions contemplated by this Agreement or the Additional Agreements. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Authority in connection with the transactions contemplated by this Agreement unless it consults with, in the case of ARYA, Amber GT Parent, or, in the case of any Amber Entity, ARYA in advance and, to the extent not prohibited by such Authority, gives, in the case of ARYA, Amber GT Parent, or, in the case of any Amber Entity, ARYA, the opportunity to attend and participate in such meeting or discussion.

(c)            Notwithstanding anything in this Agreement to the contrary, in the event that this Section 6.3 conflicts with any other covenant or agreement in this Article VI that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

6.4            Exclusive Dealing.

(a)            From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Amber Entity shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Business Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Business Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Business Acquisition Proposal; (iv) make any filings with the SEC in connection with a public offering of any Equity Securities of any Business Entity (or any Affiliate or successor of any Business Entity) or any other Person for the purpose of a public offering with respect to the Business; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Each Amber Entity agrees to (A) notify ARYA promptly upon receipt of any Business Acquisition Proposal by any Person, and to describe the material terms and conditions of any such Business Acquisition Proposal in reasonable detail (including the identity of the Persons making such Business Acquisition Proposal) and (B) keep ARYA reasonably informed on a current basis of any modifications to such offer or information.

(b)            From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, ARYA shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an ARYA Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an ARYA Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an ARYA Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. ARYA agrees to (A) notify Amber GT Parent promptly upon receipt of any ARYA Acquisition Proposal by ARYA, and to describe the material terms and conditions of any such ARYA Acquisition Proposal in reasonable detail (including the identity of any person or entity making such ARYA Acquisition Proposal) and (B) keep Amber GT Parent reasonably informed on a current basis of any modifications to such offer or information.

(c)            For the avoidance of doubt, it is understood and agreed that the covenants and agreements set forth in this Section 6.4 shall not prohibit the Amber Entities, ARYA or any of their respective Representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 6.4 (such as answering phone calls) or informing any Person inquiring about a possible Business Acquisition Proposal or ARYA Acquisition Proposal, as applicable, of the existence of the covenants and agreements set forth in this Section 6.4.

6.5            Confidentiality; Access to Information.

(a)            The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 6.5(a) or the Confidentiality Agreement conflicts with any other covenant or agreement set forth in this Agreement or any Additional Agreement that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement set forth in this Agreement or such Additional Agreement, as applicable, shall govern and control to the extent of such conflict. The Parties hereby acknowledge and agree that, notwithstanding anything to the contrary therein, the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

(b)            From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Amber Entities shall provide, or cause to be provided, to ARYA and its Representatives during normal business hours reasonable access to the books, records, properties and employees (including, for the avoidance of doubt, the Business Employees), in each case, to the extent Related to the Business (in a manner so as to not interfere with the normal business operations of the Amber Entities); provided that, notwithstanding any provision of this Agreement to the contrary, Amber GT Parent shall not be required to provide ARYA or its Representatives with access to or copies of any income Tax Returns or books and records (including workpapers) related thereto except to the extent such income Tax Returns or books and records relate solely to the Business Entities or the Business. Notwithstanding the foregoing, none of the Amber Entities shall be required to provide to ARYA or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Amber Entity is subject, (B) violate any legally-binding obligation of any Amber Entity with respect to confidentiality, non-disclosure or privacy (taking into account, for the avoidance of doubt, the Confidentiality Agreement) or (C) based on the advice of outside legal counsel, jeopardize protections afforded to any Amber Entity under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (C), each Amber Entity shall, and shall cause its Affiliates to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Amber Entity or any of its Representatives, on the one hand, and ARYA or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Amber GT Parent shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c)            From and after the Effective Date through the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, ARYA shall provide, or cause to be provided, to Amber GT Parent and its Representatives during normal business hours reasonable access to the books, records, properties and employees of ARYA, in each case, to the extent related to the transactions contemplated by this Agreement (in a manner so as to not interfere with the normal business operations of ARYA or any of its Affiliates); provided that, notwithstanding any provision of this Agreement to the contrary, ARYA shall not be required to provide Amber GT Parent or its Representatives with access to or copies of any income Tax Returns or book and records (including workpapers) related thereto. Notwithstanding the foregoing, ARYA shall not be required to provide, or cause to be provided to, Amber GT Parent or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which ARYA is subject, (B) violate any legally binding obligation of ARYA with respect to confidentiality, non-disclosure or privacy (taking into account, for the avoidance of doubt, the Confidentiality Agreement) or (C) based on outside legal counsel, jeopardize protections afforded to ARYA under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (C), ARYA shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if ARYA, the ARYA Sponsor or any of their respective Representatives, on the one hand, and any Amber Entity or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that ARYA shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(d)            For a period of six (6) years after the Closing, upon reasonable advance notice, ARYA shall provide, or cause to be provided, to Amber GT Parent and its Representatives, at Amber GT Parent’s expense, during normal business hours reasonable access to the Contributed Books and Records and the Contributed Business Employee Records in its possession or control as of such time, in each case, to the extent related to the operation of the Business prior to the Closing and necessary in connection with any Action, preparation of financial statements or SEC, stock exchange or bank regulatory reporting obligations. Any such access shall be in a manner so as to not interfere with the normal business operations of ARYA or any of its Affiliates. Notwithstanding the foregoing, ARYA shall not be required to provide, or cause to be provided to, Amber GT Parent or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which ARYA is subject, (B) violate any legally-binding obligation of ARYA with respect to confidentiality, non-disclosure or privacy (taking into account, for the avoidance of doubt, the Confidentiality Agreement) or (C) based on the advice of outside counsel, jeopardize protections afforded to ARYA under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (C), ARYA shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if ARYA, the ARYA Sponsor or any of their respective Representatives, on the one hand, and any Amber Entity or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that ARYA shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law. This Section 6.5(d) shall not apply with respect to Taxes, which shall be governed by Section 6.12(a).

(e)            From and after the Closing, Amber GT Parent shall, and shall cause its Representatives to, provide ARYA and its Representatives with copies of or access to (as determined in the sole discretion of ARYA) the portion of any Books and Records, in each case, to the extent relating to, held for use with or used in connection with the Business but are not Contributed Books and Records and owned by, in possession of or controlled by Amber GT Parent or any of its Affiliates as of such time (such Books and Records, collectively, the “Commingled Books and Records”); provided that (i) Amber GT Parent shall not be required to provide copies of or access to any Commingled Books and Records to the extent prohibited by applicable Law (provided that, Amber GT Parent shall, and shall cause its Representatives to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Law and (y) provide such access or information in a manner without violating such Law), and (ii) for the avoidance of doubt, Amber GT Parent and any of its Representatives may redact or remove any information in any Commingled Books and Records prior to providing copies or access to ARYA and its Representatives under this Section 6.5(e) to the extent not relating to, held for use with or used in connection with the Business. This Section 6.5(e) shall not apply with respect to Taxes, which shall be governed by Section 6.12(a).

(f)            From and after the Closing, Amber GT Parent shall, and shall cause its Affiliates to, provide ARYA and its Representatives with copies of or access to (as determined in the sole discretion of ARYA) the portion of employee or personnel files, in each case, to the extent relating to a Business Employee but are not Contributed Business Employee Records and owned by, or in possession of or controlled by Amber GT Parent or any of its Affiliates as of such time (such employee or personnel files, collectively, the “Commingled Employee Records”); provided that (i) Amber GT Parent shall not be required to provide copies of or access to any Commingled Employee Records to the extent prohibited by applicable Law (provided that Amber GT Parent shall, and shall cause its Representatives to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Law or Order and (y) provide such access or information in a manner without violating such Law or Order), and (ii) for the avoidance of doubt, Amber GT Parent and any of its Affiliates may redact or remove any information in any Commingled Employee Records prior to providing copies or access to under this Section 6.5(f) to the extent not related to or arising out of the Business or any Business Employee.

(g)            For a period of time equal to the shortest of (i) six (6) years from and after the Closing Date, (ii) Amber GT Parent’s standard record retention policy period or (iii) such period time as may be required by applicable Law, Amber GT Parent shall, and shall cause its Affiliates to, hold all Commingled Books and Records and Commingled Employee Records existing on the Closing Date and not to destroy or dispose of any thereof, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least thirty (30) days prior to such destruction or disposition to surrender them to ARYA; provided that, for the avoidance of doubt, Amber GT Parent and any of its Affiliates may redact or remove any information in any Commingled Books and Records or the Commingled Employee Records prior to surrendering them to the Company under this Section 6.5(g) to the extent not relating to, held for use with or used in connection with the Business or related to or arising out of any Business Employee. This Section 6.5(g) shall not apply with respect to Taxes, which shall be governed by Section 6.12(a).

(h)            For a period of time equal to the shortest of (i) six (6) years from and after the Closing Date, (ii) ARYA’s standard record retention policy period or (iii) such period of time as may be required by applicable Law, ARYA shall, and shall cause its Affiliates to, hold all Contributed Books and Records delivered to the Company on the Closing Date and not to destroy or dispose of any thereof, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least thirty (30) days prior to such destruction or disposition to surrender them to Amber GT Parent (at its sole cost) to the extent any such books and records relate to Excluded Assets or Excluded Liabilities; provided that, for the avoidance of doubt, ARYA and any of its Affiliates may redact or remove any information in any Contributed Books and Records prior to surrendering them to the Company under this Section 6.5(h) to the extent not relating to, held for use with or used in connection with the Excluded Assets or Excluded Liabilities. This Section 6.5(h) shall not apply with respect to Taxes, which shall be governed by Section 6.12(a).

(i)            For a period of eighteen (18) months from and after the Closing Date (such period of time, the “Confidentiality Period”), Amber GT Parent shall, and shall cause each of its Representatives who have received Business Confidential Information, to, (i) treat and hold as confidential all confidential or proprietary information of, or to the extent related to, the Business and either in existence at or prior to the Closing or delivered to Amber GT Parent or any of its Representatives pursuant to this Agreement or any Additional Agreement after the Closing (the “Business Confidential Information”) and (ii) refrain from using or disclosing any of the Business Confidential Information except as provided or otherwise permitted under this Agreement or any Additional Agreement to which it is a party, or in connection with any dispute or Action arising in connection with any of the foregoing; provided, however, that none of the following shall be deemed to be Business Confidential Information: (A) information that is generally available to or known by the public (other than through disclosure by Amber GT Parent or any of its Representatives in violation of this Section 6.5(i)); (B) information that is acquired by Amber GT Parent or any of its Representatives after the Closing from a source which, to the actual knowledge of such Person, is not prohibited from disclosing such information by a legal, contractual, fiduciary or similar obligation; (C) information that is independently derived, developed or acquired by Amber GT Parent or any of its Representatives following the Closing without reference to or use of information subject to the confidentiality obligations of this Section 6.5(i); or (D) information to the extent related to any Excluded Assets or Excluded Liabilities, which shall, for the avoidance of doubt, be deemed to be Amber Confidential Information. Notwithstanding anything to the contrary in this Section 6.5(i), in the event that Amber GT Parent or any of its Representatives is required or requested to disclose any Business Confidential Information during the Confidentiality Period by Law or to an Authority or otherwise in connection with compliance, Tax or regulatory activity, then any of the foregoing Persons shall notify ARYA as promptly as practicable and permissible of such request or requirement so that ARYA may seek an appropriate protective order or waive compliance with the provisions of this Section 6.5(i). If, in the absence of a protective order or the receipt of a waiver hereunder, such Person, on the advice of its outside legal counsel, is compelled to disclose any Business Confidential Information, such Person may disclose only that portion of such Business Confidential Information to which it is advised by its counsel to disclose and shall use commercially reasonable efforts to cause the recipient thereof to keep such information confidential.

(j)            During the Confidentiality Period, ARYA shall, and shall cause any of its Representatives who have received Amber Confidential Information to, (i) treat and hold as confidential all confidential or proprietary information related to Amber GT Parent or any of its Affiliates delivered to ARYA or its Representatives whether before or after the date hereof (other than, for the avoidance of doubt, the Business Confidential Information) (the “Amber Confidential Information”) and (ii) refrain from using or disclosing any of the Amber Confidential Information except as provided or otherwise permitted under this Agreement or any Additional Agreement, or in connection with any dispute or Action arising in connection with any of the foregoing; provided, however, that none of the following shall be deemed to be Amber Confidential Information: (A) information that is generally available to or known by the public (other than through disclosure by ARYA or its Representatives in violation of this Section 6.5(j)); (B) information that is acquired by ARYA or any of its Representatives after the Closing from a source which, to the actual knowledge of such Persons, is not prohibited from disclosing such information by a legal, contractual, fiduciary or similar obligation; (C) information that is independently derived, developed or acquired by ARYA or any of its Representatives after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 6.5(j); or (D) information to the extent Related to the Business, the Contributed Business Assets or the Assumed Business Liabilities, which shall, for the avoidance of doubt, be deemed to be Business Confidential Information. Notwithstanding anything to the contrary in this Section 6.5(j), in the event that ARYA or any of its Representatives is required or requested to disclose any Amber Confidential Information during the Confidentiality Period by Law or to an Authority or otherwise in connection with compliance, Tax or regulatory activity, then any of the foregoing Persons shall notify Amber GT Parent as promptly as practicable and permissible of such request or requirement so that Amber GT Parent seek an appropriate protective order or waive compliance with the provisions of this Section 6.5(j). If, in the absence of a protective order or the receipt of a waiver hereunder, such Person, on the advice of its outside legal counsel, is compelled to disclose any Amber Confidential Information, such Person may disclose only that portion of such Amber Confidential Information to which it is advised by its counsel to disclose and shall use commercially reasonable efforts to cause the recipient thereof to keep such information confidential. For the avoidance of doubt, the obligations set forth in this Section 6.5(j) are in addition to any continuing obligations under the Confidentiality Agreement.

(k)            Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that Section 6.5(d) through Section 6.5(j) conflicts with any other covenant or agreement set forth in any Additional Agreement that contemplates the disclosure, use or provision of information or otherwise that is the subject of subsection, then such other covenant or agreement set forth in such Additional Agreement, as applicable, shall govern and control to the extent of such conflict.

6.6            Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, ARYA and Amber GT Parent shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of ARYA or Amber GT Parent, as applicable), and ARYA shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of ARYA which will be included therein and which will be used for the ARYA Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by ARYA’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). ARYA and each Amber Entity shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, in the case of the Amber Entities, with respect to the Business, the provision of financial statements of, and any other information with respect to, the Business for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify, in the case of an Amber Entity, ARYA or, in the case of ARYA, Amber GT Parent, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) promptly prepare and, in the case of ARYA and Amber GT Parent only, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or Amber GT Parent, as applicable) any amendments or supplements to the Registration Statement / Proxy Statement in order to address comments or requests from the SEC or its staff (which amendments or supplements shall be promptly filed by the Company); (d) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (e) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. ARYA, on the one hand, and each Amber Entity, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.6 or for inclusion in any other statement, filing, notice or application made by or on behalf of ARYA to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Additional Agreements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then: (i) such Party shall promptly inform, in the case of ARYA, Amber GT Parent, or, in the case of any Amber Entity, ARYA, thereof; (ii) ARYA and Amber GT Parent shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or Amber GT Parent, as applicable), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) ARYA shall as promptly as practicable file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate in the discretion of ARYA, in mailing such amendment or supplement to the shareholders of ARYA. ARYA shall as promptly as reasonably practicable advise Amber GT Parent of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of ARYA Shares for offering or sale in any jurisdiction, and ARYA and the Amber Entities shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.7            ARYA Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, ARYA shall (a) cause the Registration Statement / Proxy Statement to be mailed to the ARYA shareholders, (b) use reasonable best efforts to solicit proxies from the ARYA shareholders to vote in favor of each of the Transaction Proposals and (c) duly give notice of, and use reasonable best efforts to duly convene and hold, a meeting of its shareholders (the “ARYA Shareholders Meeting”), in each case, in accordance with the Governing Documents of ARYA and applicable Law, for the purposes of obtaining the ARYA Shareholder Approval and, if applicable, any approvals related thereto and providing its applicable shareholders with the opportunity to elect to effect an ARYA Share Redemption. Except as otherwise required by applicable Law: (i) ARYA shall, through the ARYA Board, recommend to its shareholders (the “ARYA Board Recommendation”), (A) the adoption and approval of this Agreement and the transactions contemplated hereby (the “Business Combination Proposal”); (B) the adoption and the approval of the Domestication (the “Domestication Proposal”); (C) the adoption and approval of the issuance of the ARYA Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing rules (the “Nasdaq Proposal”); (D) the adoption and approval of the ARYA Post-Closing Certificate of Incorporation (the “Required Governing Document Proposal”); (E) the approval, on a non-binding advisory basis, of certain differences between the Governing Documents of ARYA as in effect as of such time and the proposed ARYA Post-Closing Certificate of Incorporation and the proposed ARYA Post-Closing Bylaws (collectively, the “Other Governing Document Proposals”); (F) the adoption and approval of the Post-Closing Incentive Equity Plan (the “Incentive Equity Plan Proposal”); (G) the adoption and approval of the Post-Closing Employee Stock Purchase Plan; (H) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (I) the adoption and approval of each other proposal reasonably agreed to by ARYA and Amber GT Parent as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Additional Agreements; and (J) the adoption and approval of a proposal for the adjournment of the ARYA Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), collectively, the “Transaction Proposals”), and (ii) ARYA shall include such recommendation contemplated by clause (i) in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, ARYA may only adjourn the ARYA Shareholders Meeting (1) to solicit additional proxies for the purpose of obtaining the ARYA Shareholder Approval, (2) for the absence of a quorum, (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that ARYA (or Amber GT Parent) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of ARYA prior to the ARYA Shareholders Meeting or (4) if the holders of ARYA Class A Shares have elected to redeem a number of ARYA Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 8.1(g) not being satisfied; provided that, without the consent of Amber GT Parent (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall ARYA adjourn the ARYA Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the date that is five (5) Business Days prior to the Termination Date. ARYA covenants that none of the ARYA Board, ARYA or any committee of the ARYA Board shall (x) except as otherwise required by applicable Law, change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to the Amber Entities, any recommendation by the ARYA Board or ARYA of Transaction Proposals, (y) adopt, approve, recommend or declare advisable or publicly propose to adopt, approve, recommend or declare advisable, any ARYA Acquisition Proposal or (z) except as otherwise required by applicable Law, fail to include the ARYA Board Recommendation in the Registration Statement / Proxy Statement.

6.8            Nasdaq Listing. ARYA shall use its reasonable best efforts to (a) cause the ARYA Class A Shares issuable in accordance with this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance thereof and (b) to satisfy any applicable initial and continuing listing requirements of Nasdaq, in each case prior to the Closing. Each Amber Entity shall, and shall cause its Representatives to, reasonably cooperate with ARYA and its Representatives in connection with the foregoing. From the date of this Agreement through the Closing, (i) ARYA will use reasonable best efforts to keep current and timely file all of its required public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and (ii) if ARYA receives any written or, to the knowledge of ARYA, oral notice from Nasdaq that ARYA has failed, or would reasonably be expected to fail, to meet the listing requirements of the Nasdaq as of the Closing or within six (6) months thereafter for any reason, then ARYA shall, if not otherwise prohibited by applicable Law or Order, give written notice of such Nasdaq notice to Amber GT Parent as promptly as practicable thereafter, including, if applicable and not otherwise prohibited by applicable Law or Order, a copy of any written notice received from Nasdaq (provided that a failure, in and of itself, to give any notice contemplated by this clause (ii) shall in no event cause the condition to Closing set forth in Section 8.3(a) to not be satisfied). Notwithstanding the foregoing or anything to the contrary herein, in no event shall ARYA be deemed to be in breach or violation of this Section 6.8 to the extent such breach or violation of this Section 6.8 directly or indirectly resulted from a breach by any Amber Entity of any of its applicable covenants, agreements and obligations hereunder.

6.9            Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee, (a) at the Closing, ARYA shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Investment Management Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the ARYA shareholders in respect of the ARYA Share Redemptions, (B) pay the amounts due to the underwriters of ARYA’s initial public offering for their Deferred Underwriting Commissions as set forth in the Investment Management Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to ARYA, or to such other recipients as ARYA designates (as approved by Amber GT Parent), in accordance with the Investment Management Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

6.10         Directors’ and Officers’ Indemnification and Insurance.

(a)            Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of ARYA, as provided in the Governing Documents of ARYA or otherwise in effect as of immediately prior to the Domestication, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) ARYA will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6) year period. To the maximum extent permitted by applicable Law, during such six (6) year period, ARYA shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the Governing Documents of ARYA or other applicable agreements as in effect immediately prior to the Domestication. The indemnification and liability limitation or exculpation provisions of the Governing Documents of ARYA shall not, during such six (6) year period, be amended, repealed or otherwise modified following the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of ARYA (the “ARYA D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such ARYA D&O Person was a director or officer of ARYA on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b)            ARYA shall not have any obligation under this Section 6.10 to any ARYA D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such ARYA D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)            ARYA shall purchase, at or prior to the Closing, and ARYA shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance for the benefit of those Persons who are covered (whether directly, via endorsement or otherwise) by any comparable insurance policies of ARYA in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such insurance policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided under ARYA’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided that ARYA shall not be obligated to pay annual premiums in excess of three hundred-fifty percent (350%) of the most recent annual premium paid by ARYA prior to the date of this Agreement and, in such event, ARYA shall purchase the maximum coverage available for three hundred-fifty percent (350%) of the most recent annual premium paid by ARYA prior to the date of this Agreement.

(d)            If ARYA or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of ARYA shall assume all of the obligations set forth in this Section 6.10.

(e)            The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 6.10 are intended to be third-party beneficiaries of this Section 6.10. This Section 6.10 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of ARYA.

6.11         Post-Closing Directors and Officers.

(a)            Each of ARYA and the Amber Entities shall take all such action within their respective power as may be necessary or appropriate such that effective immediately after the Closing: (i) the ARYA Board shall consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of three (3) directors; (ii) the members of the ARYA Board are the individuals determined in accordance with Section 6.11(b); (iii) the members of the compensation committee, audit committee and nominating committee of the ARYA Board are the individuals determined in accordance with Section 6.11(c); and (iv) the officers of ARYA and the Company (collectively, the “Officers”) are the individuals determined in accordance with Section 6.11(d).

(b)            Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act and in accordance with Section 6.11(a), ARYA Sponsor and Amber GT Parent shall designate the directors that will be on the ARYA Board immediately after the Closing, as follows: (i) the ARYA Sponsor shall designate one (1) individual (the “ARYA Designee”) as a Class III director; (ii) Amber GT Parent shall designate two (2) individuals (each, an “Amber GT Parent Designee”), one of which shall be a Class II director and the other a Class I director; and (iii) ARYA and Amber GT Parent shall mutually agree to designate four (4) individuals (each, an “Agreed Designee”), each of which shall be designated to such other director class positions as mutually agreed by ARYA and Amber GT Parent (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or Amber GT Parent).

(c)         Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the ARYA Sponsor may designate the ARYA Designee to serve as a member of the compensation committee, the audit committee or the nominating committee of the ARYA Board immediately after the Closing, subject to applicable listing rules of Nasdaq and applicable securities Laws, (ii) Amber GT Parent may designate up to one Amber GT Parent Designee to serve as a member of the compensation committee, the audit committee or the nominating committee of the ARYA Board immediately after the Closing, subject to applicable listing rules of Nasdaq and applicable securities Laws, and (iii) the ARYA Sponsor and Amber GT Parent shall mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the ARYA Sponsor or Amber GT Parent) to the other members of the compensation committee, the audit committee or the nominating committee of the ARYA Board immediately after the Closing.

(d)         The individuals identified on Section 6.11(d) of the Amber Disclosure Schedules shall be Officers immediately after the Closing, with each such individual holding the title set forth opposite his or her name. In the event that any such individual identified on Section 6.11(d) of the Amber Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Amber GT Parent and ARYA Sponsor shall mutually determine (such Agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA Sponsor) another individual to serve as such Officer and, upon such mutual agreement, Section 6.11(d) of the Amber Disclosure Schedules shall automatically be deemed amended to include such replacement individual as an Officer in lieu of, and to serve with the same title as, the individual so replaced.

6.12         Tax Matters.

(a)         Cooperation. Following the Closing Date, each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party, in connection with the preparation and filing of Tax Returns with respect to the Business and any examination or other Tax Action with respect to Taxes or Tax Returns of or with respect to any of the Business Entities for any Pre-Closing Tax Period or Straddle Period. Such cooperation shall include the provision of records and information which are reasonably relevant to any such audit or other Tax Action, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and executing any powers of attorney required in connection with any such audit or other Tax Action. Following the Closing, each of Amber GT Parent and ARYA shall (and shall cause its respective Affiliates to) retain all books and records with respect to Tax matters pertinent to the Business Entities or the Business relating to any taxable period (or portion of any taxable period) beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority. Each of Amber GT Parent and ARYA shall (and shall cause its respective Affiliates to) provide any information reasonably requested to allow Amber GT Parent, ARYA or the Business Entities to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement. For the avoidance of doubt, this Section 6.12(a) shall not apply to any dispute or threatened dispute among the Parties.

(b)         Transfer Taxes. All Transfer Taxes, other than the Pre-Closing Reorganization Transfer Taxes, shall be borne by the Company. Unless otherwise required by applicable Law, the Company shall prepare and file, or cause to be prepared and filed, all necessary Tax Returns in respect of such Transfer Taxes and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, Amber GT Parent, the Business Entities and ARYA shall, and shall cause their respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any such Transfer Taxes.

(c)         Intended Tax Treatment. The Parties acknowledge and agree that for U.S. federal and, as applicable, state and local Tax purposes, it is intended that: (i) prior to the Pre-Closing Reorganization, the Company has been an entity disregarded as separate from Amber GT, and (ii) as a result of the contribution of the Closing Date Contribution Amount by ARYA, the Company will become a partnership pursuant to the general principles of Rev. Rul. 99-5, 1991-1 C.B. 434, Situation 2 (clauses (i) and (ii), the “Intended Tax Treatment”). The Parties shall, and shall cause each of their respective applicable Affiliates to, in each case except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, (A) prepare and file all Tax Returns consistent with the Intended Tax Treatment and (B) take no position in any Tax Action that is inconsistent with the Intended Tax Treatment.

(d)         Straddle Periods. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of or with respect to any Business Entity or otherwise with respect to the Business for any Straddle Period, the determination of such Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended on (and included) the Closing Date and the other which began on the day following the Closing Date, and all taxable items of or with respect to such Business Entity (or otherwise with respect to the Business) for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the applicable Person were closed at the close of the Closing Date; provided, however, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic Taxes (other than income, franchise/capital, sales, use, or withholding Taxes) such as real and personal property Taxes, shall be apportioned ratably between such periods based on the number of days for the portion of the Straddle Period ending on and including the Closing Date, on the one hand, and the number of days for the portion of the Straddle Period beginning after the Closing Date, on the other hand.

(e)         Contests Related to Taxes. Each Party agrees to provide written notice to the other applicable Parties within fifteen (15) days of the receipt of any written notice by such Party of any Tax Action involving Taxes payable by or with respect to any Business Entity or otherwise with respect to the Business for any Pre-Closing Tax Period or Straddle Period (a “Tax Claim”). Amber GT Parent shall have the responsibility for, and the right to control, any Tax Claims that relate to a Pre-Closing Tax Period it elects to control by notice to the Company within fifteen (15) days after receipt of notice thereof from the Taxing Authority or pursuant to this Section 6.12(e); provided that (i) Amber GT Parent shall not settle or compromise any such Tax Claim without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) the Company may participate in (but not control) any such defense and investigation at its sole cost and expense. The Company shall control all Tax Claims that relate to a Pre-Closing Tax Period that Amber GT Parent does not elect to control pursuant to this Section 6.12(e) and all Tax Claims that relate to a Straddle Period; provided that (i) the Company shall not settle or compromise any such Tax Claim that would reasonably be expected to materially increase Amber GT Parent’s Tax liability or indemnification obligations pursuant to this Agreement without the prior written consent of Amber GT Parent (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) Amber GT Parent may participate in (but not control) any such defense and investigation at its sole cost and expense.

(f)         Any refund (or credit in lieu of a refund) received by ARYA, the Company or the Business Entities for Taxes (including any interest thereon received from a Taxing Authority) with respect to the Business Entities or otherwise with respect to the Business for any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (such Taxes for a Straddle Period to be determined in accordance with Section 6.12(d)) shall be for the account of Amber GT Parent, and ARYA or the Company shall (or shall cause the applicable Business Entity to) promptly (and in no event later than five (5) Business Days after receipt by ARYA, the Company or any Business Entity thereof) pay to Amber GT Parent the amount of any such refund; provided, that ARYA, the Company and the Business Entities shall not be required to affirmatively seek any such refund (or credit). A refund (or credit) of Taxes shall be treated for this purpose as received to the extent that any amount otherwise refundable has instead been set off or otherwise applied to or against, or has otherwise reduced, any Tax payable by, or liability of, (i) the Business Entities for any period other than a Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, or (ii) ARYA or the Company. The amount of any refund (or credit) payable to Amber GT Parent pursuant to this Section 6.12(f) shall be net of all reasonable out-of-pocket costs and expenses (including Taxes) incurred by ARYA, the Company or the Business Entities in connection with realizing such refund (or credit).

(g)         Tax Covenants Survival. Notwithstanding any provision of this Agreement to the contrary, the covenants and agreements set forth in this Section 6.12 shall survive until sixty (60) days after the expiration of the applicable statute of limitations.

6.13         Post-Closing Incentive Equity Plan; Post-Closing Employee Stock Purchase Plan. The ARYA Board shall approve and adopt an equity incentive plan, substantially in the form attached hereto as Exhibit I-1 and with any changes or modifications thereto as Amber GT Parent and ARYA may mutually agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA, as applicable) (the “Post-Closing Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date, reserving 9,000,000 ARYA Class A Shares for issuance thereunder and providing for a ten (10)-year annual “evergreen” replenishment of the ARYA Class A Shares reserved for issuance thereunder, in an amount, which when added to the ARYA Class A Shares reserved for issuance under the Post-Closing Incentive Equity Plan immediately prior to each such replenishment, shall equal 5% of the then outstanding ARYA Shares. The ARYA Board shall approve and adopt an employee stock purchase plan, substantially in the form attached hereto as Exhibit I-2 and with any changes or modifications thereto as Amber GT Parent and ARYA may mutually agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA, as applicable) (the “Post-Closing Employee Stock Purchase Plan”), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date, reserving the number of ARYA Class A Shares set forth therein for issuance thereunder.

6.14         Pre-Closing Reorganization; Excluded Assets and Liabilities.

(a)            The Amber Entities shall, and shall cause their respective Representatives to (x) use reasonable best efforts to complete the Pre-Closing Reorganization no later than immediately prior to the Closing, and (y) reasonably consult with and cooperate with ARYA and its Representatives in connection with the Pre-Closing Reorganization and otherwise keep ARYA and its Representatives apprised, in reasonable detail, of the status of the Pre-Closing Reorganization. Without limiting the generality of the foregoing, (i) as promptly as practicable following the date hereof (and in any event fifteen (15) Business Days prior to the Closing Date), Amber GT Parent shall provide, or cause to be provided, drafts of all agreements, documents and instruments related to the Pre-Closing Reorganization, and give ARYA and its Representatives a reasonable amount of time to review and provide comments to all such agreements, documents and instruments and shall consider in good faith all comments provided by ARYA and its Representatives, and (ii) none of the Amber Entities or any of their Affiliates shall enter into any agreement, document or instrument related to the Pre-Closing Reorganization that is not in a form and substance reasonably satisfactory to ARYA.

(b)           Notwithstanding anything in Section 2.1 or otherwise in this Agreement to the contrary, from and after the Pre-Closing Reorganization, Amber GT Parent and its Affiliates shall retain all of their respective rights, titles and interests in and to, and there shall be excluded from the transfer, conveyance, assignment and delivery to the Company, and the Contributed Business Assets shall not include, the following assets, properties, claims and rights (whether tangible, intangible or otherwise and wherever located) (collectively, the “Excluded Assets”):

(i)          all cash, cash equivalents, credit cards and bank accounts of Amber GT Parent or any of its Affiliates (other than, for the avoidance of doubt, the Business Entities);

(ii)         except as provided in Article VII, the sponsorship of, and all assets or contracts maintained pursuant to or in connection with, all Employee Benefit Plans;

(iii)        all Intellectual Property, other than the Contributed Intellectual Property;

(iv)        all insurance policies and rights thereunder, other than to the extent provided in Section 1.92(l) or Section 6.20;

(v)         all assets, properties and rights described on Section 6.14(b)(v) of the Amber Disclosure Schedules; and

(vi)        all other assets, properties and rights of Amber GT Parent or any of its Affiliates, of whatever kind and nature, real, personal or mixed, tangible or intangible, or otherwise, that are not specifically addressed by Section 1.92.

(c)           Notwithstanding anything to the contrary in this Agreement, from and after the Pre-Closing Reorganization, Amber GT Parent shall retain and remain responsible for and satisfy, discharge and perform when due, and ARYA and its Affiliates (including, from and after the Closing, the Business Entities) shall have no obligation with respect to, all of the following Liabilities (collectively, the “Excluded Liabilities”):

(i)          all Pre-Closing Taxes provided, that for the avoidance of doubt, this clause (i) is the only clause of this Section 6.14(c) that includes Liabilities with respect to Taxes;

(ii)         all Liabilities to the extent related to or arising out of any Indebtedness of the Business Entities existing at or prior to the Closing or of Amber GT Parent, Amber GT or any of their respective Affiliates (other than the Business Entities) existing at any time;

(iii)        all Liabilities to the extent related to or arising out of (A) any employee or independent contractor of the Amber Entities or any of their Affiliates who is not a Transferred Employee at any time prior to, on or after the Closing Date, (B) any Transferred Employee on or prior to the Closing (including, all Liabilities to the extent relating to or attributable to such employee’s or contractor’s work, employment or engagement prior to the Closing or any claim relating to or attributable to facts that occurred prior to the Closing) or (C) any incentive equity or similar awards of Amber GT Parent or any of its Affiliates held by any Transferred Employee;

(iv)        all Liabilities in respect of any Action, whether or not presently threatened, asserted or pending, to the extent related to or arising out of the conduct of the Business or the operation of the Contributed Business Assets prior to the Closing;

(v)         except as set forth in Article VII, all Liabilities to the extent related to or arising out of the matters listed on Section 6.14(c)(v) of the Amber Disclosure Schedules or any Employee Benefit Plans;

(vi)        all Liabilities related to or arising out of any noncompliance by Amber GT Parent or any of its Affiliates, employees or agents with any applicable Law;

(vii)       each Change of Control Payment to the extent related to any Contracts or other arrangements in effect prior to the Closing and that are not otherwise agreed in writing by ARYA;

(viii)      all Liabilities allocated to Amber GT Parent pursuant to Section 6.17;

(ix)         all Amber Entity Expenses allocated to Amber GT Parent pursuant to Section 11.5; and

(x)          all other Liabilities of Amber GT Parent or any of its Affiliates or to the extent related to or arising out of the Contributed Business Assets or the Business, in each case, that are not specifically addressed by Section 1.50.

6.15         Limitation on Assignment of Contributed Business Assets; Third-Party Consents.

(a)         If the contribution, grant, assignment, transfer, conveyance or delivery to any Business Entity of any asset that would be a Contributed Business Asset or any claim or right or any benefit arising thereunder or resulting therefrom would be prohibited under applicable Law or would require the Consent of any Person and such Consent has not been given or obtained, as applicable, at or prior to the Closing (collectively, the “Non-Assignable Assets”), then, subject to the last sentence of this Section 6.15(a), (i) the Closing shall proceed in accordance with this Agreement without the contribution, grant, assignment, transfer, conveyance or delivery, as applicable, of the Non-Assignable Assets, and (ii) to the extent not inconsistent with the terms of any Non-Assignable Asset or applicable Law, the Parties shall treat the Company as the owner thereof for Tax purposes from and after the Closing. Notwithstanding the foregoing, (A) an asset shall not constitute a Non-Assignable Asset and the Closing shall not proceed as provided in the immediately preceding sentence if the prohibition under applicable Law or the failure to give or obtain at or prior to the Closing was proximately caused by any Amber Entity’s breach of any covenant, agreement or obligation under this Agreement (including any of those set forth in Section 6.1), unless such breach is, for purposes of this Section 6.15(a) and, if applicable, Section 8.3(a), waived by ARYA, and (B) this Section 6.15(a) shall not be construed as limiting, modifying or otherwise affecting any of the other covenants or agreements of the Amber Entities under this Agreement to the extent such covenants or agreements require performance at or prior to the Closing.

(b)         With respect to each Non-Assignable Asset, (i) from and after the Closing, Amber GT Parent and Amber GT shall, and shall cause their Affiliates to, use reasonable best efforts to give, or cause to be given, or to obtain, or cause to be obtained, each Consent required to contribute, grant, assign, transfer, convey or deliver, as applicable, such Non-Assignable Asset and (ii) upon obtaining or giving any Consent of the type described in clause (i), the applicable Non-Assignable Asset shall be deemed to have been automatically contributed, granted, assigned, transferred, conveyed or delivered, as applicable, to the Company (or, in the sole discretion of ARYA, any Affiliate thereof) on the terms set forth in this Agreement for no additional consideration without the requirement of any further action of ARYA or any of its Affiliates, as of the Closing, except to the extent the date of such Consent is deemed by applicable Law to have occurred on another date or is otherwise consented to in writing by ARYA to have occurred as of another date, in which case, as of such date. ARYA shall, and shall cause its pertinent Affiliates to, at the sole cost and expense of Amber GT Parent, reasonably cooperate with Amber GT Parent and Amber GT in connection with the foregoing. Notwithstanding the foregoing, in no event shall (A) ARYA or any its Affiliates be required to make any payments to secure any such Consent or amend, modify or supplement any Contract to which such Consent may relate, or (B) Amber GT Parent, Amber GT or any of their respective Affiliates amend, modify or supplement any Contract to which such Consent may relate without ARYA’s prior written consent.

(c)         From and after the Closing until a Non-Assignable Assets is contributed, granted, assigned, transferred, conveyed or delivered, as applicable, as provided in Section 6.15(b), each of Amber GT Parent and Amber GT shall, and shall cause their respective Affiliates to, (i) provide the Company and its Affiliates the maximum allowable use of the Non-Assignable Assets, including by establishing an agency type or similar arrangement reasonably satisfactory to ARYA under which the Company and its Affiliates would obtain the claims, rights and benefits and assume the corresponding liabilities and obligations with respect thereto (including by means of any subcontracting, sublicensing or subleasing arrangement) and (ii) exercise, enforce and exploit, only at the direction of ARYA and for the benefit of the Company and Affiliates, any and all claims, rights and benefits of Amber GT Parent, Amber GT or any of their respective Affiliates under or with respect to, or arising in connection with, such Non-Assignable Asset to the extent permitted by applicable Law. Except to the extent expressly prohibited by applicable Law, Amber GT Parent shall hold in trust for and pay to the Company (or, in the sole discretion of ARYA, any Affiliate thereof) promptly upon receipt thereof, all income, proceeds and other monies received by Amber GT Parent, Amber GT or any of their Affiliates in respect of any such Non-Assignable Asset, in each case, without any interest; provided that ARYA shall reimburse Amber GT Parent for any and all reasonable, documented and out-of-pocket costs, fees, expenses and amounts, other than to the extent constituting Excluded Liabilities, that are incurred by Amber GT solely as a result of any arrangement contemplated by this Section 6.15(c). Each of the Parties intend that, as of Closing, for applicable tax purposes, the Company should be treated as the beneficial owner of each Non-Assignable Asset (and shall have the benefits and burdens of such beneficial ownership). and the Parties shall file all Tax Returns in a manner consistent with such intention.

(d)         Prior to the Closing, (i) ARYA and Amber GT Parent shall each use commercially reasonable efforts to, effective as of the Closing, have Amber GT Parent and any of its Affiliates (other than, for the avoidance of doubt, the Business Entities) removed as guarantor of or obligor of Liabilities arising after the Closing with respect to the matter set forth on Section 6.15(d) of the Amber Disclosure Schedules (the “Existing Amber Guaranty”) and (ii) to the extent required to obtain a release of Amber GT Parent or any of its Affiliates (other than, for the avoidance of doubt, the Business Entities) as a guarantor of or obligor of Liabilities arising after the Closing under the Existing Amber Guaranty, ARYA shall execute a guarantee agreement, in a form and substance reasonable acceptable to ARYA and effective as of the Closing, with respect to ARYA being a guarantor of Liabilities in respect of the Existing Amber Guaranty to the extent arising after the Closing. If the actions contemplated by the preceding sentence are not completed at or prior to the Closing, then (x) ARYA and Amber GT Parent shall each use commercially reasonable efforts to, as promptly as practicable after the Closing, have Amber GT Parent and any of its Affiliates (other than, for the avoidance of doubt, the Business Entities) removed as guarantor of or obligor of Liabilities arising after the Closing with respect to the Existing Amber Guaranty and (ii) to the extent required to obtain a release of Amber GT Parent or any of its Affiliates (other than, for the avoidance of doubt, the Business Entities) as a guarantor or obligor of Liabilities arising after the Closing under the Existing Amber Guaranty, ARYA shall execute a guarantee agreement, in a form and substance reasonably acceptable to ARYA, with respect to ARYA being a guarantor of Liabilities in respect of the Existing Amber Guaranty to the extent arising after the Closing, and (y) ARYA shall, from and after the Closing, indemnify, defend and hold harmless Amber GT Parent or its Affiliates, as applicable, against or from any Liability arising out of or resulting from the Existing Amber Guaranty following the Closing to the extent provided in, and in accordance with, Section 10.3 and the other applicable provisions in Article X. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, (A) in no event shall (i) ARYA or any its Affiliates be required to make any payments or other concessions, or otherwise amend, modify or supplement any Contract related to the Existing Amber Guaranty, in order to remove Amber GT Parent or any of its Affiliates as a guarantor or obligor with respect to the Existing Guaranty as contemplated by this Section 6.15(d) or, as applicable, otherwise in connection with ARYA becoming a guarantor in respect of the Existing Amber Guaranty as contemplated by this Section 6.15(d), except, for the avoidance of doubt, for any amendments, modifications or supplements to any such Contract solely to the extent that it removes Amber GT Parent or its Affiliates as a guarantor or obligor of, or substitutes ARYA in respect of, the applicable Liabilities with respect to the Existing Amber Guaranty as expressly contemplated by this Section 6.15(d), and (ii) Amber GT Parent or any of its Affiliates take any of the actions contemplated by clause (i), except for any payments that are paid in full by Amber GT Parent or its Affiliates, and (B) for the avoidance of doubt, in no event shall ARYA or any of its Affiliates have any obligations or Liabilities with respect to any Excluded Liabilities.

6.16         Misallocated Assets. Subject to Section 6.15 and Section 6.17, following the Closing, in the event that any Party becomes aware that (a) record or beneficial ownership or possession of any asset that is a Contributed Business Asset has not been contributed, granted, assigned, transferred, conveyed or, as applicable, delivered by the applicable Amber Entity or its Affiliates to a Business Entity or any of its Affiliates at or prior to the Closing, or that any Assumed Business Liability has not been assumed by a Business Entity or any of its Affiliates at or prior to the Closing, or (b) record or beneficial ownership or possession of an asset that is not a Contributed Business Asset has been contributed, granted, assigned, transferred, conveyed or delivered, as applicable, by Amber GT Parent or any of its Affiliates to the Company or one of its Affiliates at or prior to the Closing, or that any Excluded Liability has been erroneously assumed by the Company or any of its Affiliates at or prior to the Closing, then it shall promptly notify, in the case of Amber GT Parent or Amber GT, ARYA or, in the case of ARYA or the Company, Amber GT Parent, and the Parties shall thereafter reasonably cooperate to, as promptly as practicable, (i) contribute, grant, assign, transfer convey or deliver (or cause to be contributed, granted, assigned, transferred, conveyed or delivered), as applicable, without consideration the relevant asset to the Company or an Affiliate thereof designated by ARYA in writing or Amber GT Parent or an Affiliate thereof designated by Amber GT Parent in writing, as applicable, or (ii) cause the relevant Liability to be assumed by the Company or an Affiliate thereof designated by ARYA in writing or Amber GT Parent or an Affiliate thereof designated by Amber GT Parent in writing, as applicable, in each case pursuant to this Agreement.

6.17         Shared Contracts. Except as otherwise agreed by Amber GT Parent and ARYA in writing or as otherwise expressly provided in this Agreement or any of the Additional Agreements, until the expiration date of any Specified Shared Contract, the Parties shall (and shall cause their respective Affiliates to) use reasonable best efforts to obtain or structure an arrangement for the Company and its Affiliates to, from and after the Closing, obtain the claims, rights and benefits, and assume the corresponding Liabilities and obligations thereunder (other than to the extent related to or arising out of any breach or other violation of such Specified Shared Contract at or prior to the Closing), of such portion of any such Specified Shared Contract that is related to or arising out of the Business with terms and conditions materially similar to those terms and conditions applicable as of the date hereof or, if entered into after the date hereof, as of immediately prior to the Closing, as reasonably determined by Amber GT Parent and ARYA in good faith. With respect to Shared Contractual Liabilities pursuant to, under or relating to any Specified Shared Contract, such Shared Contractual Liabilities shall be allocated between Amber GT Parent and the Company as follows: (a) if a liability is incurred solely in respect of either the Business or the other businesses of Amber GT Parent or any of its Affiliates, such liability shall be allocated to the Company or an Affiliate thereof designated in writing by ARYA (in respect of the Business) or Amber GT Parent (in respect of the other businesses of Amber GT Parent or any of its Affiliates); and (b) if a liability cannot be so allocated under clause (a), such liability shall be allocated to Amber GT Parent or the Company or an Affiliate thereof designated in writing by ARYA, as the case may be, based on the relative proportion of total benefit received by the Company or any of its Affiliates in respect of the Business and Amber GT Parent or any of its Affiliates in respect of its other businesses under the relevant Specified Shared Contract, as reasonably determined in good faith by Amber GT Parent and ARYA. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) Amber GT Parent or ARYA, as applicable, shall be responsible for any or all Liabilities arising from its (or its Affiliates’) direct or indirect breach of any Specified Shared Contract and (ii) from and after the Closing, except as required by applicable Law or with the prior written consent of ARYA (not to be unreasonably withheld, condition or delayed), Amber GT Parent shall not, and shall cause its Affiliates not to, (A) amend or modify in a manner that is adverse to ARYA, any of its Affiliates or the Business in any material respect or terminate any Specified Shared Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Specified Shared Contract pursuant to its terms), or (B) waive any material benefit or right under any Specified Shared Contract to the extent related to the Business.

6.18         Restrictive Covenants.

(a)         Amber GT Parent covenants and agrees that, during the period beginning as of the Closing Date and ending on the twelve (12) month anniversary thereof (the “Restrictive Covenant Period”), other than with respect to the arrangements set forth in the Co-Development and Commercialization Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly, (i)  acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or in any manner engage in the Business (collectively, the “Restricted Business”) anywhere in the world, (ii) conduct or engage in a Competing Business or (iii) take any action that is designed or intended to have the effect of discouraging any licensor, client, supplier, vendor, customer or other business relation of the Business from maintaining the same business relationships with the Company or any of its Affiliates after the Closing as it maintained with such Person prior to the Closing or at any time during the Restrictive Covenant Period. Notwithstanding the foregoing, (A) direct or indirect ownership of less than five percent (5%) of the outstanding Equity Securities of a publicly traded corporation shall not, in and of itself, be deemed to be engaging in the Restricted Business or otherwise constitute a violation of this Section 6.18(a) and (B) this Section 6.18(a) shall not prohibit or otherwise restrict Amber GT Parent from entering into or consummating an Amber GT Parent Change of Control Transaction; provided that, from and after the consummation of any such Amber GT Parent Change of Control Transaction and continuing until the end of the Restrictive Covenant Period, the restrictions set forth in this Section 6.18(a) shall continue to apply to Amber GT Parent and its controlled Affiliates (but not, for the avoidance of doubt, the acquiring Person(s) or any of its or their Affiliates as of immediately prior to the consummation of such Amber GT Parent Change of Control Transaction).

(b)         ARYA covenants and agrees that, during the Restrictive Covenant Period, other than with respect to the arrangements set forth in the Co-Development and Commercialization Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly, (i)  acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or in any manner engage in the Retained Business anywhere in the world, (ii) conduct or engage in a Competing Business or (iii) take any action that is designed or intended to have the effect of discouraging any licensor, client, supplier, vendor, customer or other business relation of the Retained Business from maintaining the same business relationships with Amber GT or any of its Affiliates after the Closing as it maintained with such Person prior to the Closing or at any time during the Restrictive Covenant Period (it being understood and agreed, for the avoidance of doubt, that this clause (iii) shall in no event limit or affect the ability of ARYA or any of its Affiliates from operating or conducting the Business or otherwise having relationships, arrangements or agreements with any such licensor, client, supplier, vendor, customer or other business relation related to the conduct or operation of the Business following the Closing). Notwithstanding the foregoing, (A) direct or indirect ownership of less than five percent (5%) of the outstanding Equity Securities of a publicly traded corporation shall not, in and of itself, be deemed to be engaging in the Retained Business or otherwise constitute a violation of this Section 6.18(b) and (B) this Section 6.18(b) shall not prohibit or otherwise restrict ARYA from entering into or consummating an ARYA Change of Control Transaction; provided that, from and after the consummation of an ARYA Change of Control Transaction and continuing until the end of the Restrictive Covenant Period, the restrictions set forth in this Section 6.18(b) shall continue to apply to ARYA and its controlled Affiliates (but not, for the avoidance of doubt, the acquiring Person(s) or any of its or their Affiliates as of immediately prior to the consummation of such ARYA Change of Control Transaction).

(c)         Neither Section 6.18(a) or Section 6.18(b) shall be deemed breached as a result of the ownership by either Amber GT Parent or any of its Affiliates, or ARYA or any of its Affiliates, as applicable, of any interest if such interest arises as a result of the acquisition following the Closing Date of a Person that engages, directly or indirectly, in a Competing Business; provided that (i) such acquisition is not undertaken for the purpose of evading the obligations under Section 6.18(a) or Section 6.18(b), as applicable, and (ii) the applicable Party complies with Section 6.18(d).

(d)         In the event that Amber GT Parent, ARYA or any of their Affiliates acquires during the Restricted Covenant Period any interest in a Person that engages, directly or indirectly, in a Competing Business, then Amber GT Parent or ARYA, as applicable, shall, or shall cause any such acquiring Affiliate to, divest the Competing Business so acquired as promptly as practicable (but in any event within twelve (12) months of such acquisition).

(e)         Amber GT Parent covenants and agrees that, during the Restrictive Covenant Period, Amber GT Parent shall not, and shall cause its Affiliates not to, directly or indirectly, (i) solicit, recruit, induce or encourage or attempt to solicit, recruit, induce or encourage any Transferred Employee to leave the employ of the Company or any of its Affiliates, (ii) hire, employ or otherwise engage any Transferred Employee or (iii) in any other way adversely interfere with the relationship between any Business Entity or any of its Affiliates, on the one hand, and any Transferred Employee, on the other; provided, however, that the foregoing shall not prohibit (A) any Person from making general employment solicitations, such as through advertisements in publicly available media, so long as such general employment solicitations are not specifically targeted at any employee or other service provider of any Business Entity or its Affiliates and no Transferred Employee is hired or engaged as a result thereof or (B) Amber GT Parent or any of its Affiliates from hiring any Transferred Employee within six (6) months following the date of such individual’s termination of employment with the Company or any of its Affiliates following the Closing Date, so long as such individual was not solicited, recruited, induced or encouraged in violation of this Section 6.18(e).

(f)         ARYA covenants and agrees that, during the Restrictive Covenant Period, ARYA shall not, and shall cause its Affiliates not to, directly or indirectly, (i) solicit, recruit, induce or encourage or attempt to solicit, recruit, induce or encourage any Retained Employee to leave the employ of Amber GT Parent or any of its Affiliates, (ii) hire, employ or otherwise engage any Retained Employee or (iii) in any other way adversely interfere with the relationship between Amber GT Parent or any of its Affiliates, on the one hand, and any Retained Employee, on the other; provided, however, that the foregoing shall not prohibit (A) any Person from making general employment solicitations, such as through advertisements in publicly available media, so long as such general employment solicitations are not specifically targeted at any employee or other service provider of any Business Entity or its Affiliates and no Retained Employee is hired or engaged as a result thereof or (B) ARYA or any of its Affiliates from hiring any Retained Employee within six (6) months following the date of such individual’s termination of employment with Amber GT Parent or any of its Affiliates following the Closing Date, so long as such individual was not solicited, recruited, induced or encouraged in violation of this Section 6.18(f).

(g)         Notwithstanding anything to the contrary in this Section 6.18, at any time after the date of this Agreement (i) to the extent that any Transferred Employee submits a bona fide request for a transfer from the Company to Amber GT Parent or any of its Affiliates and such request is not the result of a violation of Section 6.18(e), Amber GT Parent shall be permitted to engage with any such Transferred Employee with respect to an offer of employment with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed) and (ii) to the extent that any Retained Employee submits a bona fide request for a transfer from Amber GT Parent to the Company or any of its Affiliates and such request is not the result of a violation of Section 6.18(f), ARYA shall be permitted to engage with any such Retained Employee with respect to an offer of employment with the prior written consent of Amber GT Parent (not to be unreasonably withheld, conditioned or delayed), and in each case, Amber GT Parent and ARYA shall cooperate in good faith to facilitate any such requests.

(h)         If the final judgment of a court of competent jurisdiction declares that any term or provision set forth in this Section 6.18 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 6.18 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The Parties intend that the agreements, covenants and obligations set forth in this Section 6.18 shall be deemed to be a series of separate covenants, one for each county or province of each and every state, commonwealth, territory or jurisdiction of each county or province anywhere in the world and one for each month of the Restrictive Covenant Period or other applicable period of time (if any), as applicable.

(i)         In the event of a breach or violation of any of the covenants, agreements or obligations in this Section 6.18, the Restrictive Covenant Period shall be tolled until such breach or violation has been duly cured, to the extent such breach or violation is curable.

6.19         Related Party Transactions. Except for the Contracts and other arrangements set forth on Section 6.19 of the Amber Disclosure Schedules or as otherwise expressly provided for under any Additional Agreement, at or prior to the Closing, all Contracts, payables, receivables, Liabilities, obligations and arrangements between any Business Entity, on the one hand, and Amber GT Parent or any of its Affiliates (other than, for the avoidance of doubt, any Business Entity), on the other hand, and any other Amber Related Party Transactions shall be terminated, settled, eliminated or cancelled, as applicable, in each case in a manner reasonably satisfactory to ARYA.

6.20         Insurance Coverage.

(a)         Except as otherwise expressly provided in this Agreement (including, for the avoidance of doubt, the immediately subsequent sentence) or any Additional Agreement, from and after the Closing, the Company and its Affiliates shall be responsible for obtaining and maintaining replacement insurance coverage for the Business, the Contributed Business Assets and the Business Entities. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) with respect to any facts, events, circumstances or occurrences, known or unknown, related to or arising out of the Business, the Contributed Business Assets or the Transferred Employees that occurred (in whole or in part) prior to the Closing that are covered by or insured under any occurrence based policies (including self-insurance) or any workers’ compensation insurance policies or comparable workers’ compensation self-insurance, state or country programs of Amber GT Parent or any of its Affiliates, the Company and its Affiliates may make claims, to the extent such claims relate to or arise out of facts, events, circumstances or occurrences occurring prior to the Closing, under any such policies and programs, and (ii) Amber GT Parent shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without any lapses in coverage, directors’, officers’, employees’ or similar liability insurance for the benefit of those Transferred Employees who are covered (whether directly, via endorsement or otherwise) by any such policies Amber GT Parent or any of its Affiliates in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing (provided that Amber GT Parent or its Affiliates may substitute any such existing polices with new policies that provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Transferred Employees covered thereby than) the coverage provided under such insurance policies in effect as of the date of this Agreement and any such substitution will not result in any lapses in coverage), and the Company, its Affiliates and any such Transferred Employees may make claims, relate to or arise out of facts, events, circumstances or occurrences occurring at or prior to the Closing, under any such policies described in this clause (ii). Amber GT Parent shall, and shall cause its Affiliates to, (A) take such actions as may be reasonably requested by ARYA or the Company or, in the case of clause (ii), any applicable Transferred Employee in connection with the tendering of such claims to the applicable insurers under such policy or program, the pursuit of such claims or the collection of any Losses, to the extent available under such policy or program and (B) provide the Company or an Affiliate thereof or, in the case of clause (ii), any applicable Transferred Employee designated in writing by ARYA with the proceeds it realizes with respect to such claims.

(b)         If Amber GT Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Amber GT Parent shall assume all of the obligations set forth in this Section 6.20. The Transferred Employees that are entitled to insurance coverage set forth in Section 6.20(a)(ii) are intended to be third-party beneficiaries of such subsection and the related provisions of this Section 6.20.

6.21         Lien Releases. Prior to the Closing Date, Amber GT Parent shall deliver, or cause to be delivered, to ARYA evidence of (i) the termination and release, effective as of the Closing, of all Liens (other than Permitted Liens) relating to the Contributed Business Assets and the Business Entities and (ii) the filing of all documents (including UCC-3 or equivalent termination statements) necessary to effectuate, evidence or reflect in the public record the termination and release, effective as of the Closing, of all such Liens, in each case, in form and substance reasonably satisfactory to ARYA.

6.22         Litigation Support.

(a)         From and after the Closing, if and for so long as ARYA or any of its Affiliates is prosecuting, contesting or defending any Action by or against a third party in connection with any fact, situation, circumstance or transaction relating to, in connection with or arising from any Excluded Assets or Excluded Liabilities or the pre-Closing conduct of the Business or operation of the Contributed Business Assets, then Amber GT Parent shall, and shall cause its Representatives to, reasonably cooperate with ARYA and its Representatives in such prosecution, contest or defense, including using commercially reasonable efforts to make available its pertinent personnel, participate in meetings, provide such testimony and access to their pertinent books and records and take such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense. From and after the Closing, Amber GT Parent hereby agrees to cause the Company or one of its Affiliates to be substituted or take similar actions, to the extent permitted by applicable Law, for the Company or one of its Affiliates to be substituted in any and all Actions of the type described in Section 1.92(k) or any and all Actions that primarily relate to or would constitute, as applicable, Assumed Business Liabilities (it being understood and agreed, for the avoidance of doubt, that in no event shall the Company or any of its Affiliates have any obligations or liabilities with respect to any Excluded Liabilities).

(b)         From and after the Closing, if and for so long as Amber GT Parent or any of its Affiliates is defending any Action by or against a third party in connection with any fact, situation, circumstance or transaction relating to, in connection with or arising from any Contributed Business Assets or Assumed Business Liabilities or the post-Closing conduct of the Business or operation of the Contributed Business Assets, then ARYA shall, and shall cause its pertinent Representatives to, reasonably cooperate with Amber GT Parent and its Representatives, at Amber GT Parent’s sole expense, in such defense, including using commercially reasonable efforts to make available its pertinent personnel, participate in meetings, provide such testimony and access to their books and records and take such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense.

(c)         Notwithstanding Section 6.22(a), Section 6.22(b) or anything to the contrary in this Agreement, (i) this Section 6.22 shall not be applicable (A) to any indemnification claim under Article X which shall be governed by the terms and subject to the conditions set forth in Article X (and not this Section 6.22), or any Action brought by any Party or any of its Affiliates against any other Party or any of its Affiliates (whether under this Agreement, any Additional Agreement or otherwise) or (B) to any third-party claim with respect to Taxes, which shall be governed by Section 6.12(a), (ii) in no event shall ARYA be required to provide any cooperation pursuant to Section 6.22(b) if such Action, directly or indirectly, relates to or arises out of any breach or failure by Amber GT Parent or any its Affiliates to perform or comply with any of their respective covenants or agreements set forth in this Agreement, any Additional Agreement or any Contract entered into by Amber GT Parent or any of its Affiliates, on the one hand, and ARYA or any of its Affiliates, on the other hand, following the Closing and (iii) in the event that ARYA or any of its Affiliates is also the subject of any Action described in Section 6.22(b), then Amber GT shall, and shall cause its pertinent Representatives, to reasonably cooperate with ARYA and its Representatives in the same manner described therein.

6.23         Cooperation Regarding Financial Statements and Related Information.

(a)         Amber GT Parent shall deliver, or cause to be delivered, to ARYA, as promptly as practicable following the date of the relevant financial statement or other applicable period, the Closing Company Financial Statements. The Closing Company Financial Statements (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which are individually or in the aggregate material) and the absence of notes thereto), (ii) will fairly present in all material respects the financial position, results of operation and cash flows of the Business for the period indicated therein, (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Business’ auditor and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of such delivery, at the time of filing the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement.

(b)         Each Amber Entity shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any Amber Entity, ARYA in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by ARYA with the SEC in connection with the transactions contemplated by this Agreement or any Additional Agreement and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

(c)         From and after the Closing, ARYA shall, as promptly as practicable following written request by Amber GT Parent, cooperate with Amber GT Parent and use its commercially reasonable efforts to provide to Amber GT Parent, at Amber GT Parent’s sole cost and expense, all reports, documentation or other information in ARYA’s possession or control that are reasonably requested in writing by Amber GT Parent and (i) are necessary, to the extent required by U.S. securities laws or rules or regulations of the SEC, to consolidate the financial statements of the Business Entities with those of Amber GT Parent, in each case to permit Amber GT Parent to include such information in its periodic filings and other reports with the SEC or (ii) are otherwise necessary for Amber GT Parent to comply with any requirement under the U.S. securities laws with respect to its interests in ARYA, including any financial statements required by Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

6.24         Transition Committee. As promptly as practicable following the date hereof, ARYA and Amber GT Parent shall establish a transition planning team (the “Transition Committee”), composed of (i) two (2) individuals designated by ARYA and (ii) two (2) individuals designated by Amber GT Parent. Subject to applicable Law, the Transition Committee shall, beginning as promptly as practicable following the date hereof and continuing until the Closing, discuss and plan for the transition concerning the operations and conduct of the Business after the Closing (including with respect to information technology transition and migration) and in connection therewith and without limiting the generality of the foregoing, shall meet from time to time as reasonably requested by any member thereof. The Parties acknowledge and agree that (x) in no event shall the implementation of any transition plan (other than, for the avoidance of doubt, the Pre-Closing Reorganization) affect the timing of, or be a condition to, the Closing or affect or otherwise modify any other covenants, agreements or obligations under this Agreement or any Additional Agreement and (y) the Transition Committee shall be terminated at the Closing.

6.25         Intellectual Property License

(a)         Effective as of the Closing, Amber GT Parent hereby grants (on its own behalf and on behalf of each of its Affiliates) to the Company a non-exclusive, royalty-free and fully paid-up (subject to the terms hereof), worldwide, perpetual, irrevocable and non-terminable, right and license to use, practice and otherwise exploit any and all Licensed Intellectual Property solely in conduct of the Business and any natural evolutions and extensions thereof within the field of Gene Therapy, or otherwise within the field of Gene Therapy (the “Intellectual Property License”).

(b)         The Intellectual Property License includes have made rights (as applicable), and the Company shall have the right to grant sublicenses (through multiple tiers) under the Intellectual Property License to (i) its Affiliates, and (ii) to any Person within the field of Gene Therapy in connection with the operation of the Business by the Company or its Affiliate, provided that in the case of this item (ii) such sublicense is in furtherance of the Business of the Company and its Affiliates and any natural evolutions or extensions thereof but not for the independent use of any such third party. The Intellectual Property License shall be transferrable in whole or in part to its Affiliates or in connection with the sale of transfer of substantially all of the assets related to the Business.

(c)         Under the Intellectual Property License, as between the Parties, Amber GT Parent shall have the exclusive right (but not the obligation) to control the filing, prosecution, maintenance and enforcement, and to bring or elect not to bring any proceedings to enforce, the Licensed Intellectual Property, at its own expense, and to recover any and all damages or other amounts with respect thereto. The Company shall (and shall cause its Affiliates), at the Company’s expense, to cooperate with the Company in connection with any such enforcement or proceeding. Amber GT Parent shall obtain from its Affiliates the necessary rights to grant to the Company the Intellectual Property License and the rights thereunder.

(d)           For purposes of this Section 6.25, the following terms shall have the following meanings:

(i)            “Licensed Intellectual Property” means any and all (a) Patents, (b) Copyrights (whether or not registered or applied for) and (c) Know-How, in each case (in respect of the foregoing (a) through (c)) to the extent owned and Controlled by Amber GT Parent or any of its Affiliates (other than Trademarks and Contributed Business IP) as of the Closing that is used or held for use in the conduct of the Business as currently conducted and as currently proposed to be conducted by the Amber Entities and their Affiliates; and

“Controlled” means, with respect to any Intellectual Property, that Amber GT Parent or its applicable Affiliate has the legal right or authority as of the Closing, to grant to the Company the license and rights set forth in this Section 6.25 without a need to make payments to a Third Party related to such grant other than payments agreed by the Company for which the Company will reimburse Amber GT Parent, and without violating (i) the terms of any agreement or other arrangements with any Third Party existing as of the Closing or misappropriating the proprietary or trade secret information of a Third Party or (ii) any Law applicable to such license.

6.26         Philadelphia Facility Sublease. As promptly as practicable after the date hereof (and in any event prior to the Closing), Amber GT Parent and ARYA shall cooperate in good faith and shall each use their reasonable best efforts to finalize the Philadelphia Facility Sublease. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in no event shall ARYA or any of its Affiliates (including, from and after the Closing, any of the Business Entities) be required to make any payment or other concessions in connection with the Company becoming the sublessee thereunder other than (i) any required ordinary course deposit payments and (ii) all rental payment obligations due and owing with respect to the period from and after the Closing, in each case, payable by the Company pursuant to the terms of the Philadelphia Facility Sublease, and in no event shall Amber GT Parent or any of its Affiliates agree to any of the foregoing, except for any payments or concessions either paid or satisfied in full by Amber GT Parent prior to the Closing.

6.27        Co-Development and Commercialization Agreement. As promptly as practicable after the date hereof (and in any event prior to the Closing), Amber GT Parent and ARYA shall each negotiate in good faith and reasonably cooperate with the other to finalize the schedules to the Co-Development and Commercialization Agreement, and, without limiting the generality of the foregoing, each of Amber GT and ARYA shall, as promptly as practicable after the date hereof (and in any event prior to the Closing), mutually agree to the schedules to the Co-Development and Commercialization Agreement (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA).

Article VII
EMPLOYEE MATTER COVENANTS

7.1           Employee Matters Covenant.

(a)           Amber GT Parent shall provide an updated Business Employees List upon reasonable request by ARYA (and, in any event, no later than five (5) days prior to the Closing Date); provided that (i) any such update shall not (A) cause the aggregate number of individuals on such list to exceed 120 without the prior written consent of ARYA, (B) without limiting, and subject to, the covenants and agreements set forth in Section 6.1(b)(vii), Section 6.1(b)(xix) and Section 6.11, other than in the case of a resignation of an executive officer or termination of employment for cause of an executive officer, add any individual who will serve as an executive officer of the Company without the consent of ARYA (such consent not to be unreasonably withheld or delayed) or (C) remove any Business Employees unless such removal is the result of a termination of employment for cause or, solely in the case of any employee with total annualized compensation of less than $300,000 and that is not otherwise an Officer, performance related issues as determined reasonably and in good faith by Amber GT Parent and (ii) in no event will this Section 7.1(a) limit, modify or otherwise affect any of the other covenants, agreements or obligations of the Amber Entities hereunder (including those set forth in Section 6.1).

(b)           As part of the Pre-Closing Reorganization, and subject to Section 7.1(e), the Amber Entities shall, and shall cause their respective Affiliates, as applicable, to transfer the employment of each Business Employee who is not employed by a Business Entity (other than an Inactive Business Employee) to the Company or another Business Entity designated in writing by ARYA prior to the Closing Date. Each Business Employee who is actively employed by a Business Entity immediately prior to the Closing and who continues to be so employed as of immediately following the Closing shall be referred to herein as a “Transferred Employee.” Prior to the Closing, the Company and Amber GT Parent shall cause the Company to adopt employee welfare benefit plans that are substantially identical to those employee welfare benefit plans covering the Business Employees prior to the Closing, which plans shall provide coverage to the Transferred Employees in accordance with the requirements of this Section 7.1(b) from and after the Closing Date (as such plans may be amended or terminated from time to time by the Company following the Closing). For the one (1)-year period immediately following the Closing (or the date of the termination of the relevant Transferred Employee, if sooner), the Company or an Affiliate shall cause each Transferred Employee to be provided with (i) salary or wages and (ii) annual cash bonus opportunities and employee benefits (excluding equity-based compensation, special or one-time bonuses (including retention, change in control or similar bonuses), pension and retiree welfare benefits, and any deferral opportunity under any nonqualified deferred compensation plan), in each case, that are no less favorable in the aggregate to those provided to such Transferred Employees immediately prior to the Closing. The Company shall cause each Transferred Employee to receive credit for such Transferred Employee’s service with Amber GT Parent or an Affiliate prior to the Closing for purposes of eligibility, vesting and determination of the level of benefits under any plan providing 401(k) benefits, severance, vacation or paid time off in which such Transferred Employee participates following the Closing to the same extent such service was recognized by Amber GT Parent or an Affiliate immediately prior to the Closing for the same purpose under the analogous Employee Benefit Plan; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or compensation with respect to the same period of service.

(c)           Each Business Employee who is not actively at work as of the Closing Date due to short or long term disability leave, workers’ compensation, family or medical leave, military leave or another approved leave of absence, which such other approved leave of absence was either commenced prior to the date hereof or is approved by ARYA (such approval not to be unreasonably withheld, conditioned or delayed) (excluding regularly scheduled vacation or paid time off) (each, an “Inactive Business Employee”) shall become and remain an employee of Amber GT Parent or one of its Affiliates until and unless the Inactive Business Employee becomes available for and able to return to active work within the one hundred eighty (180) days following the Closing Date (or such longer period as required by applicable Law), at which time a Business Entity shall offer employment to such Inactive Business Employee (meeting the standards set forth in Section 7.1(a)) effective upon the date such Inactive Business Employee is available for and able to return to active work, and any such Inactive Business Employee who then returns to work and accepts and actually commences employment with the Company or its Affiliate shall be considered a Transferred Employee for purposes of this Agreement; provided that, if any such Inactive Business Employee becomes a Transferred Employee, then the Company shall reimburse Amber GT Parent and its Affiliates for all documented and out-of-pocket costs and amounts paid by Amber GT Parent and its Affiliates in respect of the provision of benefits and compensation in respect of any Inactive Business Employee with respect to the period from the Closing Date until the date that such Inactive Business Employee returns to work.

(d)           Prior to the Closing, the Company and Amber GT Parent shall adopt or cause to be adopted a tax qualified defined contribution 401(k) plan sponsored by the Company (the “Company 401(k) Plan”) and any trust agreements or other plan documents reasonably necessary for the operation of such plan and shall cause trustees to be appointed for such plan. In accordance with applicable Law, the Company and Amber GT Parent shall cause, in the manner described herein, the accounts under the tax qualified 401(k) plan of Amber GT Parent (the “Parent 401(k) Plan”) of each Business Employee who is not an Inactive Business Employee to be transferred to the Company 401(k) Plan prior to or as soon as practicable after the Closing Date. On such date of transfer, (i) Amber GT Parent shall cause the accounts (including any outstanding loan balances) of each such Business Employee and in the Parent 401(k) Plan to be transferred to the Company 401(k) Plan and its related trust, (ii) the Company 401(k) Plan shall assume and be solely responsible for all Liabilities under the Parent 401(k) Plan relating to the accounts that are so transferred as of the time of such transfer, and (iii) the Company shall cause such transferred accounts to be accepted by the Company 401(k) Plan and its related trust and shall cause the Company 401(k) Plan to satisfy all protected benefit requirements under the Code and applicable Law with respect to the transferred accounts. Prior to the Closing, Amber GT Parent shall have made to the Company 401(k) Plan all employer contributions that would otherwise be made but for the transactions contemplated by this Agreement, pro-rated for the portion of the plan year ending as of the Closing and shall have paid all associated costs incurred in connection with such contributions. In determining whether a Business Employee is vested in his or her account under the Company 401(k) Plan, the Company 401(k) Plan shall credit each applicable Business Employee with all the individual’s service credited under the Parent 401(k) Plan. Participants in the Parent 401(k) will not be treated as having experienced a termination of service for purposes of such plans as a result of the transactions contemplated by this agreement.

(e)           Except for the Employee Benefit Plans listed on Section 7.1(e) of the Amber Disclosure Schedules, Amber GT Parent and its Affiliates (other than the Business Entities) shall assume and retain sponsorship of, and be solely responsible for all Liabilities relating to or at any time arising under or in connection with or pursuant to any Employee Benefit Plans or any other benefit or compensation plan, program, policy, agreement, contract or arrangement of any kind at any time maintained, sponsored, or contributed to or required to be contributed to by Amber GT Parent or any of its Affiliates (including the Business Entities) or under or with respect to which Amber GT Parent or any of its Affiliates (including the Business Entities) has any Liability. From and after the Closing Date, the Company shall credit each Transferred Employee with the accrued and unused vacation time which the Business Employee had earned prior to the Closing with Amber GT Parent or an Affiliate for one (1) year following the Closing, and permit such vacation time to be used in a manner consistent with the current Amber GT Parent policy.

(f)            Amber GT Parent and its Affiliates (other than the Business Entities) shall be solely responsible for any obligation arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9) with respect to qualifying events occurring on or prior to the Closing.

(g)           Amber GT Parent shall, and shall cause its Affiliates to, use its commercially reasonable efforts to ensure that any foreign national who has work authorization pursuant to a non-immigrant visa status in order to work for the Amber Entities in his or her current position may continue to work in such position as a Transferred Employee on the Closing Date.

(h)           During the period prior to the Closing Date, Amber GT Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to make Business Contractors available to ARYA for the purpose of allowing ARYA to interview each such Business Contractor and determine the nature and extent of each such person’s continuation with ARYA, if any. Amber GT Parent shall, and shall cause its Affiliates to, provide to ARYA contact information for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying and transferring such contingent work force to the extent requested by ARYA.

(i)            No provision of this Agreement shall (i) create any right in any individual to continued employment by any Party or preclude the ability of any Party to terminate the employment of any employee for any reason, (ii) confer upon any employee any rights or remedies under or by reason of this Agreement or (iii) be treated as an amendment to any particular employee benefit plan of any Party.

7.2           No Third-Party Beneficiaries. This Article VII is solely for the benefit of the Parties and is not intended to confer upon any other Persons (including any Business Employee or any other employee, former employee, participant in any Employee Benefit Plan or any spouse, dependent or other beneficiary thereof) any rights or remedies whatsoever, including any third-party beneficiary rights by reason of this Article VII. Nothing in this Article VII, express or implied, shall: (a) limit the ability of Amber GT Parent, the Company, ARYA or any of their respective Subsidiaries or Affiliates from terminating the employment of any employee (including any Business Employee or Business Contractor) prior to or after the Closing; (b) be construed to establish, amend or modify any Employee Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement; or (c) limit the ability of Amber GT Parent or any of its Affiliates (including following the Closing any Business Entity) to amend, modify or terminate any benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

Article VIII
CONDITIONS TO CLOSING

8.1           Conditions to the Obligations of the Parties. The obligations of all of the Parties to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, the waiver of the following conditions:

(a)           The waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable.

(b)           No Law or Order of an Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect that prohibits or prevents the consummation of the transactions contemplated by this Agreement.

(c)           The Required ARYA Shareholder Approval shall have been obtained.

(d)           The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

(e)           After giving effect to the transactions contemplated hereby (including the funding of the PIPE Investment) ARYA shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing.

(f)            ARYA’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Closing, ARYA shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and ARYA shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the ARYA Class A Shares (including the ARYA Class A Shares to be issued hereunder) shall have been approved for listing on Nasdaq.

(g)           The Aggregate Closing Transaction Proceeds shall be equal to or greater than $300,000,000.

8.2           Conditions to Obligations of ARYA. The obligation of ARYA to consummate the Closing is subject to the satisfaction, or, if permitted by applicable Law, the waiver, of the following further conditions:

(a)           The Amber Entities shall have performed and complied in all material respects with all of their respective covenants and agreements hereunder required to be performed by them at or prior to the Closing.

(b)           (i) All of the representations and warranties of the Amber Entities (other than the Amber Fundamental Representations), in each case disregarding all qualifications and exceptions set forth herein relating to materiality or Amber Material Adverse Effect, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided that to the extent that any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct as of such earlier date), except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Amber Material Adverse Effect; (ii) the representations and warranties set forth in Sections 4.2(a) through Section 4.2(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided that, to the extent that any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date); (iii) the representations and warranties set forth in Section 4.7(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided, however, that this clause (iii) shall be deemed to be satisfied if no Amber Material Adverse Effect is continuing); and (iv) all of the Amber Fundamental Representations (other than the representations and warranties in Sections 4.2(a) through Section 4.2(c) and Section 4.7(a)), in each case disregarding all qualifications and exceptions set forth herein relating to materiality or Amber Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided that, to the extent that any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct in all material respects as of such earlier date);

(c)           Since the date of this Agreement, there shall have been no Amber Material Adverse Effect that is continuing.

(d)           At or prior to the Closing, the Amber Entities shall have delivered, or cause to be delivered, the following documents or agreements to ARYA:

(i)            a certificate duly executed by an authorized officer of Amber GT Parent to the effect that the conditions set forth in clauses (a) through (c) of this Section 8.2 are satisfied, in a form and substance reasonably satisfactory to ARYA;

(ii)           the Transition Services Agreement duly executed by Amber GT Parent, Amber GT and their Affiliates identified therein and the Company and the other Business Entities identified therein;

(iii)          the Co-Development and Commercialization Agreement duly executed by Amber GT Parent and its Affiliates identified therein and the Company and the other Business Entities identified therein;

(iv)          the Tax Receivables Agreement duly executed by Amber GT and its Affiliates identified therein and the Company;

(v)           the A&R Company LLC Agreement duly executed by the Company and Amber GT;

(vi)          the Philadelphia Facility Sublease duly executed by Amber GT Parent and the Company; and

(vii)         the Director Nomination Agreement duly executed by Amber GT Parent.

(e)           The Pre-Closing Reorganization shall have been consummated in accordance with the applicable terms of this Agreement.

8.3           Conditions to Obligations of the Amber Entities. The obligations of the Amber Entities to consummate the Closing are subject to the satisfaction, or, if permitted by applicable Law, the waiver of all the following further conditions:

(a)           ARYA shall have performed and complied in all material respects with all of its covenants and agreements hereunder required to be performed by it at or prior to the Closing.

(b)           (i) All of the representations and warranties of ARYA (other than the ARYA Fundamental Representations), in each case disregarding all qualifications and exceptions set forth herein relating to materiality or ARYA Material Adverse Effect, shall be true and correct in all respects of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided that, to the extent that any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct as of such earlier date), except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an ARYA Material Adverse Effect; (ii) the representations and warranties set forth in Section 5.16 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (ii) shall be deemed to be satisfied if no ARYA Material Adverse Effect is continuing; and (iii) all of the ARYA Fundamental Representations (other than the representations and warranties set forth in Section 5.16), in each case disregarding all qualifications and exceptions set forth herein relating to materiality or ARYA Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (provided that, to the extent that any such representation and warranty is made as of an earlier date, such representation and warranty shall be true and correct in all material respects as of such earlier date).

(c)           At or prior to the Closing, ARYA shall have delivered, or cause to be delivered, the following documents or agreements to the Amber Entities:

(i)            a certificate duly executed by an authorized officer of ARYA to the effect that the conditions set forth in clauses (a) through (b) of this Section 8.3 are satisfied, in a form and substance reasonably satisfactory to Amber GT Parent;

(ii)           the Transition Services Agreement duly executed by ARYA;

(iii)          the Co-Development and Commercialization Agreement duly executed by ARYA;

(iv)          the Tax Receivables Agreement duly executed by ARYA;

(v)           the A&R Company LLC Agreement duly executed by ARYA; and

(vi)          the Director Nomination Agreement duly executed by ARYA and ARYA Sponsor.

8.4           Frustration of Closing Conditions. None of the Amber Entities may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was, either individually or in the aggregate, proximately caused by an Amber Entity’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or any other breach of this Agreement. ARYA may not rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was proximately caused by ARYA’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or any other breach of this Agreement.

Article IX
TERMINATION

9.1           Termination.

(a)           by mutual written consent of ARYA and Amber GT Parent;

(b)           by ARYA, if any of the representations or warranties set forth in Article III or Article IV shall not be true and correct or if the any of the Amber Entities has failed to perform or comply with any covenant or agreement on the part of such Amber Entity set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.2(a) or Section 8.2(b) would not (assuming the Closing occurred as of such date) be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure or failures to perform such covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Amber GT Parent by ARYA and (ii) the Termination Date; provided, however, that ARYA is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 8.3(a) or Section 8.3(b) from being satisfied (assuming the Closing occurred as of such date) and the Perceptive PIPE Investor is not then in breach of its PIPE Subscription Agreement so as to prevent the condition to the Closing set forth in Section 8.1(g) from being satisfied;

(c)           by Amber GT Parent, if any of the representations or warranties set forth in Article V shall not be true and correct or if ARYA has failed to perform or comply with any covenant or agreement set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not (assuming the Closing occurred as of such date) be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure or failures to perform such covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to ARYA by Amber GT Parent and (ii) the Termination Date; provided, however, none of the Amber Entities is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 8.2(a) or Section 8.2(b) from being satisfied (assuming the Closing occurred as of such date);

(d)           by either ARYA or Amber GT Parent, if the Closing shall not have occurred on or prior to March 29, 2022 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to ARYA if ARYA’s breach of any of its covenants or agreements under this Agreement shall have proximately caused the failure of the Closing to occur on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to Amber GT Parent if any Amber Entity’s breach of any of its covenants or agreements under this Agreement shall have, either individually or in the aggregate, proximately caused the failure of the Closing to occur on or before the Termination Date;

(e)           by either ARYA or Amber GT Parent, if any Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; or

(f)            by either ARYA or Amber GT Parent if the ARYA Shareholders Meeting has been held (including any adjournment thereof), has concluded, ARYA’s shareholders have duly voted and the Required ARYA Shareholder Approval was not obtained.

9.2           Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1 this entire Agreement shall become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 6.5(a), this Section 9.2, Article XI and Article I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties in accordance with their terms and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its respective terms. Notwithstanding the foregoing or anything to the contrary herein, but subject to Section 11.15 the termination of this Agreement pursuant to Section 9.1 shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.

Article X
INDEMNIFICATION

10.1         Survival. All representations and warranties set forth in this Agreement set forth in this Agreement shall terminate and be of no further force and effect upon the Closing, except for the representations and warranties of the Amber Entities set forth in Section 4.8(a), Section 4.13(b) and Section 4.15(b) (the “Specified Representations”). All covenants and agreements set forth in this Agreement that (a) by their terms apply or contemplate performance on or prior to the Closing shall survive the Closing through and until and including the first (1st) anniversary of the Closing Date and (b) by their terms apply or contemplate performance, in whole or in part, following the Closing shall survive the Closing and remain in full force and effect in accordance with their respective terms as provided in this Agreement, or, if no term as to survival, indefinitely or the longer period of time permitted by applicable Law. The Specified Representations shall survive Closing from and after the Closing until the date that is ninety (90) days following the completion of the final consolidated audited financial statements of ARYA for the fiscal year ended 2022. The obligations to indemnify and hold harmless pursuant to (i) Section 10.2(b) (solely with respect to Pre-Closing Taxes) and (ii) Section 10.3(a)(ii) (solely with respect to Post-Closing Taxes) shall survive for sixty (60) days after the expiration of the applicable statute of limitations. The obligations to indemnify and hold harmless pursuant to Section 10.2 or Section 10.3(a), as applicable, shall survive the consummation of the transactions contemplated hereby for the applicable period set forth in this Section 10.1, and no claim for indemnification pursuant to Section 10.2 or Section 10.3(a), as applicable, may be made after the expiration of the applicable survival period with respect to the representation, warranty, covenant or agreement underlying such indemnification obligation (which, for the avoidance of doubt, in the case of a claim pursuant to Sections 10.2(b) (other than with respect to Pre-Closing Taxes) or Section 10.3(a)(ii) (other than with respect to Post-Closing Taxes), as applicable, shall be indefinitely); provided, however, that if a Notice of Claim is delivered by ARYA (on behalf of itself or another ARYA Indemnified Party) or Amber GT Parent (on behalf of itself or another Amber Indemnified Party), as applicable, prior to the end of the applicable survival period with respect to such indemnification obligation pursuant to Section 10.2 or Section 10.3(a), as applicable, then the claim(s) specified therein shall survive until final resolution thereof in accordance with the terms hereof.

10.2         Indemnification by Amber GT Parent and Amber GT. From and after the Closing, and subject to the applicable limitations set forth in this Article X and elsewhere in this Agreement, Amber GT Parent and Amber GT shall, jointly and severally, indemnify, defend and hold harmless ARYA, its Affiliates (including, for the avoidance of doubt, the Business Entities) and their respective directors, officers, agents, employees, successors and assigns (collectively, the “ARYA Indemnified Parties”) against, and reimburse each ARYA Indemnified Party for, all Losses (in each case, whether arising from a Third-Party Claim or otherwise) that such ARYA Indemnified Party may suffer or incur, or become subject to, arising out of or resulting from:

(a)           any breach or failure by Amber GT Parent or Amber GT to perform or comply with any of their respective covenants or agreements set forth in this Agreement;

(b)           each Excluded Liability; and

(c)           the breach of any Specified Representation; provided that any qualifications as to materiality, “Amber Material Adverse Effect” or other similar materiality qualifications included in any such representation or warranty shall be disregarded for purposes of the determination of whether or not such breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder.

10.3         Indemnification by ARYA.

(a)           From and after the Closing, and subject to the applicable limitations set forth in this Article X and elsewhere in this Agreement, ARYA and the Business Entities (excluding, for the avoidance of doubt, the ARYA Sponsor) shall indemnify, defend and hold harmless Amber GT Parent, its Affiliates and their respective directors, officers, agents, employees, successors and assigns (collectively, the “Amber Indemnified Parties”) against, and reimburse any Amber Indemnified Party for, all Losses (in each case, whether arising from a Third-Party Claim or otherwise) that such Amber Indemnified Party may suffer or incur, or become subject to, arising out of or resulting from:

(i)            any breach or failure by ARYA to perform or comply with any of its covenants or agreements set forth in this Agreement to the extent such covenants or agreements apply or require performance following the Closing; and

(ii)           each Assumed Business Liability.

(b)           Notwithstanding anything in this Agreement to the contrary, ARYA shall not be required to indemnify the Amber Indemnified Parties, and the Amber Indemnified Parties shall not be entitled to recover, in respect of any Losses for which indemnity is claimed under this Section 10.3 to the extent that such Losses (when taken together with any other Losses recovered or recoverable under this Section 10.3) would, in the aggregate, exceed the Pre-Transaction Equity Value.

10.4         Indemnification Procedures.

(a)           If an ARYA Indemnified Party or an Amber Indemnified Party, as applicable, believes (in good faith) that he, she or it is entitled to indemnification pursuant to Section 10.2 or Section 10.3(a), as applicable (an “Indemnified Party”), then ARYA (on behalf of itself or any other ARYA Indemnified Party) or Amber GT Parent (on behalf of itself or any other Amber Indemnified Party) shall provide a Notice of Claim to the Party obligated to indemnify such Indemnified Party pursuant to this Article X (such notified Party, the “Indemnifying Party”) as soon as reasonably practicable, but in any event no more than forty-five (45) days after the Indemnified Party becomes actually aware of the circumstances indicating that the Indemnified Party has incurred or could reasonably be expected to incur Losses in respect of which it is entitled to indemnification hereunder; provided, however, that the failure to give such Notice of Claim within such forty-five (45) day period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. Any such claim for indemnification shall be conclusive against the Indemnifying Party in all respects thirty (30) days after receipt by the Indemnifying Party of such Notice of Claim, unless within such period the Indemnifying Party sends the Indemnified Party a notice disputing such claim (a “Notice of Dispute”). Upon receipt of any Notice of Dispute, ARYA and Amber GT Parent shall use commercially reasonable efforts to cooperate and arrive at a mutually acceptable resolution of such dispute within thirty (30) days of receipt, or ARYA (on behalf of itself or the other ARYA Indemnified Parties if ARYA or any other ARYA Indemnified Parties are the Indemnified Parties) or Amber GT Parent (on behalf of itself or the other Amber Indemnified Parties if Amber GT Parent or any other Amber Indemnified Parties are the Indemnified Parties) receiving the Notice of Dispute from the Indemnifying Party. If a mutually acceptable resolution cannot be reached between ARYA and Amber GT Parent within such thirty (30) day period, then ARYA (on behalf of itself or the other ARYA Indemnified Parties if ARYA or any other ARYA Indemnified Parties are the Indemnified Parties) or Amber GT Parent (on behalf of itself or the other Amber Indemnified Parties if Amber GT Parent or any other Amber Indemnified Parties are the Indemnified Parties) and the Indemnifying Party may thereupon proceed to pursue any and all available remedies at Law. Notwithstanding anything to the contrary in this Article X, ARYA shall act on behalf of all ARYA Indemnified Parties pursuant to this Article X and Amber GT Parent shall act on behalf of all Amber Indemnified Parties pursuant to this Article X (including, in each case and for the avoidance of doubt, in connection with the making or resolution of any claim for indemnification or any Third-Party Claim or any rights or obligations set forth in Section 10.4 with respect thereto).

(b)           Subject to the provisions of Section 10.4(a), if an Action by a Person who is not a Party or an Affiliate thereof (a “Third-Party Claim”) is commenced against any Indemnified Party and the Indemnified Party intends to seek indemnity with respect thereto under this Article X, then ARYA (on behalf of itself or the other ARYA Indemnified Parties if ARYA or any other ARYA Indemnified Parties are the Indemnified Parties) or Amber GT Parent (on behalf of itself or the other Amber Indemnified Parties if Amber GT Parent or any other Amber Indemnified Parties are the Indemnified Parties) shall promptly deliver a Notice of Claim to the Indemnifying Party; provided, however, that the failure to promptly give such Notice of Claim shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party shall have thirty (30) days after receipt of the Notice of Claim to which such Third-Party Claim relates to assume the conduct and control, through counsel reasonably acceptable to ARYA or Amber GT Parent, as applicable (it being understood and agreed that, if the Indemnifying Party is ARYA, then Kirkland & Ellis LLP shall be deemed to be reasonably acceptable) and at the expense of the Indemnifying Party, of the settlement or defense thereof, and ARYA or Amber GT Parent, as applicable, shall reasonably cooperate with the Indemnifying Party in connection therewith (it being acknowledged and agreed that upon such assumption of conduct and control, the Indemnifying Party, and not the Indemnified Party(ies), shall, subject to clauses (i) through (iv) below, have the exclusive right to settle and defend such Third-Party Claim); provided, however, that the Indemnifying Party may not settle any such Third-Party Claim without the prior written consent of ARYA or Amber GT Parent, as applicable, if any such settlement (i) results in non-monetary damages, (ii) contains an admission of wrongdoing or liability on behalf of any Indemnified Party, (iii) provides that an Indemnified Party is required to (A) take or refrain from taking any material action that would, in the absence of taking or refraining to take such action, adversely affect such Indemnified Party, (B) acknowledge any material rights of the Person making the Third-Party Claim that would adversely affect such Indemnified Party or (C) waive any material rights that such Indemnified Party may have against such Person making the Third-Party Claim or (iv) does not include a legally binding, unconditional and irrevocable full release of the Indemnified Party by the Person bringing such Third-Party Claim from any obligations or liabilities it may have with respect to the Third-Party Claim; provided, further, that the Indemnifying Party shall permit ARYA or Amber GT Parent, as applicable, to participate in such settlement or defense through counsel chosen by ARYA or Amber GT Parent, as applicable (and the fees and expenses of such counsel shall be borne by such Indemnified Party). If the Indemnifying Party does not notify ARYA or Amber GT Parent, as applicable, within thirty (30) days after the receipt of the Indemnified Party’s Notice of Claim hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim and shall not waive any right to indemnity pursuant to this Agreement for any Losses related thereto. ARYA or Amber GT Parent, as applicable, shall in no event settle or compromise (or consent to the settlement or compromise of) any Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), unless it, as a condition precedent to such payment or settlement, waives any right to indemnity by the Indemnifying Party for all Losses related to such Third-Party Claim.

(c)           The Parties shall, and shall cause their pertinent Representatives to, reasonably cooperate in the defense or prosecution of any Third-Party Claim in respect of which indemnity may be sought hereunder, and each of ARYA and Amber GT Parent shall (and shall cause their respective pertinent Representatives to) furnish such books, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(d)           For the avoidance of doubt, this Section 10.4 shall not apply with respect to Tax matters, which shall be governed by Section 6.12(e).

10.5         Exclusive Remedy. Subject to the last sentence of this Section 10.5 and Section 6.10, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of the ARYA Indemnified Parties, on the one hand, and the Amber Indemnified Parties, on the other hand, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that any ARYA Indemnified Party or an Amber Indemnified Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement, including any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Notwithstanding anything in this Agreement to the contrary, this Section 10.5 shall not (a) affect, restrict or limit the remedies of specific performance and injunctive or other equitable relief pursuant to Section 11.17 or (b) for the avoidance of doubt, affect, restrict or limit any of the rights, covenants, agreements or obligations (including, if applicable, indemnity or similar obligations) of any parties under the Transition Services Agreement, the Co-Development and Commercialization Agreement, the A&R Company LLC Agreement, the Tax Receivables Agreement, the Investors Rights Agreement, or the Philadelphia Facility Sublease or any claims by any party thereto against any other party(ies) thereto, in each case, on the terms and subject to the conditions therein.

10.6         Additional Indemnification Provisions.

(a)           With respect to each indemnification obligation set forth in this Agreement, all Losses shall be net of any amounts that have been recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party or any insurance policy or other cash receipts or sources of reimbursement in respect of such Loss (after deducting therefrom (i) the amount of the reasonable, documented and out-of-pocket expenses incurred in procuring such recovery and (ii) in the case of an insurance policy, any actual increases in premiums of such policies as a result of such recovery).

(b)           In any case where the Indemnified Party (or their Affiliates) recovers pursuant to any indemnification by, or indemnification agreement with, any third party or any insurance policy or other cash receipts or sources of reimbursement any amount not previously taken into account in respect of a matter for which such Indemnified Party was indemnified pursuant to Section 10.2 or Section 10.3(a), as applicable, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered or realized (after deducting therefrom the amount of the reasonable, documented and out-of-pocket expenses incurred in procuring such recovery or realization, including, in the case of an insurance policy, any actual increases in premiums as a result of such recovery), but not in excess of the sum of (i) any amount previously so paid pursuant to Section 10.2 or Section 10.3(a), as applicable, to or on behalf of such Indemnified Party in respect of such matter and (ii) any amount expended by Indemnifying Party in pursuing or defending any claim arising out of such matter.

10.7         Limitation of Liability. Notwithstanding anything in this Agreement to the contrary, in no event shall any Party have any liability under this Article X for any punitive damages (other than those actually paid to a third party in connection with any Third-Party Claim).

10.8         Manner of Payments.

(a)           Any indemnification of an ARYA Indemnified Party pursuant to this Article X shall be effected by wire transfer of immediately available funds from or on behalf of Amber GT Parent to an account designated in writing by ARYA (on behalf of itself or any other ARYA Indemnified Parties) within five (5) Business Days after the final determination thereof.

(b)           Any indemnification of an Amber Indemnified Party pursuant to this Article X shall be effected by wire transfer of immediately available funds from or on behalf of ARYA to an account designated in writing by Amber GT Parent (on behalf of itself or any other Amber Indemnified Party) within five (5) Business Days after the final determination thereof.

Article XI
MISCELLANEOUS

11.1         Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

if to the Company (prior to the Closing), Amber GT or Amber GT Parent, to:

c/o

Amicus Therapeutics, Inc.

3675 Market Street,

Philadelphia, PA 19104

Attn: Chief Legal Officer

Email: gcoffice@amcisurx.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005

Attn:	Graham Robinson
Katherine D. Ashley
Email:	graham.robinson@skadden.com
katherine.ashley@skadden.com

if to ARYA (prior to the Closing), to:

c/o ARYA Science Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
Attn:	Adam Stone
Michael Altman
Doug Giordano
Konstantin Poukalov
Email:	adam@perceptivelife.com
michael@perceptivelife.com
doug@perceptivelife.com
konstantin@perceptivelife.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com

if to the Company or ARYA (following the Closing), to:

3675 Market Street,
Philadelphia, PA 19104

Attn:	John F. Crowley
Email:	[to be provided at Closing]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com

11.2         Amendments; Waivers.

(a)            This Agreement cannot be amended, supplemented or modified, except by a writing signed by (i) each of ARYA and Amber GT Parent prior to the Closing and (ii) ARYA, ARYA Sponsor and Amber GT Parent following the Closing, and cannot be amended, supplemented or modified orally or by course of conduct. No provision hereof may be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given; provided, however, that, following the Closing, any waiver of any provision applicable to Amber GT Parent or Amber GT shall also require the prior written consent of ARYA Sponsor. This Agreement may not be modified or amended except as provided in the preceding sentences and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 11.2 shall be void, ab initio.

(b)            Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.

11.3         Arm’s-Length Bargaining; No Presumption against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel in connection with this Agreement and the transactions contemplated hereby. This Agreement creates no fiduciary or other special relationship between the Parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4         Publicity.

(a)            Subject to Section 11.4(b), Section 6.6, and Section 6.7, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, Amber GT Parent and ARYA or, following the Closing, Amber GT Parent, ARYA and the ARYA Sponsor; provided, however, that each Party, the ARYA Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is ARYA, the ARYA Sponsor or any of their Representatives, reasonably consult with Amber GT Parent in connection therewith and provide Amber GT Parent with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (y) if the disclosing Party is an Amber Entity or any Representative of an Amber Entity, reasonably consult with ARYA in connection therewith and provide ARYA with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (B) following the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is the ARYA Sponsor or a Representative of the ARYA Sponsor, reasonably consult with ARYA and Amber GT Parent in connection therewith and provide ARYA and Amber GT Parent with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (y) if the disclosing Person is Amber GT Parent or a Representative of Amber GT Parent, reasonably consult with ARYA and the ARYA Sponsor in connection therewith and provide ARYA and the ARYA Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, and (z) if the disclosing Person is ARYA or a Representative of ARYA, reasonably consult with Amber GT Parent and the ARYA Sponsor in connection therewith and provide Amber GT Parent and the ARYA Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (ii) to the extent such press release, public announcements or other communications contain only information previously disclosed in a press release, public announcement or other communication previously made in accordance with this Section 11.4 and (iii) to governmental Authorities in connection with any Consents required to be made under this Agreement, the Additional Agreements or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 11.4 or otherwise in this Agreement, the Parties agree that the Perceptive Shareholders and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect former, current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)            The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by Amber GT Parent and ARYA prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, ARYA shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the securities Laws, which Amber GT Parent shall have the opportunity to review and comment upon prior to filing and ARYA shall consider such comments in good faith. Amber GT Parent, on the one hand, and ARYA, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by Amber GT Parent and ARYA prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA, as applicable)), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), ARYA shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by securities Laws, which Closing Filing shall be mutually agreed upon by Amber GT Parent and ARYA prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either Amber GT Parent or ARYA, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party, upon written request by any other Party, shall furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

11.5         Expenses. Unless otherwise specified herein or in the applicable Additional Agreement, each Party shall bear its own costs and expenses incurred in connection with this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby; provided that (a) for the avoidance of doubt, if this Agreement is terminated in accordance with its terms, Amber GT Parent shall pay, or cause to be paid, all Amber Entity Expenses and ARYA shall pay, or cause to be paid, all ARYA Expenses and (b) if the Closing occurs, then (i) the Company shall pay, or cause to be paid, (A) the Unpaid ARYA Transaction Expenses, up to a maximum amount of $25,000,000 and (B) any Unpaid Amber Entity Transaction Expenses in an amount not to exceed the Reimbursement Remainder, and (ii) Amber GT Parent shall pay, or cause to be paid, all Unpaid Amber Entity Expenses in excess of the Reimbursement Remainder.

11.6         No Assignment or Delegation. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of Law, or otherwise, without the written consent (a) ARYA and Amber GT Parent prior to the Closing and (b) ARYA, Amber GT Parent and the ARYA Sponsor following the Closing. Any purported assignment or delegation that does not comply with the immediately preceding sentence shall be void, in addition to constituting a material breach of this Agreement.

11.7         Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby (including any claim or cause of action based upon, arising out of related to any representation or warranty made in or in connection with this Agreement or any Additional Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby or as inducement to enter into this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby), shall be construed and enforced in accordance with and governed by the Laws (both substantive and procedural) of the State of Delaware, without giving effect to the conflict of Laws principles thereof (except that the Laws of the Cayman Islands shall also apply to the Domestication).

11.8         Counterparts; Electronic Signatures. This Agreement and each Additional Agreement (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Additional Agreement (including any of the closing deliverables contemplated hereby) by email or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Additional Agreement.

11.9         Knowledge of Amber GT Parent; Knowledge of ARYA. For all purposes of this Agreement, the phrase “to the knowledge of Amber GT Parent” and “known by Amber GT Parent” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 11.9(a) of the Amber Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to ARYA’s knowledge” and “to the knowledge of ARYA” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 11.9(b) of the ARYA Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 11.9(a) of the Amber Disclosure Schedules or Section 11.9(b) of the ARYA Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

11.10       Entire Agreement. This Agreement, together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

11.11       Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Amber Disclosure Schedules or in the ARYA Disclosure Schedules corresponding to any Section or subsection of Article III or Article IV (in the case of the Amber Disclosure Schedules) or Article V (in the case of the ARYA Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III or Article IV (in the case of the Amber Disclosure Schedules) or Article V (in the case of the ARYA Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III, Article IV or Article V may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

11.12       Severability. Subject to Section 6.18(h), whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Subject to Section 6.18(h), upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.13       Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “U.S. $” shall be references to United States dollars; (f) the word “or” is disjunctive but not exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to ARYA, any documents or other materials posted to the electronic data room located at datasite.com under the project name “Apollo AT” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement; (l) all references to any Law will be to such Law, as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

11.14       Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.10, Section 6.20, the last sentence of this Section 11.14 and Section 11.19, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The ARYA Sponsor shall be an express third-party beneficiary of Section 6.5(c)-(d), Section 6.10, Section 6.11, Section 10.2, Section 10.4, Section 11.6 and this Section 11.14.

11.15       Trust Account Waiver. Reference is made to the final prospectus of ARYA, filed with the SEC on February 25, 2021 (the “Prospectus”). Each Amber Entity acknowledges and agrees and understands that ARYA has established the Trust Account, which contains the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of ARYA’s public shareholders (including overallotment shares acquired by ARYA’s underwriters, the “Public Shareholders”), and ARYA may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of ARYA entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Amber Entity hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Amber Entities or any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between ARYA or any of its Representatives, on the one hand, and, each Amber Entity or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Each Amber Entity, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with ARYA or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with ARYA or its Affiliates).

11.16       Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such Party (x) arising under this Agreement or under any Additional Agreement or (y) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (i) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 11.16 for any reason, (ii) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action or cause thereof in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Action or cause thereof against such Party is improper; or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action, demand, or cause thereof.

11.17       Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

11.18       Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.18.

11.19       Non-Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of any Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein or, for the avoidance of doubt, for claims pursuant to any Additional Agreement by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Chief Financial Officer

[Signature Page – Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

AMICUS THERAPEUTICS, INC.

By:	/s/ John F. Crowley
Name:	John F. Crowley
Title:	Chief Executive Officer

[Signature Page – Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

AMICUS GT HOLDINGS, LLC

By:	/s/ Bradley L. Campbell
Name:	Bradley L. Campbell
Title:	President

[Signature Page – Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

CARITAS THERAPEUTICS, LLC

By:	/s/ John F. Crowley
Name:	John F. Crowley
Title:	Chief Executive Officer

[Signature Page – Business Combination Agreement]

Annex B

Dated [  ] 2021

Companies Act (Revised)

Company Limited by Shares

amended and restated

memorandum of association
OF
ARYA Sciences Acquisition Corp IV

Adopted by special resolution on [  ] 2021

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

ARYA Sciences Acquisition Corp IV

Adopted by special resolution on [  ] 2021

1	The name of the Company is ARYA Sciences Acquisition Corp IV.

2	The Company's registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company's objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the

Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares.

8	The share capital of the Company is US$50,000 divided into 479,000,000 Class A Ordinary Shares of US$0.0001 each, 20,000,000 Class B Ordinary Shares of US$0.0001 and 1,000,000 Preference Shares of US$0.0001 each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

(a)	redeem or repurchase any of its shares;

(b)	increase or reduce its capital;

(c)	issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; and

(d)	alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

ARYA Sciences Acquisition Corp IV

AMENDED & RESTATED ARTICLES of association

Adopted by special resolution on [  ] 2021

CONTENTS

1	Definitions, interpretation and exclusion of Table A	B-3

	Definitions	B-3

	Interpretation	B-6

	Exclusion of Table A Articles	B-7

2	Commencement of Business	B-7

3	Shares	B-7

	Power to issue Shares and options, with or without special rights	B-7

	Power to issue fractions of a Share	B-8

	Power to pay commissions and brokerage fees	B-8

	Trusts not recognised	B-9

	Power to vary class rights	B-9

	Effect of new Share issue on existing class rights	B-9

	Capital contributions without issue of further Shares	B-9

	No bearer Shares or warrants	B-10

	Treasury Shares	B-10

	Rights attaching to Treasury Shares and related matters	B-10

4	Register of Members	B-11

5	Share certificates	B-11

	Issue of share certificates	B-11

	Renewal of lost or damaged share certificates	B-12

6	Lien on Shares	B-12

	Nature and scope of lien	B-12

	Company may sell Shares to satisfy lien	B-12

	Authority to execute instrument of transfer	B-13

	Consequences of sale of Shares to satisfy lien	B-13

	Application of proceeds of sale	B-13

7	Calls on Shares and forfeiture	B-13

	Power to make calls and effect of calls	B-13

	Time when call made	B-14

	Liability of joint holders	B-14

	Interest on unpaid calls	B-14

	Deemed calls	B-14

	Power to accept early payment	B-15

	Power to make different arrangements at time of issue of Shares	B-15

	Notice of default	B-15

	Forfeiture or surrender of Shares	B-15

	Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	B-15

	Effect of forfeiture or surrender on former Member	B-16

	Evidence of forfeiture or surrender	B-16

	Sale of forfeited or surrendered Shares	B-16

8	Transfer of Shares	B-17

	Form of transfer	B-17

	Power to refuse registration	B-17

	Power to suspend registration	B-17

	Company may retain instrument of transfer	B-17

9	Transmission of Shares	B-17

	Persons entitled on death of a Member	B-17

	Registration of transfer of a Share following death or bankruptcy	B-18

	Indemnity	B-18

	Rights of person entitled to a Share following death or bankruptcy	B-18

10	Alteration of capital	B-19

	Increasing, consolidating, converting, dividing and cancelling share capital	B-19

	Dealing with fractions resulting from consolidation of Shares	B-19

	Reducing share capital	B-20

11	Redemption and purchase of own Shares	B-20

	Power to issue redeemable Shares and to purchase own Shares	B-20

	Power to pay for redemption or purchase in cash or in specie	B-21

	Effect of redemption or purchase of a Share	B-21

12	Class B Share Conversion	B-21

13	Meetings of Members	B-22

	Power to call meetings	B-22

	Content of notice	B-24

	Period of notice	B-24

	Persons entitled to receive notice	B-24

	Publication of notice on a website	B-25

	Time a website notice is deemed to be given	B-25

	Required duration of publication on a website	B-25

	Accidental omission to give notice or non-receipt of notice	B-25

14	Proceedings at meetings of Members	B-26

	Quorum	B-26

	Lack of quorum	B-26

	Use of technology	B-26

	Chairman	B-26

	Right of a director to attend and speak	B-27

	Adjournment	B-27

	Method of voting	B-27

	Taking of a poll	B-27

	Chairman's casting vote	B-27

	Amendments to resolutions	B-28

	Written resolutions	B-28

	Sole-member company	B-29

15	Voting rights of Members	B-29

	Right to vote	B-29

	Rights of joint holders	B-29

	Representation of corporate Members	B-29

	Member with mental disorder	B-30

	Objections to admissibility of votes	B-30

	Form of proxy	B-31

	How and when proxy is to be delivered	B-31

	Voting by proxy	B-32

16	Number of directors	B-32

17	Appointment, disqualification and removal of directors	B-32

	No age limit	B-32

	Corporate directors	B-32

	No shareholding qualification	B-33

	Appointment and removal of directors	B-33

	Resignation of directors	B-34

	Termination of the office of director	B-34

18	Alternate directors	B-35

	Appointment and removal	B-35

	Notices	B-36

	Rights of alternate director	B-36

	Appointment ceases when the appointor ceases to be a director	B-36

	Status of alternate director	B-37

	Status of the director making the appointment	B-37

19	Powers of directors	B-37

	Powers of directors	B-37

	Appointments to office	B-37

	Remuneration	B-38

	Disclosure of information	B-38

20	Delegation of powers	B-39

	Power to delegate any of the directors' powers to a committee	B-39

	Power to appoint an agent of the Company	B-39

	Power to appoint an attorney or authorised signatory of the Company	B-39

	Power to appoint a proxy	B-40

21	Meetings of directors	B-40

	Regulation of directors' meetings	B-40

	Calling meetings	B-40

	Notice of meetings	B-40

	Period of notice	B-40

	Use of technology	B-41

	Place of meetings	B-41

	Quorum	B-41

	Voting	B-41

	Validity	B-41

	Recording of dissent	B-41

	Written resolutions	B-42

	Sole director's minute	B-42

22	Permissible directors' interests and disclosure	B-42

	Permissible interests subject to disclosure	B-42

	Notification of interests	B-43

	Voting where a director is interested in a matter	B-43

23	Minutes	B-43

24	Accounts and audit	B-43

	Accounting and other records	B-43

	No automatic right of inspection	B-44

	Sending of accounts and reports	B-44

	Time of receipt if documents are published on a website	B-44

	Validity despite accidental error in publication on website	B-44

	Audit	B-45

25	Financial year	B-45

26	Record dates	B-46

27	Dividends	B-46

	Declaration of dividends by Members	B-46

	Payment of interim dividends and declaration of final dividends by directors	B-46

	Apportionment of dividends	B-47

	Right of set off	B-47

	Power to pay other than in cash	B-47

	How payments may be made	B-48

	Dividends or other moneys not to bear interest in absence of special rights	B-48

	Dividends unable to be paid or unclaimed	B-48

28	Capitalisation of profits	B-49

	Capitalisation of profits or of any share premium account or capital redemption reserve	B-49

	Applying an amount for the benefit of members	B-49

29	Share premium account	B-49

	Directors to maintain share premium account	B-49

	Debits to share premium account	B-49

30	Seal	B-50

	Company seal	B-50

	Duplicate seal	B-50

	When and how seal is to be used	B-50

	If no seal is adopted or used	B-50

	Power to allow non-manual signatures and facsimile printing of seal	B-50

	Validity of execution	B-51

31	Indemnity	B-51

	Indemnity	B-51

	Release	B-52

	Insurance	B-52

32	Notices	B-52

	Form of notices	B-52

	Electronic communications	B-53

	Persons authorised to give notices	B-53

	Delivery of written notices	B-53

	Joint holders	B-53

	Signatures	B-53

	Evidence of transmission	B-54

	Giving notice to a deceased or bankrupt Member	B-54

	Date of giving notices	B-54

	Saving provision	B-55

33	Authentication of Electronic Records	B-55

	Application of Articles	B-55

	Authentication of documents sent by Members by Electronic means	B-55

	Authentication of document sent by the Secretary or Officers of the Company by Electronic means	B-55

	Manner of signing	B-56

	Saving provision	B-56

34	Transfer by way of continuation	B-56

35	Winding up	B-57

	Distribution of assets in specie	B-57

	No obligation to accept liability	B-57

	The directors are authorised to present a winding up petition	B-57

36	Amendment of Memorandum and Articles	B-57

	Power to change name or amend Memorandum	B-57

	Power to amend these Articles	B-58

37	Mergers and Consolidations	B-58

38	Business Combination	B-58

39	Certain Tax Filings	B-62

40	Business Opportunities	B-62

Companies Act (Revised)

Company Limited by Shares

Amended & Restated Articles of Association

of

ARYA Sciences Acquisition Corp IV

Adopted by special resolution on [  ] 2021

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Audit Committee means the audit committee of the Company formed pursuant to Article 24.8 hereof, or any successor audit committee.

Auditor means the person for the time being performing the duties of auditor of the Company.

Business Combination means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (each a target business), which Business Combination: (a) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of signing the agreement to enter into the Business Combination; and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

Business Day means a day other than a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City, a Saturday or a Sunday.

Class A Share means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

Class B Share means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Clearing House means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company means the above-named company.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchange means any national securities exchange, including the Nasdaq Stock Market LLC, the NYSE American LLC or The New York Stock Exchange LLC or any OTC market on which the Shares are listed for trading.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).

Exchange Act means the United States Securities Exchange Act of 1934, as amended.

Founders means all Members immediately prior to the consummation of the IPO.

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money's worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money's worth.

Independent Director means a director who is an independent director as defined in the rules and regulations of the Designated Stock Exchange as determined by the directors.

Investor Group means the Sponsor, Perceptive Advisors LLC and their respective affiliates, successors and assigns.

IPO means the Company's initial public offering of securities.

IPO Redemption has the meaning given to it in Article 38.6.

Islands means the British Overseas Territory of the Cayman Islands.

Law means the Companies Act (Revised).

Member means any person or persons entered on the Register of Members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person then appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote thereon. The expression also includes a unanimous written resolution.

Over-Allotment Option means the option of the Underwriters to purchase up to an additional 15% of the Class A Shares sold in the IPO at a price equal to US$10.00 per share, less underwriting discount and commissions.

Preference Share means a preference share of a par value of US$0.0001 in the share capital of the Company.

Private Placement Shares means the Class A Shares issued to the Sponsor in a private placement simultaneously with the closing of the IPO and upon conversion of working capital loans (if any).

Public Share means a Class A Share issued in the IPO.

Redemption Price has the meaning given to it in Article 38.6.

Register of Members means the register of Members maintained in accordance with the Law and includes (except where otherwise stated) any branch or duplicate register of Members.

SEC means the United States Securities and Exchange Commission.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share, a Class B Share or a Preference Share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Law; and the expression includes a unanimous written resolution.

Sponsor means ARYA Sciences Holdings IV, a Cayman Islands exempted company.

Tax Filing Authorised Person means such person as any director shall designate from time to time, acting severally.

Treasury Shares means Shares of the Company held in treasury pursuant to the Law and Article 3.14.

Trust Account means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with certain of the proceeds of the sale of the Private Placement Shares, will be deposited.

Underwriter means an underwriter of the IPO from time to time, and any successor underwriter.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company's registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Law and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the directors see fit.

2.2	The directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Shares

Power to issue Shares and options, with or without special rights

3.1	Subject to the provisions of the Law and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide, save that the directors may not allot, issue, grant options over or otherwise deal with any unissued Shares to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion described at Article 12. No Share may be issued at a discount except in accordance with the provisions of the Law.

3.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

3.3	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide.

3.4	The Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide.

Power to issue fractions of a Share

3.5	Subject to the Law, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

3.6	The Company may, in so far as the Law permits, pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

3.7	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

3.8	Except as required by Applicable Law:

(a)	the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

3.9	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

3.10	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

3.11	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

3.12	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Law and these Articles applicable to share premiums.

No bearer Shares or warrants

3.13	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

3.14	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Law shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Law are otherwise complied with.

Rights attaching to Treasury Shares and related matters

3.15	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

3.16	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law.

3.17	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

3.18	Treasury Shares may be disposed of by the Company in accordance with the Law and otherwise on such terms and conditions as the directors determine.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Law.

4.2	The directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Share certificates

Issue of share certificates

5.1	Upon being entered in the Register of Members as the holder of a Share, a Member shall be entitled:

(a)	without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member's holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member's Shares.

5.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

5.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

5.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

6	Lien on Shares

Nature and scope of lien

6.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member's estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

6.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

6.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

6.4	The Shares may be sold in such manner as the directors determine.

6.5	To the maximum extent permitted by Applicable Law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

6.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

6.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

6.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

7	Calls on Shares and forfeiture

Power to make calls and effect of calls

7.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days' notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

7.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

7.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. A person shall not be liable for calls made after such person is no longer registered as Member in respect of those Shares.

Time when call made

7.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

7.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

7.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

7.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

7.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

7.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

7.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days' notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person's default.

7.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

7.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

7.13	The directors may accept the surrender for no consideration of any Fully Paid Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

7.14	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

7.15	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

7.16	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

7.17	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

7.18	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

8	Transfer of Shares

Form of transfer

8.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States, a Member may transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

8.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration

8.3	If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3.4 on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

Power to suspend registration

8.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Company may retain instrument of transfer

8.5	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

9	Transmission of Shares

Persons entitled on death of a Member

9.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members' interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member's personal representative or representatives.

9.2	Nothing in these Articles shall release the deceased Member's estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

9.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

9.4	That person must produce such evidence of his entitlement as the directors may properly require.

9.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

9.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

9.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

9.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

9.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. However, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

10	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

10.1	To the fullest extent permitted by the Law, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

10.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee's title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

10.3	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

11	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

11.1	Subject to the Law and Article 38, and to any rights for the time being conferred on the Members holding a particular class of Shares, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

11.2	With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 38.3;

(b)	Class B Shares held by the Sponsor shall be surrendered by the Sponsor on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Class B shares will represent 20% of the Company’s issued Shares after the IPO; and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 38.2(b).

Power to pay for redemption or purchase in cash or in specie

11.3	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 11.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

11.4	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member's name shall be removed from the Register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

11.5	For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described in Articles 11.2(a), 11.2(b) and 11.2(c) above shall not require further approval of the Members.

12	Class B Share Conversion

12.1	Save and except for the conversion rights referred to in this Article 12 and as otherwise set out in these Articles, subject to Article 3.9, the rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters.

12.2	On the first business day following the consummation of the Company’s initial Business Combination, the issued Class B Shares shall automatically be converted into such number of Class A Shares as is equal, in the aggregate, on an as-converted basis, to 20% of the sum of:

(a)	the total number of Class A Shares issued and outstanding (excluding the Private Placement Shares) upon completion of the IPO (including pursuant to the Over-Allotment Option, if applicable), plus

(b)	the sum of (i) the total number of Class A Shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or their affiliates upon conversion of working capital loans, if any, minus (ii) the total number of Public Shares repurchased pursuant to the IPO Redemption.

12.3	References in this Article to converted, conversion or exchange shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

12.4	Notwithstanding anything to the contrary in this Article 12, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one. Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 12. The pro rata share for each holder of Class B Shares will be determined as follows: Each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued Class B Shares at the time of conversion.

12.5	The directors shall not allot or issue Class A Shares such that the number of authorised but unissued Class A Shares would at any time be insufficient to permit the conversion of all Class B Shares from time to time issued into Class A Shares.

13	Meetings of Members

Power to call meetings

13.1	To the extent required by the Designated Stock Exchange, an annual general meeting of the Company shall be held no later than one year after the first financial year end occurring after the IPO, and shall be held in each year thereafter at such time as determined by the directors and the Company may, but shall not (unless required by the Law or the rules and regulations of the Designated Stock Exchange) be obliged to, in each year hold any other general meeting.

13.2	The agenda of the annual general meeting shall be set by the directors and shall include the presentation of the Company’s annual accounts and the report of the directors (if any).

13.3	Annual general meetings shall be held in New York, USA or in such other places as the directors may determine.

13.4	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

13.5	The directors may call a general meeting at any time.

13.6	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

13.7	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

13.8	The requisition must be in writing and given by one or more Members who together hold at least 40% of the rights to vote at such general meeting.

13.9	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

13.10	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

13.11	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 40% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

13.12	Members seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the

90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Content of notice

13.13	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)	subject to paragraph (d), the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

13.14	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

13.15	At least five Clear Days' notice of a general meeting must be given to Members, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

Persons entitled to receive notice

13.16	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

13.17	Subject to the Law or the rules of the Designated Stock Exchange, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

13.18	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. This will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

13.19	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

13.20	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until at least the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

13.21	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

13.22	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

14	Proceedings at meetings of Members

Quorum

14.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one-third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum; provided that a quorum in connection with any meeting that is convened to vote on a Business Combination or any meeting convened with regards to an amendment described in Article 38.9 shall be a majority of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

Lack of quorum

14.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the meeting shall be dissolved.

Use of technology

14.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

14.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

14.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

14.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

14.7	The chairman may at any time adjourn a meeting. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

14.8	Should a meeting be adjourned for more than twenty Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five Clear Days' notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

14.9	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

14.10	A poll demanded on the question of adjournment shall be taken immediately.

14.11	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

14.12	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

14.13	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman's casting vote

14.14	If the votes on a resolution are equal, the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

14.15	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

14.16	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

14.17	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

Written resolutions

14.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled so to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

14.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

14.20	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

14.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

15	Voting rights of Members

Right to vote

15.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

15.2	Members may vote in person or by proxy.

15.3	Every Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

15.4	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

15.5	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

15.6	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

15.7	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

15.8	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

15.9	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

15.10	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

15.11	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

15.12	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

15.13	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

Member with mental disorder

15.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by that Member's receiver, curator bonis or other person authorised in that behalf appointed by that court.

15.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

15.16	An objection to the validity of a person's vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

15.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

15.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member's authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

15.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

15.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

15.21	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

15.22	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)	but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

15.23	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

15.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

16	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum shall be ten.

17	Appointment, disqualification and removal of directors

No age limit

17.1	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

17.2	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors' meetings.

No shareholding qualification

17.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment and removal of directors

17.4	The directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing directors shall by resolution classify themselves as Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

17.5	Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a director or may by Ordinary Resolution of the holders of the Class B Shares remove any director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any director.

17.6	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a director or may by Ordinary Resolution remove any director.

17.7	Article 17.5 may only be amended by a Special Resolution passed by holders representing at least two-thirds of the outstanding Class B Shares.

17.8	Without prejudice to the Company's power to appoint a person to be a director pursuant to these Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

17.9	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

17.10	A remaining director may appoint a director even though there is not a quorum of directors.

17.11	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

17.12	For so long as Shares are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as Applicable Law or the rules and regulations of the Designated Stock Exchange require, subject to applicable phase-in rules of the Designated Stock Exchange.

Resignation of directors

17.13	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

17.14	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

17.15	A director's office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(f)	all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

18	Alternate directors

Appointment and removal

18.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 33.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 18.4(c)).

18.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 18.4.

18.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 18.1.

18.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company's registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 33.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company's registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 33.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company's registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

18.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

18.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

18.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

18.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

18.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

18.10	An alternate director shall carry out all functions of the director who made the appointment.

18.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

18.12	An alternate director is not the agent of the director appointing him.

18.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

18.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

19	Powers of directors

Powers of directors

19.1	Subject to the provisions of the Law, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

19.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Law, following the consummation of the IPO Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

19.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as vice-chairman of the board of directors;

(c)	as managing director;

(d)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

19.4	The appointee must consent in writing to holding that office.

19.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

19.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

19.7	Subject to the provisions of the Law, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required (including, for the avoidance of doubt, one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries), for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

19.8	The Secretary or Officer must consent in writing to holding that office.

19.9	A director, Secretary or other Officer of the Company may not hold the office, or perform the services, of Auditor.

Remuneration

19.10	The remuneration to be paid to the directors, if any, shall be such remuneration as the directors shall determine, provided that no cash remuneration shall be paid to any director prior to the consummation of a Business Combination. The directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all out of pocket expenses properly incurred by them in connection with activities on behalf of the Company, including identifying and consummating a Business Combination.

19.11	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

19.12	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

19.13	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the Register of Members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company's shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

20	Delegation of powers

Power to delegate any of the directors' powers to a committee

20.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

20.2	The delegation may be collateral with, or to the exclusion of, the directors' own powers.

20.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

20.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

20.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person's powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

20.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

20.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

20.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

20.9	Articles 18.1 to 18.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

20.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

21	Meetings of directors

Regulation of directors' meetings

21.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

21.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

21.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral. Attendance at a meeting without written objection shall be deemed to be a waiver of such notice requirement.

Period of notice

21.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. A meeting may be convened on shorter notice with the consent of all directors.

Use of technology

21.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

21.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

21.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

21.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

21.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

21.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

21.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

21.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

21.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. If a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

21.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director's minute

21.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

22	Permissible directors' interests and disclosure

Permissible interests subject to disclosure

22.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

22.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

22.3	Such disclosure may be made at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

22.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

22.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Voting where a director is interested in a matter

22.6	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

22.7	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

23	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Law.

24	Accounts and audit

Accounting and other records

24.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

No automatic right of inspection

24.2	Members are only entitled to inspect the Company's records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

24.3	The Company's accounts and associated directors' report or auditor's report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

24.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

24.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days' notice of the hearing.

Validity despite accidental error in publication on website

24.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

Audit

24.7	The directors may appoint an Auditor of the Company who shall hold office on such terms as the directors determine.

24.8	Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

24.9	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

24.10	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

24.11	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

24.12	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

24.13	Auditors shall, if so required by the directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the directors or any general meeting of the Members.

25	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

26	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for:

(a)	calling a general meeting;

(b)	declaring or paying a dividend;

(c)	making or issuing an allotment of Shares; or

(d)	conducting any other business required pursuant to these Articles.

The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

27	Dividends

Declaration of dividends by Members

27.1	Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

27.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

27.3	Subject to the provisions of the Law, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

27.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

27.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. If a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

27.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

27.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

27.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

27.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

27.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

27.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

27.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

27.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company's name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

27.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

28	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

28.1	The directors may resolve to capitalise:

(a)	any part of the Company's profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company's share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member's Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

28.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

28.3	Subject to the Law, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

29	Share premium account

Directors to maintain share premium account

29.1	The directors shall establish a share premium account in accordance with the Law. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Law.

Debits to share premium account

29.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Law.

29.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Law, out of capital.

30	Seal

Company seal

30.1	The Company may have a seal if the directors so determine.

Duplicate seal

30.2	Subject to the provisions of the Law, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

30.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

30.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) or any Officer to which authority has been delegated by resolution duly adopted by the directors; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Law.

Power to allow non-manual signatures and facsimile printing of seal

30.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

30.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

31	Indemnity

Indemnity

31.1	To the extent permitted by Applicable Law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company's business or affairs or in the execution or discharge of the existing or former Secretary's or Officer's duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

31.2	To the extent permitted by Applicable Law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

31.3	To the extent permitted by Applicable Law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person's own actual fraud, wilful default or wilful neglect.

Insurance

31.4	To the extent permitted by Applicable Law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person's own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

32	Notices

Form of notices

32.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

32.2	Without limitation to Articles 18.1 to 18.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 20.8 to 20.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

32.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

32.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

32.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member's or director's registered address or the Company's registered office, or posted to that registered address or registered office.

Joint holders

32.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the Register of Members.

Signatures

32.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

32.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

32.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

32.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

32.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

32.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

32.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member's registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	3 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient's Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

32.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

33	Authentication of Electronic Records

Application of Articles

33.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 33.2 or Article 33.4 applies.

Authentication of documents sent by Members by Electronic means

33.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 33.7 does not apply.

33.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 33.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

33.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 33.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

33.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 33.7 applies.

Manner of signing

33.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

33.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

34	Transfer by way of continuation

34.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

34.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

35	Winding up

Distribution of assets in specie

35.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Law, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

35.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

35.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

36	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

36.1	Subject to the Law, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

36.2	Subject to the Law and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

37	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more constituent companies (as defined in the Law) upon such terms as the directors may determine and (to the extent required by the Law) with the approval of a Special Resolution.

38	Business Combination

38.1	Notwithstanding any other provision of the Articles, this Article 38 shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Account pursuant to Article 38.10. In the event of a conflict between this Article 38 and any other Articles, the provisions of this Article 38 shall prevail and this Article may not be amended prior to the consummation of a Business Combination without a Special Resolution.

38.2	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a Tender Offer) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of then-outstanding Public Shares in issue, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

38.3	If the Company initiates any Tender Offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file Tender Offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

38.4	If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any compulsory redemption in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and not pursuant to the tender offer rules and file proxy materials with the SEC.

38.5	At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted for the approval of such Business Combination, the Company shall be authorised to consummate such Business Combination.

38.6	Any Member holding Public Shares who is not a Founder, officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of then-outstanding Public Shares in issue (such redemption price being referred to herein as the Redemption Price), provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

38.7	The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

38.8	In the event that the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares in issue, which redemption will completely extinguish public Members’

rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 38.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

38.9	In the event that any amendment is made to these Articles:

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 38.2(b) or 38.6; or

(ii)	redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-four months after the date of the closing of the IPO pursuant to Article 38.8; or

(b)	with respect to any other provision relating to the rights of holders of Public Shares,

each holder of Public Shares who is not a Founder, officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of then-outstanding Public Shares in issue.

38.10	Except for the withdrawal of interest to pay income taxes, if any, none of the funds held in the Trust Account shall be released from the Trust Account:

(a)	to the Company, until completion of any Business Combination; or

(b)	to the Members holding Public Shares, until the earliest of:

(i)	a repurchase of Shares by means of a Tender Offer pursuant to Article 38.2(b);

(ii)	an IPO Redemption pursuant to Article 38.6;

(iii)	a distribution of the Trust Account pursuant to Article 38.8; or

(iv)	an Amendment Redemption pursuant to Article 38.9.

In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

38.11	After the issue of Public Shares (including pursuant to the Over-allotment Option), and prior to the consummation of a Business Combination, the directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with the Public Shares:

(i)	on a Business Combination or on any other proposal presented to Members prior to or in connection with the completion of a Business Combination; or

(ii)	to approve an amendment to these Articles to:

(A)	extend the time the Company has to consummate a Business Combination beyond 24 months from the closing of IPO; or

(B)	amend the foregoing provisions of these Articles.

38.12	The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting discounts held in the Trust Account and taxes payable on the interest earned on the Trust Account) at the time of the Company’s signing the agreement to enter into a Business Combination. An initial Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations

38.13	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)	any director or officer of the Company and any affiliate or relative of such director or officer.

38.14	Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the directors, with any director interested in such payment abstaining from such review and approval.

38.15	A director may vote in respect of any Business Combination in which such director has a conflict of interest with respect to the evaluation of such Business Combination. Such director must disclose such interest or conflict to the other directors.

38.16	The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

38.17	The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the directors or officers of the Company. In the event the Company seeks to complete the Business Combination with a target that is affiliated with the Sponsor, executive officers or directors, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm, which is a member of FINRA, or another independent valuation or accounting firm that such a Business Combination or transaction is fair to the Company from a financial point of view.

38.18	Any Business Combination must be approved by the a majority of the Independent Directors.

39	Certain Tax Filings

39.1	Each Tax Filing Authorised Person and any such other person, acting alone, as any director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any director or officer of the Company. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

40	Business Opportunities

40.1	In recognition and anticipation of the facts that: (a) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more members of the Investor Group (each of the foregoing, an “Investor Group Related Person”) may serve as directors and/or officers of the Company; and (b) the Investor Group engages, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions under this heading “Business Opportunities” are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Members and the Investor Group Related Persons, and the powers, rights, duties and liabilities of the Company and its officers, directors and Members in connection therewith.

40.2	To the fullest extent permitted by Applicable Law, the Investor Group and the Investor Group Related Persons shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by

Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Investor Group or the Investor Group Related Persons, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, the Investor Group and the Investor Group Related Persons shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Investor Group Related Person solely in their capacity as an Officer or director of the Company and the opportunity is one the Company is permitted to complete on a reasonable basis.

40.3	Except as provided elsewhere in the Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and the Investor Group, about which a director and/or officer of the Company who is also an Investor Group Related Person acquires knowledge.

40.4	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex C

Exhibit G

Form of ARYA Post-Closing Certificate of Incorporation

CERTIFICATE OF INCORPORATION OF

[CARITAS THERAPEUTICS, INC.]1

a Delaware corporation

ARTICLE I. NAME OF CORPORATION

The name of this corporation is Caritas Therapeutics, Inc. (the “Corporation”).

ARTICLE II. REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III. PURPOSE; EFFECTIVENESS

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is being incorporated in connection with the domestication of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (2021 Revision) (the “Domestication”). This Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of ARYA, and shall be effective upon the effectiveness of the Domestication.

ARTICLE IV. CAPITAL STOCK

A. Authorized Shares

(i)            The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is [●] shares, consisting of (i) [●] shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), (ii) [●] shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) [●] shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

(ii)           The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of any of the Class A Common Stock, Class B Common Stock or Preferred Stock,, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), provided that the number of authorized shares of Class A Common Stock shall not be decreased below the sum of (a) the number of Class A Common Shares then outstanding and (b) the number of Class A Shares to be issued upon the exchange of Caritas LLC Common Units (as defined below) for Class A Common Shares as set forth in Clause B(v) of this Article IV. Upon the effectiveness of the Domestication and this Certificate of Incorporation, each Class A ordinary share, par value $0.0001 per share, of ARYA and each Class B ordinary share, par value $0.0001 per share, of ARYA that is issued and outstanding immediately prior to the Domestication will, for all purposes, be converted into one (1) fully paid and non-assessable share of Class A Common Stock issued and outstanding, without any action required on the part of the Corporation or the holders thereof.

1 ARYA and Amber GT shall mutually agree on a name.

B. Common Stock

(i)            Voting Rights. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders. Except as otherwise required by the DGCL or as provided in this Certificate of Incorporation, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which stockholders are generally entitled to vote (or, if any holders of any series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock). In addition to any other vote required in this Certificate of Incorporation or by the DGCL, the holders of Class A Common Stock and Class B Common Stock shall each be entitled to vote separately as a class only with respect to amendments to this Certificate of Incorporation that increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Notwithstanding the foregoing, except as otherwise required by the DGCL, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the DGCL or this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

(ii)           Dividends and Distributions. Subject to any other provisions of this Certificate of Incorporation, as it may be amended from time to time, holders of shares of Class A Common Stock shall be entitled to receive ratably, in proportion to the number of shares of Class A Common Stock held by them, such dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the board of directors of the Corporation (the “Board of Directors”) from time to time out of assets or funds of the Corporation legally available therefor. Except (I) in connection with a dividend declared by the Board in connection with a “poison pill” or similar stockholder rights plan, or (II) as provided in Clause (B)(iv) of this Article IV, dividends and other distributions shall not be declared or paid on the Class B Common Stock.

(iii)         Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, after payments to creditors of the Corporation that may at the time be outstanding, and subject to the rights of any holders of any series of Preferred Stock that may then be outstanding, holders of shares of Class A Common Stock shall be entitled to receive ratably, in proportion to the number of shares held by them, all remaining assets and funds of the Corporation available for distribution. The holders of shares of Class B Common Stock shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(iv)         Reclassification. None of the Class A Common Stock or Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Common Stock and the Caritas Therapeutics, LLC Membership Interests (as defined below) are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(v)           Exchange. The holder of each membership interest (“Caritas LLC Membership Interest”) of Caritas Therapeutics, LLC, a Delaware limited liability company (“Caritas LLC”), designated as a “Common Unit” (a “Caritas LLC Common Unit” and such holder, a “Caritas LLC Member”), other than the Corporation, shall, pursuant to the terms and subject to the conditions of the amended and restated limited liability company agreement of Caritas Therapeutics, LLC (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Caritas LLC Agreement”), have the right (the “Redemption Right”) to tender to Caritas LLC for redemption each such Caritas LLC Common Unit for the applicable Cash Amount (as defined in the Caritas LLC Agreement), subject to the Corporation’s right, in its sole and absolute discretion, to elect to acquire some or all of such Caritas LLC Common Units that such Caritas LLC Member has tendered pursuant to the Redemption Right for a number of shares of Class A Common Stock, the Cash Amount (as defined in the LLC Agreement) or a combination of Class A Common Stock and a portion of the Cash Amount (the “Exchange Option”), in the case of each of the Redemption Right and the Exchange Option, on and subject to the terms and conditions set forth in this Certificate of Incorporation and in the Caritas LLC Agreement.

(1)             In connection with the Corporation’s exercise of the Exchange Option under the Caritas LLC Agreement, the Corporation shall issue to such Caritas LLC Member a number of shares of Class A Common Stock as determined by the terms and provisions of the Caritas LLC Agreement in exchange for the Caritas LLC Common Units that the Corporation has elected to acquire pursuant to the Exchange Option, subject, at all times, to the Corporation’s right, in accordance with the terms and provisions of the Caritas LLC Agreement, to elect to deliver the applicable Cash Amount in lieu of issuing shares of Class A Common Stock, or to elect to deliver a combination of shares of Class A Common Stock and a portion of the Cash Amount, with the form and allocation of consideration determined in accordance with the Caritas LLC Agreement. No fractional shares of Class A Common Stock shall be issued upon the Corporation’s exercise of the Exchange Option. In lieu of any fractional shares to which the Caritas LLC Member would otherwise be entitled, the Corporation shall pay to the Caritas LLC Member cash equal to the value of the fractional shares of Class A Common Stock (as determined in accordance with the Caritas LLC Agreement).

(2)             Concurrently with any redemption of Caritas LLC Common Units pursuant to the Redemption Right or exchange of Caritas LLC Common Units pursuant to the Exchange Option, a number of shares of Class B Common Stock held by such Caritas LLC Member equal to the number of Caritas LLC Common Units redeemed or exchanged, in each case shall be automatically, without further action by such Caritas LLC Member or the Corporation, transferred to the Corporation for no additional consideration and shall be retired and resume the status of authorized and unissued shares of Class B Common Stock, and all rights of such Caritas LLC Member with respect to such shares, including the rights, if any, to receive notices and to vote, shall thereupon cease and terminate.

(3)             Such number of shares of Class A Common Stock as may from time to time be required for exchange pursuant to the terms of Clause (B)(v)(1) of this Article IV shall be reserved for issuance upon exchange of outstanding Caritas LLC Common Units.

(vi)         Transfers.

(1)             Without limiting any Caritas LLC Member’s ability to effect their Redemption Right or the Corporation’s ability to effect the Exchange Option in compliance with Clause (B)(v) of this Article IV, no holder of Class B Common Stock shall be permitted to consummate a sale, pledge, conveyance, hypothecation, assignment or other transfer (“Transfer”) of Class B Common Stock other than with a concurrent Transfer of an equal number of Caritas LLC Common Units, in each case made to the same transferee in compliance with the restrictions on transfer contained in the Caritas LLC Agreement (for the avoidance of doubt, whether pursuant to a Permitted Transfer (as defined in the Caritas LLC Agreement) or otherwise in compliance with Section 10.3 of the Caritas LLC Agreement). Any purported Transfer of Class B Common Stock not in accordance with the terms of this Clause (B)(vi) of this Article IV shall be void ab initio.

(2)             The Corporation may, as a condition to the Transfer or the registration of Transfer of shares of Class B Common Stock, require the furnishing of such affidavits or other proof as it deems necessary to establish whether such Transfer is permitted pursuant to the terms of this Clause (B)(vi)(1) of this Article IV.

(vii)        Adjustments to Relevant Securities. In the event of any split or reverse split of any of the Relevant Securities (as defined below), or a distribution of any Relevant Securities to the holders of such Relevant Securities, unless a similar transaction is effected with respect to the other types of Relevant Securities, references herein to a number of shares or units of any type of Relevant Securities, or a ratio of one type of Relevant Securities to another, shall be adjusted as appropriate to reflect such split, reverse split or distribution. For example, if there is a one-for-two reverse split of Caritas LLC Common Units, but no similar reverse split of shares of Class B Common Stock, and a holder of Caritas LLC Common Units and shares of Class B Common Stock subsequently tenders Caritas LLC Common Units for redemption pursuant to the Redemption Right or the Exchange Option, then the number of such holder’s shares of Class B Common Stock that will be automatically transferred to the Corporation and retired pursuant to Clause (B)(v)(2) of this Article IV will be equal to twice the number of Caritas LLC Common Units tendered for redemption. “Relevant Securities” means Class A Common Stock, Class B Common Stock and Caritas LLC Common Units.

(viii)      Retirement of Class B Common Stock. In the event that (1) any Caritas LLC Membership Interest is consolidated or otherwise cancelled or retired or (2) any outstanding share of Class B Common Stock held by a holder of a corresponding Caritas LLC Membership Interest otherwise shall cease to be held by such holder, in each case, whether as a result of exchange, reclassification, redemption or otherwise, then the corresponding share(s) of Class B Common Stock (in the case of (1)) or such share of Class B Common Stock (in the case of (2)) shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be transferred to the Corporation for no consideration and thereupon shall be retired and restored to the status of authorized but unissued shares of Class B Common Stock.

C. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Corporation shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V. STOCKHOLDER ACTION

A. Action Without a Meeting

From and after the effectiveness of this Certificate of Incorporation, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

B. Special Meetings

Unless otherwise required by the DGCL, and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by a majority of the Board of Directors or the Chief Executive Officer of the Corporation.

ARTICLE VI. DIRECTORS

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Powers of the Board of Directors

(i)            The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(ii)           The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and, to the fullest extent permitted by law, any contract or act that shall be approved or be ratified by the affirmative vote of the holders of a majority of the total voting power of all of the then-outstanding shares of stock of the Corporation, which is represented in person or by proxy at such meeting and entitled to vote thereon (provided that a lawful quorum of stockholders be there represented in person or by proxy), shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

(iii)         In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation and to any Bylaws adopted from time to time by the stockholders; provided, however, that no Bylaw so adopted shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.

B. Election of Directors

At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

C. Number and Class of Directors; Term of Office

(i)            Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

(ii)           Effective immediately following the Domestication, the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(iii)         The initial Class I Directors of the Corporation shall be [[Amber GT Parent Designee] and [Agreed Designee #1]]; the initial Class II Directors of the Corporation shall be [[Amber GT Parent Designee] and [Agreed Designee #2]]; and the initial Class III Directors of the Corporation shall be [[ARYA Designee], [Agreed Designee #3] and [Agreed Designee #4]].

(iv)         Notwithstanding the foregoing, the directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

D. Removal

Any director may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of a majority of the outstanding voting stock (as defined below) of the Corporation. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting. In case that any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.

E. Vacancies

Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, any and all vacancies in the Board of Directors (however occurring, including, without limitation, by reason of newly created directorships, death, resignation or removal) may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified. When the number of directors is increased or decreased, the Board of Directors shall, subject to Clause (C) of this Article VI, determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, however, that no decrease in the number of directors shall shorten the term of any incumbent director. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

ARTICLE VII. LIMITATION OF LIABILITY

(i)            To the fullest extent permitted by the DGCL, a person who serves as a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article VII by the stockholders of the Corporation or by amendment to the DGCL, shall not adversely affect any right or protection with respect to events occurring prior to the time of such amendment, repeal or modification, of a person serving as a director of the Corporation at the time of such amendment, repeal or modification.

(ii)           Subject to any provisions in the Bylaws of the Corporation related to indemnification of directors of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by the DGCL, any director of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

(iii)         The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, any officer, employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

(iv)         Neither any amendment, repeal nor elimination of any clause of this Article VII, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Corporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, elimination or adoption of an inconsistent provision.

ARTICLE VIII. EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (each, as in effect from time to time), or (D) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Article VIII with respect to any current or future actions or claims.

ARTICLE IX. BUSINESS COMBINATIONS

A. Opt-Out

The Corporation elects to not be governed by Section 203 of the DGCL.

B. Limitations on Business Combinations

Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(i)            prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

(ii)           upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons (as defined below) who are directors and also officers of the Corporation and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(iii)         at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested stockholder.

C. Definitions

Solely for the purposes of this Article IX, unless otherwise indicated:

(i)            “affiliate” means, whenever used in this Certificate of Incorporation (whether in this Article IX or otherwise), a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii)           “Affiliated Company” or “Affiliated Companies” means, whenever used in this Certificate of Incorporation (whether in this Article IX or otherwise), any affiliate or associate of the ARYA Sponsor or Amber GT Parent, any funds advised by the ARYA Sponsor or Perceptive Advisors LLC or Amber GT Parent (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation), and any affiliate or associate of, or funds managed by any affiliate of ARYA Sponsor or Amber GT Parent.

(iii)         “Amber GT Parent” means Amicus Therapeutics, Inc.

(iv)         “ARYA Sponsor” means ARYA Sciences Holdings IV, a Cayman Islands exempted limited liability company.

(v)           “associate” means, when used to indicate a relationship with any person,

(1)             any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock;

(2)             any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(3)             any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(vi)         “business combination” means, when used in reference to the Corporation and any interested stockholder of the Corporation,

(1)             any merger or consolidation of the Corporation (other than a merger effected pursuant to Sections 253 or 267 of the DGCL) or any direct or indirect majority-owned subsidiary of the Corporation with (a) the interested stockholder or (b) any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and, as a result of such merger or consolidation, Clause (B) of this Article IX is not applicable to the surviving entity;

(2)             any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all of the outstanding stock (as defined below) of the Corporation;

(3)             any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except pursuant to (a) the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such, (b) a merger under Section 251(g), 253 or 267 of the DGCL, (c) a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such, (d) an exchange offer by the Corporation to purchase stock made on the same terms to all stockholders of said stock or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under subclauses (c)-(e) of this Clause (C)(iv)(3) of this Article IX shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation;

(4)             any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(5)             any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees or pledges (other than those expressly permitted in clauses (1)-(4) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(vii)        “control” (including the terms “controlling,” “controlled by” and “under common control with”) means, whenever used in this Certificate of Incorporation (whether in this Article IX or otherwise), the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(viii)      “interested stockholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that is (1) the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation or (2) an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(ix)         “owner” (including the terms “own” and “owned”) means, when used with respect to any stock, a person that individually or with or through any of its affiliates or associates: (1) beneficially owns such stock, directly or indirectly; (2) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or (3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of clause (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(x)          “person” means any individual, corporation, partnership, unincorporated association or other entity.

(xi)        “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(xii)       “voting stock” means, whenever used in this Certificate of Incorporation (whether in this Article IX or otherwise), with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock in this Certificate of Incorporation shall refer to such percentage of the votes of such voting stock.

D. Exceptions to Limitations on Business Combinations

The limitations contained in this Article IX shall not apply if:

(i)            a stockholder becomes an interested stockholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (2) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(ii)           the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (1) constitutes one of the transactions described in the second sentence of this Clause (D)(ii) of this Article IX, (2) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (3) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to a (a) merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (c) proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than twenty (20) days’ notice to all interested stockholders prior to the consummation of any of the transactions described in subclauses (a) or (b) of the second sentence of this Clause (D)(ii) of this Article IX; or

(iii)         the Corporation does not have a class of voting stock that is (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder.

ARTICLE XII. AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS

A. Amendment to Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of) in its present form or as hereafter amended are granted subject to the right reserved in this Article XII; provided, however, that the following provisions may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock of the Corporation, voting together as a single class: Articles V, VI, VII, IX and XII; provided, further, that Article X may only be amended as set forth therein; provided, further, that, as long as there are any shares of Class B Common Stock issued and outstanding, the existence of the Class A Common Stock and the Class B Common Stock, and the rights, preferences and privileges conferred upon the holders of Class A Common Stock and Class B Common Stock in Article IV, including those related to the Redemption Right and the Exchange Option, may not be amended, altered, repealed or rescinded, in whole or in part, or any provision inconstant therewith or herewith may be adopted, only by the unanimous affirmative vote of all of the holders of the Class B Common Stock.

B. Amendment to Bylaws

The Bylaws may be amended, modified or repealed, in whole or in part, either (i) by the affirmative vote of a majority of the entire Board of Directors (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the Board of Directors) or (ii) without the approval of the Board of Directors, by the affirmative vote of the holders of a majority of the outstanding voting stock of the Corporation.

ARTICLE XIII. MISCELLANEOUS

When the terms of this Certificate of Incorporation or the Bylaws refer to a specific agreement or other document (including, for the avoidance of doubt, the Bylaws) or a decision by anybody or person that determines the meaning or operation of a provision hereof or thereof, the Secretary of the Corporation shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any shareholder who makes a request therefor. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIV. SOLE INCORPORATOR

The name and mailing address of the sole incorporator of this Corporation is:

[●]

Final Form

I, the undersigned, as the sole incorporator of the Corporation, have signed this Certificate of Incorporation on this [●] day of [●] 202[●].

By:

Name:

Sole Incorporator

[Signature Page to Caritas Therapeutics, Inc. Certificate of Incorporation]

ANNEX D

Exhibit H

Form of ARYA Post-Closing Bylaws

D-1

Final Form

BYLAWS

 OF

CARITAS THERAPEUTICS, INC.

ARTICLE I

 OFFICES

1.1         Registered Office. The registered office of Caritas Therapeutics, Inc., a Delaware corporation (the “Corporation”) in the State of Delaware shall be established and maintained at 1209 Orange Street, Wilmington, Delaware 19801, and The Corporation Trust Company shall be the registered agent of the corporation in charge thereof.

1.2         Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the board of directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF TOCKHOLDERS

2.1         Place of Meetings. All meetings of the stockholders shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof; provided that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 2.12.

2.2         Annual Meetings.

(a)          The annual meeting of stockholders shall be held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with these Bylaws (the “Bylaws”). Except as otherwise required by law, written notice of an annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the annual meeting. The Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b)          To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the annual meeting by a stockholder who is a stockholder of record on the date of the giving of the notice required by this Section 2.2 and on the record date for the determination of stockholders entitled to vote at such annual meeting and who complies with the notice procedures in this Section 2.2. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c)          To be in proper written form, a stockholder’s notice to the Secretary shall set forth (i) as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (2) any material interest of the stockholder in such business, (3) a description of all arrangements or understandings between or among the stockholder or any Stockholder Associated Person (as defined below) and any other person or entity (including their names) in connection with the proposal of such business by the stockholder and any material interest of the stockholder, any Stockholder Associated Person or such other person or entity in such business, and (4) a representation as to whether the stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the proposal or otherwise to solicit proxies or votes from stockholders in support of the proposal; and (ii) as to the stockholder giving the notice (1) the name and address of the stockholder as they appear on the Corporation’s books, (2) the name and address (if different from the Corporation’s books) of the stockholder, (3) the name and address of any Stockholder Associated Person, (4) the class, series and number of shares of capital stock of the Corporation which are directly or indirectly held of record or beneficially owned by the stockholder or by any Stockholder Associated Person, (5) a description of any Derivative Positions (as defined below) directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, (6) whether and to the extent to which a Hedging Transaction (as defined below) has been entered into by or on behalf of such stockholder or any Stockholder Associated Person, (7) a representation that the stockholder is a stockholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (8) any other information related to the stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies or consents (even if a solicitation is not involved) by such stockholder or Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules, regulations and schedules promulgated thereunder.

(d)         A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.2 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual meeting.

(e)          Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section 2.2. The Chairman of the Board of Directors or person presiding at an annual meeting, as applicable, shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Section 2.2, and if such person should so determine, such person shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted.

(f)          As used in these Bylaws: “Stockholder Associated Person” means, with respect to any stockholder, (i) any person controlling, directly or indirectly, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, (iii) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person or (iv) any person who is an “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of such stockholder; “Derivative Positions” means, with respect to any stockholder or any Stockholder Associated Person, any derivative positions including, without limitation, any short position, profits interest, option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise and any performance-related fees to which such stockholder or any Stockholder Associated Person is entitled, based, directly or indirectly, on any increase or decrease in the value of shares of capital stock of the Corporation; and “Hedging Transaction” means, with respect to any stockholder or any Stockholder Associated Person, any hedging or other transaction (such as borrowed or loaned shares) or series of transactions, or any other agreement, arrangement or understanding, the effect or intent of which is to increase or decrease the voting power or economic or pecuniary interest of such stockholder or any Stockholder Associated Person with respect to the Corporation’s securities.

2.3         Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may only be called in accordance with, and by the person or persons set forth in, the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”). Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.4         Quorum. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.5         Organization. The Chairman of the Board of Directors shall act as chairman of meetings of the stockholders. The Board of Directors may designate any other officer or director of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board of Directors, and the Board of Directors may further provide for determining who shall act as chairman of any stockholders meeting in the absence of the Chairman of the Board of Directors and such designee. The Chairman of the Board of Directors may be removed as Chairman at any time by the affirmative vote of a majority of the Board of Directors. The Secretary of the Corporation or an Assistant Secretary shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary the person presiding at the meeting may appoint any other person to act as secretary of any meeting.

2.6         Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any matter (other than the election of directors) brought before any meeting of stockholders shall be decided by the affirmative vote of the holders of a majority of the voting power of the capital stock present in person or represented by proxy and entitled to vote thereon. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder, unless otherwise provided by the Certificate of Incorporation. Each stockholder entitled to vote at a meeting of stockholders may authorize any person or persons to act for him or her by proxy. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The Board of Directors, in its discretion, or the Chairman of the Board or such other person presiding at a meeting of stockholders, in the Chairman’s or such other person’s discretion, as applicable, may require that any votes cast at such meeting shall be cast by written ballot.

2.7         Voting List. The officer of the Corporation who has charge of the stock ledger of the Corporation shall, at least ten (10) days before every meeting of stockholders, prepare and make a complete list of stockholders entitled to vote at any meeting of stockholders; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in his or her name. Such list shall be open to the examination of any stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. A stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

2.8         Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list required by Section 2.8, or to vote in person or by proxy at any meeting of stockholders.

2.9         Adjournment. Any meeting of the stockholders (whether or not a quorum is present), including one at which directors are to be elected, may be adjourned or postponed from time to time by the Chairman of the Board of Directors or person presiding at the meeting or the stockholders, without the need for approval thereof by stockholders to reconvene or convene, respectively at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or, with respect to a postponed meeting, are publicly announced.

2.10       Ratification. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and, to the fullest extent permitted by law, any contract or act that shall be approved or be ratified by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereon (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

2.11       Inspectors. In advance of any meeting of the stockholders, the Corporation shall appoint one or more inspectors to act at the meeting and make a written report thereof, and the election of directors and any vote by ballot at any meeting of the stockholders shall be supervised by at least one such appointed inspector. If the inspector so appointed shall refuse to serve or shall not be present, a replacement appointment shall be made by the Chairman of the Board of Directors or person presiding at the meeting.

2.12       Meetings by Means of Conference Telephone. To the fullest extent permitted by law, stockholders may participate in a meeting of the stockholders by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.12 shall constitute presence in person at such meeting.

ARTICLE III

DIRECTORS

3.1         Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The number of directors which shall constitute the Board of Directors shall be set in the manner provided in the Certificate of Incorporate. Directors need not be stockholders of the Corporation.

3.2         Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office in the manner provided in the Certificate of Incorporation. Unless otherwise provided in the Certificate of Incorporation or the Director Nomination Agreement, vacancies shall be filled, and directors may be removed, in the manner provided in the Certificate of Incorporation. A director may resign at any time by electronic transmission or by giving written notice to the Chairman of the Board of Directors.

3.3         Advance Notification of Nomination of Directors.

(a)          Subject to the Director Nomination Agreement, nominations of persons for election to the Board of Directors of the Corporation at a meeting of stockholders of the Corporation may be made at such meeting (i) by or at the direction of the Board of Directors (or any duly authorized committee or persons thereof) or (ii) by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who is a stockholder of record on the date of the giving of the notice required by this Section 3.3 and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 3.3; provided, that, for the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations (other than nominees included in the Corporation’s proxy materials pursuant to the Director Nomination Agreement).

(b)          In addition to any other applicable requirements, such nominations by any stockholder (other than any stockholder entitled to nominate a director pursuant to a Director Nomination Agreement) shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

(c)          Such stockholder’s notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class, series and number of shares of capital stock of the Corporation which are directly or indirectly held of record or beneficially owned by the person, (4) the date such shares were acquired and the investment intent of such acquisition, and (5) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act; and (ii) as to the stockholder giving the notice (1) the name and address of the stockholder as they appear on the Corporation’s books, (2) the name and address (if different from the Corporation’s books) of the stockholder, (3) the name and address of any Stockholder Associated Person, (4) the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, (5) a description of any Derivative Positions directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, (6) whether and the extent to which a Hedging Transaction has been entered into by or on behalf of such stockholder or any Stockholder Associated Person, (7) a description of all arrangements or understandings (including financial transactions and direct or indirect compensation) between or among such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or entity (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (8) a representation that such stockholder is a holder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (9) any other information relating to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder and (10) a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of a sufficient number of the Corporation’s outstanding shares reasonably believed by the stockholder or any Stockholder Associated Person, as the case may be, to elect each proposed nominee or otherwise to solicit proxies or votes from stockholders in support of the nomination.

(d)          A stockholder providing notice of nomination to be made at an annual meeting or special meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.3 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting or special meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual meeting or special meeting.

(e)          The Corporation may require any proposed nominee (other than nominees included in the Corporation’s proxy materials pursuant to the Director Nomination Agreement) to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(f)          Subject to the Director Nomination Agreement, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The Chairman of the Board or other person presiding at an annual meeting or a special meeting, as applicable, shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. In no event shall any adjournment or postponement of an annual meeting or special meeting, or the announcement thereof, commence a new time period for the giving of a stockholder’s notice as described above.

3.4         Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware, or solely by means of electronic communication in accordance with Section 141(i) of the Delaware General Corporation Law (the “DGCL”). The first meeting of each newly elected Board of Directors shall be held immediately after and at the same place as the meeting of the stockholders at which it is elected and no notice of such meeting shall be necessary to the directors in order to legally constitute the meeting, provided a quorum shall be present. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors. At all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Certificate of Incorporation or these Bylaws a different vote is required, the vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.5         Organization of Meetings. Subject to the Director Nomination Agreement, the Board of Directors shall elect one of its members to be Chairman of the Board of Directors. The Chairman of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these Bylaws, including its responsibility to oversee the performance of the Corporation, and shall determine the agenda and perform all other duties and exercise all other powers which are or from time to time may be delegated to him or her by the Board of Directors. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Chief Executive Officer, or in the absence of the Chairman of the Board of Directors and the Chief Executive Officer by such other person as the Board of Directors may designate or the members present may select.

3.6         Actions of Board of Directors Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

3.7         Removal of Directors by Stockholders. Any director may be removed by the stockholders only in accordance with the Certificate of Incorporation.

3.8         Resignations. Any director may resign at any time by submitting his or her written resignation to the Board of Directors or Secretary of the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.

3.9         Committees. Subject to the Director Nomination Agreement, the Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Subject to the Director Nomination Agreement, in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by law and in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.10       Compensation. The directors may be paid their reasonable, documented out-of- pocket expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed amount (in cash or other form of consideration) for attendance at each meeting of the Board of Directors and any other meetings or events attended on behalf of the Corporation at the Corporation’s request or a stated salary as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.11        Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

3.12       Meetings by Means of Conference Telephone. Members of the Board of Directors or any committee designed by the Board of Directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.12 shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

4.1         General. The officers of the Corporation shall be elected by the Board of Directors and may consist of: a Chief Executive Officer, Chief Financial Officer, Chief Innovation and Administration Officer, Chief Science Officer, Chief Development Officer, Chief Medical Officer, Chief Business Officer, Chief Patient Advocate, Chief Technical Operations Officer, Secretary and Treasurer. The Board of Directors, in its discretion, may also elect a Chairman of the Board (who must be a director), one or more Vice Presidents (including Executive Vice Presidents and Senior Vice Presidents), Assistant Secretaries, Assistant Treasurers, a Controller and such other officers as in the judgment of the Board of Directors may be necessary or desirable. Any number of offices may be held by the same person and more than one person may hold the same office, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation, nor need such officers be directors of the Corporation.

4.2         Election. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.

4.3         Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer or any other officer authorized to do so by the Board of Directors and such officer may, in the name and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

4.4         Chief Executive Officer. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have ultimate authority for decisions relating to the general management and control of the affairs and business of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. In the absence or disability of the Chairman of the Board, or if there be none, the Chief Executive Officer shall preside at all meetings of the stockholders and, provided the Chief Executive Officer is also a director, at all meetings of the Board of Directors.

4.5         Chief Financial Officer. The Chief Financial Officer shall have general supervision, direction and control of the financial affairs of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. In the absence of a named Treasurer or Assistant Treasurer, the Chief Financial Officer shall also have the powers and duties of the Treasurer as hereinafter set forth and shall be authorized and empowered to sign as Treasurer in any case where such officer’s signature is required.

4.6         Other Chief Officers. Each of the Chief Innovation and Administration Officer, Chief Science Officer, Chief Development Officer, Chief Medical Officer, Chief Business Officer, Chief Patient Advocate and Chief Technical Operations Officer shall perform such duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.

4.7         Vice Presidents. At the request of the Chief Executive Officer or in the absence of the Chief Executive Officer, or in the event of his or her inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the Chief Executive Officer or in the event of the inability or refusal of such officer to act, shall perform the duties of such office, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.

4.8         Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose. The Secretary shall also perform like duties for the standing committees when required. The Secretary (or any Assistant Secretary) shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, then any Assistant Secretary shall perform such actions. If there be no Assistant Secretary, then the Board of Directors or the Chief Executive Officer may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

4.9         Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

4.10       Assistant Secretaries. Except as may be otherwise provided in these Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

4.11       Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his or her disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

4.12       Controller. The Controller shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or any Vice President of the Corporation may prescribe.

4.13       Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

4.14       Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring from whatever reason.

4.15       Resignations. Any officer may resign at any time by submitting his or her written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation, unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.

4.16       Removal. Subject to the provisions of any employment agreement approved by the Board of Directors, any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

ARTICLE V

CAPITAL STOCK

5.1         Shares of Stock. Except as otherwise provided in a resolution approved by the Board of Directors, all shares of capital stock of the Corporation shall be uncertificated shares.

5.2         Signatures. To the extent any shares are represented by certificates, any or all of the signatures on a stock certificate may be a facsimile, including, but not limited to, signatures of officers of the Corporation and countersignatures of a transfer agent or registrar. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

5.3         Lost Certificates. The Board of Directors may direct a new stock certificate or certificates or uncertificated shares to be issued in place of any stock certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new stock certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4         Fixing Record Date.

(a)          In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If the Board does not fix a record date for any meeting of the stockholders, the record date for determining stockholders entitled to notice and to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held.

(b)          In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in connection with any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)          A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5         Registered Stockholders. Prior to due presentment for transfer of any share or shares, the Corporation shall treat the registered owner thereof as the person exclusively entitled to vote, to receive notifications and to all other benefits of ownership with respect to such share or shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

5.6         Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

ARTICLE VI

NOTICES

6.1         Form of Notice. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

6.2         Waiver of Notice. Whenever any notice is required to be given under the provisions of law or the Certificate of Incorporation or by these Bylaws of the Corporation, a written waiver, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular, or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.1         To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a person who serves as a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Section 7.1 shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

7.2         To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including a subsidiary of the Corporation) (any person in such a position, an “Indemnified Person”), whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director or officer of the Corporation or in any other capacity while serving as a director or officer of the Corporation, against expenses (including attorneys’ fees), judgments, fines, losses and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such Indemnified Person acted in good faith and in a manner such Indemnified Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Indemnified Person’s conduct was unlawful; provided, however, that, except as provided in Section 7.9 of these Bylaws with respect to proceedings to enforce rights to indemnification or advancement, the Corporation shall indemnify any such Indemnified Person in connection with a proceeding (or part thereof) initiated by such Indemnified Person only if such proceeding (or part thereof) was authorized by the Board of Directors. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

7.3         The Corporation hereby acknowledges that an Indemnified Person may have certain rights to other indemnification, advancement of expenses and/or insurance from persons other than the Corporation (collectively, the “Other Indemnitors”). The Corporation hereby agrees that with respect to any and all expenses (including attorneys’ fees), judgments, fines, losses and amounts paid in settlement arising by reason of the fact that such Indemnified Person is or was an Indemnified Person, (a) that the Corporation is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of the Other Indemnitors to advance expenses, provide indemnification or otherwise pay for the same amounts incurred by such Indemnified Person are secondary), (b) that the Corporation shall be required to advance the full amount of expenses incurred by an Indemnified Person in accordance with this Article VII and shall be liable for the full amount of all amounts to the extent legally permitted and as required by the terms of these Bylaws (or any other agreement between the Corporation and an Indemnified Person), without regard to any rights an Indemnified Person may have against the Other Indemnitors, and (c) that the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification or advancement from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or to be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Corporation. The Corporation and each Indemnified Person agree that the Other Indemnitors are express third party beneficiaries of the terms of this Article VII.

7.4         Expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding referenced in Section 7.12 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation. The rights to indemnification and advancement of expenses conferred by this Section 7.4 shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and administrators.

7.5         For purposes of any determination under this Article VII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 7.5 not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Article VII.

7.6         Any repeal or amendment of this Article VII or by changes in the DGCL, or the adoption of any other provision of the Certificate of Incorporation or these Bylaws inconsistent with this Article VII, shall, unless otherwise required by the DGCL, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification or advancement rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of or related to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

7.7         The indemnification and advancement of expenses provided by, or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

7.8         The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was an Indemnified Person against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VII.

7.9          If a claim under Section 7.2 or 7.4 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnified Person may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by the DGCL, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses, the Indemnified Person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnified Person to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnified Person to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses, the Corporation shall be entitled to recover such expenses only upon a final adjudication that, the Indemnified Person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Person is proper in the circumstances because the Indemnified Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnified Person has not met such applicable standard of conduct, shall create a presumption that the Indemnified Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnified Person, be a defense to such suit. In any suit brought by the Indemnified Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses, the burden of proving that the Indemnified Person is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

7.10       For purposes of this Article VII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service which imposes duties on, or involves services by, the Indemnified Person with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.

7.11       The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be an Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.12        The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of Indemnified Persons.

ARTICLE VIII

GENERAL PROVISIONS

8.1         Reliance on Books and Records. Each Director, each member of any committee designated by the Board of Directors, and, to the fullest extent permitted by law, each officer of the Corporation, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

8.2         Inspection by Directors. Any director shall have the right to examine the Corporation’s stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.

8.3         Dividends. Subject to the provisions of the Certificate of Incorporation, if any, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.4         Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other persons as the Board of Directors may from time to time designate.

8.5         Fiscal Year. The fiscal year of the Corporation shall be as determined by the Board of Directors. If the Board of Directors shall fail to do so, the Chief Executive Officer shall fix the fiscal year.

8.6         Seal. The corporate seal shall have inscribed thereon the name of the

Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

8.7         Amendments. The original or other Bylaws may be adopted, amended, modified or repealed by the affirmative vote of (a) the holders of a majority of the outstanding voting stock of the Corporation, or (b) if the Certificate of Incorporation so provides, a majority of the entire Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power nor limit their power to adopt, amend, modify or repeal these Bylaws.

8.8         Interpretation of Bylaws. All words, terms and provisions of these Bylaws shall be interpreted and defined by and in accordance with the DGCL, as amended, and as amended from time to time hereafter. Entire Board of Directors. As used in this Article VIII and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

Annex E

Execution Version

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of September 29, 2021, is made by and among ARYA Sciences Holdings IV, an exempted company incorporated in the Cayman Islands with limited liability (the “ARYA Sponsor”), ARYA Sciences Acquisition Corp IV, an exempted company incorporated in the Cayman Islands with limited liability (“ARYA”), Amicus GT Holdings, LLC, a Delaware limited liability company (“Amber GT”), each of Todd Wider, Leslie Trigg and Michael Henderson (collectively, the “Other Class B Shareholders”, and together with the ARYA Sponsor, collectively, the “Class B Shareholders”) and each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (collectively, the “Other Insiders”, and together with the Class B Shareholders, collectively, the “Insiders”). ARYA, Amber GT and the Insiders shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, ARYA, Amber GT and certain other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the ARYA Sponsor and each Other Class B Shareholder will (a) vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby, (b) agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection with respect to all of the ARYA Class B Shares held by him, her or it, and (c) subject to, and conditioned upon the occurrence of and effective as of, the Closing, terminate certain existing agreements or arrangements, including any existing ARYA Sponsor registration rights and lock-up arrangements, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.             Consent to Business Combination; Agreement to Vote.

a.            Pursuant to Section 3 of that certain Letter Agreement, dated as of February 25, 2021 (the “Insider Letter Agreement”), by and among ARYA and the Insiders, the ARYA Sponsor hereby consents to the entry by ARYA into the Business Combination Agreement and each other Additional Agreement to which ARYA is or will be a party.

b.            Each Class B Shareholder (in his, her or its capacity as a shareholder of ARYA and on behalf of himself, herself or itself and not the other Class B Shareholders) hereby agrees to vote at any meeting of the shareholders of ARYA (however called and whether or not adjourned, including at the ARYA Shareholders Meeting or otherwise), and in any action by written resolution of the shareholders of ARYA, all ARYA Class B Shares held by him, her or it as of the relevant determination time in favor of the Transaction Proposals.

2.             Waiver of Anti-dilution Protection. Each Class B Shareholder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors and assigns), to the fullest extent permitted by Law and the Governing Documents of ARYA, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the ARYA Class B Shares held by him, her or it convert into ARYA Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

3.             Transfer of Shares. Except as expressly contemplated by the Business Combination Agreement, with the prior written consent of Amber GT or with respect to a Permitted Transferee (as defined in the last sentence of this Section 3), from and after the date hereof until the earlier of the date of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each Class B Shareholder hereby agrees that he, she or it shall not (a) sell, transfer or otherwise dispose of any of his, her or its ARYA Class B Shares, (b) deposit any of his, her or its ARYA Class B Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or execute any power of attorney with respect to any of his, her or its ARYA Class B Shares, in each case, that conflicts with any of the covenants or agreements set forth in this Agreement, or (c) enter into any Contract with respect to the sale, transfer or other disposition of any of his, her or its ARYA Class B Shares. Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not apply to any sale, transfer or other disposition (i) to a Permitted Transferee, (ii) pursuant to a bona fide gift or charitable contribution, (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (iv) in the case of an individual, pursuant to a qualified domestic relations order or (v) in the case of ARYA Sponsor, by virtue of ARYA Sponsor’s organizational documents upon liquidation or dissolution of the ARYA Sponsor; provided, that, the transferring holder shall, and shall cause any transferee of his, her or its ARYA Class B Shares of the type set forth in clauses (i) through (v), to enter into a written agreement agreeing to be bound by the applicable provisions of this Agreement that are applicable to the transferring holder prior and as a condition to the occurrence of such sale, transfer or other disposition and, from and after the entry into such written agreement, shall be deemed to be a Class B Shareholder for all purposes of this Agreement. For purposes of this Section 3, “Permitted Transferee” means, with respect to any Person, (A) any direct or indirect members, partners (whether general or limited partners) or equityholders or other holders of interests of such Person or any of its Affiliates or any officers, directors or employees of such Person or any Affiliates of any of the foregoing, (B) such Person’s immediate family or family member of any of such Person’s officers or directors, (C) any trust for the direct or indirect benefit of such Person or the immediate family of such Person, (D) if such Person is a trust, to the trustee or beneficiary(ies) of such trust or to the estate of a beneficiary of such trust, or (E) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Founder Shares (as such term is defined in the Insider Letter Agreement) or Private Placement Shares (as such term is defined in the Insider Letter Agreement), as applicable, were originally purchased.

4.             Other Covenants. Each Class B Shareholder hereby agrees to be bound by and subject to (i) Sections 6.5 (Confidentiality; Access to Information) and 11.4 (Publicity) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Shareholder is directly a party thereto, and (ii) Section 6.4 (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to ARYA, as if such Class B Shareholder is directly party thereto.

5.             Termination of Existing Lock-Up. Each of the Insiders and ARYA hereby agrees that, subject to, and conditioned upon and effective as of, the occurrence of the Closing, Section 5 of the Insider Letter shall be amended and restated in its entirety as follows:

“5.	Reserved.”

Each of the Parties further acknowledges and agrees, for the avoidance of doubt, that none of the Insiders shall be subject to any of the restrictions or obligations set forth in Section 5 of the Letter Agreement from and after the time of the amendment contemplated by this Section 5.

6.             Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination, (ii) Sections 1(a), 2 and 5 and Sections 10, 14 and 15 (in each case, solely to the extent related to the foregoing Sections 1(a), 2 or 5) shall each survive the termination of this Agreement pursuant to Section 6(a), and (iii) this Section 6 and Sections 7, 8, 9, 11, 12 and 13 and Sections 10, 14 and 15 (in each case, solely to the extent related to this Section 6 or Sections 7, 8, 9, 11, 12 or 13) shall survive any termination of this Agreement.

7.             Non-Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of any Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein or, for the avoidance of doubt, for claims pursuant to the Business Combination Agreement or any other Additional Agreement by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall any Insider have any obligations or Liabilities related to or arising out of the covenants, agreements or obligations of any other Insider under this Agreement (including related to or arising out of the breach of any such covenant, agreement or obligation by any other Insider), and (ii) in no event shall ARYA have any obligations or Liabilities related to or arising out of the covenants, agreements or obligations of any Insider under this Agreement (including related to or arising out of any breach of any such covenant, agreement or obligation by any such Insider).

8.             Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of ARYA Class B Shares, and not, in the case of any Insider, in such Insider’s capacity as a director, officer or employee of ARYA, and (b) nothing herein will be construed to limit or affect any action or inaction by any Insider or any representative of the ARYA Sponsor serving as a member of the board of directors (or other similar governing body) of ARYA or as an officer, employee or fiduciary of ARYA, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of ARYA.

9.             No Third Party Beneficiaries. Except as set forth in Section 3 or Section 7, this Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10.           Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform his, her or its respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

11.           Fees and Expenses. Except, in the case of ARYA and Amber GT, as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, any such fees and expenses incurred by the Insiders on or prior to the Closing shall, in the sole discretion of the ARYA Sponsor, be allocated to ARYA and deemed to be ARYA Expenses.

12.           No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Amber GT or any of its Affiliates or ARYA or any its Affiliates any direct or indirect ownership or incidents of ownership of or with respect to the ARYA Shares held by any Class B Shareholder. All rights, ownership and economic benefits of and relating to the applicable ARYA Shares shall remain vested in and belong to each applicable Class B Shareholder, and Amber GT and ARYA (and each of their respective Affiliates) shall have no authority to exercise any power or authority to direct any Insider in the voting of any of the ARYA Shares owned by him, her or it (if any), except as otherwise expressly provided herein with respect to the ARYA Shares owned by him, her or it (if any). Except as otherwise set forth in Section 1(b), no Class B Shareholder shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the shareholders of ARYA.

13.           Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or modified if, and only if, such amendment or modification is in writing and signed by the Parties, and any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party(ies) against whom such waiver is sought. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Subject to Section 8, none of this Agreement or any of the rights, interests or obligations hereunder shall be assignable by (a) an Insider without the prior written consent of ARYA and Amber GT, (b) Amber GT without the prior written consent of the ARYA Sponsor and ARYA or (c) ARYA without the prior written consent of the ARYA Sponsor and Amber GT. Any attempted amendment or assignment of this Agreement not in accordance with the terms of this Section 13 shall be null and void ab initio.

14.           Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to ARYA or any Insider, to:

c/o ARYA Science Acquisition Corp IV

51 Astor Place, 10th Floor

New York, NY 10003

Attention:      Adam Stone

Michael Altman

Doug Giordano

Konstantin Poukalov

Email:           adam@perceptivelife.com

michael@perceptivelife.com

doug@perceptivelife.com

konstantin@perceptivelife.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:     Jonathan L. Davis, P.C.

Ryan Brissette

Email:           jonathan.davis@kirkland.com

ryan.brissette@kirkland.com

If to Amber GT, to:

c/o

Amicus Therapeutics, Inc.

3675 Market Street

Philadelphia, PA 19104

Attn: Chief Legal Officer

Email: gcoffice@amicusrx.com

with a copy (which shall not constitute notice) to

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attn:       Graham Robinson

 Katherine D. Ashley

Email:     graham.robinson@skadden.com

 katherine.ashley@skadden.com

15.           Incorporation by Reference. Sections 11.7 (Governing Law), 11.8 (Counterparts; Electronic Signatures), 11.10 (Entire Agreement), 11.12 (Severability), 11.13 (Construction; Interpretation), 11.16 (Submission to Jurisdiction) and 11.18 (Waiver of Jury Trial) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ARYA SCIENCES HOLDINGS IV

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Chief Financial Officer

ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Chief Financial Officer

AMICUS GT HOLDINGS, LLC

By:	/s/ Bradley L. Campbell
Name:	Bradley L. Campbell
Title:	President

[Signature Page to Sponsor Letter Agreement]

OTHER CLASS B SHAREHOLDERS:

/s/ Todd Wider
Todd Wider

/s/ Michael Henderson
Michael Henderson

/s/ Leslie Trigg
Leslie Trigg

OTHER INSIDERS:

/s/ Joseph Edelman
Joseph Edelman

/s/ Adam Stone
Adam Stone

/s/ Michael Altman
Michael Altman

/s/ Konstantin Poukalov
Konstantin Poukalov

[Signature Page to Sponsor Letter Agreement]

Annex F

Exhibit A

Form of PIPE Subscription Agreement

F-1

 Exhibit A

SUBSCRIPTION AGREEMENT

ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Parent”), Caritas GT Holdings, LLC, a Delaware limited liability company (“Caritas GT”), and Caritas Therapeutics, LLC, a Delaware limited liability company (the “Company”), pursuant to which, among other things, ARYA will contribute a portion of the net proceeds from the Trust Account (as defined below) and this Subscription Agreement and the Other Subscription Agreements (as defined below) in exchange for a majority of the equity securities in the Company and, in connection therewith, Caritas GT will receive Class B common stock, par value $0.0001 per share, in ARYA, in each case, on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).

In connection with the Transaction, ARYA is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of ARYA’s Class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, ARYA is, severally and not jointly, entering into subscription agreements (the “Other Subscription Agreements”, and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors”, and together with the Investor, the “Investors”), pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 20,150,000 Shares, at the Per Share Purchase Price.

Prior to the closing of the Transaction (and as more fully described in, and on the terms and subject to the conditions set forth in, the Transaction Agreement), ARYA will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (2020 Revision) (the “Domestication”).

The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and ARYA acknowledges and agrees as follows:

1.                   Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ARYA the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions set forth in this Subscription Agreement. The Investor acknowledges and agrees that ARYA reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by ARYA only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ARYA. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by ARYA on the terms and subject to the conditions set forth in this Subscription Agreement shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

F-2

2.                   Closing. The closing of the sale, purchase and issuance of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and immediately prior to, the effectiveness of the Transaction (the date the Closing so occurs, the “Closing Date”). Upon delivery of written notice from (or on behalf of) ARYA to the Investor (the “Closing Notice”), that ARYA reasonably expects all conditions to the closing of the Transaction under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ARYA, three (3) business days prior to the anticipated closing date specified in the Closing Notice, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by ARYA in the Closing Notice (such funds to be held in an escrow by ARYA or in such account(s) specified by ARYA). On the Closing Date, ARYA shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of all liens (other than those arising under applicable securities laws), in the name of the Investor on ARYA’s share register; provided, however, that ARYA’s obligation to issue the Shares to the Investor is contingent upon ARYA having received the Subscription Amount in full accordance with this Section 2. In the event the Closing does not occur within two (2) business days of the anticipated Closing Date specified in the Closing Notice, ARYA shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing upon the delivery by ARYA of a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required to close for business.

3.                   Closing Conditions.

a.                    The obligation of the parties hereto to consummate the sale, purchase and issuance of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i)                 no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of the (i) the sale, purchase and issuance of the Shares pursuant to this Subscription Agreement or (ii) the Transaction; and

(ii)                (A) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Transaction Agreement and other than those conditions under the Transaction Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the Shares pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the applicable parties to the Transaction Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.

b.                   The obligation of ARYA to consummate the sale and issuance of the Shares pursuant to this Subscription Agreement shall be subject to the condition (which may be waived in writing by ARYA with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed)) that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Closing Date and (ii) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date).

c.                    The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the condition (which may be waived in writing by the Investor) that (i) all representations and warranties of ARYA contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (except for (x) those representations and warranties qualified by materiality or Material Adverse Effect (as defined below), which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as of such specified earlier date), (ii) ARYA shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing and (iii) the Shares acquired hereunder shall have been approved for listing by the Stock Exchange (as defined below), subject to official notice of issuance.

F-3

4.                   Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.                   ARYA Representations and Warranties. ARYA represents and warrants to the Investor that:

a.                   ARYA is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). ARYA has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, ARYA will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b.                   As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ARYA’s certificate of incorporation or bylaws (each, as amended to the Closing Date) or under the General Corporation Law of the State of Delaware or under any agreement or instrument to which ARYA is a party.

c.                   The Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by ARYA and, with respect to the Subscription Agreement, assuming that the Subscription Agreement constitutes the valid and binding agreement of the Investor, constitutes a legal, valid and binding obligation of ARYA, enforceable against ARYA in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.                   The sale and issuance of the Shares and the compliance by ARYA with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ARYA or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ARYA or any of its subsidiaries is a party or by which ARYA or any of its subsidiaries is bound or to which any of the property or assets of ARYA or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of ARYA and its subsidiaries, taken as a whole or materially affect the validity of the Shares or the legal authority of ARYA to comply in all material respects with the terms of this Subscription Agreement (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ARYA; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ARYA or any of their properties that would reasonably be expected to have a Material Adverse Effect.

e.                    As of their respective filing dates, all reports, forms, statements, schedules, prospectuses, proxy statements, registration statements and other documents (the “SEC Reports”) required to be filed, or actually filed, by ARYA with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. ARYA has filed with the SEC each SEC Report that ARYA was required to file with the SEC. The financial statements of ARYA included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing or, if amended, as of the time of such amendment, and fairly present in all material respects the financial position of ARYA as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of interim unaudited statements, normal, year-end audit adjustments, and (ii) changes to historical accounting policies of ARYA in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to ARYA. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by ARYA from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

F-4

f.                    ARYA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ARYA of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which ARYA’s common equity is then listed (the “Stock Exchange”), and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

g.                   The issued and outstanding Class A ordinary shares of ARYA, $0.0001 par value (“Class A Shares”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. There is no suit, action, proceeding or investigation pending or, to the knowledge of ARYA, threatened against ARYA by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares or, when issued, the shares of common stock, par value $0.0001 per share, expected to be issued in the Delaware corporation in connection with the Domestication (the “Delaware Common Shares”), or to deregister the Class A Shares or, when registered and issued in connection with the Domestication, the Delaware Common Shares, under the Exchange Act. ARYA has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware Common Shares.

h.                   Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by ARYA to the Investor hereunder. The Shares (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i.                     Other than the Placement Agent (as defined below), ARYA has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and ARYA is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agent.

j.                     Other than as disclosed in the SEC Reports, ARYA has not entered into any side letter or similar agreement with any Other Investor relating to an investment in the Shares that is materially more advantageous to such Other Investor than the terms and conditions hereunder are to the Investor. The Other Subscription Agreements reflect the same Per Share Purchase Price and other terms with respect to the purchase of the Shares that are not materially more favorable to the investors thereunder than the terms of this Subscription Agreement, other than representations, warranties and terms particular to the regulatory requirements of such investor or its affiliates or related funds. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

k.                   As of the date of this Subscription Agreement, the authorized capital stock of ARYA consists of 1,000,000 preference shares (the “Preferred Shares”), 479,000,000 Class A Shares, and 20,000,000 Class B ordinary shares (the “Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 15,449,000 Class A shares are issued and outstanding, and (iii) 3,737,500 Class B Shares are issued and outstanding. All issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable. As of the date hereof, ARYA has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which ARYA is a party or by which it is bound relating to the voting of any securities of ARYA, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement.

F-5

l.                  ARYA is in compliance with applicable law, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. ARYA has not received any written communication from a governmental authority that alleges that ARYA is not in compliance with or is in default of any applicable law, except where such noncompliance or default has not had and would not reasonably be expected to have a Material Adverse Effect.

m.                 Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ARYA, threatened against ARYA or (ii) judgment, decree injunction, ruling or order of any governmental entity or arbitrator outstanding against ARYA.

n.                   ARYA acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of Shares shall not be required to provide ARYA with any notice thereof; provided, however, that neither ARYA, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by ARYA in all respects.

o.                   There has been no action taken by (1) to the knowledge of ARYA, ARYA or any officer, director, or to the knowledge of ARYA, any equityholder, manager, employee, agent or representative of ARYA or (2) to the knowledge of ARYA, by the Company, any of its subsidiaries (collectively, ARYA, the Company and the Company’s subsidiaries, the “Entities”), or any officer, director, equityholder, manager, employee, agent or representative of any of the Company or any of its subsidiaries, in each case of (1) and (2), acting on behalf of any of the Entities, in violation of any applicable Anti-Corruption Laws (as herein defined), and, to the knowledge of ARYA, none of the Entities or any officer, director, equityholder, manager, employee, agent or representative of any of the Entities, in each case, acting on behalf of any of the Entities, have (i) been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

p.                   ARYA is, and will continue to be, including following the Domestication, classified as a Subchapter C corporation for U.S. federal income tax purposes.

6.                   Investor Representations and Warranties. The Investor represents and warrants to ARYA that:

a.                    The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.

F-6

b.                   The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ARYA or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein, subject to applicable law. The Investor acknowledges and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that ARYA files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c.                 The Investor acknowledges and agrees that the Investor is purchasing the Shares from ARYA. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of ARYA, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ARYA expressly set forth in Section 5 of this Subscription Agreement.

d.                    The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.                    The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, without limitation, with respect to ARYA, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it had an opportunity to review the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

f.                    The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and ARYA, the Company or a representative of ARYA or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and ARYA, the Company or a representative of ARYA or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) to its knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ARYA, the Company, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ARYA contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ARYA.

g.                   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including, without limitation, those set forth in ARYA’s SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

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h.                   Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ARYA. The Investor acknowledges specifically that a possibility of total loss exists.

i.                    In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor; provided that neither such investigation nor any other inquiries or due diligence conducted by the Investor shall modify, limit or otherwise affect the Investor’s right to rely on ARYA’s representations and warranties contained in this Agreement. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ARYA, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

j.                    The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

k.                   The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

l.                    The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound that would reasonably be expected to have a material adverse effect on the legal authority of the Investor to comply with the terms of this Subscription Agreement, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same. This Subscription Agreement has been duly executed and delivered by the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments and, assuming that the Subscription Agreement constitutes the valid and binding agreement of ARYA, constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m.                 The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

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n.                   The Investor acknowledges that no disclosure or offering document has been prepared by Jefferies LLC or any of its affiliates (the “Placement Agent”) in connection with the offer and sale of the Shares.

o.                   The Investor acknowledges that none of the Placement Agent, any of its affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ARYA, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by ARYA.

p.                   The Investor acknowledges that in connection with the issue and purchase of the Shares, the Placement Agent has not acted as the Investor’s underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any similar capacity.

q.                   The Investor has or has commitments to have and, when required to deliver payment to ARYA pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the sale, purchase and issuance of the Shares pursuant to this Subscription Agreement.

r.                   The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of ARYA. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

7.                   Registration Rights.

a.                    In the event that the Shares are not registered in connection with the consummation of the Transaction, ARYA agrees that, within fifteen (15) calendar days after the consummation of the Transaction (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies ARYA that it will “review” the Registration Statement) following the Filing Date and (ii) five (5) Business Days after ARYA is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). ARYA agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the fourth anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the amount of such securities that may be sold and without the requirement for ARYA to be in compliance with the current public information required under Rule 144(i)(2) (the “Effectiveness Period”). The Investor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to ARYA (or its successor) upon reasonable request to assist ARYA in making the determination described above In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents ARYA from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a), ARYA will use commercially reasonable efforts to (1) qualify the Shares for listing on the Stock Exchange, and (2) update or amend the Registration Statement as necessary to include the Shares sold hereby for resale. For as long as the Investor holds the Shares, ARYA will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable, including providing any legal opinions to ARYA’s transfer agent. Notwithstanding anything to the contrary contained herein, ARYA may delay or postpone filing of such Registration Statement, and from time to time require the Investor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if the board of directors of ARYA determines, in good faith and upon the advice of counsel, that either in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of ARYA or would require premature disclosure of information that could materially adversely affect ARYA (each such circumstance, a “Suspension Event”); provided, that, (i) ARYA shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of ninety (90) calendar days, in each case in any three hundred sixty (360) day period and (ii) ARYA shall use commercially reasonable efforts to make such Registration Statement available for the resale by the undersigned of the Shares as soon as practicable thereafter. If so directed by ARYA, the Investor will destroy all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to destroy all copies of the prospectus covering the Shares shall not apply (x) to the extent the Investor is required to retain a copy of such prospectus (A) in order to comply with applicable legal or regulatory requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up. ARYA’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ARYA such information regarding the Investor, the securities of ARYA held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by ARYA to effect the registration of such Shares, and shall execute such documents in connection with such registration as ARYA may reasonably request that are customary of a selling stockholder in similar situations.

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b.                   ARYA shall advise the Investor within two (2) Business Days: (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by ARYA of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from ARYA (which notice shall not contain any material non-public information regarding ARYA) of the happening of any event contemplated in clauses (ii) through (v) above or of a Suspension Event during the period that the Registration Statement is effective , the Investor agrees that (1) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or another applicable exemption to registration under the Securities Act) until the undersigned receives copies of a supplemental or amended prospectus (which ARYA agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ARYA that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by ARYA except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. ARYA shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as ARYA is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ARYA shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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c.                    ARYA will use its commercially reasonable efforts to (A) at the reasonable request of Investor, deliver all the necessary documentation to cause ARYA’s transfer agent to remove all restrictive legends from any Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Shares, or that may be sold by Investor without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (B) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (A) upon the receipt of Investor representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel, in each case within 2 business days of such request. The Investor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to ARYA (or its successor) upon reasonable request to assist ARYA in making the determination described above.

d.                   Indemnification

(i)                  ARYA agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to ARYA by or on behalf of the Investor expressly for use therein.

(ii)                The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless ARYA, its directors and officers and agents and each person who controls ARYA (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by the or on behalf of Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)              Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that (1) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (2) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or (3) contains any statement of fault or culpability.

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(iv)               The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v)                If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor pursuant to this Section 7(d)(v) be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation, and such obligations of the Investor shall be several and not joint.

8.                   Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, and (c) the delivery of a notice of termination of this Subscription Agreement by the Investor to ARYA following the date that is fifteen (15) calendar days after the Termination Date (as defined in the Transaction Agreement currently in effect on the date hereof, and such fifteenth calendar day, the “Outside Date”), if the Closing has not occurred by the Outside Date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (c) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is one of the Investors under an Other Subscription Agreement, and such other Investor’s breach of any of its covenants or obligations under the Other Subscription Agreement), either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Outside Date) (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. ARYA shall notify the Investor of the termination of the Transaction Agreement as promptly as practicable after the termination of the Transaction Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ARYA in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

9.                   Trust Account Waiver. The Investor acknowledges that ARYA is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ARYA and one or more businesses or assets. The Investor further acknowledges that, as described in ARYA’s prospectus relating to its initial public offering dated February 25, 2021 (the “Final Prospectus”) available at www.sec.gov, substantially all of ARYA’s assets consist of the cash proceeds of ARYA’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of ARYA, its public shareholders and the underwriters of ARYA’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ARYA to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of ARYA entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Class A Shares outstanding on the date hereof (whether acquired by the Investor prior to, on or after the date hereof), pursuant to a validly exercised redemption right with respect to any such Class A Shares, in accordance with ARYA’s Amended and Restated Memorandum and Articles of Association and the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and ARYA, dated March 2, 2021, except to the extent that the Investor has otherwise agreed in writing with ARYA, the Company or any of their respective affiliates to not exercise such redemption right.

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10.                Miscellaneous.

a.                    Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder and the rights set forth in Section 7 solely in connection with a transfer of such Shares (other than a transfer in connection with a sale pursuant to either an effective registration statement or under Rule 144), if any) may be transferred or assigned. Notwithstanding the foregoing, after notifying ARYA, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations.

b.                   ARYA may request from the Investor such additional information as ARYA may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may be reasonably requested. The Investor acknowledges that ARYA may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of ARYA.

c.                    The Investor acknowledges that ARYA, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify ARYA, the Company and the Placement Agent if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify ARYA, the Company and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that the purchase by the Investor of Shares from ARYA will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any notice previously provided pursuant to this Section 10 or otherwise) by the Investor as of the time of such purchase.

d.                   ARYA, the Company and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ARYA set forth in this Subscription Agreement.

e.                    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

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f.                    This Subscription Agreement may not be terminated other than pursuant to the terms of Section 8 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of ARYA and the Investor hereto; provided, however, that no modification, amendment or waiver by ARYA of the provisions of this Subscription Agreement shall be effective without the prior written consent of Parent (other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either ARYA or the Investor in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g.                  This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 3(b), Section 7, Section 8, Section 10(c), Section 10(d), Section 10(f) and this Section 10(g) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement.

h.                   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.                     If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j.                    This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k.                  The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of this Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

l.                    Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to ARYA.

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m.                 THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10(l) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(m).

n.                   The Investor hereby acknowledges and agrees that it will not, nor will any person acting at the Investor's direction or pursuant to any understanding with Investor (including Investor's controlled affiliates) engage in any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of ARYA or any instrument exchangeable for or convertible into any Shares or any securities of ARYA until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 10(n) shall not apply to (x) ordinary course, non speculative hedging transactions, or (y) any sale (including the exercise of any redemption right) of securities of ARYA (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with the Investor (including the Investor's controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor's assets this Section 10(n) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

F-15

o.                   The Investor hereby acknowledges that the Placement Agent and/or its affiliates may now or in the future own securities of ARYA and/or purchase securities in the Transaction.

11.                Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ARYA expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ARYA. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ARYA, the Company, the Placement Agent or any Non-Party Affiliate concerning ARYA, the Company, the Placement Agent, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ARYA, the Company, the Placement Agent or any of ARYA’s, the Company’s or the Placement Agent’s controlled affiliates or any family member of the foregoing.

12.                Disclosure. ARYA shall, on the first (1st) business day following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that ARYA has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, the Investor and, to the knowledge of ARYA, the Investor’s affiliates, attorneys, agents or representatives shall not be in possession of any material, non-public information received from ARYA, the Company or any of their officers, directors, employees, agents or representatives, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with ARYA, the Placement Agent, the Company or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement, the Other Subscription Agreements, or the Transaction Agreement. Notwithstanding anything this this Subscription Agreement to the contrary, ARYA shall not, and shall cause each of its officers, directors, employees, attorneys, representatives and agents not to, provide the Investor with any material, non-public information regarding ARYA or the Company from and after the filing of the Disclosure Document with the SEC without the express prior written consent of the Investor. ARYA understands and confirms that the Investor and the Investor’s affiliates, attorneys, agents and representatives will rely on the foregoing representations and covenants in effecting transactions of securities in ARYA. Notwithstanding anything in this Subscription Agreement to the contrary, ARYA shall not (i) publicly disclose the name of the Investor or any of its affiliates or advisers or include the name of the Investor or any of its affiliates or advisers in any press release without the prior written consent of the Investor or (ii) publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Stock Exchange, in which case ARYA will provide Investor with prior written notice (including by e-mail, with no mail undeliverable or rejection notice) of such disclosure under this clause (ii).

F-16

13.                Several Obligations. The obligations of the Investor and each Other Investor in connection with the private placement are several and not joint, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor in connection with the private placement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.

[SIGNATURE PAGES FOLLOW]

F-17

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by ARYA in the Closing Notice.

F-18

IN WITNESS WHEREOF, ARYA has accepted this Subscription Agreement as of the date set forth below.

ARYA SCIENCES ACQUISITION CORP IV

By:
Name:
Title:

Date:                , 2021

F-19

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐  We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2. ☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐  Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐  Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

F-20

Annex G

Execution Version

Investor Rights Agreement

This Investor Rights Agreement (this “Agreement”), dated as of September 29, 2021, is among ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (the “Company”) and the other parties hereto identified as a “Holder” on the signature pages hereto (each, a “Holder” and collectively, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement dated as of the date hereof (the “Business Combination Agreement”), among the Company, Amicus Therapeutics, Inc., a Delaware corporation (“Parent”), Amicus GT Holdings, LLC, a Delaware limited liability company (“Amber GT”), and Caritas Therapeutics, LLC, a Delaware limited liability company (“Caritas”).

WHEREAS, pursuant to the Business Combination Agreement, among other things, on the Closing Date, (i) the Company will redomesticate as a Delaware corporation and change its name from “ARYA Sciences Acquisition Corp IV to “Caritas Therapeutics, Inc.”, (ii) the Company will receive the number of Common Units (as defined in the LLC Agreement (as defined below)) equal to the Net Outstanding ARYA Class A Shares determined pursuant to the Business Combination Agreement, (iii) the Company will issue to Amber GT the number of ARYA Class B Shares equal to the Transaction Equity Security Amount determined pursuant to the Business Combination Agreement and (iv) Amber GT will receive a number of Common Units equal to the number of ARYA Class B Shares it receives on the Closing Date (the “Amber GT Units”), and such Amber GT Units will be exchangeable for Common Stock (as defined below) from time to time pursuant to the terms of the LLC Agreement;

WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, Perceptive Life Sciences Master Fund Ltd., a Cayman Islands exempted company (“Perceptive”), will be issued shares of Common Stock in a private placement transaction pursuant to that certain Subscription Agreement, dated as of September 29, 2021;

WHEREAS, the Company, ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”), and the Independent Directors (as defined herein, and, together with the Sponsor, the “Original Holders”) are parties to the Registration and Shareholder Rights Agreement, dated as of March 2, 2021 (the “Prior Agreement”); and

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and to provide for certain rights and obligations included herein and to include Amber GT and Perceptive.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

Article I
DEFINITIONS

Section 1.1.        Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Recitals.

“Amber GT” shall have the meaning given in the Recitals.

“Amber GT Units” shall have the meaning given in the Recitals.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or institutional “accredited” investor (as defined in Rule 501(a) of Regulation D under the Securities Act), bought deal, over-night deal or similar transaction through a broker, sales agent or distribution agent, whether as agent or principal, that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, or the issuance of a legal opinion by the Company’s legal counsel.

“Board” shall mean the Board of Directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Caritas” shall have the meaning given in the Recitals.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means, after giving effect to the Domestication, the Company’s Class A common stock, par value $0.0001 per share.

“Company” shall have the meaning given in the Recitals.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Demanding Holders” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” means a Registration Statement on Form S-1 or any comparable successor form or forms thereto.

“Form S-3” means a Registration Statement on Form S-3 or any comparable successor form or forms thereto.

“Holders” shall have the meaning given in the Recitals.

“Independent Directors” means Todd Wider, Michael Henderson and Leslie Trigg.

“Insider Letter” shall mean that certain letter agreement, dated as of February 25, 2021, by and among the Company, the Sponsor and each of the other parties thereto.

“Liquidation Event” shall mean any of the following : (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, sale of voting control, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

“LLC Agreement” shall mean the Amended and Restated Limited Liability Agreement of Caritas, as in effect following the consummation of the transactions contemplated by the Business Combination Agreement, and as the same may be amended from time to time.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.3.4.

“Original Holders” shall have the meaning given in the Recitals.

“Parent” shall have the meaning given in the Recitals.

“Perceptive Holders” means the Sponsor and Perceptive.

“Permitted Transferee” shall have the meaning given in subsection 7.3.2.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“PIPE Shares” means shares of Common Stock purchased pursuant to those certain Subscription Agreements between certain Holders and the Company dated on or about September 29, 2021.

“Prior Agreement” shall have the meaning given in the Recitals.

“Private Placement Shares Purchase Agreement” shall mean that certain Private Placement Shares Purchase Agreement, dated as of February 25, 2021, by and between the Company and the Sponsor.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security”, “Registrable Securities” shall mean (a) any outstanding share of Common Stock (including the shares of Common Stock issued or issuable upon the exchange of any Amber GT Units pursuant to and in accordance with the LLC Agreement or the exercise of any other equity security) held by a Holder as of the closing of the transactions contemplated by the Business Combination Agreement (including, without limitation, the PIPE Shares and any shares of Common Stock issued pursuant to the Business Combination Agreement) and (b) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company to the transferee, and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration or Underwritten Offering, including, without limitation, the following:

(A)       all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(B)       fees and expenses of compliance with securities or Blue Sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with Blue Sky qualifications of Registrable Securities);

(C)       printing, messenger, telephone and delivery expenses;

(D)       fees and disbursements of counsel for the Company;

(E)       reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering; and

(F)       reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders (including if such Underwritten Takedown is in the form of a Block Trade), as applicable.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Selling Holders” means any Holder electing to sell any of its Registrable Securities in a Registration.

“SEC Guidance” shall have the meaning given in subsection 2.3.4.

“Sponsor” shall have the meaning given in the Recitals.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.

Article II
REGISTRATION

Section 2.1.        Demand Registration.

2.1.1       Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time (but subject to Article V), (i) Amber GT or (ii) the Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders (as the case may be, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than thirty (30) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holders pursuant to such Demand Registration; provided, that the Company shall not be obligated to effect any Registration under this subsection 2.1.1 if the Demanding Holders and Demand Requesting Holders propose to sell Registrable Securities with aggregate proceeds of less than $25,000,000.

2.1.2       Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 above unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.

2.1.3       Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Demand Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders, such Underwriter(s) to be reasonably acceptable to the Company.

2.1.4       Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Demand Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Demand Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Demand Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Demand Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Demand Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5       Demand Registration Withdrawal. Amber GT or a majority-in-interest of the Perceptive Holders, as the case may be, in the case of a Registration under subsection 2.1.1 initiated by Amber GT or the Perceptive Holders, as the case may be, or any Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or after such Registration Statement has been declared effective and is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency).

Section 2.2.        Piggyback Registration.

2.2.1       Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (other than pursuant to Sections 2.1 and 2.3 of this Agreement), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) filed on Form S-4 related to any merger, acquisition or business combination, or (v) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or applicable Prospectus, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2       Reduction of Piggyback Registration. If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)	If the Registration is undertaken for the Company’s account (which, for the avoidance of doubt, shall not include an offering of securities by the Company for the purpose of delivering cash to Amber GT or its transferee in connection with an exchange of Amber GT Units pursuant to the LLC Agreement, such a Registration being considered to be a Registration by Amber GT or its transferee, such Registration to be subject to the reduction procedures set forth in subsection 2.1.4 or subsection 2.3.6, as applicable), the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(ii)	If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata based on the respective number of Registrable Securities that each Holder has requested, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3       Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration, or, if such Piggyback Registration is in connection with an underwritten offering pursuant to an effective shelf registration statement, then prior to the public announcement of such offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4       Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder of Registrable Securities has elected to include securities in such registration.

Section 2.3.        Resale Shelf Registration Rights.

2.3.1       Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than fifteen (15) days following the Closing Date (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form S-1 and thereafter the Company becomes eligible to use Form S-3 for secondary sales, the Company shall, as promptly as practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form S-3. The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Once effective, the Company shall use commercially reasonable efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in Section 5.1 of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.

2.3.2       Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.3.3       Amendments and Supplements. Subject to the provisions of Section 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Resale Shelf Registration Statement filed pursuant to Section 2.3.1 is filed on Form S-3 and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its commercially reasonable efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form S-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.

2.3.4       SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly -available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.3.5       Underwritten Shelf Takedown. At any time and from time to time after a Resale Shelf Registration Statement has been declared effective by the Commission, the Holders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to the Resale Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts or commissions) reasonably expected to exceed, in the aggregate, $15,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least seven (7) days prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Except in the case of a requested Underwritten Shelf Takedown in the form of a Block Trade, following receipt of a request for an Underwritten Shelf Takedown, the Company shall promptly notify the other Holders of the request and of their right to participate in the Underwritten Shelf Takedown, which shall specify the anticipated public announcement date. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each a “Takedown Requesting Holder”) at least 48 hours prior to the anticipated public announcement date of such Underwritten Shelf Takedown set forth in the Company notice pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All such Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Takedown Requesting Holders initiating the Underwritten Shelf Takedown.

2.3.6       Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise(s) the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other shares of the Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a Pro Rata basis, that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities, if any, that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (ii) and (iii) the Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.7       Block Trades. If the Company shall receive a request from a Holder or Holders of Registrable Securities with an estimated market value of at least $15,000,000 that the Company effect the sale of all or any portion of such Registrable Securities in an Underwritten Shelf Takedown in the form of a Block Trade, then the Company shall, as expeditiously as possible, cooperate and effect the offering in such Block Trade of the Registrable Securities for which such requesting Holder has requested such offering, without giving any effect to any required notice periods or delivery of notices to any other Holders.

Article III
COMPANY PROCEDURES

Section 3.1.        General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1       prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2       prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3       prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4       prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “Blue Sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5       cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6       provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7       advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8       advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.9       at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a draft copy thereof to each seller of such Registrable Securities or its counsel;

3.1.10    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11    permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense (except as otherwise set forth herein), in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12    obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;

3.1.13    on the date the Registrable Securities are delivered for sale pursuant to such Registration, if requested by the Underwriter(s), if any, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration addressed to the Underwriter(s) covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letter are being given as are customarily included in such opinions and negative assurance letters;

3.1.14    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

3.1.15    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16    if a Registration, including an Underwritten Offering, involves the Registration of Registrable Securities involving gross proceeds in excess of $35,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.17    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2.        Registration Expenses. All Registration Expenses shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs.

Section 3.3.        Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4.        Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement or until he, she, or it is advised in writing by the Company that the use of the Prospectus may be resumed, provided that the Company hereby covenants to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the immediate effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board, would be materially detrimental to the Company, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) for a period of not more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

Section 3.5.        Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions as reasonably requested. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 3.6.        Limitations on Registration Rights. Other than the registration rights granted to the purchasers under the Subscription Agreements to be entered into on about the date hereof with certain investors relating to the private placement of shares of Common Stock as provided for in the Business Combination Agreement, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders in their capacity as Perceptive Holders (provided the Perceptive Holders or their Permitted Transferees hold Registrable Securities at such time) and (ii) Amber GT (provided Amber GT or its Permitted Transferees hold Registrable Securities at such time); or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Article IV
INDEMNIFICATION AND CONTRIBUTION

Section 4.1.        Indemnification.

4.1.1       The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriter(s), their officers and directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2       In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds actually received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3       Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4       The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to subsection 4.1.5) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5       If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

4.1.6       Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

Article V
LOCK-UP

Section 5.1.        Lock-Up. Except as permitted by Section 5.2, each Holder shall not Transfer any shares of Common Stock (including, without limitation, the PIPE Shares, any shares of Common Stock issued pursuant to the Business Combination Agreement, and any other shares of Common Stock), beneficially owned or owned of record by such Holder until the date that is 365 days from the Closing Date (the “Lock-up Period”).

Section 5.2.        Exceptions. The provisions of Section 5.1 shall not apply (i) to the Original Holders or the Perceptive Holders in connection with any of the following, and (ii) to Amber GT in connection with subsections 5.2.6(i), 5.2.10, 5.2.11 or 5.2.12:

5.2.1      transactions relating to shares of Common Stock acquired in open market transactions;

5.2.2      Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift or charitable contribution;

5.2.3      Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4      Transfers by will or intestate succession upon the death of the undersigned;

5.2.5      the Transfer of shares of Common Stock pursuant to a qualified domestic order, court order or in connection with a divorce settlement;

5.2.6      if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, or (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership;

5.2.7      if the Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

5.2.8      Transfers to the Company’s officers, directors or their affiliates;

5.2.9      Transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under Sections 5.2.2 through 5.2.8;

5.2.10    pledges of shares of Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder;

5.2.11    Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement;

5.2.12    the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period;

provided, however, that in the case of any Transfer pursuant to Sections 5.2.2 through 5.2.10, each donee, distribute, pledgee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement, provided further, however, that the foregoing requirement shall not apply with respect to pledges made by Amber GT or any of its Permitted Transferees pursuant to requirements under agreements governing borrowings or the incurrence of any indebtedness by Parent and its subsidiaries.

Section 5.3.        Termination of Existing Lock-Up. The lock-up provisions in this ARTICLE V shall supersede the lock-up provisions contained in Section 5 of the Sponsor Letter Agreement and Section 1.C.(i) of the Private Placement Shares Purchase Agreement, which provisions shall be of no further force or effect as of the Closing Date.

Section 5.4.        Release of Lock-Up Restrictions. Notwithstanding the other provisions set forth herein, the Board may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in Section 5.1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, (ii) apply to each Holder equally, and (iii) require the unanimous approval of the directors present at any duly called meeting at which a quorum is present. Notwithstanding anything to the contrary herein or in the LLC Agreement, any amendment, modification or waiver of, or consent, approval or agreement under, the LLC Agreement (whether by the Board of Managers (as defined in the LLC Agreement), the Company or otherwise) or any agreement with a Non-Corporation Member (as defined in the LLC Agreement) that (A) shortens, or has the effect of shortening, the “Lock-up Period” (as defined in the LLC Agreement (as in effect following the consummation of the transactions contemplated by the Business Combination Agreement)) (the “LLC Lock-Up Period”) with respect to a Non-Corporation Member or (B) prior to the end of the LLC Lock-up Period, that allows, or has the effect of allowing, a Non-Corporation Member to transfer its Common Units to any Person other than to a Permitted Transferee (as defined in the LLC Agreement (as in effect following the consummation of the transactions contemplated by the Business Combination Agreement), and on the terms and subject to the conditions set forth therein) shall, in each case, automatically have the effect of shortening the Lock-up Period hereunder for an equivalent amount of time, with respect to clause (A), or immediately releasing all Holders from the transfer restrictions set forth in Section 5.1 hereunder, with respect to clause (B).

Article VI
TERMINATION

Section 6.1.        Termination. This Agreement shall terminate upon the earliest to occur of: (i) the date on which neither the Holders nor any of their Permitted Transferees hold any Registrable Securities and (ii) a Liquidation Event. The provisions of Section 3.5 and Article IV shall survive any termination.

Section 6.2.        Effect of Business Combination Termination. In the event of a termination of this Agreement as a result of the termination of the Business Combination Agreement, this Agreement shall become void; this Agreement shall only become effective upon the consummation of the transactions set forth in the Business Combination Agreement, and prior to such date this Agreement shall be of no force and effect.

Article VII
GENERAL PROVISIONS

Section 7.1.        Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7.1):

If to the Company, to it at:

3675 Market Street

Philadelphia, PA 19104
Attention: John F. Crowley

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:      Jonathan L. Davis, P.C.

Ryan Brissette

Email:    jonathan.davis@kirkland.com

ryan.brissette@kirkland.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.

Section 7.2.        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.3.        Entire Agreement; Assignment.

7.3.1       This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

7.3.2       This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any Holder without the prior express written consent of the Company, except that (i) any Holder may, without consent, assign such Holder’s rights under this Agreement to any transferee of Common Stock permitted under Section 5.2 and (ii) after the expiration of the Lock-Up Period, any Holder may, without consent, assign its rights, in whole and not in part, to any transferee of its Registrable Securities provided that such transferee continues to hold Registrable Securities following such Transfer (any such transferees in each of clause (i) and (ii), a “Permitted Transferee”). This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. Any assignment made other than as provided in this Section 7.3 shall be null and void.

Section 7.4.        Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective successors and permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.5.        Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (x) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 7.6.        Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.

Section 7.7.        Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

Section 7.8.        Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.9.        Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 7.10.     Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders in their capacity as Perceptive Holders (provided the Perceptive Holders or their Permitted Transferees hold Registrable Securities at the time of such amendment), and (iii) Amber GT (provided Amber GT or its Permitted Transferees hold Registrable Securities at the time of such amendment); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.

Section 7.11.    Waiver. At any time, (i) the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, (i) the Holders may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 7.12.    Further Assurances. At the request of the Company, in the case of any Holder, or at the request of any Holder, in the case of the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.13.    Prior Agreement Superseded. Pursuant to Section 5.6 of the Prior Agreement, the undersigned parties who are parties to such Prior Agreement hereby terminate the Prior Agreement upon the consummation of the transactions set forth in the Business Combination Agreement, with the intent and effect that the Prior Agreement shall hereby be replaced and superseded in its entirety by this Agreement.

Section 7.14.    No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(Next Page is Signature Page)

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY: ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name: Michael Altman
Title: Authorized Signatory

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: ARYA Sciences Holdings IV

By:	/s/ Michael Altman
Name: Michael Altman
Title: Chief Financial Officer

Address for Notice:

51 Astor Pl 10th floor, New York, NY

Telephone No.:

Facsimile No.:

Email:

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: Perceptive Life Sciences Master Fund Ltd

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Authorized Signatory

Address for Notice:

51 Astor Pl 10th floor, New York, NY 10003

Telephone No.:

Facsimile No.:

Email:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: Amicus GT Holdings, LLC

By:	/s/ Bradley L. Campbell
Name: Bradley L. Campbell
Title: President

Address for Notice:

3675 Market Street, Philadelphia, PA 19104

Telephone No.:

Facsimile No.:

Email:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: Todd Wider

By:	/s/ Todd Wider
Todd Wider

Address for Notice:

Telephone No.:

Facsimile No.:

Email:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: Michael Henderson

By:	/s/ Michael Henderson
Michael Henderson

Address for Notice:

Telephone No.:

Facsimile No.:

Email:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: Leslie Trigg

By:	/s/ Leslie Trigg
Leslie Trigg

Address for Notice:

Telephone No.:

Facsimile No.:

Email:

[Signature Page to Investor Rights Agreement]

Annex H

Exhibit D

Form of Director Nomination Agreement

Exhibit D

Final Form

CARITAS THERAPEUTICS, INC.

FORM OF DIRECTOR NOMINATION AGREEMENT

This Director Nomination Agreement (this “Agreement”) is made and entered into as of [•], 202[•], by and among Caritas Therapeutics, Inc., a Delaware corporation (formerly known as ARYA Sciences Acquisition Corp IV) (the “Company”), ARYA Sciences Holdings IV, a Cayman Islands exempted company (“ARYA Sponsor”), and Amicus Therapeutics, Inc., a Delaware corporation (“Amber GT Parent”). Each of Amber GT Parent, ARYA Sponsor, and any of their respective permitted assigns, are referred to herein as a “Stockholder”. Any capitalized term used but not defined herein shall have the meaning ascribed to it in the Business Combination Agreement.

WHEREAS, (i) pursuant to the Business Combination Agreement, Amber GT Parent is entitled to designate two (2) individuals, one of whom will be a Class I director and the other a Class II director, to serve as members of the board of directors of the Company (the “Board”) at the Effective Time (the “Initial Amber GT Parent Designees”) and (ii) from and after the Effective Time, the parties hereto desire to provide Amber GT Parent certain ongoing director nomination rights, in each case, on the terms and conditions set forth herein; and

WHEREAS, (i) pursuant to the Business Combination Agreement, ARYA Sponsor is entitled to designate one (1) individual to serve as a Class III director of the Board at the Effective Time (the “Initial ARYA Sponsor Designee”) and (ii) from and after the Effective Time, the parties hereto desire to provide ARYA Sponsor certain ongoing director nomination rights, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.             Board of Directors.

(a)          (i) From and after the Effective Time and until the Amber 15% Stockholder Termination Event shall have occurred, Amber GT Parent shall have the right to designate one (1) Designee to be appointed or nominated, as the case may be, as a Class I director of the Board and one (1) Designee to be appointed or nominated, as the case may be, as a Class II director of the Board (or, if the Board does not contain classes, two (2) individuals to be appointed or nominated, as the case may be, to the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of such Directors classes, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designee as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designees), such that there is one (1) Amber GT Parent Designee serving as a Class I director on the Board and one (1) Amber GT Parent Designee serving as a Class II director on the Board (or, if the Board does not contain classes, two (2) Amber GT Parent Designees serving as members of the Board) at all times prior to the occurrence of the Amber 15% Stockholder Termination Event and (ii) from and after the time that an Amber 15% Stockholder Termination Event has occurred and until the Amber 5% Stockholder Termination Event shall have occurred, Amber GT Parent shall have the right to designate one (1) Designee to be appointed or nominated, as the case may be, as a Class II director of the Board (or, if the Board does not contain classes, one (1) Amber GT Parent Designee serving as a member of the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of Directors, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designee as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designee), such that there is one (1) Amber GT Parent Designee serving as a Class II director on the Board (or, if the Board does not contain classes, one (1) Amber GT Parent Designee serving as member of the Board) at all times prior to the occurrence of the Amber 5% Stockholder Termination Event. If (A) a vacancy on the Board occurs because of the death, disability, disqualification, resignation or removal of an Amber GT Parent Director and (B) Amber GT Parent has the right to designate such Director seat pursuant to this Agreement, then Amber GT Parent shall be entitled to designate a Designee to replace the Amber GT Parent Director that vacated the Board due to death, disability, disqualification, resignation or removal, and the Company will, within ten (10) Business Days of such designation of such Designee, take all necessary and reasonably desirable actions within its control such that such vacancy shall be filled with such replacement Designee. Notwithstanding anything to the contrary, any Director position vacated by an Amber GT Parent Director because of such Director’s death, disability, disqualification, resignation or removal shall not be filled pending any such designation and appointment by Amber GT Parent unless Amber GT Parent fails to designate a Designee within thirty (30) days after receipt of written notice from the Company notifying it that such vacancy has occurred, in which case after such thirty- (30-) day period, the Company may nominate or appoint a designee who may serve as a Director only until, subject to no Amber 15% Stockholder Termination Event or Amber 5% Stockholder Termination Event, as applicable, having occurred as of such time, Amber GT Parent designates a Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that he or she would have been entitled to fill).

(b)         From and after the Effective Time and until the ARYA Stockholder Termination Event shall have occurred, ARYA Sponsor shall have the right to designate one (1) Designee to be appointed or nominated, as the case may be, as a Class III director of the Board (or, if the Board does not contain classes, one individual to be appointed or nominated, as the case may be, to the Board), in connection with any meeting of the stockholders of the Company called (or written consent of the stockholders) with respect to the election of such Director class, and the Company shall, as promptly as practicable, take all necessary and reasonably desirable actions within its control (including, without limitation, nominating such Designee as a Director, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies in favor of such Designees), such that there is one (1) ARYA Sponsor Designee serving as a Class III director on the Board (or, if the Board does not contain classes, one (1) ARYA Sponsor Designee serving as member of the Board) at all times prior to the occurrence of the ARYA Stockholder Termination Event. If (i) a vacancy on the Board occurs because of the death, disability, disqualification, resignation or removal of the ARYA Sponsor Director and (ii) ARYA Sponsor has the right to designate such Director seat pursuant to this Agreement, then ARYA Sponsor shall be entitled to designate a Designee to replace the ARYA Sponsor Director that vacated the Board due to death, disability, disqualification, resignation or removal, and the Company will, within ten (10) Business Days of such designation of such Designee, take all necessary and reasonably desirable actions within its control such that such vacancy shall be filled with such replacement Designee. Notwithstanding anything to the contrary, the Director position vacated by the ARYA Sponsor Director because of such Director’s death, disability, disqualification, resignation or removal, shall not be filled pending such any such designation and appointment by ARYA Sponsor unless ARYA Sponsor fails to designate a Designee within thirty (30) days after receipt of written notice from the Company notifying it that such vacancy has occurred, in which case after such thirty- (30-) day period, the Company may nominate or appoint a designee who may serve as a Director only until, subject to no ARYA Stockholder Termination Event having occurred as of such time, ARYA Sponsor designates a Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that he or she would have been entitled to fill).

(c)          If a Designee is entitled to serve on the Board pursuant to Section 1(a) or Section 1(b), the Company shall take all necessary and reasonably desirable actions within its control in connection with the nomination, appointment, election or re-election of such Designee, as the case may be, to ensure that (i) the Designee is included in the Board’s slate of nominees to the stockholders of the Company for the applicable election of Directors and (ii) the Designee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for the applicable meeting of the stockholders of the Company called with respect to the election of the applicable class of Directors, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to the applicable election of the applicable class of Directors.

(d)         If a Designee entitled to serve on the Board pursuant to Section 1(a) or Section 1(b) is not elected or appointed because of such Designee’s death, disability, disqualification, withdrawal as a nominee for election to the Board or for any other reason (and such Designee is not replaced as a Designee pursuant to the applicable terms of Section 1(a) or Section 1(b) above), (i) the applicable Stockholder(s) shall, for so long as such Stockholder is entitled to appoint or nominate such Designee pursuant to Section 1(a) or Section 1(b), be entitled to promptly designate a replacement Designee, and (ii) the Company will, within ten (10) Business Days of such designation, take all necessary and reasonably desirable actions within its control such that such replacement Designee is elected or appointed as a Director the Company. Notwithstanding anything to the contrary, the Director position for which such original Designee was designated shall not be filled pending such designation and appointment or election, as applicable, unless the applicable Stockholder(s) shall fail to designate such replacement Designee within thirty (30) days after receipt of written notice from the Company notifying such Stockholder that such Designee was not elected, and after such thirty- (30-) day period, the Company may appoint or nominate, as the case may be, a successor designee who may serve as a Director only, subject to no applicable Stockholder Termination Event having occurred, until the applicable Stockholder(s) shall designate a replacement Designee in accordance with the terms hereof (provided that the Company may, in its discretion, fill such vacant Director seat and instead increase the size of the Board and appoint such Designee to fill the vacant Director resulting from such increase in the size of the Board, with, if the Board has classes as of such time, such Designee being in the same class of Directors that he or she would have been entitled to fill).

(e)          In accordance with the Bylaws, the Company may from time to time by resolution establish and maintain one or more committees of the Board, with each committee to consist of one (1) or more Directors. To the extent feasible, the Company shall notify ARYA Sponsor and Amber GT Parent in writing of any new committee of the Board to be established at least fifteen (15) days prior to the effective establishment of such committee. If requested by ARYA Sponsor or Amber GT Parent, the Company shall take all necessary steps to cause at least one (1) Stockholder Director as requested by Amber GT Parent and one (1) Stockholder Director as requested by ARYA Sponsor to each be appointed as a member of each such committee of the Board unless such designation would violate any legal restriction on such committee’s composition or the rules and regulations of any applicable exchange on which the Company’s securities may be listed; provided, that the foregoing sentence shall not apply, with respect to any Stockholder, to any special committee of the Board established specifically for the purpose of evaluating a transaction or other corporate action involving such Stockholder or to the extent the appointment of such individual to such committee would, as reasonably determined by the Company, result in any other conflict or potential conflict of interest.

(f)          From and after the Effective Time, (i) until the Amber 5% Stockholder Termination Event occurs, the Company shall take all necessary and reasonably desirable actions within its control to cause one (1) Amber GT Parent Director as requested in writing by Amber GT Parent to be appointed as a member of the compensation committee, the audit committee or the nominating committee of the Board and (ii) until the ARYA Stockholder Termination Event occurs the Company shall take all necessary or reasonably desirable actions within its control to cause one (1) ARYA Sponsor Director as requested in writing by ARYA Sponsor to be appointed as a member the compensation committee, the audit committee or the nominating committee of the Board, unless in the case of any request made pursuant to clause (i) or (ii) above, such designation would violate any legal restriction on such committee’s composition or the rules and regulations of Nasdaq or any other any applicable exchange on which the Company’s securities may be listed.

(g)         The Company shall pay all reasonable, documented and out-of-pocket expenses incurred by each Stockholder Director in connection with his or her service as a Director or as a member of the board of directors (or other similar governing body) of any Subsidiary of the Company, including, but not limited to, attending meetings or events attended on behalf of the Company at the Company’s request.

(h)         The Company shall, for so long as any Designee serves as a Director, maintain directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary; provided, that upon such Stockholder Director ceasing to serve as a Director for any reason, the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage with respect to such Stockholder Director for a period of not less than six (6) years from the time at which such director ceases to serve as a Director in respect of any act or omission of such Stockholder Director occurring at or prior to such cessation of service.

(i)          For so long as any Stockholder Director serves as a Director, the Company (i) shall provide such Stockholder Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other Directors; provided, that any Stockholder Director who is also an employee of the applicable Stockholder (or its Affiliates) may elect not to receive any standard director fees paid by the Company to Directors, and (ii) shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Stockholder Director as and to the extent consistent with applicable law, including, but not limited to, Article VII of the Certificate of Incorporation and Article VII of the Bylaws (whether such right is contained in the Certificate of Incorporation, the Bylaws or another document), (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

(j)          Any Designee will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check, consistent with the Company’s corporate governance policies as in effect at the applicable time. Based on the foregoing and to the extent consistent with the Company’s corporate governance policies as in effect at the applicable time, the Company may reasonably object to any Designee (i) provided it does so in good faith and (ii) solely to the extent such objection is based upon any of the following: (1) such Designee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (2) such Designee was the subject of any order, judgment, or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice, or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (3) such Designee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (2)(B), or to be associated with persons engaged in such activity; (4) such Designee was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; or (5) such Designee was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations. In the event the Board reasonably finds the Designee to be unsuitable based upon one or more of the foregoing clauses (1) through (5) and reasonably objects to the identified director, the applicable Stockholder shall be entitled to propose a different Designee to the Board within thirty (30) days of the Company’s notice to such Stockholder of its objection to the Designee and such replacement Designee shall be subject to the review process outlined above.

Section 2.             Definitions.

“Action” has the meaning set forth in Section 11(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. Notwithstanding anything to the contrary herein, the Affiliates of the ARYA Sponsor shall be deemed to include Perceptive Advisors LLC, a Delaware limited liability company, and its Affiliates (including, for the avoidance of doubt, the Perceptive PIPE Investor).

“Agreement” has the meaning set forth in the preamble.

“Amber 5% Stockholder Termination Event” means the first time following the Effective Time at which Amber GT Parent and its Affiliates Beneficially Own less than five percent (5%) of the total number of Voting Interests issued and outstanding.

“Amber 15% Stockholder Termination Event” means the first time following the Effective Time at which Amber GT Parent and its Affiliates Beneficially Own less than fifteen percent (15%) of the total number of Voting Interests issued and outstanding.

“Amber GT Parent” has the meaning set forth in the preamble.

“Amber GT Parent Designee” means a Designee of the Amber GT Parent for the purpose of nomination to the Board.

“Amber GT Parent Director” means a Designee of Amber GT Parent that has been elected, appointed or is otherwise serving as a Director.

“ARYA Sponsor” has the meaning set forth in the preamble.

“ARYA Sponsor Designee” means a Designee of ARYA Sponsor for the purpose of nomination to the Board.

“ARYA Sponsor Director” means a Designee of the ARYA Sponsor that has been elected, appointed or is otherwise serving as a Director.

“ARYA Stockholder Termination Event” means the first time following the Effective Time at which ARYA Sponsor and its Affiliates Beneficially Own less than five percent (5%) of the total number of Voting Interests issued and outstanding.

“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Board” has the meaning set forth in the preamble.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of September 29, 2021, by and among the Company, Amber GT Parent, Amicus GT Holdings, LLC, a Delaware limited liability company, and Caritas Therapeutics, LLC, a Delaware limited liability company, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Bylaws” means the Amended and Restated Bylaws of the Company, as in effect at the Effective Time, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect immediately following the Effective Time, as the same may be amended and restated, supplemented or otherwise modified from time to time.

“Company” has the meaning set forth in the preamble.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Designee” means an individual designated by a Stockholder for the purpose of nomination to the Board by the Company pursuant to the Business Combination Agreement prior to the Effective Time or this Agreement at or after the Effective Time. For the avoidance of doubt, the Initial Amber GT Parent Designees and the Initial ARYA Designees shall constitute Designees of Amber GT Parent and ARYA Sponsor, respectively, at the Effective Time for all purposes under this Agreement.

“Director” means any individual then serving as a member of the Board.

“Effective Time” means the time immediately after the Closing on the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Initial Amber GT Parent Designees” has the meaning set forth in the preamble.

“Initial ARYA Sponsor Designee” has the meaning set forth in the preamble.

“Nasdaq” means the The Nasdaq Stock Market LLC.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“SEC” means the Securities and Exchange Commission.

“Stockholder” has the meaning set forth in the preamble.

“Stockholder Director” means an Amber GT Parent Director or the ARYA Sponsor Director, as applicable.

“Stockholder Termination Event” means the occurrence of any of the Amber 5% Stockholder Termination Event, the Amber 15% Stockholder Termination Event or the ARYA Stockholder Termination Event.

“Transfer” means any sale, transfer, assignment or other disposition of (whether with or without consideration and whether voluntary or involuntary or by operation of law) of Voting Interests.

“Voting Interests” means the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, all considered together as a single class.

Section 3.             Assignment; Binding Effect. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any of the parties hereto, in whole or in part (including by operation of law), without the prior written consent of the other parties hereto; provided, that Amber GT Parent or ARYA Sponsor may assign, in whole, but not in part, this Agreement without the prior written consent of any other parties hereto to any of its Affiliates that Beneficially Own Voting Interests, so long as the applicable assignee executes a joinder to this Agreement, in form and substance reasonably satisfactory to the Company, pursuant to which such assignee agrees to be bound by the terms hereof as though such assignee were Amber GT Parent or the ARYA Sponsor, as the case may be. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 4.             Specific Performance. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.             Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to the Company, to:

3675 Market Street,
Philadelphia, PA 19104
Attn:	John F. Crowley
Email:	[●]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com

If to Amber GT Parent, to:

Amicus Therapeutics, Inc.
3675 Market Street,
Philadelphia, PA 19104
Attn: Chief Legal Officer
Email: gcoffice@amicusrx.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attn:	Graham Robinson
Katherine D. Ashley
Email:	graham.robinson@skadden.com
katherine.ashley@skadden.com

If to ARYA Sponsor, to:

c/o ARYA Science Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
Attn:	Adam Stone
Michael Altman
Doug Giordano
Konstantin Poukalov
Email:	adam@perceptivelife.com
michael@perceptivelife.com
Doug@perceptivelife.com
Konstantin@perceptivelife.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com

Section 6.             Adjustments. If, and as often as, there are any changes in the Voting Interests by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other similar means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Voting Interests as so changed.

Section 7.             No Presumption Against Drafting Party. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel in connection with this Agreement and the transactions contemplated hereby. This Agreement creates no fiduciary or other special relationship between the parties hereto, and no such relationship otherwise exists. No presumption in favor of or against any party hereto in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

Section 8.             No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that, each Stockholder Director shall be an express third-party beneficiary of the provisions in Sections 1(g)–(i) and shall be entitled to enforce such provisions as though such Stockholder Director was a party hereto.

Section 9.            Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement (including any of the closing deliverables contemplated hereby) by email or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.           Governing Law.

(a)          This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or any of the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby (including any claim or cause of action based upon, arising out of related to any of the transactions contemplated hereby or any of the transactions contemplated thereby or as inducement to enter into this Agreement), shall be construed and enforced in accordance with and governed by the Laws (both substantive and procedural) of the State of Delaware, without giving effect to the conflict of Laws principles thereof.

(b)          Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such party (x) arising under this Agreement or (y) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, (i) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 10(a) for any reason, (ii) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action or cause thereof in any such court is brought against such party in an inconvenient forum, (y) the venue of such Action or cause thereof against such party is improper; or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5 shall be effective service of process for any such Action, demand, or cause thereof.

Section 11.          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

Section 12.          Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

Section 13.          Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 14.          Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against a party, unless such modification is approved in writing by such party. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.

Section 15.           Termination. Notwithstanding anything to the contrary contained herein, (a) following the occurrence of the Amber 5% Stockholder Termination Event, this Agreement shall expire and automatically terminate solely with respect to Amber GT Parent, (b) following the occurrence of the ARYA Stockholder Termination Event, this Agreement shall expire and automatically terminate solely with respect to ARYA Sponsor and (c) this Agreement shall expire and automatically terminate with respect to all parties hereto upon the consummation of a Change of Control Transaction of the Company; provided, however, in either case, Section 1(g)-(i), this Section 15 and Sections 2-5, 7-14 (to the extent related to any of the foregoing) shall survive any termination of this Agreement with respect to such terminated Stockholder or any termination of this Agreement in its entirety.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Company:

CARITAS THERAPEUTICS, INC.

By:
Name:
Title:

Stockholders:

AMBER GT PARENT

By:
Name:
Title:

By:
Name:
Title:

ARYA SCIENCES HOLDINGS IV

By:
Name:
Title:

ANNEX I

Exhibit I-1

Form of Post-Closing Incentive Equity Plan

Final Form

CARITAS THERAPEUTICS, INC. 2021 EQUITY INCENTIVE PLAN

1.	Purpose

This Plan is intended to encourage ownership of Common Stock by employees, consultants, directors and other service providers of the Company and its Affiliates and to provide additional incentive for them to promote the success of the Company’s business through the grant of Awards of shares of the Company’s Common Stock. The Plan is intended to be an incentive stock option plan within the meaning of Section 422 of the Code but not all Awards granted hereunder are required to be Incentive Options.

2.	Definitions

As used in the Plan the following terms shall have the respective meanings set out below, unless the context clearly requires otherwise:

2.1.       “Affiliate” means, with respect to any person or entity, any other person or entity directly or indirectly controlling, controlled by or under common control with the first person or entity.

2.2.       “Award” means any grant or sale pursuant to the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Grants, Other Stock-Based Awards or Performance Awards.

2.3.        “Award Agreement” means an agreement between the Company and the recipient of an Award, setting forth the terms and conditions of the Award.

2.4.        “Board” means the Company’s board of directors.

2.5.       “Business Combination Agreement” means that certain Business Combination Agreement dated September 29, 2021 by and among ARYA Sciences Acquisition Corp IV, Amicus Therapeutics, Inc., Amicus GT Holdings, LLC and Caritas Therapeutics, LLC.

2.6.       “Cause” shall have the meaning ascribed to such term in the Participant’s employment or similar agreement; or if the Participant has no such agreement or if the term “Cause” is not defined in such agreement, then “Cause” has the following meaning: (x) the Participant’s termination of service for any of the following reasons: (i) willful or deliberate misconduct by the Participant that materially damages the Company or an Affiliate or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment or disrepute, or that results in gain or personal enrichment of the Participant to the detriment of the Company or an Affiliate; (ii) misappropriation by the Participant of Company assets or assets of an Affiliate; (iii) the Participant’s conviction of, or a plea of guilty or “no contest” to, a felony or any misdemeanor involving fraud, theft, dishonesty, wrongful taking of property, embezzlement, bribery, forgery or extortion or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (iv) material failure to perform duties as reasonably directed by the person to whom the Participant reports; (v) gross negligence or willful misconduct with respect to the Company or an affiliate; (vi) violation of the Company’s policies or codes of conduct, including but not limited to policies related to discrimination, harassment, performance of illegal or unethical activities, or ethical misconduct, and policies governing corporate compliance; or (vii) any material breach of any non-competition, non-solicitation, no-hire, or confidentiality covenant between the Participant and the Company or an Affiliate; or (y) such other meaning ascribed to such term in the applicable Award Agreement.

2.7.       “Change of Control” means the occurrence of any of the following events: (i) any “person,” corporation or other entity or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or an Affiliate, or any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the Company) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total combined power to vote for the election of directors of the Company; provided, however, that for purposes of this clause (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (C) any acquisition by an underwriter temporarily holding voting securities of the Company pursuant to an offering of such securities or any acquisition by a pledgee of voting securities of the Company holding such securities as collateral or temporarily holding such securities upon foreclosure of the underlying obligation, or (D) any acquisition pursuant to a merger or consolidation that does not constitute a Change of Control for purposes of clause (iii) below; (ii) during any twelve month period, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (i), (iii), (iv) or (v) in this Section 2.7) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously approved, cease for any reason to constitute a majority thereof; (iii) the merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote); (iv) the sale or other disposition of all or substantially all of the assets of the Company; (v) a liquidation or dissolution of the Company; or (vi) such other event deemed to constitute a “Change of Control” by the Board.

Notwithstanding anything in the Plan or an Award Agreement to the contrary, to the extent necessary to comply with Section 409A of the Code, no event that, but for the application of this paragraph, would be a Change of Control as defined in the Plan or the Award Agreement, as applicable, shall be a Change of Control unless such event is also a “change in control event” as defined in Section 409A of the Code.

2.8.        “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and any regulations issued from time to time thereunder.

2.9.        “Committee” means any committee of the Board delegated responsibility by the Board for the administration of the Plan, as provided in Section 5 of the Plan. For any period during which no such committee is in existence, the term “Committee” shall mean the Board and all authority and responsibility assigned the Committee under the Plan shall be exercised, if at all, by the Board.

2.10.      “Common Stock” means shares of Class A common stock, par value $0.0001 per share, of the Company.

2.11.      “Company” means Caritas Therapeutics, Inc., a corporation organized under the laws of the State of Delaware.

2.12.      “Disability” means a condition rendering a Participant “Disabled” within the meaning of Section 22(e)(3) of the Code.

2.13.      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.14.      “Incentive Option” means an Option which by its terms is to be treated as an “incentive stock option” within the meaning of Section 422 of the Code.

2.15.      “Market Value” means the value of a share of Common Stock on a particular date determined by such methods or procedures as may be established by the Committee. Unless otherwise determined by the Committee, the Market Value of Common Stock as of any date is the closing price for the Common Stock as reported on the NASDAQ Global market (or on any other national securities exchange on which the Common Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the next preceding date for which a closing price was reported.

2.16.      “Nonstatutory Option” means any Option that is not an Incentive Option.

2.17.      “Option” means an option granted under the Plan to purchase shares of Common
Stock.

2.18.      “Optionee” means an employee, consultant, director or other service provider of the Company or an Affiliate to whom an Option shall have been initially granted under the Plan.

2.19.      “Other Stock-Based Award” means an Award other than an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or Stock Grant, that is granted pursuant to Section 7.6 of the Plan.

2.20.      “Participant” means any holder of an outstanding Award under the Plan.

2.21.      “Performance Award” means an Award that, pursuant to Section 7.7 is granted, vested and/or settled upon the achievement of specified Performance Goals.

2.22.      “Performance Goals” means individual or corporate goals established by the Committee in its sole discretion.

2.23.      “Performance Period” means the period selected by the Committee during which a Performance Goal is measured.

2.24.      “Plan” means this Caritas Therapeutics, Inc. 2021 Equity Incentive Plan.

2.25.      “Post-Transaction Date” means sixty (60) days following the consummation of the transactions contemplated by the Business Combination Agreement.

2.26.      “Restricted Stock” means a grant or sale pursuant to the Plan of shares of Common Stock to a Participant subject to a Risk of Forfeiture.

2.27.      “Restricted Stock Units” means rights granted pursuant to the Plan to receive shares of Common Stock subject to the fulfillment of Vesting Conditions.

2.28.     “Restriction Period” means the period of time, established by the Committee in connection with an Award of Restricted Stock, during which the shares of Restricted Stock are subject to a Risk of Forfeiture described in the applicable Award Agreement.

2.29.     “Retirement” means a Participant’s termination of employment or service with the Company for any reason other than a termination by the Company for Cause where (a) such Participant has attained at least 5 years of continuous service with the Company, (b) the Participant is at least 55 years of age, and (c) the sum of such Participant’s age and years of service with the Company equals or exceeds 67 years.

2.30.      “Risk of Forfeiture” means a limitation on the right of a Participant to retain an Award of Restricted Stock due to the failure to meet applicable Vesting Conditions.

2.31.      “Securities Act” means the Securities Act of 1933, as amended.

2.32.      “Stock Appreciation Right” means a right granted under and subject to Section 7.2 of the Plan.

2.33.      “Stock Grant” means the grant pursuant to the Plan of shares of Common Stock not subject to restrictions or other forfeiture conditions.

2.34.     “Ten Percent Owner” means a person who owns, or is deemed within the meaning of Section 422(b)(6) (or 424(d)) of the Code to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporations of the Company, as defined in Section 424(e) and (f), respectively, of the Code). Whether a person is a Ten Percent Owner shall be determined with respect to each Option based on the facts existing immediately prior to the grant date of such Option.

2.35.     “Vesting Conditions” means the continued employment or service of a Participant, the attainment of Performance Goals, and/or such other factors as the Committee may determine in its sole discretion.

3.	Term of the Plan

Unless the Plan shall have been earlier terminated by the Board, Awards may be granted under this Plan at any time in the period commencing on the Effective Date and ending immediately prior to the tenth anniversary the Effective Date. Awards granted pursuant to the Plan within such period shall not expire solely by reason of the termination of the Plan.

4.	Stock Subject to the Plan: Limits

4.1.       Shares Subject to the Plan. Subject to adjustment as provided in Section 8.1 of the Plan, the maximum number of shares of Common Stock that may be issued in respect of Awards under the Plan is a number of shares of Common Stock equal to the sum of: (i) 9,000,000, (ii) an increase on the later of January 1, 2022 or the Post-Transaction Date equal to 5% of the ARYA Shares (as defined in the Business Combination Agreement) issued and outstanding on the day immediately preceding such increase and (iii) an annual increase on January 1, 2023 and each anniversary thereof prior to the termination of the Plan, equal in each case to the lesser of (A) 5% of the ARYA Shares (as defined in the Business Combination Agreement) issued and outstanding on the day immediately preceding such increase and (B) such smaller number of ARYA Shares as determined by the Board. Any shares of Common Stock issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares. Any shares of Common Stock issued by the Company through the assumption or substitution of outstanding grants in connection with the acquisition of another entity shall not reduce the maximum number of shares of Common Stock available for delivery under the Plan.

4.2.        Incentive Stock Option Limit. Subject to adjustment as provided in Section 8.1 of the Plan, the maximum aggregate number of shares of Common Stock that may be issued under the Plan in respect of Incentive Stock Options is 9,000,000 shares of Common Stock.

4.3.        Effect of the Expiration or Termination of Awards. If and to the extent that an Award expires, terminates, is canceled or is forfeited for any reason, the shares of Common Stock associated with that Award (only to the extent of such expiration, termination, cancellation or forfeiture) will again become available for grant under the Plan.

4.4.       Shares Withheld in Satisfaction of Taxes or Exercise Price or for Stock-Settled Stock Appreciation Right. Shares of Common Stock withheld in settlement of a tax withholding obligation associated with an Award, or in satisfaction of the exercise price payable upon exercise of an Option, will again become available for grant under the Plan. In addition, any shares of Common Stock subject to a stock-settled Stock Appreciation Right that are not delivered to a grantee upon settlement of the award, will again become available for grant under the plan.

4.5.       Cash-Settled Award. Notwithstanding anything in the Plan to the contrary, the Committee may provide in an Award Agreement that an Award will be settled wholly or partially in cash. To the extent an Award is cash-settled, the shares of Common Stock associated with such Award (or portion thereof) will again become available for grant under the Plan.

5.	Administration

The Plan shall be administered by the Committee; provided, however, that at any time and on any one or more occasions the Board may itself exercise any of the powers and responsibilities assigned the Committee under the Plan and when so acting shall have the benefit of all of the provisions of the Plan pertaining to the Committee’s exercise of its authorities hereunder; and provided further that subject to applicable law the Committee may delegate to an executive officer or officers the authority to grant Awards hereunder to employees who are not officers, and to consultants, in accordance with such guidelines as the Committee shall set forth at any time or from time to time. Subject to the provisions of the Plan, the Committee shall have complete authority, in its discretion, to make or to select the manner of making all determinations with respect to each Award to be granted by the Company under the Plan in addition to any other determination allowed the Committee under the Plan including, without limitation: (a) the employee, consultant, director or other service provider to receive the Award; (b) the form of Award; (c) whether an Option (if granted to an employee) will be an Incentive Option or a Nonstatutory Option; (d) the time of granting an Award; (e) the number of shares of Common Stock subject to an Award; (f) the exercise price of an Option, base price of a Stock Appreciation Right, or purchase price, if any, for shares of Restricted Stock or for a Stock Grant and the method of payment of such exercise price or such purchase price; (g) the term of an Option or Stock Appreciation Right; (h) the Vesting Conditions of an Award and any acceleration thereof; (i) the exercise date or dates of an Option or Stock Appreciation Right and any acceleration thereof; (j) the effect of termination of employment or service with the Company or any of its Affiliates on an Award; (k) the determination as to whether Performance Goals to which an Award is subject are satisfied; and (l) the terms and conditions of any Award granted under the Plan (including, but not limited to, restrictions as to vesting, transferability or forfeiture, exercisability or settlement of an Award and waivers or accelerations thereof, and establishment, waivers of or modifications to Performance Goals relating to an Award, based in each case on such considerations as the Committee shall determine) and all other matters to be determined in connection with an Award. In making such determinations, the Committee may take into account the nature of the services rendered by the respective employees, consultants, directors and other service providers, their present and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Award Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Committee’s determinations made in good faith on matters referred to in this Plan shall be final, binding and conclusive on all persons having or claiming any interest under the Plan or an Award made pursuant hereto. No member of the Board or the Committee shall be liable for any good faith determination, act or omission with respect to the Plan or any Award.

6.	Authorization and Eligibility

The Committee may grant from time to time and at any time prior to the termination of the Plan one or more Awards, either alone or in combination with any other Awards, to any employee, consultant or other service provider to one or more of the Company and its Affiliates or to any non-employee member of the Board or of any board of directors (or similar governing authority) of any Affiliate. However, only employees of the Company or of any parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f), respectively, of the Code, shall be eligible for the grant of an Incentive Option.

Each grant of an Award shall be subject to all applicable terms and conditions of the Plan (including but not limited to any specific terms and conditions applicable to that type of Award set out in the following Section), and such other terms and conditions, not inconsistent with the terms of the Plan, as the Committee may prescribe. No prospective Participant shall have any rights with respect to an Award, unless and until such Participant has executed an agreement evidencing the Award, delivered a fully executed copy thereof to the Company, and otherwise complied with the applicable terms and conditions of such Award.

7.	Specific Terms of Awards

7.1.        Options.

(a)          Date of Grant. The granting of an Option shall take place at the time specified in the Award Agreement.

(b)          Exercise Price. The price at which shares of Common Stock may be acquired under each Option shall be not less than 100% of the Market Value of Common Stock on the grant date, or with respect to a grant of an Incentive Option not less than 110% of the Market Value of Common Stock on the grant date if the Optionee is a Ten Percent Owner.

(c)          Option Period. No Incentive Option or Nonstatutory Option may be exercised on or after the tenth anniversary of the grant date, or on or after the fifth anniversary of the grant date in the case of an Incentive Option in which the Optionee is a Ten Percent Owner.

(d)         Exercisability. An Option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the Committee may determine. Any Option may be a Performance Award, subject to Section 7.7. In the case of an Option not otherwise immediately exercisable in full, the Committee may accelerate the exercisability of such Option in whole or in part at any time.

(e)          Effect of Termination of Employment or Service. Unless the Committee shall provide otherwise with respect to any Option at or after grant, if the applicable Optionee’s association with the Company or any of its Affiliates ends, and immediately following the end of any such association, such Optionee is not associated with the Company or any of its Affiliates as an employee, consultant, director or other service provider (“Separation”), then the following provisions shall apply:

(i)         If the Optionee’s association ends due to the Optionee’s death, Disability, or Retirement, any unvested Options held by such Optionee that would have become vested and exercisable prior to the second anniversary of such Optionee’s Separation based solely on the Optionee’s continued service through such time, will become exercisable on the initially scheduled vesting dates, and all of such Optionee’s vested Options (including those that vest pursuant to the preceding clause) shall remain exercisable until the earlier of (i) the 4th anniversary of the date of such Separation, and (ii) the original expiration date of the term of the Option; any Options not exercised in such period shall be forfeited with no further compensation due to the Participant. In addition, any unvested Options that will not become exercisable at any time following Separation pursuant to the preceding sentence shall be immediately forfeited upon the Separation.

(ii)        If the Optionee’s association ends for any reason other than the Optionee’s death, Disability, or Retirement, regardless of whether the end of such association is effected by the Company (whether voluntarily or involuntarily, including because an entity with which such Optionee has any such association ceases to be an Affiliate of the Company), any unvested Options held by such Optionee shall be immediately forfeited and all vested Options held by such Participant shall cease to be exercisable in any respect upon the earlier of (i) ninety (90) days following such Optionee’s Separation, and (ii) the original expiration date of the term of the Option; any Options not exercised in such period shall be forfeited with no further compensation due to the Optionee. Military or sick leave or other bona fide leave shall not be deemed a termination of employment, provided that it does not exceed the longer of ninety (90) days or the period during which the absent Optionee’s reemployment rights, if any, are guaranteed by statute or by contract.1

(f)        Transferability. Except as otherwise provided in this subsection (f), Options shall not be transferable, and no Option or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution (subject always to the provisions of subsection (e) above). Except as otherwise provided in this subsection (f), all of a Participant’s rights in any Option may be exercised during the life of such Participant only by such Participant or such Participant’s legal representative. However, the applicable Award Agreement or the Committee (at or after the grant of a Nonstatutory Option) may provide that a Nonstatutory Option may be transferred by the applicable Participant to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer of a Nonstatutory Option shall be valid unless first approved by the Committee, acting in its sole discretion, unless such transfer is permitted under the applicable Award Agreement. For this purpose, “family member” means any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the applicable Participant’s household (other than a tenant or employee), a trust in which the foregoing persons and/or the applicable Participant have more than fifty percent (50%) of the beneficial interests, a foundation in which the foregoing persons and/or the applicable Participant control the management of assets, and any other entity in which these persons and/or the applicable Participant own more than fifty percent (50%) of the voting interests. The Committee may at any time or from time to time delegate to one or more officers of the Company the authority to permit transfers of Nonstatutory Options to third parties pursuant to this subsection (f), which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Committee at any time and from time to time. The restrictions on transferability set forth in this subsection (f) shall in no way preclude any Participant from effecting “cashless” exercises of an Option pursuant to the terms of the Plan.

(g)         Method of Exercise. An Option may be exercised by a Participant giving written notice, in the manner provided in Section 16, specifying the number of shares of Common Stock with respect to which the Option is then being exercised. The notice shall be accompanied by payment in the form of cash or check payable to the order of the Company in an amount equal to the exercise price of the shares of Common Stock to be purchased or, subject in each instance to the Committee’s approval, acting in its sole discretion and subject to such conditions, if any, as the Committee may deem necessary to comply with applicable laws, rules and regulations or to avoid adverse accounting effects to the Company, by delivery to the Company of shares of Common Stock having a Market Value equal to the exercise price of the shares to be purchased. In the Committee’s sole discretion, payment of any exercise price may also be made through and under the terms and conditions of any formal cashless exercise program authorized by the Company entailing the sale of the Common Stock subject to any Option in a brokered transaction (other than to the Company). Receipt by the Company of such notice and payment in any authorized or combination of authorized means shall constitute the exercise of the Option. Within thirty (30) days thereafter but subject to the remaining provisions of the Plan, the Company shall issue or cause to be issued to the Participant or the Participant’s agent the number of shares then being purchased. Such shares shall be fully paid and nonassessable. Notwithstanding any of the foregoing provisions in this subsection (g) to the contrary, (A) no Option shall be considered to have been exercised unless and until all of the provisions governing such exercise specified in the Plan and in the relevant Award Agreement shall have been duly complied with; and (B) the obligation of the Company to issue any shares upon exercise of an Option is subject to the provisions of Section 9.1 hereof and to compliance by the Optionee and the Participant with all of the provisions of the Plan and the relevant Award Agreement.

(h)        Limit on Incentive Option Characterization. An Incentive Option shall be considered to be an Incentive Option only to the extent that the number of shares of Common Stock for which the Option first becomes exercisable in a calendar year does not have an aggregate Market Value (as of the date of the grant of the Option) in excess of the “current limit”. The current limit for any Optionee for any calendar year shall be $100,000 minus the aggregate Market Value at the date of grant of the number of shares of Common Stock available for purchase for the first time in the same year under each other Incentive Option previously granted to the Optionee under the Plan, and under each other incentive stock option previously granted to the Optionee. Any shares of Common Stock which would cause the foregoing limit to be violated shall be deemed to have been granted under a separate Nonstatutory Option, otherwise identical in its terms to those of the Incentive Option.

(i)          Notification of Disposition. Each person exercising any Incentive Option granted under the Plan shall be deemed to have covenanted with the Company to report to the Company any disposition of such shares prior to the expiration of the holding periods specified by Section 422(a)(1) of the Code and, if and to the extent that the realization of income in such a disposition imposes upon the Company federal, state, local or other withholding tax requirements, or any such withholding is required to secure for the Company an otherwise available tax deduction, to remit to the Company an amount in cash sufficient to satisfy those requirements.

(j)         Rights Pending Exercise. No person holding an Option shall be deemed for any purpose to be a stockholder of the Company with respect to any of the shares of Common Stock issuable pursuant to such Option (including without limitation, that no Optionee shall have any entitlement to receive any dividends paid with respect to any shares of Common Stock issuable pursuant to such Option) except to the extent that such Option shall have been exercised with respect thereto and, shares shall have been issued therefor.

7.2.        Stock Appreciation Right.

(a)         General. Subject to the other terms of the Plan, the Committee may grant Stock Appreciation Rights under the Plan. Each Stock Appreciation Right shall represent the right to receive, upon exercise, an amount equal to the number of shares subject to the Award that is being exercised multiplied by the excess of (i) the Market Value on the date the Award is exercised, over (ii) the base price specified in the applicable Award Agreement. Distributions may be made in cash, shares, or a combination of both, at the discretion of the Committee. The Award Agreement evidencing each Stock Appreciation Right shall indicate the base price, the term and the Vesting Conditions for such Award. Any Stock Appreciation Right may be a Performance Award, subject to Section 7.7. A Stock Appreciation Right base price may never be less than the Market Value of the underlying common stock of the Company on the date of grant of such Stock Appreciation Right. The term of each Stock Appreciation Right will be fixed by the Committee, but no Stock Appreciation Right will be exercisable more than 10 years after the date the Stock Appreciation Right is granted. Subject to the terms and conditions of the applicable Award Agreement, Stock Appreciation Rights may be exercised in whole or in part from time to time during their term by the delivery of written notice to the Company in the manner provided in Section 16 specifying the portion of the Award to be exercised.

(b)          Effect of Termination of Employment or Service. Unless the Committee shall provide otherwise with respect to any Stock Appreciation Right at or after grant, then upon a Participant’s Separation, the following provisions shall apply:

(i)        If the Participant’s association ends due to the Participant’s death, Disability, or Retirement, any unvested Stock Appreciation Rights held by such Participant that would have become vested and exercisable prior to the second anniversary of such Participant’s Separation based solely on the Participant’s continued service through such time, will become exercisable on the initially scheduled vesting dates, and all of such Participant’s vested Stock Appreciation Rights (including those that vest pursuant to the preceding clause) shall remain exercisable until the earlier of (i) the 4th anniversary of the date of such Separation, and (ii) the original expiration date of the term of the Stock Appreciation Right; any Stock Appreciation Rights not exercised in such period shall be forfeited with no further compensation due to the Participant. In addition, any unvested Stock Appreciation Rights that will not become exercisable at any time following Separation pursuant to the preceding sentence shall be immediately forfeited upon the Separation.

(ii)        If the Participant’s association ends for any reason other than the Participant’s death, Disability, or Retirement, regardless of whether the end of such association is effected by the Company (whether voluntarily or involuntarily, including because an entity with which such Participation has any such association ceases to be an Affiliate of the Company), any unvested Stock Appreciation Rights held by such Participant shall be immediately forfeited and all vested Stock Appreciation Rights held by such Participant shall cease to be exercisable in any respect upon the earlier of (i) ninety (90) days following such Participant’s Separation, and (ii) the original expiration date of the term of the Stock Appreciation Right; any Stock Appreciation Rights not exercised in such period shall be forfeited with no further compensation due to the Participant. Military or sick leave or other bona fide leave shall not be deemed a termination of employment, provided that it does not exceed the longer of ninety (90) days or the period during which the absent Participant’s reemployment rights, if any, are guaranteed by statute or by contract.

(c)          Transferability. Except as otherwise provided in this subsection (c), Stock Appreciation Rights shall not be transferable, and no Stock Appreciation Right or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution (subject always to the provisions of subsection (b) above). Except as otherwise provided in this subsection (c), all of a Participant’s rights in any Stock Appreciation Right n may be exercised during the life of such Participant only by such Participant or such Participant’s legal representative. However, the applicable Award Agreement or the Committee (at or after the grant of a Stock Appreciation Right) may provide that a Stock Appreciation Right may be transferred by the applicable Participant to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer of a Stock Appreciation Right shall be valid unless first approved by the Committee, acting in its sole discretion, unless such transfer is permitted under the applicable Award Agreement. For this purpose, “family member” means any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the applicable Participant’s household (other than a tenant or employee), a trust in which the foregoing persons and/or the applicable Participant have more than fifty percent (50%) of the beneficial interests, a foundation in which the foregoing persons and/or the applicable Participant control the management of assets, and any other entity in which these persons and/or the applicable Participant own more than fifty percent (50%) of the voting interests. The Committee may at any time or from time to time delegate to one or more officers of the Company the authority to permit transfers of Stock Appreciation Rights to third parties pursuant to this subsection (c), which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Committee at any time and from time to time.

7.3.        Restricted Stock.

(a)          Purchase Price. Shares of Restricted Stock shall be issued under the Plan for such consideration, in cash, other property or services, or any combination thereof, as is determined by the Committee.

(b)         Issuance of Certificates. Upon the Award of Restricted Stock, the Committee may direct that a certificate or certificates representing the number of shares subject to such Award be issued to the Participant or placed in a restricted stock account (including an electronic account) with the transfer agent and in either case designating the Participant as the registered owner. The certificate(s), if any, representing such shares shall be physically or electronically legended, as applicable, as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period.

(c)          Escrow of Shares. The Committee may require that any stock certificates evidencing shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Participant deliver a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(d)         Restrictions and Restriction Period. During the Restriction Period applicable to shares of Restricted Stock, such shares shall be subject to limitations on transferability and a Risk of Forfeiture as specified in the Award Agreement. Any such Risk of Forfeiture may be waived or terminated, or the Restriction Period shortened, at any time by the Committee on such basis as it deems appropriate.

(e)          Rights Pending Lapse of Risk of Forfeiture or Forfeiture of Award. Except as otherwise provided in the Plan (including under Section 7.3(h) hereto) or the applicable Award Agreement, at all times prior to lapse of any Risk of Forfeiture applicable to, or forfeiture of, an Award of Restricted Stock, the Participant shall have all of the rights of a stockholder of the Company, including the right to vote the shares of Restricted Stock.

(f)          Effect of Termination of Employment or Service. Unless the Committee shall provide otherwise with respect to any Award of Restricted Stock at or after grant, then upon a Participant’s Separation, the following provisions shall apply:

(i)        Termination due to death, Disability or Retirement. If the applicable original grantee incurs a Separation from the Company or any of its Affiliates during the Restriction Period due to such grantee’s death, Disability, or Retirement, then any unvested shares of Restricted Stock held by such Participant that were initially scheduled to vest within the two- year period following the Participant’s Separation based solely upon the Participant’s continued service during such time shall vest, and the restrictions thereon shall lapse and the Award of such Restricted Stock shall become immediately nonforfeitable (and all other Restricted Stock that are subject to a Risk of Forfeiture will be forfeited upon such Separation with no further compensation due to the Participant).

(ii)       Other Terminations. If the applicable original grantee incurs a Separation from the Company or any of its Affiliates during the Restriction Period, for any reason other than the grantee’s death, Disability or Retirement during the Restriction Period, regardless of whether the end of such association is effected by the Company, any such Affiliate or such original grantee (whether voluntarily or involuntarily, including because an entity with which such original grantee has any such association ceases to be an Affiliate of the Company), then all outstanding unvested shares of Restricted Stock granted to such Participant, shall be forfeited or otherwise subject to return to or repurchase by the Company if and to the extent so provided by, and subject to and in accordance with, the terms of the applicable Award Agreement; provided, however, that military or sick leave or other bona fide leave shall not be deemed a termination of employment, if it does not exceed the longer of ninety (90) days or the period during which the absent original grantee’s reemployment rights, if any, are guaranteed by statute or by contract.

(g)         Transferability. Except as otherwise provided in this subsection (g), shares of Restricted Stock shall not be transferable, and no share of Restricted Stock or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution (subject always to the provisions of subsection (f) above). The applicable Award Agreement or the Committee (at or after the grant of a share of Restricted Stock) may provide that such share of Restricted Stock may be transferred by the applicable Participant to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer of a share of Restricted Stock shall be valid unless first approved by the Committee, acting in its sole discretion, unless such transfer is permitted under the applicable Award Agreement. For this purpose, “family member” means any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the applicable Participant’s household (other than a tenant or employee), a trust in which the foregoing persons and/or the applicable Participant have more than fifty percent (50%) of the beneficial interests, a foundation in which the foregoing persons and/or the applicable Participant control the management of assets, and any other entity in which these persons and/or the applicable Participant own more than fifty percent (50%) of the voting interests. The Committee may at any time or from time to time delegate to one or more officers of the Company the authority to permit transfers of shares of Restricted Stock to third parties pursuant to this subsection (g), which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Committee at any time and from time to time.

(h)         Dividends. At the discretion of the Committee, Participants may be entitled to receive payments in cash or shares equivalent to any dividends paid with respect to Common Stock underlying unvested shares of Restricted Stock but only if such Restricted Stock actually vests. Unless the Committee shall provide otherwise, such amounts shall be paid, if at all, without interest or other earnings.

7.4.        Restricted Stock Units.

(a)         Character. Each Restricted Stock Unit shall entitle the recipient to receive a share of Common Stock following the fulfillment of applicable Vesting Conditions, at the time set forth in the applicable Award Agreement. Any grant of Restricted Stock Units may be a Performance Award, subject to Section 7.7. Any Vesting Condition may be waived, shortened, or terminated, at any time by the Committee on such basis as it deems appropriate.

(b)         Effect of Termination of Employment or Service. Unless the Committee shall provide otherwise with respect to any Award of Restricted Stock Units at or after grant, then upon a Participant’s Separation, the following provisions shall apply:

(i)         Termination due to death, Disability or Retirement. If the applicable original grantee incurs a Separation from the Company or any of its Affiliates due to such grantee’s death, Disability, or Retirement, then all outstanding unvested Restricted Stock Units that were initially scheduled to vest within the two-year period following the Participant’s Separation based solely upon the Participant’s continued service during such time shall vest (and all other unvested Restricted Stock Units that were initially scheduled to vest following the two-year period following the Participant’s Separation based solely upon the Participant’s continued service during such time will be forfeited upon such Separation with no further compensation due to the Participant); provided however that if such unvested Restricted Stock Units are subject to one or more Performance Goals, then a pro-rata portion (based on the number of completed days of the grantee’s affiliation with the Company in the applicable Performance Period divided by the total number of days in the applicable Performance Period) of such Restricted Stock Units will remain eligible to vest after the grantee’s Separation, to the extent earned based on the actual achievement of the Performance Goals through the end of the applicable Performance Period. Any Restricted Stock Units (including those that are subject to one or more Performance Goals) that vest pursuant to this Section 7.4(b)(i) will be settled on the date otherwise specified in the applicable Award Agreement.

(ii)        Other Terminations. If the applicable original grantee incurs a Separation for any reason other than the grantee’s death, Disability, or Retirement, then all unvested Restricted Stock Units shall be forfeited or otherwise subject to return to the Company in accordance with the terms of the applicable Award Agreement; provided, however, that military or sick leave or other bona fide leave shall not be deemed a termination of employment, if it does not exceed the longer of ninety (90) days or the period during which the absent original grantee’s reemployment rights, if any, are guaranteed by statute or by contract.

(c)         Transferability. Except as otherwise provided in this subsection (c), Restricted Stock Units shall not be transferable, and no Restricted Stock Unit or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. The applicable Award Agreement or the Committee (at or after the grant of a Restricted Stock Unit) may provide that such Restricted Stock Unit may be transferred by the applicable Participant to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer of a Restricted Stock Unit shall be valid unless first approved by the Committee, acting in its sole discretion, unless such transfer is permitted under the applicable Award Agreement. For this purpose, “family member” means any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the applicable Participant’s household (other than a tenant or employee), a trust in which the foregoing persons and/or the applicable Participant have more than fifty percent (50%) of the beneficial interests, a foundation in which the foregoing persons and/or the applicable Participant control the management of assets, and any other entity in which these persons and/or the applicable Participant own more than fifty percent (50%) of the voting interests. The Committee may at any time or from time to time delegate to one or more officers of the Company the authority to permit transfers of Restricted Stock Units to third parties pursuant to this subsection (c), which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Committee at any time and from time to time.

(d)         Rights Pending Fulfillment of Vesting Conditions and Issuance of Shares. No person holding Restricted Stock Units shall be deemed for any purpose to be a stockholder of the Company with respect to any of the shares of Common Stock subject to such Restricted Stock Units, except to the extent that the Vesting Conditions have been fulfilled and shares have actually been issued thereunder, provided, however, that an Award Agreement may provide for the inclusion of dividend equivalent payments or unit credits with respect to the Award in the discretion of the Committee.

7.5.       Stock Grants. Stock Grants shall be issued for such consideration, in cash, other property or services, or any combination thereof, as is determined by the Committee. Without limiting the generality of the foregoing, Stock Grants may be awarded in such circumstances as the Committee deems appropriate, including without limitation in recognition of significant contributions to the success of the Company or its Affiliates or in lieu of compensation otherwise already due, subject to applicable law. Stock Grants shall be made without forfeiture conditions of any kind.

7.6.       Other Stock Based Awards. Subject to the other terms of the Plan, the Committee may grant Other Stock Based Awards to eligible individuals. The Award Agreement evidencing an Other Stock Based Award shall set forth the terms and conditions of such Other Stock Based Award, including, as applicable, the term, any exercise or purchase price, Vesting Conditions and other terms and conditions. Any grant of an Other Stock-Based Award may be a Performance Award, subject to Section 7.7. Payment in respect of an Other Stock Based Award may be made in cash, shares, or a combination of cash and shares, as determined by the Committee.

7.7.        Performance Awards.

(a)         Performance Awards Generally. The Committee may grant Performance Awards in accordance with this Section. Performance Awards may be denominated as a number of shares of Common Stock, or specified number of other Awards (or a combination thereof) which may be earned upon achievement or satisfaction of Performance Goals, as specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the vesting or settlement of the Award upon the achievement or satisfaction of such Performance Goals.

(b)        Other Terms of Performance Awards. The Committee may specify other terms pertinent to a Performance Award in the applicable Award Agreement, including terms relating to the treatment of that Award in the event of a Change of Control prior to the end of the Performance Period.

7.8.         Awards to Participants Outside the United States.

The Committee may modify the terms of any Award under the Plan granted to a Participant who is, at the time of grant or during the term of the Award, resident or primarily employed outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant’s residence or employment abroad, shall be comparable to the value of such an Award to a Participant who is resident or primarily employed in the United States. An Award may be modified under this Section 7.8 in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation. The Committee may establish supplements to, or amendments, restatements, or alternative versions of the Plan for the purpose of granting and administrating any such modified Award. No such modification, supplement, amendment, restatement or alternative version may increase the share limit of Section 4.

8.	Adjustment Provisions

8.1.       Adjustment for Corporate Actions. Subject to the provisions of Section 8.2, if subsequent to the Effective Date, the outstanding shares of Common Stock (or any other securities covered by the Plan by reason of the prior application of this Section) are increased, decreased, or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to such shares of Common Stock or other securities, through merger, consolidation, sale of all or substantially all the property of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to such shares of Common Stock, or other securities, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares provided in Section 4, (ii) the numbers and kinds of shares or other securities subject to the then outstanding Awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding Options and Stock Appreciation Rights (without change in the aggregate purchase price as to which such Options and Stock Appreciation Rights remain exercisable), (iv) the Performance Goal(s) applicable to any outstanding Performance Award, and/or (v) any other affected terms and conditions of the Plan or outstanding Awards.

8.2.        Change of Control. Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of a Change of Control, the Committee may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change of Control:

(a)          Cause any or all outstanding Awards to become vested and immediately exercisable (as applicable), in whole or in part upon the Change of Control, upon a Separation following the Change of Control, or at such other time as the Committee may determine;

(b)          Cancel any unvested Award or unvested portion thereof, with or without consideration;

(c)          Arrange for the assumption of outstanding Awards, or the substitution of outstanding Awards, as the case may be, by the acquiring or succeeding corporation or entity (or an affiliate thereof);

(d)        Cause any outstanding Option or Stock Appreciation Right to become fully vested and immediately exercisable for a reasonable period in advance of the Change of Control, and to the extent not exercised prior to that Change of Control, cancel that Option or Stock Appreciation Right upon the closing of the Change of Control;

(e)          Cancel any Option or Stock Appreciation Right (other than Options and Stock Appreciation Rights that are assumed or substituted pursuant to clause (c) above) that remains outstanding at the time of the consummation of the Change of Control, in exchange for cash and/or other substitute consideration with a value equal to: (x) the number of shares of Common Stock for which the Option or Stock Appreciation Right is then exercisable, multiplied by (y) the difference, if any, between the Market Value on the date of the Change of Control and the exercise price of that Option or the base price of the Stock Appreciation Right; provided that if the Market Value on the date of the Change of Control does not exceed the exercise price of any such Option or the base price of any such Stock Appreciation Right, the Committee may cancel that Option or Stock Appreciation Right without any payment of consideration therefor;

(f)           Redeem any Restricted Stock or Restricted Stock Unit for cash and/or other substitute consideration with value equal to the Market Value of an unrestricted share of Common Stock on the date of the Change of Control;

(g)          Reduce any Performance Period applicable to a Performance Award or deem any applicable Performance Goals with respect to Performance Awards satisfied or not satisfied; and/or

(h)          Take such other action as the Committee determines to be appropriate under the circumstances.

The provisions of this Section 8.2 shall not be construed as to limit or restrict in any way the Committee’s general authority to accelerate the vesting of an Award in whole or in part at any time. Each outstanding Award that is assumed in connection with a Change of Control, or is otherwise to continue in effect subsequent to a Change of Control, will be appropriately adjusted, immediately after the Change of Control, as to the number and class of securities and the price at which it may be exercised in accordance with Section 8.1.

In the discretion of the Committee, any cash or substitute consideration payable upon cancellation of an Award may be subjected to (i) vesting terms substantially identical to those that applied to the cancelled Award immediately prior to the Change of Control, or (ii) earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to stockholders in connection with the Change of Control.

8.3.        Related Matters. Any adjustment in Awards made pursuant to this Section 8 shall be determined and made, if at all, by the Committee and shall include any correlative modification of terms, including of Option exercise prices and Stock Appreciation Right base prices, rates of vesting or exercisability, Risks of Forfeiture, adjustment of Performance Goals and/or Performance Periods and applicable repurchase prices for Restricted Stock, which the Committee may deem necessary or appropriate so as to ensure that the rights of the Participants in their respective Awards are not substantially diminished nor enlarged as a result of the adjustment and corporate action other than as expressly contemplated in this Section 8. No fraction of a share shall be purchasable or deliverable upon exercise, but in the event any adjustment hereunder of the number of shares covered by an Award shall cause such number to include a fraction of a share, such number of shares shall be adjusted to the nearest smaller whole number of shares. No adjustment of an Option exercise price or Stock Appreciation Right base price per share pursuant to this Section 8 shall result in an exercise price which is less than the par value of the Common Stock.

9.	Settlement of Awards

9.1.       Violation of Law. Notwithstanding any other provision of the Plan or the relevant Award Agreement, if, at any time, in the reasonable opinion of the Company, the issuance of shares of Common Stock covered by an Award may constitute a violation of law, then the Company may delay such issuance and the delivery of a certificate for such shares until (i) approval shall have been obtained from such governmental agencies, other than the Securities and Exchange Commission, as may be required under any applicable law, rule, or regulation and (ii) in the case where such issuance would constitute a violation of a law administered by or a regulation of the Securities and Exchange Commission, one of the following conditions shall have been satisfied:

(a)          the shares are at the time of the issue of such shares effectively registered under the Securities Act; or

(b)         the Company shall have determined, on such basis as it deems appropriate (including an opinion of counsel in form and substance satisfactory to the Company) that the sale, transfer, assignment, pledge, encumbrance or other disposition of such shares or such beneficial interest, as the case may be, does not require registration under the Securities Act or any applicable state securities laws.

9.2.        Corporate Restrictions on Rights in Stock. Whenever Common Stock is to be issued pursuant to an Award, if the Committee so directs at the time of grant (or, if such Award is an Option, at any time prior to the exercise thereof), the Company shall be under no obligation, notwithstanding any other provision of the Plan or the relevant Award Agreement to the contrary, to issue such shares until such time, if ever, as the recipient of the Award (and any person who exercises any Option, in whole or in part), shall have become a party to and bound by any agreement that the Committee shall require in its sole discretion.

9.3.       Investment Representations. The Company shall be under no obligation to issue any shares covered by an Award unless the shares to be issued pursuant to Awards granted under the Plan have been effectively registered under the Securities Act or the Participant shall have made such written representations to the Company (upon which the Company believes it may reasonably rely) as the Company may deem necessary or appropriate for purposes of confirming that the issuance of such shares will be exempt from the registration requirements of that Act and any applicable state securities laws and otherwise in compliance with all applicable laws, rules and regulations, including but not limited to that the Participant is acquiring shares for his or her own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution of any such shares.

9.4.       Registration. If the Company shall deem it necessary or desirable to register under the Securities Act or other applicable statutes any shares of Common Stock issued or to be issued pursuant to Awards granted under the Plan, or to qualify any such shares of Common Stock for exemption from the Securities Act or other applicable statutes, then the Company shall take such action at its own expense. The Company may require from each recipient of an Award, or each holder of shares of Common Stock acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for such purpose and may require reasonable indemnity to the Company and its officers and directors from such holder against all losses, claims, damage and liabilities arising from such use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

9.5.       Placement of Legends; Stop Orders; Etc. Each share of Common Stock to be issued pursuant to Awards granted under the Plan may bear a reference to the investment representations made in accordance with Section 9.3 in addition to any other applicable restrictions under the Plan, the terms of the Award and, if applicable, under any agreement between the Company and any Optionee and/or Participant, and to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such shares of Common Stock. All certificates for shares of Common Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

9.6.       Tax Withholding. Whenever shares of Common Stock are issued or to be issued pursuant to Awards granted under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy federal, state, local or other withholding tax requirements if, when, and to the extent required by law (whether so required to secure for the Company an otherwise available tax deduction or otherwise) prior to issuance of any shares. The obligations of the Company under the Plan shall be conditional on satisfaction of all such withholding obligations and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the recipient of an Award. However, in such cases Participants may elect, subject to the approval of the Committee, acting in its sole discretion, to satisfy an applicable withholding requirement, in whole or in part, by having the Company withhold shares to satisfy their tax obligations. Participants may elect to have shares of their Common Stock withheld having a Market Value on the date the tax is to be determined that is no greater than maximum individual statutory rate, which could be imposed on the transaction, provided however, that with respect to Participants who are also subject to Section 16b-3 of the Exchange Act, such Participant may only have shares of their Common Stock withheld at a rate that does not exceed such Participant’s estimated federal state, local and foreign tax obligations attributable to the underlying transaction. All elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitation that the Committee deems appropriate.

10.	No Special Service Rights

Nothing contained in the Plan or in any Award Agreement shall confer upon any recipient of an Award any right with respect to the continuation of his or her employment, consulting or Board member relationship or other association with the Company (or any Affiliate), or interfere in any way with the right of the Company (or any Affiliate), subject to the terms of any separate employment, consulting or Board member agreement or provision of law or corporate articles or by-laws to the contrary, at any time to terminate such employment, consulting or Board member agreement or to increase or decrease, or otherwise adjust, the other terms and conditions of the recipient’s employment, consulting or Board member relationship or other association with the Company and its Affiliates.

11.	Nonexclusivity of the Plan

Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock options, stock appreciation rights, restricted stock and restricted stock units other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

12.	Termination and Amendment of the Plan

The Board may at any time terminate the Plan or make such amendments or modifications of the Plan as it shall deem advisable. In the event of the termination of the Plan, the terms of the Plan shall survive any such termination with respect to any Award that is outstanding on the date of such termination, unless the holder of such Award agrees in writing to terminate such Award or to terminate all or any of the provisions of the Plan that apply to such Award. Unless the Board otherwise expressly provides, any amendment or modification of the Plan shall affect the terms of any Award outstanding on the date of such amendment or modification as well as the terms of any Award made from and after the date of such amendment or modification; provided, however, that, except to the extent otherwise provided in the last sentence of this paragraph, (i) no amendment or modification of the Plan shall apply to any Award that is outstanding on the date of such amendment or modification if such amendment or modification would reduce the number of shares subject to such Award, increase the purchase price applicable to shares subject to such Award or materially adversely affect the provisions applicable to such Award, and (ii) no amendment or modification of the Plan shall apply to any Incentive Option that is outstanding on the date of such amendment or modification if such amendment or modification would result in such Incentive Option no longer being treated as an “incentive stock option” within the meaning of Section 422 of the Code. In the event of any amendment or modification of the Plan that is described in clause (i) or (ii) of the foregoing proviso, such amendment or modification of the Plan shall apply to any Award outstanding on the date of such amendment or modification only if the recipient of such Award consents in writing thereto.

The Committee may amend or modify, prospectively or retroactively, the terms of any outstanding Award without amending or modifying the terms of the Plan itself, provided that as amended or modified such Award is consistent with the terms of the Plan as in effect at the time of the amendment or modification of such Award, but no such amendment or modification of such Award shall, without the written consent of the recipient of such Award, reduce the number of shares subject to such Award, increase the purchase price applicable to shares subject to such Award, adversely affect the provisions applicable to such Award that relate to the vesting or exercisability of such Award or of the shares subject to such Award, or otherwise materially adversely affect the terms of such Award (except in each case for amendments or modifications to the terms of such Award or of the stock subject to such Award that are expressly permitted by the terms of the Plan, including without limitation under Section 8 hereto, or that result from any amendment or modification of the Plan in accordance with the provisions of the first paragraph of this Section 12), or, if such Award is an Incentive Option, result in such Incentive Option no longer being treated as an “incentive stock option” within the meaning of Section 422 of the Code.

13.	Repricing Prohibited

Neither the Committee nor the Board may (i) implement any cancellation/re-grant program pursuant to which outstanding Options or Stock Appreciation Rights under the Plan are cancelled and new Options or Stock Appreciation Rights are granted in replacement with a lower exercise or base price per share, (ii) cancel outstanding Options or Stock Appreciation Rights under the Plan with exercise prices or base prices per share in excess of the then current Fair Market Value for consideration payable in equity securities of the Company or cash or (iii) otherwise directly reduce the exercise price or base price in effect for outstanding Options or Stock Appreciation Rights under the Plan, without in each such instance obtaining stockholder approval.

14.	Other Policies

The Awards (whether vested or unvested) shall be subject to the Company’s stock ownership policies, hedging and pledging policies, and any current or future clawback, recoupment or similar policy of the Company that is applicable to the Participant. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawbacks as may be made thereunder.

15.	Section 409A

Awards granted under the Plan are intended to comply with or be exempt from Section 409A of the Code and the regulations thereunder (“Section 409A”), and the Plan shall be interpreted and administered accordingly. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s “Separation from Service” within the meaning of Section 409A, shall instead be paid on the first payroll date after the six month anniversary of the Participant’s “Separation from Service” (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on a Participant under Section 409A and neither the Company nor the Committee will have any liability to Participants or any other persons for such tax or penalty.

16.	Notices and Other Communications

Any notice, demand, request or other communication hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular, certified or overnight mail, addressed or telecopied, as the case may be, (i) if to the recipient of an Award, at his or her residence address last filed with the Company and (ii) if to the Company, at its principal place of business, addressed to the attention of its Chief Executive Officer, or to such other address or telecopier number, as the case may be, as the addressee may have designated by notice to the addressor. All such notices, requests, demands and other communications shall be deemed to have been received: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of mailing, when received by the addressee; and (iii) in the case of facsimile transmission, when confirmed by facsimile machine report.

17.	Governing Law

The Plan and all Award Agreements and actions taken thereunder shall be governed, interpreted and enforced in accordance with the laws of Delaware, without regard to the conflict of laws principles thereof.

18.	Effective Date

This Plan will become effective upon        , 2021, which is the date of its adoption by the Board, subject to approval of the Plan by the Company’s stockholders in accordance with the requirements of the laws of the State of Delaware (the “Effective Date”).

ANNEX J

Exhibit I-2

Form of Post-Closing Incentive Equity Plan

Final Form

CARITAS THERAPEUTICS, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.               Purpose. The purpose of the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan is to provide employees of the Company and its Participating Subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock. The Company intends that the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code, and the Plan shall be interpreted in a manner that is consistent with that intent.

2.               Definitions.

“Board” means the Board of Directors of the Company, as constituted from time to time. “Business Combination Agreement” means that certain Business Combination

Agreement dated September 29, 2021 by and among ARYA Sciences Acquisition Corp IV, Amicus Therapeutics, Inc., Amicus GT Holdings, LLC and Caritas Therapeutics, LLC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall be deemed to include any regulations promulgated thereunder.

“Committee” means the Compensation Committee of the Board.

“Common Stock” means shares of Class A common stock of the Company, par value
$0.0001 per share.

“Company” means Caritas Therapeutics, Inc., a Delaware corporation, including any successor thereto.

“Compensation” means base salary and base wages, including compensation for overtime, paid to an Eligible Employee by the Company or a Participating Subsidiary as compensation for services to the Company or Participating Subsidiary, before deduction for any contributions from salary or wages made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, cafeteria plan or similar arrangement.

“Corporate Transaction” means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

“Designated Broker” means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased shares of Common Stock under the Plan.

“Effective Date” means the date upon which the Board has adopted the Plan, subject to the Plan obtaining shareholder approval in accordance with Section 19.10.

“Employee” means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421- 1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual’s right to re- employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

“Eligible Employee” means an Employee who is customarily employed for at least twenty (20) hours per week and for more than five (5) months in any calendar year. Notwithstanding the foregoing, the Committee may exclude from participation in the Plan or from any Offering, Employees who are (x) “highly compensated employees” of the Company or a Participating Subsidiary (within the meaning of Section 414(q) of the Code) or a sub-set of such highly compensated employees, or (y) citizens or residents of a foreign jurisdiction where the grant of an option under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Committee in its sole discretion.

“Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, authorize a new level of payroll deductions, or stop payroll deductions and withdraw from an Offering Period.

“ESPP Share Account” means an account into which Common Stock purchased with accumulated payroll deductions at the end of an Offering Period are held on behalf of a Participant.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, (i) if the shares are listed on any established stock exchange or a national market system, including, without limitation, the New York Stock Exchange or the NASDAQ Stock Market, the closing price of a share of Common Stock (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal, or (ii) in the absence of an established market for the shares, an amount determined in good faith by the Committee, with such determination conclusive and binding on all persons.

“Offering” means the grant of rights to an Eligible Employee to purchase shares of Common Stock during an Offering Period in accordance with the Plan.

“Offering Date” means the first Trading Day of each Offering Period, as designated by the Committee.

“Offering Period” means a period of six (6) months beginning on January 1st and July 1st of each year; provided that, pursuant to Section 5, the Committee may change the duration of future Offering Periods (subject to a maximum Offering Period of twenty-seven (27) months) and/or the start and end dates of future Offering Periods.

“Participant” means an Eligible Employee who is actively participating in the Plan.

“Participating Subsidiaries” means the Subsidiaries that the Committee has designate as eligible to participate in the Plan, and such other Subsidiaries that may be designated by the Committee from time to time in its sole discretion.

“Plan” means this Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

“Purchase Date” means the last Trading Day of each Offering Period.

“Purchase Price” means an amount equal to the lesser of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date and (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Purchase Date; provided that, the Purchase Price per share of Common Stock will in no event be less than the par value of the Common Stock.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, domestic or foreign, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent that either (i) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

“Trading Day” means any day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on an established stock exchange or national market system, a business day, as determined by the Committee in good faith.

3.               Administration. The Committee shall administer the Plan and shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan’s administration and take any other actions necessary or desirable for the administration of the Plan, and to ensure compliance with Section 423 of the Code and other applicable law. The Committee’s decisions shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company.

4.               Eligibility.

4.1.          Unless otherwise determined by the Committee in a manner consistent with Section 423 of the Code, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to requirements under Section 423 of the Code.

4.2.          Notwithstanding any provision of the Plan to the contrary, (i) no Eligible Employee shall be granted an option under the Plan if immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary, and (ii) in accordance with Section 423(b)(8) of the Code, no Eligible Employee shall be granted an option under the Plan to the extent such option would permit his or her rights to purchase stock under the Plan and all other employee stock purchase plans of the Company and any Subsidiary to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding.

5.               Offering Periods. The Plan shall be implemented by a series of Offering Periods, commencing at such time as determined by the Committee. The Committee shall have the authority to change the duration, frequency, start and end dates of Offering Periods.

6.               Participation.

6.1.          Enrollment and Payroll Deductions. An Eligible Employee may elect to participate in the Plan by completing an Enrollment Form and submitting it to the Company, in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, an Eligible Employee authorizes payroll deductions from his or her pay check in an amount equal to (i) a whole percentage of his or her Compensation (no less than 1% and no greater than 15% (or such other maximum percentage as the Committee may establish from time to time before an Offering Period begins)) or (ii) a fixed dollar amount, in each case, on each pay day occurring during an Offering Period. Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.

6.2.          Election Changes. During an Offering Period, a Participant may decrease or increase his or her rate of payroll deductions applicable to such Offering Period only once. To make such a change, the Participant must submit a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen (15) days before the Purchase Date. Any such change of payroll deductions during an Offering Period shall be effective with the first full payroll period that commences at least five (5) business days after the Company’s receipt of the Participant’s new Enrollment Form. A Participant may decrease or increase his or her rate of payroll deductions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen (15) days before the start of the next Offering Period.

6.3.          Automatic Re-Enrollment. The deduction rate selected by a Participant in an Enrollment Form shall remain in effect for subsequent Offering Periods, unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6.2, (ii) withdraws from the Plan in accordance with Section 10, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

7.               Grant of Option. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of shares of Common Stock determined by dividing the Participant’s accumulated payroll deductions during the Offering Period by the applicable Purchase Price (rounded down to the nearest whole share of Common Stock); provided that in no event shall any Participant purchase more than 5,000 shares of Common Stock during an Offering Period (subject to adjustment in accordance with Section 18 and the limitations set forth in Section 13).

8.               Exercise of Option/Purchase of Shares. A Participant’s option to purchase shares of Common Stock will be exercised automatically on the Purchase Date of each Offering Period. The Participant’s accumulated payroll deductions will be used to purchase the maximum number of whole shares of Common Stock that can be purchased with the amounts in the Participant’s notional account.  No fractional shares may be purchased.

9.               Transfer of Shares. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option. The Committee may permit or require that the shares of Common Stock be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker and may require that the shares of Common Stock be retained with such Designated Broker for a specified period of time. Participants will not have any voting, dividend or other rights of a shareholder with respect to the shares of Common Stock subject to any option granted hereunder until such shares have been delivered pursuant to this Section 9.

10.             Withdrawal.

10.1.        Withdrawal Procedure. A Participant may withdraw from an Offering by submitting a revised Enrollment Form to the Committee indicating his or her election to withdraw at least fifteen (15) days before the Purchase Date. The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase shares of Common Stock) shall be paid to the Participant promptly following receipt of the Participant’s Enrollment Form indicating his or her election to withdraw and the Participant’s option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6.1.

10.2.        Effect on Succeeding Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

11.             Termination of Employment; Change in Employment Status. Upon termination of a Participant’s employment for any reason, including death, disability or retirement, or a change in the Participant’s employment status following which the Participant is no longer an Eligible Employee, the Participant will be deemed to have withdrawn from the Plan and the payroll deductions in the Participant’s notional account that have not been used to purchase shares of Common Stock shall be returned to the Participant, or in the case of the Participant’s death, to the person(s) entitled to such amounts under Section 17, and the Participant’s option shall be automatically terminated.

12.             Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

13.             Shares Reserved for Plan.

13.1.        Number of Shares. A total of 1,000,000 shares of Common Stock have been authorized and reserved for issuance under the Plan. In addition to the foregoing, subject to prior approval by the Board in each instance, on January 1 of each calendar year during the term of the Plan, the number of shares of Common Stock authorized and reserved for issuance under the Plan shall be increased by a number of shares of Common Stock equal to the lesser of (i) 1% of the ARYA Shares (as defined in the Business Combination Agreement) issued and outstanding on the day immediately preceding such increase (but in no event more than 1,500,000 shares of Common Stock on each such occasion), and (ii) such smaller number of shares of Common Stock as determined by the Board. Such shares of Common Stock may be newly issued shares, treasury shares or shares acquired on the open market.

13.2.        Over-Subscribed Offerings. The number of shares of Common Stock which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over- subscribed. No option granted under the Plan shall permit a Participant to purchase shares of Common Stock which, if added together with the total number of shares of Common Stock purchased by all other Participants in such Offering, would exceed the total number of shares of Common Stock remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Company shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

14.             Transferability. No payroll deductions credited to a Participant or any rights with respect to the exercise of an option or any rights to receive Common Stock hereunder may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant, other than by will, the laws of descent and distribution, or as provided in Section 17. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

15.             Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

16.             Statements. Upon request by a Participant, he or she will be provided with a statement which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any shares of Common Stock purchased with accumulated funds, the number of shares of Common Stock purchased, and any payroll deduction amounts remaining in the Participant’s notional account.

17.             Designation of Beneficiary. A Participant may file a written designation of beneficiary who is to receive any cash withheld through payroll deductions and credited to the Participant’s notional account in the event of the Participant’s death prior to the Purchase Date of an Offering Period.

18.             Adjustments; Dissolution or Liquidation; Corporate Transactions.

18.1.        Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of Common Stock or other securities of the Company, or other change in the Company’s structure affecting the Common Stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems equitable, adjust the number of shares and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each outstanding option under the Plan, and the numerical limits of Section 7 and Section 13.

18.2.        Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date that occurs before the date of the Company’s proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

18.3.        Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date that occurs before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

19.            General Provisions.

19.1.        Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the Plan shall have the same rights and privileges.

19.2.        No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

19.3.        Rights as Shareholder. A Participant will become a shareholder with respect to the shares of Common Stock that are purchased pursuant to options granted under the Plan when the shares are transferred to the Participant’s ESPP Share Account.

19.4.        Successors. The Plan shall be binding on the Company and its successors.

19.5.        Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to an option granted under the Plan unless the issuance and exercise of such option, and the issuance and delivery of the shares of Common Stock pursuant thereto, shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the shares may then be listed.

19.6.        Notice of Disqualifying Dispositions. Each Participant shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of an option acquired under the Plan, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date.

19.7.        Term of Plan. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 19.8, shall have a term of ten (10) years.

19.8.        Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once shares of Common Stock have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated) and all amounts that have not been used to purchase shares of Common Stock will then be returned to Participants.

19.9.        Applicable Law. The laws of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state’s conflict of law rules.

19.10.      Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

19.11.      Section 423 of the Code. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code and will be interpreted accordingly; provided that the Company does not guarantee any particular tax treatment with respect to an option granted under this Plan.

19.12.      Withholding. To the extent required by applicable federal, state or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company to meet applicable withholding obligations.

19.13.      Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

19.14.      Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

Annex K

PRELIMINARY PROXY CARD
SUBJECT TO COMPLETION

ARYA Sciences Acquisition Corp IV Extraordinary General Meeting

ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003

EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF ARYA SCIENCES ACQUISITION CORP IV

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON ____________, 2021.

P R O X Y C A R D
The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated _________, 2021, in connection with the extraordinary general meeting of Shareholders (the “extraordinary general meeting”) to be held at 10:00 a.m. Eastern Time on _________, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and hereby appoints Adam Stone and Michael Altman, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all ordinary shares of ARYA Sciences Acquisition Corp IV (“ARYA”) registered in the name provided, which the undersigned is entitled to vote at the extraordinary general meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement/prospectus.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 11.

(Continued and to be marked, dated and signed on reverse side)

Please mark vote as indicated in this example	☒ THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11.

Proposal No. 1—The Business Combination Proposal—RESOLVED, as an ordinary resolution, that ARYA’s entry into the Business Combination Agreement, dated as of September 29, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Amicus Therapeutics, Inc., a Delaware corporation (“Amicus”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”) and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, (a) a pre-closing reorganization of Amicus will be effected pursuant to which the entities and assets constituting Amicus’ gene therapy business will be transferred to Caritas (the “Pre-Closing Reorganization”), (b) on the Closing Date (as defined in the accompanying proxy statement/prospectus), (A) ARYA will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating under the laws of the State of Delaware (the “Domestication”) upon which ARYA will change its name to “Caritas Therapeutics, Inc.” (“New Caritas”, provided that if such name is not available in Delaware or ARYA is otherwise unable to change its name to “Caritas Therapeutics, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and Amicus), (B) each outstanding Class A ordinary share, par value $0.0001 per share of ARYA (the “Class A ordinary shares”) and each outstanding Class B ordinary share, par value $0.0001 per share of ARYA (the “Class B ordinary shares”) will become one share of Class A common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class A Common Stock”), and (C) ARYA will amend and restate its memorandum and articles of association in connection with the Domestication, (c) (A) Amicus will cause the existing limited liability company agreement of Caritas to be amended and restated, (B) Amicus will cause all of the limited liability company interests of Caritas existing immediately prior to the Closing (as defined in the accompanying proxy statement/prospectus) to be re-classified into a number of common units (“Units”) equal to the Transaction Equity Security Amount (as defined in the accompanying proxy statement/prospectus) based on a pre-transaction equity value for Caritas of $175,000,000, (C) Amicus will make an additional cash contribution of $50 million (the “Amicus Contribution Amount”) in exchange for a number of Units equal to Amicus Contribution Equity Amount (as defined in the accompanying proxy statement/prospectus), (D) ARYA will contribute the Closing Date Contribution Amount (as defined in the accompanying proxy statement/prospectus) to Caritas in exchange for a number of Units equal to the Net Outstanding ARYA Class A Shares (as defined in the accompanying proxy statement/prospectus) and (E) New Caritas will issue to Amicus GT a number of shares of Class B common stock, par value $0.0001 per share of New Caritas (the “New Caritas Class B Common Stock”) (which will have no economic value but will entitle the holder thereof to one vote per share), equal to the number of Units held by Amicus GT such that following the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of New Caritas will be held by Caritas and will operate through Caritas and the subsidiaries of Caritas, and New Caritas will be a publicly listed holding company that will hold equity interests in Caritas, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the A&R Company LLC Agreement, the Tax Receivable Agreement, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the Director Nomination Agreement, the Co-Development and Commercialization Agreement and the Transition Services Agreement, each in the form attached to the proxy statement/prospectus as Annex N, Annex O, Annex F, Annex E, Annex G, Annex H, Annex L and Annex M, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 2— The Domestication Proposal—RESOLVED, as a special resolution, that ARYA be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, ARYA be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of ARYA as a corporation in the State of Delaware, the name of ARYA be changed from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.”
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 3— The Charter Proposal—RESOLVED, as a special resolution, that, upon the Domestication, the amended and restated memorandum and articles of association of ARYA (“Existing Governing Documents”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation of “Caritas Therapeutics, Inc.” upon the Domestication, a copy of which is attached to the proxy statement/prospectus as Annex C (the “Proposed Certificate of Incorporation”).
FOR ☐	AGAINST ☐	ABSTAIN ☐

Advisory Governing Documents Proposals— to consider and vote upon, on a non-binding advisory basis, the following governance proposals regarding the Proposed Certificate of Incorporation (such proposals, collectively, the “Advisory Governing Documents Proposals”) and the following material differences between the Existing Governing Documents and the Proposed Certificate of Incorporation:

(A)Proposal No. 4—Advisory Governing Documents Proposal A—RESOLVED, that an amendment to change the authorized share capital of ARYA from US$50,000 divided into (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 250,000,000 shares of New Caritas Class A Common Stock, par value $0.0001 per share, (b) 70,000,000 shares of New Caritas Class B Common Stock, par value $0.0001 per share and (c) 12,500,000 shares of preferred stock, par value $0.0001 per share, of New Caritas (“New Caritas Preferred Stock”) be approved on a non-binding advisory basis.
FOR ☐	AGAINST ☐	ABSTAIN ☐

(B)Proposal No. 5—Advisory Governing Documents Proposal B—RESOLVED, that an amendment to authorize the New Caritas Board to issue any or all shares of New Caritas Preferred Stock in one or more series, with such terms and conditions as may be expressly determined by the board of directors of New Caritas (the "New Caritas Board") and as may be permitted by the Delaware General Corporation Law be approved on a non-binding advisory basis.
FOR ☐	AGAINST ☐	ABSTAIN ☐

(C)Proposal No. 6—Advisory Governing Documents Proposal C—RESOLVED, that an amendment to remove the ability of New Caritas stockholders to take action by written consent in lieu of a meeting be approved on a non-binding advisory basis.

FOR ☐	AGAINST ☐	ABSTAIN ☐

(D)Proposal No. 7—Advisory Governing Documents Proposal D—RESOLVED, that certain other changes in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation as part of the Domestication (a copy of which is attached to the proxy statement/prospectus as Annex C), including (i) changing the post-Business Combination corporate name from “ARYA Sciences Acquisition Corp IV” to “Caritas Therapeutics, Inc.” (which is expected to occur upon the consummation of the Domestication), (ii) making New Caritas’ corporate existence perpetual, (iii) electing for New Caritas to not be governed by Section 203 of the DGCL relating to business combinations with interested stockholders, and (iv) removing certain provisions related to its status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved on a non-binding advisory basis.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 8—The Nasdaq Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of shares of New Caritas Class A Common Stock be approved.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 9—The Incentive Award Plan Proposal—RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Incentive Equity Plan, a copy of which is attached to the proxy statement/prospectus as Annex I, be adopted and approved.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 10—The Employee Stock Purchase Plan Proposal—RESOLVED, as an ordinary resolution, that the Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex J, be adopted and approved.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 11—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to ARYA shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient ARYA ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from ARYA shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if ARYA shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by ARYA from the trust account in connection with the Business Combination, together with aggregate gross proceeds from the PIPE Financing and the Amicus Contribution Amount, equal no less than $300,000,000 after deducting any amounts paid to ARYA shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, at the extraordinary general meeting be approved.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Dated:	, 2021

(Signature)
(Signature if held Jointly)
Signature should agree with name printed hereon. If stock is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.
PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL SET FORTH IN PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 AND 11 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Annex L

CONFIDENTIAL

Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

CO-DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

between

CARITAS THERAPEUTICS, LLC

and

AMICUS THERAPEUTICS, INC.

L-i

6.6	Product Trademarks	L-36
6.7	Markings	L-36
ARTICLE 7 LICENSE GRANTS; EXCLUSIVITY		L-36
7.1	License Grants to Amber	L-36
7.2	License Grants to Caritas	L-37
7.3	Sublicenses	L-38
7.4	Subcontracting	L-38
7.5	Third Party Intellectual Property	L-38
7.6	Retention of Rights	L-39
7.7	Exclusivity	L-40
ARTICLE 8 RIGHT OF FIRST NEGOTIATION		L-40
8.1	ROFN Program; Procedures.	L-40
8.2	Additional ROFN Details.	L-41
ARTICLE 9 COST-PROFIT SHARING ARRANGEMENT		L-41
9.1	Cost-Profit Sharing	L-41
9.2	Withholding Taxes	L-45
9.3	Indirect Taxes	L-45
9.4	Financial Records	L-45
9.5	Audit	L-46
9.6	Confidentiality	L-46
9.7	No Other Compensation	L-46
ARTICLE 10 INTELLECTUAL PROPERTY		L-46
10.1	Ownership of Intellectual Property	L-46
10.2	Maintenance and Prosecution of Patents	L-47
10.3	Enforcement of Patents	L-47
10.4	Infringement Claims by Third Parties	L-48
10.5	Invalidity or Unenforceability Defenses or Actions	L-48
10.6	Product Trademarks	L-48
10.7	Inventor’s Remuneration	L-48
10.8	[***]	L-48
ARTICLE 11 CONFIDENTIALITY AND NON-DISCLOSURE		L-48
11.1	Confidentiality Obligations	L-48
11.2	Permitted Disclosures	L-49
11.3	Use of Name	L-50
11.4	Public Announcements	L-50
11.5	Publications	L-51

L-ii

11.6	Prior Confidentiality	L-51
11.7	Survival	L-51
ARTICLE 12 REPRESENTATIONS, WARRANTIES AND COVENANTS		L-51
12.1	Mutual Representations and Warranties	L-51
12.2	Additional Covenants of Caritas	L-51
12.3	Additional Covenants of Amber	L-53
12.4	DISCLAIMER OF WARRANTIES	L-53
ARTICLE 13 INDEMNITY		L-54
13.1	Indemnification of Caritas	L-54
13.2	Indemnification of Amber	L-54
13.3	Certain Indemnified Losses	L-55
13.4	Notice of Claim	L-55
13.5	Control of Defense	L-55
13.6	Special, Indirect, and Other Losses	L-57
ARTICLE 14 TERM AND TERMINATION		L-57
14.1	Term	L-57
14.2	Termination for Material Breach	L-57
14.3	For Convenience	L-57
14.4	Termination for Financial Distress	L-58
14.5	[***]	L-58
14.6	Termination for a Material Safety Event	L-58
14.7	Effects of Termination.	L-58
14.8	Remedies.	L-60
14.9	Accrued Rights; Surviving Obligations.	L-60
ARTICLE 15 MISCELLANEOUS		L-60
15.1	Force Majeure	L-60
15.2	Export Control	L-61
15.3	Acquisition, Change in Control, Assignment	L-61
15.4	Severability	L-61
15.5	Governing Law, Jurisdiction and Service	L-62
15.6	Dispute Resolution	L-62
15.7	Notices	L-64
15.8	Entire Agreement; Amendments	L-65
15.9	English Language	L-65
15.10	Equitable Relief	L-65
15.11	Waiver and Non-Exclusion of Remedies	L-66
15.12	No Benefit to Third Parties	L-66

L-iii

15.13	Further Assurance	L-66
15.14	Relationship of the Parties	L-66
15.15	Performance by Affiliates And Sublicensees	L-66
15.16	Rights in Bankruptcy	L-66
15.17	Counterparts; Facsimile Execution	L-67
15.18	References	L-67
15.19	Construction	L-67

Schedules:
Schedule 1.6	Amber Patents
Schedule 1.15	Caritas Patents
Schedule 1.28	Data Package
Schedule 1.55	In-License Agreements
Schedule 1.65	Muscular Dystrophy Indications
Schedule 1.91	ROFN Data Package
Schedule 1.94	ROFN Update Report
Schedule 7.3.1	Region
Schedule 7.5.1	Existing In-License Agreements

L-iv

CONFIDENTIAL

CO-DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

This Co-Development and Commercialization Agreement (the “Agreement”) is made and entered into effective as of [●], 2021 (the “Effective Date”) by and between Caritas Therapeutics, LLC, a Delaware limited liability company (“Caritas”), and Amicus Therapeutics, Inc., a Delaware corporation (“Amber”). Caritas and Amber are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, pursuant to that certain Business Combination Agreement, by and among ARYA Sciences Acquisition Corp IV, Amber, Amber GT Holdings, Inc. and Caritas, dated as of September 29, 2021, Amber has assigned or caused to be assigned to Caritas certain Gene Therapy Technology (as defined below) programs, including certain Gene Therapy Technology programs for the treatment of Fabry disease and Pompe disease being conducted pursuant to a collaboration with the University of Pennsylvania;

WHEREAS, the Parties wish to collaborate in the research and development of Gene Therapy Candidates for the treatment of Fabry disease and Pompe disease;

WHEREAS, Caritas wishes to grant to Amber an exclusive license under Caritas’ intellectual property to clinically develop and commercialize Caritas’ Existing Gene Therapy Candidates (as defined herein) and Amber wishes to obtain, as of the Effective Date, such exclusive license and to collaborate with Caritas with respect to the development and commercialization of the Existing Gene Therapy Candidates for the treatment of Fabry disease and Pompe disease, in accordance with the terms and conditions set forth below;

WHEREAS, Caritas also wishes to grant to Amber an exclusive option to obtain a license to clinically develop and commercialize any Future Gene Therapy Candidates (as defined herein)  for which Caritas is conducting research and development activities, and Amber wishes to obtain such option with respect to Future Gene Therapy Candidates, in accordance with the terms and conditions set forth below; and

WHEREAS, Caritas also wishes to grant to Amber, and Amber wishes to receive, a right of first negotiation for Amber to negotiate an exclusive license to develop and commercialize any therapeutic products incorporating Gene Therapy Technologies being developed by Caritas for certain muscular dystrophy indications, in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1       “Accounting Standards” means, the United States Generally Accepted Accounting Principles.

1.2       “Acquisition” means, with respect to a Party, an acquisition by such Party of a Third Party (whether by merger or acquisition of all or substantially all of the stock or of all or substantially all of the assets of a Third Party or of any operating or business division of a Third Party or similar transaction), other than a change in control (as defined in Section 1.3) of such Party.

1.3        “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with,” means: (a) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise; or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a Person (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside of the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that, in such case, such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management or policies of such entity. Notwithstanding the foregoing, for purposes of this Agreement: (i) Caritas and its controlled Affiliates shall not be Affiliates of Amber and (ii) Amber and its controlled Affiliates shall not be Affiliates of Caritas, unless such Persons would be Affiliates of Caritas notwithstanding any such Person also being an Affiliate of Amber.

1.4       “Allowable Expenses” means, with respect to each Collaboration Program, all FTE Costs and Out-of-Pocket Costs incurred by, or on behalf of, Amber or Caritas, as applicable, after (a) [***], and (b) [***] that are [***]:

1.4.1      the Commercialization of Gene Therapy Candidates within such Collaboration Program in the Territory in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget, including: sales, pricing, activities relating to obtaining and managing reimbursement from payers and reimbursement authorities, contracting, launch timing, distribution (including transportation and storage), activities directed to advertising and marketing (including marketing messaging, product positioning, development and distribution of selling, advertising and promotional materials), sales tracking and auditing, market research, marketing studies and product usage surveys, provision of medical affairs support staff and conduct of activities by such medical affairs support staff, and scientific and medical advisory boards (including any global medical conferences and other seminars and conventions), peer-to-peer activities and speakers programs;

1.4.2    the sales force costs for such Gene Therapy Candidates within such Collaboration Program incurred in a manner consistent with such Commercialization Plan and the associated Commercialization Budget;

1.4.3      the training, operation and management of sales representatives and medical affairs support staff with respect to Gene Therapy Candidates within such Collaboration Program in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget;

1.4.4      activities pertaining to the preparation for, and the conduct of, Phase 4 Optional Studies of Gene Therapy Candidates within such Collaboration Program in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget;

1.4.5      the preparation of Regulatory Documentation as reasonably necessary to conduct Commercialization activities for Gene Therapy Candidates within such Collaboration Program, including any Regulatory Documentation pertaining to pricing and reimbursement approvals for such Gene Therapy Candidates and any filing fees incurred in connection therewith, all in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget;

1.4.6      the Manufacturing Costs for any Commercial supply of Gene Therapy Candidates within such Collaboration Program for sale or for use in any Phase 4 Optional Study, all conducted and incurred in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget;

1.4.7    the Manufacturing related activities pertaining to Gene Therapy Candidates within such Collaboration Program not otherwise included in Manufacturing Costs, including CMC support costs for such Gene Therapy Candidates, but only to the extent such costs are not included in Development Costs and all conducted and incurred in a manner consistent with the applicable Commercialization Plan and the associated Commercialization Budget;

1.4.8        any product liability claims for Gene Therapy Candidates within such Collaboration Program;

1.4.9        any recalls and withdrawals of such Gene Therapy Candidates to the extent treated as an Allowable Expense pursuant to Section 6.5;

1.4.10      payment made by (a) Caritas to a Third Party under an In-License Agreement or (b) a Party to a Third Party with respect to New Licensed Program Technology, to the extent such payments will be shared by the Parties as Allowable Expenses in accordance with Sections 7.5.1(b) or 7.5.2(b);

1.4.11      for specific activities that are performed by or on behalf of Caritas at Amber’s request related to any Collaboration Programs and not included within a Development Plan and associated Development Budget or Commercialization Plan and associated Commercialization Budget, nor otherwise covered as Development Costs or Allowable Expenses;

1.4.12      the defense, enforcement and cooperation activities (including any freedom to operate analysis, intellectual property clearance or similar activities) incurred in connection with Gene Therapy Candidates within such Collaboration Program and to be shared by the Parties to the extent provided in Sections 10.3, 10.4, and 10.5;

1.4.13       Indemnified Losses and other Out-of-Pocket Costs incurred in connection with Third Party Claims described in Section 13.3 solely to the extent such Indemnified Losses and other Out-of-Pocket Costs are specified in Section 13.3 as to be included in Allowable Expenses;

1.4.14      Prosecution and Maintenance of Patents pertaining to Gene Therapy Candidates within such Collaboration Program to the extent provided in Section 10.2 and of trademarks to the extent provided in Section 10.6; and

1.4.15      any other FTE Costs and Out-of-Pocket Costs agreed to be shared by the Parties as set forth in this Agreement as an Allowable Expense.

For clarity, Allowable Expenses are exclusive of and do not include Development Costs.

1.5       “Amber Know-How” means Information Controlled by Amber or any of its Affiliates as of the Effective Date or during the Term [***] to Develop, Manufacture and/or Commercialize a Gene Therapy Candidate in the Field in the Territory, including any related Regulatory Documentation and Clinical Data.

1.6       “Amber Patents” means Patents Controlled by Amber or any of its Affiliates as of the Effective Date or during the Term [***], to Develop, Manufacture and/or Commercialize a Gene Therapy Candidate in the Field in the Territory, including the Patents identified on Schedule 1.6 (as such Patents may be added pursuant to Section 3.3.2).

1.7        “Amber Technology” means, collectively, the Amber Patents and the Amber Know-How.

1.8       “Applicable Law” means federal, state, local, national and supra-national laws, statutes, rules, and regulations, including any rules, regulations, regulatory guidelines, or other requirements of the Regulatory Authorities, major national securities exchanges or major securities listing organizations, that may be in effect from time to time during the Term and applicable to a particular activity or country or other jurisdiction hereunder.

1.9       “Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Philadelphia, Pennsylvania are open for business.

1.10      “Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1, except that the first Calendar Quarter shall commence on the Effective Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the Effective Date, and the last Calendar Quarter shall end on the last day of the Term.

1.11       “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year shall commence on the Effective Date and end on December 31 of the year in which the Effective Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.12       “Caritas Core IP” means all Program IP developed by or on behalf of either Party during the Term [***] the Caritas Core Technology, including all Program IP that is [***].

1.13        “Caritas Core Technology” means [***].

1.14      “Caritas Know-How” means Information Controlled by Caritas or any of its Affiliates as of the Effective Date or during the Term [***], to Develop, Manufacture and/or Commercialize a Gene Therapy Candidate in the Field in the Territory, including any related Regulatory Documentation and Clinical Data.

1.15       “Caritas Patents” means any Patents Controlled by Caritas or any of its Affiliates as of the Effective Date or during the Term [***], to Develop, Manufacture and/or Commercialize a Gene Therapy Candidate in the Field in the Territory, including the Patents identified on Schedule 1.15 (as such Patents may be added pursuant to Section 3.3.2).

1.16       “Caritas Technology” means, collectively, the Caritas Patents and the Caritas Know-How.

1.17       “Clinical Data” means the original source patient data and case report forms (CRFs) collected or generated with respect to Clinical Studies of any Gene Therapy Candidate, together with all analysis, reports, and results with respect thereto.

1.18      “Clinical Development Activities” means, with respect to a Gene Therapy Candidate within a Collaboration Program, all Development activities that are not Pre-Clinical Development Activities.

1.19       “Clinical Studies” means any Phase 1 Study, Phase 2 Study, Phase 3 Study, Phase 4 Required Study, Phase 4 Optional Study or any such other test or study in human subjects that is performed pursuant to a Development Plan or Commercialization Plan.

1.20      “Collaboration Program” means, with respect to each Gene Therapy Technology, the Development, Manufacturing and Commercialization activities with respect to therapeutic products utilizing such Gene Therapy Technology intended for treatment of Fabry disease and Pompe disease, as the case may be.  It is understood that: (a) the first [***] Collaboration Programs are directed to Gene Therapy Technology that inserts [***] vector to treat each of Fabry disease and Pompe disease, and are anticipated to include Development, Manufacturing and Commercialization activities for the applicable Existing Gene Therapy Candidates; and (b)  Future Gene Therapy Candidates utilizing other Gene Therapy Technology may be included as a Collaboration Program under this Agreement if the Considering Party exercises the Option with respect to such Future Gene Therapy Candidate.

1.21       “Commercialization” (and, with correlative meanings, the terms “Commercialize” and “Commercializing”) means any and all activities directed to the preparation for sale of, offering for sale of, or sale of a Gene Therapy Candidate, including activities related to preparing for and conducting Phase 4 Optional Studies, marketing, promoting, branding, distributing (including selecting, appointing and managing distributors, third party logistics providers and specialty pharmacies), medical affairs, obtaining pricing and reimbursement approval for a Gene Therapy Candidate, and the preparation and submission of Regulatory Documentation and interacting with Regulatory Authorities regarding any of the foregoing. When used as a verb, has a corresponding meaning. When used as an adjective, “Commercial” modifies the following noun to allow for the foregoing activities.

1.22       “Commercialization Budget” means a rolling [***] Calendar Year budget setting forth the budgeted amounts estimated to be incurred in performance of the related Commercialization Plan in the first Calendar Year (or part thereof) of such budget and the overall estimated budget to be incurred in performance of the related Commercialization Plan next [***] Calendar Years thereafter. Each such Commercialization Budget shall include a reasonably detailed budget for FTE Costs and Out-of-Pocket Costs, broken down by functional area or category as determined by the JSC, for the first Calendar Year and a then-current estimate of overall FTE Costs and Out-of-Pocket Costs for each of the next [***] Calendar Years.

1.23       “Commercialization Plan” means, for each Collaboration Program, a high-level global commercialization plan for the Commercialization of Gene Therapy Candidates included in such Collaboration Program in the Territory, which will include [***].

1.24       “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party in connection with a particular activity or objective to be conducted under this Agreement, that level of efforts and resources that [***].

1.25       “Confidential Information” means any Information or data provided orally, visually, in writing or other form by or on behalf of a Party (or an Affiliate or representative of such Party) to the other Party (or to an Affiliate or representative of such other Party) in connection with this Agreement, whether prior to, on, or after the Effective Date, including Information pertaining to the terms of this Agreement, a Gene Therapy Candidate (including the Regulatory Documentation and Regulatory Data), any Development, Manufacture, and/or Commercialization of an Gene Therapy Candidate, any know-how with respect thereto developed by or on behalf of the disclosing Party or its Affiliates (including Amber Know-How and Caritas Know-How), or the scientific, regulatory or business affairs or other activities of either Party. Notwithstanding the foregoing, as between the Parties, Joint Program Know-How generated after the Effective Date and owned or controlled by a Party pursuant to this Agreement shall be deemed to be the Confidential Information of both Parties, and the restrictions on use and disclosure in Sections 11.1 and 11.2 shall be deemed to apply to each Party as a receiving Party, regardless of which Party initially generated or disclosed the relevant Joint Program Know-How to the other Party in connection with this Agreement.

1.26       “Control” or “Controlled” means, with respect to any item of Information, Regulatory Documentation, material, Patent, or other property right, the possession of the right, whether directly or indirectly, and whether by ownership, license, or otherwise (other than by operation of the license and other grants in Sections 7.1 and 7.2), to grant access to or a license, sublicense or other right to or under such Information, material, Patent, or other property right as provided in this Agreement, without violating the terms of any agreement or other arrangement with any Third Party and subject to Section 7.5.2.

1.27       “Controlling Party” means the Party specified as the “Controlling Party” in Section 10.2.1.

1.28       “Data Package” means, with respect to Future Gene Therapy Candidates, the categories and scope of data set forth in Schedule 1.28 generated in the conduct of Development activities by or on behalf of the Presenting Party as of [***], and shall include, if applicable, any Information with respect to such Future Gene Therapy Candidate [***].

1.29       “Development” (and, with correlative meanings, the terms “Develop” and “Developing”) means any and all activities related to research, pre-clinical, other non-clinical testing and Clinical Studies (other than Phase 4 Optional Studies), including test method development, toxicology, formulation, process development, Manufacturing in support of the foregoing activities and manufacturing scale-up, qualification and validation, quality assurance/quality control, any statistical analysis and report writing, the preparation and submission of Regulatory Documentation pertaining to seeking and obtaining Regulatory Approval for a therapeutic product (excluding any activities required solely for obtaining pricing and reimbursement approval but not for other elements of the Regulatory Approval) and interacting with Regulatory Authorities regarding any of the foregoing.

1.30       “Development Costs” means, with respect to each Collaboration Program, all FTE Costs and Out-of-Pocket Costs incurred by or on behalf of a Party after (a) [***], and (b) [***], in each case, that are [***] Development of Gene Therapy Candidates included in the applicable Collaboration Program and that are incurred in a manner consistent with the applicable Development Plan and the associated Development Budget. Subject to the foregoing, Development Costs shall include such FTE Costs and Out-of-Pocket Costs incurred in connection with the following activities for the relevant Collaboration Program, as applicable, to the extent performed in a manner consistent with the applicable Development Plan and the associated Development Budget:

1.30.1   pre-clinical and non-clinical activities such as toxicology and formulation development, test method development, quality assurance, quality control development, and statistical analysis;

1.30.2    Clinical Studies for a Gene Therapy Candidate within such Collaboration Program, including (a) the preparation for and conduct of such Clinical Studies; (b) data collection and analysis and report writing; (c) clinical laboratory work; (d) regulatory activities in connection with such studies, including adverse event recordation and reporting; and (e) advisory meetings in connection with such Gene Therapy Candidate;

1.30.3    the preparation of Regulatory Documentation as reasonably necessary to conduct Development activities in a manner consistent with then-current Development Plan and the associated Development Budget, including any Regulatory Documentation reasonably necessary to obtain or maintain any Regulatory Approval for a Gene Therapy Candidate within such Collaboration Program and, in all cases, any filing fees incurred in connection therewith, but excluding any Regulatory Documentation pertaining to pricing and reimbursement approvals and any filing fees associated therewith;

1.30.4   the Manufacturing Costs for any Gene Therapy Candidate within such Collaboration Program reasonably necessary to conduct Development activities in a manner consistent with the then-current Development Plan and the associated Development Budget;

1.30.5    the disposal of Gene Therapy Candidates and other supplies used in the conduct of Development activities in a manner consistent with the then-current Development Plan and the associated Development Budget;

1.30.6     paid to [***];

1.30.7    the development of the manufacturing process for a Gene Therapy Candidate included in such Collaboration Program, manufacturing process validation and validation of manufacturing Third Party Providers; and

1.30.8    Indemnified Losses and other Out-of-Pocket Costs incurred in connection with Third Party Claims described in Section 13.3 solely to the extent such Indemnified Losses and other Out-of-Pocket Costs are specified in Section 13.3 as to be included in Development Costs; and

1.30.9    any other FTE Costs and Out-of-Pocket Costs agreed to be shared by the Parties as a Development Cost as expressly set forth in this Agreement.

For clarity, Development Costs are exclusive of and do not include Allowable Expenses.

1.31       “Development Lead” means the Party specified as the “Development Lead” pursuant to the terms of Section 3.2.3.

1.32       “Development Plan” means, on a Collaboration Program-by-Collaboration Program basis, the plan for the Development of the Gene Therapy Candidates within such Collaboration Program, which plan shall include [***] (c) budgeted FTE Costs and Out-of-Pocket Costs estimated to be incurred for conducting activities to be undertaken in a manner consistent with the Development Plan (the “Development Budget”). Each Development Plan and Development Budget shall be reasonably detailed with respect to the Development and Manufacturing activities (and associated FTE Costs and Out-of-Pockets Costs) for the [***] Calendar Year and contain a then-current plan for the applicable Development and Manufacturing activities (and an estimate of associated overall FTE Costs and Out-of-Pocket Costs) for each of the next [***] Calendar Years.

1.33       “Development Transition Point” or “DTP” means, on a Gene Therapy Candidate-by-Gene Therapy Candidate basis, [***], unless otherwise agreed by the Parties.

1.34       “Drug Approval Application” means a Biologics License Application as defined in the FFDCA, or any corresponding application for regulatory approval in the Territory, including, with respect to the European Union, a Marketing Authorization Application (a “MAA”) filed with the EMA pursuant to the centralized approval procedure, including, in each case, all supplements, amendments, variations, extensions and renewals thereof.

1.35       “EMA” means the European Medicines Agency and any successor agency(ies) or authority having substantially the same function.

1.36       “Enforcing Party” means the Party specified as the “Enforcing Party” in Section 10.3.2.

1.37       “European Union” means the economic, scientific, and political organization of member states known as the European Union, as its membership may be altered from time to time, and any successor thereto.

1.38       “Excluded Product” means [***].

1.39       “Existing Gene Therapy Candidate(s)” means any and all Gene Therapy Technologies with an intended therapeutic effect in Fabry disease or Pompe disease, as applicable, that are (a) Controlled by Caritas as of the Effective Date and (b) that are the subject of [***], in each case, in any form or method of delivery.

1.40       “FDA” means the United States Food and Drug Administration and any successor agency(ies) or authority having substantially the same function.

1.41       “FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

1.42       “Field” means the diagnosis, treatment or prevention of any condition, disorder and/or disease in humans.

1.43       “First Opt-In Trigger” means, with respect to any Gene Therapy Technology, [***].

1.44       “FTE” means the equivalent of the work of one (1) employee full time for one (1) Calendar Year (consisting of at least a total of [***] hours per Calendar Year). Each employee utilized by a Party in connection with its performance under this Agreement may be less than or greater than one FTE based on the hours actually worked by such employee performing Development, Commercialization or Manufacturing activities with respect to a Collaboration Program and shall be treated as an FTE on a pro rata basis based upon the actual number of such hours worked divided by [***]. For the avoidance of doubt, FTE only applies to employees of a Party, and does not apply to contractors of a Party, unless otherwise unanimously agreed by the JSC.

1.45       “FTE Costs” means, with respect to a Party for any period, the applicable FTE Rate multiplied by the applicable number of FTEs of such Party performing Development, Commercialization or Manufacturing activities during such period in accordance with the applicable Development Plan, Commercialization Plan or Future Candidate Research Plan, as the case may be.

1.46       “FTE Rate” means the rate [***].  Notwithstanding the foregoing, [***] and, in any event, commencing on January 1 of the first Calendar Year after the Calendar Year [***] each applicable FTE Rate shall be [***] (unless otherwise unanimously agreed by the JSC), effective January 1 of the applicable Calendar Year, unless the Parties otherwise agree.

1.47       “Future Candidate Research Plan” means the research plan outlining the material activities to be conducted by or on behalf of Caritas for a Future Candidate Research Program, as may be amended from time to time by the JSC.

1.48       “Future Candidate Research Program” means the research and pre-clinical activities to be conducted with respect to Developing a Future Gene Therapy Candidate prior to Option exercise pursuant to Section 4.4.

1.49       “Future Gene Therapy Candidate(s)” means, as applicable, (a) any and all products utilizing a particular Gene Therapy Technology with an intended therapeutic effect in Fabry disease or Pompe disease, as applicable, and Controlled by Caritas or its Affiliate during the Term, other than all Existing Gene Therapy Candidates or (b) a product utilizing a Gene Therapy Technology with an intended therapeutic effect in Fabry disease or Pompe disease, as applicable, and Controlled by Amber during the Term, other than all Existing Gene Therapy Candidates and any and all Excluded Products, in each case (a) and (b), in any form or method of delivery.

1.50       “Gene Therapy Candidates” means, collectively or individually, each Existing Gene Therapy Candidate and Future Gene Therapy Candidate.

1.51       “Gene Therapy Technology” means an [***].

1.52       “Good Clinical Practices”, “GCP” or “cGCP” means the then-current standards, practices and procedures promulgated or endorsed by the FDA as set forth in the guidelines adopted by the International Conference on Harmonization (“ICH”), titled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” (or any successor document) including related regulatory requirements imposed by the FDA and comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time.

1.53       “Good Laboratory Practices”, “GLP”, or “cGLP” means the then-current standards, practices and procedures promulgated or endorsed by the FDA as set forth in 21 C.F.R. Part 58 (or any successor statute or regulation), including related regulatory requirements imposed by the FDA and comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable guidelines promulgated under the ICH.

1.54      “Good Manufacturing Practice” or “GMP” means the then-current good manufacturing practices required by the FDA, as set forth in the FFDCA, as amended, and the regulations promulgated thereunder, for the manufacture and testing of pharmaceutical materials, and comparable Applicable Law related to the manufacture and testing of pharmaceutical materials in jurisdictions outside the U.S., including any applicable guidelines promulgated by the ICH and the regulations promulgated thereunder, in each case as they may be updated from time to time.

1.55       “In-License Agreement” means any agreement between a Party and a Third Party pursuant to which such Party has obtained rights to any Third Party intellectual property which is [***] to Develop, Manufacture and/or Commercialize, as applicable, a Gene Therapy Candidate pursuant to this Agreement and is included within the Amber Technology or Caritas Technology licensed under this Agreement. Those In-License Agreements existing as of the Effective Date are listed in Schedule 1.55.

1.56       “IND” means an application filed with a Regulatory Authority for authorization to commence Clinical Studies, including (a) an Investigational New Drug Application as defined in the FFDCA or any successor application or procedure filed with the FDA, (b) any equivalent of a United States IND in other countries or regulatory jurisdictions, (e.g., Clinical Trial Application (CTA)) and (c) all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

1.57       “Indication” means a disease or condition and all of its associated signs, symptoms, stages or progression (including precursor conditions).

1.58       “Information” means all knowledge of a technical, scientific, business and other nature, including know-how, technology, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, Regulatory Data, and other biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols, reagents (e.g., plasmids, proteins, cell lines, assays and compounds) and biological methodology; in each case (whether or not confidential, proprietary, patented or patentable, of commercial advantage or not) in written, electronic or any other form now known or hereafter developed.

1.59       “Joint Committee” means the JSC, JDC or JMC, as applicable.

1.60       “Joint Program Know-How” means all Information constituting Joint Program Intellectual Property.

1.61       “Joint Program Patents” means all Patents constituting Joint Program Intellectual Property.

1.62       “Major Markets” means the United States, France, Germany, Italy, Spain, the United Kingdom and Japan.

1.63    “Manufacture”, “Manufacturing”, and “Manufactured” means all activities related to the making, production, processing, purifying, formulating packaging, labeling, shipping, and storage of a Gene Therapy Candidate, including process development, process qualification and validation, scale-up, pre-clinical, clinical and Commercial production and analytic development, product characterization, stability testing, quality assurance, and quality control.

1.64       “Manufacturing Cost” means the costs that pertain to Gene Therapy Candidates within a Collaboration Program in the Territory that is either (i) [***], or (ii) [***]:

1.64.1    In the case of clause (i) above, Manufacturing Costs means [***].

1.64.2     In the case of clause (ii) above, Manufacturing Costs [***].

1.65       “Muscular Dystrophy Indications” means those Indications listed on Schedule 1.65.

1.66       [***].

1.67       “Net Revenues” means: (a) the total Net Sales of all Gene Therapy Candidates included in the applicable Collaboration Program plus (b) Other Income received in connection with the Gene Therapy Candidates included in such Collaboration Program.

1.68       “Net Sales” means, with respect to a Gene Therapy Candidate for any period, the total amount billed, invoiced or received on sales of such Gene Therapy Candidate during such period by a Party, its Affiliates, or Sublicensees in the Territory to Third Parties (including Third Party wholesalers or distributors), less the following deductions to the extent reasonably customary and actually allowed and taken:

1.68.1     Trade discounts, including trade, cash and quantity discounts or rebates, credits or refunds;

1.68.2    Allowances or credits actually granted upon claims, rebates, charge backs, returns or rejections of products;

1.68.3    Charges included in the gross sales price for freight, insurances, transportation, postage, handling and any other charges relating to the sale, transportation, delivery or return of such Gene Therapy Candidate;

1.68.4    Customs duties, sales, excise and use taxes actually paid in connection with the transportation, distribution, use or sale of such Gene Therapy Candidate (but excluding what is commonly known as income taxes); and

1.68.5    Amounts reserved and credited for uncollectible amounts determined in a manner consistent with Amber’s internal accounting practices, consistently applied and commissions allowed or paid to Third Party wholesalers or similar Third Party distributors, in each case, who do not engage in marketing or promotion of such Gene Therapy Candidate, provided that the foregoing in the aggregate shall constitute no more than [***] of the gross amounts billed, invoiced or received during the relevant period.

Even if there is overlap between any of the deductions described above, each individual items shall only be deducted once in the overall Net Sales calculation.  Net Sales shall not include sales or other transfers or dispositions of Gene Therapy Candidates between or among Amber, its Affiliates and Sublicensees.  The provision of Gene Therapy Candidates for the purposes of conducting research and development activities, for charitable purposes or for governmental purposes shall be deemed to give rise to a Net Sale solely to the extent Amber or any of its Affiliates or Sublicensees receives a cash payment for such Gene Therapy Candidate that exceeds the Manufacturing Cost thereof.

1.69       “Non-Controlling Party” means the Party that is not the Controlling Party.

1.70       “Non-Enforcing Party” means the Party that is not the Enforcing Party.

1.71       “Option Deadline” means, with respect to a particular Future Gene Therapy Candidate, expiration of the Option Exercise Period [***] without exercise of an Option for such Future Gene Therapy Candidate.

1.72       “Option Exercise Period” means with respect to the [***], the period of time commencing on [***], and expiring [***].

1.73       “Other Income” means any [***] payment (other than [***]) received by a Party or its Affiliate from a Third Party in consideration for [***].  In the event that a Party or its Affiliate [***], with such a Third Party after the effective date of the agreement with such entity under which such payments were made, [***].

1.74      “Out-of-Pocket Costs” means amounts actually paid to Third Party vendors, service providers or contractors for services, materials or other subject matter: (a) provided by such Person directly in the performance of activities under and in a manner consistent with a Development Plan or Commercialization Plan and the associated Development Budget or Commercialization Budget, as applicable, or (b) to the extent such services, materials or other subject matter apply directly to (i) a Future Gene Therapy Candidate and which this Agreement provides would be included in the Option Exercise Fee or (ii) a Gene Therapy Candidate or a Collaboration Program and for which this Agreement provides that such costs are sharable between the Parties as a Development Cost or Allowable Expense. For clarity, out-of-pocket costs do not include payments for internal: salaries or benefits; facilities; utilities; general office or facility supplies; insurance; information technology, capital expenditures or the like.

1.75      “Patents” means: (a) all national, regional and international patents and patent applications, including provisional patent applications; (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications; (c) any and all patents that have issued or in the future issue from the foregoing patent applications (i.e., described in clauses (a) and (b) above), including utility models, petty patents and design patents and certificates of invention; (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications (i.e., described clauses (a), (b), and (c) above); and (e) any similar rights, including so-called pipeline protection.

1.76       “Penn Agreements” means, collectively: (a) that certain Amended and Restated Research, Collaboration and License Agreement between The Trustees of the University of Pennsylvania (“Penn”) and Caritas, dated May 28, 2019, as amended (“Penn Collaboration Agreement”); and (b) [***].

1.77      “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.78     “Phase 1 Study” means a clinical study of a Gene Therapy Candidate in patients with the primary objective of characterizing its safety, tolerability, and pharmacokinetics and identifying a recommended dose and regimen for future studies as described in 21 C.F.R. 312.21(a), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States.  The Gene Therapy Candidate can be administered to patients as a single agent or in combination with other investigational or marketed agents.

1.79      “Phase 2 Study” means a clinical study of a Gene Therapy Candidate in patients with the primary objective of characterizing its activity in a specific disease state as well as generating more detailed safety, tolerability, and pharmacokinetics information as described in 21 C.F.R. 312.21(b), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States including a human clinical trial that is also designed to satisfy the requirements of 21 C.F.R. 312.21(a) or corresponding foreign regulations and is subsequently optimized or expanded to satisfy the requirements of 21 C.F.R. 312.21(b) (or corresponding foreign regulations) or otherwise to enable a Phase 3 Study. The relevant drug candidate may be administered to patients as a single agent or in combination with other investigational or marketed agents.

1.80     “Phase 3 Study” means a clinical study of a Gene Therapy Candidate in patients that incorporates accepted endpoints for confirmation of statistical significance of efficacy and safety in order to obtain Regulatory Approval in any country, as further described in 21 C.F.R. 312.21(c) with respect to the United States, or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States. The relevant drug candidate may be administered to patients as a single agent or in combination with other investigational or marketed agents.

1.81     “Phase 4 Optional Study” means a post-approval clinical study for a Gene Therapy Candidate with respect to any Indication for which Regulatory Approval has been received in a particular country, including any investigator-initiated clinical trial or post-marketing surveillance study of a Gene Therapy Candidate, in each case that is not a Phase 4 Required Study.

1.82      “Phase 4 Required Study” means a post-approval clinical study initiated following receipt of Regulatory Approval of a Gene Therapy Candidate with respect to any Indication has been received or to be conducted after receipt of Regulatory Approval of a Gene Therapy Candidate with respect to any Indication (such as post-marketing approval studies or observational studies), in each case, that was required by the applicable Regulatory Authority in a country as a condition of receiving or maintaining a Regulatory Approval for such Gene Therapy Candidate with respect to such Indication in such country, or that is required for a label extension for a Gene Therapy Candidate in such country.

1.83       “Post-Grant Proceedings” means proceedings conducted with respect to a Patent before a patent office or other administrative agency that is not a court of law following the grant or issuance of such Patent and pursuant to which the validity, enforceability or scope of such Patent is challenged by a Third Party, including a post-grant opposition proceeding, ex parte re-examination (but only if such re-examination is requested by a Third Party), inter partes review and other post-grant review proceedings. An appeal, including to a court of law, from such Post-Grant Proceeding, shall be understood to be encompassed by the term Post-Grant Proceedings.

1.84      “Pre-Clinical Development Activities” means, with respect to a Gene Therapy Candidate, all Development activities conducted prior to DTP for such Gene Therapy Candidate.

1.85       “Product Trademarks” means the product specific Trademark(s) to be used by a Party or its Affiliates or its or their respective Sublicensees for the Development or Commercialization of Gene Therapy Candidates in the Territory and any registrations thereof or any pending applications relating thereto in the Territory (excluding, in any event, any trademarks, service marks, names or logos that include any corporate name or logo of the Parties or their Affiliates).

1.86       “Program IP” means [***].

1.87      “Prosecution and Maintenance” (including variations such as “Prosecute and Maintain”) means, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, including paying all maintenance and/or governmental fees to maintain such Patent in force, and requests for patent term extensions and the like with respect to such Patent, together with the conduct of interferences, Post-Grant Proceedings and other similar proceedings with respect to a Patent.

1.88     “Regulatory Approval” means, with respect to a country or other jurisdiction in the Territory, all approvals (including Drug Approval Applications), licenses, registrations, or authorizations of any Regulatory Authority necessary to Commercialize a Gene Therapy Candidate in such country or other jurisdiction, including, where applicable, pricing or reimbursement approval in such country or other jurisdiction, and approval of product labeling.

1.89      “Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial, or local governmental or regulatory authority, agency, department, bureau, commission, council, or other entities (e.g., the FDA and EMA) regulating or otherwise exercising authority with respect to activities contemplated in this Agreement, including the Development, Manufacture and Commercialization of Gene Therapy Candidates in the Territory.

1.90      “Regulatory Documentation” means all (a) applications (including all INDs and Drug Approval Applications and other major regulatory filings), registrations, licenses, authorizations, and approvals (including Regulatory Approvals) and designations (including designations of a product as an “orphan” drug or its equivalent outside of the United States), (b) correspondence, materials and reports submitted to or received from Regulatory Authorities (including pre-meeting submissions and minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files, and complaint files, and (c) Clinical Data and data contained or relied upon in any of the foregoing, in each case (i.e., clauses (a), (b), and (c) above), to the extent pertaining to a Gene Therapy Candidate.

1.91      “ROFN Data Package” means, on a ROFN Program-by-ROFN Program basis, a data package that includes information corresponding to the categories set forth on Schedule 1.91 for such ROFN Program, subject to any amendments to the categories of information to be included in such package that the Parties may agree to from time to time.

1.92      “ROFN Product Candidate” means any therapeutic product utilizing a Gene Therapy Technology that is not subject to the Option and with an intended therapeutic effect in a Muscular Dystrophy Indication and that is Controlled by Caritas or its Affiliate during the Term, in each case, in any form or method of delivery.

1.93     “ROFN Program” means, with respect to a Muscular Dystrophy Indication, all products constituting Gene Therapy Technologies for such Indication, in each case, that are Controlled by Caritas or its Affiliates during the Term.

1.94      “ROFN Update Report” means a written update prepared by or on behalf of Caritas that includes the Information set forth in Schedule 1.94, subject to any amendments to the categories of Information to be included in such report that the Parties may agree to from time to time.

1.95       [***].

1.96       “Second Opt-In Trigger” means, on a Future Gene Therapy Candidate-by-Future Gene Therapy Candidate basis, [***].

1.97        “Subcontract Agreement” means, with respect to a Third Party Provider, a written agreement between a Party and such Third Party Provider.

1.98       “Sublicensee” means a Person that is granted (directly or indirectly) a (sub)license by a Party or its Affiliate under the grants in Section 7.1 or Section 7.2, as applicable and as provided in Section 7.3 or other rights to Develop and/or Commercialize a Gene Therapy Candidate.

1.99      “Tax” or “Taxes” means any form of tax or taxation, levy, duty, charge, social security charge, contribution or withholding of whatever nature (including any related fine, penalty, surcharge or interest) imposed by, or payable to, any government, state or municipality, or any local, state, federal or other fiscal, revenue, customs, or excise authority, body or official in the Territory.

1.100     “Territory” means the entire world.

1.101     “Third Party” means any Person other than Caritas, Amber and their respective Affiliates.

1.102     “Third Party Provider” means a Third Party service provider to which a Party has subcontracted its activities under and in accordance with this Agreement, including a contract manufacturing organization, distributor, contract research organization or clinical trial site.

1.103    “Trademark” means any word, name, symbol, color, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo, business symbol or domain names, whether or not registered.

1.104     [***].

1.105     “United States” or “U.S.” means the United States of America and its territories and possessions (including the District of Columbia and Puerto Rico).

Additional Definitions. In addition, each of the following terms shall have the meaning described in the corresponding Section of this Agreement identified below.

Term	Section
Adverse Ruling	14.2
Agreement	Preamble
Alliance Manager	2.5
Amber	Preamble
Amber Development Wind-Down Period	14.7.2(d)
Amber Indemnitees	13.2
Amber Intellectual Property	10.1.2
Amber Prosecuted Patents	10.2.1(b)
Amber Unblocking Know-How	14.7.1(b)
Amber Unblocking Patent	14.7.1(b)
Bankruptcy Code	15.16
Breaching Party	14.2
Caritas	Preamble
Caritas Development Wind-down Period	14.7.1(e)(i)
Caritas Indemnitees	13.1
Caritas Intellectual Property	10.1.1
Caritas Unblocking Know-How	14.7.2(b)
Caritas Unblocking Patents	14.7.2(b)
CEOs	2.4.6(c)
Challenging Party	14.5
Commercialization Wind-Down Period	14.7.1(e)(ii)
Term	Section
Competing Product	7.7.1
[***]	[***]
Considering Party	4.2
Convicted Entity	12.2.5(d)
Convicted Individual	12.2.5(d)
COVID Event	15.1
Debarred Entity	12.2.5(b)
Debarred Individual	12.2.5(a)
Default Notice	14.2
Development Budget	1.32
Dispute	15.6
Effective Date	Preamble
Excluded Entity	12.2.5(c)
Excluded Individual	12.2.5(c)
Existing In-License Agreements	7.5.1(a)
Finance Working Group	9.1.5
Force Majeure Event	15.1
ICH	1.52
Indemnification Claim Notice	13.4
Indemnified Losses	13.1
Indemnified Party	13.4
Indirect Taxes	9.3
JAMS	15.6.3(a)
JDC	2.2.1

Term	Section
JMC	2.3.1
JSC	2.1.1
MAA	1.34
Manufacturing Remediation Plan	5.1.4
Material Safety Event	14.6
New Licensed Program Technology Terms	7.5.2(a)
New Licensed Program Technology	7.5.2(a)
Non-Breaching Party	14.2
Option	4.2
Option Exercise Date	4.4.2
Option Exercise Fee	4.5
Option Exercise Notice	4.4
Option Period	4.4
Party / Parties	Preamble
Patent Working Group	10.2.4
Payments	9.2.1
Penn	1.76
Term	Section
Penn Collaboration Agreement	1.76
[***]	[***]
Presenting Party	4.2
Product Infringement	10.3.1
Promotional Materials	6.3
Prosecuted Infringement	10.3.2(a)
Region	7.3.1
Regulatory Data	3.4.2
ROFN	8.1.1(a)
ROFN Definitive Agreement	8.1.1(a)
ROFN Initial Notice	8.1.1(a)
ROFN Interest Notice	8.1.1(a)
ROFN Interest Notice Period	8.1.1(a)
ROFN Negotiation Period	8.1.1(b)
Supply and Quality Agreement	5.3
Term	14.1
Terminated Program(s)	14.7
Third Party Claims	13.1
Working Group	2.6

ARTICLE 2
COLLABORATION MANAGEMENT

2.1         Joint Steering Committee.

2.1.1      Formation. As soon as practical, but no later than [***] after the Effective Date, the Parties shall establish a joint steering committee (the “JSC”), which shall perform the functions set forth in Section 2.1.2.

2.1.2      Specific Responsibilities. The JSC shall serve as a forum for the coordination of Development, Manufacture and Commercialization activities for Gene Therapy Candidates in the Territory and as a forum for Caritas to share plans and information pertaining to the Development of ROFN Product Candidates.  In particular, the JSC shall:

(a)    provide a forum for Caritas to share Information regarding the activities being conducted pursuant to [***];

(b)   review and discuss the progress of material activities in connection with the Development and Manufacture of Gene Therapy Candidates, including data and results generated in the performance of such activities;

(c)   review and approve any initial Development Plan and Development Budget for each Collaboration Program, and any material amendments thereto;

(d)   provide a forum for Amber to share Information with Caritas regarding material matters related to the Commercialization of Gene Therapy Candidates included in each Collaboration Program;

(e)    [***];

(f)   review and approve the FTE Rate for each category of FTE and, any changes to each such FTE Rate or the categories of FTEs, pursuant to Section 1.46;

(g)  facilitate communication between the Parties regarding Future Gene Therapy Candidates, and the progress of Development activities with respect to Future Gene Therapy Candidates prior to the expiration of the applicable Option Deadline;

(h)   review and discuss updates from the JDC regarding Development activities with respect to ROFN Product Candidates;

(i)    form Working Groups as needed to fulfill the obligations of the JSC under this Agreement, including a Finance Working Group with responsibilities as provided in Section 9.1.5 and a Patent Working Group with responsibility as provided in Section 10.2.4;

(j)   coordinate and oversee the operation of the JDC, JMC and any Working Groups created by the JSC on all significant strategic issues that fall within the purview of each such Working Group, including resolving any disputed matter of the JDC, JMC or another Working Group;

(k)   resolve issues presented to the JSC in accordance with this Agreement; and

(l)    perform such other functions as are set forth in this Agreement as the function of the JSC or as the Parties may mutually agree in writing.

2.2         Joint Development Committee.

2.2.1    Formation. As soon as practical, but no later than [***] after the Effective Date, the Parties shall establish a joint development committee (the “JDC”).

2.2.2    Specific Responsibilities. The JDC shall oversee Development of Gene Therapy Candidates for each Collaboration Program, and provide a forum for sharing plans and information pertaining to the Development of Future Gene Therapy Candidates.  In particular, the JDC shall have the responsibilities set forth in this Section 2.2.2:

(a)    review and finalize, for the JSC’s approval, the initial Development Plan and Development Budget for the Existing Gene Therapy Candidates included in each Collaboration Program;

(b)    review and approve any material amendments to the Development Plan and associated Development Budget for a Collaboration Program;

(c)    [***];

(d)   discuss and monitor the overall progress of activities being conducted under the Development Plan for a Collaboration Program, including the data and results generated in the performance of such activities;

(e)   provide a forum for the Parties to discuss Development activities conducted with respect to Future Gene Therapy Candidates (including the associated budget for such activities), including for review and discussion of any Data Package provided by one Party to the other Party for such Party’s Future Gene Therapy Candidates;

(f)    [***];

(g)   following a Party’s exercise of its Option for a particular Future Gene Therapy Candidate, review and finalize, for the JSC’s approval, an initial Development Plan and the associated Development Budget for such Future Gene Therapy Candidate;

(h)   once every [***], provide a forum for Caritas to present a report outlining any Development activities undertaken by or on behalf of Caritas or its Affiliates with respect to ROFN Product Candidates and ROFN Programs; and

(i)    perform such other functions as are set forth in this Agreement as a function of the JDC, or as the Parties may mutually agree in writing.

2.3         Joint Manufacturing Committee.

2.3.1     Formation.  As soon as practical, but no later than [***] after the Effective Date, the Parties shall establish a joint manufacturing committee (the “JMC”).

2.3.2      Specific Responsibilities. The JMC shall oversee the Parties Manufacture of Gene Therapy Candidates for each Collaboration Program in the Territory.  In particular, the JMC shall have the responsibilities set forth in this Section 2.3.2:

(a)          oversee supply of Gene Therapy Candidates for each Collaboration Program [***] to conduct Development activities in a manner consistent with the applicable Development Plan and the conduct of Commercialization activities in a manner consistent with the applicable Commercialization Plan in order to be able meet expected demand (as reflected in such Commercialization Plan);

(b)          discuss the worldwide manufacturing, licensure, and sourcing strategies in support of the Manufacturing of Gene Therapy Candidates;

(c)          review Manufacturing Costs of Gene Therapy Candidates, [***];

(d)          review a supply forecast for the Gene Therapy Candidates for each Collaboration Program;

(e)          discuss and make recommendations regarding results of regulatory inspections related to Gene Therapy Candidates and review steps to be taken to address any deficiencies noted;

(f)           [***];

(g)           [***];

(h)           [***]; and

(i)            perform such other functions as are set forth in this Agreement, or as the Parties may mutually agree in writing.

2.4         General Provisions Applicable to Joint Committees.

2.4.1      Membership of Joint Committees.  Unless otherwise agreed by the Parties in writing, each Joint Committee shall consist of an equal number of representatives from each of the Parties, who are appropriately qualified and empowered to make decisions with respect to the subject matter to be covered by the applicable Joint Committee and are at a Senior Director level (or more senior within each Party’s organizational structure).  Without limiting the foregoing, unless otherwise agreed by the Parties in writing, the JSC shall consist of [***] representatives: [***] representatives nominated by Amber and [***] representatives nominated by Caritas and at least [***] representative from each Party on the JSC shall be a senior executive. In addition, the JSC may agree to appoint an equal number of additional individuals from each Party to the JSC or any other Joint Committee.

2.4.2      Meetings and Minutes. The JSC shall meet at least semi-annually, or as otherwise agreed to by the JSC.  The JDC, JMC and each other Joint Committee shall meet at least quarterly, or as otherwise agreed to by the applicable Joint Committee. Meetings of the Joint Committees may be conducted by telephone, video-conference, or in-person as determined by the applicable Joint Committee and in consideration of COVID-19 protocols in effect at the time of such meeting. In-person meetings of each Joint Committee, unless otherwise agreed, shall alternate between Caritas’ offices and Amber’s offices. Regularly scheduled meetings of each Joint Committee may be called by either Party on no less than [***] notice, or such shorter time period as agreed by the members of the applicable Joint Committee. Each Party shall make all proposals for agenda items for regularly scheduled meetings of a Joint Committee, and shall provide all appropriate information with respect to such proposed items, to the applicable meeting managers at least [***] in advance of the applicable meeting, or such shorter time period as agreed by the Parties. Each Party may also call a special meeting of a Joint Committee to resolve particular matters requested by such Party, on no less than [***] notice (or such shorter time period as may be appropriate under the circumstances, but in no event less than [***] notice). In the case of a special meeting of a Joint Committee called by a Party, the proposed agenda items and appropriate information with respect to such proposed items shall be provided to the applicable meeting managers together with the notice calling for such special meeting to the other Party.

2.4.3      Chairpersons. The Joint Committees shall each have co-chairpersons who each of Caritas and Amber shall select from their respective representatives. Each Party may change any of its designated chairpersons from time to time upon written notice to the other Party.  The chairpersons for the Joint Committees, with assistance and guidance from the Alliance Managers (as appropriate), shall be responsible for calling meetings and for preparing and circulating an agenda in advance of each meeting of such Joint Committee, as well as preparing and circulating, for review and approval of the Parties, minutes of each Joint Committee meeting after such meeting.

2.4.4     Procedural Rules. Each Joint Committee shall have the right to adopt such standing rules as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement; provided that such rules shall not be subject to a deciding vote of either Party having final decision-making authority for such committee. At least [***] representative from each Party on each Joint Committee shall have the requisite seniority to make decisions on behalf of the relevant Party with respect to the issues falling within the decision-making authority of the relevant Joint Committee. A quorum of the Joint Committee shall exist whenever there is present at a meeting at least [***] representative appointed by each Party with the requisite seniority to make decisions described in the second sentence of this Section 2.4.4. From time to time, each Party may substitute [***] (or more, if applicable) of its representatives to a particular Joint Committee on written notice to the other Party, provided that the criteria in the second sentence of this Section 2.4.4 shall continue to be satisfied.

2.4.5      Meeting Attendance. Employees of either Party (or a Party’s Affiliate) that are not representatives of such Party on a Joint Committee may attend meetings of such Joint Committee; provided, that the Party wishing such persons to participate in a meeting has provided reasonable advance notice to the other Party. Non-employees may only attend meetings of a Joint Committee if such non-employee is bound by written obligations of confidentiality and non-disclosure substantially equivalent to those set forth in Article 11 and with the prior written approval of the other Party (such approval not to be unreasonably withheld, delayed or conditioned).

2.4.6      Joint Committee Decision Making.

(a)    Voting. Except as set forth in this Section 2.4.6 below, the decisions of each Joint Committee shall be by unanimous agreement. Each Party shall have a single vote on a matter to be decided by the applicable Joint Committee irrespective of the number of representatives of such Party in attendance at the applicable Joint Committee meeting. Decisions of a Joint Committee will be documented in the relevant final approved meeting minutes, or should a decision be made outside of a meeting forum, such decision may also be made by a written resolution unanimously agreed by the Parties and signed by at least one representative of each Party appointed to the applicable Joint Committee; it being understood that such unanimous written agreement may be provided by email if the Parties so agree.

(b)   Joint Committee Escalation.  If the JDC, JMC or another Joint Committee (other than the JSC) does not reach unanimous agreement on an issue within the decision making authority of such Joint Committee within [***] after the meeting at which such issue was first presented for decision by such Joint Committee, despite good faith efforts to do so, then, such matter shall be referred to the JSC for resolution. If the JSC reaches unanimous agreement on an issue within the decision making authority of the JSC, then such decision shall become the decision of the applicable Joint Committee.  If the JSC does not reach unanimous agreement on an issue within the decision-making authority of the JSC within [***] after the JSC meeting at which the applicable issue was first presented for decision, despite good faith efforts to do so, then, it shall be resolved in accordance with Section 2.4.6(c) below.

(c)    Dispute Escalation.  If the JSC does not reach unanimous agreement on an issue within the decision-making authority of the JSC following the [***] period described in the last sentence of Section 2.4.6(b), then either Party may refer the dispute in writing to the Chief Executive Officers (“CEOs”) of the respective Parties, who shall confer in good faith on the resolution of the dispute. Any final decision mutually agreed to by the CEOs shall be conclusive and binding on the Parties. If the CEOs are not able to agree on the resolution of any such dispute within [***] after such issue was first referred to them, then, to the extent the matter (i) a matter within the decision-making authority of the [***] that is not a [***] shall be entitled to make the final determination with respect to such matter by notifying the JSC (and [***]) in writing and such final decision shall become the decision of the JSC on such matter, (ii) is not a [***] or a matter described in the preceding clause (i), [***] shall be entitled to make the final determination with respect to such matter by notifying the JSC (and [***]) in writing and such final decision shall become the decision of the JSC on such matter; (iii) [***].

(d)	[***]:

(i)	[***];

(ii)	[***];

(iii)	[***];

(iv)	[***];

(v)	[***];

(vi)	[***];

(vii)	[***]

(viii)	[***].

For purposes of this Section 2.4.6(d), [***].

(e)    Limitations on Authority. Each Party shall retain the rights, powers, and discretion granted to it under this Agreement and no such rights, powers, or discretion shall be delegated to or vested in a Joint Committee unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing. No Joint Committee shall have the power to, and no deciding vote of a Party or decision of the Neutral Expert on a matter referred to such Person, shall, amend, modify, or waive compliance with this Agreement, which may only be amended or modified as provided in Section 15.8 or compliance with which may only be waived as provided in Section 15.11. No decision of any Joint Committee (including by a Party in the exercise of its deciding vote in accordance with Section 2.4.6) shall (i) finally determine any interpretation of this Agreement or the Parties’ rights or obligations hereunder, or (ii) conflict with any terms and conditions of this Agreement, nor be in contravention of Applicable Law in any material respect.  For clarity, disputes arising between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection with this Agreement, and that are outside of the decision-making authority of the Joint Committees and not within a Party’s sole decision-making authority shall be resolved pursuant to Section 15.6.

2.4.7      Discontinuation of Joint Committees. Each Joint Committee shall continue to exist until the Parties mutually agreeing to disband the Joint Committee. Notwithstanding anything herein to the contrary, once one or more Joint Committees have been disbanded, such disbanded Joint Committee shall be terminated and thereafter (a) any requirement of a Party to provide Information or other materials to such Joint Committee shall be deemed a requirement to provide such Information or other materials to the other Party, and (b) any matters previously delegated to the Joint Committee shall be resolved by unanimous agreement of the Parties, or, if the Parties do not reach unanimous agreement, in accordance with the decision making provisions of Section 2.4.6.

2.5        Alliance Manager. Each Party shall appoint a person who shall be responsible for the overall coordination and facilitation of the communication, interaction, and cooperation between the Parties and shall have such other responsibilities as the Parties may agree in writing after the Effective Date (each, an “Alliance Manager”). Each Party may replace its Alliance Manager at any time by notice in writing to the other Party. Each Party may also have its Alliance Manager attend Joint Committee meetings as a non-voting participant.

2.6       Working Groups. From time to time, a Joint Committee may establish and delegate duties to sub-committees or directed teams (each, a “Working Group”) to oversee particular projects or activities (for example, joint finance group and/or joint intellectual property group), provided that in no event shall a Joint Committee have the right to, and no Joint Committee shall, delegate its respective decision-making authority to any such Working Group. Each such Working Group shall be constituted as the applicable Joint Committee determines and shall establish its own procedures, to the extent that such procedures are not inconsistent with this Agreement; provided that each Working Group shall have adequate functional representation from each Party. Members of a Working Group may also be members of a Joint Committee. Working Groups may be established on an ad hoc basis for purposes of a specific project or on such other basis as the applicable Joint Committee may determine. Each Working Group and its activities shall be subject to the oversight, review, and approval of, and shall report to, the Joint Committee that established such Working Group. In no event shall the authority of a Working Group exceed the authority specified for the Joint Committee that established the Working Group pursuant to this Article 2. All decisions of a Working Group shall be made by unanimous agreement. Any disagreement between the representatives of Amber and Caritas on a Working Group shall be referred to the Joint Committee that established the Working Group for resolution in accordance with Section 2.4.6. Employees of either Party (or a Party’s Affiliate) that are not representatives of such Party on a Working Group may attend meetings of such Working Group; provided, that the Party wishing such persons to participate in a meeting has provided reasonable advance notice to the other Party. Non-employees may only attend meetings of a Working Group if such non-employee is bound by written obligations of confidentiality and non-disclosure substantially equivalent to those set forth in Article 11 and with the prior written approval of the other Party (such approval not to be unreasonably withheld, delayed or conditioned).

2.7        Information. Each Party shall keep the Joint Committees reasonably informed as to its efforts and activities with respect to the Development, Manufacture and Commercialization of the Gene Therapy Candidates and ROFN Product Candidates in the Territory, including by providing such Information as the other Party may reasonably request from time to time.

2.8        Expenses. Each Party shall be responsible for all travel and related costs and expenses for its representatives and, if applicable, its (or any of its Affiliate’s) other personnel to attend meetings of, and otherwise participate in, a Joint Committee or other Working Group.

ARTICLE 3
DEVELOPMENT AND REGULATORY ACTIVITIES FOR COLLABORATION PROGRAMS

3.1        General. Subject to the terms of this Agreement, the JSC and JDC (as applicable) shall oversee and coordinate the Development of Gene Therapy Candidates within the applicable Collaboration Program in the Field in the Territory.

3.2         Development Plan and Activities

3.2.1      Development Plan.

(a)           Existing Gene Therapy Candidates.  As of the Effective Date, the Existing Gene Therapy Candidates are each included in a Collaboration Program and subject to the licenses set forth in Section 7.1.1.  Promptly after the Effective Date, the Parties shall prepare, for the JDC’s review and the JSC’s approval, the Development Plan and the associated Development Budget for each Collaboration Program pertaining to the Development of the Existing Gene Therapy Candidates within such Collaboration Program.

(b)          Future Gene Therapy Candidates.  Promptly after the Considering Party’s exercise of its Option with respect to a Future Gene Therapy Candidate, the applicable Development Lead shall prepare in consultation with the other Party, for the JDC’s review and the JSC’s approval, an initial Development Plan and associated Development Budget pertaining to the Development of the applicable Future Gene Therapy Candidate within a Collaboration Program.

(c)         Development Plan Requirements.  The Development Plan for each Collaboration Program shall include those Development activities reasonably necessary to support the filing of an IND for the applicable Gene Therapy Candidate and, following the DTP, the Clinical Studies and other Development activities to support the filing of a Drug Approval Application for the applicable Gene Therapy Candidate in each of the Major Markets [***]. It is understood that, with respect to each of the Existing Gene Therapy Candidates, the applicable Development Plan and associated Development Budget shall [***].

3.2.2      Amendments and Updates. The JDC shall review the Development Plan for each Collaboration Program on a regular basis, and in no event less frequently than [***] each [***]. Either Party, through its representatives on the JDC, may propose amendments to a Development Plan and the associated Development Budget for a given Collaboration Program from time to time. Without limiting the foregoing, [***]. In any event, an updated Development Plan, including the associated Development Budget, for each Collaboration Program shall be provided by the JDC (and approved by the JSC as required) no later than December 1 of each Calendar Year. If such revised Development Plan (and associated Development Budget) is not approved by the JSC, then, until such time as an updated Development Plan for such Collaboration Program is approved by the JSC in accordance with Section 2.4.6: (a) the then-current Development Plan (and associated Development Budget) shall continue to govern the Parties’ Development activities under this Agreement with respect to the applicable Collaboration Program; and (b) each Party shall be obligated to conduct Development activities allocated to such Party under such then-current Development Plan and shall be permitted to incur Development Costs consistent with such associated Development Budget, which Development Costs shall be shared by the Parties in accordance with Section 9.1.

3.2.3      Development Activities.

(a)          Designation of Development Lead. Unless otherwise agreed by the Parties, for each Collaboration Program, Caritas shall be the Development Lead with respect to Pre-Clinical Development Activities and Amber shall be the Development Lead with respect to Clinical Development Activities.  Reasonably in advance of DTP for each Collaboration Program, the JDC will prepare a transition plan to be approved by the Parties for the transfer of the Development Lead with respect to such Gene Therapy Candidate from Caritas to Amber.

(b)          Efforts. Each Party shall use Commercially Reasonable Efforts to perform the Development activities assigned to it under the Development Plan for each Collaboration Program. Each Party shall perform any and all of its Development activities with respect to each Collaboration Program in good scientific manner and in compliance with all Applicable Law, including applicable national and international (e.g., ICH, GCP, GLP, and GMP) guidelines, informed consent and institutional review board regulations, current standards for pharmacovigilance practice, and all applicable requirements relating to the protection of human subjects.

(c)        Allocation of Activities. Each Party shall be responsible for day-to-day implementation of the Development activities allocated to it under a Development Plan or for which it is otherwise responsible under the applicable Development Plan pursuant to this Agreement.  Subject to the terms of this Agreement, the Development Lead shall be responsible for engaging Third Party Providers and shall be primarily responsible for the conduct of any such Pre-Clinical Development Activities or Clinical Development Activities, as applicable, consistent with the then-current Development Plan for such Collaboration Program.

(d)          Development Reports. For each Collaboration Program, each Party shall report on the [***] Development activities such Party has performed (or caused to be performed) under such Collaboration Program in accordance with the procedures established by the JDC.  Without limiting the foregoing or Section 3.2.5 below, prior to the DTP for each Gene Therapy Candidate, such reports provided by Caritas shall include [***]. The JDC shall evaluate the work performed in relation to the goals of the applicable Development Plan. The Parties shall provide such other Information as may be reasonably requested by the JDC with respect to such Development activities.

3.2.4     Development Costs. Each Party will share Development Costs incurred by the Parties in connection with the Development of Gene Therapy Candidates in any Collaboration Program as provided in Section 9.1, except as otherwise agreed by the Parties in writing.

3.2.5      Coordination with [***].  The Parties acknowledge that Development of the Existing Gene Therapy Candidates and any Future Gene Therapy Candidates arising under [***].  Caritas will coordinate Development of Gene Therapy Candidates [***]. In addition, Caritas shall provide Amber with [***].

3.3         Disclosure of Technology for Development Purposes.

3.3.1     On a Collaboration Program-by-Collaboration Program basis, during the Term, Caritas shall disclose and make available to Amber the Caritas Know-How and Joint Program Know-How with respect to Gene Therapy Candidates within such Collaboration Program, in each case that are Controlled by Caritas and are [***] Amber to Develop or Commercialize such Gene Therapy Candidates within such Collaboration Program in accordance with the terms of this Agreement. The JDC shall establish a process pursuant to which, after the Effective Date, Caritas shall disclose and make available to Amber: Caritas Know-How (including, in each case, any Joint Program Know-How), and other Information claimed or covered by any Caritas Patent, or Joint Program Patent or otherwise relating, directly or indirectly, to such Gene Therapy Candidates within such Collaboration Program, in each case to the extent Controlled by Caritas and that are [***] Amber to Develop or Commercialize such Gene Therapy Candidate within such Collaboration Program in the Territory in accordance with the terms of this Agreement, to the extent such items have not previously been provided to Amber. The Parties shall cooperate and reasonably agree upon formats and procedures to facilitate the orderly and efficient exchanges of Regulatory Documentation, Information, or inventions contemplated under this Section 3.3.1.

3.3.2      After DTP for a particular Gene Therapy Candidate, Caritas shall, to the extent requested by Amber, provide Amber with all reasonable assistance required in order to transfer to Amber the Caritas Know-How and any Joint Program Know-How, and other Information required to be provided pursuant to Section 3.3.1, in each case in a timely manner, and shall assist Amber with respect to the Development and Commercialization of such Gene Therapy Candidates in accordance with the terms of this Agreement; provided that Caritas’ requirement to provide Amber any tangible items, including any documentation, shall be limited to those items then-existing and Controlled by Caritas at the time of such request by Amber. Without limiting the foregoing, if visits of Caritas’ representatives to Amber’s facilities are [***] by Amber for purposes of transferring such Caritas Know-How, Joint Program Know-How, or other Information Controlled by Caritas to Amber or for purposes of Amber acquiring expertise on the practical application of such Information or assisting on issues arising during such Development and Commercialization, Caritas shall use Commercially Reasonable Efforts to send appropriate representatives to Amber’s facilities. Within a reasonable time prior to DTP for a particular Gene Therapy Candidate, Caritas shall provide to Amber a list of the Caritas Patents for such Gene Therapy Candidate existing as of the date such list is provided, which list will automatically be added as Schedule 1.15 to this Agreement and may be modified from time to time upon the mutual agreement of the Parties to reflect a current list of Caritas Patents. Within a reasonable time following DTP for a particular Gene Therapy Candidate , Amber shall provide to Caritas a list of the Amber Patents for such Gene Therapy Candidate existing as of the date such list is provided, which list will automatically be added as Schedule 1.6 to this Agreement and may be modified from time to time upon the mutual agreement of the Parties to reflect a current list of Amicus Patents.

3.3.3      Any Out-of-Pocket Costs incurred by the Parties in performing disclosure and transfer activities pursuant to this Section 3.3, and, if any supplies of Gene Therapy Candidates are transferred to the other Party in connection with such activities, the Manufacturing Cost of such materials, shall be included as Development Costs.

3.4         Regulatory Matters.

3.4.1          Regulatory Activities. The following shall apply with respect regulatory activities relating to each Collaboration Program:

(a)          Prior to DTP, Caritas shall have the lead role and responsibility with respect to the preparation, obtaining and maintenance of all Regulatory Documentation (if any) necessary to perform the applicable activities under the applicable Development Plan. Amber shall support Caritas, as may be [***], in the preparation, filing and obtaining of such Regulatory Documentation, and in the activities in support thereof, in each case in accordance with the terms and conditions of this Agreement and the applicable Development Plan.

(b)          Following DTP, Amber shall have the lead role and responsibility with respect to the preparation, obtaining and maintenance of all Regulatory Documentation necessary to perform the applicable activities under the applicable Development Plan or Commercialization Plan (including pharmacovigilance activities). Caritas shall support Amber, as may be [***], in the preparation, obtaining and maintenance of such Regulatory Documentation, and in the activities in support thereof, including providing [***] documents or other materials required by Applicable Law to obtain such Regulatory Approvals, in each case in accordance with the terms and conditions of this Agreement and the applicable Development Plan. Notwithstanding the foregoing, Caritas shall prepare and provide to Amber all documents related to Manufacturing of the applicable Gene Therapy Candidate, and Amber will modify as appropriate, such documentation for use in Regulatory Approvals in the Territory.

(c)          All costs incurred after the Option Exercise Date with respect to regulatory activities for a particular Collaboration Program shall be a Development Cost or Allowable Expense, as appropriate. All Out-of-Pocket Costs incurred prior to the Option Exercise Date with respect to regulatory activities that are [***] a particular Collaboration Program shall be Out-of-Pocket Costs for purposes of the Option Exercise Fee.

3.4.2          Regulatory Data. To the extent not provided pursuant to Section 3.3.1, the JDC shall establish a process pursuant to which each Party shall promptly provide to the other Party copies of or access to non-clinical data and Clinical Data, and other Information, results, and analyses with respect to any Development activities for a Collaboration Program (collectively, “Regulatory Data”).

3.5         Records. Each Party shall maintain records in accordance with its standard practices, which in cases shall be consistent with standard practices in the pharmaceutical industry and in compliance with Applicable Law. Such records shall be retained by such Party for at least [***] after the Calendar Year to which such records relate, or for such longer period as may be required by Applicable Law. Upon request, such Party shall provide copies of the records it has maintained pursuant to this Section 3.5 to the other Party.

ARTICLE 4
FUTURE CANDIDATE RESEARCH PROGRAM AND OPTION

4.1         Future Candidate Research Program.

4.1.1     General. On a Future Gene Therapy Candidate-by-Future Gene Therapy Candidate basis, upon a Party’s exercise of its Option under Section 4.2 with respect to such Future Gene Therapy Candidate, the Parties (through the JSC) shall prepare an initial Development Plan and associated Development Budget with respect to Development activities for such Future Gene Therapy Candidate and such Future Gene Therapy Candidate shall be included in a new Collaboration Program for which the Parties share Development Costs, Allowable Expenses and Net Revenues in accordance with Section 9.1.

4.1.2     Future Candidate Research Program.  Caritas will be responsible for the conduct of each Future Candidate Research Plan for any such Future Gene Therapy Candidate, [***], if applicable, and Manufacturing and regulatory activities to support preclinical Development of a Future Gene Therapy Candidate under the Future Candidate Research Program.

4.1.3      Amber Controlled Future Gene Therapy Candidates.  It is understood that if, after the Effective Date, Amber Controls rights to a Gene Therapy Technology intended for use in Fabry disease or Pompe disease, subject to Section 7.7.2 below, Amber may present to the JSC a Future Gene Therapy Candidate that utilizes such Gene Therapy Technology for potential inclusion within a new Collaboration Program under this Agreement.

4.2         The Option. Subject to the terms and conditions of this Agreement, each Party (such Party, the “Presenting Party”) hereby grants to the other Party (the “Considering Party”), on a Future Gene Therapy Candidate-by-Future Gene Therapy Candidate basis, the exclusive right, but not the obligation, to obtain the licenses set forth in Section 7.1.1 (where Amber is the Considering Party) and Section 7.2.2 (where Caritas is the Considering Party) with respect to such Future Gene Therapy Candidate (each, an “Option”).  The Considering Party shall have [***] opportunities to exercise the Option.  [***].

4.3         Review of the Data Package and Information. Upon a Considering Party’s receipt of the applicable Data Package [***] for a particular Future Gene Therapy Candidate, the Considering Party shall have the remainder of the applicable Option Exercise Period to determine whether it will submit the Option Exercise Notice. During each such review period, upon the Considering Party’s reasonable request, the Presenting Party shall make [***] to promptly make available to the Considering Party: (a) its and its Affiliates’ key employees and consultants who performed Development activities on behalf of the Presenting Party with respect to the Future Gene Therapy Candidate, including the preparation of the applicable Data Package or, if applicable, any Information considered [***]; and (b) any additional Information or data then-existing and under the Presenting Party’s Control pertaining to such Future Gene Therapy Candidate that is [***] in evaluating such Data Package. It is understood that activities conducted by or on behalf of either Party to generate data and results with respect to a Future Gene Therapy Candidate [***] for such Future Gene Therapy Candidate, as applicable, are permitted under this Agreement and do not constitute a breach of Section 7.7.1.

4.4        Option Exercise Mechanics. At any time during the applicable Option Exercise Period with respect to a Future Gene Therapy Candidate, the Considering Party shall have the right to exercise its Option with respect to such Future Gene Therapy Candidate by providing written notice of such election to the Presenting Party (the “Option Exercise Notice”). For the avoidance of doubt, the Considering Party’s election to exercise its Option shall not otherwise affect the allocation of rights and responsibilities between the Parties under this Agreement with respect to the conduct of Pre-Clinical Development Activities, Clinical Development Activities and Manufacturing activities pertaining to such Future Gene Therapy Candidate.

4.4.1     Option Exercise. If the Considering Party submits the Option Exercise Notice to the Presenting Party for a particular Future Gene Therapy Candidate prior to the expiration of the applicable Option Exercise Period, such Future Gene Therapy Candidate shall be included under as a new Collaboration Program and the Considering Party shall pay the applicable Option Exercise Fee in accordance with Section 4.5.

4.4.2      Option Exercise Date. The exercise of the Option shall become effective, and the licenses granted under Section 7.1.1 (where Amber is the Considering Party) and Section 7.2.2 (where Caritas is the Considering Party) to such Considering Party with respect to such Future Gene Therapy Candidate and the corresponding Collaboration Program shall be in full force and effect, immediately upon the Considering Party’s issuance to the Presenting Party of the Option Exercise Notice pursuant to Section 4.4 above (the “Option Exercise Date”).

4.4.3      Failure to Exercise Option. If, prior to the Option Deadline for a particular Future Gene Therapy Candidate, the Considering Party (i) does not provide the Presenting Party with an Option Exercise Notice with respect to such Future Gene Therapy Candidate, or (ii) provides the Presenting Party with written notice of its decision not to exercise the Option with respect to a Future Gene Therapy Candidate, then, from and after the Option Deadline or the Presenting Party’s receipt of such notice not to exercise the Option, as applicable, the Presenting Party will be free itself, or with or through an Affiliate or Third Party, to develop and commercialize such Future Gene Therapy Candidate, and the Parties’ respective rights and obligations with respect to such Future Gene Therapy Candidate under Section 7.7 shall terminate. In such event, the provisions of Section 14.7 shall apply with respect to the Terminated Program.

4.5        Option Exercise Fee. If a Considering Party submits an Option Exercise Notice with respect to a particular Future Gene Therapy Candidate in accordance with Section 4.4, then, the Presenting Party shall promptly provide to the Considering Party an invoice for a one-time option exercise payment as follows: (a) if such Option Exercise Notice is issued prior to the expiration of the Option Exercise Period [***], then the amount of such invoice shall be equal to [***]; and (b) if such Option Exercise Notice is issued prior to the expiration of the Option Exercise Period [***] (each such amount, an “Option Exercise Fee”).  The Presenting Party shall also provide to the Considering Party with reasonable supporting documentation for [***]. The Considering Party shall pay the applicable Option Exercise Fee no later than [***] after receipt of such invoice. For purposes of the Option Exercise Fee with respect to a particular Future Gene Therapy Candidate with respect to which such Option is exercised, [***].

ARTICLE 5
MANUFACTURING

5.1         Manufacturing Activities.

5.1.1      Subject to this Article 5 below, Caritas shall have the exclusive right to Manufacture (or have Manufactured) Gene Therapy Candidates included in each Collaboration Program.  Caritas shall be responsible for Manufacturing or having Manufactured (using a reputable Third Party Provider) each Gene Therapy Candidate included in a Collaboration Program for Development and/or Commercial purposes, and shall use Commercially Reasonable Efforts to conduct (or have conducted) such Manufacturing activities, in accordance with the applicable Supply and Quality Agreement.  For clarity, and without limiting Caritas’ other obligations under this Agreement, [***].

5.1.2      Amber shall prepare, in accordance with the requirements of the applicable Supply and Quality Agreement, forecasts for the quantities of Gene Therapy Candidate necessary pursuant to the applicable Commercialization Plan and shall provide such forecast to the applicable JMC for review at each JMC meeting.

5.1.3     Subject to JMC oversight and the JSC’s approval, Caritas may transfer the Manufacturing from one site to another, so long as such transfer would not [***].

5.1.4       [***].

5.1.5      [***].

5.2         Manufacturing Costs.

5.2.1      All Manufacturing Costs incurred in furtherance of a Development Plan or a Commercialization Plan for a Collaboration Program shall be shared by the Parties as a Development Cost or Allowable Expense in accordance with Section 9.1.

5.2.2     Without limiting Section 1.64, Caritas shall promptly inform the JMC of any circumstance which would reasonably be expected to result in a [***] or greater increase in the Manufacturing Costs for any Gene Therapy Candidate during the Calendar Years covered by any Development Budget or Commercialization Budget. Following any such notice, the JMC will discuss any reasonable recommendations that either Party may have to mitigate against such increase to the Manufacturing Costs.

5.3       Supply Agreements. Within [***] following the Effective Date or as otherwise mutually agreed by the Parties, but in no event later than a reasonable time prior to DTP for the first Existing Gene Therapy Candidate to reach such stage of development, the Parties shall enter into separate supply and associated quality agreements (each, a “Supply and Quality Agreement”) covering the terms of supply by Caritas to Amber for its Development or Commercialization activities with respect to a Gene Therapy Candidate within a Collaboration Program. The Supply and Quality Agreement will contain terms and conditions that are reasonable and customary for agreements of such nature, including each Party’s rights and remedies if the other Party fails to perform its obligations under such Supply and Quality Agreement. If the Parties are unable to reach agreement on such provisions within [***] of the initial request by either Party to enter into a Supply and Quality Agreement (which [***] period may be extended upon the mutual agreement of the Parties), upon request by either Party, the same shall be determined pursuant to Section 15.6.4. The terms of any such Supply and Quality Agreement, including Caritas’ rights and Amber’s obligations under such Supply and Quality Agreement, shall be consistent with this Agreement, and to the extent applicable, the rights and obligations of Caritas under the applicable CMO Supply Agreements. To the extent there is any conflict between the terms and conditions of such Supply and Quality Agreements and this Agreement with respect to the matters expressly covered by such Supply and Quality Agreements, then such Supply and Quality Agreements shall control. [***].

5.4         Third Party Providers. Each Supply and Quality Agreement shall include a provision substantially in the form of the following:

If Caritas utilizes one or more Third Party Providers to supply Gene Therapy Candidate to Amber, then with respect to activities covered by any CMO Supply Agreement entered into prior to the Effective Date or, if entered into after the Effective Date, in accordance with the last sentence of this provision, [***].  If, after the Effective Date, Caritas enters into any agreements with Third Party Providers for Manufacturing services for clinical or Commercial supply of Gene Therapy Candidates under this Agreement, (a) Caritas shall consult with Amber on the terms of such agreement and shall consider Amber’s comments thereto in good faith and (b) Caritas shall ensure that such CMO Supply Agreement is materially consistent with the terms of the Agreement and any then-existing Supply and Quality Agreement entered into between the Parties.

ARTICLE 6
COMMERCIALIZATION

6.1         Commercialization Activities.

6.1.1     Efforts. With respect to each Collaboration Program, (a) [***], Amber shall use Commercially Reasonable Efforts to Commercialize each Gene Therapy Candidate [***], and (b) Amber will use Commercially Reasonable Efforts [***]. Amber shall perform any and all of its Commercialization activities with respect to each Collaboration Program, in good scientific manner and in compliance with all Applicable Law in all material respects.

6.1.2     Allocation of Activities and Costs. For each Collaboration Program, unless otherwise agreed by the Parties or specified in the applicable Commercialization Plan, Amber shall be responsible for day-to-day implementation of the Commercialization activities (including pharmacovigilance) with respect to the Gene Therapy Candidate within such Collaboration Program. The Parties shall share all FTE Costs and Out-of-Pocket Costs incurred in connection with Commercialization activities for each Collaboration Program to the extent included in Allowable Expenses.

6.1.3          Commercialization Reports. For each Collaboration Program, Amber shall report on the [***] Commercialization activities Amber has performed with respect to such Collaboration Program in accordance with the procedures established by the JSC (or any Commercialization Working Group that may be established by the JSC) and as otherwise reasonably requested by the JSC (or any Commercialization Working Group that may be established by the JSC). The JSC or such Commercialization Working Group shall evaluate the work performed in relation to the goals of the applicable Commercialization Plan. Amber shall provide such other Information as may be reasonably requested by the JSC or such Commercialization Working Group with respect to such Commercialization activities.

6.2         Commercialization Plans.

6.2.1      Commercialization Plan. Reasonably in advance of, and in any event no later than [***] prior to, the first Regulatory Approval for the [***] Gene Therapy Candidate within a Collaboration Program, Amber shall prepare for the JSC’s discussion, review and finalization a Commercialization Plan for such Collaboration Program in reasonable scope, as well as a corresponding Commercialization Budget for such Commercialization Plan that complies with the requirements of this Agreement. Each Commercialization Plan shall include those activities reasonably necessary to launch and support subsequent Commercialization of a Gene Therapy Candidate in each of the Major Markets [***].

6.2.2      Amendments and Updates. The JSC (or any Commercialization Working Group that may be established by the JSC) shall review the Commercialization Plans (including, if applicable, the associated Commercialization Budgets) on a regular basis, and in no event less frequently than [***] each [***] (as provided below), or more frequently as needed to take into account completion, commencement or cessation of Commercialization activities contemplated in the then-current applicable Commercialization Plan for, as well as any newly available Information related to, and any changes to the Development Plan for, such Collaboration Program.  Any and all material amendments to the Commercialization Plan shall be subject to review by the JSC, and approval in accordance with Section 2.4.6. In any event, an updated Commercialization Plan, including the associated Commercialization Budget (if applicable), shall be provided by the JSC no later than November 1 of each Calendar Year. If such revised Commercialization Plan (and associated Commercialization Budget (if applicable)) is not approved by the JSC by December 1 of a Calendar Year, then, until such time as such a revised Commercialization Plan (and associated Commercialization Budget (if applicable)) is approved in accordance with Section 2.4.6: (a) the then-current Commercialization Plan (and associated Commercialization Budget (if applicable)) shall continue to govern the Commercialization activities under this Agreement with respect to the applicable Collaboration Program; and (b) Amber shall be permitted to conduct activities and to incur costs consistent with such associated Commercialization Budget, which costs shall be shared by the Parties as Allowable Expenses in accordance with Section 9.1.

6.3         Advertising and Promotional Materials. Amber shall develop relevant sales, promotion, market access and advertising materials relating to the Gene Therapy Candidates within each Collaboration Program and territory (collectively, “Promotional Materials”) in each case consistent with Applicable Law and the applicable Commercialization Plans. Amber will present its strategy with respect to the Promotional Materials (including the brand plan) to the JSC in connection with the discussion of the initial Commercialization Plan and annual updates thereto, [***].  [***] shall be responsible for the medical, regulatory and legal review of Promotional Materials and for the interpretation and adherence to the Applicable Law governing the preparation and use of such Promotional Materials, including any advance review of the Promotional Materials required by the applicable Regulatory Authority. Amber shall own all right, title and interest in and to any and all Promotional Materials for a Gene Therapy Candidate for use in such market (except with respect to any corporate Trademarks of Caritas included in any Promotional Materials).

6.4         Sales and Distribution.

6.4.1     Booking Sales. Amber shall (a) book all sales of Gene Therapy Candidates and (b) be responsible for warehousing and distributing (including selecting, appointing and managing distributors, third party logistics providers and specialty pharmacies for) the Gene Therapy Candidates in each jurisdiction or region. If, in a country or region for a particular Collaboration Program, Caritas receives any orders for a Gene Therapy Candidate, it shall refer such orders to Amber for such Collaboration Program in the applicable country or region.

6.4.2      Branding. Amber shall be responsible for determining positioning, messaging, and branding for each Gene Therapy Candidate in such jurisdiction or region.

6.4.3    Shipping and Returns. Amber shall be responsible for handling all returns of the Gene Therapy Candidates. If a Gene Therapy Candidate sold in a jurisdiction or region is returned to Caritas, Caritas shall promptly ship such Gene Therapy Candidate to a facility designated by Amber. Amber shall also be responsible for handling all aspects of such Gene Therapy Candidate order processing, invoicing and collection, distribution, inventory, and receivables for each jurisdiction or region.

6.5        Recalls, Market Withdrawals or Corrective Actions. In the event that any Regulatory Authority issues or requests a recall or takes a similar action in connection with a Gene Therapy Candidate, or in the event either Party determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal, in each case, in any jurisdiction or region, the Party notified of such recall or similar action, or the Party that desires such recall or similar action, shall within [***] of making such determination, advise the other Party thereof by orally or in writing. Amber, in consultation with Caritas, shall decide whether to conduct a recall in such jurisdiction or region (except in the case of a government mandated recall, when Amber may act without such advance notice or consultation but, shall notify Caritas as soon as possible) and the manner in which any such recall shall be conducted. Each Party shall make available to the other Party, upon request, all of such Party’s pertinent records that such other Party may reasonably request to assist such other Party in effecting any recall. The costs and expenses of any recall in the Territory shall be included in calculating Allowable Expenses.

6.6        Product Trademarks. Subject to Section 6.7, Amber shall have the sole right to determine and own the Product Trademarks to be used with respect to the Commercialization of each Gene Therapy Candidate on a worldwide basis. Amber will present its strategy with respect to the Product Trademarks to the JSC in connection with the discussion of the initial Commercialization Plan, [***]. Subject to any pre-existing Trademarks a Party may have, neither Party shall, directly or indirectly: (a) use in their respective businesses, any Trademark that is confusingly similar to, misleading or deceptive with respect to or that dilutes any Product Trademark; and (b) do any act which endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to the Product Trademarks. Each Party agrees to conform to the customary industry standards for the protection of Product Trademarks for products and such guidelines of Amber with respect to manner of use (in the case of Caritas, as provided in writing by Amber) of the Product Trademarks. Without limiting any pre-existing Trademarks a Party may have, neither Party shall, directly or indirectly, attack, dispute, or contest the validity of or ownership of such Product Trademark anywhere in the Territory or any registrations issued or issuing with respect thereto.

6.7         Markings. To the extent required by Applicable Law in a country or other jurisdiction in the Territory, the Promotional Materials, packaging, and product labeling for the Gene Therapy Candidate used in connection with the Gene Therapy Candidates in such country or other jurisdiction shall contain the corporate name of both Amber and Caritas.

ARTICLE 7
LICENSE GRANTS; EXCLUSIVITY

7.1         License Grants to Amber.

7.1.1      Subject to the terms and conditions of this Agreement (including Section 7.1.3), with respect to each Existing Gene Therapy Candidate and each Future Gene Therapy Candidate for which Amber exercises its Option, Caritas hereby grants to Amber an exclusive license, with the right to grant sublicenses in accordance with Section 7.3.1 and Section 7.3.2, under (a) the Caritas Technology (including Caritas’s interest in the Joint Program Intellectual Property) and (b) solely to the extent necessary, the Caritas Core IP, in each case for Amber to Develop and/or to Commercialize Gene Therapy Candidates in the Field in the Territory and to perform the other activities expressly contemplated to be conducted by Amber under this Agreement during the Term.

7.1.2     Subject to the terms and conditions of this Agreement (including Section 7.1.3), Caritas shall grant, and hereby grants, to Amber a non-exclusive license, with the right to grant sublicenses in accordance with Section 7.3.2, solely for the treatment of Fabry disease and/or Pompe disease, using therapeutic products or methods that are not products or methods that are, incorporate or are otherwise directed to a Gene Therapy Technology, in the Field in the Territory (a) under the Caritas Technology that existed as of the Effective Date, and under the Caritas Technology and Caritas Intellectual Property that constitutes Caritas’ interest in Program IP (excluding Caritas Core IP), on a royalty-free basis, or (b) under Caritas Core IP, to the extent such license is reasonably requested by Amber during the Term, on a royalty-bearing basis, which royalty shall be a reasonable royalty negotiated by the Parties in good faith and mutually agreed upon in writing.

7.1.3     Retained Rights.  Notwithstanding the exclusive license granted to Amber pursuant to Section 7.1.1 and subject to Sections 4.3 and 7.7.1, Caritas hereby retains the right (a) under the Caritas Core IP for any and all purposes (subject to the license and rights granted (or that may be granted) to Amber with respect thereto in Section 7.1.1 above), and (b) under the Caritas Technology (including Caritas’s interest in the Joint Program Intellectual Property) to the extent necessary to conduct activities contemplated to be conducted by Caritas under this Agreement to Develop, Manufacture and/or Commercialize a Gene Therapy Candidate in the Territory, and if applicable any Future Candidate Research Plan for a Future Gene Therapy Candidate.  For the avoidance of doubt, the exclusive rights granted by Caritas to Amber under this Agreement shall not prohibit Caritas from Developing, manufacturing and/or commercializing, and Caritas shall retain all rights to Develop, manufacture and/or commercialize, the Caritas Technology and Caritas Core IP, for any other purpose, including for any gene therapy product in an Indication other than Fabry disease or Pompe disease, subject to Section 7.7.1 and Article 8.

7.1.4     Certain Restrictions. In no event shall Amber use (or authorize the use of) any Caritas Technology (other than Joint Program Intellectual Property) or Caritas Core IP except for the purposes of Developing and Commercializing Gene Therapy Candidates, or as otherwise permitted, under and in accordance with this Agreement.

7.2         License Grants to Caritas.

7.2.1     Subject to the terms and conditions of this Agreement, Amber hereby grants to Caritas an exclusive license, with the right to grant sublicenses in accordance with Section 7.3.1 and Section 7.3.2, under the Amber Technology (including Amber’s interest in the Joint Program Intellectual Property) to Develop and/or Manufacture Gene Therapy Candidates in the Field in the Territory and to perform the other activities expressly contemplated to be conducted by Caritas under this Agreement during the Term.

7.2.2     Subject to the terms and conditions of this Agreement, and effective automatically on the Option Exercise Date with respect to a particular Collaboration Program, Amber shall grant and hereby grants to Caritas, with respect to a Future Gene Therapy Candidate within such Collaboration Program an exclusive license, with the right to grant sublicenses in accordance with Section 7.3.1 and Section 7.3.2, under the Amber Technology (including Amber’s interest in the Joint Program Intellectual Property) solely to the extent necessary for Caritas (a) to perform Development activities with respect to Gene Therapy Candidates allocated to Caritas under the applicable Development Plan and/or (b) to Manufacture Gene Therapy Candidates for the purposes of conducting the Future Candidate Research Plan, the applicable Development Plan or for Amber’s (and its designees) Commercial use.

7.2.3     Subject to the terms and conditions of this Agreement (including Section 7.2.4), Amber shall grant, and hereby grants, to Caritas a non-exclusive license, with the right to grant sublicenses in accordance with Section 7.3.1 and Section 7.3.2, solely for the treatment of an Indication outside of Fabry disease and/or Pompe disease, using therapeutic products or methods that are, incorporate or are otherwise directed to a Gene Therapy Technology in the Field in the Territory under the Amber Technology and Amber Intellectual Property that constitutes Amber’s interest in Program IP, on a royalty-free basis.

7.2.4     Certain Restrictions. In no event shall Caritas use (or authorize the use of) any Amber Technology (other than Joint Program Intellectual Property) except for the purposes of Developing, Manufacturing and Commercializing Gene Therapy Candidates under and in accordance with this Agreement.

7.3         Sublicenses.

7.3.1     Each Party shall have the right to grant sublicenses under the licenses granted in Section 7.1.1, Section 7.2.1 and Section 7.2.2, as applicable, to its Affiliates and Third Party Providers (without the right to grant further sublicenses) solely in accordance with Section 7.4. Any sublicenses granted by a Party pursuant to this Section 7.3 shall be [***].  Notwithstanding the foregoing, and without limiting either Party’s right to subcontract pursuant to Section 7.4, [***].  It is understood that, with respect to the Existing Gene Therapy Candidates and any Caritas Technology that is [***].

7.3.2      Each sublicensing Party (or Party whose Affiliate grants a sublicense) shall remain liable under this Agreement for the performance of all its obligations under this Agreement and shall be responsible for and liable for compliance by its (sub)licensee with the applicable provisions of this Agreement.

7.4       Subcontracting. Each Party and its Affiliates may subcontract the performance of any of its research activities, Development activities and Commercialization activities in the Territory with respect to each Collaboration Program undertaken in accordance with this Agreement to one or more Third Party Providers pursuant to a Subcontract Agreement which shall be [***]; provided, that: (a) each Party shall keep the other Party reasonably informed with respect to any material activities it intends to subcontract; and (b) the Subcontract Agreement shall (i) contain confidentiality provisions no less restrictive than those set forth in Article 11 and (ii) provide such subcontracting Party with Control of any Information and Patents generated in performing the subcontracted activities that are reasonably necessary for the Parties to Develop, Manufacture and Commercialize the applicable Gene Therapy Candidate as contemplated in this Agreement. Notwithstanding the foregoing, the subcontracting Party shall remain liable under this Agreement for the performance of all its obligations under this Agreement and shall be responsible for and liable for compliance by its Third Party Providers with the applicable provisions of this Agreement.

7.5         Third Party Intellectual Property.

7.5.1      Caritas’ In-License Agreement.

(a)          Existing In-Licenses. It is understood that Caritas’ In-License Agreements existing as of the Effective Date (collectively, the “Existing In-License Agreements”) may require that particular provisions be incorporated into a sublicense granted thereunder. The text of any such provisions in the Existing In-License Agreements are set out on Schedule 7.5.1 attached hereto and shall be deemed incorporated by reference into this Agreement. Amber agrees to be bound by the provisions set out on Schedule 7.5.1 to the extent applicable to Amber in its capacity as a sublicensee under each such Existing In-License Agreement for so long as the applicable Existing In-License Agreement is in full force and effect and thereafter with respect to any surviving confidentiality or indemnity obligations, and, to the extent required by any such Existing In-License Agreement as of the Effective Date, [***].

(b)          Payments under Existing In-License Agreements.  Any payments due under Existing In-License Agreements as a result of the grant to Amber of rights with respect to intellectual property covered by such Existing In-License Agreement, or a Party’s practice or use of any such intellectual property covered by such Existing In-License Agreement in performance of activities under this Agreement, shall be shared by the Parties as Development Costs or Allowable Expenses, as applicable.

7.5.2      New Technology.

(a)          Inclusion Process.  If, during the Term, a Party wishes to include [***], then such Party shall so notify the other Party and provide the other Party with a summary of the terms of any license or agreement under which such Party acquired such subject matter prior to the Effective Date or, if after the Effective Date, would acquire or has acquired such subject matter (such applicable terms, “New Licensed Program Technology Terms”). In the event the Parties agree in writing to include [***], “New Licensed Program Technology”), then such New Licensed Program Technology shall be included in Amber Technology or Caritas Technology, as the case may be, and subject to the terms and conditions of this Agreement and the Parties shall be [***].  [***].

(b)          Cost Sharing. If any New Licensed Program Technology is subject to payment to a Third Party, as a result of the grant to the other Party of [***], then (x) such amounts as [***].

7.5.3      Coordination with Third Party Agreements. The obligations of the Parties under this Agreement shall be subject to, and limited by, the Existing In-License Agreements and New Licensed Program Technology pursuant to which either Party has obtained Control of any Patents or Know-How or other subject matter pertaining to a Gene Therapy Technology. With respect to the Prosecution and Maintenance, and enforcement, of Caritas Patents licensed by Caritas from a Third Party (including pursuant to [***]) and Amber Patents licensed by Amber from a Third Party, to the extent Caritas or Amber, as applicable has the right to do so, Caritas or Amber, as applicable shall cooperate with the other Party to Prosecute and Maintain, and to enforce, such Caritas Patents or Amber Patents, as applicable, in the Territory in the same manner as set forth in Section 10.2 and Section 10.3 below.  As between Caritas and Amber, any recoveries from enforcement of such Caritas Patents or Amber Patents licensed from a Third Party (including any amounts that Caritas or Amber receives from the Third Party licensor as a result of such enforcement) shall be shared in accordance with Section 10.3.4, after deducting from such recoveries any amounts owed to the Third Party licensor for such enforcement; provided that any Enforcement Actions initiated by the Third Party licensor shall be deemed initiated by Caritas or Amber for purposes of Section 10.3.4, and the costs and expenses incurred by Caritas or Amber in such Enforcement Action shall include the costs and expenses reimbursed or required to be reimbursed by Caritas or Amber to the Third Party licensor in such Enforcement Action.

7.6         Retention of Rights.

7.6.1      Except as expressly provided herein, Caritas grants no other right or license, including any rights or licenses to the Caritas Technology or any other Patent or intellectual property rights not otherwise expressly granted herein.

7.6.2      Except as expressly provided herein, Amber grants no other right or license, including any rights or licenses to the Amber Technology or any other Patent or intellectual property rights not otherwise expressly granted herein.

7.7         Exclusivity.

7.7.1     During the Term, subject to Section 7.7.2 below and except as permitted under this Agreement, each Party agrees for itself and its Affiliates not to: (a) research, develop, manufacture, or commercialize [***] (each a “Competing Product”), nor (b) authorize or assist any Third Party to do any of the foregoing.

7.7.2      Notwithstanding the provisions of Section 7.7.1, [***].

7.7.3      If, during the Term, a Party or any of its Affiliates [***]; or

7.7.4       If, during the Term, a Party [***]; provided, that, [***].

ARTICLE 8
RIGHT OF FIRST NEGOTIATION

8.1         ROFN Program; Procedures.

8.1.1      Grant of ROFN.

(a)          ROFN Interest Notice Period.  During the Term, if with respect to a given ROFN Program, Caritas or its Affiliates [***], then Caritas will provide to Amber (i) [***] (the documents described in clauses (i) and (ii), collectively, a “ROFN Initial Notice”).  Subject to the time periods described in Section 8.1.2 below, Amber will have an exclusive right of first negotiation (“ROFN”) to negotiate the terms and conditions of a definitive agreement or the terms and conditions of an amendment to this Agreement pursuant to which Caritas would grant [***] to Amber to [***] ROFN Product Candidates that are the subject of the applicable ROFN Program (“ROFN Definitive Agreement”). Amber may exercise the ROFN with respect to the applicable ROFN Program by notifying Caritas in writing (a “ROFN Interest Notice”) no later than [***] following its receipt of the ROFN Initial Notice for a given ROFN Program (such [***] period, the “ROFN Interest Notice Period”).

(b)          ROFN Negotiation Period.  If Amber so provides a ROFN Interest Notice to Caritas with respect to the applicable ROFN Program during the applicable ROFN Interest Notice Period, then from the period commencing upon Amber’s delivery to Caritas of such ROFN Interest Notice and ending [***] thereafter (the “ROFN Negotiation Period”), the Parties will exclusively negotiate in good faith with one another the terms of a ROFN Definitive Agreement for such ROFN Program.

(c)          Caritas Restrictions.  Until the expiration of (i) the ROFN Interest Notice Period (if Amber does not issue a ROFN Interest Notice within the applicable ROFN Interest Notice Period) and (ii) the ROFN Negotiation Period (if Amber issues a ROFN Interest Notice within the applicable ROFN Interest Notice Period), in each case ((i) and (ii)), for a given ROFN Program, Caritas and its Affiliates will not enter into negotiations or any agreement with any Third Party, in each case, relating to [***].  In addition, if pursuant to [***].

8.1.2     Failure to Enter into ROFN Definitive Agreement.  If, with respect to a ROFN Program, (a) Amber does not provide a ROFN Interest Notice for such ROFN Program to Caritas within the applicable ROFN Interest Notice Period or (b) the Parties do not agree on the terms of a ROFN Definitive Agreement for such ROFN Program within the applicable ROFN Negotiation Period, then, in each case ((a) or (b)), Caritas and its Affiliates shall be free to grant to any Third Party any rights to such ROFN Program without further obligations to Amber, and [***] for a period of [***] following (i) the expiration of such ROFN Interest Notice Period (if Amber does not issue a ROFN Interest Notice within such ROFN Interest Notice Period for such ROFN Program) or (ii) the expiration of such ROFN Negotiation Period (if Amber issues a ROFN Interest Notice within such ROFN Interest Notice Period, but the Parties do not [***] within such ROFN Negotiation Period).  If, as of the expiration of such [***] period with respect to a given ROFN Program, Caritas or its Affiliates have not [***], then the terms of Section 8.1.1 will again apply to such ROFN Program.

8.2          Additional ROFN Details.

8.2.1      Due Diligence.  During the ROFN Interest Notice Period and the ROFN Negotiation Period, in each case, to the extent applicable with respect to a given ROFN Program with respect to which Caritas has issued a ROFN Interest Notice and for which Amber’s rights hereunder have not terminated, and subject to customary and reasonable due diligence procedures to preserve the confidential nature of any such information, Caritas will, upon Amber’s request, (a) afford to Amber and its representatives reasonable access during normal business hours to Caritas’ and its Affiliates’ personnel, records and data, offices, and laboratories, in each case, as Amber may reasonably request related to such ROFN Program to conduct customary and reasonable due diligence and (b) promptly provide through an electronic data room copies of (i) any documents reasonably requested by Amber, (ii) any patent or regulatory information, and (iii) any results of preclinical activities relating to such ROFN Program, in each case ((i) – (iii)), then available to Caritas or its Affiliates, to the extent that such information pertains to such ROFN Program and has not been previously provided by or on behalf of Caritas to Amber.

8.2.2     Updates.  Without limiting Section 8.1.1 above, [***] every [***] during the Term, Caritas shall provide to the JSC a ROFN Update Report for all ROFN Programs that are subject to the ROFN at such time.

ARTICLE 9
COST-PROFIT SHARING ARRANGEMENT

9.1        Cost-Profit Sharing. On a Collaboration Program-by-Collaboration Program basis, beginning on the Effective Date with respect to the Existing Gene Therapy Candidate and on Option Exercise Date with respect to any Future Gene Therapy Candidate included in such Collaboration Program pursuant to Section 4.4, and subject to Section 9.1.4, Caritas and Amber shall be responsible for and shall share equally (i.e., on a 50:50 basis) all (a) Development Costs, (b) Allowable Expenses and (c) Net Revenues, as follows.

9.1.1      Costs.

(a)          General. Within [***], unless such timing is adjusted by approval of the JSC, after the end of each calendar month, each Party will provide the other Party with a good faith estimate of the Development Costs and Allowable Expenses it incurred for each applicable Collaboration Program in such calendar month. The Finance Working Group will establish the level of detail necessary in such estimate for each Party to satisfy its internal reporting requirements in accordance with the Accounting Standards. No later than [***] prior to the end of each Calendar Quarter, unless such timing is adjusted by approval of the JSC, each Party will provide the other Party with a reasonably detailed estimate of the Development Costs and Allowable Expenses it incurred for such Collaboration Program in such Calendar Quarter, which will include the actual costs for the first [***] and good faith estimate for the [***] of such quarter. Within [***] after the end of each Calendar Quarter, unless such timing is adjusted by approval of the JSC, each Party will provide other Party with a report of actual Development Costs and Allowable Expenses for such Collaboration Program for such Calendar Quarter, which report will contain a detailed and itemized calculation of such costs for each Gene Therapy Candidate. Notwithstanding the foregoing, the JSC may agree to have different reporting requirements for Development Costs and Allowable Expenses. In addition to the annual approval of the relevant budgets for each Collaboration Program, prior to the end of each Calendar Year, each Party will provide the Finance Working Group with a non-binding estimate of its Development Costs and Allowable Expenses for the [***] (detailed on a Calendar Year basis) following the [***] Calendar Year covered by such approved budget.

(b)          Expense Review. Each Party shall have the right to review and submit any reasonable objection to the Development Costs or Allowable Expenses set forth in the other Party’s report within [***] following its receipt of the applicable report from the other Party. Without limiting a Party’s rights under Section 9.5, if a Party fails to object to a Development Cost or Allowable Expense submitted by the other Party within such [***] period, such Development Cost or Allowable Expense shall be deemed accepted by such Party. If a Party requests supporting documentation for any Development Costs or Allowable Expenses set forth in the other Party’s report, such Party shall promptly (and in any event within [***]) provide such documentation to the requesting Party as may be [***] to allow the requesting Party to understand the applicable Development Costs or Allowable Expenses. Any dispute as to respect to a Development Cost or Allowable Expense shall be resolved by the Finance Working Group in accordance with Section 9.1.6.

9.1.2     Net Sales and Other Income. In order to satisfy each Party’s internal reporting requirements in accordance with the Accounting Standards, within [***], unless such timing is adjusted by approval of the JSC, after the end of each calendar month, each Party will provide the other Party with a good faith estimate of Net Sales and Other Income received by such Party for each applicable Collaboration Program for such calendar month. The Finance Working Group will establish the level of detail necessary in such estimate for each Party to satisfy its internal reporting requirements and reporting requirements pursuant to its applicable Accounting Standards. Within [***] prior to the end of each Calendar Quarter, unless such timing is adjusted by approval of the JSC, each Party will provide the other Party with a reasonably detailed estimate of Net Sales and Other Income received by such Party for such Calendar Quarter, which will include the actual Net Sales and Other Income for the [***] and a good faith estimate for the [***] of such Calendar Quarter. Within [***] after the end of each Calendar Quarter, unless such timing is adjusted by approval of the JSC, each Party will provide the other Party with a report of Net Sales and Other Income received by such Party for such Calendar Quarter, which report will contain a detailed and itemized calculation of Net Sales and Other Income for each Gene Therapy Candidate in such countries during such Calendar Quarter.

9.1.3      Reporting, Reconciliation and True-Up. Within [***] after the end of each Calendar Quarter, Amber will calculate and provide to each Party and the Finance Working Group a report of the amount each Party is responsible for with respect to all Collaboration Programs such that the Parties share equally all Development Costs, Allowable Expenses and Net Revenues, as provided in Section 9.1.1 and Section 9.1.2, for each Collaboration Program for such Calendar Quarter. The report shall include [***]. Upon mutual agreement (which shall not be unreasonably withheld, conditioned or delayed by either Party) and review by the Parties, the Parties will make a balancing payment between the Parties in order to effect the net revenue and cost allocation set forth in this Section 9.1, based on the actual cash costs and net revenues received or incurred in such Calendar Quarter within [***] after delivery of such report.

9.1.4      Certain Other Matters Relating to Cost Calculations.

(a)          On a Calendar Year basis, if the Development Costs and Allowable Expenses incurred by a Party with respect to a particular Collaboration Program are in excess of the applicable Development Budget and/or Commercialization Budget, such excess amounts may be included in calculating the amount of Development Costs and Allowable Expenses incurred in such Calendar Year and to be shared by the Parties only to the extent that such amounts do not exceed [***] of the total amounts to be incurred by such Party in such Calendar Year under the applicable Development Budget and Commercialization Budget, in the aggregate, for such Collaboration Program and such Calendar Year; provided however that additional excess amounts may be included in the Development Costs and Allowable Expenses to be shared by the Parties, with the unanimous approval of the JSC.

(b)          Allocation of FTE Costs and Out-of-Pocket Costs. It is understood that Development Costs and Allowable Expenses shall (A) [***], and (B) exclude [***]. To the extent that any activity is conducted (or an Out-of-Pocket Cost or FTE Cost is incurred) in support of both a Collaboration Program and other products, services or efforts of a Party, or in support of more than one Collaboration Program, and to the extent any Out-of-Pocket Costs or FTE Costs incurred are otherwise not solely attributable to a particular Collaboration Program, then such Out-of-Pocket Costs and FTE Costs for the applicable activity shall be included in Development Costs and Allowable Expenses only to the extent [***] between the relevant Collaboration Program and such other products, services or efforts or other Collaboration Programs, respectively, in each case in accordance with Accounting Standards. [***].

(c)          Treatment of Overhead; Other Matters. The Parties acknowledge and agree that Development Costs and Allowable Expenses shall not include any allocation of overhead [***]. Except to the extent already included [***] shall not include either Party’s costs to the extent pertaining to [***] activities associated with overseeing execution of and compliance with this Agreement, unless otherwise agreed by the Parties under this Agreement or otherwise in writing. Development Costs and Allowable Expenses shall also exclude any costs attributable to a breach of this Agreement by either Party.

9.1.5      Financial Reporting Activities; Finance Working Group. With respect to the financial reporting activities between the Parties, the JSC shall establish a finance working group (“Finance Working Group”) to coordinate the activities and reporting by the Parties as set forth in Section 9.1.1 and to assist the JSC in its responsibilities with respect to the review and resolution of financial matters. In particular, the Finance Working Group shall:

(a)          facilitate the creation of Development Budgets and Commercialization Budgets, including the annual updates thereto;

(b)          reconcile financial and accounting matters between the Parties;

(c)          initiate and execute an effective and efficient revenue and cost sharing process (cross-charges);

(d)          cooperate to ensure that any Development Budget or Commercialization Budget agreed to for a Calendar Year (or any other given period) can be interpreted for the purposes of both Parties’ internal financial and audit reporting requirements, including each Party’s fiscal year reporting;

(e)          monitor the budget, expense and revenue reporting requirements between the Parties related to the Collaboration Programs to ensure that each Party is able to comply with its respective internal financial and audit reporting requirements and, as appropriate, recommending to the JSC for approval, changes to the reporting requirements under this Agreement; and

(f)          undertake such other tasks with respect to the implementation and reporting for the Parties’ sharing of Development Costs, Allowable Expenses and Net Revenues as the Parties mutually agree.

9.1.6         Cost-Profit Sharing Disputes. The Finance Working Group shall endeavor to resolve difference in or disputes regarding the calculation and sharing of Development Costs, Allowable Expenses and Net Revenues in accordance with this Section 9.1. In the event the Finance Working Group is unable to resolve any such difference or dispute, the matter shall be resolved [***]. 9.1.7Mode of Payment. All payments to either Party under this Agreement shall be made from a U.S. entity (through a banking institution located in the United States) by deposit of Dollars in the requisite amount to such bank account as the receiving Party may from time to time designate by notice to the paying Party. For the purpose of calculating any sums due under, or otherwise reimbursable pursuant to, this Agreement (including the calculation of Net Sales expressed in currencies other than Dollars), a Party shall convert any amount expressed in a foreign currency into Dollar equivalents using an exchange rate equal to the daily average of the rates of exchange for the currency of the country from which the amounts are payable as reported by Bloomberg or an equivalent resource as agreed by the Parties, during the Calendar Quarter for which a payment is due.

9.2         Withholding Taxes.

9.2.1    The amounts payable pursuant to this Agreement (“Payments”) shall not be reduced on account of any Taxes unless required by Applicable Law. A payor shall deduct and withhold from the Payments any Taxes that it is required by Applicable Law to deduct or withhold. Notwithstanding the foregoing, the Parties shall use commercially reasonable efforts to take all such acts and to sign all such documents as will enable them to take advantage of any applicable double taxation agreement or treaty, and if a recipient is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, or recovery of, applicable withholding tax, it may deliver to the payor or the appropriate governmental authority the prescribed forms necessary to reduce the applicable rate of withholding or to relieve the payor of its obligation to withhold tax. In such case, the payor shall apply the reduced rate of withholding, or not withhold, as the case may be, provided that the payor is in receipt of evidence (e.g., the recipient’s delivery of all applicable documentation), in a form reasonably satisfactory to the payor, at least one (1) week prior to the time that the Payments are due. If, in accordance with the foregoing, the payor withholds any amount, it shall pay to the recipient the balance when due, make timely payment to the proper taxing authority of the withheld amount, and promptly send the recipient proof of such payment.

9.3         Indirect Taxes. All payments are exclusive of value added taxes, sales taxes, consumption taxes and other similar taxes (the “Indirect Taxes”). If any Indirect Taxes are chargeable in respect of any payments, the paying Party shall pay such Indirect Taxes at the applicable rate in respect of such payments following receipt, where applicable, of an Indirect Taxes invoice in the appropriate form issued by the receiving Party in respect of those payments. The Parties shall issue invoices for all amounts payable under this Agreement consistent with Indirect Tax requirements and irrespective of whether the sums may be netted for settlement purposes. If the Indirect Taxes originally paid or otherwise borne by the paying Party are in whole or in part subsequently determined not to have been chargeable, all reasonably necessary steps requested by the paying Party will be taken by the receiving Party to receive a refund of these undue Indirect Taxes from the applicable governmental authority or other fiscal authority and any amount of undue Indirect Taxes repaid by such authority to the receiving Party (net of any amounts incurred with respect to the receipt of such amounts) will promptly be transferred to the paying Party.

9.4        Financial Records. Each Party shall keep complete and accurate books and records pertaining to Development Costs, Allowable Expenses, and Net Revenues with respect to the Gene Therapy Candidates, and Development, Manufacture and Commercialization of the Gene Therapy Candidates, including books and records of actual expenditures with respect to the budgets set forth in each Development Plan and each Commercialization Plan, in sufficient detail to calculate all amounts payable hereunder and to verify compliance with its obligations under this Agreement. Such books and records shall be retained by such Party until the later of (a) [***] after the end of the period to which such books and records pertain, and (b) the expiration of the applicable tax statute of limitations (including any extensions thereof), or for such longer period as may be required by Applicable Law.

9.5       Audit. At the request of the other Party, each Party shall permit an independent public accounting firm of nationally recognized standing designated by the other Party and reasonably acceptable to the audited Party, at reasonable times during normal business hours and upon reasonable notice, to audit the books and records maintained pursuant to Section 9.4 to ensure the accuracy of all reports and payments made hereunder. Such examinations may not (a) be conducted for any Calendar Quarter more than [***] after the end of such quarter, (b) be conducted more than once in any [***] period (unless a previous audit during such [***] period revealed an underpayment with respect to such period) or (c) be repeated for any Calendar Quarter; except in each case, for cause. The accounting firm shall disclose to the auditing Party whether the reports are correct or not, and the details concerning any discrepancies sufficient for the auditing Party to understand any such discrepancies. Absent manifest error by such independent accounting firm, the determination of such independent accounting firm shall be binding on the Parties. Except as provided below, the cost of this audit shall be borne by the auditing Party, unless the audit reveals a variance of more than the greater [***] or [***] from the reported amounts for the inspected period, in which case the audited Party shall bear the cost of the audit. If such audit concludes that (i) additional amounts were owed by the audited Party, the audited Party shall pay the additional amounts, with interest from the date originally due at a rate of [***] the monthly IRS Applicable Federal Rates (Short Term) (or the maximum rate permitted by Applicable Law, whichever is less), or (ii) excess payments were made by the audited Party, the auditing Party shall, at its election, reimburse such excess payments or elect that such excess payments shall be offset against future payments due to the auditing Party under this Agreement, in either case ((i) or (ii)), within [***] after the date on which such audit is completed by the auditing Party.

9.6       Confidentiality. The receiving Party shall treat all information subject to review under this Article 9 in accordance with the confidentiality provisions of Article 11 and the Parties shall enter into a reasonably acceptable confidentiality agreement with the independent accountant obligating such accountant to retain all such financial information in confidence pursuant to such confidentiality agreement.

9.7         No Other Compensation. Each Party hereby agrees that the terms of this Agreement fully define all consideration, compensation and benefits, monetary or otherwise, to be paid, granted or delivered by one (1) Party to the other Party in connection with the transactions subject to this Agreement. Neither Party previously has paid or entered into any other commitment to pay, whether orally or in writing, any of the other Party’s employees, directly or indirectly, any consideration, compensation or benefits, monetary or otherwise, in connection with the transaction contemplated herein.

ARTICLE 10
INTELLECTUAL PROPERTY

10.1    Ownership of Intellectual Property. For purposes of this Agreement, the determination of Information or inventions being conceived, discovered, developed, or otherwise made shall be in accordance with U.S. inventorship or equivalent laws.

10.1.1     Caritas Intellectual Property. [***].

10.1.2     Amber Intellectual Property. [***].

10.1.3     Joint Intellectual Property. [***].

10.1.4     Caritas Core Intellectual Property. [***].

10.1.5   Assignment and Disclosure Obligation. Each Party shall cause all employees who perform activities for such Party under this Agreement to be under an obligation to assign their rights in any Information and inventions resulting therefrom to such Party. For clarity, the requirements of Sections 7.4 and 15.15 shall apply to each Party’s use of Third Party Providers, Affiliates and/or Sublicensees, to perform activities for such Party under this Agreement.

10.2       Maintenance and Prosecution of Patents. As between the Parties, with respect to patents arising [***]:

10.2.1     Assignment of Controlling Party.

(a)          Caritas Patents. [***].

(b)          Amber Patents; and Joint Program Patents. [***].

10.2.2    Controlling Party. [***].

10.2.3     Step In Rights. [***].

10.2.4    Patent Working Group. The Parties shall establish a patent working group (“Patent Working Group”) to the extent useful to facilitate cooperation with respect to Proscution and Maintenance activities contemplated by this Section 10.2 and coordination between the Parties with respect to such matters.

10.2.5    Patent Term Extension and Supplementary Protection Certificate. [***].

10.2.6    Patent Listings. [***].

10.2.7    Prosecution and Maintenance Costs. [***].

10.3       Enforcement of Patents.  Subject to Section 7.5.3 above and Section 10.8 below:

10.3.1     Notice. Each Party shall promptly notify the other Party in writing of [***].

10.3.2     Prosecuted Infringements.

(a)          First Right. [***].

(b)          Backup Enforcement Rights. [***].

(c)          Coordination of Enforcement Rights and Non-Enforcing Party Participation Rights. [***].

10.3.3     Cooperation; Settlement. [***].

10.3.4    Expenses. [***].

10.3.5    Recovery. [***].

10.4       Infringement Claims by Third Parties. [***].

10.5       Invalidity or Unenforceability Defenses or Actions. Subject to Section 7.5.3 above and Section 10.8 below:

10.5.1     Notice. Each Party shall promptly notify the other Party in writing [***].

10.5.2    [***].

10.5.3    Cooperation. [***].

10.5.4    [***].

10.6       Product Trademarks.

10.6.1    Ownership and Prosecution of Product Trademarks. [***].

10.6.2    Enforcement of Product Trademarks. [***].

10.6.3     Third Party Claims. [***].

10.6.4    Notice and Cooperation. Each Party shall provide to the other Party prompt written notice of any actual or threatened infringement of the Product Trademarks in the Territory and of any actual or threatened claim that the use of the Product Trademarks in the Territory violates the rights of any Third Party. Each Party agrees to cooperate fully with the other Party with respect to any enforcement action or defense commenced pursuant to this Section 10.6.

10.6.5    [***].

10.7       Inventor’s Remuneration. [***].

10.8       [***].

ARTICLE 11
CONFIDENTIALITY AND NON-DISCLOSURE

11.1       Confidentiality Obligations. At all times during the Term and for a period of [***] following termination or expiration of this Agreement in its entirety, each Party shall, and shall cause its officers, directors, employees and agents to, keep confidential and not publish or otherwise disclose to a Third Party and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party in connection with this Agreement, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary or useful for the performance of such Party’s obligations, or the exercise of rights expressly granted to such Party under, this Agreement. Notwithstanding the foregoing, to the extent the receiving Party can demonstrate by documentation or other competent proof, the confidentiality and non-use obligations under this Section 11.1 with respect to any Confidential Information shall not include any information that:

11.1.1     has been published by a Third Party or otherwise is or becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the receiving Party;

11.1.2    is in the receiving Party’s possession prior to disclosure by the disclosing Party, to the extent the receiving Party has the right to use and disclose such information;

11.1.3    is subsequently lawfully received by the receiving Party from a Third Party, to the extent the receiving Party has the right to use and disclose such information without breach of any agreement between such Third Party and the disclosing Party;

11.1.4     is published or otherwise generally made available to Third Parties by the disclosing Party without restriction on disclosure; or

11.1.5     is independently developed by or for the receiving Party without reference to, or use or disclosure of, the disclosing Party’s Confidential Information.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination is in the public domain or in the possession of the receiving Party.

11.2       Permitted Disclosures. Each Party may disclose Confidential Information to the extent that such disclosure is:

11.2.1     in the reasonable opinion of the receiving Party’s legal counsel, required to be disclosed pursuant to law, regulation or a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental body of competent jurisdiction, (including by reason of filing with securities regulators, but subject to Section 11.4); provided, that the receiving Party shall, unless otherwise prohibited, first have given advanced written notice (and to the extent possible, at least [***] notice) to the disclosing Party and (other than with regard to disclosures to securities regulators or to comply with applicable securities law, which disclosures are covered in Section 11.4) give the disclosing Party a reasonable opportunity to take whatever action it deems necessary to protect its Confidential Information. In the event that no such protective order or other remedy is obtained, or the disclosing Party waives compliance with the terms of this Agreement, the receiving Party shall furnish only that portion of Confidential Information which the receiving Party is advised by counsel is legally required to be disclosed;

11.2.2    made by or on behalf of the receiving Party to the Regulatory Authorities in connection with any filing, application or request for Regulatory Approval in accordance with the terms of this Agreement; provided, that reasonable measures shall be taken to assure confidential treatment of such Confidential Information to the extent practicable and consistent with Applicable Law;

11.2.3     [***];

11.2.4     made to its or its Affiliates’ financial and legal advisors who have a need to know such disclosing Party’s Confidential Information and are either under professional codes of conduct giving rise to expectations of confidentiality and non-use or under written agreements of confidentiality and non-use, in each case, substantially similar to the obligations of confidentiality and non-use of the receiving Party pursuant to this Article 11;

11.2.5     [***];

11.2.6     [***]; or

11.2.7    a disclosure of the terms of this Agreement, which is made only on a need-to-know basis, to Persons who are subject to obligations of confidentiality and non-use substantially similar to the obligations of confidentiality and non-use in this Article 11.

For any disclosures made by the receiving Party pursuant to Sections 11.2.4 through 11.2.7, the receiving Party shall remain responsible for any failure of the relevant Person to treat such Confidential Information as required under this Article 11.

11.3       Use of Name. Except as expressly provided in this Agreement, neither Party shall mention or otherwise use the name, logo, or Trademark of the other Party or any of its Affiliates (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material, website, or other form of publicity, without the prior written approval of such other Party. Notwithstanding the foregoing, the restrictions imposed by this Section 11.3 shall not prohibit either Party from making any disclosure identifying the other Party that, in the opinion of the disclosing Party’s counsel, is required by Applicable Law (including stock exchange rules); provided, that such Party shall submit the proposed disclosure identifying the other Party in writing to the other Party as far in advance as reasonably practicable (and in no event less than [***] prior to the anticipated date of disclosure unless such proposed disclosure is required under Applicable Law, or the rules of an applicable securities exchange, in each case to be made in [***] or less) so as to provide a reasonable opportunity to comment thereon.

11.4     Public Announcements. Neither Party shall issue any other public announcement, press release, or other public disclosure regarding this Agreement or the Parties’ activities hereunder without the other Party’s prior written consent (which shall not be unreasonably withheld, delayed, or conditioned), except for any such disclosure regarding exercise by Amber of any Option, or any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed, or is otherwise expressly permitted in accordance with this Article 11. In the event a Party desires to make a public announcement regarding the exercise of any Option or that is, in the opinion of its counsel, required by Applicable Law or the rules of a stock exchange on which its securities are listed to make such a public disclosure, such Party shall submit the proposed disclosure in writing to the other Party as far in advance as reasonably practicable (and in no event less than [***] prior to the anticipated date of disclosure, unless such proposed disclosure is required under Applicable Law, or the rules of an applicable securities exchange, in each case to be made in [***] or less) so as to provide a reasonable opportunity to comment thereon.

11.5       Publications. [***].

11.6       Prior Confidentiality. Any Information disclosed by a Party or its Affiliate to the other Party or its Affiliate prior to the Effective Date under that certain Confidentiality Agreement between Amicus Therapeutics, Inc. and ARYA Sciences Acquisition Corp IV dated July 19, 2021 shall be deemed to have been disclosed under this Agreement, and covered by the provisions of this Article 11.

11.7       Survival. All Confidential Information shall continue to be subject to the terms of this Agreement for the period set forth in Section 11.1.

ARTICLE 12
REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1       Mutual Representations and Warranties. Caritas and Amber each represents and warrants to the other, as of the [***], as follows:

12.1.1    Organization. It is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver, and perform its obligations under this Agreement.

12.1.2    Authorization. The execution and delivery of this Agreement and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action, and do not violate (a) such Party’s charter documents, bylaws, or other organizational documents, (b) in any material respect, any agreement, instrument, or contractual obligation to which such Party is bound, (c) any requirement of any Applicable Law existing as of the Effective Date and applicable to such Party, or (d) any order, writ, judgment, injunction, decree, determination, or award of any court or governmental agency in effect as of the Effective Date and applicable to such Party.

12.1.3    Binding Agreement. This Agreement is a legal, valid, and binding obligation of such Party enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, or other laws of general application affecting the enforcement of creditor rights, judicial principles affecting the availability of specific performance, and general principles of equity (whether enforceability is considered a proceeding at law or equity).

12.1.4    No Inconsistent Obligation. It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any material respect with the terms of this Agreement.

12.2       Additional Covenants of Caritas. Caritas covenants to Amber as follows:

12.2.1     During the Term, Caritas shall (a) use Commercially Reasonable Efforts [***].

12.2.2     [***].

12.2.3     [***].

12.2.4    During the Term, neither Caritas nor any of its Affiliates will enter into any assignment, transfer, license, conveyance or encumbrance of, or otherwise assign, transfer, license, convey or encumbered its right, title, or interest in or to the Caritas Technology or grant any such right, title, or interest to any Person that would cause such Caritas Technology to be no longer “Controlled” by Caritas for the purpose of the rights and licenses granted to Amber under this Agreement, or is otherwise inconsistent with the rights and licenses granted to Amber under this Agreement.

12.2.5    If, during the Term, Caritas, or any of its employees (and to the extent Caritas is aware of the situation, its agents performing hereunder), become or are the subject of a proceeding that could lead to a Person becoming, as applicable, a Debarred Entity or Debarred Individual, an Excluded Entity or Excluded Individual or a Convicted Entity or Convicted Individual, Caritas shall promptly notify Amber, and Amber shall have the option, at its sole discretion, to prohibit such Person from performing work under this Agreement. For purposes of this provision, the following definitions shall apply:

(a)          A “Debarred Individual” is an individual who has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b) from providing services in any capacity to a Person that has an approved or pending drug or biological product application.

(b)          A “Debarred Entity” is a corporation, partnership or association that has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b) from submitting or assisting in the submission of any abbreviated drug application, or a subsidiary or affiliate of a Debarred Entity.

(c)          An “Excluded Individual” or “Excluded Entity” is (A) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal health care programs such as Medicare or Medicaid by the Office of the Inspector General (OIG/HHS) of the U.S. Department of Health and Human Services, or (B) is an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration (GSA).

(d)          A “Convicted Individual” or “Convicted Entity” is an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 21 U.S.C. §335a (a) or 42 U.S.C. §1320a - 7(a), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

12.2.6   Caritas shall be responsible for tracking and reporting transfers of value initiated and controlled by its employees, contractors, and agents pursuant to the requirements of the marketing reporting laws of any government authority in the Territory, including Section 6002 of the Patient Protection and Affordable Care Act (as amended), commonly referred to as the “Sunshine Act”.

12.3       Additional Covenants of Amber. Amber covenants to Caritas as follows:

12.3.1     During the Term, Amber shall (a) use Commercially Reasonable Efforts to [***].

12.3.2     [***].

12.3.3     [***].

12.3.4    During the Term, neither Amber nor any of its Affiliates will enter into any assignment, transfer, license, conveyance or encumbrance of, or otherwise assign, transfer, license, convey or encumbered its right, title, or interest in or to the Amber Technology or grant any such right, title, or interest to any Person that that would cause such Amber Technology to be no longer “Controlled” by Amber for the purpose of the rights and licenses granted to Caritas under this Agreement, or is otherwise inconsistent with the rights and licenses granted to Caritas under this Agreement.

12.3.5    If, during the Term, Amber or its Affiliates, or any of its or their respective employees (and to the extent Amber is aware of the situation, its or their respective agents performing hereunder), become or are the subject of a proceeding that could lead to a Person becoming, as applicable, a Debarred Entity or Debarred Individual, an Excluded Entity or Excluded Individual or a Convicted Entity or Convicted Individual, Amber shall promptly notify Caritas, and Caritas shall have the option, at its sole discretion, to prohibit such Person from performing work under this Agreement.

12.3.6    Amber shall be responsible for tracking and reporting transfers of value initiated and controlled by its employees, contractors, and agents pursuant to the requirements of the marketing reporting laws of any government authority in the Territory, including Section 6002 of the Patient Protection and Affordable Care Act (as amended), commonly referred to as the “Sunshine Act”.

12.4      DISCLAIMER OF WARRANTIES. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

ARTICLE 13
INDEMNITY

13.1      Indemnification of Caritas. Amber shall indemnify Caritas, its Affiliates and its and their respective directors, officers, employees, and agents (the “Caritas Indemnitees”) and defend and save each of them harmless, from and against any and all losses, damages, liabilities, penalties, costs, and expenses (excluding, for the avoidance of doubt, any Taxes, and including reasonable attorneys’ fees and expenses) (collectively, “Indemnified Losses”) in connection with any and all suits, investigations, claims, or demands of Third Parties (collectively, “Third Party Claims”) incurred by or rendered against the Caritas Indemnitees arising from or occurring as a result of:

(a)          the Development and/or Commercialization of Gene Therapy Candidates included in a Collaboration Program by or under the authority of Amber; or

(b)          the Development, Manufacture, and/or Commercialization of (i) the Future Gene Therapy Candidates proposed by Amber prior to Caritas’ exercise of its Option or which Caritas does not exercise its Option, in each case, by or under the authority of Amber either during the Term or after the termination of this Agreement;

(c)          the negligence, reckless conduct, willful misconduct, fraud or violation of Applicable Law on the part of Amber or its Affiliates or their respective directors, officers, employees, and agents in performing its or their obligations under this Agreement;

(d)          a breach by Amber of this Agreement, including any breach of a representation, warranty or covenant by Amber made under Article 12;

except in the case of clauses 13.1(a) through (d), for those Indemnified Losses for which Caritas, in whole or in part, has an obligation to indemnify Amber pursuant to Section 13.2 hereof, as to which Indemnified Losses each Party shall indemnify the other to the extent of their respective liability for such Indemnified Losses.

13.2      Indemnification of Amber. Caritas shall indemnify Amber, its Affiliates and its and their respective directors, officers, employees, and agents (the “Amber Indemnitees”), and defend and save each of them harmless, from and against any and all Indemnified Losses in connection with any and all Third Party Claims incurred by or rendered against the Amber Indemnitees arising from or occurring as a result of:

(a)          the Development of Existing Gene Therapy Candidates included in a Collaboration Program by or under the authority of Caritas;

(b)          the Development, Manufacture, and/or Commercialization of the Future Gene Therapy Candidates proposed by Caritas prior to Amber’s exercise of its Option or for which Amber does not exercise the Option, by or under the authority of Caritas either during the Term or after the termination of this Agreement;

(c)          the Manufacture of the Gene Therapy Candidates included in a Collaboration Program by or under the authority of Caritas either during the Term or after the termination of this Agreement;

(d)        the negligence, reckless conduct, willful misconduct, fraud or violation of Applicable Law on the part of Caritas or its Affiliates or its or their respective directors, officers, employees, and agents in performing its obligations under this Agreement;

(e)          a breach by Caritas of this Agreement, including any breach of a representation, warranty or covenant by Caritas made under Article 12.

except, in the case of clauses (a) through (e) above for those Indemnified Losses for which Amber, in whole or in part, has an obligation to indemnify Caritas pursuant to Section 13.1 hereof, as to which Indemnified Losses each Party shall indemnify the other to the extent of their respective liability for the Indemnified Losses.

13.3       Certain Indemnified Losses. Any Indemnified Losses and all Out-of-Pocket Costs incurred by a Party to conduct its indemnification obligations under Section 13.1 or 13.2, (other than those Indemnified Losses and Out-of-Pocket Costs that result from [***], in connection with any Third Party Claim brought against either Party resulting directly or indirectly from (a) [***]; (b) [***]; or (c) [***]. If either Party learns of any Third Party Claim with respect to Indemnified Losses covered by this Section 13.3, such Party shall provide the other Party with prompt written notice thereof. The Parties shall confer with respect to how to respond to such Third Party Claim and how to handle such Third Party Claim in an efficient manner. In the absence of such an agreement, each Party shall have the right to take such action as it deems appropriate.

13.4       Notice of Claim. All indemnification claims in respect of a Party, its Affiliates, or their respective directors, officers, employees and agents shall be made solely by such Party to this Agreement (the “Indemnified Party”). The Indemnified Party shall give the indemnifying Party prompt written notice (an “Indemnification Claim Notice”) of any Indemnified Losses or discovery of fact upon which such Indemnified Party intends to base a request for indemnification under this Article 13, but in no event shall the indemnifying Party be liable for any Indemnified Losses to the extent such Indemnified Losses arise from any delay in providing such notice. Each Indemnification Claim Notice must contain a description of the claim and the nature and amount of such Indemnified Loss (to the extent that the nature and amount of such Indemnified Loss is known at such time). The Indemnified Party shall furnish promptly to the indemnifying Party copies of all papers and official documents received in respect of any Indemnified Losses and Third Party Claims.

13.5       Control of Defense.

13.5.1    In General. Subject to the provisions of Sections 10.4, 10.5, and 10.6, at its option, the indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within [***] after the indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the indemnifying Party shall not be construed as an acknowledgment that the indemnifying Party is liable to indemnify the Indemnified Party in respect of the Third Party Claim, nor shall it constitute a waiver by the indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification. Upon assuming the defense of a Third Party Claim, the indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the indemnifying Party which shall be reasonably acceptable to the Indemnified Party. In the event the indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall immediately deliver to the indemnifying Party all original notices and documents (including court papers) received by the Indemnified Party in connection with the Third Party Claim. Should the indemnifying Party assume the defense of a Third Party Claim, except as provided in Section 13.5.2, the indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of the Third Party Claim unless specifically requested in writing by the indemnifying Party. In the event that it is ultimately determined that the indemnifying Party is not obligated to indemnify, defend or hold harmless the Indemnified Party from and against the Third Party Claim, the Indemnified Party shall reimburse the indemnifying Party for any Indemnified Losses incurred by the indemnifying Party in its defense of the Third Party Claim.

13.5.2   Right to Participate in Defense. Without limiting Section 13.5.1, any Indemnified Party shall be entitled to participate in, but not control, the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided, that such employment shall be at the Indemnified Party’s own expense unless (a) the employment thereof, and the assumption by the indemnifying Party of such expense, has been specifically authorized by the indemnifying Party in writing, (b) the indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 13.5.1 (in which case the Indemnified Party shall control the defense), or (c) the interests of the Indemnified Party and the indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under Applicable Law, ethical rules or equitable principles.

13.5.3    Settlement. With respect to any Indemnified Losses relating solely to the payment of money damages in connection with a Third Party Claim and that shall not result in the Indemnified Party’s becoming subject to injunctive or other relief or otherwise adversely affect the business of the Indemnified Party in any manner, and as to which the indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnified Party hereunder, the indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Indemnified Loss, on such terms as the indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Indemnified Losses in connection with Third Party Claims, where the indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 13.5.1, the indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Indemnified Loss; provided, that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed, or conditioned). If the indemnifying Party does not assume and conduct the defense of a Third Party Claim as provided above, the Indemnified Party may defend against such Third Party Claim. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, no Indemnified Party shall admit any liability with respect to, or settle, compromise or dispose of, any Third Party Claim in a manner that would have a material adverse effect on the Indemnified Party or admit wrongdoing on behalf of the Indemnified Party, without the prior written consent of the indemnifying Party. The indemnifying Party shall not be liable for any settlement, compromise or other disposition of an Indemnified Loss by an Indemnified Party that is reached without the written consent of the indemnifying Party.

13.5.4    Cooperation. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall, and shall cause each indemnitee to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making Indemnified Parties and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the indemnifying Party shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.

13.5.5    Expenses. Except as provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any Third Party Claim shall be reimbursed on a Calendar Quarter basis in arrears by the indemnifying Party, without prejudice to the indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

13.6     Special, Indirect, and Other Losses. EXCEPT [***], NEITHER PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING LOSS OF PROFITS OR BUSINESS INTERRUPTION (TO THE EXTENT THE SAME ARE CONSEQUENTIAL DAMAGES), HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, WHETHER IN CONTRACT, TORT, NEGLIGENCE, BREACH OF STATUTORY DUTY OR OTHERWISE IN CONNECTION WITH OR ARISING IN ANY WAY OUT OF THE TERMS OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE USE OF A GENE THERAPY CANDIDATE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

ARTICLE 14
TERM AND TERMINATION

14.1       Term. This Agreement shall commence on the Effective Date and, unless earlier terminated as set forth below, shall continue in force and effect with respect to each Collaboration Program for so long as a Gene Therapy Candidate within at least one Collaboration Program is being Developed or Commercialized pursuant to this Agreement (such period, the “Term”).

14.2     Termination for Material Breach. If either Party (the “Non-Breaching Party”) believes that the other Party (the “Breaching Party”) has materially breached this Agreement, then the Non-Breaching Party may deliver notice of such material breach to the Breaching Party (a “Default Notice”). If the Breaching Party does not dispute that it has committed a material breach of this Agreement and the Breaching Party fails to cure or remedy such breach within [***] after receipt of the Default Notice (or if such breach pertains to a failure to make any payments under this Agreement, within [***] after receipt of the Default Notice), the Non-Breaching Party may terminate this Agreement upon written notice to the Breaching Party; [***].

14.3       For Convenience. Beginning after the [***] of the Effective Date, Amber may terminate this Agreement: (a) in its entirety; or (b) with respect to a particular Collaboration Program(s), for any or no reason, upon [***] prior written notice to Caritas.

14.4      Termination for Financial Distress. Either Party may terminate this Agreement in its entirety at any time during the Term by giving written notice to the other Party if the other Party files in any court or agency pursuant to any statute or regulation of any state or country a petition in bankruptcy or insolvency or for reorganization or for an arrangement for the appointment of a receiver or trustee for the other Party or its assets, or if the other Party is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed with [***] after the filing thereof, or if the other Party makes a general assignment for the benefit of creditors.

14.5        [***]. [***].

14.6     Termination for a Material Safety Event. If a Material Safety Event occurs with respect to a Gene Therapy Candidate included in a Collaboration Program, following a discussion with the JSC, either Party may terminate this Agreement with respect to such Collaboration Program upon [***] prior written notice to the other Party. For such purposes a “Material Safety Event” means an event [***].

14.7      Effects of Termination.  In the event of a termination of this Agreement in its entirety or with respect to a Collaboration Program (each such terminated Collaboration Program (including all Gene Therapy Candidates included in such terminated Collaboration Program) or, if this Agreement is terminated in its entirety, all Collaboration Programs and Gene Therapy Candidates, “Terminated Program(s)”) by a Party pursuant to Section 14.2, 14.3, 14.4 [***], and subject to Section 14.8 and Section 14.9, the applicable provisions of this Section 14.7 below shall apply:

14.7.1    Effects of Termination by Amber for Convenience or by Caritas for Cause.  Upon any termination by Amber pursuant to Section 14.3 or termination by Caritas pursuant to Section 14.2, Section 14.4 [***], the following will apply solely with respect to any Terminated Program(s):

(a)          Termination of Licenses.  All rights and licenses granted by Caritas under Article 7, and all obligations of Amber with respect thereto, shall immediately terminate with respect to the Terminated Program(s), except that the rights and licenses granted by Caritas to Amber pursuant to Section 7.1.2 shall survive; and all rights and licenses granted by Amber under Article 7, and all obligations of Caritas with respect thereto, shall immediately terminate with respect to the Terminated Program(s), except to the extent necessary for Amber to fulfill its obligations pursuant to this Section 14.7.1;

(b)          New Licenses.  Amber shall, and hereby does effective as of the effective date of termination, grant to Caritas: (i) an [***] license in the Territory, with the right to grant multiple tiers of sublicenses, under Amber Know-How and Amber’s interest in any Joint Program Know-How (including any such Amber Know-How or Joint Program Know-How generated in the performance of activities conducted pursuant to this Section 14.7.1), in each case, [***] the Development, Manufacture or Commercialization of Gene Therapy Candidates included in a Terminated Program(s) prior to the effective date of such termination (“Amber Unblocking Know-How”); and (B) an [***] license in the Territory, with the right to grant [***], under Amber Patents and Amber’s interest in Joint Program Patents, in each case, that are [***] Develop, Manufacture or Commercialize any Gene Therapy Candidates included in a Terminated Program(s) (collectively, the “Amber Unblocking Patents”), and such licenses and rights under the Amber Unblocking Know-How and Amber Unblocking Patents[***].  [***]:

(i)	[***].

(ii)	[***].

(iii)	[***].

(c)	[***].

(d)	[***].

(e)	Transition Assistance.

(i)	[***].

(ii)	[***].

(iii)	[***].

(f)	Cooperation. [***].

14.7.2   Effects of Termination by Amber for Cause.  Upon any termination by Amber pursuant to Section 14.2, Section 14.4 [***], the following will apply solely with respect to the Terminated Program(s):

(a)          Licenses.  All rights and licenses granted by Caritas under Article 7, and all obligations of Amber with respect thereto, shall immediately terminate with respect to the Terminated Program(s), except that the rights and licenses granted by Caritas to Amber pursuant to Section 7.1.2 shall survive; and all rights and licenses granted by Amber under Article 7, and all obligations of Caritas with respect thereto, shall immediately terminate with respect to the Terminated Program(s), except to the extent necessary for Caritas to fulfill its obligations pursuant to this Section 14.7.2;

(b)          New Licenses.  Caritas shall, and hereby does effective as of the effective date of termination, grant to Amber: (x) an [***] license in the Territory, with the right to grant multiple tiers of sublicenses, under Caritas Know-How and Caritas’ interest in any Joint Program Know-How (including any such Caritas Know-How and Joint Program Know-How generated in the performance of activities conducted pursuant to this Section 14.7.2), in each case, [***] the Development, Manufacture or Commercialization of Gene Therapy Candidates included in a Terminated Program(s) prior to the effective date of such termination (“Caritas Unblocking Know-How”); and (y) an [***] license in the Territory, with the right to grant [***], under Caritas Patents and Caritas’s interest in any Joint Program Patent, in each case, [***] Develop, Manufacture and Commercialize Gene Therapy Candidates included in a Terminated Program(s) (collectively, the “Caritas Unblocking Patents”).  [***]:

(i)	[***].

(ii)	[***].

(c)	[***].

(d)	Transition Assistance. [***].

(e)	[***].

(f)	[***].

(g)	Cooperation. [***].

14.7.3     Effects of Termination for Material Safety Event.  In the event this Agreement is terminated with respect to a Collaboration Program by a Party pursuant to Section 14.6 and the non-terminating Party wishes to continue to advance the Terminated Program, the non-terminating Party shall provide notice thereof to the terminating Party prior to the expiration of the [***] period specified in Section 14.6, and thereafter the Parties shall [***].

14.8       Remedies.  Except as otherwise expressly provided herein, termination of this Agreement (either in its entirety or with respect to a Terminated Program(s)) in accordance with the provisions hereof shall not limit remedies that may otherwise be available in law or equity.

14.9      Accrued Rights; Surviving Obligations.  Termination or expiration of this Agreement (either in its entirety or with respect to a Terminated Program(s)) for any reason shall not relieve a Party from any obligations that accrued prior to such termination or expiration.  All rights and obligations of the Parties under this Agreement shall terminate on any expiration or termination of this Agreement in its entirety, except those described in the following provisions of this Agreement: [***]

ARTICLE 15
MISCELLANEOUS

15.1     Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, shortages, [***], war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, , or order, lockdown or other act by any governmental authority (except to the extent such delay results from the breach by the non-performing Party or any of its Affiliates of any term or condition of this Agreement) (such event, a “Force Majeure Event”). The non-performing Party shall notify the other Party of such Force Majeure Event within [***] after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use diligent efforts to remedy its inability to perform. In the event [***]. [***].

15.2       Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on the Parties from time to time. Each Party agrees that it will not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.

15.3      Acquisition, Change in Control, Assignment. Without the prior written consent of the other Party, neither Party shall sell, transfer, assign, delegate (except as expressly permitted under this Agreement), pledge, or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, that (a) either Party may make such an assignment without the other Party’s consent to (i) [***], (ii) [***]. Any attempted assignment or delegation in violation of this Section 15.3 shall be void and of no effect. All validly assigned and delegated rights and obligations of the Parties hereunder shall be binding upon and inure to the benefit of and be enforceable by and against the successors and permitted assigns of Caritas or Amber, as the case may be. The permitted assignee or transferee shall assume all obligations of its assignor or transferor under this Agreement. Without limiting the foregoing, the grant of rights set forth in this Agreement shall be binding upon any successor or permitted assignee of a Party, and the obligations of the other Party, including the payment obligations, shall run in favor of any such successor or permitted assignee of such Party’s benefits under this Agreement.

15.3.1     [***].

15.4       Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid, and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and reasonably acceptable to the Parties. To the fullest extent permitted by Applicable Law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid, or unenforceable in any respect. In the event a Party seeks to avoid a provision of this Agreement by asserting that such provision is invalid, illegal or otherwise unenforceable, the other Party shall have the right to terminate this Agreement upon [***] prior written notice to the asserting Party, unless such assertion is eliminated and the effect of such assertion cured within such [***] period.  Any termination in accordance with the foregoing shall be deemed a termination of this Agreement in its entirety pursuant to Section 14.3 if the Party who made the assertion was Amber, and shall be deemed a termination of this Agreement in its entirety under Section 14.2 by reason of a breach by Caritas, if Caritas is the Party who made such assertion.

15.5       Governing Law, Jurisdiction and Service.

15.5.1    Governing Law. This Agreement or the performance, enforcement, breach or termination hereof shall be interpreted, governed by and construed in accordance with the laws of the State of [***], United States, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction; provided, that all questions concerning (a) determination of whether Information and inventions are conceived, discovered, developed, or otherwise made by a Party for the purpose of allocating proprietary rights (including Patent, copyright or other intellectual property rights) therein, shall, for purposes of this Agreement, be made in accordance with Applicable Law in the United States and (b) the construction or effect of Patents shall be determined in accordance with the laws of the country or other jurisdiction in which the particular Patent has been filed or granted, as the case may be. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

15.5.2       Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 15.7 shall be effective service of process for any action, suit, or proceeding brought against it under this Agreement in any such court.

15.6      Dispute Resolution. Except for disputes resolved by the procedures set forth in Section 2.4.6 or 15.10 or for which either Party has final decision-making authority as provided in Section 2.4.6, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 15.6.

15.6.1    General. Any Dispute shall first be referred to the CEOs of the Parties, who shall confer in good faith on the resolution of the issue. Any final decision mutually agreed to by the CEOs shall be conclusive and binding on the Parties. If the CEOs are not able to agree on the resolution of any such issue within [***] (or such other period of time as mutually agreed by the CEOs) after such issue was first referred to them, then, [***], either Party may, by written notice to the other Party refer such matter to arbitration as specified in Section 15.6.3 or Section 15.6.4, as applicable.

15.6.2   Intellectual Property Disputes. In the event that a Dispute arises with respect the validity, scope, enforceability, inventorship or ownership of any Patent, Trademark or other intellectual property rights, and such Dispute cannot be resolved in accordance with Section 15.6.1, unless otherwise agreed by the Parties in writing, such Dispute shall not be submitted to arbitration in accordance with Section 15.6.3 and instead, either Party may initiate litigation in a court of competent jurisdiction, notwithstanding Section 15.5, in any country or other jurisdiction in which such rights apply.

15.6.3   Arbitration.  Any Dispute arising with respect to the interpretation, validity, breach, termination or enforcement of this Agreement (including the arbitrability of any such Dispute) shall, upon written notice by either Party to the other Party, be submitted for resolution by final, binding arbitration in the manner described in this Section 15.6.3 or Section 15.6.4 below, as applicable.

(a)          Conduction of the Arbitration.  Any arbitration pursuant to this Section 15.6.3 or Section 15.6.4 below, as applicable, shall be pursuant to the Arbitration Rules of the Judicial Arbitration and Administrations Services, Inc. (or any successor entity thereof, “JAMS”), except as modified by this Section 15.6.3 or Section 15.6.4 below, as applicable.  The arbitration shall be conducted by a panel of three (3) arbitrators, which will be selected in accordance with selection procedure set forth in Rule 15 of the JAMS Comprehensive Arbitration Rules and Procedures; provided that such selection shall be completed no later than [***] after notice of a demand for arbitration under this Section 15.6.3.  The arbitrators shall have the right to engage one or more experts with experience in the subject matter of the Dispute to advise the arbitrators in reaching their decision.

(b)          Arbitration Proceedings.  Except as otherwise provided in Section 15.6.4 below, the Parties and the arbitrators shall use diligent efforts to complete any such arbitration, including the issuance of the arbitrators’ final decision, within [***] after the appointment of the arbitrators.  The arbitrators shall determine what discovery will be permitted, consistent with the goal of limiting the cost and time which the Parties must expend for discovery; provided that the arbitrators shall permit such discovery as they deem necessary to permit an equitable resolution of the Dispute.  The arbitration proceedings and all pleadings, responses and evidence shall be in the English language.

(c)         Decision of the Arbitrators.  The Parties agree that decision and/or award rendered by the arbitrators shall be the sole, exclusive and binding remedy between them regarding any Dispute presented to the arbitrators.  Any decision and/or award of the arbitrators may be entered in any court of competent jurisdiction for judicial recognition of the decision and an order of enforcement.  The arbitration proceedings and the decision of the arbitrators shall not be made public without the joint consent of the Parties, and each Party shall maintain the confidentiality of such proceedings and decision unless each Party otherwise agrees in writing or the arbitrators determine on a case by case basis that such disclosure is appropriate under the circumstances; provided that either Party may make such disclosures as are permitted for Confidential Information of the other Party under Article 11 above.

(d)        Location; Costs.  Unless otherwise mutually agreed by the Parties, the arbitration proceeding shall be conducted in Philadelphia, State of Pennsylvania, U.S.A.  The Parties agree that they shall share equally the cost of the arbitration filing and hearing fees, the cost of the independent expert(s) retained by the arbitrators, and the cost of the arbitrators and administrative fees of JAMS.  Each Party shall bear its own costs and attorneys’ and witnesses’ fees and associated costs and expenses. Any disputes with respect to the costs and expenses of the arbitration shall be governed by JAMS Comprehensive Arbitration Rules and Procedures.

15.6.4     Certain Disputes.  [***]:

(a)          [***].

(b)          [***].

15.6.5   Jurisdiction. If applicable subject to this Section 15.6, each of the Parties hereby submits to the jurisdiction of the [***] in any proceeding arising out of or relating to this Agreement, agrees not to commence any suit, action or proceeding relating thereto except in such court, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient jurisdiction. Any rights to trial by jury with respect to any suit, action, proceeding or claim (whether based upon contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement hereunder are expressly and irrevocably waived by each of the Parties.

15.6.6    Interim Relief. Notwithstanding anything herein to the contrary, nothing in this Section 15.6 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a Dispute, if necessary to protect the interests of such Party. This Section 15.6.6 shall be specifically enforceable.

15.7       Notices.

15.7.1    Notice Requirements. Any notice, request, demand, waiver, consent, approval, or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if (a) delivered by hand, (b) sent by facsimile transmission (with complete transmission confirmed), or (c) by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 15.7.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 15.7.1. Such notice shall be deemed to have been given as of the date delivered by hand or transmitted by facsimile or electronic mail (with complete transmission confirmed) or on the second Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. Any notice delivered by facsimile or electronic mail shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Section 15.7.1 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

15.7.2     Address for Notice.

If to Amber, to:

Amicus Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104
Attention: Chief Legal Officer
Email: GCOffice@amicusrx.com

with a further copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich and Rosati P.C.
12235 El Camino Real, Suite 200
San Diego, California 92130
Attention: Miranda Biven
E-mail: mbiven@wsgr.com

If to Caritas, to:

Caritas Therapeutics, LLC
3675 Market Street
Philadelphia, Pennsylvania 19104
Attention: [_____]
Email: [_____]

with a copy (which shall not constitute notice) to:

[_____]
[_____]
[_____]
[_____]
[_____]

15.8       Entire Agreement; Amendments. This Agreement, together with the Schedules attached hereto, sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises, and representations, whether written or oral, with respect thereto are superseded hereby (including that certain Confidentiality Agreement between Amicus Therapeutics, Inc. and ARYA Sciences Acquisition Corp IV dated July 19, 2021).  No amendment, modification, release, or discharge shall be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.

15.9       English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

15.10    Equitable Relief. Each Party acknowledges and agrees that the restrictions set forth in [***] are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such restrictions, and that any breach or threatened breach of any provision of such Section or Articles may result in irreparable injury to such other Party for which there may be no adequate remedy at law. In the event of a breach or threatened breach of any provision of such Section or Articles, the non-breaching Party shall be authorized and entitled to seek from any court of competent jurisdiction injunctive relief, whether preliminary or permanent and specific performance. Nothing in this Section 15.10 is intended, or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

15.11     Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party hereto of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by Applicable Law or otherwise available except as expressly set forth herein.

15.12     No Benefit to Third Parties. Except as provided in Article 13, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.

15.13     Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents, and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

15.14     Relationship of the Parties. It is expressly agreed that Caritas, on the one hand, and Amber, on the other hand, shall be independent contractors and that the relationship between the Parties shall not constitute one or more partnerships, joint venture, or agency, including for all tax purposes[***]; provided, that for the avoidance of doubt, the foregoing shall not be construed to give any Party the power or authority to act for, bind, or commit the other. Neither Caritas, on the one hand, nor Amber, on the other hand, shall have the authority to make any statements, representations, or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

15.15       Performance by Affiliates And Sublicensees. [***].

15.16       Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement are intended to be, and shall otherwise be deemed to be, licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code for purposes of Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”) or any analogous provisions in any other country or jurisdiction. The Parties agree that the licensee of such intellectual property under this Agreement shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code, or any analogous provisions in any other country or jurisdiction. If a bankruptcy proceeding is commenced by or against either Party under the Bankruptcy Code or any analogous provisions in any other country or jurisdiction, the non-debtor Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property licensed hereunder, and embodiments of such intellectual property, which, if not already in the non-debtor Party’s possession, shall be delivered to the non-debtor Party within [***] of such request; provided, that the debtor Party is excused from its obligation to deliver such intellectual property to the extent the debtor Party continues to perform all of its obligations under this Agreement and this Agreement has not been rejected pursuant to the Bankruptcy Code or any analogous provision in any other country or jurisdiction.

15.17     Counterparts; Facsimile Execution. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. This Agreement may be executed by facsimile or electronically transmitted signatures and such signatures shall be deemed to bind each Party hereto as if they were original signatures.

15.18      References. Unless otherwise specified, (a) references in this Agreement to any Article, Section or Schedule shall mean references to such Article, Section or Schedule of this Agreement, (b) references in any Section to any clause are references to such clause of such Section, and (c) references to any agreement, instrument, or other document in this Agreement refer to such agreement, instrument, or other document as originally executed or, if subsequently amended, replaced, or supplemented from time to time, as so amended, replaced, or supplemented and in effect at the relevant time of reference thereto.

15.19       Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders. Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend, or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including,” “include,” or “includes” as used herein shall mean “including, but not limited to,” and shall not limit the generality of any description preceding such term. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party hereto. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption will apply against the Party which drafted such terms and provisions.

[SIGNATURE PAGE FOLLOWS.]

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the Effective Date.

Caritas Therapeutics, LLC	Amicus Therapeutics, Inc.

By:	By:

Name:	Name:

Title:	Title:

[Signature Page to Co-Development and Commercialization Agreement]

[***]

[***]

[***]

[***]

[***]

[***]

Annex M

Exhibit F

Form of Transition Services Agreement

Exhibit F

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (the “Agreement”), dated as of [●], 202[●] (the “Effective Date”), is entered into by and between Amicus Therapeutics, Inc., a Delaware corporation (“Amber”) and Caritas Therapeutics, LLC, a Delaware limited liability company (the “Company”). Each of Amber and the Company are referred to herein individually as a “Party” and together as the “Parties.”

WHEREAS, pursuant to that certain Business Combination Agreement, dated as of September 29, 2021 (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, the “Combination Agreement”), Amber and its Affiliates sold, transferred, contributed, assigned, conveyed and delivered to the Company all of the assets, properties and rights related to the Business, as described therein;

WHEREAS, pursuant to the Combination Agreement and in connection with the transactions contemplated thereby, Amber and the Company shall enter into this Agreement in order to provide for the provision (i) from Amber and/or one or more of its Affiliates to the Company and/or one or more of its Affiliates and (ii) from the Company and/or one or more of its Affiliates to Amber and/or one or more of its Affiliates of certain transitional services in order to facilitate the orderly transition of the Business from Amber and/or one or more of its Affiliates to the Company and/or one or more of its Affiliates, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Party providing an applicable Service (as defined below) hereunder, as set forth in the Schedules to this Agreement, is referred to as “Provider” and the Party receiving an applicable Service hereunder, as set forth in the Services Schedules, is referred to as “Recipient”.

NOW, THEREFORE, in consideration of the foregoing promises and the mutual covenants, agreements, representations and warranties hereinafter set forth, and intending to be legally bound hereby, the Parties hereto hereby agree as follows.

1.               Definitions.

(a)            Capitalized Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Combination Agreement.

2.               Services and Associated Fees.

(a)            Services. From and after the Closing Date, Provider shall, or shall cause its Affiliates to, provide to Recipient and its Affiliates (i) the services set forth on Schedule A (where Amber is the Provider) or Schedule B (where the Company is the Provider), as applicable, including any other activities or tasks that are not specifically described on Schedule A or Schedule B, as applicable, but which are required for or are a necessary or inherent part of the proper performance or delivery of such services, and (ii) all services reasonably required to transition or migrate from the provision of the services set forth on Schedule A or Schedule B, as applicable, to Recipient, including data extraction and migration, knowledge transfer, and reasonable access to personnel and facilities (clauses (i) and (ii), collectively, the “Services”).

(b)            Omitted Services. Notwithstanding anything in this Agreement to the contrary, if during the ninety (90) day period immediately following the date of this Agreement (or promptly after a Recipient becomes aware of the need for an omitted service, to the extent a Recipient does not become aware of the need for a periodic service until after such first ninety (90) day period), (i) Company as Recipient identifies a service that was historically provided by Amber or its Affiliates in connection with the Business and such service was inadvertently omitted from Schedule A, then the Company may provide notice thereof to Amber and (ii) if Amber as Recipient identifies a service that was historically provided by the Company or its Affiliates and reasonably anticipated as of the date hereof to be necessary to continue to support any portion of the Retained Business and such service was inadvertently omitted from Schedule B, then Amber may provide notice thereof to the Company (any such omitted service as described in subclause (i) or (ii), an “Omitted Service”). Upon receipt of such notice from either Party, (x) where the Company is the Recipient, upon Amber’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), such Omitted Service shall be deemed to be a Service for purposes of this Agreement and Amber shall provide such Omitted Service to the Company, and (y) where Amber is the Recipient, upon the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), such Omitted Service shall be deemed to be a Service for purposes of this Agreement and the Company shall provide such Omitted Service to Amber; and in each of (x) and (y) the Company and Amber shall use commercially reasonable efforts to promptly meet to identify and document the scope and pricing for such Omitted Service and amend Schedule A or Schedule B, as applicable, to add such Omitted Service as a Service; provided that the pricing for such Omitted Services shall be no greater than the cost allocation to the Business or the Retained Business, as applicable, for such Omitted Service as provided immediately prior to the consummation of the transactions contemplated by the Combination Agreement.

(c)            Additional Services. The provision of any services not expressly set out in Schedule A or Schedule B or contemplated by Sections 2(a) or 2(b), as applicable, or outside the scope, nature frequency or volume of the Services as provided prior to the date of execution of the Combination Agreement (“Additional Services”) shall require the consent of Provider, such consent not to be unreasonably withheld, conditioned or delayed. If such consent is given, then the Parties shall promptly meet to identify and negotiate in good faith the scope and pricing for such Additional Service; provided, however, that the pricing for such Additional Service shall be no greater than Provider’s cost to provide such Additional Services, provided that the term for such Additional Service shall not extend beyond the longest term for the other Services on Schedule A or Schedule B, as applicable, as of the Effective Date. If the Parties agree on such terms, then they shall amend Schedule A or Schedule B, as applicable, to include such Additional Service as a Service hereunder. Except as set forth herein, the Parties acknowledge and agree that no services other than those specifically described in this Agreement will be provided by or on behalf of a Party unless otherwise agreed in writing by the Parties.

(d)            Change Requests. If Recipient wishes to make any material change to the scope, nature, frequency, amount or volume of the Services provided under this Agreement (including any increases in staffing levels, equipment acquisitions, investments, or capital or other expenditures), Recipient shall make a request to Provider, setting out in reasonable detail the change requested and the reason therefor. Provider shall promptly consider such request in good faith and to the extent it consents to such change or changes (such consent not to be unreasonably withheld, conditioned or delayed), Schedule A or Schedule B, as applicable, shall be amended accordingly.

(e)            Performance Standards. Provider and its Affiliates shall perform the Services in all cases in a professional and workmanlike manner with appropriate and qualified personnel. Without limiting the foregoing, Provider shall, or shall cause the its Affiliates to, use commercially reasonable efforts to provide the Services in a manner, and at a level of service (including with respect to quality, skill, performance, diligence and timeliness) in a manner generally consistent with how the services that are the same as such Services were provided to the Business during the 12-month period prior to the date of execution of the Combination Agreement and with (i) at least the same (and no less than a reasonable) standard of service (including with respect to quality, skill, performance, diligence, and timeliness) that Provider and its Affiliates provide their own respective businesses and (ii) substantially equal priority; provided that to the extent the manner, quality, or availability of the services have been adversely affected by restrictions or modifications put in place due to the COVID Event (as defined in Section 11(g)) pandemic and governmental and public health measures adopted in response thereto, then Provider shall resume performing to the pre-COVID Event service standards as promptly as reasonably feasible after any public health measures permit the same to occur.

(f)             Services Fees. Recipient shall pay to Provider in arrears the actual costs directly incurred by Provider in connection with the Services, with no margin or markup (“Service Fees”), which costs shall be no greater than the cost allocation of each Service for the applicable period in which such Service was provided. Within 30 days following the completion of each calendar month, Provider shall provide to Recipient an invoice setting forth the amounts due with respect to the Services provided to Recipient during the preceding month. All undisputed amounts invoiced shall be paid within 30 days of receipt. In addition, Recipient shall pay reasonable and documented third-party costs and expenses actually incurred by Provider in connection with the Services provided hereunder, including reasonable travel expenses and costs, solely to the extent such third-party costs and expenses are specifically identified in Schedule A or Schedule B, as applicable, for a given Service and subject to Recipient’s prior written consent to pay such costs and expenses.

(g)            Taxes.

(i)              All charges and fees to be paid to Provider under this Agreement are exclusive of any and all sales, use, transfer, value-added, goods or services Taxes or similar gross-receipts-based Taxes, in each case, imposed with respect to the provision of the Services hereunder (“Sales and Services Taxes”); provided, that Sales and Services Taxes shall not include, and Provider (rather than Recipient) shall pay and be liable for, (x) any Taxes that are imposed on or measured by Provider’s net income or gain, profits or assets (including franchise Taxes) or (y) any value-added or similar Tax to the extent that such Tax is recoverable by Provider or another Person who is a member of the same group as Provider for purposes of the relevant Tax. Recipient shall pay and be responsible for any Sales and Services Taxes, and, to the extent Provider is the Party required by applicable Law to remit any Sales and Services Taxes to the applicable Tax Authority, (A) Provider will deliver to Recipient an invoice (or other valid and customary documentation) reflecting such Sales and Services Taxes in accordance with applicable Law, (B) Recipient will pay to Provider the amount shown as due on such invoice and (C) Provider will remit such amount to the applicable Tax Authority in accordance with applicable Law. Provider shall be responsible for any Sales and Services Taxes (including any deficiency, interest and penalties) imposed as a result of (x) a failure to timely remit any Sales and Services Taxes to the applicable Tax Authority to the extent Recipient timely remits such Sales and Services Taxes to Provider or Recipient’s failure to do so results from Provider’s failure to timely charge or provide notice of such Sales and Services Taxes to Recipient or (y) any assignment by Provider pursuant to Section 11(f) or subcontracting by Provider pursuant to Section 2(j). For the avoidance of doubt, in no event shall Recipient be obligated to pay any past due Taxes of Provider or its Affiliates arising in connection with and inuring to tax periods ending on or before the date hereof or activities not included within the scope of the Services.

(ii)            Notwithstanding any other provision in this Agreement, Recipient and its Affiliates shall have the right to deduct and withhold from any payments to be made hereunder such amounts as are required to be deducted and withheld by them with respect to the making of such payment under applicable Law. To the extent that amounts are so deducted and withheld, Recipient shall timely remit such amounts to the appropriate Tax Authority and shall submit to Provider evidence of payment of any such amounts to such Tax Authority, and any such amounts that are timely remitted to the appropriate Tax Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made. For the avoidance of doubt, Recipient and its Affiliates shall not be responsible for any payments or provisions of wages, bonuses, commissions, employee benefits or withholding or payment of any applicable withholding or applicable Taxes made to employees of the Provider or any of its Affiliates. Provider shall be responsible for, and shall withhold or pay or both (or cause to be withheld or paid or both), as may be required by applicable Law, all Taxes pertaining to the employment of the personnel, agents, servants or designees of Provider.

(iii)          In the event that a Party or any of its Affiliates (the “Transferor Party”) receives any credit, reduction or refund of any Sales and Services Taxes (a “Tax Benefit”) for which the other Party or any of its Affiliates (the “Transferee Party”) is economically responsible pursuant to this Agreement, the Transferor Party shall (A) promptly provide to the Transferee Party a copy of the certificate or other documentation from the Tax Authority showing the receipt of such Tax Benefit, and (B) provide the Transferee Party with an amount equal to such Tax Benefit, as and when actually realized and net of any additional Taxes or reasonable out-of-pocket expenses incurred in connection therewith by the Transferor Party, it being understood that the Transferee Party shall be liable for any subsequent disallowance of any such Tax Benefit and any related interest, penalties and additions thereto.

(iv)          Each Party agrees to provide the other Party such information and data as reasonably requested from time to time, and to reasonably cooperate with the other Party, in connection with (A) the reporting of any Sales and Services Taxes, (B) any audit relating to any Sales and Services Taxes, or (C) any assessment, refund, claim or legal proceeding relating to any Sales and Services Taxes. Each Party shall promptly notify the other Party of any deficiency claim or similar notice by a Tax Authority with respect to any Sales and Services Taxes. Each Party shall reasonably cooperate with the other Party, and take any reasonably requested action which does not cause such Party to incur any material cost or inconvenience, in order to minimize any Sales and Services Taxes, including providing sales and use Tax exemption certificates or other documentation necessary to support Tax exemptions. Each of the Parties agrees to use its reasonable best efforts to mitigate the imposition of any withholding Taxes in connection with payments pursuant to this Agreement (including, in the case of Provider, by providing such Tax forms as Recipient shall reasonably request so as to minimize or eliminate any withholding Taxes that might otherwise apply to the payments by Recipient to Provider under this Agreement).

(h)            Third-Party Consents. If the use or provision of all or a portion of the Services pursuant to this Agreement requires the approval, consent, permission, waiver or agreement (including any Permit) (each a “Consent”) of a third party that has not been obtained prior to the date hereof1, Amber shall, at its sole cost and expense, use its commercially reasonable efforts to obtain any necessary consents from such third party or to modify such existing Contract to enable Amber to provide or receive the applicable Services. If any such consent cannot be obtained as a result of such efforts, to the extent permitted by applicable Law, the Parties shall work together in good faith to identify and implement a workaround or alternative means of providing or receiving the affected Service in such a manner as to give Recipient the full benefit of such Service to the greatest extent possible, at no incremental costs or expense to the Company. For the avoidance of doubt, any failure by Amber to obtain any applicable Consent shall not relieve Amber of any obligation to provide the Services.

(i)             Service Failure. In the event that Provider becomes aware of any actual or anticipated failure in the provision of the Services which impacts, or is reasonably likely to impact provision of any Service (an “Incident”), it shall notify Recipient as soon as reasonably practicable but in any event within one (1) Business Day. Provider shall, as soon as reasonably practicable: (i) investigate the underlying cause(s) of the Incident and use commercially reasonable efforts to preserve any data indicating the cause of failure; (ii) use commercially reasonable efforts to take actions to minimize the impact of the failure and to prevent it from recurring; (iii) use commercially reasonable efforts to correct the failure and resume performance of the Services in accordance with this Agreement; and (iv) advise Recipient of the status of the Incident and the remedial efforts being undertaken with respect thereto. Without limiting any other term or condition of this Agreement, Provider shall cooperate in good faith to resolve such Incident and use commercially reasonable efforts to minimize the impact of such Incident on Recipient.

(j)             Subcontracting. Provider may use contractors, subcontractors, vendors or other third parties to provide a Service (i) without the prior written consent of Recipient, if such contractors, subcontractors, vendors or other third parties are being used to provide such Service to the Business immediately prior to the date of execution of the Combination Agreement or (ii) with the prior written consent of Recipient, not to be unreasonably withheld, conditioned or delayed (and Provider shall bear any incremental cost increase). Provider shall remain responsible for all Services furnished by its contractors, subcontractors, vendors or other third parties and Provider shall be liable for the acts and omissions of its contractors, subcontractors, vendors or other third parties with respect thereto.

1          List of any consents that will be required in connection with any Service to be confirmed.

3.               Data Matters.

(a)            Recipient Data. Provider acknowledges and agrees that Recipient shall own all right, title, and interest in and to all data or information to the extent (i) where the Company is the Recipient, (A) related to the Business and is collected, processed, generated, calculated, derived, or stored by, or transmitted to, Amber, any of its Affiliates or any third parties in connection with the Services, or (B) otherwise used in, or related to the Business, except in each case ((A) and (B)), to the extent related to the Retained Business or Excluded Assets (“Company Data”); or (ii) where Amber is the Recipient, (A) related to the Retained Business or Excluded Assets and is collected, processed, generated, calculated, derived, or stored by, or transmitted to, the Company, any of its Affiliates or any third parties in connection with the Services, or (B) otherwise used in, or related to, the Retained Business or Excluded Assets (“Amber Data” and, together with the Company Data, “Recipient Data”). Notwithstanding any other provision in this Agreement, Provider shall make all of the Recipient Data available to Recipient and its authorized agents during the Term of this Agreement, in accordance with the terms hereof. As soon as reasonably practicable following expiration or termination of this Agreement with respect to a Service, or receipt of a written request by Recipient at any time during the Term with respect to particular Recipient Data, Provider shall provide to Recipient all Recipient Data (and copies of Recipient Data) that is in Provider’s possession or control in the form and manner maintained by Provider. Provider shall access and use the Recipient Data only in connection with the performance of its obligations under this Agreement. Provider shall not use (other than in the performance of Services), sell, assign, license, or otherwise dispose of, market, or transfer any of the Recipient Data to any Person, and Provider shall not commercially exploit any part of the Recipient Data.

(b)            Data Security. Provider shall (i) maintain appropriate technical and organizational security measures to ensure that the Recipient Data is protected against any and all loss, destruction, damage, and unauthorized access, use, modification, disclosure, and other misuse of the Recipient Data, including such measures required by Provider’s privacy policies and applicable data privacy Law; and (ii) use commercially reasonable efforts to ensure that only Persons with a specific need and authorized by Recipient have access to the Recipient Data. With respect to Recipient Data stored on Provider’s networks or systems, promptly upon discovery and confirmation of (A) any breach of the privacy or security of the Recipient Data, (B) any violation of any applicable Law with respect to the Recipient Data, or (C) any loss, destruction, damage, unauthorized activity or disclosure (except as required by Law) of the Recipient Data, Provider shall provide notice to Recipient explaining the nature and scope of the incident and fully assist and cooperate in any investigation Recipient deems necessary (including any forensic investigation), and Provider shall reasonably support Recipient, at Provider’s sole expense, with respect to any breach notification, breach remediation, and identity protection services that Recipient reasonably determines need to be furnished to affected Persons.

4.               Intellectual Property Rights.

(a)            Licenses. Subject to the terms hereof, each Party, on behalf of itself and its Affiliates, hereby grants to the other Party, a non-exclusive, fully paid-up, royalty-free, non-transferable (except in accordance with Section 11(f)), worldwide license under the Intellectual Property owned or licensable (without further payment or obligation) by such granting Party and such Party’s Affiliates, solely to the extent necessary for the purpose of, as applicable, providing or receiving the Services, in each case, as set forth in and in accordance with this Agreement. The rights granted to Provider under this Section 4(a) will be sublicensable to its Affiliates and any contractors, subcontractors, vendors or other third parties engaged to provide Services in accordance with Section 2(j). The rights granted to Recipient under this Section 4(a) will be sublicensable only to such Recipient’s Affiliates in connection with their receipt of the Services.

(b)            Ownership. Unless otherwise agreed in writing by the Parties, as between the Parties, each Party shall remain the sole and exclusive owner of all right, title and interest in and to all Intellectual Property (including all derivative works, modifications and enhancements thereof) owned by such Party that is made available to the other Party in connection with the Services. As between the Parties, any Intellectual Property created or developed in connection with the provision of the Services, other than reports or deliverables created for Recipient at its request or otherwise relating solely to the business of Recipient, shall be owned by Provider, provided, however, that if Provider creates reports or deliverables for Recipient at its request or that otherwise relate solely to the business of Recipient, the Intellectual Property therein shall be owned by, and Provider shall assign such Intellectual Property to, Recipient. The Parties acknowledge and understand that Provider may use the Intellectual Property of third parties in providing the Services and Recipient shall comply with all applicable terms, conditions and restrictions imposed by such third parties on the use of their Intellectual Property of which such Recipient is aware or is made aware.

(c)            All Other Rights Reserved. Except as expressly set forth herein or in the Combination Agreement, neither Party nor any of its Affiliates shall have any right or license, express or implied, with respect to any Intellectual Property of the other Party and all rights and licenses not expressly granted by a Party under this Agreement are reserved by such Party.

5.               Term; Termination.

(a)            Term of Services. The Services to be provided under this Agreement shall commence as of the Effective Date and, with respect to each Service, shall continue until the date of expiration for such Service as set forth on Schedule A or Schedule B, as applicable (each, a “Service Term”); provided, however, that, notwithstanding anything to the contrary herein, Recipient may in its sole discretion elect to extend any Service Term for up to two (2) additional extension terms of three (3) months each, upon at least 30 days’ advance written notice to Provider. Except as set forth in this Article 5, neither Party shall have the right to suspend or terminate any Service or this Agreement.

(b)            Term of the Agreement. This Agreement shall remain in full force and effect until the earlier of (i) the expiration or termination of all of the Services provided hereunder and (ii) the termination of this Agreement in accordance with Section 5(c) (the “Term”).

(c)            Termination.

(i)              Recipient may terminate this Agreement or one or more of the Services, in whole or in part, upon at least 30 days’ advance written notice to Provider.

(ii)            Provider may terminate this Agreement if Recipient fails to pay any undisputed Service Fees in any invoice within 30 days’ after such Services Fees become due and payable in accordance with the terms hereof, upon at least 30 days’ advance written notice to Recipient of such termination, unless Recipient pays such undisputed Services Fees within such 30-day period.

(iii)          In the event that any Service (or portion thereof) is provided for less than an entire month (e.g., the effective date of termination of a Service is a day other than at the end of a month), the Service Fee associated with such Service (or portion thereof) for that month shall be pro-rated appropriately. In the event that any Service is terminated (A) in whole, Recipient shall have no further obligation to pay the Service Fee associated with such Service, or (B) in part, the Service Managers shall determine in good faith the amount by which the Service Fee associated with such Service shall be reduced.

(iv)          This Agreement or any Service may be terminated by the mutual written agreement of the Parties.

(d)            Survival. A Party’s obligations to another Party under Section 2(g), Article 3, Article 6, Article 8, Article 9, Article 10 and Article 11 shall survive termination or expiration of this Agreement.

6.               Indemnity.

(a)            Indemnification by Provider. Each Party as Provider hereby agrees to release, discharge, defend, indemnify and hold Recipient and its Affiliates, and its and their respective shareholders, directors, officers, employees, representatives, and agents (the “Recipient Indemnitees”) harmless from and against any and all claims, actions, suits, losses, demands, damages, Taxes, costs and expenses (including reasonable attorneys’ fees) of every kind, nature, or description brought by a third party arising out of or related to the provision or use of Services received hereunder (each, a “Claim”) suffered or incurred by a Recipient Indemnitee arising from Provider’s (i) material breach of this Agreement, (ii) violation of Law, (iii) breach of Article 9, or (iv) willful misconduct, gross negligence or fraud in connection with this Agreement.

(b)            Indemnification by Recipient. Each Party as Recipient hereby agrees to release, discharge, defend, indemnify and hold Provider and its Affiliates, and its and their respective shareholders, directors, officers, employees, representatives, and agents (the “Provider Indemnitees”) harmless from and against any and all Claims suffered or incurred by a Provider Indemnitee arising from Recipient’s (i) material breach of this Agreement, (ii) violation of Law, (iii) breach of Article 9, or (iv) willful misconduct, gross negligence or fraud in connection with this Agreement.

7.               No Liability for Inherited Issues.

Notwithstanding anything in this Agreement, the Company shall not be in breach of this Agreement as a result of, and the Company shall not be liable to Amber for, any Losses to the extent arising out of any defects, imperfections, conditions, circumstances, or characteristics that, in each case, existed as of or prior to the Effective Date with respect to the Business.

8.               Representations and Warranties.

(a)            Representations. Each Party hereby represents and warrants: (i) it has the requisite power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby; (ii) all corporate action on the part of such Party necessary to approve or to authorize the execution and delivery of this Agreement and the performance of the transactions contemplated hereby to be performed by it has been duly taken; (iii) this Agreement is a valid and binding obligation of such Party, enforceable in accordance with its terms, subject to the effect of principles of equity and the applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and other customary qualifications; (iv) its execution and delivery of this Agreement and its performance of its obligations hereunder does not and shall not conflict with, result in a breach of, constitute a default under any license, sublicense, lease, contract, agreement, or instrument to which it is bound; and (v) it has obtained all Consents from any third-party licensor or contractual counterparty or any other third party that is necessary to perform its obligations hereunder. Provider represents and warrants that it will perform the Services in compliance with all applicable Laws.

(b)            Disclaimers. Without limiting any representations or warranties set forth in the Combination Agreement, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SERVICES ARE PROVIDED ON AN “AS IS” BASIS, WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR OTHER WARRANTIES, CONDITIONS, GUARANTEES OR REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED.

9.               Confidential Information.

(a)            Confidential Information. As it is used in this Agreement, the term “Confidential Information” shall mean, with respect to any Party, all information of such Party and its Affiliates (including information that might reasonably be considered confidential (including information that is subject to confidentiality obligations to third parties), secret, sensitive, proprietary or private), in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, books and records, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, memos, personally identifiable information and other technical, financial, employee or business information or data. Notwithstanding the foregoing, the term “Confidential Information” shall not include, with respect to the information of any Party or its Affiliates, any information that (i) is or becomes available to the general public, other than as a result of a disclosure by a member of the other Party or any of its Affiliates or any of its or their directors, officers, employees, agents, accountants, counsel or other advisors or representatives (collectively, “Representatives”) in violation of this Agreement; (ii) becomes available to the other Party or any of its Affiliates on a non-confidential basis from a third party; provided, that the source of such information was not bound by a confidentiality obligation with respect to such information or otherwise prohibited from transmitting such information by a contractual, fiduciary or other legal obligation; or (iii) is independently developed by any Party, its Affiliates or its Representatives without reference to any otherwise Confidential Information; provided, further, that Recipient Data shall at all times be considered Confidential Information of Recipient.

(b)            Nondisclosure Obligations. Except as otherwise permitted by this Article 9, each Party shall, and shall cause its Affiliates and its and their respective Representatives to, (i) not disclose such Confidential Information to third Persons (other than to such Party’s Representatives on a need-to-know basis), (ii) advise each of its Representatives of their obligations to keep such information confidential, and (iii) use the same degree of care it uses to protect such Confidential Information as it uses for its own confidential information of like kind, but in no event less than a reasonable degree of care. The terms and conditions of this Agreement shall constitute the Confidential Information of each Party to the extent not publicly disclosed by agreement of the Parties.

(c)            Permitted Disclosure. In the event that a Party (i) is required to disclose any Confidential Information of the other Party or any of its Affiliates pursuant to applicable Law or (ii) receives any demand under lawful process or from any Authority to disclose or provide Confidential Information of the other Party or any of its Affiliates, such Party shall notify the other Party prior to disclosing or providing such Confidential Information and shall cooperate, at the sole expense of the other Party, in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Party that is required to so disclose or receive such demand, as applicable, may thereafter only disclose or provide Confidential Information which is legally required to be disclosed or provided and shall exercise its commercially reasonable efforts to obtain protective treatment of such Confidential Information.

(d)            Destruction of Confidential Information. Each Party shall, at the request of the other Party or upon termination or expiration of this Agreement, as soon as practicable and (with respect to destruction) except as required to be maintained to comply with provisions of the Combination Agreement, applicable Law or applicable document retention policies, at such other Party’s option (i) return to the other Party originals and all copies of all Confidential Information of such other Party or any of its Affiliates in a tangible form (and electronically) or (ii) destroy all originals and copies thereof and all notes, extracts or summaries based thereon. Each Party shall, at the other Party’s request, confirm compliance with this Article 9 in a writing signed by one of such Party’s authorized officers.

10.           Cooperation.

(a)            General. The Parties hereto acknowledge the transitional nature of the Services. Accordingly, as promptly as practicable following the execution of this Agreement, Recipient agrees to use commercially reasonable efforts to transition each Service to its own internal organization or to obtain alternate third party sources to provide the Services. Provider shall cooperate and assist Recipient in all matters reasonably necessary for the provision and receipt of the Services. Provider shall provide to Recipient assistance reasonably necessary for Recipient to transition the Services (including any terminated or expired Services) and segregate and migrate Recipient’s systems, environments, and data (including Recipient Data), from Provider’s systems, facilities, or environments to Recipient’s (or its providers’) systems, facilities, and environments. Such transition assistance includes (i) making available relevant management and employees for meetings or telephone conferences with Recipient as reasonably requested by Recipient, including for the purpose of knowledge transfer, (ii) providing information, assistance and data (including data for operation and testing of Recipients’ replacement or successor systems) regarding the specific Services being provided and the systems, software and data formats and data organization being used for the Services, (iii) coordination and other reasonable assistance with test runs of replacement systems and processes (but not development of such systems and processes), and (iv) other reasonable access to relevant information. Amber will bear all start-up, one-time or non-recurring costs incurred in connection with the separation and migration of the Company’s systems, environments, assets and data (including Company Data), from Amber’s systems, facilities, or environments to the Company’s (or its providers’) systems, facilities, and environments.

(b)            Coordinators. The Parties shall each promptly appoint (i) one or more managers who shall have primary responsibility for the coordination and performance of the Services by functional area (collectively, the “Service Managers”), and (ii) one lead transition manager (“Transition Manager”), who shall act as the primary liaison to the other Party (through its Transition Manager), have overall responsibility for directing all of such Party’s activities hereunder, and manage and coordinate such Party’s Service Managers. Each Party may treat an act of a Transition Manager or a Service Manager of the other Party as being authorized by such other Party without inquiring behind such act or ascertaining whether such Transition Manager or Service Manager had authority to so act; provided, however, that no Transition Manager or Service Manager has authority to amend this Agreement in their role as Transition Manager or Service Manager, respectively. Each Party shall promptly (and in any event within ten (10) business days) advise the other in writing of any change in its Transition Manager or Service Managers. Provider and Recipient agree that all communications relating to the provision of the Services shall be directed to the Transition Managers or the respective Service Manager for such Transition Services.

11.           Miscellaneous.

(a)            Dispute Resolution.

(i)             Disputes. For all controversies, claims and matters of difference (each a “Dispute”) arising out of or relating to this Agreement, the Parties agree to promptly address the Dispute internally through upper-management personnel (and shall cause such upper-management personnel to use good faith efforts to address any such Dispute). If the upper-management personnel for both Parties cannot resolve the Dispute within 30 days following written notice of the Dispute, then the Dispute shall be elevated to the Chief Executive Officer (or designee) of both Parties. If the Chief Executive Officers (or designees) are unable to resolve the Dispute, Section 11(a)(iii) shall apply; provided, however, that a Party may file earlier to avoid the expiration of any applicable limitations period, to preserve a superior position with respect to other creditors, or to apply for interim or equitable relief, including for any breach of confidentiality or intentional breach or threat of intentional breach of this Agreement.

(ii)            Continuation of Services. Except where clearly prevented by the nature of the Dispute and without limiting either Party’s rights of termination under Section 5(c), each of the Parties shall continue performing their respective obligations under this Agreement (including payment of any charges in the case of Recipient and performance of the Services in the case of Provider) while the dispute is being resolved, unless and until such obligations are terminated or expire in accordance with the provisions of this Agreement. For the avoidance of doubt, a dispute regarding invoiced fees will not be deemed to prevent or preclude Provider from performing the Services hereunder or prevent or preclude Recipient from paying any undisputed fees and other undisputed amounts owed hereunder.

(iii)          Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware), for the purposes of any Action arising under this Agreement or in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such Party arising under this Agreement or in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 11(a)(iii) for any reason, (B) that such Party is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action or cause thereof in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Action or cause thereof against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11(d) shall be effective service of process for any such Action, demand, or cause thereof.

(iv)          Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of related to any representation or warranty made in or in connection with this Agreement or as inducement to enter into this Agreement), shall be construed and enforced in accordance with and governed by the Laws (both substantive and procedural) of the State of Delaware, including its statute of limitations, without giving effect to the conflict of Laws principles thereof.

(v)            Enforcement. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

(vi)          WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (4) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(A)(VI).

(b)            Records; Audit. Notwithstanding Section 5(d), during the Term of this Agreement and for one (1) year thereafter, or for so long as required by applicable Law, Provider and Recipient shall keep, or cause to be kept, complete and accurate books and records concerning the Services in accordance with generally accepted accounting practices and applicable Law and consistent with such Provider’s or Recipient’s internal document retention policies. Upon receipt of reasonable notice, each Party shall, to the extent permitted by Law, give the other Party and/or the other Party’s duly authorized representatives access, during normal business hours, to such records as the requesting Party may reasonably require to fulfil any legal, regulatory or other compliance obligations of the requesting Party or its Affiliates; provided that nothing in this Section 11(b) shall require any Party to provide to the other Party access to its Tax returns or related workpapers. Each Party, when exercising its rights pursuant to this Section 11(b), shall use its, and shall ensure that its representatives shall use their, reasonable best efforts not to cause any material disruption to the business of the other Party.

(c)            Entire Agreement. This Agreement, including any exhibits and schedules attached hereto, the Combination Agreement and the other Additional Agreements constitute the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. To the extent that any provision in this Agreement (or any exhibit or schedule) is inconsistent or conflicts with any provision of the Combination Agreement or any other Additional Agreement, the provisions of the Combination Agreement shall control in the case of a conflict with this Agreement, and this Agreement shall control in the case of a conflict with any Additional Agreement.

(d)            Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Party as follows:

If to Company:

c/o ARYA Science Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10003
Attn:	Adam Stone
Michael Altman
Doug Giordano
Konstantin Poukalov
Email:	adam@perceptivelife.com
michael@perceptivelife.com
doug@perceptivelife.com
konstantin@perceptivelife.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com

If to Amber:

Amber Therapeutics, Inc.
3675 Market Street
Philadelphia, PA 19104
Attn:	Chief Legal Officer
Email:	gcoffice@Amberrx.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, DC 20005
Attention:	Graham Robinson
Katherine Ashley
Email:	graham.robinson@skadden.com
katherine.ashley@skadden.com

(e)            Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

(f)             Binding Effect; Assignment. Subject to the provisions set forth in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and upon their respective successors and assigns. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Parties hereto, except that either Party may assign this Agreement without the other Party’s consent (i) in connection with a merger, acquisition, or sale of all or any portion of the equity or assets of such Party or its Affiliates, provided the assigning Party remains liable for the assignee’s performance of this Agreement, (ii) to any of its Affiliates, provided the assigning Party remains liable for such Affiliate’s performance of this Agreement, and (iii) as collateral to any lender providing financing to such Party. Any assignment in violation of the foregoing will be null and void at the outset and of no force and effect.

(g)            Force Majeure. Subject to, and without limiting, Section 2(i), each Party shall be excused for any failure or delay in performing any of its obligations under this Agreement to the extent and only for such period of time such failure or delay is caused by Force Majeure, except to the extent that such failure or delay cannot reasonably be circumvented through the use of alternate sources, workaround plans or other means (including by invoking any business continuity or disaster recovery plans in place). For purposes of this Agreement, “Force Majeure” means any circumstance or event beyond the reasonable control of the Party relying upon such event or circumstance, including: any act of God; any accident, explosion, fire, ice, earthquake, lightning, tornado, hurricane, or other severe weather condition or calamity; any third-party telecommunications, networks or Internet service interruptions; any civil disturbance; any sabotage or acts of terrorism; any acts of a public enemy, uprising, insurrection, civil unrest, war, or rebellion; or any action or restraint by court order or public or Authority or lawfully established civilian authorities. Notwithstanding anything to the contrary contained in this Section 11(g) or elsewhere in this Agreement, the Parties acknowledge and agree that a COVID-19 pandemic and business disruptions related thereto or resulting from responses thereto (including COVID-19 Measures and any related non-performance or delay in performance of any third-party vendor, service provider, or subcontractor upon which a Party relies) (such pandemic, disruptions, or any other pandemic that is of a similar nature or as similar disruptions or effects as such pandemic, a “COVID Event”) is and has been occurring as of the Effective Date. The Parties further acknowledge and agree that no COVID Event, nor any recurrence of a COVID Event that results in effects or business disruptions that are similar to those effects and disruptions experienced prior to and as of the Effective Date, shall be considered to be a Force Majeure event or otherwise excuse any failure or delay in performance by a Party under this Agreement.

(h)            Independent Contractor Status. Provider will provide the Services as an independent contractor and shall have no authority to make binding contracts or commitments on behalf of Recipient in any way without the prior written approval of a duly authorized representative of Recipient. Provider shall be solely responsible for the salary and benefits for all of its employees providing the Services. Nothing in this Agreement shall create any employer-employee, agency, partnership, joint venture, fiduciary or other relationship between the Parties or between a Party and the employees of the other.

(i)             No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

(j)             Amendments; Waivers.

(i)            This Agreement cannot be amended, supplemented or modified, except by a writing signed by both Parties, and cannot be amended, supplemented or modified orally or by course of conduct. No provision hereof may be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(ii)           Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.

(k)            Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(l)             Construction; Interpretation. Each of the Parties, and their respective counsel, have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The terms of this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party, but rather this Agreement shall be construed and interpreted in accordance with the fair meaning thereof, having due regard to the benefits and rights intended to be conferred upon the Parties hereto and the limitations and restrictions upon such rights and benefits intended to be provided. The term “this Agreement” means this Transition Services Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(m)          Non-Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of either Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein or, for the avoidance of doubt, for claims pursuant to any Additional Agreement by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein.

Signature page follows.

INTENDING TO BE LEGALLY BOUND, the undersigned Parties have executed this Agreement as of the Effective Date.

THE COMPANY:

CARITAS THERAPEUTICS, LLC

By:
Name:
Title:

AMBER:

AMBER THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Transition Services Agreement

Annex N

Exhibit B

Form of A&R Company LLC Agreement

N-1

Exhibit B

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CARITAS THERAPEUTICS, LLC

a Delaware limited liability company

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH SECURITIES MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS AND ANY OTHER APPLICABLE SECURITIES LAWS AND (II) THE TERMS AND CONDITIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

Dated as of [•], 2021

N-2

Article IX

TAX MATTERS

Section 9.1	Partnership Status and Tax Elections	N-50
Section 9.2	Tax Returns; Information	N-51
Section 9.3	Partnership Representative	N-51
Section 9.4	Tax Elections	N-52
Section 9.5	Withholding	N-53
Section 9.6	Survival	N-53

Article X

MEMBER TRANSFERS AND WITHDRAWALS

Section 10.1	Transfer	N-53
Section 10.2	Transfer of Membership Interests Held by the Parent Corporation Group	N-54
Section 10.3	Members’ Rights to Transfer	N-55
Section 10.4	Substituted Members	N-56
Section 10.5	Assignees	N-56
Section 10.6	General Provisions	N-57
Section 10.7	Restrictions on a Termination Transaction of the Corporation	N-59

Article XI

ADMISSION OF MEMBERS

Section 11.1	Members; Admission of Additional Members	N-60
Section 11.2	Limit on Number of Members	N-61
Section 11.3	Admission	N-61

Article XII

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 12.1	No Dissolution	N-61
Section 12.2	Events Causing Dissolution	N-61
Section 12.3	Distribution upon Dissolution	N-62
Section 12.4	Rights of Members	N-63
Section 12.5	Termination	N-63
Section 12.6	Reasonable Time for Winding-Up	N-64

Article XIII

REDEMPTION RIGHTS

Section 13.1	Redemption Rights of Non-Corporation Members	N-64

EXHIBIT A: EXAMPLES REGARDING ADJUSTMENT FACTOR

EXHIBIT B: FORM NOTICE OF REDEMPTION

EXHIBIT C: FORM CONSENT BY SPOUSE

SCHEDULE I: SCHEDULE OF MEMBERS

SCHEDULE II: INITIAL OFFICERS OF THE COMPANY

AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF

CARITAS THERAPEUTICS, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CARITAS THERAPEUTICS, LLC, dated as of [•], 2021 (this “Agreement”), is entered into by and among Caritas Therapeutics, LLC, a Delaware limited liability company (the “Company”), Amber GT Holdings, a Delaware limited liability company (“Amber GT”), [Caritas Therapeutics, Inc.]1, a Delaware corporation (formerly known as ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company) (the “Corporation”) and, solely for purposes of Section 14.17 and the other sections of Article XIV and Article I (to the extent related to Section 14.17), Amicus Therapeutics, Inc., a Delaware corporation (“Amber GT Parent”).

RECITALS

WHEREAS, prior to the date hereof, the Company was formed as a limited liability company pursuant to the Delaware Limited Liability Company Act (the “Act”), by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on September 24, 2021 (the “Certificate”);

WHEREAS, Amber GT, the initial member of the Company, entered into a Limited Liability Company Agreement with the Company, dated as of September 24, 2021 (the “Original Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, dated as of September 29, 2021 (the “Business Combination Agreement”) by and among the Corporation, Amber GT Parent, Amber GT, and the Company, the parties thereto have consummated the transactions contemplated thereby and, as of the date hereof and in accordance with Article II thereof, the Corporation holds a number of Common Units set forth on Schedule I (as in effect as of the date hereof) and Amber GT, a wholly-owned Subsidiary of Amber GT Parent, holds a number of Common Units set forth on Schedule I (as in effect as of the date hereof);2

[1]	To be the name of ARYA Sciences Acquisition Corp IV following the consummation of the Domestication, as determined pursuant to the Business Combination Agreement.

[2]	Schedule I to reflect (a) a number of Common Units equal to the Net Outstanding ARYA Class A Shares (as defined in the Business Combination Agreement) being owned by the Corporation, and (b) a number of Common Units equal to the sum of (i) the Transaction Equity Security Amount (as defined in the Business Combination Agreement) and (ii) the Amber GT Parent Contribution Equity Amount (as defined in the Business Combination Agreement) being owned by Amber GT, in each case, as of the Closing Date.

WHEREAS, Section 9.2 of the Original Agreement provides that Amber GT, as the sole member of the Company, may amend the Original Agreement; and

WHEREAS, Amber GT now desires to amend and restate the Original Agreement in its entirety to be as set forth herein.

NOW, THEREFORE, in consideration of the benefits to be derived hereunder and the transactions contemplated hereby, and the representations, warranties, covenants, agreements and conditions set forth herein, the Company and each Member, hereby agrees to amend and restate the Original Agreement in its entirety as follows:

Article I

DEFINED TERMS

Section 1.1            Definitions. As used herein, each of the following underlined terms has the meaning specified in this Section 1.1:

“Additional Agreements” has the meaning set forth in the Business Combination Agreement.

“Additional Member” means any Person that is admitted to the Company as a Member pursuant to Section 11.1 and has not ceased to be a Member pursuant to the Act and this Agreement; provided that a Substituted Member shall not be deemed an Additional Member.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5) and (b) debit to such Capital Account such Member’s share of the items described in Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjustment Factor” means 1.0; provided, however, that in the event:

(a)               the Corporation (i) pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares or makes a distribution to all holders of its outstanding Class A Shares wholly or partly in Class A Shares, (ii) splits or subdivides its outstanding Class A Shares or (iii) effects a reverse stock split or otherwise combines its outstanding Class A Shares into a smaller number of Class A Shares, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor in effect as of immediately prior to the record date for purposes of determining the holders of Class A Shares entitled to participate in such dividend, distribution, split, subdivision, reverse split or combination (or, if there is no such record date, the number of Class A Shares that are entitled to participate in such distribution, split, subdivision, reverse split or combination) (which, for the avoidance of doubt shall be determined without taking into account such dividend, distribution, split, subdivision, reverse split or combination) by a fraction, (1) the numerator of which shall be the number of Class A Shares issued and outstanding on the record date for purposes of determining the holders of Class A Shares entitled to participate in such dividend, distribution, split, subdivision, reverse split or combination (or, if there is no such record date, the number of Class A Shares that are entitled to participate in such distribution, split, subdivision, reverse split or combination) (assuming for such purposes that such dividend, distribution, split, subdivision, reverse split or combination has occurred as of such time) and (2) the denominator of which shall be the actual number of Class A Shares issued and outstanding on the record date (or, if there is no such record date, as of immediately prior to such distribution, split, subdivision, reverse split or combination, as applicable) (which, for the avoidance of doubt shall be determined without taking into account such dividend, distribution, split, subdivision, reverse split or combination);

(b)               the Corporation distributes any rights, options or warrants to all holders of its Class A Shares to subscribe for or to purchase or to otherwise acquire Class A Shares, or other securities or rights convertible into, exchangeable for or exercisable for Class A Shares, at a price per share less than the Value of a Class A Share on the record date for such distribution (each a “Distributed Right”), then, as of the later of the distribution date of such Distributed Rights and the time such Distributed Rights become exercisable, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor in effect as of immediately prior to the later of the distribution date of such Distributed Rights and the time such Distributed Rights become exercisable, by a fraction (i) the numerator of which shall be the number of Class A Shares issued and outstanding on the later of such record date and the date such Distributed Rights become exercisable, plus the maximum number of Class A Shares purchasable under such Distributed Rights that are exercisable and (ii) the denominator of which shall be the number of Class A Shares issued and outstanding on the later of such record date and the date such Distributed Rights become exercisable, plus a fraction (1) the numerator of which is the maximum number of Class A Shares purchasable under such Distributed Rights that are exercisable, multiplied by the minimum purchase price per Class A Share under such Distributed Rights that are exercisable and (2) the denominator of which is the greater of the Value of a Class A Share (A) as of such record date and (B) the date such Distributed Rights become exercisable; provided, however, that, if any such Distributed Rights expire, are forfeited or become no longer exercisable, then the Adjustment Factor shall be adjusted, effective retroactive to the date of distribution (or, if later, the time the Distributed Rights initially became exercisable) of the Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum purchase price for the purposes of the above fraction; and

(c)               the Corporation distributes, by dividend or otherwise, to all holders of its Class A Shares any assets (including securities and evidences of the Corporation’s indebtedness, but excluding any dividend or distribution referred to in the foregoing clauses (a) or (b)), which assets were not received by the Corporation or its Controlled Entities pursuant to a distribution by the Company in accordance with this Agreement, then the Adjustment Factor shall be adjusted to equal the amount determined by multiplying the Adjustment Factor in effect immediately prior to the record date for purposes of determining the holders of Class A Shares entitled to participate in such distribution (or, if there is no such record date, the number of Class A Shares that are entitled to participate in such distribution) by a fraction (i) the numerator of which shall be such Value of one Class A Share on such record date and (ii) the denominator of which shall be the Value of one Class A Share as of such record date less the then Fair Market Value (as determined by the Corporation, whose determination shall be conclusive) of the portion of the non-cash assets so distributed applicable to one Class A Share;

provided that, notwithstanding the foregoing, if any of the events in clauses (a), (b) or (c) above occur, no adjustments to the Adjustment Factor will be made for any class or series of Membership Interests to the extent that the Company makes or effects a correlative distribution or payment to all of the Members holding Membership Interests of such class or series, or effects a correlative split, subdivision, reverse split or combination in respect of the Membership Interests of such class or series. If the Corporation effects a dividend that allows holders of Class A Shares to elect to receive cash or additional Class A Shares, the Company may effect a correlative distribution by distributing to all Members holding Membership Interests a combination of cash and additional Membership Interests in the same ratio as the ratio of cash and Class A Shares paid and issued by the Corporation, without offering Members an opportunity to elect to receive cash or additional Membership Interests. Any adjustment to the Adjustment Factor shall become effective immediately after the event expressly giving rise to such adjustment. For illustrative purposes only, examples of adjustments to the Adjustment Factor are set forth on Exhibit A.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person; provided that, for the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing, provided, however, that (a) no member of the Parent Corporation Group shall be considered an Affiliate of any Non-Corporation Member for purposes hereof, (b) ARYA Sponsor (or any successor in interest to its rights under the Director Nomination Agreement) shall not be considered an Affiliate of the Parent Corporation Group and (c) no Non-Corporation Member shall be deemed to be an Affiliate of Amber for purposes of Section 7.4 from and after the time that it ceases to be a Controlled Entity of Amber (including as a result of a “spin out” or similar transaction or series of related transactions).

“ARYA Sponsor” means, ARYA Sciences Holdings IV, a Cayman Islands exempted limited company.

“Assignee” means (a) any lender or lenders secured by a Pledge, or agents acting on their behalf, to whom Membership Interests are Transferred pursuant to the exercise of remedies under a Pledge and that has not become a Substituted Member and (b) that has the rights set forth in Section 10.5.

“Asset” means any assets or property of the Company.

“Assumed Tax Liability” means, in the case of the Parent Corporation Group, the sum of (a) all of the Parent Corporation Group’s federal, state, local and non-U.S. tax liabilities, plus (b) the amount necessary to satisfy the Corporation’s payment obligations pursuant to Article III of the Tax Receivable Agreement, in each case during the Fiscal Year to which the Tax Distribution under Section 4.2 relates.

“Authority” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).

“Bankruptcy” means, with respect to any Person, the occurrence of any event specified in Section 17-402(a)(4) or (5) of the Act with respect to such Person, and the term “Bankrupt” has a meaning correlative to the foregoing.

“Board of Directors” means the Board of Directors of the Corporation.

“Board of Managers” means the Board of Managers of the Company, which shall, unless otherwise determined by the Board of Directors in its sole discretion, at all times to be composed of the same Persons who are then members of the Board of Directors.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Capital Accounts” means the capital accounts established and maintained on the books of the Company for each Member in accordance with Article III hereof and which, as of the date hereof, are set forth on Schedule I.

“Capital Contribution” means, with respect to any Member, the cash, cash equivalents and the Fair Market Value of any other property contributed (as determined when such property is or was contributed) to the Company by or on behalf of such Member in respect of Common Units or any other equity securities of the Company pursuant to the terms hereof.

“Capital Share” means any share of any class or series of capital stock of the Corporation now or hereafter authorized (including any Preferred Share), other than a Common Share.

“Cash Amount” means an amount of cash equal to the product of (a) the Value of a Class A Share, multiplied by (b) the Class A Shares Amount, in each case, determined as of the applicable Valuation Date; provided, that in the event the Corporation sells Class A Shares to fund such payment, such cash amount shall be net of any underwriters’ discounts or commissions and brokers’ fees or commissions (including, for the avoidance of doubt, any deferred discounts or commissions and brokers’ fees or commissions payable in connection with or as a result of such offering) in connection with such sale (collectively, “Discounts”) and the Corporation’s Capital Account shall be increased by an amount equal to any such Discounts relating to such sale of shares of Class A Shares in accordance with Section 6.2(c).

“Charter” means the certificate of incorporation of the Corporation, within the meaning of Section 104 of the General Corporation Law of the State of Delaware.

“Class A Shares” means, as applicable, (a) the Class A common stock, par value $0.0001 per share, of the Corporation or (b) following any consolidation, merger, reclassification or other similar event involving the Corporation, any shares or other securities of the Corporation or any other Person or cash or other property that become payable in consideration for the Class A common stock, par value $0.0001 per share, of the Corporation or into which the Class A common stock, par value $0.0001 per share, of the Corporation is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Class A Shares Amount” means a number of Class A Shares equal to the product of (a) the number of Tendered Units or Termination Transaction Units, as applicable, multiplied by (b) the Adjustment Factor; provided, however, that, in the event that the Corporation issues to all holders of Class A Shares as of a certain record date rights, options, warrants or convertible or exchangeable securities entitling such holders to subscribe for or purchase Class A Shares, or any other securities or property (collectively, the “Rights”), with the record date for such Rights issuance being within the period starting on the date of the Notice of Redemption and ending on the day immediately preceding the Specified Redemption Date, which Rights will not be distributed before the relevant Specified Redemption Date in which the Tendering Party or the Termination Non-Corporation Member is receiving the Class A Shares Amount, then such Tendering Party or the Termination Non-Corporation Member shall also be entitled to such Rights equal to the applicable Class A Shares Amount that a holder of that number of Class A Shares would have been entitled to receive (assuming, for this purpose, that the holder was a holder of the Class A Shares Amount as of the record date) at the time that the underlying Rights are received by the record holders of Class A Shares.

“Class B Shares” means, as applicable, (a) the Class B common stock, par value $0.0001 per share, of the Corporation or (b) following any consolidation, merger, reclassification or other similar event involving the Corporation, any shares or other securities of the Corporation or any other Person or cash or other property that become payable in consideration for the Class B common stock, par value $0.0001 per share, of the Corporation or into which the Class B common stock, par value $0.0001 per share, of the Corporation is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Closing” has the meaning set forth in the Business Combination Agreement.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means, collectively, the Class A Shares and Class B Shares.

“Common Unit” means a Membership Interest designated as a “Common Unit” in accordance with Section 3.2 and having the rights, preferences and privileges set forth herein.

“Company Employee” means an employee of the Company or an employee of a Controlled Entity of the Company, if any.

“Company Minimum Gain” means “partnership minimum gain” as set forth in Regulations section 1.704-2(b)(2).

“Company Record Date” means, with respect to any meeting of the Members, consent to any matter, distribution, allotment or determination of the Members, the record date established by the Board of Managers for the purpose of determining the Members entitled to notice of or to vote at any such meeting, consent to any such matter, receive any such distribution or allotment or make any such determination, as applicable, which, in the case of a record date fixed for the determination of Members entitled to receive any distribution, shall (unless otherwise determined by the Board of Managers) generally be the same as the record date established by the Corporation for a dividend or distribution to its stockholders of some or all of its portion of such dividend or distribution.

“Company Property” means all interests in properties, whether real or personal, tangible or intangible, and rights of any type owned thereon or held by the Company or any Controlled Entity thereof, including all cash, securities and other property.

“Consent” means the consent to, approval of, or vote in favor of a proposed action by a Member given in accordance with Section 7.2.

“Consent of the Members” means the Consent of a Majority in Interest of the Members, with all of the Members voting together as a single class, which Consent shall be obtained before the taking of any action for which it is required hereby and, except as otherwise provided herein, may be given or withheld by the Members in their discretion.

“Consent of the Non-Corporation Members” means the Consent of a Majority in Interest of the Non-Corporation Members, with all of the Non-Corporation Members voting together as a single class, which Consent shall be obtained before the taking of any action for which it is required hereby and, except as otherwise provided herein, may be given or withheld by the Non-Corporation Members in their discretion.

“Controlled Entity” means, as to any Person, (a) any corporation more than 50% of the outstanding voting stock of which is owned by such Person or such Person’s Family Members or Affiliates, (b) any trust, whether or not revocable, of which such Person or such Person’s Family Members or Affiliates are the sole beneficiaries, (c) any partnership, limited partnership or limited liability partnership of which such Person or such Person’s Family Members or Affiliates is the general or managing partner or in which such Person or such Person’s Family Members or Affiliates hold partnership interests representing at least 50% of such partnership’s capital and profits and (d) any limited liability company of which such Person or such Person’s Family Members or Affiliates is the manager or managing member or in which such Person or such Person’s Family Members or Affiliates hold limited liability company or membership interests representing at least 50% of such limited liability company’s capital and profits.

“Covered Person” means, as of any time of determination, (a) any current or former officer, manager, employee or other agent of the Company, the Parent Corporation Group or any of their respective Subsidiaries, each, to the extent that the context so requires, in his or her capacity as such, and (b) any Person who is or was serving at the request of the Company or the Parent Corporation Group or any of their respective Subsidiaries as a manager or director, officer, employee, fiduciary or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise.

“Cut-Off Date” means the tenth (10th) Business Day after the Company’s receipt of a Notice of Redemption or the date of delivery of the Termination Transaction Redemption Notice.

“Debt” means, with respect to any Person as of any date of determination, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (b) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (c) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof and (d) obligations of such Person as lessee under leases that are required by U.S. generally accepted accounting principles, in effect from time to time, to be classified as capital leases.

“De Minimis” shall mean an amount small enough as to make not accounting for it commercially reasonable or accounting for it administratively impractical, in each case as determined by the Board of Managers.

“Depreciation” means, for each Fiscal Year or other applicable period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable under U.S. federal income tax principles with respect to an asset for such Fiscal Year or other period, except that, if the Gross Asset Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or period, Depreciation shall be in an amount that bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis (except as otherwise required by Regulations section 1.704-3(d)(2)); provided, however, that, if the federal income tax depreciation, amortization or other cost recovery deduction for such year or period is zero ($0), Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

“Director Nomination Agreement” means the Director Nomination Agreement, dated as of the date hereof, by and among the Corporation, Amber GT Parent and ARYA Sponsor.

“Distributed Right” has the meaning set forth in the definition of “Adjustment Factor.”

“Equity Plan” means any plan, agreement or other arrangement that provides for the grant or issuance of equity or equity-based awards and that is now or is hereafter adopted by the Company or the Corporation for the benefit of any of their respective employees or other service providers (including directors, advisers and consultants), or the employees or other services providers (including directors, advisers and consultants) of any of their respective Affiliates or Controlled Entities.

“Equivalent Units” means, with respect to any class or series of Capital Shares, Membership Interests with preferences, conversion and other rights (other than voting rights), restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption that are substantially the same as (or correspond to) the preferences, conversion and other rights, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such Capital Shares as appropriate to reflect the relative rights and preferences of such Capital Shares as to the Class A Shares and the other classes and series of Capital Shares as such Equivalent Units would have as to Common Units and the other classes and series of Units corresponding to the other classes of Capital Shares, but not as to matters such as voting for members of the Board of Directors that are not applicable to the Company. For the avoidance of doubt, the voting rights, redemption rights and rights to Transfer Equivalent Units need not be similar to the rights of the corresponding class or series of Capital Shares, provided, however, that with respect to redemption rights, the terms of Equivalent Units must be such so that the Company complies with Section 3.8.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fair Market Value” means, with respect to any asset or property, an amount equal to the price at which a willing buyer having all relevant knowledge would purchase, and a willing seller would sell, such asset or property in an arm’s-length transaction taking into account all relevant factors determinative of value (but without regard to any compulsion to sell or the impact of an immediate sale), in each case, as reasonably determined in good faith by the Board of Managers.

“Family Members” means, with respect to any Person, (a) the spouse, former spouse, child, step-child, sibling, niece, nephew, parent, grandparent or any lineal descendent (whether by blood or adoption) of such Person or a parent, grandparent or any lineal descendent (whether by blood or adoption) of such Person’s spouse, (b) any corporation, partnership or limited liability company all or substantially all of the equity interests in which are owned by any Person described in the foregoing clause (a) or (c) a trust, custodial account or guardianship administered primarily for the benefit of any Person described in the foregoing clause (a).

“Gross Asset Value” means, with respect to any Company asset, the adjusted tax basis of the asset for United States federal income tax purposes, except that (a) the initial Gross Asset Value of any property contributed by a Member to the Company (other than cash) shall be the Fair Market Value of such property, (b) the Gross Asset Value of any asset distributed or deemed distributed to a Member by the Company shall be the Fair Market Value of such asset at the time of such distribution, and (c) the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Value, in accordance with the rules set forth in Section 1.704-1(b)(2)(iv)(f) of the Regulations, except as otherwise provided herein, immediately prior to: (i) the date of the acquisition of any additional Membership Interests by any new or existing Member in exchange for more than a De Minimis Capital Contribution; (ii) the date of the distribution of more than a De Minimis amount of Company property (other than a pro rata distribution) to a Member; (iii) the date of the actual liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); (iv) the date of the acquisition of any additional Membership Interests (other than a De Minimis number of Membership Interests) by any new or existing Member as consideration for the performance of services to or for the benefit of the Company; or (v) any other time at which revaluations of property are permitted to be made under Regulations section 1.704-1(b)(2)(iv); provided that adjustments pursuant to the foregoing clauses (i), (ii), (iii) and (v) shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the case of any asset that has a Gross Asset Value determined pursuant to the foregoing clauses (i), (ii), (iv) or (v), Depreciation shall be computed based on the asset’s Gross Asset Value as so determined, and not on the asset’s adjusted tax basis.

“Incapacity” or “Incapacitated” means:

(a)               with respect to any Member who is an individual, the death or total physical disability of such Member or the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her person or his or her estate;

(b)               with respect to any Member that is a corporation or limited liability company, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its certificate or articles of information or similar governing document;

(c)               with respect to any Member that is a limited liability company, partnership, limited partnership or limited liability partnership, the dissolution and commencement of winding up of such Member;

(d)               with respect to any Member that is an estate, the distribution by the fiduciary of such estate’s entire interest in the Company;

(e)               with respect to any trustee of a trust that is a Member, the termination of such trust (but not the substitution of a new trustee); or

(f)                with respect to any Member, the Bankruptcy of such Member.

“Indemnifiable Losses” means all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including any interest and penalties, reasonable out-of-pocket expenses and the reasonable fees and disbursements of counsel for a Covered Person in connection with any investigative, administrative or judicial proceedings, whether or not such Covered Person shall be designated a party thereto), whether absolute, accrued, conditional or otherwise and whether or not resulting from bona fide third-party claims.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of September 29, 2021, by and among the Corporation, the ARYA Sponsor, Amicus GT and certain other Persons identified as “Holders” on the signature pages thereto.

“IRS” means the United States Internal Revenue Service.

“Law” means any federal, national, state, local, foreign, multi-national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, Order, rule, code, regulation or other binding directive, guidance issued, promulgated or enforced by an Authority having jurisdiction over a given matter.

“Lock-up Period” means the period commencing on the Closing Date and continuing through the date that is 365 days after the Closing Date; provided, however, that the Board of Managers may, by written agreement with a Member, shorten or lengthen the Lock-Up Period applicable to such Member without having any obligation to do so for any other Member.

“Majority in Interest of the Members” means Members entitled to vote on or consent to any matter holding more than 50% of all outstanding Membership Interests held by all Members entitled to vote on or consent to such matter.

“Majority in Interest of the Non-Corporation Members” means the Non-Corporation Members entitled to vote on or consent to any matter holding more than 50% of all outstanding Membership Interests held by all Non-Corporation Members entitled to vote on or consent to such matter.

“Member” means Amber GT, the Corporation, each Substituted Member and each Additional Member and, in each case, that has not ceased to be a member of the Company pursuant to the Act and this Agreement.

“Member Minimum Gain” means “partner nonrecourse debt minimum gain,” as determined under Regulations section 1.704-2(i)(3).

“Member Nonrecourse Debt” means “partner nonrecourse debt,” as set forth in Regulations section 1.704-2(b)(4).

“Member Nonrecourse Deductions” means “partner nonrecourse deductions,” as set forth in Regulations section 1.704-2(i). The amount of Member Nonrecourse Deductions shall be determined as set forth in Regulations section 1.704-2(i).

“Membership Interest” means a limited liability company interest in the Company having the rights, preferences and privileges, and being subject to the covenants and agreements, set forth herein; provided that there may be one or more classes of Membership Interests, including Common Units and Equivalent Units.

“Net Profits” and “Net Loss” mean, for each Fiscal Year or other period, an amount equal to the Company’s net taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)              any income of the Company that is exempt from federal income tax not otherwise taken into account in computing Net Profits or Net Loss shall be added to such taxable income or loss;

(b)             any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulations section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Loss shall be subtracted from such taxable income or loss;

(c)              income, gain or loss resulting from any disposition of, distribution to a Member of, or depreciation, amortization or other cost recovery deductions with respect to, Company property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(d)               in the event the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses; and

(e)               to the extent an adjustment to the adjusted tax basis of any asset pursuant to Section 734(b) of the Code is required pursuant to Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution (other than in liquidation of a Member’s interest in the Company), the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

“New Securities” means (a) any right, option, warrant or convertible or exchangeable security that entitles the holder thereof to subscribe for or purchase, convert such security into or exchange such securities for, Common Shares or Capital Shares, excluding Capital Shares and any grants or issuances under any Equity Plans, or (b) any Debt that entitles the holder thereof to convert such Debt into or exchange such Debt for, Common Shares or Capital Shares.

“Non-Corporation Member” means any Person (other than any member of the Parent Corporation Group) that is, from time to time, admitted to the Company as a member pursuant to the Act and this Agreement, including any Substituted Member or Additional Member and, in each case, that has not ceased to be a member of the Company pursuant to the Act and this Agreement.

“Nonrecourse Debt” means a “nonrecourse liability” as set forth in Regulations section 1.704-2(b)(3).

“Nonrecourse Deductions” means “nonrecourse deductions,” as set forth in Regulations sections 1.704-2(b) and 1.704-2(c). The amount of Nonrecourse Deductions shall be determined as set forth in Regulations sections 1.704-2(b) and 1.704-2(c).

“Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit B.

“Optionee” means a Person to whom a stock option is granted under any Equity Plan.

“Order” means any decree, order, judgment, ruling, writ, judicial or arbitral award, injunction, subpoena, verdict, determination or decision entered, issued or rendered by an Authority.

“Parent Corporation Group” means, collectively, the Corporation, its Affiliates and any successors thereof (other than the Company, its Subsidiaries and any successors thereof) and each Permitted Transferee of any Membership Interests initially held by any of the foregoing (other than, for the avoidance of doubt, the Company, its Subsidiaries or any successors thereof).

“Partnership Audit Procedures” means Sections 6221 through 6241 of the Code and the Regulations promulgated thereunder or successor provisions and any similar provision of state or local tax laws.

“Percentage Interest” means, with respect to each Member, as to any class, series or type of Membership Interests, the fraction, expressed as a percentage, (a) the numerator of which is the aggregate number of such class, series or type of Membership Interests held by such Member and (b) the denominator of which is the total number of such class, series or type of Membership Interests held by all Members.

“Permitted Lender Transferee” any lender or lenders secured by a Pledge, or agents acting on their behalf, to whom Membership Interests are Transferred pursuant to the exercise of remedies under a Pledge and any special purpose entities owned and used by such lenders or agents for the purpose of holding any such Membership Interests and that agrees to be bound by the terms and conditions hereof.

“Permitted Transfer” means (a) any Pledge and any Transfer of Membership Interests, in whole or in part, to a Permitted Transferee pursuant to the exercise of remedies under a Pledge; provided that the terms thereof require that any Membership Interest subject thereto be redeemed pursuant to Section 13.1 upon realization of such security, and (b) any Transfer by a Member of Membership Interests (other than a Pledge), in whole or in part, to a Permitted Transferee.

“Permitted Transferee” means, with respect to any Member, (a) any Family Member, Controlled Entity or Affiliate of such Member, (b) a Permitted Lender Transferee, (c) any Person, including any Third-Party Pledge Transferee designated by any lender or lenders secured by a Pledge, or agents acting on their behalf, to which Membership Interests are Transferred pursuant to the exercise of remedies under a Pledge, whether before or after one (1) or more Permitted Lender Transferees take title to such Membership Interests, and (d) any other Member (that is not a Family Member, Controlled Entity or Affiliate of such Member) or Permitted Transferee of such other Member (solely to the extent such Transfer is not taxable for U.S. federal income tax purposes).

“Person” means an individual or a corporation, partnership, limited partnership, limited liability partnership, trust, unincorporated organization, association, limited liability company or other entity.

“Pledge” means a pledge by a Member of one (1) or more of its Membership Interests to one (1) or more banks or lending institutions, or agents acting on their behalf, that are not Affiliates of such Member, as collateral or security for a bona fide loan or other extension of credit, in each case as approved in advance by the Board of Managers.

“Preferred Share” means a share of capital stock of the Corporation now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or senior to the Common Shares.

“Qualified Transferee” means an “accredited investor,” as defined in Rule 501 promulgated under the Securities Act.

“Regulations” means, except where the context indicates otherwise, the final and temporary regulations of the Department of the Treasury under the Code, as such regulations may be lawfully changed from time to time.

“Remedies Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, and subject, as to enforceability to general equity principles (whether considered in a proceeding in equity or at law).

“Representatives” means, with respect to any Member, such Member’s officers, directors, employees, equityholders, partners, members, Affiliates, accountants, attorneys, consultants, co-investors, investors, potential partners, financing sources, bankers, advisors and other agents or representatives who actually receive Confidential Information; provided, however, that (A) no Person shall be considered one of the Corporation’s Representatives or Affiliates unless such person receives Confidential Information from or on behalf of the Corporation, and (B) no portfolio company of any Affiliate of the Corporation or of the ARYA Sponsor shall be deemed to have received Confidential Information solely due to the fact that such entity’s directors, officers or employees may serve as directors, officers or employees of such portfolio company solely to the extent that any such individual does not provide any Confidential Information to such portfolio company and does not use any Confidential Information in connection with his or her role at such company.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Specified Redemption Date” means a date set by the Board of Managers in accordance with Section 13.1(c)(vii) or, with respect to a Termination Transaction Redemption, the date as set forth in a Termination Transaction Redemption Notice.

“Subsidiary” or “Subsidiaries” means (a) one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person (b) any partnership, limited liability company, joint venture or other entity of which the respective Person or any Subsidiary is a general partner, manager, managing member or the equivalent and (c) in the case of the Company, any partnership (for U.S. federal and applicable state income tax purposes) resulting from the Co-Development and Commercialization Agreement, dated as of [●], 2021, by and between the Company and Amber GT Parent.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 10.4.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of the Closing Date, by and among Amber GT, the Company and the Corporation.

“Terminating Non-Corporation Member” has the meaning in the definition of “Termination Transaction of a Non-Corporation Member.”

“Termination Transaction of a Non-Corporation Member” means, with respect to any Non-Corporation Member, the occurrence of (a) a merger, consolidation or other combination involving the Non-Corporation Member, on the one hand, and any other Person, on the other hand, whether in a single transaction or series of related transactions, (b) a sale, lease, exchange or other transfer of all or substantially all of the consolidated assets of such Non-Corporation Member or, in the case of any Non-Corporation Member that is a Subsidiary or Affiliate of Amber GT Parent, of Amber GT Parent (or any successor or parent company thereof) by any Person or group of Person(s) that are not Affiliated with such Non-Corporation Member or Amber GT Parent, as applicable, in each case, whether in a single transaction or a series of related transactions and whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of securities or otherwise, (c) the Bankruptcy of, or the adoption of any plan of liquidation or dissolution of, such Non-Corporation Member or, in the case of any Non-Corporation Member that is a Subsidiary or Affiliate of Amber GT Parent, of Amber GT Parent (or any successor or parent company thereof), (d) any other direct or indirect Transfer of all or any portion of such Non-Corporation Member’s Membership Interests, other than, in the case of the foregoing clause (c), a Transfer effected in accordance with Section 10.3, (e) any other transaction or series of related transactions that results, directly or indirectly, in the shareholders of such Non-Corporation Member or, in the case of any Non-Corporation Member that is a Subsidiary or Affiliate of Amber GT Parent, of Amber GT Parent immediately prior to such transaction(s) holding, in the aggregate, less than fifty percent (50%) of the voting shares or equity securities (whether voting or non-voting) of such Non-Corporation Member (or any successor or parent company thereof) or of Amber GT Parent (or any successor or parent company thereof), as applicable or (f) without limiting the covenants or agreements of such Non-Corporation Member hereunder (or any rights or remedies of the Company or the Parent Corporation Group with respect thereto), the breach of Section 7.4; provided, however, that any Transfer of all or any portion of a Non-Corporation Member’s Membership Interests (other than to such Non-Corporation Member’s Family Members, Controlled Entities or Affiliates) to a Permitted Lender Transferee or Third Party Pledge Transferee consistent with the terms herein and pursuant to the exercise of remedies under a Pledge, in each case, shall constitute a Termination Transaction of such Non-Corporation Member; provided, further, that any Transfer of a Non-Corporation Member’s Membership Interests described in the foregoing clause (d) shall constitute a Termination Transaction of a Non-Corporation Member solely with respect to and to the extent of such Membership Interests Transferred and such Membership Interests Transferred shall be considered Termination Transaction Units hereunder and subject to the terms and conditions of Article XIII.

“Termination Transaction of the Corporation” means the occurrence of (a) a merger, consolidation or other combination or transaction(s) involving the Corporation (or any successor or Affiliate thereof), on the one hand, and any other Person, on the other hand, and immediately after the consummation of such merger, consolidation or other combination or transaction(s), the holders of voting securities of the Corporation immediately prior to such merger, consolidation or other combination or transaction(s) do not immediately following the consummation thereof directly or indirectly hold more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger, consolidation or combination or, if the Corporation (or any successor or Affiliate thereof) is a Controlled Entity of such Person, the ultimate parent thereof, or (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Corporation, on a consolidated basis, in the case of clause (a) or (b), whether in a single transaction or a series of related transactions; provided that, notwithstanding the foregoing, a “Termination Transaction of the Corporation” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the voting shares of the Corporation immediately prior to such transaction or series of transactions continue to hold directly or indirectly at least fifty percent (50%) of the voting shares of the Corporation (or any successor, resulting or parent company thereof) immediately after the consummation of such transaction or series of related transactions.

“Third Party” means a Person that, as of immediately prior to the consummation of an action or transaction involving such Person, is not a (a) Member, (b) Assignee, (c) Affiliate of the Company or any of the Members, (d) a wholly owned Controlled Entity of the Company or any of the Members, or (e) the ARYA Sponsor.

“Third-Party Pledge Transferee” means a Qualified Transferee, other than a Permitted Lender Transferee, that acquires one (1) or more Membership Interests pursuant to the exercise of remedies by Permitted Lender Transferees under a Pledge and that agrees to be bound by the terms and conditions hereof.

“Trading Day” means a day on which the Nasdaq Global Market or such other principal United States securities exchange on which the Class A Shares are listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, hypothecation, mortgage, exchange, transfer or other disposition or act of alienation, whether voluntary or involuntary or by operation of law; provided, however, that when the term is used in Article X (other than in Section 10.6(b)(ix)) and Section 12.6, “Transfer” does not include (a) any acquisition of Tendered Units or Termination Transaction Units by the Company or the Corporation pursuant to Section 13.1 or (b) any redemption of Common Units pursuant to any Membership Interest Designation. The terms “Transferred” and “Transferring” have correlative meanings.

“Valuation Date” means, as applicable, (a) the date of receipt by the Company of a Notice of Redemption pursuant to Section 13.1 or (b) any other date on which the Value of any Class A Shares is to be determined hereunder; provided that, in each case, if such date is not a Business Day, the Valuation Date shall be the immediately preceding Business Day.

“Value” means, with respect to any Class A Share on any Valuation Date, the volume-weighted average of the daily sale prices for the ten (10) consecutive Trading Days immediately preceding such Valuation Date, as reported by Bloomberg, L.P. (or, if not reported by Bloomberg, L.P., by another authoritative source) (except that, in lieu of such volume-weighted average of the daily sale prices, (a) for purposes of Section 3.5, (i) in the case of an exercise of a share option under any Equity Plan, the sale price for the Trading Day immediately preceding the date of exercise shall be used, and (ii) in the case of delivery of Class A Shares pursuant to restricted share units or other equity compensation plans, the sale price on the date of such delivery shall be used and (b) unless otherwise determined by the Board of Managers, for purposes of a Termination Transaction of the Corporation, the price per one Class A Share implied by such Termination Transaction of the Corporation shall be used (with such implied price being determined by the Board of Managers based on the underlying definitive transaction documents with respect to such Termination Transaction of the Corporation.

Section 1.2            Other Definitions. Each of the capitalized terms listed below has the meaning given to such term in the Section set forth opposite such term below:

Acquired Percentage	Section 13.1(b)(i)
Acquired Units	Section 13.1(b)(i)
Act	Recitals
Agreement	Preamble
Agreement Action	Section 14.2(a)
Amber GT	Preamble
Amber GT Parent	Preamble
Amber Member	Section 14.1
Approved Transfer	Section 10.3(a)
Business Combination Agreement	Recitals
Capital Account	Section 3.10
Certificate	Recitals
Company	Preamble
Confidential Information	Section 14.9(b)
Corporation	Preamble
Corporation Record Date	Exhibit A
Corporation Unit Acquisition	Section 13.1(b)(i)
Designated Individual	Section 9.3(a)
Disclosing Person	Section 14.9(a)
Discounts	Section 1.1
Distributed Right	Section 1.1
Election Notice	Section 13.1(b)(i)
Fiscal Year	Section 14.3
Imputed Underpayment Amount	Section 10.3(d)
Liquidating Event	Section 12.2
Liquidator	Section 12.3(a)
M&A Distribution	Section 4.8
M&A Event	Section 4.8
Manager	Section 6.1(a)(i)
No-Duty Persons	Section 6.5(a)
Non-Corporation Member Fiduciary Duties	Section 6.3(b)
Original Agreement	Recitals
Partnership Representative	Section 9.3(a)
Protected Person	Section 14.9(a)
Redemption	Section 13.1(a)(i)
Regulatory Allocations	Section 5.3
Rights	Section 1.1
Rule 144	Section 2.8(f)
Securities Act	Cover Page
Special Redemption	Section 13.1(a)(i)
Surviving Company	Section 10.6(a)(ii)
Tax Distribution	Section 4.2(a)
Tendered Units	Section 13.1(a)(i)
Tendering Party	Section 13.1(a)(i)
Termination Transaction Notice	Section 13.1(a)(iv)
Termination Transaction Redemption	Section 13.1(a)(iv)
Termination Transaction Units	Section 13.1(a)(iv)
Transaction Consideration	Section 10.6(a)(i)

Section 1.3                 Interpretation.

(a)               When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)               Unless otherwise specifically indicated, any reference herein to “$” means U.S. dollars.

(c)               Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)               The parties hereto are sophisticated and have carefully negotiated the provisions hereof. As a consequence, the parties hereto do not intend that the presumptions of Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied hereto or any agreement or instrument executed in connection herewith, and therefore waive their effects.

(e)               When a reference is made herein to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, a Section, a Schedule or an Exhibit of or hereto unless otherwise indicated. The table of contents and headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(f)                Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(g)             The words “hereof,” “hereto,” “hereby,” “herein”, “herewith” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof.

(h)               The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i)               Any contract, agreement or Law defined or referred to herein means such contract or Law as from time to time amended, restated, modified or supplemented, unless otherwise specifically indicated, and the reference to any Law includes any rules or regulations promulgated thereunder by an Authority of competent jurisdiction and any successor statute to any such Law. Any reference herein to “applicable Law” shall be deemed to include a reference to “the Act.”

(j)                 References to a Person are also to its successors and permitted assigns.

(k)                The Exhibits and Schedules hereto are incorporated and made a part hereof and are an integral part hereof.

(l)            The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(m)           The words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

Article II

GENERAL PROVISIONS

Section 2.1          Amendment and Restatement; Formation. This Agreement amends and restates the Original Agreement in its entirety. The Company is a limited liability company previously formed and continued pursuant to the provisions of the Act and upon the terms and subject to the conditions set forth herein. To the extent that the rights, powers, duties, obligations and liabilities of any Member or the Company are different by reason of any provision hereof than they would be under applicable Law in the absence of any such provision, this Agreement shall, to the extent permitted by applicable Law, control.

Section 2.2            Name. The name of the Company is “Caritas Therapeutics, LLC”. The Company may do business under such name or under any other name or names which the Board of Managers may select from time to time. The Board of Managers may change the name of the Company, at any time and from time to time, in accordance with applicable Law.

Section 2.3            Principal Place of Business; Other Places of Business. The principal office and principal place of business of the Company shall be as determined by the Board of Managers. The name and address of the Company’s registered agent in the State of Delaware is as set forth in the Certificate and may be changed from time to time in the Board of Managers’ sole discretion.

Section 2.4            Term. The term of the Company commenced on September 24, 2021, and such term shall continue until the Company is dissolved in accordance with the Act or this Agreement. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until termination pursuant hereto or as otherwise provided in the Act.

Section 2.5            No Concerted Action; No State-Law Partnership. Except as expressly provided herein, in performing any Member’s obligations or exercising its rights hereunder, such Member is acting independently and is not acting in concert with, on behalf of, as agent for, or as joint venturer of, any other Member. Other than with respect to the Company, nothing herein shall be construed as creating a corporation, association, joint stock company, business trust, organized group of Persons, whether incorporated or not, among or involving any Member or its Affiliates, and nothing herein shall be construed as creating or requiring any continuing relationship or commitment as between such parties other than as specifically set forth herein. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member or Members shall be a partner or joint venturer of any other Member or Members, for any purpose other than U.S. federal and applicable state and local tax purposes, and nothing herein shall be construed to the contrary.

Section 2.6            Business Purpose. The Company may carry on any lawful business, purpose or activity in which a limited liability company may be engaged under applicable Law.

Section 2.7          Powers. Subject to the limitations set forth herein, the Company shall possess and may exercise all of the powers and privileges granted to it by applicable Law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.6.

Section 2.8            Representations and Warranties by Additional or Substitute Members. Each Additional Member or Substituted Member (solely with respect to himself, itself or herself as a condition to becoming an Additional Member or Substituted Member, respectively) upon becoming a Member in accordance with the terms hereof, hereby represents and warrants to the Company and each other Member as of the date he, she or its becomes a Member, severally and not jointly, as follows:

(a)            such Member has full power and authority to execute and deliver this Agreement, to become a Member as provided herein and to perform such Member’s obligations hereunder as a Member, and the execution, delivery and performance by such Member hereof has been duly authorized by all necessary action;

(b)               the applicable documents set forth in Section 10.4(a), in the case of a Substituted Member, or Section 11.1(a), in the case of an Additional Member, have been duly and validly executed and delivered by such Member and, assuming the due and valid authorization, execution and delivery by the other parties hereto, constitute the binding obligation of such Member, enforceable against such Member in accordance with its terms, subject to the Remedies Exception;

(c)               the execution and delivery of the Member’s applicable joinder and performance by such Member of its obligations hereunder shall not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Member is subject or (ii) conflict with, or result in a breach or default under, any term or condition of such Member’s certificate of incorporation or bylaws, certificate of limited partnership or partnership agreement, certificate of formation or limited liability company agreement or trust documents, as applicable, or any agreement or other instrument to which such Member is a party, except for any conflict, breach or default that would not reasonably be expected to, individually or in the aggregate, (a) materially and adversely affect the ability of such Member to perform or otherwise comply with any of his, her or its covenants, agreements or obligations hereunder and (b) materially and adversely affect the assets, business, condition or results of operations of the Company and its Subsidiaries (taken as a whole);

(d)               No consent of any Authority is required on the part of such Member with respect to its execution or delivery of the Member’s applicable joinder, or performance of such Member’s covenants, agreements or obligations under this Agreement or the transactions contemplated hereby except for any consents the absence of which has not resulted in and would not reasonably be expected to, individually or in the aggregate, (i) materially and adversely affect the ability of such Member to perform or otherwise comply with any of his, her or its covenants, agreements or obligations hereunder and (ii) materially and adversely affect the assets, business, condition or results of operations of the Company and its Subsidiaries (taken as a whole).

(e)               such Member (i) is acquiring such Member’s Membership Interests solely for such Member’s own account for investment and not with a view to resale in connection with any distribution thereof and (ii) may not, directly or indirectly, Transfer any of the Membership Interests or any interest therein or any rights relating thereto or offer to Transfer, except in compliance with the Securities Act, applicable state securities or “blue sky” Laws and this Agreement;

(f)             such Member acknowledges that (i) all Membership Interests currently or ever owned by such Member were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, (ii) the Membership Interests have not been registered under the Securities Act or qualified under any state securities or “blue sky” Laws; (iii) it is not anticipated that there shall be any public market for the Membership Interest; (iv) the Membership Interest must be held indefinitely and such Member must continue to bear the economic risk of the investment in the Membership Interest unless the Membership Interests are subsequently registered under the Securities Act and such state Laws or an exemption from registration is available; (v) Rule 144 promulgated under the Securities Act (“Rule 144”) is not presently available with respect to sales of any securities of the Company and the Company has made no covenant to make Rule 144 available and Rule 144 is not anticipated to be available in the foreseeable future; (vi) if and when the Membership Interests may be disposed of without registration in reliance upon Rule 144, such disposition can be made, if at all, only in accordance with the terms and conditions of Rule 144 (which may include limitations in the amount of Membership Interests that may be Transferred) and this Agreement; (vii) if the exemption afforded by Rule 144 is not available, sale of the Membership Interests without registration shall require the availability of an exemption under the Securities Act; (viii) restrictive legends shall be placed on any certificate representing the Membership Interests; and (ix) a notation shall be made in the appropriate records of the Company indicating that the Membership Interests are subject to restrictions on Transfer and, if the Company should in the future engage the services of a transfer agent, appropriate stop-transfer instructions shall be issued to such transfer agent with respect to the Membership Interests;

(g)               such Member’s financial situation is such that such Member can afford to (i) bear the economic risk of holding the Membership Interests for an indefinite period and (ii) suffer the complete loss of such Member’s investment in the Membership Interests;

(h)               such Member (i) is familiar with the business, plans, properties, operations, prospects and financial condition of the Company and has been granted the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the Company and the terms and conditions of the acquisition of the Membership Interests and to obtain any additional information that such Member deems necessary to evaluate whether or not to make an investment in the Company, (ii) has the knowledge and experience in financial and business matters to be able to evaluate the merits and risk of the investment in the Membership Interests and (iii) has carefully reviewed the terms hereof and has evaluated the restrictions and obligations herein and therein;

(i)                 such Member (i) has relied upon such Member’s own independent appraisal and investigation, and the advice of such Member’s own counsel, tax advisors and other advisors, regarding the risks of an investment in the Company and (ii) shall continue to bear sole responsibility for making such Member’s own independent evaluation and monitoring of the risks of such Member’s investment in the Company;

(j)                such Member is an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and, in connection with the execution hereof, agrees to deliver such certificates to that effect as the Board may request;

(k)               such Member’s place of business or principal residence is as set forth on Schedule I; and

(l)                there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, such Member or any Affiliate of such Member who might be entitled to any fee or commission from the Company in connection with the transactions contemplated hereby.

Section 2.9              Additional Representations. Each Member (solely with respect to such Member and including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member, respectively), upon becoming a Member as of the date hereof (in the case of ARYA Sponsor and Amber GT) or upon becoming a Member in accordance with the terms hereof (in the case of each Additional Member or Substituted Member), hereby represents and warrants to the Company and each other Member as of the date he, she or it becomes a Member, severally and not jointly, as follows:

(a)               such Member has not obtained, nor will such Member transfer or assign, any of its Membership Interests (or any interest therein) or cause any of its Membership Interests (or any interest therein) to be marketed on or through an “established securities market” within the meaning of Section 7704(b)(1) of the Code and the Regulations thereunder, or a “secondary market,” or the substantial equivalent thereof, within the meaning of Section 7704(b)(2) of the Code and the Regulations thereunder, including an over-the-counter market or an interdealer quotation system that regularly disseminates firm buy or sell quotations; and

(b)               the participation of such Member as a Member will not cause the Company to have more than 100 partners (within the meaning of Regulations section 1.7704-1(h), including the look through rule in Regulations section 1.7704-1(h)(3)).

Article III

CAPITAL CONTRIBUTIONS; MEMBERSHIP INTERESTS

Section 3.1                Capital Contributions. Each of Amber GT and the Corporation shall, upon its execution and delivery hereof, be admitted as a Member as of the Closing Date. As of the Closing Date, the Members have made Capital Contributions to the Company in the amounts set forth on Schedule I (as in effect as of the date hereof).

Section 3.2                 Membership Interests.

(a)               Subject to Section 3.2(c), the Company is authorized to issue one (1) class of Membership Interests: Common Units, each of which shall be identical. The name and address of, and the class and number of Membership Interests held by, each Member from time to time shall be as set forth on Schedule I. Following the Closing Date, the Company shall amend Schedule I, without any further action by the Board of Managers or the Members, to reflect changes in the information intended to be reflected therein that occur pursuant to, and in accordance with, this Agreement (provided that the Company shall have no obligation to amend Schedule I to reflect any such change in respect of any Assignee unless and to the extent that the Company receives written notice from the Transferring Member or any such Assignee with respect to such change). To the fullest extent permitted by applicable Law, (i) except due to any failure by the Company to amend Schedule I as provided in the immediately preceding sentence, Schedule I shall be the definitive record of the outstanding Membership Interests, the ownership of each outstanding Membership Interest and all relevant information with respect to each Member and each Assignee, (ii) any reference herein to Schedule I shall be deemed a reference to Schedule I, as amended and as in effect from time to time, and (iii) except due to any failure by the Company to amend Schedule I as provided in the immediately preceding sentence, the Company shall be entitled to recognize the exclusive right of a Person registered on Schedule I as the owner of the outstanding Membership Interests shown thereon for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Membership Interests on the part of any other Person, whether or not it shall have express or other notice thereof.

(b)               Initially, the Common Units will be uncertificated. If the Board of Managers determines that it is in the interest of the Company to issue certificates representing the Common Units, certificates will be issued and the Common Units will be represented by those certificates, and this Agreement shall be amended as the Board of Managers shall determine is necessary to reflect the issuance of certificated Common Units. Nothing contained in this Section 3.2(b) shall be deemed to authorize or permit any Member to Transfer its Common Units except as otherwise permitted hereunder.

(c)             Without the Consent of any Member but subject to Section 3.2(d) and Section 3.4, the Board of Managers may cause the Company to issue to any Person, and to admit any such Person that is not a Member as an Additional Member, and for such consideration and on such terms and conditions as shall be established by the Board of Managers, additional Membership Interests in one (1) or more classes, or one (1) or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers, restrictions, rights to distributions, qualifications and terms and conditions (including rights that may be senior or otherwise entitled to preference over existing Membership Interests) as shall be determined by the Board of Managers and either set forth in a written document thereafter attached to and made an exhibit hereto, which exhibit shall be an amendment hereto and shall be incorporated herein by this reference, or by amending and restating this Agreement to give effect to such classes or series of Membership Interests (each, a “Membership Interest Designation”); provided, however, that, if there are any Non-Corporation Members at such time, without the prior Consent of a Majority in Interest of the Non-Corporation Members, no such new class or series of Membership Interests shall deprive such Non-Corporation Members of, or dilute or reduce, the pro rata share of all Membership Interests such Non-Corporation Members would have received or to which they would have been entitled if such new class or series of Membership Interests had not been created, except to the extent that the Company actually receives cash or other property or assets with a Fair Market Value (net of fees and expenses incurred in connection with such issuance) in an aggregate amount, equal to the pro rata share of Membership Interests allocated to such new class or series of Membership Interests and the number thereof issued by the Company, in each case, as determined by the Board of Managers; provided, that this proviso shall not apply to a new class or series of Membership Interests that will be issued only to Persons providing services to the Parent Corporation Group, the Company or any of their Controlled Entities and that are intended to be classified as “profits interests” pursuant to IRS Revenue Procedure 93-27 or any other new class or series of Membership Interests issued to the Parent Corporation Group in respect of any equity securities of the Parent Corporation Group issued under any Equity Plan. Without limiting the foregoing, the Board of Managers is expressly authorized to cause the Company to issue Membership Interests (i) upon the conversion, redemption or exchange of any Debt, Membership Interests or other securities issued by the Company, (ii) for less than Fair Market Value, (iii) in connection with any merger of any other Person into the Company or any similar transaction or (iv) upon the contribution of property or assets to the Company.

(d)               Notwithstanding anything to the contrary herein, the Company shall not issue Membership Interests to any member of the Parent Corporation Group, except in connection with any of the following:

(i)           subject to any Membership Interest Designation, the issuance of Membership Interests to all Members then holding Common Units, pro rata in accordance with their respective Percentage Interests;

(ii)              the issuance of (A) Common Units in connection with a corresponding issuance of Class A Shares or (B) Equivalent Units (other than Common Units) issued in connection with an issuance of Capital Shares or New Securities;

(iii)            the issuance of Common Units or other Membership Interests in accordance with Section 3.5, Section 3.6 or Section 3.8; or

(iv)             the issuance of Membership Interests upon the conversion, redemption or exchange of Debt, Membership Interests or other securities issued by the Company to such member of the Parent Corporation Group.

(e)                  Except as expressly provided herein or in any Membership Interest Designation, no Person, including any Member, shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Membership Interest.

Section 3.3                  Capital Contributions of, or Loans by, the Members. Other than in connection with the issuance of additional Membership Interests to any Member and except as otherwise provided by applicable Law, the Members shall have no obligation or, except with the prior written consent of the Board of Managers, right to make any other Capital Contributions or any loans to the Company; provided that any such loan to the Company shall not be considered a Capital Contribution. No Member shall be entitled to withdraw any part of such Member’s Capital Contribution or Capital Account or, except as expressly provided herein, to receive any distribution from the Company.

Section 3.4                 Common Unit to Class A Share Ratio.

(a)               The parties hereto acknowledge and agree that this Agreement intends to maintain at all times a one (1)-to-one (1) ratio between (i) the number of outstanding Common Units owned by members of the Parent Corporation Group (in the aggregate) and (ii) the number of outstanding Class A Shares.

(b)              Notwithstanding anything to the contrary herein and without the Consent of any other Member, if the Corporation effects a reclassification, subdivision, combination or cancellation of the outstanding Class A Shares (including a subdivision effected by the Corporation declaring and paying a dividend of Class A Shares on outstanding Class A Shares), the number of outstanding Common Units shall automatically be reclassified, subdivided, combined or cancelled in the same manner such that, after giving effect to such reclassification, subdivision, combination or cancellation, the number of outstanding Common Units owned by the members of the Parent Corporation Group shall equal, on a one (1)-for-one (1) basis, the number of outstanding Class A Shares.

(c)              The Company shall not undertake any subdivision (by any Common Unit split, Common Unit distribution, reclassification, recapitalization or similar event) or combination (by reverse Common Unit split, reclassification, recapitalization or similar event) of outstanding Common Units owned by any member of the Parent Corporation Group that is not accompanied by an correlative reclassification, subdivision, combination or cancellation of outstanding Class A Shares in order to maintain at all times a one (1)-to-one (1) ratio between (i) the number of Common Units owned by members of the Parent Corporation Group (in the aggregate) and (ii) the number of outstanding Class A Shares, unless such reclassification, subdivision, combination or cancellation is necessary to maintain at all times a one (1)-to-one (1) ratio between the number of Common Units owned by members of the Parent Corporation Group (in the aggregate) and the number of outstanding Class A Shares.

(d)              Notwithstanding anything to the contrary herein and without the Consent of any other Member, if at any time, any Class A Shares are redeemed, repurchased or otherwise acquired by the Corporation then, immediately prior to such redemption, repurchase or acquisition of Class A Shares, the Company shall redeem a number of Common Units held by the Corporation equal to the quotient of (i) the number of Class A Shares so redeemed, repurchased or acquired, divided by (ii) the Adjustment Factor then in effect, such redemption, repurchase or acquisition to be (A) for the same price per Common Unit (after giving effect to application of the Adjustment Factor) as such Class A Shares are redeemed, repurchased or acquired and (B) on substantially similar terms, in the aggregate, as the redemption, repurchase or acquisition of such Class A Shares, unless, in the case of this clause (B), as determined by the Board of Managers.

(e)               The Corporation shall not issue any additional Common Shares, Capital Shares or New Securities unless the Corporation contributes the net cash proceeds or other net consideration received (for the avoidance of doubt, after taking into account or otherwise deducting for any Discounts) from the issuance of such additional Common Shares or Capital Shares, or in the case of New Securities, the exercise or settlement thereof (as the case may be) as a Capital Contribution and in exchange for (i) in the case of an issuance of Class A Shares, a number of Common Units equal to the quotient of (1) the number of such issued Class A Shares, divided by (2) the Adjustment Factor then in effect and (ii) in the case of an issuance of Capital Shares or New Securities, a number of Equivalent Units that correspond to the class or series of such issued Capital Shares or New Securities; provided, however, that, notwithstanding the foregoing, the Corporation may issue Common Shares, Capital Shares or New Securities (1) pursuant to Section 3.5, Section 3.6, Section 4.2(b) or Section 13.1(b), (2) pursuant to a dividend or distribution (including any stock split) of Common Shares, Capital Shares or New Securities to all of the holders of the applicable class or series of Common Shares, Capital Shares or New Securities (as the case may be), (3) upon a conversion, redemption, exchange or exercise of Capital Shares or of New Securities or (4) in connection with an acquisition of Common Units or a property or other asset to be owned, directly or indirectly, by a member of the Parent Corporation Group, in each case, solely to the extent permitted hereby and in accordance herewith.

Section 3.5                 Equity Plans.

(a)               Stock Options Granted to Persons other than Company Employees. If at any time or from time to time, in connection with any Equity Plan, an option to purchase Class A Shares granted to a Person other than a Company Employee is duly exercised, the following events will be deemed to have occurred:

(i)             as soon as practicable after such exercise, the Corporation shall make a Capital Contribution to the Company in an amount equal to the net exercise price received by the Corporation from such exercising party in connection with the exercise of such stock option;

(ii)              notwithstanding the amount of the Capital Contribution actually made pursuant to Section 3.5(a)(i), the Corporation shall be deemed to have contributed to the Company as a Capital Contribution an amount equal to the Value of a Class A Share as of the date of exercise, multiplied by the number of Class A Shares issued in connection with the exercise of such stock option; and

(iii)            in exchange for such Capital Contribution, the Company shall issue a number of Common Units to the Corporation equal to the quotient of (1) the number of Class A Shares issued in connection with the exercise of such stock option, divided by (2) the Adjustment Factor then in effect.

(b)               Stock Options Granted to Company Employees. If at any time or from time to time, in connection with any Equity Plan, an option to purchase Class A Shares granted to a Company Employee is duly exercised, the following events will be deemed to have occurred:

(i)             the Corporation shall sell to the Company, and the Company shall purchase from the Corporation, the number of Class A Shares as to which such stock option is being exercised, with the purchase price per Class A Share for such sale of Class A Shares to the Company being the Value of a Class A Share as of the date of exercise of such stock option;

(ii)            the Company shall sell to the Optionee (or if the Optionee is an employee of a Controlled Entity of the Company, the Company shall sell to such Controlled Entity, which in turn shall sell to the Optionee), for a cash price per share equal to the Value of a Class A Share as of the date of exercise, the number of Class A Shares so exercised equal to (1) the exercise price paid to the Corporation by the exercising party in connection with the exercise of such stock option divided by (2) the Value of a Class A Share at the time of such exercise;

(iii)              the Company shall transfer to the Optionee (or if the Optionee is an employee of a Controlled Entity of the Company, the Company shall transfer to such Controlled Entity, which in turn shall transfer to the Optionee) at no additional cost, as additional compensation, the number of Class A Shares equal to the number of Class A Shares described in Section 3.5(b)(i) less the number of Class A Shares described in Section 3.5(b)(ii);

(iv)            as soon as practicable after such exercise, the Corporation shall make a Capital Contribution to the Company of an amount equal to all net proceeds received (from whatever source, but excluding any payment in respect of payroll taxes or other withholdings) by the Corporation in connection with the exercise of such stock option; and

(v)             in exchange for such Capital Contribution, the Company shall issue a number of Common Units to the Corporation equal to the quotient of (1) the number of Class A Shares issued in connection with the exercise of such stock option, divided by (2) the Adjustment Factor then in effect.

(c)               Other Class A Shares Issued to Company Employees Under Equity Plans. If at any time or from time to time, in connection with any Equity Plan (other than in respect of the exercise of a stock option), any Class A Shares are issued to a Company Employee (including any Class A Shares that are subject to forfeiture in the event specified vesting conditions are not achieved and any Class A Shares issued in settlement of a restricted stock unit or similar award) in consideration for services performed for the Company or a Controlled Entity of the Company:

(i)              the Corporation shall issue such number of Class A Shares as are to be issued to the Company Employee in accordance with the Equity Plan;

(ii)              the following events will be deemed to have occurred: (1) the Corporation shall be deemed to have sold such shares to the Company (or if the Company Employee is an employee of a Controlled Entity of the Company, to such Controlled Entity) for a purchase price equal to the Value of such shares, (2) the Company (or such Controlled Entity) shall be deemed to have delivered the shares to the Company Employee, (3) the Corporation shall be deemed to have contributed the purchase price to the Company as a Capital Contribution, and (4) in the case where the Company Employee is an employee of a Controlled Entity of the Company, the Company shall be deemed to have contributed such amount to the capital of such Controlled Entity;

(iii)             the Company shall issue to the Corporation a number of Common Units equal to the number of newly issued Class A Shares divided by the Adjustment Factor then in effect in consideration for the deemed Capital Contribution described in Section 3.5(c)(ii)(3); and

(iv)             to the extent such Class A Shares were issued to a Person subject to vesting or forfeiture in the event that the vesting conditions are not achieved or are incapable of being achieved or such Class A Shares are forfeited or otherwise repurchased for no consideration by the Parent Corporation Group, as applicable, the actions described in clauses (i), (ii) and (iii) shall be reversed.

(d)               Other Class A Shares Issued to Persons other than Company Employees Under Equity Plans. If at any time or from time to time, in connection with any Equity Plan (other than in respect of the exercise of a stock option), any Class A Shares are issued to a Person other than a Company Employee (including any Class A Shares that are subject to forfeiture in the event specified vesting conditions are not achieved or are incapable of being achieved and any Class A Shares issued in settlement of a restricted stock unit or similar award) in consideration for services performed for the Corporation, the Company or any Affiliates of any of the foregoing, the following events will be deemed to occur:

(i)               the Corporation shall issue such number of Class A Shares as are to be issued to such Person in accordance with the Equity Plan;

(ii)             the Corporation shall be deemed to have contributed the Value of such Class A Shares to the Company as a Capital Contribution, and the Company shall issue to the Corporation a number of newly issued Common Units equal to the number of newly issued Class A Shares divided by the Adjustment Factor then in effect;

(iii)            to the extent such Class A Shares were issued to a Person subject to vesting or forfeiture in the event that the vesting conditions are not achieved or are incapable of being achieved or such Class A Shares are forfeited or otherwise repurchased for no consideration by the Parent Corporation Group, as applicable, the actions described in clauses (i) and (ii) shall be reversed; and

(e)               Future Stock Incentive Plans. Nothing herein shall be construed or applied to preclude or restrain the Corporation or any other member of the Parent Corporation Group from adopting, modifying or terminating any stock or equity incentive plan for the benefit of employees, officers, directors of or other service providers to the Corporation, the Company or any of their Affiliates. The Members acknowledge and agree that, in the event that any such plan is adopted, modified or terminated by the Corporation, the Board of Managers shall have the power, without the Consent of the Members or any further act of the Members, to amend this Section 3.5 as it deems necessary or advisable to implement the terms and conditions of any such plan.

(f)                Issuance of Common Units. The Company is expressly authorized to issue Common Units in the numbers specified in this Section 3.5 without any further act or Consent of any Member.

Section 3.6                Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article III, the net proceeds received by the Corporation in respect of any stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by the Corporation to effect open market purchases of Class A Shares or (b) if the Corporation elects instead to issue new Class A Shares with respect to such amounts, shall be contributed to the capital of the Company in exchange for a number of additional Common Units equal to the number of newly issued Class A Shares divided by the Adjustment Factor then in effect.

Section 3.7                 No Interest; No Return. No Member shall be entitled to interest on its Capital Contribution or on such Member’s Capital Account. Except as provided herein or by law, no Member shall have any right to demand or receive the return of its Capital Contribution from the Company.

Section 3.8                 Conversion or Redemption of Class A Shares or Capital Shares.

(a)               If, at any time, any Capital Shares are converted into Class A Shares, in whole or in part, then an equal number of Equivalent Units held by the applicable member of the Parent Corporation Group that correspond to the class or series of Capital Shares so converted shall automatically be converted or exchanged into a number of Common Units equal to the quotient of (i) the number of Class A Shares issued upon such conversion, divided by (ii) the Adjustment Factor then in effect.

(b)               If, at any time, any Capital Shares are redeemed, repurchased or otherwise acquired (whether by exercise of a put or call, automatically or by means of another arrangement) by the Corporation for cash, then, immediately prior to such redemption, repurchase or acquisition of Capital Shares, the Company shall redeem an equal number of Equivalent Units held by the Corporation that correspond to the class or series of Capital Shares so redeemed, repurchased or acquired (A) for the same price per Equivalent Unit (after giving effect to application of any adjustment factor thereof set forth in a Membership Interest Designation) as such Capital Shares are redeemed, repurchased or acquired and (B) on substantially similar terms, in the aggregate, as the redemption, repurchase or acquisition of such Capital Shares, unless, in the case of this clause (B), as determined by the Board of Managers.

If, at any time, any Class A Shares are redeemed, repurchased or otherwise acquired by the Corporation (whether upon forfeiture of any award granted under any Equity Plan, automatically or by means of another arrangement), then, immediately prior to such redemption, repurchase or acquisition of Class A Shares, the Company shall redeem a number of Common Units held by the Corporation equal to the quotient of (i) the number of Class A Shares so redeemed, repurchased or acquired, divided by (ii) the Adjustment Factor then in effect, such redemption, repurchase or acquisition to be (A) for the same price per Common Unit (after giving effect to application of the Adjustment Factor) as such Class A Shares are redeemed, repurchased or acquired and (B) on substantially similar terms, in the aggregate, as the redemption, repurchase or acquisition of such Class A Shares, unless, in the case of this clause (B), as determined by the Board of Managers.

Section 3.9                Capital Accounts. A separate capital account (a “Capital Account”) shall be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member’s Capital Account (a) shall be increased by (i) the amount of money contributed by such Member to the Company, (ii) the initial Fair Market Value of property contributed by such Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code Section 752) and (iii) allocations to such Member of Net Profits pursuant to Section 6.1 and any other items of income or gain allocated to such Member pursuant to Section 6.2 and (b) shall be decreased by (i) the amount of money distributed to such Member by the Company, (ii) the Fair Market Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume or take subject to under Code Section 752), and (iii) allocations to such Member of Net Losses pursuant to Section 6.1 and any other items of loss or deduction allocated to such Member pursuant to Section 6.2.

Article IV

DISTRIBUTIONS

Section 4.1           Requirement and Characterization of Distributions. Subject to, for the avoidance of doubt, the terms of any Membership Interest Designation, distributions shall be made at such times and in such amounts as the Board of Managers may determine to the Members in accordance with their respective Percentage Interests on such Company Record Date. The Corporation shall not distribute any amounts in respect of Class A Shares or Capital Shares in excess of the Corporation’s share of distributions from the Company without the Consent of a Majority in Interest of the Non-Corporation Members.

Section 4.2           Tax Distributions.

(a)               To enable the Members (or their direct or indirect beneficial owners) to pay taxes on income of the Company or its Subsidiaries that is taxable to the Members (or such owners), the Company shall, at the Board of Manager’s discretion, make, to the extent that funds are legally available therefor and would not be prohibited under any credit facility to which the Company or any Subsidiary thereof is a party, cash distributions to the Members, during each Fiscal Year, pro rata among the Members based on their Percentage Interests (each, a “Tax Distribution”), in an aggregate amount equal to the greater of (i) the minimum amount necessary so that the Parent Corporation Group receives, in the aggregate, at least an amount equal to its Assumed Tax Liability for the Fiscal Year or (ii) the minimum amount necessary so that each Non-Corporation Member receives at least an amount equal to the product of (1) the highest aggregate rate of federal, state, and local income tax imposed on any Member with respect to the Company’s income for that Fiscal Year (taking into account the deductibility of state and local income taxes for federal income tax purposes), multiplied by (2) the amount of the taxable income of the Company allocated to such Non-Corporation Member for that Fiscal Year (including income includible with respect to the Company or any of the Company’s Subsidiaries by such Member or any of its direct or indirect beneficial owners by reason of Section 951, 951A or 956 of the Code or otherwise pursuant to subpart F of Part III of the Code, but excluding income recognized by such Non-Corporation Member (or any of its direct or indirect beneficial owners) with respect to the issuance or vesting of such Member’s Units). Tax Distributions shall be paid at least quarterly during each Fiscal Year at times that coincide with the corporate Members’ payment of estimated taxes, and the amount of each distribution shall be based upon the anticipated taxable income of the Company for the Fiscal Year of the distribution and the anticipated amount of payments under the Tax Receivable Agreement for the Fiscal Year of the distribution. For purposes of determining whether sufficient Tax Distributions have been made pursuant to this Section 4.2 with respect to a Fiscal Year, all distributions made by the Company with respect to such Fiscal Year shall be treated as Tax Distributions until the full amount of Tax Distributions is paid with respect to such Fiscal Year.

(b)               To the extent any Tax Distribution to a member of the Parent Corporation Group is not ultimately used by the Parent Corporation Group to pay a Tax liability (or to the extent used by the Parent Corporation Group to pay a Tax liability but ultimately refunded to the Parent Corporation Group by the applicable taxing authority) or to make a payment under the Tax Receivable Agreement, such member of the Parent Corporation Group may, in its sole discretion, elect to (i) distribute such excess cash amounts to the Corporation (as applicable) to be distributed by the Corporation to the shareholders of the Corporation, (ii) contribute such excess cash amounts to the Company in exchange for a number of Common Units or other equity securities of the Company on a value-for-value basis, and cause the Corporation to distribute Class A Shares to the holders of Class A Shares (if the Company issues Common Units to such member of the Parent Corporation Group) or such other equity securities of the Corporation (if the Company issues equity securities of the Company other than Common Units) corresponding to the equity securities issued by the Company and with substantially the same rights to dividends and distributions, or (iii) retain such excess cash amount. Notwithstanding clause (a) of the definition of Adjustment Factor, no adjustment shall be made to the Adjustment Factor solely by reason of a distribution by the Corporation of Class A Shares or other equity securities made pursuant to this Section 4.2(b)

Section 4.3            Distributions in Kind. No Member may demand to receive property in connection with any distribution or other payment in respect of Membership Interests, except, in the case of the Non-Corporation Members, in the circumstances provided in, and otherwise on the terms and subject to the conditions of, Article XIII. The Board of Managers may cause the Company to make a distribution in kind of the Company’s assets to the Members, and such assets shall be distributed to the Members in such a fashion as to ensure that the Fair Market Value is distributed and allocated in accordance with Article IV and Article V. If the Company distributes property in kind that was contributed to the Company by a Member (or deemed contributed by a Member, for tax purposes, or received in a tax-deferred exchange for property contributed or so deemed contributed to the Company by a Member), the Company shall use commercially reasonable efforts to cause such property to be distributed to the Member who contributed such property (or was deemed to contribute such property), to the extent that such Member is otherwise entitled to receive such a distribution at such time, in accordance with the immediately foregoing sentence and the other provisions herein.

Section 4.4            Distributions upon Liquidation. Notwithstanding the other provisions of this Article IV, upon the occurrence of a Liquidating Event, the assets of the Company shall be distributed to the Members in accordance with Section 12.3.

Section 4.5            Distributions to Reflect Additional Membership Interests. If the Company issues additional Membership Interests pursuant to the provisions of Article III, subject to the rights of any Member set forth in a Membership Interest Designation, the Board of Managers is hereby authorized to make such revisions to this Article IV and to Article V as it determines are necessary or desirable to reflect the issuance of such additional Membership Interests, including making preferential distributions to certain classes of Membership Interests.

Section 4.6            Restricted Distributions. Notwithstanding anything to the contrary herein, neither the Company nor the Board of Managers, on behalf of the Company, shall make a distribution to any Member if such distribution would violate applicable Law.

Section 4.7            Rounding. All distributions payable under this Article IV shall be rounded to the nearest cent, with one-half cent rounded downward.

Section 4.8            Special Distributions to Facilitate Acquisitions. Notwithstanding any other provision herein to the contrary, the Board of Managers shall be permitted to cause a distribution, loan or other transfer of cash by the Company or one or more of its Controlled Entities to be made solely to one or more member(s) of the Parent Corporation Group (such distribution, loan or other transfer satisfying the following proviso, an “M&A Distribution”), provided, however that (a) each such distribution, loan or other transfer is (i) made at or following such time as the Board of Managers reasonably determines that a specific transaction or series of transactions providing for the direct or indirect acquisition or similar transaction of any entity, business(es), assets, properties or rights (whether by merger, consolidation, recapitalization, sale, transfer or license of assets, properties or rights, purchase or issuance of equity securities, tender offer or otherwise) (an “M&A Event”) is reasonably likely to be consummated by the applicable member of the Parent Corporation Group (including, for the avoidance of doubt, at any time at or after the signing of any definitive transaction agreement) and (ii) used solely to facilitate the consummation of such M&A Event or otherwise in connection with such M&A Event (including for the purpose of paying any consideration (whether at the closing thereof or otherwise (including any contingent or deferred consideration paid or payable following the closing thereof)) , and (b) the applicable member of the Parent Corporation Group (i) contributes (in the case of an M&A Distribution that was a distribution), (ii) transfers in repayment of the applicable M&A Distribution that was a loan (with any interest accrued thereon for the benefit of the Company) or (iii) sells solely in exchange for the applicable previously made M&A Distribution that was not a distribution or a loan, or causes to be contributed (in the case of an M&A Distribution that was a distribution), transferred in repayment of the applicable M&A Distribution that was a loan, or sold solely in exchange for the applicable previously made M&A Distribution that was not a distribution or a loan, as soon as practicable thereafter, to the Company or the applicable Controlled Entities of the Company, the entity, business(es), assets, properties or rights directly or indirectly acquired with such distribution, loan or other transfer, as directed by the Board of Managers. If the M&A Distribution is not used solely to facilitate the consummation of or otherwise in connection with such M&A Event in accordance with the foregoing clause (a) within the time specified therefor by the Board of Managers, the applicable member of the Parent Corporation Group will contribute (in the case of an M&A Distribution that was a distribution), transfer in repayment of the applicable M&A Distribution that was a loan, or retransfer (in the case of an M&A Distribution that was not a distribution or a loan) the amount of such M&A Distribution unspent or not otherwise utilized in connection with such M&A Event and, in the case of an M&A Distribution that was a loan, any interest accrued on the amount being transferred to the Company pursuant to this sentence to the Company or the applicable Controlled Entities of the Company at or prior to 5:00 pm New York time on the applicable date. During any time period between the time of the M&A Distribution and the contribution, repayment or sale contemplated by the foregoing clause (b) of the immediately foregoing sentence, the applicable member of the Parent Corporation Group shall hold such cash, and operate any acquired assets, properties or rights, for the benefit of the Company or the applicable Controlled Entity thereof. The number of Common Units held the Members shall not change as a result of any M&A Distribution or the re-contribution, repayment or retransfer of such M&A Distribution (together with any interest accrued thereon) or contribution, repayment or sale of any assets directly or indirectly acquired with such M&A Distribution, in each case as described in this Section 4.8. For the avoidance of doubt, neither an M&A Distribution nor the re-contribution, repayment or retransfer of such M&A Distribution (together with any interest accrued thereon) or contribution, repayment or sale of any entity, business(es), assets, properties or rights directly or indirectly acquired with such M&A Distribution shall have any effect on the Adjustment Factor or any other distribution or payment contemplated by this Agreement. For purposes of all computations required hereunder, the amount of any M&A Distribution that has not been repaid to the Company or the applicable Controlled Entities of the Company (including, to the extent an acquisition has been consummated with the proceeds of such M&A Distribution but the assets so acquired have not yet been contributed, repaid or sold to the Company or the applicable Controlled Entities of the Company as required hereby, the value of the assets so acquired) shall be treated as an asset owned by the Company or the applicable Controlled Entities of the Company and not by the applicable member of the Parent Corporation Group. For the avoidance of doubt, to the extent that any fees, costs or expenses are incurred or otherwise payable by the Parent Corporation Group in connection with or related to the evaluation, negotiation, performance or execution or consummation of an M&A Event described in this Section 4.8, such fees, costs and expenses will be subject to the payment and reimbursement provisions in Section 6.2(b).

Article V

ALLOCATIONS

Section 5.1           Allocations of Net Profits and Net Loss of the Company. Subject to Section 5.2 and Section 5.3, the Net Profits and Net Losses of the Company for each Fiscal Year or other applicable period, and in the event of a liquidation or dissolution of the Company, shall be allocated among the Members in a manner such that the Capital Account of each such Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount of the distributions that would be made to such Member during such Fiscal Year or other applicable period if (a) the Company were dissolved and terminated; (b) its affairs were wound up and each Company asset was sold for cash equal to its Gross Asset Value; (c) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability); and (d) the net assets of the Company were distributed in accordance with Section 12.3 to such Members immediately after giving effect to such allocation, minus such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of the Company’s assets.

Section 5.2           Special Allocations. The following special allocations shall be made in the following order prior to any allocations under Section 5.1:

(a)               Company Minimum Gain Chargeback. Except as otherwise provided in Regulations section 1.704-2(f), notwithstanding any other provision of this Article V, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.2(a) is intended to comply with the partnership minimum gain chargeback requirement in Regulations section 1.704-2(f) and shall be interpreted and applied consistently therewith.

(b)               Member Minimum Gain Chargeback. Except as otherwise provided in Regulations section 1.704-2(i)(4), notwithstanding any other provision of this Article V if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, any Member with a share of that Member Minimum Gain attributable to such a Member Nonrecourse Debt (as determined under Regulations section 1.704-2(i)(5)) as of the beginning of the year shall be allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.2(b) is intended to comply with the partner minimum gain chargeback requirements in the Regulations and shall be interpreted and applied consistently therewith.

(c)               Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 5.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article V have been tentatively made as if this Section 5.2(c) were not in this Agreement. This Section 5.2(c) is intended to comply with the qualified income offset provision in Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied consistently therewith.

(d)             Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year that is in excess of the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate such deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 5.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided in this Article V have been tentatively made as if Section 5.2(c) and this Section 5.2(d) were not herein.

(e)               Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members pro rata in accordance with each Member’s relative share of Net Profits or Net Loss, as applicable, for such Fiscal year and each Member’s share of excess Nonrecourse Debt shall be allocated in the same manner.

(f)               Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.752-2. If more than one Member bears the economic risk of loss for a Member Nonrecourse Debt, any Member Nonrecourse Deductions attributable to that Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss.

(g)               Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulations.

Section 5.3           Curative Allocations. The allocations set forth in Section 5.2(a)–(f) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.3. Therefore, notwithstanding any other provision hereof, the Regulatory Allocations shall be taken into account in allocating items of Company income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member pursuant to Section 5.1 if the Regulatory Allocations had not occurred.

Section 5.4           Tax Allocations. The Members shall cause income, gain, loss and deductions (including any depreciation and/or cost recovery deductions) attributable to property contributed by a Member or revalued by the Company to be allocated among the Members for income tax purposes in accordance with Section 704(c) of the Code and Regulations promulgated thereunder using the traditional method as described in Regulations section 1.704-3(b). The Company shall make curative allocations of the resulting tax gain or loss from the sale or disposition of any property in a manner that is intended to offset the effect of the cumulative amount of any “ceiling rule limitations” with respect to allocations of depreciation or amortization deductions in respect of such property in the current and all prior Fiscal Years, as outlined in Treasury Regulations Section 1.704-3(c)(3). Allocations pursuant to this Section 5.4 shall be made in such manner and utilizing such permissible tax elections as reasonably determined by the Board of Managers. Allocations pursuant to this Section 5.4 are solely for purposes of United States federal, state, and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of items of income, gain, loss and deduction. The Members are aware of the tax consequences of the allocations made by this Section 5.4 and agree to be bound by the provisions of this Section 5.4 in reporting their shares of items of Company income, gain, loss and deduction.

Section 5.5           Compliance with Section 704(b) of the Code. The allocation provisions contained in this Article V are intended to comply with Section 704(b) of the Code and the Regulations promulgated thereunder, and shall be interpreted and applied in a manner consistent therewith.

Section 5.6           Consent of Partners. The allocation methods of items of income, gain, loss and deduction contained in this Article V are hereby expressly consented to by each Member as a condition of becoming a Member.

Section 5.7           Change in Company Interest. If there is a change in any Member’s Membership Interests during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Profits and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d) of the Code, the Board of Managers may adopt any method or convention permitted under applicable Regulations; provided, that in the event of a Transfer of Common Units solely between a transferor Member and a transferee Member such transferor Member and transferee Member shall be entitled to determine the allocation method and convention under Section 706(d) of the Code applicable as between such Members with respect to any and all allocations under Section 706(d) of the Code that affect solely such transferor Member and transferee Member; provided, further, that to the extent the Company incurs any out-of-pocket costs or expenses (as reasonably determined by the Company) in connection with administering any method or convention selected by such Members pursuant to the foregoing proviso that differs from the method or convention otherwise adopted by the Board of Managers pursuant to this Section 5.7, the transferor Member shall reimburse the Company for such costs and expenses.

Section 5.8          Modification of Allocations. The allocations set forth in this Article V are intended to comply with certain requirements of the Regulations. Notwithstanding the other provisions herein (including Section 5.4), the Board of Managers shall be authorized to make, in its reasonable discretion, appropriate amendments to the allocations of Net Profits and Net Loss (and to individual items of income, gain, loss, deduction and credit) pursuant hereto as are required (a) in order to comply with Section 704 of the Code or applicable Regulations, (b) to allocate properly Net Profits and Net Loss (and individual items of income, gain, loss, deduction and credit) to those Members who bear the economic burden or benefit associated therewith and/or (c) to otherwise cause the Members to achieve the economic objectives hereunder, in each case, as reasonably determined by the Board of Managers. If there are any changes after the date hereof in applicable Tax Law, Regulations or interpretation, or any errors, ambiguities, inconsistencies or omissions herein with respect to allocations to be made to Capital Accounts which would, individually or in the aggregate, cause the Members not to achieve in any material respect the economic objectives underlying this Agreement, the Board of Managers may in its reasonable discretion make appropriate adjustments to such allocations in order to achieve or approximate such economic objectives.

Article VI

OPERATIONS

Section 6.1           Management.

(a)               Board of Managers.

(i)             All management powers over the business and affairs of the Company shall be exclusively vested in the Board of Managers, and the Board of Managers shall conduct, direct and exercise full control over all activities of the Company. Each member of the Board of Managers is referred to herein as a “Manager.” The Managers shall be the “managers” of the Company for the purposes of the Act. The Board of Managers may (1) act by meetings or written consents pursuant to Section 6.1(a)(iii) and Section 6.1(a)(iv) and (2) through any Person or Persons to whom authority and duties have been delegated pursuant to Section 6.1(d).

(ii)             The Board of Managers shall at all times consist of the same number of Managers as the Board of Directors and the same individuals as the Board of Directors. No Member has a right to appoint or elect a Manager to the Board of Managers, except in order to effectuate the immediately preceding sentence, and each Manager shall serve until his or her successor has been duly elected and qualified in the same, or until his or her earlier removal, resignation, death or disability. Any Manager may only be removed from the Board of Managers at any time, with or without cause only if such Person is removed from the Board of Directors. A Manager may resign at any time upon written notice to the Board of Managers, subject to such Manager’s concurrent resignation as a director of the Board of Directors.

(iii)            The Board of Managers may hold meetings, both regular and special, either within or without the State of Delaware, or solely by means of electronic communication in accordance with the Act. Regular meetings of the Board of Managers may be held without notice at such time and place as shall from time to time be determined by the Board of Managers. At all meetings of the Board of Managers, a majority of the entire Board of Managers shall constitute a quorum for the transaction of business. Unless a different vote is required by express provision of an applicable Law or this Agreement, the vote of a majority of Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. At any meeting of the Board of Managers, business shall be transacted in such order and manner as the Board of Managers may from time to time determine. If a quorum shall not be present at any meeting of the Board of Managers, the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(iv)             Unless otherwise restricted hereby, any action required or permitted to be taken at any meeting of the Board of Managers or of any committee thereof may be taken without a meeting, if all members of the Board of Managers or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Managers or committee.

(b)               No Non-Corporation Member or Assignee (other than any officer, director, manager, member, employee, partner, agent, representative or trustee of the Corporation, the Company or any of their Affiliates, in their capacity as such) shall take part in the operations, management or control (within the meaning of the Act) of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company. The transaction of any such business by the Corporation or any officer, director, manager, member, employee, partner, agent, representative or trustee of the Corporation, the Company or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Non-Corporation Members or Assignees hereunder.

(c)               Notwithstanding anything to the contrary herein, to the fullest extent permitted by applicable Law, the Board of Managers shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets, properties or rights of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity, all without further act or Consent of the Members or any other Person (but without, for the avoidance of doubt, limiting the covenants and agreements of the Non-Corporation Members set forth in Section 10.6(b)); provided, however, that nothing herein shall alter in any respect any rights under the Corporation’s Charter or bylaws or applicable Law of any stockholder of the Corporation to approve or adopt, as applicable, such sale, lease, exchange or other disposition or a Non-Corporation Member, solely in its capacity as a stockholder of the Corporation, to vote in connection therewith.

(d)               The Board of Managers may also, from time to time, appoint such officers and establish such management and/or advisory boards or committees of the Company as the Board of Managers deems necessary or advisable, each of which shall have such powers, authority and responsibilities as are delegated in writing by the Board of Managers from time to time. Each such officer, board or committee member shall serve at the pleasure of, and may be removed by, the Board of Managers, and any officer of the Company or any of its Controlled Entities, in such officer’s capacities as such, shall owe to the Corporation, the Company and such Controlled Entity, as applicable, duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the Laws of the State of Delaware. The officers of the Company as of the date hereof shall be the individuals set forth on Schedule II hereto.3

(e)               The Board of Managers may cause the Company to contract and deal with the Corporation or any Affiliate of the Corporation in accordance with, and subject to, any applicable related party (or similar) policies then in effect.

Section 6.2            Compensation and Reimbursement.

(a)               The Board of Managers shall not receive any fees from the Company for its services in administering the Company, except as otherwise provided herein.

(b)               Subject to Section 6.2(c), the Company shall be liable for, and shall reimburse the Corporation (or the applicable member of the Parent Corporation Group), on a monthly basis, or such other basis as the Board of Managers may determine, for all sums expended and obligations incurred or otherwise payable by the members of the Parent Corporation Group in connection with or related to the Company’s or any of its Subsidiary’s business or other activities or otherwise in connection with or related to it being the direct or indirect parent company of the Company, including (i) all fees, costs and expenses relating to or arising out of the ownership of interests in or management or operation of, or for the benefit of, the Company or any of its Subsidiaries (including, for the avoidance of doubt, any fees, costs or expenses related to or arising out of an M&A Event, any capital markets activities or restructuring of the Corporation, the Company or its Subsidiaries or any Action (or settlement)), (ii) all compensation of officers, directors, employees and other service providers of the members of the Parent Corporation Group or the Company, including payments under existing or future compensation plans of the members of the Parent Corporation Group or the Company (including those that may provide for stock units, or phantom stock, pursuant to which employees of the Parent Corporation Group or the Company will receive payments based upon dividends on or the value of Class A Shares or any Capital Shares), (iii) all director fees, costs and expenses, (iv) all costs and expenses of the members of the Parent Corporation Group’s related to or arising out of the maintenance of its corporate status or being a public company, including fees, costs and expenses related to or arising out of filings with the SEC or any other Authority, reports or other distributions to its stockholders, capital markets activities or any Action (or settlement thereof), (v) all other fees, costs and expenses reasonably incurred by the Parent Corporation Group, and (vi) fees, costs and expenses incurred by third-party advisors or representatives to the Parent Corporation Group or any Affiliates thereof in connection with any of the foregoing. The Members acknowledge that all such fees, costs and expenses are deemed to be for the benefit of the Company. Such reimbursements shall be made on an after-tax basis (i.e., grossed up basis) and be in addition to any reimbursement of any member of the Parent Corporation Group as a result of indemnification pursuant to Section 6.6.

[3]	Unless otherwise mutually agreed to by Amber GT Parent and ARYA, the initial officers will be the Officers (as defined and determined in accordance with the Business Combination Agreement).

(c)               To the extent practicable (as determined by the Board of Managers), the fees, costs and expenses described in this Section 6.2 shall be treated as fees, costs and expenses of the Company and shall be billed directly to and paid by the Company; provided, however, that notwithstanding any provision of this Agreement to the contrary, to the extent any such fees, costs and expenses are not billed directly to and paid by the Company, the Company may direct the Corporation to pay any such fees, costs or expenses with all or any portion of any proceeds or other consideration (“Directed Proceeds”) received by the Corporation in respect of (i) the issuance, exercise, or settlement, as applicable, of any Common Shares, Capital Shares, New Securities or stock options or (ii) any stock incentive or other stock or subscription plan or agreement, in each case, which Directed Proceeds would otherwise be required to be contributed to the Company pursuant to any provision of this Agreement. In the event that (x) any amount received by the Corporation with respect to a sale of Class A Shares described in the definition of “Cash Amount” or the issuance of any additional Common Shares, Capital Shares or New Securities in accordance with Section 3.4(e) is net of any Discounts or (y) the Corporation pays any fees, costs or expenses with Directed Proceeds pursuant the immediately preceding sentence, (A) the Corporation’s Capital Account shall be increased by the amount of such Discounts or Directed Proceeds, as applicable and (B) the Company shall be deemed to have paid the Discounts or the fees, costs or expenses paid with such Directed Proceeds, as applicable. If and to the extent reimbursements to the Corporation (or the applicable Member of the Parent Corporation Group) by the Company pursuant to this Section 6.2 or pursuant to Section 6.6 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), the parties intend that such amounts shall be treated as payments described under Section 707 of the Code and shall not be treated as distributions pursuant to Article IV or otherwise be deemed to be a payment or amounts received in respect of its Membership Interests (if any).

Section 6.3           Outside Activities.

(a)               No member of the Parent Corporation Group shall, directly or indirectly, enter into or conduct any business, other than in connection with or related to (i) the ownership, acquisition or disposition of Membership Interests, (ii) the business or activities of the Company or its Subsidiaries (including the management or operation thereof), (iii) its operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, (iv) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (v) financing or refinancing of any type related to the Company or its assets or activities and (vi) such activities as are incidental or ancillary to any of the foregoing or typical for entities of the nature and type of the entities comprising the Parent Corporation Group; provided, however, a member of the Parent Corporation Group may, in its sole and absolute discretion, from time to time hold or acquire entities, businesses, assets, properties or rights (whether by merger, consolidation, recapitalization, sale, transfer or license of assets, properties or rights) in its own name or otherwise other than through the Company so long as the members of the Parent Corporation Group take commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Company, whether through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in the Company, the Members shall negotiate in good faith to amend the provisions hereof, including the definition of “Adjustment Factor,” to reflect such activities and the direct ownership of assets by the applicable member of the Parent Corporation Group. The members of the Parent Corporation Group and any of their respective Affiliates may acquire Membership Interests and shall be entitled to exercise all rights of a Member relating to such Membership Interests.

(b)               Subject to (i) any agreements entered into by a Non-Corporation Member, any of its Affiliates or any officer, director, employee, agent, trustee, Affiliate or stockholder of any of the foregoing with any member of the Parent Corporation Group, the Company or any Controlled Entity thereof (including any employment or similar agreement or arrangement) and (ii) the duties and obligations of any individual in his or her capacity as an officer or director of any member of the Parent Corporation Group, the Company or any Controlled Entity thereof (clauses (i) and (ii), collectively, “Non-Corporation Member Duties”), any Non-Corporation Member, officer, director, employee, agent, trustee, Affiliate, member or stockholder of any Non-Corporation Member, shall be entitled to and may engage, invest or otherwise have an interest in any other business, activity or opportunity of any nature, independently or with others, including any business engagement, investment or interest that is in direct or indirect competition with the Company or enhanced by the activities of the Company. Neither the Company nor any Non-Corporation Member shall have any rights by virtue hereof in any business ventures of any Non-Corporation Member or Assignee. Subject to such agreements and the foregoing, none of the Non-Corporation Members nor any other Person shall have any rights by virtue hereof or the relationship established hereby in any business ventures of any other Person (other than any member of the Parent Corporation Group, to the extent expressly provided herein), and such Person shall have no obligation pursuant hereto, subject to any Non-Corporation Member Duties, to offer any interest in any such business ventures to the Company, any Non-Corporation Member, or any such other Person, even if such opportunity is of a character that, if presented to the Company, any Non-Corporation Member or such other Person, could be taken by such Person. No amendment or repeal of this Section 6.3(b) shall apply to or have any effect on the liability or alleged liability of any Member for or with respect to any opportunities of which any such Member becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Membership Interests shall be deemed to have notice of and consented to the provisions of this Section 6.3(b).

Section 6.4           Duties; Limitation of Liability of the Board of Managers.

(a)               The Board of Managers shall owe the same fiduciary duties to the Company as the fiduciary duties the Board of Directors owes to the Corporation under Delaware General Corporation Law (the “DGCL”) (it being understood and agreed, for the avoidance of doubt, that for purposes of applying these duties to the Company the Board of Managers shall be entitled to take into account, among other things, the interests of stockholders of the Corporation).

(b)               Without limiting any of the Board of Managers’ covenants or agreements hereunder or any of the duties any Manager may owe to the stockholders of the Corporation under applicable Law, (i) no Manager, acting in their capacity as such, shall have any duties directly to any Member and (ii) no Manager, acting in their capacity as such, shall be directly liable to the Company for money damages by reason of their service as such.

(c)               In performing its duties hereunder and under applicable Law, the Board of Managers shall be entitled to rely on the provisions hereof and on any information, opinion, report or statement, including any financial statement or other financial data or the records or books of account of the Company or any Controlled Entity of the Company, prepared or presented by an officer, employee or agent of the Company or any such Controlled Entity, or by a lawyer, certified public accountant, appraiser or other Person engaged by the Company as to any matter within such Person’s professional or expert competence, and any act taken or omitted to be taken in reliance upon any such information, opinion, report or statement as to matters that the Board of Managers reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Board of Managers may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(d)               Any amendment, modification or repeal of this Section 6.4 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Managers under this Section 6.4, as in effect immediately prior to such amendment, modification or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 6.5           No Fiduciary Duties of the Members.

(a)               To the fullest extent permitted under applicable Law, no Member, in their capacity as such, (such Persons, the “No-Duty Persons”) shall owe any fiduciary duty to any Covered Person, the Company, or any of their respective Representatives or any other Person. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any No-Duty Person, and any such fiduciary duty that would otherwise apply under applicable Law is hereby eliminated to the fullest extent permitted under applicable Law. Furthermore, each of the Members and the Company hereby unconditionally and irrevocably waives, to the fullest extent permitted by applicable Law, any and all fiduciary duties (including any fiduciary duty related to or associated with self-dealing, corporate or business opportunities or otherwise) of any No-Duty Person that, absent such waiver, would otherwise apply under applicable Law and, in doing so, acknowledges and agrees that the only duties and obligation of each No-Duty Person, in its capacity as a Member, to each other Covered Person, the Company, any of their respective Representatives or any other Person are as expressly set forth herein or under applicable Law.

(b)               To the fullest extent permitted under applicable Law, whenever a No-Duty Person is permitted or required to make a decision or take an action or omit to do any of the foregoing (i) in its “sole discretion” or “discretion” or under a similar grant of authority or latitude or without an express standard of behavior (including standards such as “reasonable” or “good faith”), such No-Duty Person shall be entitled to consider any such interests and factors, including its own, as it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever or (ii) with an express standard of behavior (including standards such as “reasonable” or “good faith”), then such No-Duty Person shall comply with such express standard but, to the fullest extent permitted under Law, shall not be subject to any other or additional standard imposed by this Agreement or Law.

(c)               The provisions hereof, to the extent that they restrict or eliminate the duties and liabilities of the No-Duty Persons otherwise existing at law or in equity, are agreed by the Members and the Company to replace such other duties and liabilities of the No-Duty Persons to the fullest extent permitted by applicable Law.

(d)               Any amendment, modification or repeal of this Section 6.5 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Members under this Section 6.5, as in effect immediately prior to such amendment, modification or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 6.6           Liability; Exculpation and Indemnification.

(a)               Liability. Except as otherwise provided herein, to the fullest extent permitted by applicable Law, the debts, obligations and liabilities of the Company and each Controlled Entity thereof, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company or such Controlled Entity, and no Member shall be obligated to any Person (including any creditor of the Company) for the repayment, satisfaction or discharge of any such debt, obligation or liability of the Company or such Controlled Entity solely by reason of being a Member. The failure of the Company to observe any formalities relating to the exercise of its powers or management of its business or affairs hereunder or under applicable Law shall not be a ground for imposing personal liability on any Member or Covered Person for the obligations and liabilities of the Company.

(b)               Exculpation. To the fullest extent permitted by applicable Law, no Covered Person who serves on behalf of the Company shall be liable to the Company, any Controlled Entity thereof or any other Person for any loss, liability, damage or claim arising out of any act or omission performed or omitted by such Covered Person on behalf of the Company or any Controlled Entity thereof or in furtherance of the interests of the Company or any Controlled Entity thereof or arising out of or in connection with the Company or any Controlled Entity thereof taken or omitted by such Covered Person, so long as such act or omission did not constitute gross negligence, fraud or willful misconduct.

(c)                Indemnification.

(i)               To the fullest extent permitted by the Delaware Limited Liability Act (the “DLLCA”) , as the same exists or as may hereafter be amended, a person who serves as a Manager of the Company shall not be personally liable to the Company or its Members for monetary damages for breach of fiduciary duty as a Manager. If the DLLCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Manager of the Company shall be eliminated or limited to the fullest extent permitted by the DLLCA, as so amended. Any repeal or modification of this Section 6.6 shall not adversely affect any right or protection of a Manager of the Company with respect to events occurring prior to the time of such repeal or modification.

(ii)              To the fullest extent permitted by the DLLCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a Covered Person (any person in such a position, an “Indemnified Person”), whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer or agent of the Company or in any other capacity while serving as a Covered Person, against Indemnifiable Losses if such Indemnified Person acted in good faith and in a manner such Indemnified Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Indemnified Person’s conduct was unlawful; provided, however, that, except as provided in Section 6.6(i) with respect to proceedings to enforce rights to indemnification or advancement, the Company shall indemnify any such Indemnified Person in connection with a proceeding (or part thereof) initiated by such Indemnified Person only if such proceeding (or part thereof) was authorized by the Board of Managers. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(d)               Advancement of Expenses. Expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding referenced in Section 6.6(c) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. The rights to indemnification and advancement of expenses conferred by this Section 6.6(d) shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a Covered Person of the Company and shall inure to the benefit of his or her heirs, executors and administrators.

(e)               Good-Faith Reliance. For purposes of any determination under this Section 6.6, a Covered Person shall be deemed to have acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Company or another enterprise, or on information supplied to such person by the Board of Managers or another enterprise in the course of their duties, or on the advice of legal counsel for the Company or another enterprise or on information or records given or reports made to the Company or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or another enterprise. The provisions of this Section 6.6(e) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Section 6.6.

(f)                Changes in Law. Any repeal or amendment of this Section 6.6 or by changes in the DLLCA, or the adoption of any other provision of this Agreement inconsistent with this Section 6.6, shall, unless otherwise required by the DLLCA, be prospective only (except to the extent such amendment or change in law permits the Company to provide broader indemnification or advancement rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of or related to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(g)               Indemnification Not Exclusive. The indemnification and advancement of expenses provided by, or granted pursuant to this Section 6.6 shall not be deemed exclusive of any other rights to which a Covered Person seeking indemnification or advancement of expenses may be entitled under any, agreement, consent of Members or disinterested Managers or otherwise, both as to action in his or her official capacity and as to action in another capacity as a Covered Person.

(h)               Primacy of Indemnification. The Company hereby acknowledges that an Indemnified Person may have certain rights to other indemnification, advancement of expenses and/or insurance from persons other than the Company (collectively, the “Other Indemnitors”). The Company hereby agrees that with respect to any Indemnifiable Losses paid in settlement arising by reason of the fact that such Indemnified Person is or was an Indemnified Person, (a) that the Company is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of the Other Indemnitors to advance expenses, provide indemnification or otherwise pay for the Indemnifiable Losses incurred by such Indemnified Person are secondary), (b) that the Company shall be required to advance the full amount of Indemnifiable Losses incurred by an Indemnified Person in accordance with this Section 6.6(h) and shall be liable for the full amount of all Indemnifiable Losses to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and an Indemnified Person), without regard to any rights an Indemnified Person may have against the Other Indemnitors, and (c) that the Company irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification or advancement from the Company shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or to be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. The Company and each Indemnified Person agree that the Other Indemnitors are express third party beneficiaries of the terms of this Section 6.6(h).

(i)                 Maintenance of Insurance or Other Financial Arrangements The Company shall have power to purchase and maintain insurance on behalf of any Person who is or was an Indemnified Person against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of this Section 6.6.

(j)                 If a claim under Section 6.6(c)(ii) or Section 6.6(d) is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnified Person may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. To the fullest extent permitted by the DGCL (as if it were applicable to the Company), if successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses, the Indemnified Person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnified Person to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnified Person to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Company to recover an advancement of expenses, the Company shall be entitled to recover such expenses only upon a final adjudication that, the Indemnified Person has not met any applicable standard for indemnification set forth in the DLLCA. Neither the failure of the Company (including its Managers who are not parties to such action, a committee of such Managers, independent legal counsel, or its Members) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Person is proper in the circumstances because the Indemnified Person has met the applicable standard of conduct set forth in the DLLCA, nor an actual determination by the Company (including its Managers who are not parties to such action, a committee of such Managers, independent legal counsel, or its Members) that the Indemnified Person has not met such applicable standard of conduct, shall create a presumption that the Indemnified Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnified Person, be a defense to such suit. In any suit brought by the Indemnified Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses, the burden of proving that the Indemnified Person is not entitled to be indemnified, or to such advancement of expenses, under this Section 6.6 or otherwise shall be on the Company.

(k)               For purposes of this Section 6.6, references to “other enterprises” shall include employee benefit plans and references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Company” shall include any service which imposes duties on, or involves services by, the Indemnified Person with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Section 6.6.

(l)                The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 6.6 shall continue as to a person who has ceased to be an Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

(m)              The Company may, to the extent authorized from time to time by the Board of Managers, grant rights to indemnification and to the advancement of expenses to any Person to the fullest extent of the provisions of this Section 6.6 with respect to the indemnification and advancement of expenses of Indemnified Persons.

(n)              No Duplication of Payments. The Company shall not be liable under this Section 6.6 to make any payment to a Covered Person in respect of any Indemnifiable Losses to the extent that the Covered Person has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Covered Person made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

Section 6.7           Notice of Proceedings. Promptly after receipt by a Covered Person of notice of the commencement of any proceeding against such Covered Person, such Covered Person shall, if a claim for indemnification in respect thereof is to be made against the Company, give prompt written notice to the Company of the commencement of such proceeding; provided that the failure of a Covered Person to give notice as provided herein shall not relieve the Company of its obligations under Section 6.6, except to the extent that the Company is actually and materially prejudiced by such failure to give notice. In case any such proceeding is brought against a Covered Person (other than a proceeding by or in the right of the Company), after the Company has acknowledged in writing its obligation to indemnify and hold harmless the Covered Person, the Company shall be entitled to assume the defense of such proceeding; provided that the Covered Person shall be entitled to participate in such proceeding and to retain its own counsel at its own expense. After notice from the Company to such Covered Person acknowledging the Company’s obligation to indemnify and hold harmless the Covered Person and electing to assume the defense of such proceeding, the Company shall not be liable for expenses subsequently incurred by such Covered Person in connection with the defense thereof. Without the consent of such Covered Person (not to be unreasonably withheld, conditioned or delayed), the Company shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Covered Person of a release from all liability arising out of the proceeding and claims asserted therein and does not involve any statement, finding or admission of any fault, culpability, failure to act, violation of Law or admission of any wrongdoing by or on behalf of such Covered Person.

Section 6.8           Amendments. Any repeal, amendment or modification of Article VI shall not adversely affect any rights of a Covered Person pursuant to this Article VI, including the right to indemnification and to the advancement of expenses of a Covered Person, existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Article VII

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1            Information Rights of Members Relating to the Company.

(a)                In addition to other rights provided hereby or under applicable Law, the Company shall deliver to each Member (who is not also a stockholder of the Corporation) a copy of any information mailed to all stockholders of the Corporation as soon as practicable after such mailing.

(b)              The Company shall notify any Member, on its written request (x) in connection with a redemption or proposed redemption pursuant to Article XIII or (y) following the occurrence of an event that would reasonably be expected to cause a change to the Adjustment Factor, of the then-current Adjustment Factor or any change made to the Adjustment Factor.

(c)               Section 18-305 of the Act (entitled “Access to and Confidentiality of Information; Records”) shall not apply or be incorporated into this Agreement except to the extent expressly provided herein.

(d)               Notwithstanding any other provision of this Section 7.1, the Company may keep confidential from the Non-Corporation Members (or any of them), for such period of time as the Board of Managers determines, any information that (i) the Board of Managers believes to be in the nature of trade secrets or other information the disclosure of which the Board of Managers reasonably believes is not in the best interests of the Company or any member of the Parent Corporation Group, or (ii) the Company, any member of the Parent Corporation Group or any Controlled Entity of the foregoing and its Subsidiaries is required by Law or by agreement to keep confidential.

Section 7.2           Members’ Right to Act. For matters that require the Consent of the Members or the Consent of the Non-Corporation Members, the applicable Members shall act through meetings or written consents as described in this Section 7.2.

(a)               Except as otherwise expressly provided herein, acts by Consent of the Members or Consent of the Non-Corporation Members, voting together as a single class, shall be the acts of the Members or the Non-Corporation Members, respectively. Any Member entitled to vote at a meeting of Members, or to express consent or dissent to any Company action in a written transmission without a meeting, may authorize another Person or Persons to act for such Member by proxy in accordance with applicable Law. If a proxy designates two (2) or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b)              Actions by the Members or the Non-Corporation Members hereunder shall be taken at a meeting called by the a Majority in Interest of the Members on at least forty-eight (48) hours’ prior written notice to the other Members entitled to vote thereat, which notice shall state the purpose or purposes for which such meeting is being called unless such notice is waived by such Member; provided, however, that any such action may be taken by written consent; provided that such consent is signed by Members having not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which the applicable Members entitled to vote thereon were present and voted. The actions taken by the Members entitled to vote or Consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held execute a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. Prompt notice of the action so taken without a meeting, which shall state the action so taken and may be delivered via email, shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the applicable Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 7.3           Various Capacities. The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities hereunder, including as a Member.

Section 7.4           Listing of Members. Without the approval of the Board of Managers, no Non-Corporation Member all or substantially all of whose assets (together with its Affiliates) consist of Membership Interests may have its or any of its Affiliates securities listed (or take any action that would require it to be listed) on any securities exchange or automated quotation system on which securities are traded at any time; provided, that for the avoidance of doubt, this Section 7.4 shall not apply with respect to the securities of Amber GT Parent unless Amber GT Parent transfers to a non-Affiliate all or substantially all of its assets other than the Membership Interests.

Article VIII

BOOKS AND RECORDS

Section 8.1           Books and Records. The Company shall use commercially reasonable efforts to keep, or cause to be kept, separate, complete and accurate books and records of the Company for financial reporting purposes, on an accrual basis, in accordance with the United States generally accepted accounting principles, consistently applied, including all books and records necessary to provide any information, lists and copies of documents required pursuant to applicable Law.

Section 8.2           Inspection. Subject to Section 14.9, the Company shall permit the Non-Corporation Members (personally or through an authorized representative), to (a) visit and inspect, at their sole cost and expense, the properties of the Company and its Controlled Entities during normal business hours upon reasonable prior notice in such a manner as to not unreasonably disrupt the normal operations of the Company or any such Controlled Affiliate and solely for purposes reasonably related to their respective Membership Interests and (b) review and, in the reasonable discretion of the Board of Managers, copy (at their own expense) the books and records, or business and financial records, of the Company or any of its Controlled Entities during reasonable business hours upon reasonable prior notice in such a manner as to not unreasonably disrupt the normal operations of the Company or such Controlled Entity and solely for purposes reasonably related to their respective Membership Interests. Notwithstanding the foregoing or anything to the contrary herein, (i) to the extent that any information is publicly available (whether with the SEC or otherwise) the Company may, in lieu of providing such access and information as contemplated by the preceding sentence, direct such Non-Corporation Member to the location of such information, (ii) the Company and the Non-Corporation Members acknowledge and agree that each member of the Parent Corporation Group shall have, to the fullest extent permitted by Law, full access to all books, records, information, properties and other business relations of the Company, its Controlled Entities and their respective businesses, except and to the extent determined otherwise by the Board of Managers and (iii) the access and information rights of any Non-Corporation Member under this Section 8.2 may be limited to the extent that the Board of Managers reasonably and in good faith determines that such limitation is necessary or advisable in light of any competing activities of such Non-Corporation Member.

Article IX

TAX MATTERS

Section 9.1           Partnership Status and Tax Elections. It is the intent of the Members that the Company be taxed as a partnership for United States federal, state and local income Tax purposes. The Members hereby agree not to elect (a) to be excluded from the application of subchapter K of chapter 1 of subtitle A of the Code or any similar state statute and (b) for the Company to be treated as a corporation, or an association taxable as a corporation, under the Code or any similar state statute.

Section 9.2           Tax Returns; Information. The Board of Managers shall arrange for the preparation of all Tax returns of the Company or any of its Subsidiaries; provided, that in the case of any such Tax return that is a U.S. federal income Tax return, the Board of Managers shall arrange for the preparation of such Tax return by a nationally-recognized accounting firm. In the case of any Tax return of the Company or any of its Subsidiaries that relates to a taxable year (or portion thereof) of the Company or its any of its Subsidiaries beginning on or before the Closing Date and with respect to which Amber GT or any of its Affiliates has any indemnity obligation under the Business Combination Agreement, the Company shall provide a draft copy of such Tax Return to Amber GT for its review and comment not later than fifteen (15) days prior to filing and shall consider in good faith any comments provided by Amber GT with respect to such Tax return. For any taxable year in which Amber GT (or any of its Affiliates) owns more than 10% of the Membership Interests for at least six (6) months during the taxable year, the Company shall provide a draft of the Company's IRS Form 1065 (including all accompanying schedules) to Amber GT for its review and comment and shall use commercially reasonable efforts to provide such draft at least thirty (30) days prior to filing. The Company shall consider in good faith any comments provided by Amber GT. The Company shall keep at its principal office copies of the Company’s (and its Subsidiaries’) federal, state and local income Tax returns, if any, for all taxable years or periods for which Amber GT (or any of its Affiliates) owns more than 10% of the outstanding Membership Interests for at least six (6) months of such taxable year, and shall retain such returns for the period required under applicable Law. Prior to destroying any such returns, the Company shall provide Amber GT a reasonable opportunity, at its own expense, to take possession of such returns. As soon as reasonably practicable following the filing of such income Tax returns, the Company shall furnish to each Member a copy of each such income Tax return as filed, together with any schedules or other information, in each case as such Member may reasonably require in connection with such Member’s own tax affairs.

Section 9.3           Partnership Representative.

(a)               The Corporation is hereby designated as the “partnership representative” of the Company (as that term is defined in Section 6223(a) of the Code, the “Partnership Representative”), with all of the rights, duties and powers provided for in the Code and Regulations. The Company shall appoint the “designated individual” identified by the Partnership Representative to act on behalf of the Partnership Representative (the “Designated Individual”) in accordance with the applicable Regulations. Each Member expressly consents to such designations and agrees that it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent.

(b)               The Members agree to reasonably cooperate to timely provide information requested by the Partnership Representative as needed to comply with the Partnership Audit Procedures, including to make any elections available to the Company under the Partnership Audit Procedures. Each Member agrees that, upon request of the Company, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (i) allow the Company to comply with the provisions of Section 6226 of the Partnership Audit Procedures so that any “partnership adjustments” (as defined in Section 6241(2) of the Partnership Audit Procedures) are taken into account by the Members and former Members rather than the Company; (ii) use the provisions of Section 6225(c) of the Partnership Audit Procedures including, but not limited to, filing amended tax returns with respect to any “reviewed year” (within the meaning of Section 6225(d)(1) of the Partnership Audit Procedures) or using the alternative procedure to filing amended returns to reduce the amount of any partnership adjustment otherwise required to be taken into account by the Company; or (iii) otherwise allow the Company and its Members to address and respond to any matters arising under the Partnership Audit Procedures.

(c)               For any taxable year in which Amber GT (or any of its Affiliates) owns at least 10% of the interests in the Company for at least six (6) months during the taxable year, the Partnership Representative shall deliver to Amber GT a copy of all material notices, communications, reports and writings received from the IRS by the Company or the Partnership Representative relating to or potentially resulting in an adjustment of Company items (a “Proposed Adjustment”) and shall keep Amber GT reasonably informed regarding all material developments with respect to such Proposed Adjustment. In addition, with respect to any such taxable year, the Partnership Representative shall (i) provide Amber GT with a draft copy of any correspondence, filing or other materials to be submitted by the Company, the Partnership Representative or any of their Affiliates in connection with any administrative or judicial proceedings relating to such Proposed Adjustment reasonably in advance of such submission, (ii) consider in good faith all reasonable changes or comments to such correspondence, filing or other materials requested by Amber GT (to the extent such comments are provided in a timely manner such that it would allow the Company to comply with any deadline imposed under applicable Law), and (iii) provide Amber GT with a final copy of such correspondence, filing or other materials.

(d)              The Partnership Representative shall use its commercially reasonable efforts to (i) apply the rules and elections under the Partnership Audit Procedures in a manner that minimizes the likelihood that any Member would bear any material tax, interest or penalties as a result of any audit or proceeding that is attributable to another Member (other than a predecessor in interest) and (ii) cause the financial burden of any “imputed underpayment” (as determined in accordance with Section 6225 of the Partnership Audit Procedures) or Proposed Adjustment that does not give rise to an imputed underpayment to be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the imputed underpayment or other Proposed Adjustment and any associated interest and penalties (any such amount, an “Imputed Underpayment Amount”) are borne by the Members based upon their interests in the Company for the reviewed year.

(e)               Each Member agrees to indemnify and hold harmless the Company from and against any liability with respect to such Member’s share of any Tax deficiency paid or payable by the Company that is apportionable to the Member as determined in accordance with clause (ii) of Section 9.3(d) with respect to an audited or reviewed taxable year for which such Member was a partner in the Company. Any obligation of a Member pursuant to this Section 9.3(e) shall be implemented through adjustments to distributions otherwise payable to such Member as determined in accordance with Section 4.1; provided, however, that at the written request of the Partnership Representative, each Member or former Member may be required to contribute to the Company such Member’s Imputed Underpayment Amount imposed on and paid by the Company; provided, further, that if a Member or former Member individually directly pays, pursuant to the Partnership Audit Procedures, any such Imputed Underpayment Amount, then such payment shall reduce any offset to distribution or required capital contribution of such Member or former Member. Any amount withheld from distributions pursuant to this Section 9.3(e) shall be treated as an amount distributed to such Member or former Member for all purposes hereunder.

(f)                All expenses incurred by the Partnership Representative or Designated Individual in connection with its duties as partnership representative or designated individual, as applicable, shall be expenses of the Company (including, for the avoidance of doubt, any costs and expenses incurred in connection with any claims asserted against the Partnership Representative or Designated Individual, as applicable, except to the extent the Partnership Representative or Designated Individual is determined to have performed its duties in the manner described in the final sentence of this Section 9.3(f), and the Company shall reimburse and indemnify the Partnership Representative or Designated Individual, as applicable, for all such expenses and costs. Nothing herein shall be construed to restrict the Partnership Representative or Designated Individual from engaging lawyers, accountants, tax advisers, or other professional advisers or experts to assist the Partnership Representative or Designated Individual in discharging its duties hereunder. Neither the Partnership Representative nor Designated Individual shall be liable to the Company, any Member or any Affiliate thereof for any costs or losses to any Persons, any diminution in value or any liability whatsoever arising as a result of the performance of its duties pursuant to this Section 9.3 absent (i) willful breach of any provision of this Section 9.3 or (ii) bad faith, fraud, gross negligence or willful misconduct on the part of the Partnership Representative or Designated Individual, as applicable.

Section 9.4           Tax Elections. The Company shall file (or cause to be filed) an election pursuant to Section 754 of the Code for the Company (and any Subsidiary of the Company that is treated as a partnership for U.S. federal income Tax purposes) for each Fiscal Year (to the extent such an election is not already in force) and shall maintain and keep such election in effect at all times and, except as otherwise provided herein, the Board of Managers shall determine whether to make any other available election pursuant to the Code

Section 9.5            Withholding. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any U.S. federal, state, local or non-U.S. government any amounts required to be so withheld pursuant to the Code or any provisions of any other U.S. federal, state, local or non-U.S. Law and shall apportion such amounts to the Members with respect to which such amount was withheld. The Members shall, upon request by the Company promptly pay to the Company any amount otherwise required to be so withheld with respect to such Member that is paid over by the Company to the appropriate taxing authority (and such payment shall not be considered a Capital Contribution for purposes hereof). Any amounts so withheld (and not paid to the Company by the applicable Member) and paid over by the Company to the appropriate taxing authority shall be offset against the current or next amounts otherwise distributable to such Member (and, to the extent so withheld and paid over, shall be treated as amounts distributed to such Member for all purposes hereof).

Section 9.6            Survival. The obligations set forth in this Article IX shall survive the termination of any Member’s interest in the Company, the termination hereof and/or the termination, dissolution, liquidation or winding up of the Company, and shall remain binding on each Member for the period of time necessary to resolve with the IRS (or any other applicable taxing authority) all Tax matters relating to the Company and for Members to satisfy their indemnification obligations, if any, pursuant to this Article IX.

Article X

MEMBER TRANSFERS AND WITHDRAWALS

Section 10.1        Transfer.

(a)               No Membership Interest, in whole or in part, shall be (i) subject to the claims of any creditor, to any spouse for alimony or support or to legal process and (ii) except as may be specifically provided for herein, voluntarily or involuntarily alienated or encumbered.

(b)               No Membership Interest held by a Member shall be Transferred, directly or indirectly, in whole or in part, except in accordance with the terms and conditions set forth in Section 13.1 or this Article X. Any Transfer or purported Transfer of a Membership Interest not made in accordance with Section 13.1 or this Article X shall be null and void ab initio. Any Person to which a Transfer is made or attempted in violation of this Article X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company, except as otherwise provided herein. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. For the avoidance of doubt, the restrictions on Transfer contained in this Article X shall not apply to the Transfer of any capital stock of the Corporation; provided that no Class B Shares may be Transferred unless an equal number of Common Units are Transferred therewith in accordance with this Agreement (including in respect of those Transfers to Permitted Transferees) and the Charter.

(c)               Regardless of whether such Transfer constitutes a Permitted Transfer, no Transfer of any Membership Interest may be made to a lender to the Company or any Person who is related (within the meaning of Regulations section 1.752-4(b)) to any lender to the Company whose loan constitutes a Nonrecourse Liability, without the consent of the Board of Managers; provided that as a condition to such consent, the lender will be required to enter into an arrangement with the Company and the Corporation to redeem or exchange for the Class A Shares Amount any Common Units in which a security interest is held by such lender immediately before the time at which such lender would be deemed to be a member in the Company for purposes of allocating liabilities to such lender under Section 752 of the Code.

Section 10.2        Transfer of Membership Interests Held by the Parent Corporation Group.

(a)               Except as provided in Section 10.2(b), no member of the Parent Corporation Group may Transfer, directly or indirectly, its Membership Interests, in whole or in part, without the Consent of the Non-Corporation Members, other than (x) a Transfer to a Permitted Lender Transferee or to any Person, including any Third-Party Pledge Transferee designated by any lender or lenders secured by a Pledge, or agents acting on their behalf, to which Membership Interests are Transferred pursuant to the exercise of remedies under a Pledge, whether before or after one (1) or more Permitted Lender Transferees take title to such Membership Interests or (y) a Transfer in connection with a corporate restructuring, reorganization, recapitalization or comparable transaction (other than, for the avoidance of doubt, a Termination Transaction of the Corporation) in which (I) all of the Membership Interests held by a member of the Parent Corporation Group immediately prior to such corporate transaction are transferred to a successor surviving Person that directly or indirectly owns all of the Membership Interests previously held by such member of the Parent Corporation Group and (II) if applicable, proper provision is made for the continuation of the rights and benefits of the Non-Corporation Members hereunder (including, for the avoidance of doubt, those pursuant to Article XIII as it pertains to any resulting public company in such transaction).

(b)               Subject to, in the case of clause (i) the applicable provisions of this Article X and, in the case of clause (ii), any express limitations hereunder with respect to such Transfer to which the members of the Parent Corporation Group are otherwise subject, any member of the Parent Corporation Group may, in each case without the Consent of the Non-Corporation Members or any consent or approval of any other Members, (i) Transfer its Membership Interests, in whole or in part, to any Person that is, and remains, a direct or indirect wholly owned Controlled Entity of the Corporation, or (ii) Transfer its Membership Interests in connection with the consummation of a Termination Transaction of the Corporation.

Section 10.3        Members’ Rights to Transfer.

(a)               General Restrictions. Except for any Permitted Transfer (subject to the applicable provisions of this Article X) or any Transfer of Membership Interests pursuant to Section 13.1, no Non-Corporation Member or Assignee shall Transfer, directly or indirectly, its Membership Interests, in whole or in part, without the prior written consent of the Board of Managers and subject to any terms and conditions imposed by the Board of Managers (any such Transfer approved by the Board of Managers, an “Approved Transfer”). Any purported transfer not made in accordance with the terms of this Agreement shall be void ab initio.

(b)               Transfer Conditions.

(i)                 Qualified Transferee. Except for any Transfer pursuant to Section 13.1, any Permitted Transfer of a Non-Corporation Member and any Approved Transfer shall be made only to a single Qualified Transferee; provided, however, that all Qualified Transferees that are Affiliates, or that comprise investment accounts or funds managed by a single Qualified Transferee and its Affiliates, shall be considered together to be a single Qualified Transferee; provided, further, that each such Transfer meeting the minimum Transfer restriction of Section 10.3(b)(iii) may be to a separate Qualified Transferee.

(ii)              Opinion of Counsel. In connection with any Approved Transfer, the Transferring Member shall deliver or cause to be delivered to the Company an opinion of legal counsel reasonably satisfactory to the Board of Managers to the effect that the proposed Transfer may be effected without registration under the Securities Act and will not otherwise violate the registration provisions of the Securities Act and the regulations promulgated thereunder or violate any state securities Laws or regulations applicable to the Company or the Membership Interests Transferred; provided, however, that the Board of Managers may waive this condition in its sole discretion; provided, further, that, if the Board of Managers determines, based on the advice of counsel, that such Transfer would (A) create a material risk of requiring the filing of a registration statement under the Securities Act, (B) cause the Company to be treated as an association taxable as a corporation or a “publicly traded partnership” pursuant to Section 7704 of the Code, or (C) otherwise violate any federal or state securities Laws or regulations applicable to the Company or the Membership Interests, the Board of Managers may, in its sole discretion, prohibit any such Approved Transfer. The foregoing provisions of this Section 10.3(b)(ii) shall not apply to any Permitted Transfer or any Transfer pursuant to Section 13.1.

(iii)            Minimum Transfer Restriction. Any Transferring Member in an Approved Transfer shall not Transfer less than the lesser of (i) 10,000 Common Units (as adjusted for any unit split, unit distribution, reverse unit split, reclassification or similar event, in each case with such adjustment being determined by the Board of Managers) or (ii) all of the remaining Membership Interests owned by such Transferring Member; provided, however, that for purposes of determining compliance with the foregoing restriction, all Membership Interests owned by Affiliates of a Member shall be considered to be owned by such Member; provided, further, that the Board of Managers may waive these provisions of this clause (iii) in its sole discretion; provided, that any such waiver shall apply equally to all Non-Transferring Members. The foregoing provisions of this Section 10.3(b)(iii) shall not apply to any Permitted Transfer or any Transfer pursuant to Section 13.1.

(c)               Incapacity. If a Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Member’s estate shall have all the rights of a Member, but not more rights than those enjoyed by other Members, for the purpose of settling or managing the estate, and such power as the Incapacitated Member possessed to Transfer all or any part of its interest in the Company. The Incapacity of a Member, in and of itself, shall not dissolve or terminate the Company.

(d)               Tax Information. In connection with any Transfer hereunder, the Member Transferring such Member’s Interest (or part thereof) or any rights therein shall provide such information as may be reasonably requested by the Board of Managers, including in connection with an election made or to be made by the Company pursuant to Section 754 of the Code or the Company’s potential withholding obligation under Section 1446(f)(4) of the Code.

Section 10.4        Substituted Members.

(a)               A transferee of any Membership Interests pursuant to Section 10.2 or Section 10.3 shall be admitted as a Substituted Member, subject to compliance with the last sentence of this Section 10.4(a). The failure or refusal by the Board of Managers to permit a transferee of any such Membership Interests to become a Substituted Member shall not give rise to any cause of action against the Company, the Board of Managers or any member of the Parent Corporation Group. Subject to the foregoing, a transferee shall not be admitted as a Substituted Member until and unless, and such underlying transfer shall not be effective until and unless, it furnishes to the Board of Managers (i) a joinder agreement, in a form and substance satisfactory to the Board of Managers, under which such Person agrees to be bound by all of the terms and conditions of this Agreement, (ii) Consent by Spouse, if applicable, and (iii) such other documents or instruments as may be required by the Board of Managers in order to effect such Person’s admission as a Substituted Member.

(b)               A Substituted Member shall have the same rights, preferences and privileges, and shall be subject to the same covenants and agreements, set forth herein as the applicable Members.

Section 10.5        Assignees. An Assignee shall be entitled to receive distributions from the Company and the share of Net Profits, Net Losses and other items of income, gain, loss, deduction and credit of the Company attributable to the Membership Interests assigned to such transferee and the rights to Transfer the Membership Interests as provided in, and subject to the terms and conditions of, this Article X and Article XIII with respect to such Assignee’s Membership Interests (as if such Assignee was a Member and provided, that such Assignee shall only have such rights if he, she or it otherwise complies with all covenants, agreements or obligations of a Member with respect thereto, other than the last sentence of Section 10.4(a)), but shall not be deemed to be a Member or holder of Membership Interests for any other purpose hereunder; provided that an Assignee shall not be entitled to such items if it would cause the Company to be treated as an association taxable as a corporation or a “publicly traded partnership” pursuant to Section 7704 of the Code. Unless admitted as a Substituted Member, no Assignee shall have any rights hereunder, other than those of an Assignee as expressly provided in this Section 10.5.

Section 10.6        General Provisions.

(a)               No Transfer of any Membership Interests shall relieve the Transferring Member of any of its covenants and agreements hereunder, except and to the extent actually performed or otherwise determined by the Board of Managers, and no Non-Corporation Member may withdraw from the Company, except (i) as a result of a Permitted Transfer or Approved Transfer of all of such Member’s Membership Interests in which the transferee becomes a Substituted Member in accordance with Section 10.4, (ii) pursuant to the Redemption, Termination Transaction Redemption or Corporation Unit Acquisition of all of its Membership Interests under Section 13.1 or any redemption of all of its Membership Interests pursuant to any Membership Interest Designation or (iii) as a result of the acquisition by the Corporation of all of such Member’s Membership Interests, whether or not pursuant to Section 13.1(b). For the avoidance of doubt, Any Non-Corporation Member that Transfers all of its Membership Interests in a transaction contemplated by the foregoing clauses (i) –(iii) shall cease to be a Non-Corporation Member.

(b)               Notwithstanding anything to the contrary herein, except as otherwise determined, in the case of clauses (iii) through (x), by the Board of Managers in its discretion or in connection with a Termination Transaction of the Corporation that is approved by the Board of Directors, in no event may any Transfer of Membership Interests, in whole or in part (including any Redemption, Termination Transaction Redemption or Corporation Unit Acquisition, any other acquisition of Membership Interests by the Corporation, any acquisition of Membership Interests by the Company, any Permitted Transfer or any direct or indirect Transfer of an interest in any Member), be made:

(i)                 to any Person who lacks the legal right, power or capacity to own a Membership Interest;

(ii)              in violation of applicable Law;

(iii)            of any component portion of a Membership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Membership Interest;

(iv)             if the Board of Managers determines that such Transfer would create a material risk that the Company would become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in ERISA Section 3(14)) or a “disqualified person” (as defined in Section 4975(c) of the Code);

(v)               if the Board of Managers determines, based on the advice of counsel, that such Transfer would create a material risk that any portion of the assets of the Company would constitute assets of any employee benefit plan pursuant to Department of Labor Regulations section 2510.2-101;

(vi)             if such Transfer requires the registration of such Membership Interest pursuant to any applicable federal or state securities Laws;

(vii)          if the Board of Managers determines, based on the advice of counsel, that such Transfer creates a material risk that the Company would become a reporting company under the Exchange Act;

(viii)        if the Board of Managers determines, based on the advice of counsel, that such Transfer subjects the Company to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA; or

(ix)             if the Board of Managers determines, based on the advice of counsel that (1) there would be a non De Minimis risk that such Transfer would result in the Company having more than 100 partners, within the meaning of Regulations section 1.7704-1(h) (determined taking into account the rules of Regulations section 1.7704-1(h)(3)), (2) there would be a non De Minimis risk that such Transfer would be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, (3) such Transfer would create a non De Minimis risk of the Company being treated as an association taxable as a corporation or a “publicly traded partnership” pursuant to Section 7704 of the Code or (4) such Transfer would cause the Company to have a non De Minimis withholding obligation under Section 1446(f) of the Code or a successor provision for which the Company is paid in advance by the transferor pursuant to this Agreement.

(c)               In connection with any proposed Transfer, at the request of the Board of Managers, the applicable transferor shall furnish to the Company evidence in form and substance reasonably satisfactory to the Board of Managers (which shall, if requested by the Board of Managers, include a representation letter of the proposed transferee, to include representations substantially similar to those described in Section 2.8 and Section 2.9 hereof) that the Transfer would not have any of the results described in Section 10.6(b).

(d)               Transfers pursuant to this Article X, other than a Permitted Transfer to a Permitted Transferee pursuant to the exercise of remedies under a Pledge or a Transfer by a member of the Parent Corporation Group, may only be made on the first day of any month, unless the Board of Managers otherwise agrees.

Section 10.7        Restrictions on a Termination Transaction of the Corporation.

(a)               So long as Amber GT Parent continues have a right to nominate a director to the Board of Directors pursuant to the Director Nomination Agreement, no member of the Parent Corporation Group shall engage in, or cause or permit, a Termination Transaction of the Corporation, other than (x) with the Consent of the Non-Corporation Members (not to be unreasonably withheld, conditioned or delayed), or (y) either:

(i)                 in connection with any such Termination Transaction of the Corporation, each Non-Corporation Member will receive, or will have the right to elect to receive (to the extent an election is made available to the holders of Class A Shares), the amount of cash, securities or other property which such holder of Common Units would have received if it received Class A Shares in exchange for all of its Common Units pursuant to a Corporation Unit Acquisition occurring immediately prior to the time the Termination Transaction of the Corporation (the “Transaction Consideration”); provided, however, that this clause (i) will be deemed to be satisfied with respect to each Non-Corporation Member that is required to effect a Corporation Unit Acquisition pursuant to Section 10.7(b)(iv); or

(ii)              all of the following conditions are met: (1) substantially all of the assets directly or indirectly owned by the Company prior to the announcement of the Termination Transaction of the Corporation are, immediately after the Termination Transaction of the Corporation, owned directly or indirectly by the Company or another limited partnership or limited liability company which is the survivor of a merger, consolidation, combination of assets or similar transaction involving the Company (in each case, the “Surviving Company”); (2) the Surviving Company is classified as a partnership for U.S. federal income tax purposes; (3) the Non-Corporation Members that held Common Units immediately prior to the consummation of such Termination Transaction of the Corporation own a percentage interest of the Surviving Company based on the relative Fair Market Value of the net assets of the Company and the other net assets of the Surviving Company immediately prior to the consummation of such transaction unless such Non-Corporation Members receive cash compensation for such Common Units; (4) the rights of such Non-Corporation Members with respect to the Surviving Company are no less favorable in the aggregate as those of the Non-Corporation Members holding Common Units immediately prior to the consummation of such transaction (except to the extent that any such rights are consistent with clause (5) below) and as those applicable to any other Non-Corporation Members of the Surviving Company; and (5) such rights include the right to redeem their interests in the Surviving Company on the terms and conditions no less favorable in the aggregate as those set forth in Article XIII.

(b)               In the event of a Termination Transaction of the Corporation, each of the Non-Corporation Members (i) agrees not to demand or exercise appraisal or dissenters rights under any applicable business corporation law or other law with respect to such Termination Transaction of the Corporation, (ii) shall vote (and if applicable, cause each of its Affiliates to vote), and provide its consent (and if applicable, cause each of its Affiliates to provide its consents) with respect to, their respective Capital Shares, Common Shares and/or, if applicable, Membership Interests (1) in favor of the Termination Transaction of the Corporation and (2) in opposition to any and all other proposals that could oppose, prevent, delay, or impair the ability to consummate the proposed Termination Transaction of the Corporation, (iii) shall refrain from depositing (and if applicable cause each of its Affiliates to refrain from depositing) any Capital Shares, Common Shares or Membership Interests in a voting trust or subjecting any such equity interests to any arrangement or agreement with respect to voting any such shares, unless the Corporation specifically so requests in connection with the proposed Termination Transaction of the Corporation, or (iv) at the request of the Board of Directors shall either (A) effect a Corporate Unit Acquisition for the Class A Shares Amount in respect of all or any portion of its Common Units immediately prior to the consummation of the Termination Transaction of the Corporation, with the applicable covenants and agreements with respect to such Corporate Units Acquisition applying to this Section 10.7, mutatis mutandis, or (B) sell or otherwise transfer its Membership Interests to the purchaser(s) in such Termination Transaction of the Corporation, provided that each such Non-Corporation Member receives the consideration on substantially the same terms he, she or it would have been entitled to if it received Class A Shares in exchange for all of its Common Units pursuant to a Corporation Unit Acquisition immediately prior to consummation of the Termination Transaction of the Corporation, and in connection with any such sale or transfer shall execute and deliver customary transaction or similar agreements, which shall include customary representations of the type described in Article XIII.

Article XI

ADMISSION OF MEMBERS

Section 11.1        Members; Admission of Additional Members.

(a)               A Person (other than a then-existing Member) who makes a Capital Contribution to the Company in exchange for Membership Interests and in accordance herewith shall be admitted to the Company as an Additional Member only upon furnishing to the Company with (i) a joinder agreement, in form and substance satisfactory to the Board of Managers, under which such Person agrees to be bound by all of the terms and conditions of this Agreement, (ii) Consent by Spouse, if applicable, and (iii) such other documents or instruments as may be required by the Board of Managers in order to effect such Person’s admission as an Additional Member.

(b)               Notwithstanding anything to the contrary in this Section 11.1, no Person shall be admitted as an Additional Member without the consent of the Board of Managers. The admission of any Person as an Additional Member shall become effective on the date upon which the name of such Person is recorded on the books and records of the Company, following the consent of the Board of Managers to such admission and the satisfaction of all the conditions set forth in Section 11.1(a).

(c)               If any Additional Member is admitted to the Company, all distributions with respect to which the Company Record Date is before the date of such admission shall be made solely to Members and Assignees other than the Additional Member, and all distributions thereafter shall be made to all the Members and Assignees including such Additional Member.

Section 11.2        Limit on Number of Members. Unless otherwise permitted by the Board of Managers, no Person shall be admitted to the Company as an Additional Member if the effect of such admission would be to cause the Company to have a number of Members (including as Members for this purpose those Persons indirectly owning an interest in the Company through another partnership, a limited liability company, a subchapter S corporation or a grantor trust) that would cause the Company to become a reporting company under the Exchange Act.

Section 11.3        Admission. A Person shall be admitted to the Company as a Non-Corporation Member of the Company or a Board of Managers of the Company only upon strict compliance, and not upon substantial compliance, with the requirements set forth herein for admission to the Company as a Non-Corporation Member.

Article XII

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 12.1        No Dissolution. The Company shall not be dissolved upon (a) the admission of Additional Members or Substituted Members in accordance with the terms hereof, or (b) the Incapacity of any Member, or the occurrence of any other event that terminates the continued membership of any Member in the Company. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article XII, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

Section 12.2        Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the earliest to occurrence of any of the following events (each, a “Liquidating Event”):

(a)               the Board of Managers’ determination, with the Consent of the Members, to dissolve the Company and wind up its affairs;

(b)               the sale of all or substantially all of the Company’s consolidated assets;

(c)               the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act; or

(d)               the entry of a decree of judicial dissolution under Section 18-802 of the Act requiring such dissolution and winding up pursuant to Law.

Section 12.3        Distribution upon Dissolution.

(a)               Upon the dissolution of the Company pursuant to Section 12.2, unless the Company is continued pursuant to Section 12.2, the Board of Managers or any Person selected by the Board of Managers (the Board of Managers or such other Person being referred to herein as the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s liabilities and property, and the Company property shall be liquidated as promptly as is consistent with obtaining the Fair Market Value thereof, and the proceeds therefrom (which may, to the extent determined by the Board of Managers, include shares of stock in the Corporation) shall be applied and distributed in the following order:

(i)                 first, to the satisfaction of all of the Company’s debts and liabilities to creditors including Members who are creditors (other than with respect to liabilities owed to Members in satisfaction of liabilities for distributions), whether by payment or the making of reasonable provision for payment thereof;

(ii)              second, to the satisfaction of all of the Company’s liabilities to the Members in satisfaction of liabilities for distributions, whether by payment or the making of reasonable provision for payment thereof; and

(iii)            the balance, if any, to the Members in accordance with Section 4.1.

The Board of Managers shall not receive any additional compensation for any services performed pursuant to this Article XII.

(b)               Notwithstanding the provisions of Section 12.3(a) that require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.3(a), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the reasonable judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the Fair Market Value in its reasonable judgment of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c)               If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the sole and absolute discretion of the Board of Managers or the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article XII may be:

(i)                 distributed to a trust established for the benefit of the Members for the purpose of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Board of Managers arising out of or in connection with the Company and/or Company activities. The assets of any such trust shall be distributed to the Members, from time to time, in the reasonable discretion of the Board of Managers, in the same proportions and amounts as would otherwise have been distributed to the Member pursuant hereto; or

(ii)              withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company; provided that such withheld or escrowed amounts shall be distributed to the Member in the manner and order of priority set forth in Section 12.3(a) as soon as practicable.

Section 12.4        Rights of Members. Except as otherwise provided herein and subject to the rights of any Member set forth in a Membership Interest Designation, (a) each Member shall look solely to the assets of the Company for the return of its Capital Contribution, (b) no Member shall have the right or power to demand or receive property other than cash from the Company and (c) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.

Section 12.5        Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XII, and the Certificate shall have been cancelled in the manner required by the Act.

Section 12.6        Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.3, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions hereof shall remain in effect between and among the Members during the period of liquidation.

Article XIII

REDEMPTION RIGHTS

Section 13.1        Redemption Rights of Non-Corporation Members.

(a)               Redemption.

(i)                 After the expiration or earlier termination of the Lock-Up Period, a Non-Corporation Member shall have the right (subject to the terms and conditions set forth herein, including, for the avoidance of doubt, Section 13.1(b) and Section 13.1(c)) to redeem all or a portion of the Common Units held by such Non-Corporation Member (any such Common Units with respect to which a Non-Corporation Member has exercised such right, “Tendered Units”) in exchange for the Cash Amount payable on the Specified Redemption Date (in each case, a “Redemption”); provided, however, that, subject to any rights of the Corporation or the ARYA Sponsor under the Investor Rights Agreement, the Company may, in the Board of Managers’ sole discretion, redeem Tendered Units at the request of a Non-Corporation Member prior to the end of the Lock-Up Period (such a Redemption, which shall, for the avoidance of doubt, constitute and be treated as a Redemption for all purposes hereof, a “Special Redemption”); provided, further, that the Board of Managers first receives an opinion of counsel for the Non-Corporation Member reasonably satisfactory to the Board of Managers to the effect that the proposed Special Redemption will not cause the Company or the Corporation to violate any federal or state securities Laws or regulations applicable to the Special Redemption or the issuance and sale of Class A Shares pursuant to a Corporation Unit Acquisition. Any Redemption shall be exercised pursuant to a Notice of Redemption delivered to the Company and the Corporation by the Non-Corporation Member (the “Tendering Party”) not less than ten (10) and not more than twenty (20) Business Days prior to the Specified Redemption Date; provided that, notwithstanding anything herein to the contrary, a Notice of Redemption may only be submitted up to two (2) times per quarter of the Fiscal Year. The Company’s obligation to effect a Redemption shall be subject to Section 13.1(b) and shall not be binding on the Company until the Business Day following the Cut-Off Date. On or prior to the Specified Redemption Date, the Tendering Party shall execute and deliver to the Company a customary redemption or other agreement to effect the applicable transactions contemplated by this Section 13.1 in a form reasonably acceptable to the Board of Managers, which agreement shall include customary representations and warranties from the Tendering Party with respect to (i) good title to his, her or its Common Units, (ii) the absence of liens and encumbrances with respect to his, her or its Common Units, (iii) if an individual, his or her legal capacity or, if any other Person, its valid existence and good standing (if applicable), (iv) the authority for, and, to the extent it relates to such Tendering Party, the validity and binding effect of (as against such Tendering Party) any agreement entered into by such Tendering Party in connection with the redemption or other transactions, (v) no litigation pending or, to the knowledge of such party, threatened against or affecting such Tendering Party relating to his, her or its ownership of Common Units or that could otherwise reasonably be expected to materially delay or prevent such redemption or other transaction(s), (vi) such redemption or other transaction(s) not conflicting with such Tendering Party’s governing documents (if applicable), or any law, order or regulation applicable to such Tendering Party, or creating any lien or encumbrance on such Tendering Party’s Common Units and (vii) the fact that no broker’s commission is payable by the Company as a result of such Tendering Party’s conduct in connection with such redemption or other transaction(s). The Company and the Tendering Party shall consummate the Redemption on the Specified Redemption Date, upon which the Tendering Party will transfer to the Company the Tendered Units (free and clear of all liens and encumbrances, except for restrictions on transfer arising under applicable federal or state securities Laws) and the Company shall deliver to the Tendering Party the applicable Cash Amount as a certified or bank check payable to the Tendering Party or, in the Board of Managers’ sole and absolute discretion, by wire transfer of funds to a bank account specified on the Notice of Redemption on or before the Specified Redemption Date.

(ii)              Unless the Corporation has elected to effect a Corporation Unit Acquisition pursuant to Section 13.1(b), the Tendering Party shall transfer and surrender the Tendered Units to be redeemed to the Company, in each case free and clear of all liens and encumbrances, except for restrictions on transfer arising under applicable federal or state securities Laws, and the Company shall cancel the redeemed Tendered Units.

(iii)            If the Common Units to be redeemed by the Tendering Party are represented by a certificate or certificates, prior to the Specified Redemption Date, the Tendering Party shall also present and surrender such certificate or certificates representing such Common Units during reasonable business hours at the principal executive offices of the Company. If required by the Board of Managers, the Tendering Party shall also deliver, prior to the Specified Redemption Date, instruments of transfer, in forms reasonably satisfactory to the Board of Managers, duly executed by the Tendering Party or the Tendering Party’s duly authorized representative.

(iv)             Notwithstanding the foregoing, (A) if a Termination Transaction of a Non-Corporation Member occurs with respect to a Non-Corporation Member, then such Non-Corporation Member shall deliver a written notice to the Company and the Corporation as promptly as practicable (and in any event five (5) Business Days) prior to the occurrence of such Termination Transaction of the Non-Corporation Member and (B) the Board of Managers may elect, pursuant to a notice delivered to such Terminating Non-Corporation Member, specifying a Specified Redemption Date (the “Termination Transaction Notice”), to require the Non-Corporation Member or any Substituted Member or Assignee that holds Common Units initially held by such Non-Corporation Member to effect an exchange for the applicable Class A Shares Amount pursuant to the provisions of Section 13.1(b) (a “Termination Transaction Redemption”) with respect to (x) in the case of a Termination Transaction of a Non-Corporation Member as defined in clauses (a), (b), (c), (e) or (f) of the definition of Termination Transaction of a Non-Corporation Member, all of such Non-Corporation Member’s Membership Interests or (y) in the case of a Termination Transaction of a Non-Corporation Member as defined in clause (d) of the definition of Termination Transaction of a Non-Corporation Member, solely with respect to all or any portion of the Membership Interests Transferred in such Termination Transaction of a Non-Corporation Member (the Membership Interests described in clause (x) or (y), as applicable, the “Termination Transaction Units”), which shall be effective immediately prior to the consummation of such Termination Transaction of a Non-Corporation Member (but, for the avoidance of doubt, shall be conditioned on the occurrence of such Termination Transaction of a Non-Corporation Member, and shall not be effective if such Termination Transaction of a Non-Corporation Member does not occur).

(b)               Acquisition by the Corporation.

(i)                 Notwithstanding the provisions of Section 13.1(a), the Corporation may, in the sole discretion of the Board of Directors, elect to acquire some or all of the Tendered Units from the Tendering Party or Termination Transaction Units from the Terminating Non-Corporation Member (the Tendered Units or Termination Transaction Units, as applicable, with respect to which the Corporation elects to acquire, the “Acquired Units” and the percentage of Tendered Units or Termination Transaction Units, as applicable, the Corporation elects to acquire, the “Acquired Percentage”) in exchange for the applicable portion of the Class A Shares Amount or the Cash Amount as set forth in this Section 13.1(b) (a “Corporation Unit Acquisition”), by delivering written notice of such election to the Tendering Party or the Terminating Non-Corporation Member and the Company, specifying the Acquired Units, the Acquired Percentage and the form of consideration (as contemplated by Section 13.1(b)), prior to 5:00 p.m., New York City time, on the Cut-Off Date (an “Election Notice”).

(ii)              If the Corporation delivers an Election Notice pursuant to Section 13.1(b)(i) to the Tendering Party or the Terminating Non-Corporation Member and the Company prior to 5:00 p.m., New York City time, on the Cut-Off Date, then on the Specified Redemption Date, the Tendering Party or the Terminating Non-Corporation Member, as applicable, shall sell to the Corporation, and the Corporation shall purchase, the Acquired Units for, in the Corporation’s sole discretion, (1) a number of Class A Shares equal to the product of the Class A Shares Amount, multiplied by the Acquired Percentage, (2) cash in an amount equal to the product of the Cash Amount, multiplied by the Acquired Percentage or (3) a combination of the consideration set forth in the foregoing clauses (1) and (2) in an aggregate amount equal to the Value of the Tendered Units or the Termination Transaction Units subject to the Corporation Unit Acquisition. The Corporation shall be treated for all purposes hereof as the owner of such Acquired Units; provided that, if the Corporation funds the Cash Amount other than through the issuance of Class A Shares, such Acquired Units will be reclassified into another Equivalent Units of the Company if the Board of Managers determines such reclassification is necessary. On or prior to the Specified Redemption Date, the Tendering Party or the Terminating Non-Corporation Member shall (x) enter into customary redemption or other agreements to effect the transactions contemplated by this Section 13.1(b) in a form reasonably acceptable to the Board of Managers, which agreement shall include customary representations from the Tendering Party with respect to (i) good title to his, her or its Common Units, (ii) the absence of liens and encumbrances with respect to his, her or its Common Units, (iii) if an individual, his or her legal capacity or, if any other Person, its valid existence and good standing (if applicable), (iv) the authority for, and, to the extent it relates to such Tendering Party, the validity and binding effect of (as against such Tendering Party) any agreement entered into by such Tendering Party in connection with the redemption or other transactions, (v) no litigation pending or, to the knowledge of such party, threatened against or affecting such Tendering Party relating to his, her or its ownership of Common Units or that could otherwise reasonably be expected to materially delay or prevent such redemption or other transaction(s), (vi) such redemption or other transaction(s) not conflicting with such Tendering Party’s governing documents (if applicable), or any law, order or regulation applicable to such Tendering Party, or creating any lien or encumbrance on such Tendering Party’s Common Units and (vii) the fact that no broker’s commission is payable by as a result of such Tendering Party’s conduct in connection with such redemption or other transaction(s) and (y) submit such written representations, investment letters, legal opinions or other instruments that are reasonably necessary, in the view of the Corporation, to effect compliance with the Securities Act. In the event of a purchase of Acquired Units by the Corporation pursuant to this Section 13.1(b), the Tendering Party shall no longer have the right to cause the Company to effect a Redemption of such Acquired Units, and upon consummation of such purchase on the Specified Redemption Date, the Company shall not have any obligation to redeem the Acquired Units under Section 13.1(a).

(iii)            If the Corporation elects to acquire Acquired Units for Class A Shares, in whole or in part, then the Corporation shall issue to the Tendering Party or the Terminating Non-Corporation Member the applicable number of Class A Shares (as determined under Section 13.1(b)(ii)) as duly authorized, validly issued, fully paid and non-assessable Class A Shares (it being understood and agreed that such Class A Shares shall, unless otherwise determined by the Board of Directors, be in book-entry form and reflected in Corporation’s (or its transfer agent’s) books and records) and, if applicable and if and when entitled thereto as provided in the definition of “Class A Shares Amount,” Rights, free of any pledge, lien, encumbrance or restriction (other than restrictions provided in the Charter, the Investor Rights Agreement, the Securities Act and relevant state securities or “blue sky” Laws or, in the case of any Rights, any other liens, encumbrances or restrictions that are applicable to all other such Rights). Except as expressly required by any other written agreement between the Corporation and such Tendering Party or such Termination Non-Corporation Member, no Tendering Party or Terminating Non-Corporation Member whose Acquired Units are acquired by the Corporation pursuant to this Section 13.1(b), any Member, any Assignee or any other interested Person shall have any right to require or cause the Corporation to register, qualify or list any Class A Shares owned or held by such Person, whether or not such Class A Shares are issued pursuant to this Section 13.1(b), with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any securities exchange. Notwithstanding any delay in such delivery, the Tendering Party or the Terminating Non-Corporation Member shall, subject to his, her or its compliance with the other applicable covenants and agreements contained in this Article XIII, be deemed the owner of such Class A Shares for all purposes, including rights to vote or consent, receive dividends, and exercise rights, as of the Specified Redemption Date. and the Tendering Party or the Terminating Non-Corporation Member shall be deemed to be the owner of, if applicable, such Rights as of the time he, she or it should have been entitled to such Rights as provided in the definition of “Class A Shares Amount” for all purposes, including, to the extent applicable to such Rights, the rights to vote or consent, receive dividends, and exercise rights. Class A Shares or Rights issued upon an acquisition of Acquired Units by the Corporation pursuant to this Section 13.1(b) may contain such legends regarding restrictions under the Securities Act, the Investor Rights Agreement, the Securities Act, relevant state securities or “blue sky” Laws as the Corporation in reasonably determines to be necessary or advisable in order to ensure compliance with such agreements or Laws and, in the case of any such Rights, such other legends regarding restrictions that are applicable to all other such Rights.

(iv)             If the Corporation elects to acquire the Acquired Units for cash, in whole or in part, the Corporation shall deliver to the Tendering Party or the Terminating Non-Corporation Member the applicable amount of cash (as determined under Section 13.1(b)(ii)) as a certified or bank check payable to the Tendering Party or the Terminating Non-Corporation Member or, in the Corporation’s sole and absolute discretion, by wire transfer of funds to a bank account specified on the Notice of Redemption or as provided in writing by the Terminating Non-Corporation Member on or before the Specified Redemption Date.

(v)               If the Corporation elects to acquire Acquired Units, the Corporation shall continue as a Member of the Company with respect to any Common Units or other Equivalent Units in the Company it receives hereunder.

(c)               Notwithstanding anything to the contrary herein, with respect to any Redemption, Termination Transaction Redemption or Corporation Unit Acquisition pursuant to this Section 13.1:

(i)                 without the consent of the Board of Managers, no Tendering Party or Non-Corporation Terminating Member may effect a Redemption for less than the lesser of (1) 10,000 Common Units (as adjusted for any unit split, unit distribution, reverse unit split, reclassification or similar event, in each case with such adjustment being determined by the Board of Managers) or (2) all of the remaining Common Units held by such Tendering Party or Non-Corporation Terminating Member;

(ii)              if the Company makes a distribution to Members following 5:00 p.m., New York City time on the Valuation Date and prior to the delivery or payment of Class A Shares Amount or the Cash Amount, as applicable, which distribution was not publicly announced prior to such Valuation Date, then the Class A Shares Amount or the Cash Amount to be received or paid, as applicable, shall be reduced by the amount received by the Tendering Party or the Non-Corporation Terminating Member in respect of the Acquired Units in such distribution (provided that if a Tendering Party or the Non-Corporation Terminating Member is receiving both Class A Shares Amount and Cash Amount in connection with one or more transactions contemplated by this Article XIII, then such reduction will, unless otherwise determined by the Corporation, be pro rata among the Class A Shares Amount and Cash Amount (based on each such amount immediately prior to giving effect to such reduction));

(iii)            if (1) a Tendering Party surrenders Tendered Units during the period after the Company Record Date with respect to a distribution payable to Members holding Common Units, and before the record date established by Corporation for a dividend to its stockholders of some or all of its portion of such Company distribution, and (2) the Board of Managers elects to redeem any of such Tendered Units in exchange for Class A Shares pursuant to Section 13.1(b), then such Tendering Party shall pay to the Company an amount in cash equal to the dividend from the Corporation that he, she or it will be entitled to receive with respect to such distribution and record date in respect of the Class A Shares received in respect of such Tendered Units;

(iv)             the consummation of such Redemption, Termination Transaction Redemption or such Corporation Unit Acquisition shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or, as determined by the Board of Managers, satisfaction of any other required antitrust or competition Laws;

(v)               the Tendering Party or the Terminating Non-Corporation Member shall continue to own (subject , in the case of an Assignee to the provisions of Section 10.5) all Common Units subject to any Redemption or Corporation Unit Acquisition, and be treated as a Non-Corporation Member or an Assignee, as applicable, with respect to such Common Units for all purposes hereof, until the Specified Redemption Date and until such Tendered Units are redeemed, acquired or exchanged, as applicable, pursuant to this Section 13.1;

(vi)             until the Specified Redemption Date, the Tendering Party or the Terminating Non-Corporation Member shall have no rights as a stockholder of Corporation with respect to the Class A Shares issuable in connection with any Corporation Unit Acquisition;

(vii)          following the expiration of the Lock-up Period, the Board of Managers shall establish a Specified Redemption Date in each quarter of each Fiscal Year, provided that (1) the Board of Managers may postpone any such date one or more times, (2) the Board of Managers shall provide notice to the Members of each Specified Redemption Date at least forty-five (45) days prior to such Specified Redemption Date and (3) the Board of Managers may, in its sole discretion, establish additional or other Specified Redemption Dates on such terms and conditions as determined by the Board of Managers in its sole discretion, if it determines that doing so would not create a non De Minimis risk that the Company would become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code;

(viii)        the Tendering Party or the Terminating Non-Corporation Member shall deliver to the Corporation or the Company, as applicable, a certificate, dated as of the date of the Redemption and sworn under penalties of perjury, in a form reasonably acceptable to the Corporation or the Company, as applicable, certifying as to such Tendering Party’s or the Terminating Non-Corporation Member’s taxpayer identification number and, to the extent applicable, that such Tendering Party or the Terminating Non-Corporation Member is a not a “foreign person” for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable Law); provided that if such Tendering Party or the Terminating Non-Corporation Member does not certify as to the foregoing, the sole remedy of the Corporation or the Company, as applicable, shall be to withhold any required taxes with respect to such Tendering Party or the Terminating Non-Corporation Member pursuant to Section 13.1(e); provided, further, that if the amount required to be withheld exceeds the Cash Amount to be paid to the Tendering Party or the Terminating Non-Corporation Member in connection with such exchange, then, if requested by the Company or the Corporation, as applicable, the Tendering Party or the Non-Terminating Member shall pay to the Company or the Corporation, as applicable, an amount of cash equal to any such excess amount as a condition to the exchange (and such cash shall reduce the amount of taxes withheld by the Corporation or the Company, as applicable);

(ix)             in connection with any Redemption, Termination Transaction Redemption or Corporation Unit Acquisition, a number of Class B Shares shall automatically and without any further consideration be surrendered and cancelled in accordance with the Charter;

(x)               for U.S. federal and applicable state and local income tax purposes, each of the Tendering Party or the Terminating Non-Corporation Member, the Company and the Corporation agree to treat each Corporation Unit Acquisition as a sale by the Tendering Party or the Terminating Non-Corporation Member of their respective Common Units (together with the Class B Shares) to the Corporation in exchange for the issuance or payment by the Corporation of the Class A Shares Amount or the Cash Amount; and

(xi)             in connection with any Redemption, Termination Transaction Redemption or Corporation Unit Acquisition, upon the acceptance of the Class A Shares Amount or the Cash Amount, the Tendering Party or the Terminating Non-Corporation Member shall represent and warrant that the Tendering Party or the Terminating Non-Corporation Member, as applicable, is the owner of the number of Common Units and Class B Shares the Tendering Party is electing to have the Company redeem or in the case of the Terminating Non-Corporation Member, for which the Company has determined shall be redeemed, and that such Common Units and Class B Shares are not subject to any liens or restrictions to transfer the securities (other than restrictions imposed hereby or by the Charter, as applicable).

(d)               The Board of Managers may (i) impose additional limitations and restrictions on Redemptions (including limiting Redemptions or creating priority procedures for Redemptions) or (ii) require any Member or group of Members to redeem all of their Common Units, in each case to the extent it reasonably determines, based on written advice from a nationally-recognized law firm or accounting firm at a “will” level, and with the prior written consent of the Non-Corporation Members (such consent not to be unreasonably withheld, conditioned or delayed), that such limitations and restrictions are, or such Redemption is, as applicable, necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code. Upon delivery of any notice by the Board of Managers to such Member or group of Members requiring such Redemption (which notice shall, for the avoidance of doubt, be delivered after the Non-Corporation Member’s written consent shall have been obtained and which shall be accompanied by the written advice from a nationally-recognized law firm or accounting firm referred to above), such Member or group of Members shall be treated as having exercised their rights pursuant to Section 13.1(a)(i) to redeem all of their Common Units in a Redemption on such date (and such date shall be deemed to be a Specified Redemption Date for purposes hereof).

(e)               Each of the Company and the Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable upon a Redemption such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of applicable Law, and to the extent deduction and withholding is required, such deduction and withholding may be taken in Class A Shares in the sole discretion of the Board of Managers. To the extent that amounts are so withheld and paid over to the appropriate taxing authority (or, if taken in Class A Shares, cash in the amount of the fair market value of such shares is paid over to the appropriate taxing authority), such amounts will be treated for purposes hereof as having been paid to the Tendering Party.

Article XIV

MISCELLANEOUS

Section 14.1        Amendments.

(a)               Except as otherwise expressly required or permitted hereby, amendments or modifications to this Agreement must be approved by the Board of Managers and the Corporation.

(b)               Notwithstanding anything to the contrary herein, (w) this Agreement shall not be amended or modified without the prior written consent of a Majority in Interest of the Non-Corporation Members if such amendment or modification would (i) materially and adversely affect the Non-Corporation Members disproportionately to any other similarly situated Member or class of Members (except for any amendment or modification otherwise expressly contemplated by this Agreement), (ii) adversely affect in any material respect the limited liability of the Non-Corporation Members as described in Section 6.3 and Section 6.4, (iii) adversely affect in any material respect the rights and obligations set forth in Sections 6.6, 6.7 and 6.8 with respect to indemnification of Covered Persons, (iv) adversely affect the rights of any Non-Corporation Member to receive the distributions to which such Non-Corporation Member is entitled pursuant to Article IV or Section 12.3(a)(iii), or alter the allocations specified in Article V, in each case, in a manner that is disproportionate to the Corporation or any other member of the Parent Corporation Group that is a Member (except, in any case, as permitted pursuant to Sections 3.2 (including, for the avoidance of doubt, any amendment or modification that is a Membership Interest Designation), and Section 4.5), (v) adversely affect in any material respect the rights of the Non-Corporation Members under Section 7.1 or Section 8.2 or (vi) adversely affect in any material respect any Non-Corporation Member’s rights or obligations under Section 13.1, (x) Section 6.1(a)(i) and Section 6.3 may not be amended or modified without the prior written consent of a Majority in Interest of the Non-Corporation Member if such amendment or modification would adversely affect in any material respect the Non-Corporation Members, (y) this Section 14.1(b) may not be amended or modified without consent of a Majority in Interest of the Non-Corporation Members and (z) the Company may not be converted into a corporation without the consent of a Majority in Interest of the Non-Corporation Members (other than in connection with a Termination Transaction of the Corporation). Any such amendment, modification or action requiring the consent of a Member or group of Members pursuant to the preceding sentence consented to by any Member shall be effective as to that Member, notwithstanding, if applicable, the absence of the requisite Consent required by the preceding sentence.

Section 14.2        Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)               Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of related to any representation or warranty made in or in connection with this Agreement or as inducement to enter into this Agreement) (each, an “Agreement Action”), shall be construed and enforced in accordance with and governed by the Laws (both substantive and procedural) of the State of Delaware, without giving effect to the conflict of Laws principles thereof.

(b)               Submission to Jurisdiction. Each of the Members irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware), for the purposes of any Agreement Action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the Members in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Agreement Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Agreement Action has been brought in an inconvenient forum. Each Member hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Agreement Action or cause thereof against such Member (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Members in respect of this Agreement or any of the transactions contemplated hereby, (i) any claim that such Member is not personally subject to the jurisdiction of the courts as described in this Section 14.2 for any reason, (ii) that such Member or such Member’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Agreement Action or cause thereof in any such court is brought against such Member in an inconvenient forum, (y) the venue of such Agreement Action or cause thereof against such Member is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Member in or by such courts. Each Member agrees that service of any process, summons, notice or document by registered mail to such Member’s respective address set forth in Section 14.6 shall be effective service of process for any such Agreement Action, demand, or cause thereof.

(c)               Waiver of Jury Trial. EACH OF THE MEMBERS HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE MEMBERS IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE MEMBERS EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE MEMBERS MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE MEMBERS HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH MEMBER CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER MEMBER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER MEMBER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH MEMBER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH MEMBER MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH MEMBER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.2(C).

Section 14.3        Accounting and Fiscal Year. Subject to Section 448 of the Code, the books of the Company shall be kept on such method of accounting for tax and financial reporting purposes as may be determined by the Board of Managers. The fiscal year of the Company (the “Fiscal Year”) shall be the calendar year, or, in the case of the first and last Fiscal Years of the Company, the fraction thereof commencing on the Closing Date or ending on the date on which the winding-up of the Company is completed, as the case may be, unless otherwise determined by the Board of Managers and permitted under the Code.

Section 14.4        Entire Agreement. This Agreement, together with the Business Combination Agreement and the Additional Agreements constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersede any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof, including the Original Agreement.

Section 14.5        Further Assurances. Upon written request of the Board of Managers, each of the parties hereto does hereby covenant and agree on behalf of itself, its successors and its permitted assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish and deliver such other instruments, documents and statements, and to take such other action as may be required by Law or reasonably necessary to effectively carry out the purposes hereof.

Section 14.6        Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof), in each case, (i) with respect to the Members, at the addresses and email addresses (or to such other address or email address as a Member may have specified by notice given to the other parties hereto pursuant to this provision) set forth in Schedule I and (ii) with respect to the Company, to:

c/o

Caritas Therapeutics, Inc.

3675 Market Street

Philadelphia, PA 19104
Attention: John Crowley
Email: [●]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attn:	Jonathan L. Davis, P.C.
Ryan Brissette
Peter Seligson
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com
peter.seligson@kirkland.com

Section 14.7        Binding Effect. Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the Members, their heirs, executors, administrators, successors and permitted assigns and all other Persons hereafter holding, having or receiving a Membership Interest in the Company, whether as Assignees, Substituted Members or otherwise.

Section 14.8        Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Member. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Members shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Members as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 14.9        Confidentiality.

(a)               Each Non-Corporation Member shall not, and shall cause his, her or its Affiliates not to (each of the foregoing, in such capacity, the “Disclosing Person”), from and after Closing Date use in any manner detrimental to the business of the Company, any of its Controlled Entities or any Member or any of its Affiliates, or disclose, publish or divulge to any Person, any Confidential Information of the Company, any of its Controlled Entities or any other Member (each a “Protected Person”). Notwithstanding the foregoing, each Member shall be permitted to disclose Confidential Information of the Company or any of its Controlled Entities (i) to any Representative of such Person so long as such Representative has a “need to know” such Confidential Information for a valid business purpose related to such Member’s investment in the Company (or, in the case of the Corporation, related to the Corporation’s business and operations) and has been advised of the confidential nature of such Confidential Information and has agreed to comply with this Section 14.9 applicable to such Confidential Information; provided, that such Disclosing Person shall be liable for any breach of this Section 14.9 by any such Representative (assuming for purposes of this proviso that such Representative is a Disclosing Person subject to the restrictions set forth in this Section 14.9) or (ii) to the extent required to be disclosed by such Member or any of its Representatives pursuant to Law or the rules of any securities exchange on which the securities of such Member or any of its Affiliates is listed.

(b)               As used herein, the “Confidential Information” means, with respect to each Protected Person, all data, information, reports, interpretations, forecasts and records, financial or otherwise, of such Protected Person that are not available to the general public; provided that Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by any Disclosing Person not otherwise permitted pursuant to this Section 14.9, (ii) was or becomes available to a Disclosing Person on a nonconfidential basis from a source other than the Protected Person; provided that, to the knowledge of the Disclosing Person, such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to such Protected Person with respect to such information, (iii) is developed independently by the Disclosing Party without the use of any Confidential Information (other than in such Person’s capacity as an officer, manager, director, employee or consultant of the Company or its Affiliates) or (iv) is required to be disclosed by applicable Law or by subpoena, summons or any other administrative or legal process, or by applicable regulatory standards, it being understood that, so long as it is permitted by applicable Law or such process or standards, the Disclosing Person shall provide written notice to the Protected Person as far in advance as reasonably practicable of such requirement and cooperate with the Protected Person, at the Protected Person’s sole expense, in seeking a protective order with respect to the Confidential Information sought pursuant to such requirement.

(c)               Notwithstanding anything to the contrary herein, (i) each Non-Corporation Member may disclose Confidential Information to any federal, state, local or foreign regulatory or self-regulatory body, or any securities exchange or listing authority, as part of a routine audit not targeted at such Confidential Information without providing notice to any other party hereto and (ii) nothing herein shall prohibit a Non-Corporation Member from (1) filing and, as provided for under Section 21F of the Exchange Act, maintaining the confidentiality of, a claim with the SEC, (2) providing Confidential Information to the SEC or providing the SEC with information that would otherwise violate any part hereof to the extent permitted by Section 21F of the Exchange Act, (3) cooperating, participating or assisting in an SEC investigation or proceeding without notifying the Company or any of its Affiliates or any other Member or (4) receiving a monetary award as set forth in Section 21F of the Exchange Act.

Section 14.10    Consent by Spouse. Each Non-Corporation Member who is a natural person and is married (and not formally separated with an agreed-upon division of assets) and is subject to the community property Laws of any state shall deliver a duly executed Consent by Spouse, in the form prescribed in Exhibit C, and at the time of execution hereof. Each such Non-Corporation Member shall also have such Consent by Spouse executed by any spouse married to him or her at any time subsequent thereto while such natural person is a Non-Corporation Member. Each Non-Corporation Member agrees and acknowledges that compliance with the requirements of this Section 14.10 by each other Non-Corporation Member constitutes an essential part of the consideration for his or her execution hereof.

Section 14.11    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Delivery of an executed counterpart hereof in .pdf format via email shall be effective as delivery of an original counterpart hereof.

Section 14.12    Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Member, and the exercise by a Member of any one remedy will not preclude the exercise of any other remedy. The Members agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Members do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Members shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Members agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Members have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 14.13    Survival. The provisions of Section 6.6 and this Article XIV (and any other provisions herein necessary for the effectiveness of the foregoing sections) shall survive the termination of the Company and/or the termination hereof.

Section 14.14    Expenses. Except as contemplated by Section 6.2 or otherwise expressly provided for herein, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

Section 14.15    Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by the Company or any Member without the prior written consent of the Board of Managers, and any such assignment without such prior written consent shall be null and void.

Section 14.16    Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy hereunder, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy hereunder, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party hereto shall be deemed to have waived any claim arising out hereof, or any power, right, privilege or remedy hereunder, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 14.17    Acknowledgement. Amber GT Parent hereby acknowledges and agrees that it shall cause Amber GT and any transferee of Membership Interests initially held by Amber GT (collectively, the “Amber Member”) to comply with the applicable covenants, agreements and obligations hereunder and Amber GT Parent hereby covenants and agrees that it will not, directly or indirectly, by amendment of its certificate of incorporation, bylaws or similar organizational documents, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid or cause another Person to avoid or seek to avoid the observance or performance of any Amber Member of any terms of this Agreement applicable to an Amber Member and will at all times in good faith cause any Amber Member to carry out all the provisions of this Agreement applicable to such Amber Member.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

CARITAS THERAPEUTICS, LLC,
a Delaware limited liability company

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

[MEMBER]

By:
Name:
Title:

[MEMBER]

By:
Name:
Title:

SCHEDULE I

MEMBERS AS OF [•], 2021

“PRE-RECAPITALIZATION MEMBERSHIP INTERESTS”

Member	Units
[Amber GT] (Member)

N-I-1

“POST-RECAPITALIZATION UNITS”

Member	Address (for Notices)	Capital Account Balance as of Closing Date	Additional Capital Contributions (and Date Thereof)	Common Units
[ARYA] (Member)		$	N/A
[Amber GT] (Member)		$	N/A
		$	N/A
TOTAL		$	N/A

N-I-2

SCHEDULE II

OFFICERS AS OF CLOSING

EXHIBIT A

EXAMPLES REGARDING ADJUSTMENT FACTOR

For purposes of the following examples, it is assumed that (a) the Adjustment Factor in effect on December 31, 2022 is 1.0 and (b) on January 1, 2023 (the “Corporation Record Date” for purposes of these examples), prior to the events described in the examples, there are 100 Class A Shares issued and outstanding.

Example 1

On the Corporation Record Date, the Corporation declares a dividend on its outstanding Class A Shares in Class A Shares with no correlative distribution to the Members. The amount of the dividend is one Class A Share in respect of each Class A Share owned as of the Corporation Record Date. Pursuant to Paragraph (a) of the definition of “Adjustment Factor” the Adjustment Factor shall be adjusted on the Corporation Record Date, effective immediately after the stock dividend is made, as follows:

1.0 * 200/100 = 2.0

Accordingly, the Adjustment Factor after the stock dividend is made is 2.0.

Example 2

On the Corporation Record Date, the Corporation distributes options to purchase Class A Shares to all holders of its Class A Shares with no correlative distribution to the Members. The amount of the distribution is one option to acquire one Class A Share in respect of each Class A Share owned. The strike price is $4.00 a share and the options are fully exercisable at the time of distribution. The Value of a Class A Share on the Corporation Record Date is $5.00 per share. Pursuant to clause (b) of the definition of “Adjustment Factor,” the Adjustment Factor shall be adjusted on the Corporation Record Date, effective immediately after the options are distributed, as follows:

1.0 * (100 + 100)/(100 + 100 * $4.00/$5.00) = 1.1111

Accordingly, the Adjustment Factor after the options are distributed is 1.1111. If the options expire or become no longer exercisable, then the retroactive adjustment specified in Paragraph (b) of the definition of “Adjustment Factor” shall apply.

N-A-1

EXHIBIT B

NOTICE OF REDEMPTION

Caritas Therapeutics, LLC

The undersigned Non-Corporation Member hereby irrevocably tenders for Redemption Common Units in Caritas Therapeutics, LLC in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Caritas Therapeutics, LLC, dated as of [•], 2021 (the “Agreement”), and the Redemption rights referred to therein. All capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned Non-Corporation Member:

(a)               undertakes to surrender such Common Units at the closing of the Redemption;

(b)               directs that the certified check representing or, at the Board of Managers’ discretion, a wire transfer of the Cash Amount, and/or the Class A Shares Amount, as applicable, deliverable upon the closing of such Redemption be delivered to the address or bank account, as applicable, specified below;

(c)               represents, warrants, certifies and agrees that: (i) the undersigned Non-Corporation Member has, and at the closing of the Redemption will have, good, marketable and unencumbered title to such Common Units, free and clear of the rights or interests of any other Person or entity; (ii) the undersigned Non-Corporation Member has, and at the closing of the Redemption will have, the full right, power and authority to tender and surrender such Common Units as provided herein; (iii) the undersigned Non-Corporation Member, and the tender and surrender of such Common Units for Redemption as provided herein complies with all conditions and requirements for redemption of Common Units set forth in the Agreement; and (iv) the undersigned Non-Corporation Member has obtained the consent or approval of all Persons and entities, if any, having the right to consent to or approve such tender and surrender; and

(d)               acknowledges that the undersigned will continue to own such Common Units unless and until either (1) such Common Units are acquired by the Corporation pursuant to Section 13.1(b) of the Agreement or (2) such redemption transaction closes.

N-B-1

Dated:

Name of Non-Corporation Member:

Signature of Non-Corporation Member

Street Address

City, State and Zip Code

Social security or identifying number

Signature Medallion Guaranteed by:*

Select One and Complete the Details Below:

☐ Check or ☐ Wire Transfer

Issue Check Payable to (or shares in the name of):__________________________ and deliver to the address above.

Bank Account Details:

* Required unless waived by the Board of Managers.

N-B-2

EXHIBIT C

CONSENT OF SPOUSE

I acknowledge that I have read that certain Amended and Restated Limited Liability Company Agreement of Caritas Therapeutics, LLC (the “Company”), dated as of [•], 2021 (the “LLC Agreement”), and that I know its contents. I am aware that by its provisions, my spouse agrees to sell, convert, dispose of, or otherwise transfer his or her interest in the Company, including any property or other interest that I have or acquire therein, under certain circumstances. I hereby consent to such sale, conversion, disposition or other transfer; and approve of the provisions of the LLC Agreement and any action hereafter taken by my spouse thereunder with respect to his or her interest, and I agree to be bound thereby.

I further agree that in the event of my death or a dissolution of marriage or legal separation, my spouse shall have the absolute right to have my interest, if any, in the Company set apart to him or her, whether through a will, a trust, a property settlement agreement or by decree of court, or otherwise, and that if he or she be required by the terms of such will, trust, settlement or decree, or otherwise, to compensate me for said interest, that the price shall be an amount equal to: (i) the then-current balance of the Capital Account relating to said interest; multiplied by (ii) my percentage of ownership in such interest (all without regard to the effect of any vesting provisions in the LLC Agreement related thereto).

This consent, including its existence, validity, construction, and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the [●]* without regard to otherwise governing principles of choice of law or conflicts of law.

Date:

NAME:

* Insert jurisdiction of residence of Member and Spouse.

N-C-1

Annex O

Exhibit C

Form of Tax Receivables Agreement

Exhibit C

Annex O

TAX RECEIVABLE AGREEMENT

by and among

[Amber GT Holdings], LLC

Caritas Therapeutics, LLC

[[Caritas], Inc.]1

and

And Future Members of Caritas Therapeutics, LLC
From Time to Time Party Hereto

Dated as of [●], 2021

[1]	Note to Draft: To be the name of ARYA Sciences Acquisition Corp IV following the Domestication.

This TAX RECEIVABLE AGREEMENT (as amended from time to time, this “Agreement”), dated as of [●], 2021, is hereby entered into by and among Caritas, Inc., (f/k/a ARYA Sciences Acquisition Corp IV), a Delaware corporation (“PubCo”), Amicus GT Holdings, LLC, a Delaware limited liability company (“Amber GT”), Caritas Therapeutics, LLC, a Delaware limited liability company (“GT LLC”) (each, excluding PubCo and GT LLC, and each of the other persons from time to time that become a party hereto, a “TRA Party” and together, the “TRA Parties” and each TRA Party and PubCo, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, GT LLC is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, prior to the consummation of the Caritas-PubCo Combination (as defined below), Amber GT formed GT LLC and contributed certain assets to GT LLC in exchange for GT LLC Units (the “Units”);

WHEREAS, on the date hereof, PubCo acquired common voting units in GT LLC in exchange for cash pursuant to the Business Combination Agreement, dated September [28], 2021 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”) by and among Amicus Therapeutics, Inc., a Delaware corporation (“Amber GT Parent”), PubCo, Amber GT and GT LLC (the transactions taken pursuant to the BCA, the “Caritas-PubCo Combination”);

WHEREAS, PubCo and Amber GT are the only members of GT LLC as of the date hereof;

WHEREAS, Article XIII of the LLC Agreement (as defined herein) provides each TRA Party a redemption right pursuant to which each TRA Party may cause GT LLC or PubCo (if PubCo so elects, in its sole discretion) to redeem or acquire, as the case may be, all or a portion of its Units from time to time for cash or, at PubCo’s option (as determined in PubCo’s sole discretion), shares of Class A Common Stock (each, a “Redemption”);

WHEREAS, GT LLC and each of its Subsidiaries (as defined herein) that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code (as defined herein) for the Taxable Year (as defined herein) in which any Basis Transaction (as defined herein) occurs; and

WHEREAS, the Parties desire to provide for certain payments and make certain arrangements with respect to certain tax benefits that may be derived by PubCo as the result of Basis Transactions and the making of payments under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.01        Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the sum of (i) the actual liability for U.S. federal income taxes of PubCo as reported on its IRS Form 1120 (or any successor form) for such Taxable Year, and, without duplication, the portion of any liability for U.S. federal income taxes imposed directly on GT LLC (and GT LLC’s applicable Subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to PubCo under Section 704 of the Code and/or the Partnership Audit Rules (provided, that such amounts will be calculated excluding deductions of (and other effects of) state and local income taxes) and (ii) the product of the amount of the U.S. federal taxable income or gain for such Taxable Year reported on PubCo’s IRS Form 1120 (or any successor form) and the Assumed State and Local Tax Rate.

“Advisory Firm” means any law or accounting firm that is (i) nationally recognized as being an expert in tax matters and (ii) agreed to by PubCo and the TRA Parties.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person; provided that, for the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing, provided, however, that no member of the Parent Corporation Group (as defined in the LLC Agreement) shall be considered an Affiliate of any Non-Corporation Member (as defined in the LLC Agreement) for purposes hereof.

“Agreed Rate” means LIBOR plus 100 basis points.

“Agreement” is defined in the preamble of this Agreement.

“Amended Schedule” is defined in Section 2.04(b) of this Agreement.

“Amber GT Parent” is defined in the recitals to this Agreement.

“Assumed State and Local Tax Rate” means, the tax rate equal to the sum of the product of (i) GT LLC’s income and franchise tax apportionment rate(s) for each state and local jurisdiction in which GT LLC files income or franchise Tax Returns for the relevant Taxable Year and (ii) the highest corporate income and franchise tax rate(s) for each such state and local jurisdiction in which GT LLC files income or franchise Tax Returns for each relevant Taxable Year, in each case, applicable to taxes payable on a pass-through basis; provided, that the Assumed State and Local Tax Rate calculated pursuant to the foregoing shall be reduced by the assumed U.S. federal income tax benefit received by PubCo with respect to state and local jurisdiction income and franchise taxes (with such benefit calculated as the product of (a) PubCo’s marginal U.S. federal income tax rate for the relevant Taxable Year and (b) the Assumed State and Local Tax Rate (without regard to this proviso)). At PubCo’s election, PubCo shall be entitled to determine the Assumed State and Local Tax Rate for a given Taxable Year as of January 1 of the relevant Taxable Year based on good faith estimates of its expected apportionment rates for such Taxable Year and on the tax rates in effect in relevant jurisdictions as of January 1 of the relevant Taxable Year.

“Attributable” is defined in Section 3.01(b)(i) of this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code.

“Basis Adjustment” means the increase or decrease to, or PubCo’s share of, the tax basis of the Reference Property under Section 732, 734(b), 743(b), 754, 755, or 1012 of the Code (or in each case, any similar provisions of state, local or foreign tax law) as a result of any Basis Transaction or payment made under this Agreement in respect of such Basis Transaction. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from a Basis Transaction is to be determined without regard to any Pre-Redemption Transaction and as if any Pre-Redemption Transaction had not occurred.

“Basis Schedule” is defined in Section 2.02 of this Agreement.

“Basis Transaction” means any (i) Redemption, (ii) transaction characterized under Section 707(a)(2)(B) of the Code as a sale by a TRA Party of Units or Reference Property or (iii) distribution (including a deemed distribution) by a member of the GT LLC Group to a TRA Party or another member of the GT LLC Group that results in a basis adjustment to a Reference Property under Section 734(b) or 732 of the Code.

“Basis Transaction Date” means the date of any Basis Transaction.

“BCA” is defined in the recitals of this Agreement.

“Board” means the board of directors of PubCo.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Caritas-PubCo Combination” is defined in the recitals to this Agreement.

“Change of Control” means any of the following:

(i)       the consummation of a reorganization, merger, share exchange or consolidation (a “Business Combination”) in which (a) PubCo is a constituent party or (b) a Subsidiary of PubCo is a constituent party, except any such Business Combination involving PubCo or a Subsidiary of PubCo in which the holders of shares of capital stock of PubCo outstanding immediately prior to such Business Combination continue to hold, or whose shares of capital stock of PubCo are converted into or exchanged for shares of capital stock that represent, immediately following such Business Combination, more than 50% of the combined voting power of the capital stock entitled to vote generally in the election of directors or other governing body, as the case may be, of (x) the surviving or resulting corporation or other entity or (y) if the surviving or resulting corporation or other entity is a wholly-owned subsidiary of another corporation or other entity immediately following such Business Combination, the parent corporation or other entity of such surviving or resulting corporation or other entity;

(ii)       a sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of transactions, by PubCo or any Subsidiary of PubCo of all or substantially all of the assets of PubCo and its Subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more Subsidiaries of PubCo if substantially all of the assets of PubCo and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, except where such sale, assignment, conveyance, transfer, lease or other disposition is to a directly or indirectly wholly-owned Subsidiary of PubCo;

(iii)       any Person or group of Persons acting together which would constitute a “group” for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended, or any successor provisions thereto (a “Securities Group”), other than Amber GT or any Affiliate thereof, acquiring, holding or otherwise controlling more than 50% of the combined voting power of the capital stock of PubCo entitled to vote generally in the election of directors (including, for avoidance of doubt, acquiring, holding or otherwise controlling the right to cast all or a portion of the votes to which the Class B Common Stock is entitled pursuant to proxies, voting agreements or other voting arrangements from or with Amber GT or any of its Affiliates in accordance with the LLC Agreement); or

(iv)       the approval by the stockholders of PubCo of any plan or proposal for the liquidation or dissolution of PubCo.

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of (a) any indirect Change of Control of PubCo resulting from a change of control of Amber GT as a result of Amber GT or any of its Affiliates acting together with any Person or Persons constituting a Securities Group, (b) the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock and the Class B Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of PubCo immediately following such transaction or series of transactions, (c) the consummation of any transaction or series of integrated transactions in which a TRA Party or an Affiliate of such TRA Party merges with PubCo or a Subsidiary of PubCo or (d) the direct or indirect distribution by Amber GT Parent of its retained beneficial interest in GT LLC by means of a spin-off or split-off to its shareholders (however evidenced or structured) or (e) a direct or indirect sale by Amber GT Parent of Units to any Person or Persons acting together to constitute a Securities Group to the extent such sale would cause a Change of Control.

“Class A Common Stock” means shares of Class A common stock of PubCo, par value $0.0001 per share.

“Class B Common Stock” means the Class B common stock of PubCo, par value $0.0001 per share.

“Code” means the Internal Revenue Code of 1986, as amended.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.01(b)(iii) of this Agreement.

“Default Rate” means LIBOR plus 500 basis points.

“Default Rate Interest” is defined in Section 3.01(b)(viii) of this Agreement.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Early Complete Termination” is defined in Section 4.01(b) of this Agreement.

“Early Termination Effective Date” means (i) with respect to an early termination pursuant to Section 4.01(b), the date an Early Termination Notice is delivered, (ii) with respect to an early termination pursuant to Section 4.01(c), the date of the applicable Material Breach and (iii) with respect to an early termination pursuant to Section 4.01(d), the date of the applicable Change of Control.

“Early Termination Reference Date” is defined in Section 4.02 of this Agreement.

“Early Termination Event” means (i) an Early Complete Termination to which Section 4.01(b) applies, (ii) a breach of this Agreement to which Section 4.01(c) applies and (iii) a Change of Control to which Section 4.01(d) applies.

“Early Termination Notice” is defined in Section 4.01(b) of this Agreement.

“Early Termination Payment” is defined in Section 4.03(b) of this Agreement.

“Early Termination Rate” means the lesser of (i) 6.5% per annum, compounded annually, and (ii) LIBOR plus 300 basis points.

“Early Termination Schedule” is defined in Section 4.02 of this Agreement.

“Expert” is defined in Section 7.08 of this Agreement.

“Extension Rate Interest” is defined in Section 3.01(b)(vii) of this Agreement.

“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. The Final Payment Date in respect of (i) a Tax Benefit Payment is determined pursuant to Section 3.01(a) of this Agreement and (ii) an Early Termination Payment is determined pursuant to Section 4.03(a) of this Agreement.

“GT LLC” is defined in the preamble of this Agreement.

“GT LLC Group” means GT LLC, each of its direct or indirect Subsidiaries, and each of their predecessors, successors and assigns.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the sum of (i) (A) the liability for U.S. federal income taxes of PubCo that would have been reported on its IRS Form 1120 (or any successor form) for such Taxable Year and (B) without duplication, the portion of any liability for U.S. federal income taxes that would have been imposed directly on GT LLC (and GT LLC’s applicable Subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to PubCo under Section 704 of the Code and/or the Partnership Audit Rules (in each case using the same methods, elections, conventions and similar practices used on the relevant PubCo Return, but (a) calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, or loss, using PubCo’s allocable share of such items determined by reference to the Non-Adjusted Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year, and (b) excluding any deduction attributable to Imputed Interest for such Taxable Year) (provided, that such amounts will be calculated excluding deductions of (and other effects of) state and local income taxes) and (ii) the product of (x) the amount of the U.S. federal taxable income or gain calculated pursuant to clause (i)(A) for such Taxable Year multiplied by (y) the Assumed State and Local Tax Rate. For the avoidance of doubt, (1) Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to or (without duplication) available for use because of the prior use of any Basis Adjustments or any Imputed Interest and (2) the basis of the Reference Property in the aggregate for purposes of determining the Hypothetical Tax Liability can never be less than zero.

“Imputed Interest” is defined in Section 3.01(b)(vi) of this Agreement.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.06(a) of this Agreement.

“LIBOR” means for each month (or portion thereof) during any period, an interest rate per annum equal to the rate per annum reported, on the date two Business Days prior to the first day of such month, as published on the applicable Bloomberg screen page (or other commercially available source providing quotations of LIBOR) for London interbank offered rates for U.S. dollar deposits for such month (or portion thereof); provided, that at no time shall LIBOR be less than 0%. At the earliest of (i) the date that LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, (ii) June 30, 2023 and (iii) the date on which the TRA Parties and PubCo mutually agree that it is appropriate to establish a replacement interest rate (a “Replacement Rate”), then PubCo and the TRA Parties shall establish a Replacement Rate, after giving due consideration to any evolving or then prevailing conventions in the U.S. loan market for loans in U.S. dollars for such alternative benchmark, and including any mathematical or other adjustments to such benchmark, including spread adjustments, giving due consideration to any evolving or then prevailing convention for similar loans in the U.S. loan market in U.S. dollars for such benchmark, which adjustment, method for calculating such adjustment and benchmark shall be published on an information service as mutually selected from time to time by PubCo and the TRA Parties. The Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this Agreement. In connection with the establishment and application of the Replacement Rate, this Agreement shall be amended, with the consent of PubCo and the TRA Parties (in each case, which consent shall not be unreasonably withheld, conditioned or delayed), as necessary or appropriate, in the reasonable judgment of PubCo and the TRA Parties to replace the definition of LIBOR and otherwise to effect the provisions of this definition. The Replacement Rate shall be applied in a manner consistent with market practice, as mutually determined by PubCo and the TRA Parties.

“LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of GT LLC, dated as of the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Market Value” means the Value of a Class A Share, as defined in the LLC Agreement.

“Material Breach” is defined in Section 4.01(c) of this Agreement.

“Maximum Rate” is defined in Section 7.12 of this Agreement.

“Net Tax Benefit” is defined in Section 3.01(b)(ii) of this Agreement.

“Non-Adjusted Tax Basis” means, with respect to any Reference Property at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Non-TRA Portion” is defined in Section 2.03(b) of this Agreement.

“Objection Notice” is defined in Section 2.04(a)(i) of this Agreement.

“Parties” is defined in the preamble to this Agreement.

“Partnership Audit Rules” means Sections 6221 through 6241 of the Code, as such provisions were amended by the Bipartisan Budget Act of 2015, and Treasury Regulations promulgated thereunder.

“Person” means an individual or a corporation, partnership, limited partnership, limited liability partnership, trust, unincorporated organization, association, limited liability company or other entity.

“Pre-Redemption Transaction” means any transfer of one or more Units (including from the exercise of an option to acquire such Units) that occurs after the Caritas-PubCo Combination but prior to a Redemption of such Units and to which Section 743(b) of the Code applies.

“PubCo Return” means the U.S. federal income Tax Return of PubCo filed with respect to any Taxable Year.

“Realized Tax Benefit” is defined in Section 3.01(b)(iv) of this Agreement.

“Realized Tax Detriment” is defined in Section 3.01(b)(v) of this Agreement.

“Reconciliation Dispute” is defined in Section 7.08 of this Agreement.

“Reconciliation Procedures” means those procedures set forth in Section 7.08 of this Agreement.

“Redemption” is defined in the recitals to this Agreement.

“Reference Property” means an asset (i) that is held by GT LLC, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity for purposes of the applicable tax, at the time of, or immediately prior to, a Basis Transaction or (ii) the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in clause (i), including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Schedule” means any Tax Benefit Schedule and any Early Termination Schedule.

“Senior Obligations” is defined in Section 5.02 of this Agreement.

“Subsidiaries” means, (i) one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person, (ii) any partnership, limited liability company, joint venture or other entity of which the respective Person or any Subsidiary is a general partner, manager, managing member or the equivalent and (iii) in the case of GT LLC, any partnership (for U.S. federal and applicable state income tax purposes) resulting from the Co-Development and Commercialization Agreement, dated as of [●], 2021, by and between GT LLC and Amber GT Parent.

“Tax Benefit Payment” is defined in Section 3.01(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.03(a) of this Agreement.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated tax.

“Taxable Year” means a taxable year as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made) ending on or after the date of hereof.

“Taxing Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any regulatory or other authority with respect to tax matters.

“Termination Objection Notice” is defined in Section 4.02 of this Agreement.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise.

“TRA Party” is defined in the recitals of this Agreement.

“TRA Portion” is defined in Section 2.03(b) of this Agreement.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” is defined in the recitals of this Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(i)       (a) in each Taxable Year ending on or after such Early Termination Effective Date other than an Early Termination Effective Date due to a Change in Control, PubCo will have taxable income sufficient to use fully the deductions or other tax benefits available to it arising from any tax basis in any Reference Property and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, any tax basis in any Reference Property and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available and (b) in each Taxable year ending on or after such Early Termination Effective Date that is due to a Change in Control, PubCo will have taxable income in accordance with PubCo management’s preexisting projections (or, in the absence of such projections, as projected in good faith by PubCo’s management in a manner consistent with its projections for other purposes);

(ii)       the income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other applicable law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(iii)       all taxable income of PubCo will be subject to the sum of (a) the maximum applicable federal corporate tax rates plus (b) the Assumed State and Local Tax Rate for the Taxable Year in which the Early Termination Effective Date occurs for all relevant future Taxable Years;

(iv)       any loss carryovers or carrybacks generated by any tax basis made available to PubCo in any Reference Property and Imputed Interest (including any such tax basis in any Reference Property and Imputed Interest generated as a result of payments made under this Agreement) and available as of the date of the Early Termination Schedule will be used by PubCo (a) with respect to an Early Termination Effective Date other than an Early Termination Effective Date due to a Change of Control, ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or, if such carryovers or carrybacks do not have an expiration date, over the fifteen (15)-year period after such carryovers or carrybacks were generated and (b) with respect to an Early Termination Effective Date that is due to a Change of Control, to the extent there is sufficient taxable income in such Taxable Year after taking into account any amortization pursuant to clause (i) above in accordance with PubCo management’s preexisting projections (or, in the absence of such projections, as projected in good faith by PubCo’s management in a manner consistent with its projections for other purposes);

(v)        with respect to an Early Termination Effective Date other than an Early Termination Effective Date due to a Change of Control, any non-amortizable assets will be disposed of for book value on the fifteenth (15th) anniversary of the earlier of (i) the applicable Basis Adjustment and (ii) the Early Termination Effective Date;

(vi)       if, on the Early Termination Effective Date, any TRA Party has Units that have not been Redeemed, then such Units shall be deemed to be Redeemed for the Market Value of the shares of Class A Common Stock that would be received by such TRA Party had such Units actually been Redeemed on the Early Termination Effective Date;

(vii)       any future payment obligations pursuant to this Agreement that are used to calculate the Early Termination Payment will be satisfied on the date that any Tax Return to which any such payment obligation relates is required to be filed excluding any extensions; and

(viii)       with respect to Taxable Years ending prior to the Early Termination Effective Date, any unpaid Tax Benefit Payments and any applicable Default Rate Interest will be paid.

Section 1.02        Rules of Construction. Unless otherwise specified herein:

(a)               The meanings of defined terms are equally applicable to both (i) the singular and plural forms and (ii) the active and passive forms of the defined terms.

(b)               For purposes of interpretation of this Agreement:

(i)                 The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii)              References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii)            References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv)             The term “including” is by way of example and not limitation.

(v)               The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c)               In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d)               Section (and subsection) headings, titles and subtitles herein are included for convenience of reference only and are not to be considered in construing this Agreement.

(e)               Unless otherwise expressly provided herein, (i) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto; and (ii) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

Article II
DETERMINATION OF REALIZED TAX BENEFIT

Section 2.01        Basis Adjustments; 754 Election.

(a)               Basis Adjustments. The Parties acknowledge and agree that, except as otherwise required by applicable law, the Parties shall treat (i) each Redemption as a direct purchase of Units by PubCo from the applicable TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state, local or foreign tax law) and (ii) each Basis Transaction as a transaction that gives rise to Basis Adjustments. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

(b)               754 Election. PubCo shall cause GT LLC and any of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes to have in effect an election under Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax law) for each Taxable Year. PubCo shall take commercially reasonable efforts to cause each Person in which GT LLC owns a direct or indirect equity interest (other than a Subsidiary) that is so treated as a partnership to have in effect any such election for each Taxable Year.

Section 2.02        Basis Schedules. Within one hundred twenty (120) calendar days after the filing of the U.S. federal income Tax Return of PubCo for each relevant Taxable Year, PubCo shall prepare and deliver to the TRA Parties a schedule showing, in reasonable detail, (a) the Non-Adjusted Tax Basis of the Reference Property as of each applicable Basis Transaction Date, (b) the Basis Adjustments to the Reference Property for such Taxable Year, calculated (i) in the aggregate and (ii) solely with respect to each applicable TRA Party, (c) the periods over which the Reference Property are amortizable or depreciable and (d) the period over which each Basis Adjustment is amortizable or depreciable (such schedule, a “Basis Schedule”). For the avoidance of doubt, the Basis Schedule shall reflect all changes in the bases of Reference Property arising other than from a Basis Adjustment (e.g., as the result of an audit). A Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.04(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.04(b). All costs and expenses incurred in connection with the provision of the Basis Schedules or Tax Benefit Schedules under this Agreement shall be borne by GT LLC.

Section 2.03        Tax Benefit Schedules.

(a)               Tax Benefit Schedule. Within one hundred twenty (120) calendar days after the filing of the PubCo Return for any Taxable Year for which there is a Realized Tax Benefit or Realized Tax Detriment, PubCo shall provide to the TRA Parties a schedule showing, in reasonable detail, (i) the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year, (ii) the calculation of any payment to be made to the TRA Parties pursuant to Article III with respect to such Taxable Year and (iii) all requested supporting information pursuant to Section 2.04(a) of this Agreement reasonably necessary to support the calculation of such payment (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final as provided in Section 2.04(a) and may be amended as provided in Section 2.04(b) (subject to the procedures set forth in Section 2.04(a)).

(b)               Applicable Principles. Subject to the provisions hereunder, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of PubCo for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, as determined using a “with and without” methodology. Carryovers or carrybacks of any tax item attributable to any Basis Adjustment or Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations, and the appropriate provisions of state, local and foreign tax law, governing the use, limitation or expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to a Basis Adjustment or Imputed Interest (a “TRA Portion”) and another portion that is not attributable to a Basis Adjustment or Imputed Interest (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.03(a)) and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. Except with respect to the portion of any payment attributable to Imputed Interest, all Tax Benefit Payments and payments of Default Rate Interest (and including Extension Rate Interest) will be treated as subsequent upward purchase price adjustments that give rise to further Basis Adjustments for PubCo beginning in the Taxable Year of payment, and as a result, such additional Basis Adjustments will be incorporated into such Taxable Year and into future Taxable Years, as appropriate.

Section 2.04        Procedures, Amendments.

(a)               Procedure. Whenever PubCo delivers to the TRA Parties an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.04(b), Early Termination Schedule or amended Early Termination Schedule, PubCo shall also (x) deliver to the TRA Parties, at their request (and upon reasonable notice), any schedules, valuation reports and work papers providing reasonable detail regarding the preparation of the Schedule and (y) allow the TRA Parties and their respective advisors reasonable access at no cost to the appropriate representatives of each of PubCo and/or the Advisory Firm in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, PubCo shall ensure that any Tax Benefit Schedule that is delivered to the TRA Parties, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability of PubCo for the relevant Taxable Year and the Hypothetical Tax Liability of PubCo for such Taxable Year, and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. The applicable Schedule shall become final and binding on all Parties on the thirtieth (30th) calendar day after the TRA Parties receive such Schedule, unless:

(i)                 a TRA Party provides PubCo with notice prior to such thirtieth (30th) calendar day after receipt of such Schedule of a material objection, made in good faith, to such Schedule (“Objection Notice”); or

(ii)              each TRA Party provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from all TRA Parties is received by PubCo.

If the Parties, for any reason, are unable to successfully resolve the issues raised in any Objection Notice within thirty (30) calendar days of receipt by PubCo of such Objection Notice, PubCo and the TRA Parties shall employ the Reconciliation Procedures.

(b)               Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by PubCo (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the TRA Parties, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a material change (relative to the amounts in the original Schedule) in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (such amended Schedule, an “Amended Schedule”). PubCo shall provide any Amended Schedule to the TRA Parties within thirty (30) calendar days of the occurrence of an event referred to in clauses (i) through (vi) of the preceding sentence, and any such Amended Schedule shall be subject to the procedures set forth in Section 2.04(a).

(c)               LLC Agreement. This Agreement shall be treated as part of the partnership agreement of GT LLC as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

Article III
TAX BENEFIT PAYMENTS

Section 3.01        Payments.

(a)               Except as provided in Section 3.02 and Section 3.03, within ten (10) Business Days of a Tax Benefit Schedule with respect to a Taxable Year becoming final in accordance with Section 2.04(a) (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), PubCo shall pay to each relevant TRA Party the Tax Benefit Payment for such Taxable Year determined pursuant to Section 3.01(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account previously designated by the applicable TRA Party to PubCo or as otherwise agreed by PubCo and the applicable TRA Party. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including, without limitation, estimated U.S. federal income tax payments. The TRA Parties shall not be required under any circumstances to return any portion of any Tax Benefit Payment, Early Termination Payment or Default Rate Interest previously paid by PubCo to the TRA Parties.

(b)               Amount of Payments. A “Tax Benefit Payment” with respect to any TRA Party shall be an amount equal to the sum of the Net Tax Benefit that is Attributable to such TRA Party and the Extension Rate Interest.

(i)                 Attributable. A Net Tax Benefit is “Attributable” to a TRA Party to the extent that it is derived from any Basis Adjustment or Imputed Interest that is attributable to a Basis Transaction undertaken by or with respect to such TRA Party.

(ii)              Net Tax Benefit. The “Net Tax Benefit” with respect to a TRA Party for a Taxable Year equals the amount of the excess, if any, of (A) 85% of the Cumulative Net Realized Tax Benefit Attributable to such TRA Party as of the end of such Taxable Year over (B) the aggregate amount of all Tax Benefit Payments previously made to such TRA Party under this Section 3.01 (excluding payments attributable to Extension Rate Interest). For the avoidance of doubt, if the Cumulative Net Realized Tax Benefit that is Attributable to a TRA Party as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made to such TRA Party, such TRA Party shall not be required to return any portion of any Tax Benefit Payment previously made by PubCo to such TRA Party.

(iii)            Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of PubCo, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv)             Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v)               Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi)             Imputed Interest. The principles of Sections 1272, 1274 or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state, local or foreign law, will apply to cause a portion of any Net Tax Benefit payable by PubCo to a TRA Party under this Agreement to be treated as imputed interest (“Imputed Interest”). For the avoidance of doubt, the deduction for the amount of Imputed Interest as determined with respect to any Net Tax Benefit payable by PubCo to a TRA Party shall be excluded in determining the Hypothetical Tax Liability of PubCo for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vii)          Extension Rate Interest. The “Extension Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest for a Taxable Year) will equal interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of PubCo for such Taxable Year until the date on which PubCo makes a timely Tax Benefit Payment to the TRA Party on or before the Final Payment Date as determined pursuant to Section 3.01(a).

(viii)        Default Rate Interest. In the event that PubCo does not make timely payment of all or any portion of a Tax Benefit Payment to a TRA Party on or before the Final Payment Date as determined pursuant to Section 3.01(a), the amount of “Default Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest and the Extension Rate Interest) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.01(a) until the date on which PubCo makes such Tax Benefit Payment to such TRA Party. For the avoidance of doubt, the amount of any Default Rate Interest as determined with respect to any Net Tax Benefit payable by PubCo to a TRA Party shall be included in determining the Hypothetical Tax Liability of PubCo for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(c)               Interest. The provisions of Section 3.01(b) are intended to operate so that interest will effectively accrue for any Taxable Year as follows:

(i)                 first, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Basis Transaction Date until the due date (without extensions) for filing the U.S. federal income Tax Return of PubCo for such Taxable Year);

(ii)              second, at the Agreed Rate in respect of any Extension Rate Interest (from the due date (without extensions) for filing the U.S. federal income Tax Return of PubCo for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.01(a)); and

(iii)            third, at the Default Rate in respect of any Default Rate Interest (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.01(a) until the date on which PubCo makes the relevant Tax Benefit Payment to a TRA Party).

(d)               The Parties acknowledge and agree that, as of the date of this Agreement and as of the date of any future Basis Transaction that may be subject to this Agreement, the timing, amount and aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

Section 3.02        No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.03        Pro-Ration of Payments as Among the TRA Parties.

(a)               Insufficient Taxable Income. Notwithstanding anything in Section 3.01(b) to the contrary, if the aggregate potential tax benefit of PubCo as calculated with respect to the Basis Adjustments and Imputed Interest (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because PubCo does not have sufficient actual taxable income to utilize available deductions fully in such Taxable Year, then the tax benefit for PubCo actually utilized in such Taxable Year shall be allocated among the relevant TRA Parties in proportion to the respective Tax Benefit Payment that would have been payable if PubCo had sufficient taxable income such that there was no limitation.

(b)               Late Payments. If for any reason PubCo is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.01 and PubCo and other Parties agree that (i) PubCo shall pay the Tax Benefit Payments (and any applicable Default Rate Interest) due in respect of such Taxable Year to each relevant TRA Party pro rata in accordance with the principles of Section 3.03(a) and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments (and any applicable Default Rate Interest) to all relevant TRA Parties in respect of all prior Taxable Years have been made in full.

(c)               Excess Payment. To the extent PubCo makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.01(a) of this Agreement (taking into account Section 3.02 and Section 3.03) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year, then (a) such TRA Party shall not receive further payments under Section 3.01(a) until such TRA Party has foregone an amount of payments equal to such excess and (b) PubCo will pay the amount of such TRA Party’s foregone payments to the other Persons to whom a payment is due under this Agreement in a manner such that each such Person to whom a payment is due under this Agreement, to the maximum extent possible, receives aggregate payments under Section 3.01(a) (taking into account Section 3.02 and Section 3.03) in the amount it would have received if there had been no excess payment to such TRA Party.

Article IV
TERMINATION

Section 4.01        Termination, Breach of Agreement, Change of Control.

(a)               General. This Agreement shall terminate at the time that there is no potential for any future Tax Benefit Payments to be made to the TRA Parties under this Agreement.

(b)               Early Complete Termination. PubCo may elect to terminate this Agreement (an “Early Complete Termination”) by (i) delivering to the TRA Parties notice of its intention to exercise such right (“Early Termination Notice”) and (ii) paying to the TRA Parties (1) the Early Termination Payment, (2) any Tax Benefit Payment and Default Rate Interest agreed to by PubCo and the TRA Parties as due and payable but unpaid as of the Early Termination Notice and (3) any Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of the Early Termination Effective Date (except to the extent that any amounts described in clauses (2) or (3) are included in the Early Termination Payment).

(c)               Material Breach. In the event that PubCo breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due (as described below), failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise (“Material Breach”), then all obligations hereunder shall be accelerated and PubCo shall pay to the TRA Parties (i) the Early Termination Payment, (ii) any Tax Benefit Payment and Default Rate Interest agreed to by PubCo and the TRA Parties as due and payable, but unpaid as of the Early Termination Notice and (iii) any Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of the Early Termination Effective Date (except to the extent that any amounts described in clauses (ii) or (iii) are included in the Early Termination Payment). Notwithstanding the foregoing, in the event that PubCo breaches this Agreement and such breach is a Material Breach, the TRA Parties shall be entitled to elect to receive the amounts set forth in (i), (ii) and (iii) above or to seek specific performance of the terms hereof. The Parties agree that the failure to make any payment pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed a Material Breach for all purposes of this Agreement, and that it will not be considered to be a Material Breach to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due, provided that the interest provisions of Section 5.01 shall apply to such late payment (unless PubCo does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.01 shall apply, but the Default Rate shall be replaced by the Agreed Rate), provided further that in the event that payment is not made within three (3) months of the date such payment is due, a TRA Party shall be required to give written notice to PubCo that PubCo has breached its material obligations, and so long as such payment is made within ten (10) Business Days of the delivery of such notice to PubCo, PubCo shall no longer be deemed to be in Material Breach of its obligations under this Agreement. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of a material obligation of this Agreement if PubCo fails to make any Tax Benefit Payment when due to the extent that PubCo has insufficient funds to make such payment; provided, (x) PubCo has used reasonable efforts to obtain such funds and (y) the interest provisions of Section 5.01 shall apply to such late payment (unless PubCo does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.02 shall apply); provided, further, that PubCo shall promptly (and in any event, within ten (10) Business Days), pay all such unpaid payments, together with accrued and unpaid interest thereon, immediately following such time that PubCo has, and to the extent PubCo has, sufficient funds to make such payment, and the failure of PubCo to do so shall constitute a breach of this Agreement. For the avoidance of doubt, (i) all cash and cash equivalents used or to be used to pay dividends by, or repurchase equity securities of, PubCo shall be deemed to be funds sufficient and available to pay such unpaid payments, together with any accrued and unpaid interest thereon and (ii) the immediately preceding sentence of this Section 4.01(c) shall not apply to any payments due pursuant to an election by a TRA Party for the acceleration upon a Change of Control contemplated by Section 4.01(d).

(d)               Change of Control. In the event of a Change of Control, then all obligations hereunder shall be accelerated and PubCo shall pay to the TRA Parties (i) the Early Termination Payment, (ii) any Tax Benefit Payment and Default Rate Interest agreed to by PubCo and the TRA Parties as due and payable but unpaid as of the Early Termination Notice and (iii) any Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of the Early Termination Effective Date (except to the extent that any amounts described in clauses (ii) or (iii) are included in the Early Termination Payment).

Section 4.02        Early Termination Schedule. In the event of a Change of Control or a Material Breach, PubCo shall deliver to the TRA Parties, as soon as reasonably practical, and in the case of an Early Complete Termination, contemporaneously with the Early Termination Notice, a Schedule (the “Early Termination Schedule”) showing in reasonable detail the information required or requested pursuant to the first sentence of Section 2.03 and the calculation of the Early Termination Payment. The Early Termination Schedule shall become final and binding on all Parties unless a TRA Party, within thirty (30) calendar days after receiving the Early Termination Schedule, provides PubCo with notice of a material objection to such Schedule made in good faith (“Termination Objection Notice”). If the Parties for any reason are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by PubCo of the Termination Objection Notice, PubCo and the TRA Parties shall employ the Reconciliation Procedures. The date on which such Early Termination Schedule becomes final shall be the “Early Termination Reference Date”.

Section 4.03        Payment upon Early Termination.

(a)               Timing of Payment. Within ten (10) Business Days after the Early Termination Reference Date (such date, the “Final Payment Date” in respect of any Early Termination Payment), PubCo shall pay to each relevant TRA Party an amount equal to the Early Termination Payment for such TRA Party and any other payment required to be made pursuant to Section 4.01(b), Section 4.01(c) and Section 4.01(d). Such payment shall be made by wire transfer of immediately available funds to a bank account designated in writing by the applicable TRA Party to PubCo or as otherwise agreed by PubCo and the TRA Party.

(b)               Amount of Payment. The “Early Termination Payment,” as of the Early Termination Effective Date, shall equal with respect to the relevant TRA Party the present value, discounted at the Early Termination Rate as of the applicable Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by PubCo to such TRA Party beginning from the Early Termination Effective Date, applying the Valuation Assumptions. For purposes of calculating the present value pursuant to this Section 4.03(b) of all Tax Benefit Payments that would be required to be paid, it shall be assumed that absent the Early Termination Event all Tax Benefit Payments would be paid on the due date (without extensions) for filing the PubCo Return with respect to Taxes for each Taxable Year. The computation of the Early Termination Payment is subject to the Reconciliation Procedures.

Article V
LATE PAYMENTS, ETC.

Section 5.01        Late Payments by PubCo. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment that is required to be made by PubCo to the TRA Parties under this Agreement but is not made by the applicable Final Payment Date shall be payable together with any interest thereon, computed at the Default Rate and commencing from the applicable Final Payment Date.

Section 5.02        Subordination. Notwithstanding any other provision of this Agreement to the contrary, any payment required to be made by PubCo to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations owed in respect of indebtedness for borrowed money (whether secured or unsecured, whether senior or subordinated and whether evidenced by bonds, notes or other debt instruments) of PubCo and any of its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future obligations of PubCo that are not Senior Obligations.

Article VI
CONSISTENCY; COOPERATION

Section 6.01        The TRA Parties’ Participation in PubCo Tax Matters. Except as otherwise provided herein or in the LLC Agreement, PubCo shall have full responsibility for, and sole discretion over, all tax matters concerning PubCo, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes, and certain tax matters concerning GT LLC. Notwithstanding the foregoing, (i) PubCo shall promptly notify the TRA Parties of, and keep the TRA Parties reasonably informed with respect to, the portion of any audit of PubCo or GT LLC by a Taxing Authority the outcome of which is reasonably expected to materially affect any TRA Party’s rights and obligations under this Agreement and (ii) for so long as Amber GT (or any of its Affiliates) is a party to this Agreement, Amber GT (or such Affiliate) shall have the right to participate in and to monitor at its own expense (but not to control) any portion of any audit of PubCo or GT LLC by a Taxing Authority the outcome of which is reasonably expected to materially affect Amber GT’s (or such Affiliate’s) rights and obligations under this Agreement and PubCo shall (A) provide to Amber GT (or such Affiliate) reasonable opportunity to provide information and other input to PubCo and its advisors concerning the conduct of any such portion of such audit and (B) not settle or fail to contest any issue in any such portion of such audit without the prior written consent of Amber GT (or such Affiliate), which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that PubCo shall not be required to take any action in connection with such audit that is inconsistent with any provision of this Agreement or the LLC Agreement. For the avoidance of doubt, to the extent a TRA Party became a party to this Agreement pursuant to Section 7.06, such TRA Party shall not have any right to participate in any audit under this Section 6.01.

Section 6.02        Consistency. PubCo and each TRA Party agrees to report and cause to be reported for all purposes, including U.S. federal, state and local tax purposes and financial reporting purposes, all tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that contemplated by this Agreement or specified by PubCo in any Schedule required to be provided by or on behalf of PubCo under this Agreement unless otherwise required by law. PubCo shall (and shall cause GT LLC and its Subsidiaries to) use commercially reasonable efforts (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the tax treatment contemplated by this Agreement and any Schedule in any audit, contest or similar proceeding with any Taxing Authority.

Section 6.03        Cooperation. Each of PubCo, GT LLC and the TRA Parties shall (i) furnish to the other Parties in a timely manner such information, documents and other materials as (A) the other Parties may reasonably request for purposes of making or approving any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority in respect of the matters covered by this Agreement or (B) in the case of any proposed assignment by Amber GT (or any of its Affiliates that is a party to this Agreement) in accordance with Section 7.06(a), the applicable TRA Party may reasonably request in connection with such assignment (provided that Amber GT and its Affiliates, collectively, may only make one request pursuant to this clause (B) within a given calendar year), (ii) make itself reasonably available to the other Parties and their respective representatives to provide explanations of documents and materials and such other information as the requesting Parties or their respective representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter, and the requesting Party shall reimburse the other Parties for any reasonable and documented third party costs and expenses incurred pursuant to this Section 6.03.

Article VII
MISCELLANEOUS

Section 7.01        Notices.

(a)               Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to PubCo or GT LLC, to:

[[•]
Email:]2

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:   Jonathan L. Davis, P.C., Sara B. Zablotney, P.C. & Ryan Brissette

Email:  jonathan.davis@kirkland.com; szablotney@kirkland.com;

ryan.brissette@kirkland.com

If to Amber GT, to:

c/o [Amber], Inc.

3675 Market Street

Philadelphia, PA 19104

Attn:  Chief Legal Officer
Email: gcoffice@amicusrx.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attn:  Graham Robinson, Katherine D. Ashley & David Rievman
Email:  graham.robinson@skadden.com; katherine.ashley@skadden.com;

david.rievman@skadden.com

[2]	Note to Draft: Parties to confirm notice information.

If to any other TRA Party, to the address or e-mail address specified on such TRA Party’s signature page to the applicable Joinder.

Any Party may change its contact information by giving the other Parties written notice of its new contact information in the manner set forth above.

Section 7.02        Counterparts; Electronic Signatures. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Delivery of an executed counterpart hereof in .pdf format via email shall be effective as delivery of an original counterpart hereof.

Section 7.03        Entire Agreement; Third Party Beneficiaries. This Agreement, together with any exhibits and schedules attached hereto, sets forth the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.04        Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as inducement to enter into this Agreement), shall be governed by, and construed and enforced in accordance with, the laws (both substantive and procedural) of the State of Delaware, without giving effect to the conflict of laws principles thereof.

Section 7.05        Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.06        Assignment; Amendments; Successors; Waivers.

(a)               Assignment. No TRA Party may assign, sell, pledge or otherwise alienate or transfer any interest in this Agreement, including the right to receive any payment under this Agreement, to any Person without the prior written consent of PubCo, which consent may be withheld in PubCo’s reasonable discretion, and without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such TRA Party’s interest in this Agreement and to become a Party for all purposes of this Agreement (the “Joinder Requirement”); provided, however, that to the extent any TRA Party sells, exchanges, distributes or otherwise transfers Units to any Person (other than PubCo or GT LLC) in accordance with the terms of the LLC Agreement, such TRA Party shall have the option to assign (which assignment shall not, for the avoidance of doubt, be subject to PubCo’s consent) to the transferee of such Units its rights under this Agreement with respect to such transferred Units. Notwithstanding the immediately preceding sentence, from and after such time as a TRA Party has transferred Units to PubCo or GT LLC in accordance with the terms of the LLC Agreement, such TRA Party may assign (which assignment shall not, for the avoidance of doubt, be subject to PubCo’s consent) its rights hereunder to any Person that satisfies the Joinder Requirement, provided that such TRA Party has first offered to assign such rights to PubCo and PubCo has declined such offer (provided, that if PubCo fails to affirmatively accept or decline such offer within ten (10) Business Days, PubCo shall be deemed to have declined such offer). PubCo may not assign any of its rights or obligations under this Agreement to any Person without the prior written consent of the TRA Parties (which consent may be withheld in their reasonable discretion), and any purported assignment without such consent shall be null and void. The transferee and transferor of any Transfer permitted pursuant to the terms and conditions of this Section 7.06 shall ensure that PubCo is provided with a copy (which may be by PDF) of the fully executed instrument of Transfer, which instrument must clearly identify the name of the transferor and transferee and the number of Units being transferred, within five (5) days of the effective date of such Transfer. Any Transfer, or attempted Transfer in violation of this Agreement, including any failure of a purported transferee to enter into a Joinder to this Agreement or to provide any forms or other information to the extent required hereunder, shall be null and void, and shall not bind or be recognized by PubCo or the TRA Parties. PubCo shall be entitled to treat the record owner of any rights under this Agreement as the absolute owner thereof and shall incur no liability for payments made in good faith to such owner until such time as a written assignment of such rights is permitted pursuant to the terms and conditions of this Section 7.06 and has been recorded on the books of PubCo.

(b)               Amendments. This Agreement cannot be amended, supplemented or modified, except by a writing signed by each of PubCo and the TRA Parties.

(c)               Successors. All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. PubCo shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of PubCo, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that PubCo would be required to perform if no such succession had taken place.

(d)               Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have be given. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.

Section 7.07        Exclusive Jurisdiction; Waiver of Jury Trial.

(a)               Except for Reconciliation Disputes subject to Section 7.08, each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware). Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (1) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 7.07 for any reason, (2) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (1) the Action or cause thereof in any such court is brought against such Party in an inconvenient forum, (2) the venue of such Action or cause thereof against such Party is improper or (3) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 7.01 shall be effective service of process for any such Action, demand, or cause thereof.

(b)               EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  7.07(b).

Section 7.08        Reconciliation. In the event that PubCo and any of the TRA Parties are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.04 or Section 4.02 within the relevant period designated in this Agreement, or any other disagreement regarding the calculation of Tax Benefit Payments, the treatment of transactions for tax purposes or any similar matter the resolution of which requires substantial tax expertise (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted by the applicable Parties for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to the applicable Parties. The Expert shall be a partner in a nationally recognized accounting firm or a law firm (other than the Advisory Firm), and the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with PubCo or the TRA Parties or other actual or potential conflict of interest. If the applicable Parties are unable to agree on an Expert within fifteen (15) calendar days after any of the applicable Parties have provided the other applicable Parties with written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Early Termination Schedule or an amendment thereto within thirty (30) calendar days, and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days, or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement and such Tax Return may be filed as prepared by PubCo, subject to adjustment or amendment upon resolution. The costs and expenses related to the engagement of such Expert or amending any Tax Return shall be borne by PubCo, except as provided in the next sentence. Each of PubCo and the applicable TRA Parties shall bear their own costs and expenses of such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.08 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.08 shall be binding on PubCo and the applicable TRA Parties and may be entered and enforced in any court having jurisdiction.

Section 7.09        Withholding. PubCo shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as PubCo reasonably believes it is required to deduct and withhold as a result of the execution of this Agreement or with respect to the making of such payment, in each case, under the Code, or any provision of state, local or foreign tax law, provided that PubCo shall have first notified the applicable TRA Party of its intent to deduct or withhold, and PubCo and the applicable TRA Party shall have discussed in good faith whether such taxes can be mitigated to the extent permitted under applicable law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by PubCo, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant TRA Party in respect of whom the deduction and withholding was made. PubCo shall provide evidence of such payment to the TRA Parties to the extent that such evidence is available. Each TRA Party shall promptly provide PubCo with any applicable tax forms and certifications reasonably requested by PubCo in connection with determining whether any such deductions and withholdings are required by applicable law.

Section 7.10        Affiliated Corporations; Admission of PubCo into a Consolidated Group; Transfers of Corporate Assets.

(a)               If PubCo is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or a similar provision of state or local law (other than if PubCo becomes a member of such a group as a result of a Change of Control, in which case the provisions of Article IV shall control), then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole and (ii) Tax Benefit Payments and Early Termination Payments shall be computed with reference to the consolidated taxable income of the group as a whole.

(b)               If any Person, the income of which is included in the income of PubCo’s affiliated or consolidated group, transfers one or more assets to a corporation or any Person treated as such for tax purposes with which such entity does not file a consolidated Tax Return pursuant to Section 1501 et seq. of the Code, for purposes of calculating the amount of any Tax Benefit Payment (e.g., calculating the gross income of PubCo’s affiliated or consolidated group and determining the Realized Tax Benefit) due hereunder, such Person shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be determined as if such transfer occurred on an arm’s-length basis with an unrelated third party. For purposes of this Section 7.10, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s applicable share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth herein, if PubCo or any other entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers its assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive or pursuant to any other transaction to which Section 381(a) of the Code applies, the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) pursuant to this Section 7.10(b).

Section 7.11        Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause material adverse tax consequences to such TRA Party or any direct or indirect owner of such TRA Party, then at the written election of such TRA Party in its sole discretion (in an instrument signed by such TRA Party and delivered to PubCo) and to the extent specified therein by such TRA Party, this Agreement shall cease to have further effect and shall not apply to any Basis Transactions occurring after a date specified by such TRA Party, or may be amended in a manner reasonably determined by such TRA Party, provided that such amendment shall not result in an increase in any payments owed by PubCo under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.12        Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Party hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If any TRA Party shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to PubCo. In determining whether the interest contracted for, charged or received by any TRA Party exceeds the Maximum Rate, such TRA Party may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by PubCo to such TRA Party hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.13        Independent Nature of Rights and Obligations. The rights and obligations of each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than PubCo). The obligations of a TRA Party hereunder are solely for the benefit of, and shall be enforceable solely by, PubCo. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and PubCo acknowledges that the TRA Parties are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[Signatures pages follow]

PUBCO:

[CARITAS], INC.

By:
Name:
Title:

GT LLC:

CARITAS THERAPEUTICS, LLC

By:
Name:
Title:

[AMBER GT]:

[GT HOLDINGS,] LLC

By:
Name:
Title:

[Signature page to Tax Receivable Agreement]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of [•], 20__ (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [•], 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among [Caritas], Inc., (f/k/a ARYA Sciences Acquisition Corp IV), a Delaware corporation (“PubCo”), [Amber GT Holdings], LLC, a Delaware limited liability company, Caritas Therapeutics, LLC, a Delaware limited liability company and each of the TRA Parties from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.       Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to PubCo that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a TRA Party.

2.       Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to PubCo, the undersigned hereby is and hereafter will be a TRA Party under the Tax Receivable Agreement and a Party thereto, with all of the rights, privileges and responsibilities of a TRA Party thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.       Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.       Address. All notices under the Tax Receivable Agreement to the undersigned shall be directed to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[Exhibit A]

[NAME OF NEW PARTY]

By:
Name:
Title:

Acknowledged and agreed
as of the date first set forth above:

[Amber GT Holdings, LLC]

By:
Name:
Title:

[Exhibit A]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1*††
Business Combination Agreement, dated as of September 29, 2021, by and among ARYA Sciences Acquisition Corp IV, Amicus Therapeutics, Inc., Amicus GT Holdings, LLC and Caritas Therapeutics, LLC (included as Annex A to the proxy statement/prospectus).

3.1*	Amended and Restated Memorandum and Articles of Association of ARYA Sciences Acquisition Corp IV (included as Annex B to the proxy statement/prospectus).

3.2*	Form of Certificate of Incorporation of Caritas Therapeutics, Inc., to become effective upon Domestication (included as Annex C to the proxy statement/prospectus).

3.3*	Form of Bylaws of Caritas Therapeutics, Inc., to become effective upon Domestication (included as Annex D to the proxy statement/prospectus).

4.1*	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on February 19, 2021).

4.2**	Form of Certificate of Corporate Domestication of ARYA Sciences Acquisition Corp IV, to be filed with the Secretary of the State of Delaware.

5.1**	Opinion of Kirkland & Ellis LLP.

8.1**	Tax opinion of Kirkland & Ellis LLP.

Exhibit Number	Description
10.1*
Sponsor Letter Agreement, dated as of September 28, 2021 by and among ARYA Sciences Holdings IV, ARYA Sciences Acquisition Corp IV, Amicus GT Holdings, LLC, and certain Insiders identified therein (included as Annex E to the proxy statement/prospectus).

10.2*	Form of Subscription Agreement (included as Annex F to the proxy statement/prospectus).

10.3*
Investor Rights Agreement, dated as of September 28, 2021, by and among ARYA Sciences Acquisition Corp IV and certain Holders identified therein (included as Annex G to the proxy statement/prospectus).

10.4*	Form of Director Nomination Agreement, by and among Caritas Therapeutics, Inc., ARYA Sciences Holdings IV and Amicus Therapeutics, Inc. (included as Annex H to the proxy statement/prospectus).

10.5*+	Form of Caritas Therapeutics, Inc. 2021 Equity Incentive Plan (included as Annex I to the proxy statement/prospectus).

10.6*+	Form of Caritas Therapeutics, Inc. 2021 Employee Stock Purchase Plan (included as Annex J to the proxy statement/prospectus).

10.7*†	Form of Co-Development and Commercialization Agreement, by and among Caritas Therapeutics, LLC and Amicus Therapeutics, Inc. (included as Annex L to the proxy statement/prospectus).

10.8*	Form of Transition Services Agreement, by and among Amicus Therapeutics, Inc. and Caritas Therapeutics, LLC (included as Annex M to the proxy statement/prospectus)

10.9**	Form of Stock Option Agreement under the Caritas Therapeutics, Inc. 2021 Equity Incentive Plan.

10.10**	Form of Restricted Stock Unit Agreement under the New Caritas 2021 Incentive Equity Plan.

10.11*	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Registrant on February 19, 2021).

10.12*	Form of Caritas Therapeutics, Inc. Indemnification Agreement.

10.13*	Form of Amended and Restated Limited Liability Company Agreement of Caritas Therapeutics, LLC (included as Annex N to the proxy statement/prospectus).

10.14*	Form of Tax Receivable Agreement, by and among Caritas Therapeutics, Inc., Amicus GT Holdings, LLC and Caritas Therapeutics, LLC (included as Annex O to the proxy statement/prospectus).

10.15*
Administrative Services Agreement, dated as of March 2, 2021, by and among ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on March 2, 2021).

21.1*	List of subsidiaries of ARYA.

23.1*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for ARYA.

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm for Caritas.

Exhibit Number	Description
23.3**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).

23.4**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 8.1).

24.1*	Power of Attorney (included on signature page of the initial filing of this registration statement).

99.1**	Consent of to be named as a Director.

99.2*	Form of Proxy Card of ARYA Sciences Acquisition Corp IV (included as Annex K to the proxy statement/prospectus).

*	Filed herewith.
**	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
††
Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

Item 22.	Undertakings

11.          The undersigned Registrant hereby undertakes:

(a)          To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)          To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications,

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

12.          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

13.         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

14.         The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

15.          The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

16.         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 29th of October, 2021.

ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph Edelman, Adam Stone and Michael Altman, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Joseph Edelman	Chairman of the Board of Directors	October 29, 2021
Joseph Edelman

/s/ Adam Stone	Chief Executive Officer and Director (Principal Executive Officer)	October 29, 2021
Adam Stone

/s/ Michael Altman	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	October 29, 2021
Michael Altman

/s/ Todd Wider	Director	October 29, 2021
Todd Wider

/s/ Leslie Trigg	Director	October 29, 2021
Leslie Trigg

/s/ Michael Henderson	Director	October 29, 2021
Michael Henderson